82-04642

Communication on material facts
“Data on accrued and paid yield on the issuer’s [redacted]
“Data on the date of performance of the issuer’s ob s”

1. General information	
1.1. The issuer’s full brand name (for non-commercial organization – the name)	*Open Joint ecom”*
1.2. The issuer’s abbreviated brand name	*OJSC “VolgaTelecom”*
1.3. The issuer’s location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer’s national registration number	*1025203014781*
1.5. The issuer’s TIN	*5260901817*
1.6. The issuer’s unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*“Supplement to “Russia’s FSFM Herald”* *“Rossiiskaya gazeta”*

1.9. Code (codes) of material fact (facts)	*0600137A14122005; 0900137A14122005*

2. The communication’s content

2.1. Kind, category (type), series and other identification features of securities:
- Ordinary, registered, paperless shares;
- Preferred, registered, paperless shares of A type.
2.2. State registration number of the securities issue, state registration date:
- Ordinary shares - № 1-01-00137-A of November 14, 2003;
- Preferred shares - № 2-01-00137-A of November 14, 2003.
2.3. The name of the registration body that conducted the state registration of the securities issue:
Federal Commission for Securities Market of Russian Federation
2.4. The issuer’s management body that passed the resolution on payment (declaration) of dividends on the issuer’s shares: ***Annual general meeting of shareholders of OJSC “VolgaTelecom”***
2.5. The date of passing the resolution on payment (declaration) of dividends on the issuer’s shares:
June 26, 2006.
2.6. The date of making up the minutes of the meeting of the issuer’s authorized management body when the resolution was passed on payment (declaration) of dividends on the issuer’s shares:
June 27, 2006, minutes № 6
2.7. The content of the issuer’s obligation, the amount of the obligation in money terms:
Payment of dividends
- on ordinary registered paperless shares in the amount of 362 657 563 rubles
- on preferred registered paperless shares of A type in the amount of 226 134 844 rubles
2.8. Total amount of dividends accrued on the issuer’s shares of certain category (type) and the size of dividend accrued on one share of certain category (type):
- on ordinary shares – 362 657 563 rubles; 1,4744 rubles;
- on preferred shares of A type – 226 134 844 rubles; 2,7583 rubles.
2.9. The form of yield payment on the issuer’s securities: ***cash assets.***
2.10. The date when the obligation of payment of yield on the issuer's securities (dividends on shares) should be performed, and in case if the obligation of payment of yield on securities should be performed by the issuer during a certain time (time period) - the end date of this period:
- on ordinary shares – December 14, 2006,
- on preferred shares of A type – December 14, 2006.
2.11. Total amount of dividends paid on the issuer’s shares of certain category (type):
- on ordinary shares – 358 969 628 rubles,
- on preferred shares of A type – 219 954 252 rubles.
2.12. The fact of the obligation performance or the issuer’s non-performance of the obligation (default):
The obligation is performed not in full.
2.13. The reasons of the obligation non-performance:
- Non-appearance of shareholders to the issuer’s office to receive the dividends in cash;

- ***Wrong /incomplete/ outdated information about the requisites of the bank accounts of the shareholders;***
- ***Wrong /incomplete/ outdated information about the mail addresses of the shareholders.***

2.14. The amount of the obligation in money terms in which it is not performed:

3 687 935 rubles – on ordinary shares

6 180 592 rubles – on preferred shares.

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	______________ (signature)	S.V. Omelchenko
3.2. Date " 14 " December 20 06	LS	

VI-2

Communication on material fact
"Data on accrued and (or) paid revenues on the issuer's securities"

"Data on the time of the issuer's performance of obligations to securities owners"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A12122006; 0900137A12122006*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage (hereinafter – Bonds).

2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 46 – 00137 – A, June 06, 2006.***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Service for Financial Markets***

2.4. The issuer's management body that adopted the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds:
The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC "VolgaTelecom" Board of directors (minutes № 29 of 28.04.2006).
The interest rate of the first coupon is set by OJSC "VolgaTelecom" General Director at 7,99% p.p.a. (Order № 422 of September 12, 2006).

2.5. The date of adopting the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***September 12, 2006***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the decision on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was adopted: ***Order № 422 of September 12, 2006***

2.7. The content of the issuer's obligation, the obligation's size in money terms:
payment of BT-4 series Bonds interest (coupon) yield on the 1-st coupon in the amount of 59 760 000 rubles

2.8. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):
the yield on the 1-st coupon of BT-4 series Bonds was paid
in the amount of 59 760 000 rubles;
7,99% p.p.a. (19,92 rubles)

2.9. The form of payment of revenues on the issuer's securities (money resources, other property):
Money resources in Russian Federation currency by non-cash payment

2.10. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date:
December 12, 2006.

2.11. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series):
Total coupon yield on BT-4 series Bonds in the amount of 59 760 000 rubles

2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):
The obligation was performed in full.

3. Signature

3.1. First deputy to OJSC "VolgaTelecom" General Director for economics and finances	______________ (signature)	D.V. Pozdnyakov
3.2. Date " 12 " December 20 06	LS	

VI-3

Communication on material fact
"Data on accrued and (or) paid revenues on the issuer's securities"

"Data on the time of the issuer's performance of obligations to securities owners"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A05122006; 0900137A05122006*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – Bonds).

2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 45 – 00137 – A, November 10, 2005.***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Service for Financial Markets***

2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds:
The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC "VolgaTelecom" Board of directors (minutes № 8 of 03.10.2005).
The interest rate of the first coupon is set by OJSC "VolgaTelecom" General Director at 8,50% p.p.a. (Order № 460 of December 06, 2005).

2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***December 06, 2005***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***Order № 460 of December 06, 2005***

2.7. The content of the issuer's obligation, the obligation's size in money terms:
payment of coupon (interest) yield for the 2 coupon of BT-3 series Bonds:
97 474 000 rubles – accrued yield,
97 473 780 rubles – paid yield (net of individual income tax),
220 rubles – individual income tax is transferred by the issuer to the budget.

2.8. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):
the yield on the 2 coupon of BT-3 series Bonds was paid:
97 474 000 rubles – accrued yield, 8,50% p.p.a. (42,38 rubles),
97 473 780 rubles – paid yield (net of individual income tax),
220 rubles – individual income tax is transferred by the issuer to the budget.

2.9. The form of payment of revenues on the issuer's securities (money resources, other property):
Money resources in Russian Federation currency

2.10. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date:
December 05, 2006.

2.11. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series):
BT-3 series Bonds total coupon yield:
194 948 000 rubles – accrued yield,
194 947 780 rubles – paid yield (net of individual income tax),
220 rubles – individual income tax is transferred by the issuer to the budget.

2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):
The obligation was performed in full.

3. Signature		
3.1. **OJSC "VolgaTelecom" General Director**	______________ (signature)	**S.V. Omelchenko**
3.2. Date "05" December 20 06	LS	

VI-4

Communication on material fact
"Data on accrued and (or) paid revenues on the issuer's securities"
"Data on the time of the issuer's performance of obligations to securities owners"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A05122006; 0900137A05122006*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – Bonds).

2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 44 – 00137 – A, November 10, 2005.***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Service for Financial Markets***

2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds:
The procedure of determining the size of coupon yield is defined by the Decision on securities issue and the securities Offering memorandum approved by OJSC "VolgaTelecom" Board of directors (minutes № 8 of 03.10.2005).
The interest rate of the first coupon is set by OJSC "VolgaTelecom" General Director at 8,20% p.p.a. (Order № 459 of December 06, 2005).

2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***December 06, 2005***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***Order № 459 of December 06, 2005***

2.7. The content of the issuer's obligation, the obligation's size in money terms: ***payment of BT-2 series Bonds interest (coupon) yield in the amount of 122 670 000 rubles***

2.8. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):
the yield on the 2 coupon of BT-2 series Bonds was paid
in the amount of 122 670 000 rubles;
8,20 % p.p.a. (40,89 rubles)

2.9. The form of payment of revenues on the issuer's securities (money resources, other property):
Money resources in Russian Federation currency

2.10. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date:
December 05, 2006.

2.11. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series):
Total coupon yield on BT-2 series Bonds in the amount of 245 340 000 rubles

2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):
The obligation was performed in full.

3. Signature

3.1. OJSC "VolgaTelecom" General Director ________________ (signature) **S.V. Omelchenko**

3.2. Date " 05 " December 20 06 LS

VI-5

COMMUNICATION ABOUT MATERIAL FACT
"DATA ABOUT THE ISSUER'S ISSUE OF SECURITIES"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137-A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru***
1.8. The name of the periodical(s) used by the issuer for information publishing	***"Rossiiskaya gazeta"***

1.9. Code(s) of material fact(s)	***0500137A25102006***

2. The communication's content

2.4. Data on state registration of the report on the results of securities issue.

2.4.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage (hereinafter – the Bonds).***

2.4.2. Term to maturity: ***The Bonds are retired in succession by installments during the following periods:***

On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;

On the 2002-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;

On the 2184-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;

On the 2366-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;

On the 2548-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value.

If the date of retirement of a part of the Bonds' face value falls on a day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.

The dates of the start and the end of retirement of each part of the Bonds' face value coincide.

The retirement of each part of the Bonds' face value is made by the paying agent on the instructions of and for the account of the Issuer.

2.4.3. State registration number of the issue of securities and the date of state registration: ***4-46-00137-A of June 06, 2006.***

2.4.4. The name of the registration body that conducted state registration of the issue of securities: ***Federal Service for Financial Markets.***

2.4.5. The quantity of placed securities and the face value of each valuable paper: ***3 000 000 (Three million) bonds, the face value of each bond - 1000 (One thousand) rubles.***

2.4.6. The portion of actually placed securities of the total quantity of the issue securities which were due to placement: ***100% of the total quantity of the Bonds of the issue.***

2.4.7. The method of securities floatation: ***public offering.***

2.4.8. The date of actual start of securities placement: ***September 12, 2006.***

2.4.9. The date of actual completion of securities placement: ***September 12, 2006.***

2.4.10. The date of state registration of the report on the results of securities issue: ***October 19, 2006.***

2.4.11. The name of the registration body that conducted state registration of the report on the results of securities issue: ***Federal Service for Financial Markets.***

2.4.12. The fact of registration of securities offering memorandum simultaneously with state registration of the issue of these securities: ***The securities offering memorandum was registered on June 06, 2006 simultaneously with state registration of the issue of these securities.***

2.4.13. In case of securities offering memorandum registration – the procedure of providing access to the information contained in the report on the results of securities issue:

Within the period not more than 3 (Three) days since the date of the Issuer's receipt of written notification of the registration body about state registration of the Report on the results of securities issue the Issuer publishes the text of registered Report on the results of securities issue on the web site in the Internet at the address: http://www.vt.ru.

The text of registered Report on the results of securities issue should be available in the Internet for at least 6 (Six) months since the date of its publishing in the Internet.

The Issuer ensures access to the information contained in the registered Report on the results of securities issue by providing all interested persons with the capability to get familiarized with the copy of registered Report on the results of securities issue and to get its copy at the following addresses:

OJSC "VolgaTelecom"
Location: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
Phone: ***(831-2) 37-50-09***
Fax: ***(831-2) 30-67-68***

OJSC JSCB "Svyaz-Bank"
Location: ***Russia, 125375, Moscow, Tverskaya str.,7***
Phone: ***(495) 771-32-60***
Fax: ***(495) 975-24-66***

The Issuer is obliged to provide the copies of the specified documents to the Bonds owners and to other interested persons at their request for a fee not exceeding the costs for copying of the said documents within the period not more than 7 (Seven) days since the date of the request submission.

2.4.14. In case of signing the report on the results of securities issue by securities market financial adviser – reference to this circumstance and also full and abbreviated brand name of securities market financial adviser, its location:

The report on the results of securities issue was signed by securities market financial adviser.
Full brand name of the financial adviser: ***Closed Joint Stock Company "Investment company AVC";***
Abbreviated brand name: ***CJSC "IC AVC";***
Location of the financial adviser: ***Russia, 196605, Saint-Petersburg, Pushkin town, Uritskyi pavilion, 1.***

3. Signature

3.1. OJSC "VolgaTelecom" General Director S.V. Omelchenko

3.2. Date " 25 " October 2006

VI-6

Communication on material fact
"Data on accrued and (or) paid yield on the issuer's securities"
"Data on the time of the issuer's performance of obligations to securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta" newspaper*

1.9. Code (codes) of material fact (facts)	*0600137A12092006, 0900137A12092006*

2. The communication's content
2.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage (hereinafter – Bonds).***   2.2. State registration number of the securities issue and the date of state registration: ***4-46-00137-A, June 06, 2006.***   2.3. The name of the registration body that conducted state registration of the securities issue: ***Federal Service for Financial Markets.***   2.4. The issuer's management body that made the decision on determination of the size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***General Director of OJSC "VolgaTelecom".***   2.5. The date of making the decision on determination of the size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***September 12, 2006.***   2.6. The date of drawing up the minutes of the meeting (session) of the issuer's authorized management body where the decision was made on determination of the size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***Order № 422 of September 12, 2006.***   2.7. Total amount of interest and (or) other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due (was due) to payment on the issuer's one bond of certain issue (series):   ***Total amount of yield on the first coupon due to payment on the Bonds is 59 760 000,00 (Fifty nine million seven hundred sixty thousand) rubles 00 kopecks;***   ***The size of yield on the first coupon due to payment on one Bond is 7,99% per annum or 19 rubles 92 kopecks.***   ***Total amount of yield on the second coupon due to payment on the Bonds is 59 760 000,00 (Fifty nine million seven hundred sixty thousand) rubles 00 kopecks;***   ***The size of yield on the second coupon due to payment on one Bond is 7,99% per annum or 19 rubles 92 kopecks.***   ***Total amount of yield on the third coupon due to payment on the Bonds is 59 760 000,00 (Fifty nine million seven hundred sixty thousand) rubles 00 kopecks;***   ***The size of yield on the third coupon due to payment on one Bond is 7,99% per annum or 19 rubles 92 kopecks.***

Total amount of yield on the fourth coupon due to payment on the Bonds is 59 760 000,00 (Fifty nine million seven hundred sixty thousand) rubles 00 kopecks;
The size of yield on the fourth coupon due to payment on one Bond is 7,99% per annum or 19 rubles 92 kopecks.
Total amount of yield on the fifth coupon due to payment on the Bonds is 59 760 000,00 (Fifty nine million seven hundred sixty thousand) rubles 00 kopecks;
The size of yield on the fifth coupon due to payment on one Bond is 7,99% per annum or 19 rubles 92 kopecks.
Total amount of yield on the sixth coupon due to payment on the Bonds is 59 760 000,00 (Fifty nine million seven hundred sixty thousand) rubles 00 kopecks;
The size of yield on the sixth coupon due to payment on one Bond is 7,99% per annum or 19 rubles 92 kopecks.
Total amount of yield on the seventh coupon due to payment on the Bonds is 59 760 000,00 (Fifty nine million seven hundred sixty thousand) rubles 00 kopecks;
The size of yield on the seventh coupon due to payment on one Bond is 7,99% per annum or 19 rubles 92 kopecks.
Total amount of yield on the eighth coupon due to payment on the Bonds is 59 760 000,00 (Fifty nine million seven hundred sixty thousand) rubles 00 kopecks;
The size of yield on the eighth coupon due to payment on one Bond is 7,99% per annum or 19 rubles 92 kopecks.
Total amount of yield on the ninth coupon due to payment on the Bonds is 59 760 000,00 (Fifty nine million seven hundred sixty thousand) rubles 00 kopecks;
The size of yield on the ninth coupon due to payment on one Bond is 7,99% per annum or 19 rubles 92 kopecks.
Total amount of yield on the tenth coupon due to payment on the Bonds is 59 760 000,00 (Fifty nine million seven hundred sixty thousand) rubles 00 kopecks;
The size of yield on the tenth coupon due to payment on one Bond is 7,99% per annum or 19 rubles 92 kopecks.
Total amount of yield on the eleventh coupon due to payment on the Bonds is 59 760 000,00 (Fifty nine million seven hundred sixty thousand) rubles 00 kopecks;
The size of yield on the eleventh coupon due to payment on one Bond is 7,99% per annum or 19 rubles 92 kopecks.
Total amount of yield on the twelfth coupon due to payment on the Bonds is 59 760 000,00 (Fifty nine million seven hundred sixty thousand) rubles 00 kopecks;
The size of yield on the twelfth coupon due to payment on one Bond is 7,99% per annum or 19 rubles 92 kopecks.

2.8. The form of payment of yield on the issuer's securities (monetary means, other property): ***by monetary means by non-cash payment in Russian Federation currency.***
2.9. The date when the obligation of payment of yield on the issuer's securities (yield (interest, face value) on bonds) should be performed, and in case if the obligation of payment of yield on securities should be performed by the issuer during a definite time (period of time) – the end date of this time:
The date when the obligation of payment of the Bonds first coupon should be performed: 12.12.2006.
The date when the obligation of payment of the Bonds second coupon should be performed: 13.03.2007.
The date when the obligation of payment of the Bonds third coupon should be performed: 12.06.2007.
The date when the obligation of payment of the Bonds fourth coupon should be performed: 11.09.2007.
The date when the obligation of payment of the Bonds fifth coupon should be performed: 11.12.2007.
The date when the obligation of payment of the Bonds sixth coupon should be performed: 11.03.2008.
The date when the obligation of payment of the Bonds seventh coupon should be performed: 10.06.2008.
The date when the obligation of payment of the Bonds eighth coupon should be performed: 09.09.2008.
The date when the obligation of payment of the Bonds ninth coupon should be performed: 09.12.2008.
The date when the obligation of payment of the Bonds tenth coupon should be performed: 10.03.2009.
The date when the obligation of payment of the Bonds eleventh coupon should be performed: 09.06.2009.
The date when the obligation of payment of the Bonds twelfth coupon should be performed: 08.09.2009.

If the date of the Bonds coupon yield payment falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such

a delay in payment.

2.10. Total size of interest and (or) other yield paid on the issuer's bonds of certain issue (series): ***Earlier the yield on BT-4 series Bonds was not paid.***

2.11. The content of the issuer's obligation, and for monetary obligation or other obligation that may be expressed in monetary terms, - also the amount of such obligation in monetary terms: ***The obligation of determination of the rate on the first coupon of BT-4 series Bonds.***

2.12. The fact of the obligation's performance or non-performance of obligation (default) of the issuer: ***The obligation on determination of the rate on the first coupon of BT-4 series Bonds was performed.***

3. Signature	
3.1. Acting General Director of OJSC "VolgaTelecom"	D.V. Pozdnyakov
3.2. Date " 12 " September 2006	

Communication on material fact V/-7
"Data about the facts that resulted in single increase (decrease) in net profit or net losses of the issuer by more than 10 percent"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***Supplement to "Russia's FSFM Herald"***

1.9. Code (codes) of material fact (facts)	***0300137A28072006***

2. The communication's content

2.1. The fact (facts) that resulted in single *decrease of the issuer's net profit* by more than 10 percent:

The decrease in the issuer's net profit in the second quarter is connected with enforcement of court decisions on reimbursement to the Company of expenses of years 2002-2003 for provided telecommunication services at reduced rates and with relevant cash inflow from federal budget in the first quarter of 2006.

2.2. . The date of the fact (facts) occurrence that resulted in single change of the issuer's *net profit* (net loss) by more than 10 percent:

July 28, 2006

2.3. The amount of the issuer's *net profit* (net loss) for the reporting period (quarter 1 of 2006), preceding the reporting period when the related fact (facts) occurred:

819 909 thousand rubles

2.4. The amount of the issuer's *net profit* (net loss) for the reporting period (quarter 2 of 2006), when the related fact (facts) occurred:

662 279 thousand rubles

2.5. The change of the issuer's *net profit* (net loss) in absolute figures and in percent

157 630 thousand rubles

- 19,23 %

3. Signature

3.1. OJSC "VolgaTelecom»
General Director

S. V. Omelchenko

____
(signature)

3.2. Date " 28 " July 20 06 . LS

3.3. Chief accountant
of OJSC "VolgaTelecom" N.I. Popkov

____
(signature)

3.4. Date " 28 " July 20 06 .

V1-8

Communication on material fact
"Data on the resolutions of general meetings"

RECEIVED

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* Supplement to *"Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*1000137A27062006*

2. The communication's content

2.1. Type of general meeting (annual, extraordinary): ***annual***

2.2. The form of general meeting holding: ***compresence***

2.3. The date and location of the general meeting holding: ***June 26, 2006, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***

2.3. The general meeting's quorum:

As of 10:00 a.m. the shareholders and their authorized representatives possessing 162 931 707 votes in the aggregate were registered.

The quorum for passing the resolution on issues №№ 1-7, №№ 9-12 of the meeting's agenda is ensured by participation of shareholders possessing in the aggregate more than 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company.

The quorum for passing the resolution on issue № 8 (Election of the members of the Company's Auditing committee) is ensured by participation of shareholders possessing in the aggregate more than 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company, and also the voting shares belonging to the members of the Board of directors or to persons holding posts in the Company's management bodies.

The quorum for passing the resolutions on all the issues of the agenda of the annual general meeting of shareholders of OJSC "VolgaTelecom" in the form of compresence is available.

Issue №1: "Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year".

Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**147 394 714**	**90,00%**
Against	896 775	0,55%
Abstain	7 940 768	4,85%

Issue №2: "On payment of dividends for 2005, the size, time and form of their payment on the shares of each category".

Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**147 863 143**	**90,28%**
Against	1 118 570	0,68%
Abstain	8 055 964	4,92%

Issue №3: "Introduction of changes and addenda to the Company's Charter".

Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue

For	**157 497 210**	**96,17%**
Against	388 999	0,24%
Abstain	142 976	0,09%

Issue №4: "Introduction of changes and addenda to the Provision on the Company's Board of directors".
Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**150 500 238**	**91,89%**
Against	870 705	0,53%
Abstain	144 500	0,09%

Issue №5: "Introduction of changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company".
Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**147 352 152**	**89,97%**
Against	871 716	0,53%
Abstain	115 134	0,07%

Issue №6: "Introduction of changes and addenda to the Provision on the Company's Auditing committee".
Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**147 329 781**	**89,96%**
Against	388 189	0,24%
Abstain	624 746	0,38%

Issue №7: "Election of the members of the Company's Board of directors".
Aggregate voting results:

№	Candidate's surname, name and patronymic name	The number of "FOR" votes
1.	Andreev Vladimir Alexandrovich	**151 966 093**
2.	Belyaev Konstantin Vladimirovich	**78 419**
3.	Bulancha Sergey Anatolievich	**150 568 686**
4.	Grigorieva Alla Borisovna	**153 318 031**
5.	Degtyarev Valeryi Victorovich	**150 570 270**
6.	Dudchenko Vladimir Vladimirovich	**18 311**
7.	Enin Evgenyi Petrovich	**150 551 508**
8.	Kuznetsov Sergey Ivanovich	**179 548 201**
9.	Kulikov Denis Victorovich	**8 292 770**
10.	Morozov Andrey Vladimirovich	**140 404 217**
11.	Omelchenko Sergey Valerievich	**187 719 290**
12.	Savchenko Victor Dmitrievich	**150 742 052**
13.	Slizen Vitalyi Anatolievich	**63 224**
14.	Fedorov Oleg Romanovich	**165 982 702**
15.	Chernogorodskyi Sergey Valerievich	**150 584 641**

Issue №8: "Election of the members of the Company's Auditing committee".
Aggregate voting results:

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Belyakova Nataliya Yurievna	**For**	**130 150 880**	**79,47%**
	Against	6 828 141	4,17%
	Abstain	19 145 846	11,69%
	Held invalid	1 458 591	0,89%

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Golubitskyi Bogdan Ivanovich	**For**	**140 596 149**	**85,85%**
	Against	437 440	0,27%
	Abstain	15 257 015	9,32%
	Held invalid	1 292 854	0,79%

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Zubova Tatiana Yurievna	**For**	**146 264 390**	**89,31%**
	Against	396 597	0,24%
	Abstain	9 434 619	5,76%
	Held invalid	1 487 852	0,91%

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Kopjev Alexey Evgenievich	**For**	**10 925 994**	**6,67%**
	Against	135 019 191	82,44%
	Abstain	9 500 826	5,80%
	Held invalid	2 137 447	1,31%

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Koroleva Olga Grigorievna	**For**	**149 536 518**	**91,31%**
	Against	918 538	0,56%
	Abstain	5 528 543	3,38%
	Held invalid	1 599 859	0,98%

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Polovnev Igor Georgievich	**For**	**27 015 212**	**16,50%**
	Against	128 428 058	78,42%
	Abstain	76 905	0,05%
	Held invalid	2 063 283	1,26%

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating

			in the meeting and having the right of vote on this issue
Shevchuk Alexander Victorovich	**For**	**26 607 943**	**16,25%**
	Against	128 616 923	78,53%
	Abstain	63 311	0,04%
	Held invalid	2 294 800	1,40%

Issue №9: "Approval of the Company's auditor for 2006".
Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**147 583 523**	**90,11%**
Against	84 005	0,05%
Abstain	596 054	0,36%

Issue №10: "Determination of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors".
Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**155 095 549**	**94,70%**
Against	738 611	0,45%
Abstain	63 791	0,04%

Issue №11: ***"On termination of the Company's participation in Chamber of Commerce and Industry of the republic of Mariy El by leaving its membership".***
Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**148 038 839**	**90,39%**
Against	82 156	0,05%
Abstain	145 266	0,09%

Issue №12: ***"On termination of the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership".***
Aggregate voting results:

	The number of votes	The percentage of the number of votes that belonged to persons/entities participated in the general meeting on this issue
For	**148 103 514**	**90,43%**
Against	85 378	0,05%
Abstain	147 617	0,09%

2.5. Wordings of resolutions passed by the general meeting:
On the first issue of the meeting's agenda the resolution was passed:
"Approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year".
On the second issue of the meeting's agenda the resolution was passed:
"Pay dividends for 2005:

- **on ordinary stock in the size of 1,4744 ruble per a share money form starting from 15.07.2006 till 15.12.2006;**
- **on preferred stock in the size of 2,7583 rubles per a share in money form starting from 15.07.2006 ti 15.12.2006".**

On the third issue of the meeting's agenda the resolution was passed:
"Introduce changes and addenda to the Company's Charter».
On the fourth issue of the meeting's agenda the resolution was passed:
"Introduce changes and addenda to the Provision on the Company's Board of directors".
On the fifth issue of the meeting's agenda the resolution was passed:
"Introduce changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company".

On the sixth issue of the meeting's agenda the resolution was passed:
"Introduce changes and addenda to the Provision on the Company's Auditing committee".
On the seventh issue of the meeting's agenda the resolution was passed:

"Elect the members of the Company's Board of directors:

1. **Andreev Vladimir Alexandrovich**
2. **Bulancha Sergey Anatolievich**
3. **Grigorieva Alla Borisovna**
4. **Degtyarev Valeryi Victorovich**
5. **Enin Evgenyi Petrovich**
6. **Kuznetsov Sergey Ivanovich**
7. **Morozov Andrey Vladimirovich**
8. **Omelchenko Sergey Valerievich**
9. **Savchenko Victor Dmitrievich**
10. **Fedorov Oleg Romanovich**
11. **Chernogorodskyi Sergey Valerievich"**

On the eighth issue of the meeting's agenda the resolution was passed:
"Elect the Company's Auditing committee with the structure:
1. **Belyakova Nataliya Yurievna**
2. **Golubitskyi Bogdan Ivanovich**
3. **Zubova Tatiana Yurievna**
4. **Koroleva Olga Grigorievna".**

On the ninth issue of the meeting's agenda the resolution was passed:
"Approve LLC "Ernst & Young" as the Company's auditor for 2006".
On the tenth issue of the meeting's agenda the resolution was passed:
"Approve the following requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors being elected at the specified annual general meeting of shareholders:
- **0,26 % (twenty six hundredth of percent) of the Company's EBITDA based on the data of IFRS accounting statement for 2006;**
- **0,78 % (seventy eight hundredth of percent) of the amount of the Company's net profit allocated for dividends payment based on the results of 2006".**

On the eleventh issue of the meeting's agenda the resolution was passed:
"Terminate the Company's participation in Chamber of Commerce and Industry of the Republic of Mariy El by leaving its membership".
On the twelfth issue of the meeting's agenda the resolution was passed:
"Terminate the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership".

3. Signature		
3.1. **First deputy to the General Director of the joint-stock company for economics and finances of OJSC "VolgaTelecom"**	(signature)	**D.V. Pozdnyakov**
3.2. Date " 27 " June 20 06	LS	

VI-9

Communication on material fact
"Data on accrued and (or) paid yield on the issuer's securities"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A27062006*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
- ordinary registered uncertified shares;
- preferred registered uncertified shares of A type

2.2. State registration number of the securities issue (of additional issue), the date of state registration:
- № 1-01-00137-A of November 14, 2003 - ordinary registered uncertified shares;
- № 2-01-00137-A of November 14, 2003 - preferred registered uncertified shares

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russian Federation Federal Commission for Securities Market***

2.4. The issuer's management body that passed the resolution on the payment (declaration) of dividends on the issuer's shares: ***annual general meeting of shareholders***

2.5. The date of passing the resolution on payment (declaration) of dividends on the issuer's shares: ***June 26, 2006.***

2.6. The date of making up and signature of the minutes of the meeting (session) of the issuer's authorized management body when the resolution was passed on payment (declaration) of dividends on the issuer's shares: ***June 27, 2006, minutes № 6***

2.7. Total amount of dividends accrued on the issuer's shares of certain category (type) and the size of dividend accrued on one share of certain category (type):
- on ordinary shares – 362 657 563,50 rubles; 1,4744 ruble;
- on preferred shares of A type – 226 134 823,25 rubles; 2,7583 rubles.

2.8. The form of yield payment on the issuer's securities: ***monetary assets.***

2.9. The date when the obligation to pay the yield on the issuer's securities (dividends on shares) should be performed, and in case if the obligation to pay the yield on securities should be performed by the issuer during a certain time (time period) - the end date of this period:
- on ordinary shares – within the period till December 15, 2006,
- on preferred shares of A type – within the period till December 15, 2006.

2.10. Total amount of dividends paid on the issuer's shares of certain category (type): ***the dividends on the specified categories of shares were not paid as the due date of payment has not occurred yet.***

3. Signature

3.1. First deputy to the General Director of the joint-stock company for economics and finances of OJSC "VolgaTelecom" ______________ (signature) **D.V. Pozdnyakov**

3.2. Date " 27 " June 2006 LS

V1-10

Communication about material fact
"Data about the issuer's issue of securities"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137-A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru***
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"***
1.9. Code (s) of material fact (s)	***0500137A08062006***

2. The communication's content

2.2.1. Kind, category (type), series and other identification features of securities:
Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage (hereinafter – Bonds).
2.2.2. Term to maturity (for the issuer's bonds and options).
The Bonds are retired in succession by installments during the following periods:
On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;
On the 2002-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;
On the 2184-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;
On the 2366-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;
On the 2548-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value.
If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.
The dates of the start and the end of retirement of each part of the Bonds face value coincide.
The retirement of each part of the Bonds' face value is made by the paying agent on the instructions of and for the account of the Issuer.
2.2.3. State registration number of the issue of securities and the date of state registration: ***4-46-00137-A of June 06, 2006.***
2.2.4. The name of the registration body that conducted state registration of the issue of securities:
Federal service for financial markets.
2.2.5. The quantity of securities being offered and the face value of each valuable security: ***3 000 000 (Three million) pieces, the face value of each bond is 1000 (One thousand) rubles.***
2.2.6. The method of securities offering, and in case of securities offering by private offering – also the community of potential acquirers of the securities.
The method of offering - public offering.
2.2.7. Granting to the issuer's stockholders and/or to other persons/entities of pre-emptive rights to acquire the securities.
Pre-emptive right to acquire the securities is not stipulated.

2.2.8. The price of securities offering or the procedure of its determination.
The price of the Bonds offering on the first and the next days of offering is set to be equal to the face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the Bonds offering the purchaser when making the Bonds purchase and sales transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:

ACY = Nom * C * ((T - T0)/ 365)/ 100%
where:
ACY – accrued coupon yield, rubles;
Nom – the face value of one Bond, rubles;
C1 - the size of interest rate for the first coupon, per centum per annum;
T - the date of the Bonds' offering on which ACY is calculated;
T0 - the date of the Bonds' offering start.

The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal from 5 to 9.
2.2.9. The period of securities offering or the procedure of its determination.
The Bonds offering starts nor earlier than in 2 (Two) weeks after the Issuer's disclosure of information about the state registration of the issue Bonds and about the procedure of access to the information contained in the securities Offering memorandum in accordance with RF regulations.

Communication about the state registration of the securities issue will be published by the Issuer in the form of communication about material fact "Data about the issuer's issue of securities" in the following order and during the following period since the date of the receipt of written notification of the registering body about the state registration of the securities issue:
- ***On news line of information agencies authorized for public exposure of the information being disclosed at securities market ("AK&M" and "Interfax") (hereinafter – news line) – not later than 1 (One) day;***
- ***At the web-site in the Internet at: www.vt.ru – not later than 3 (Three) days;***
- ***In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.***

This communication is also published in "Supplement to Russia's FSFM Herald" not later than 30 (Thirty) days since the specified date.
The date of the offering start or the procedure of its determination:
The date of the Bonds offering start is determined by the Issuer after the state registration of the Bonds issue and is publicly disclosed by the Issuer.
The Issuer publishes the communication about the Date of the offering start in the following order:
- ***On news line – not later than 5 (Five) days prior to the date of the Bonds offering start;***
- ***At the web-site in the Internet at: www.vt.ru – not later than 4 (Four) days prior to the date of the Bonds offering start.***

The end date of the offering or the procedure of its determination:
The end date of the offering is the earlier of the following dates:
a) the 15-th (fifteenth) business day since the date of the Bonds offering start;
b) the date of the offering of the last Bond of the issue.
Herewith the end date of the offering may not be later than one year since the date of the state registration of the Bonds issue.

2.2.10. The fact of registration (lack of registration) of the securities Offering memorandum simultaneously with the state registration of the issue of these securities. ***Simultaneously with the state registration of the issue the securities Offering memorandum was registered.***
2.2.11. In case of registration of the securities Offering memorandum – the procedure of providing access to the information contained in the securities Offering memorandum.
Within the period not more than 3 (Three) days since the Issuer's receipt of written notification of the registering body about the state registration of the securities issue the Issuer is to publish the text of registered securities Offering memorandum at the web-site in the Internet at: http://www.vt.ru.
The text of registered securities Offering memorandum will be available in the Internet since the date of its publishing till the expiry of at least 6 months since the date of publishing the registered Report on the results of the securities issue in the Internet.
The Issuer provides access to the information contained in registered Decision on the securities issue and the

securities Offering memorandum by providing all interested persons/entities with the capability to familiarize themselves with originals of registered Decision on the securities issue and the securities Offering memorandum and to get the copies of the specified documents at the following addresses:

OJSC "VolgaTelecom"
Location: Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi
Phone: (8312) 33-20-47
Fax: (8312) 30-67-68

OJSC JSCB "Svyaz-Bank"
Location: Russia, 125375, Moscow, Tverskaya str., 7
Phone: (495) 771-32-60
Fax: (495) 975-24-66
The Issuer is obliged to provide the copies of the specified documents to the Bonds owners and to other interested persons/entities on their request for a fee not exceeding the costs for making copies of the said documents within the period not longer than 7 (Seven) days since the date of making the request.

2.2.12. In case of signature of the securities Offering memorandum by securities market financial adviser – reference to this circumstance, and also the full and abbreviated brand names of the securities market financial adviser, its location.
Data about securities market financial adviser that signed the securities Offering memorandum:
Full brand name: Closed Joint Stock Company "Investment company AVC".
Abbreviated brand name: CJSC "IC AVC".
The adviser's location: Russia, 196605, Saint Petersburg, Pushkin town, Uritsky's pavilion, 1

3. Signature	
3.1. OJSC "VolgaTelecom" General Director	S.V. Omelchenko
3.2. Date " 08 " June 2006	

VI-11

Communication on material fact
"Data on accrued and (or) paid revenues on the issuer's securities"
"Data on the time of the issuer's performance of obligations to securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=332
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A06062006; 0900137A06062006*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – Bonds).

2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 44 – 00137 – A, November 10, 2005.***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Service for Financial Markets***

2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***OJSC "VolgaTelecom" General Director***

2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***December 06, 2005***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***Order № 459 of December 06, 2005***

2.7. The content of the issuer's obligation: ***payment of BT-2 series Bonds interest (coupon) yield***

2.8. Total amount of interest and (or) other revenue (the size of obligation in money terms) due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series): ***the yield on 1 coupon of BT-2 series Bonds was paid***
In the amount of 122 670 000 rubles;
8,20 % per year (40,89 rubles)

2.9. The form of payment of revenues on the issuer's securities (money resources, other property):
Money resources in Russian Federation currency

2.10. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***June 06, 2006.***

2.11. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series):
Total coupon yield on BT-2 series Bonds in the amount of 122 670 000 rubles

2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):
The obligation was performed in full.

3. Signature

3.1. Acting General Director of OJSC "VolgaTelecom" ____________ (signature) **Dyakonov M.V.**

3.2. Date " 06 " June 20 06 LS

VI-12

Communication on material fact
"Data on accrued and (or) paid revenues on the issuer's securities"
"Data on the time of the issuer's performance of obligations to securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A06062006; 0900137A06062006*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – Bonds).

2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 45 – 00137 – A, November 10, 2005.***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal Service for Financial Markets***

2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***OJSC "VolgaTelecom" General Director***

2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***December 06, 2005***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***Order № 460 of December 06, 2005***

2.7. The content of the issuer's obligation: ***payment of BT-3 series Bonds interest (coupon) yield***

2.8. Total amount of interest and (or) other revenue (the size of obligation in money terms) due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):): ***the yield on 1 coupon of BT-3 series Bonds was paid***
In the amount of 97 474 000 rubles;
8,50 % per year (42,38 rubles)

2.9. The form of payment of revenues on the issuer's securities (money resources, other property):
Money resources in Russian Federation currency

2.10. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***June 06, 2006.***

2.11. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series):
Total coupon yield on BT-3 series Bonds in the amount of 97 474 000 rubles

2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):
The obligation was performed in full.

3. Signature

3.1. **Acting General Director of OJSC "VolgaTelecom"** ________________ (signature) **Dyakonov M.V.**

3.2. Date " 06 " June 20 06 LS

COMMUNICATION ON MATERIAL FACTS V1-13

"DATA ON ACCRUED AND PAID REVENUES ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF THE ISSUER'S PERFORMANCE OF OBLIGATIONS TO SECURITIES HOLDERS"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*Supplement to "Russia's FSFM Herald"* *"Rossiiskaya gazeta"*

1.9. Code (codes) of material fact (facts)	*0600137A30042006; 0900137A30042006*

2. The communication's content
2.1. Kind, category (type), series and other identification features of securities: ***registered interest bearing paperless bonds, 4-Y series*** 2.2. State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4-36-00137-A, 25.10.2002.*** 2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal commission for securities market*** 2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the size of interest on the bonds is determined in accordance with the Decision on the bonds issue approved by the issuer's Board of directors*** 2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***July 17, 2002, minutes № 2*** 2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***July 17, 2002, minutes № 2*** 2.7. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series): ***total amount of revenue on the bonds - 3 787,51 rubles;*** ***the size of revenue on average per one bond - 7,58 rubles.*** 2.8. The form of payment of revenues on the issuer's securities (money resources, other property): ***money resources*** 2.9. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest, face value) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***30.04.2006.*** 2.10. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series): ***3 787,51 rubles.*** 2.11 Content of the issuer's obligations: ***- gaining access to telephone network if technical possibility is available;*** ***- receiving the bond's face value from the issuer when the bond is retired;*** ***- getting cash revenue in the size of 0,1% per year of the bond's face value when it is retired for the period from the date of the bonds placement by the issuer to the date of filing the application for the bond's retirement*** For monetary obligation or other obligation that may be expressed in money terms – also the amount of such obligation in money terms: ***1 003 787,51 rubles.*** 2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default): ***the obligation was performed***

3. Signature		
3.1. Acting General Director of OJSC	____________	M.V. Dyakonov

(signature)

3.2. Date " 02 " May 20 06 LS

VI-14

Communication on material fact
"Data on passing the resolution by the issuer's authorized body about the issue of issuing securities"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodical (s) used by the issuer for information publishing	*"Rossiiskaya gazeta"*

1.9. Code of material fact	*1100137A 28042006*

2. The communication's content
2.1. The issuer's management body that passed the resolution about the approval of the decision about the securities issue: ***The Issuer's Board of directors.***
2.2. The date of holding the meeting (session) of the issuer's management body at which the resolution was passed to approve the decision about the securities issue: ***April 28, 2006.***
2.3. The date of drawing up and the number of minutes of the meeting (session) of the issuer's management body at which the resolution was passed to approve the decision about the securities issue: ***Minutes № 29 of April 28, 2006.***
2.4. Kind, category (type), series and other identification features of securities being placed: ***Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage (hereinafter – Bonds).***
2.5. The quantity of securities being placed and the face value of each security being placed: ***3 000 000 (Three million) pieces of face value of 1000 (One thousand) rubles each.***
2.6. The method of securities placement: ***Public offering.***
2.7. Securities offering price or the procedure of its determination: ***The Bonds' offering price on the first and next days of placement is set to be equal to the face value and is 1 000 (one thousand) per a Bond. Starting from the second day of the Bonds' placement the buyer when making the Bonds' purchase and sale operations also pays the Bonds' accrued coupon yield (ACY) calculated by the following formula:*** ***ACY = Nom * C * ((T - T0)/ 365)/ 100%*** ***where:*** ***ACY – accrued coupon yield, rubles;*** ***Nom - the face value of one Bond, rubles;*** ***C1 - the size of interest rate for the first coupon, per centum per annum;*** ***T - the date of the Bonds' placement on which ACY is calculated;*** ***T0 - the date of the Bonds' placement start.*** ***The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.***

2.8. The period of (the dates of the start and the end) the securities placement or the procedure of its determination:
The Bonds placement starts not earlier than in 2 (Two) weeks after the Issuer's disclosure of information about state registration of the Bonds issue and about the procedure of access to the information contained in securities Offering memorandum in accordance with RF regulations.

The communication about state registration of the securities issue will be published by the Issuer in the form of communication about material fact "Data about the issuer's issue of securities" as per the following procedure and time period since the date of receipt of a written notification of the registration body about state registration of the securities issue:
· On news wire of information agencies authorized to furnish the information publicly, the information being disclosed at the securities market ("AK&M" and "Interfax") (hereinafter – news wire) – not later than 1 (One) day;
· At the web site in the Internet at http://www.vt.ru – not later than 3 (Three) days;
· In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.

The communication will be also published in "Supplement to "Russia's FSFM Herald" not later than 30 (Thirty) days since the specified date.
The date of the placement start or the procedure of its determination:
The date of the start of the Bonds placement is determined by the Issuer after state registration of the Bonds issue and is publicly disclosed by the Issuer.
The Issuer publishes the communication about the Date of the placement start in the following procedure:
- On news wire – not later than 5 (Five) days prior to the date of the Bonds placement start;
- At the web site in the Internet at http://www.vt.ru - not later than 4 (Four) days prior to the date of the Bonds placement start.
The date of the placement end or the procedure of its determination:
The date of the placement end is an earlier one of the following dates:
a) 15-th (fifteenth) business day since the date of the Bonds placement start;
b) The date of placement of the last Bond of the issue.
Herewith the date of the placement end cannot be later than one year since the date of the state registration of the Bonds issue.

2.9. Other terms and conditions of securities placement defined by the resolution about the securities placement:
The Bonds total face value: 3 000 000 000 (Three billion) rubles.
The form of the Bonds payment - by monetary resources by non-cash method in Russian Federation currency.
The form, procedure and time period of the Bonds retirement – the Bonds are retired by monetary resources by non-cash method in Russian federation currency.
The Bonds are retired in succession by installments during the following periods:
On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value;
On the 2002-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value;
On the 2184-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value;
On the 2366-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value;
On the 2548-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value.
The retirement of each part of the bond's face value is made by paying agent at the expense and under the instructions of the Issuer.

If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a

delay in payment.
The capability of the Bonds acquisition:
The capability is stipulated to acquire the Bonds by the Issuer with the capability of their further circulation in accordance with the Decision on securities issue and securities Offering memorandum.

The Bonds' early redemption is not stipulated.
The expenses related to making receiving entries about placing the Bonds being floated to customer account (custody account) of their first owners (acquirers) are born by the Bonds owners (acquirers).
The entity that provided security for the purposes of the Bonds issue is Limited Liability Company "Volga-Finance".

Other terms and conditions of the Bonds placement are stipulated by the Decision on securities issue.

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	____________ (signature)	Omelchenko S.V.
3.2. Date " 28 " April 2006	LS	

VI-15

Communication on material fact
"Data on the dates of the issuer's register closing"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***Supplement to "Russia's FSFM Herald"***

1.9. Code (codes) of material fact (facts)	***0800137A21042006***

2. The communication's content
2.1. Kind, category (type), series and other identification features of registered securities: ***Ordinary, registered, uncertified shares, State registration number 1 – 01 – 00137 – A of 14.11.2003.*** 2.2. The purpose for which the list of registered securities owners is made up: ***Holding of annual general meeting of shareholders Payment of dividends on shares*** 2.3. The date on which the list of registered securities owners is made up: ***May 7, 2006.*** 2.4. The date of making up the minutes of the Board of directors meeting (session) – the issuer's authorized management body - when the decision on the date of making up the list of the issuer's registered securities owners was made or other decision serving as the ground for determining the date of making up such a list: ***Minutes № 28 of 21.04.2006 of the Board of directors session***

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	____________ (signature)	S.V. Omelchenko
3.2. Date " 21 " April 20 06	LS	

VI-16

COMMUNICATION ABOUT MATERIAL FACT
"DATA ABOUT THE ISSUER'S ISSUE OF SECURITIES"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137-A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru***
1.8. The name of the periodicals used by the issuer for information publishing	***"Rossiiskaya gazeta"***

1.9. Code of material fact	***0500137A05042006***

2. The communication's content

2.1 Data on passing the resolution about placement of securities:

2.1.1. Kind, category (type), series and other identification features of securities:

Inconvertible interest bearing certified bearer Bonds of BT-4 series with obligatory central storage (hereinafter – Bonds)

2.1.2. Term to maturity:

The Bonds are retired in succession by installments during the following periods:

On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value;

On the 2002-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value;

On the 2184-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value;

On the 2366-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value;

On the 2548-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value.

The retirement of each part of the Bonds' face value is made by the paying agent for the account of and under the instructions of the Issuer.

If the date of retirement of a part of the Bonds' face value falls on a day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's owner has no right to claim to charge interest or any other compensation for such a delay in payment.

2.1.3. The quantity of securities being placed: ***3 000 000 (Three million) pieces.***

Face value of each security being placed: ***1000 (One thousand) rubles.***

2.1.4. The method of securities placement: ***Public offering.***

2.1.5. Other terms and conditions of securities placement defined by the resolution about their placement:

Total par value of the Bonds issue: ***3 000 000 000 (Three billion) rubles.***

The Bonds offering price: ***The Bonds offering price on the first and subsequent days of the placement is established to be equal to the face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the Bonds placement, the buyer when making the Bonds' purchase and sale operations also pays the Bonds' accrued coupon yield (ACY) calculated as per the following formula:***

*ACY = Nom * C1 * ((T - T0)/ 365)/ 100%*
Where:
ACY – accrued coupon yield, rubles;
Nom – face value of a Bond, rubles;
C1 – the size of interest rate for the first coupon, per centum per annum;
T – the date of the Bonds' placement on which ACY is calculated;
T0 – the date of the Bonds' placement start.

- The form of payment for the Bonds - ***by monetary means by non-cash method in Russian Federation currency;***
- ***The capability is stipulated of acquiring the Bonds by the Issuer with the possibility of their further circulation in accordance with the Decision on the securities issue and the securities Offering memorandum;***
- The form, procedure and time period of the Bonds repayment – ***The Bonds are repaid by monetary means by non-cash method in Russian Federation currency;***
- ***Early repayment of the Bonds is not stipulated;***
- ***The expenses related to making receipt entries of placing the Bonds floated at the customers' accounts (custody accounts) of their first owners (acquirers) are borne by the Bonds owners (acquirers).***

2.1.7 The issuer's management body that made the decision on securities placement: ***The Issuer's Board of directors.***
2.1.8 The date and location of the session of the issuer's authorized management body at which the decision was passed on the securities placement: ***April 3, 2006.*** Location: ***Nizhny Novgorod city***
2.1.9 The quorum and results of voting on the issue of passing the resolution about the securities placement: ***The quorum is available. The results of voting: "For" - 9 persons (Andreev V.A., Belyaev K.V., Bobin M.V., Bulancha S.A., Grigorieva A.B., Degtyarev V.V., Kuznetsov S.I., Slysen V.A., Chernogorodskyi S.V.), "Against" - 0 person, "Abstain" - 1 person (Kulikov D.V.); 1 person (Fedorov O.R.) did not take part in the voting.***

2.1.10 The date of drawing up and the number of minutes of the session of the issuer's authorized management body at which the resolution about the securities placement was passed: ***April 5, 2006, Minutes № 26***

3. Signature	
3.1. General Director	S.V. Omelchenko
3.2. Date " 05 " April 2006	

V/-17

Communication on material fact
"Data about the facts that resulted in single increase (decrease) of the issuer's net profit or net loss by more than 10 percent"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***Supplement to "Russia's FSFM Herald"*** ***"Rossiiskaya gazeta"***

1.9. Code (codes) of material fact (facts)	***0300137A31032006***

2. The communication's content

2.1. The fact (facts) that resulted in single *increase of the issuer's net profit* by more than 10 percent:

The increase in financial result occurred due to the following factors:

- projected growth of proceeds due to the network development,

- seasonal growth of the subscribers' activity,

- increase in tariffs for local communication since October 1, 2005,

- in quarter 4 the money were received under legal judgments rendered in the Company's favor as regards recovery of debts of federal budget for the privileges granted by the Company, the money being reflected in the reporting forms as restoration of provision for doubtful accounts receivable.

2.2. The date of the fact (facts) occurrence that resulted in single change of the issuer's *net profit* (net loss) by more than 10 percent:

March 31, 2006

2.3. The amount of the issuer's *net profit* (net loss) for the reporting period (quarter 3 of 2005) preceding the reporting period when the related fact (facts) occurred:

441 993 thousand rubles

2.4. The amount of the issuer's *net profit* (net loss) for the reporting period (quarter 4 of 2005) when the related fact (facts) occurred:

833 227 thousand rubles

2.5. The change of the issuer's *net profit* (net loss) in absolute figures and in percent:

391 234 thousand rubles

88,52 %

3. Signature

3.1. Acting General Director of OJSC "VolgaTelecom" ____________ (signature) S.L. Astakhova

3.2. Date " 31 " March 20 06 LS

3.3. Chief accountant of OJSC "VolgaTelecom" ____________ (signature) N.I. Popkov

3.4. Date " 31 " March 20 06

Communication on material fact V1-18

"Data on the time of the issuer's performance of obligations to securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***Supplement to "Russia's FSFM Herald"***

1.9. Code (codes) of material fact (facts)	***0900137A21022006***

2. The communication's content
2.1. Kind, category (type), series and other identification features of securities: ***paper interest rate bearer bonds of BT-1 series***
2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 43 – 00137 – A, 24.01.2003.***
2.3. The content of the issuer's obligation, and for monetary obligation or other obligation which may be denominated in money terms – also the size of such obligation in money terms: ***repayment of BT-1 series bonds in face value in Russian Federation currency by non-cash payment in favor of the bonds holders*** ***1 000 000 000 rubles***
2.4. The date when the obligation should be performed, and in case if the obligation should be performed by the issuer during a definite time (period of time) – the end date: ***February 21, 2006 (One thousand ninety sixth day since the date of the start of the issue bonds placement).***
2.5. The fact of performance of obligation or non-performance of the issuer's obligation (default): ***The obligation was performed in full volume.***
2.6. In case of non-performance of the obligation by the issuer – the reason of such non-performance, and for monetary obligation or other obligation which may be denominated in money terms – also the size of such obligation in money terms in which it was not performed: ***Not applicable, as the obligation was performed in full volume.***

3. Signature		
3.1. **General Director of OJSC "VolgaTelecom"**	________ (signature)	**S.V. Omelchenko**
3.2. Date " 21 " February 20 06	LS	

Communication on material fact

V1-19

"Data on charged and (or) paid income on the issuer's securities"
"Data on the time of the issuer's performance of obligations to securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A21022006; 0900137A21022006*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
paper interest rate bearer bonds of BT-1 series

2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 43 – 00137 – A, 24.01.2003.***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's FCSM***

2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the procedure of determination of the size of interest (coupon) on the bonds is established in accordance with the resolution on the bonds' issue approved by the issuer's Board of directors***

2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***December 27, 2002.***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***December 27, 2002, minutes № 18***

2.7. The content of the issuer's obligations: ***payment of coupon yield (interest income) on paper interest rate bearer bonds of BT-1 series***

Total amount of interest and (or) other income (the size of obligation in money terms) due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other income due (was due) to payment on one issuer's bond of certain issue (series): ***payment of yield on the 12-th coupon of the bonds was made in the amount of***

32 770 000 rubles;
13 % per year (32,77 rubles)

2.8. The form of payment of income on the issuer's securities (money resources, other property):
money resources

2.9. The date when the obligation for payment of income on the issuer's securities (income (interest) on the bonds) should be performed, and in case if the obligation for payment of income on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***February 21, 2006.***

2.10. Total amount of interest and (or) other income paid on the issuer's bonds of certain issue (series):
total coupon yield on the bonds of BT-1 series in the amount of 396 810 000 rubles

2.11. The fact of performance of obligation or non-performance of the issuer's obligation (default):
The obligation was performed in full volume.

3. Signature

3.1. **General Director of OJSC "VolgaTelecom"** ____________ (signature) **S.V. Omelchenko**

3.2. Date " 21 " February 20 06   LS

VI-20

Communication on material fact

"Data on emergence in the issuer's register of the entity possessing over 25 per cent of its issuing securities"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0700137A01022006*

2. The communication's content
2.1. Kind, category (type), series and other identification features of securities: ***Ordinary, registered, uncertified shares;*** ***Preferred, registered, uncertified shares of A type*** 2.2. Full and abbreviated brand name of the legal entity registered in the system of maintaining the register of the issuer's securities holders: ***"ING BANK (EURASIA) ZAO" (CLOSED JOINT STOCK COMPANY)*** ***"ING BANK (EURASIA) ZAO" - nominee holder*** Location and mailing address of the legal entity: ***127473, Moscow, Krasnoproletarskaya str., 36*** 2.3. The portion of the issuer's securities registered in favor of the entity registered in the system of maintaining the register of the issuer's securities holders: ***25,9774% in the Charter Capital*** 2.4. The date of making entering logging in the customer account of the entity registered in the system of maintaining the register of the issuer's securities holders: ***27.01.2006.***

3. Signature		
3.1. First deputy to OJSC "VolgaTelecom" General Director for economics and finances	________________ (signature)	D.V. Pozdnyakov
3.2. Date " 01 " February 20 06	LS	

VI-21

COMMUNICATION ON MATERIAL FACT
"DATA ON THE ISSUE OF SECURITIES BY THE ISSUER"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137-A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru***
1.8. The name of the periodicals used by the issuer for information publishing	***"Rossiiskaya gazeta"***

1.9. Codes of material facts	***0500137A17012006***

2. The communication's content

2.4. Data about state registration of the report on the results of the securities issue.
2.4.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – "Bonds").***
2.4.2. Term to maturity: ***The Bonds are retired in succession by installments during the following periods:***
On the 1092-nd day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1274-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1456-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1638-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1820-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue.
The retirement of each part of the Bonds' face value is made by the Paying agent on the instructions of and for the account of the Issuer.
If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' holder has no right to claim to charge interest or any other compensation for such a delay in payment.
The dates of the start and the end of each of the above specified retirement periods coincide (the retirement is made in one day).
2.43. State registration number of the issue of securities and the date of state registration: ***4-45-00137-A of 10.11.2005.***
2.4.4. The name of the registration body that conducted state registration of the issue of securities: ***Federal service for financial markets.***
2.4.5. The quantity of placed securities and the face value of each valuable paper: ***2 300 000 (Two million three hundred thousand) pieces with the face value of 1 000 (One thousand) rubles each.***
2.4.6. The portion of actually placed securities of the total quantity of the issue securities due to placement: ***100% of the total quantity of the Bonds of the issue.***

2.4.7. The method of securities offering: ***public offering.***

2.4.8. The date of actual start of securities placement: ***06.12.2005.***

2.4.9. The date of actual completion of securities placement: ***06.12.2005.***

2.4.10. The date of state registration of the report on the results of securities issue: ***11.01.2006.***

2.4.11. The name of the registration body that conducted state registration of the report on the results of securities issue: ***Federal service for financial markets.***

2.4.12. The fact of registration of securities prospectus simultaneously with state registration of the issue of these securities: ***the securities prospectus was registered on 10.11.2005 simultaneously with state registration of the issue of these securities.***

2.4.13. The procedure of providing access to the information contained in the report on the results of securities issue:

Within the period not more than 3 (Three) days since the date of the Issuer's receipt of written notification of the registration body about state registration of the Report on the results of securities issue the Issuer publishes the text of registered Report on the results of securities issue on the web site in the Internet at the address http://www.vt.ru.

The text of registered Report on the results of securities issue should be available in the Internet for at least 6 (Six) months since the date of its publishing in the Internet.

The Issuer ensures access to the information contained in the registered Report on the results of securities issue by providing all interested persons with the capability to get familiarized with the copy of registered Report on the results of securities issue and to get its copy at the following addresses:

OJSC "VolgaTelecom"
Location: Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi
Phone: (8312) 33-20-47
Fax: (8312) 30-67-68

OJSC JSCB "Svyaz-Bank"
Location: Russia, 125375, Moscow, Tverskaya str.,7
Phone: (095) 771-32-60
Fax: (095) 975-24-66

The Issuer is obliged to provide the copies of the specified documents to the Bonds holders and to other interested persons at their request for a fee not exceeding the costs for copying of the said documents within the period not more than 7 (Seven) days since the date of the request submission.

2.4.14. The report on the results of securities issue is signed by financial adviser at securities market: ***full brand name of the financial adviser: Closed Joint Stock Company "Investment company AVC"; abbreviated brand name: CJSC "IC AVC";***

Location: ***Russia, Saint-Petersburg, Pushkin town, Uritskyi pavilion, 1***

3. Signature	
3.1. General Director	S.V. Omelchenko
3.2. Date " 17 " January 2006	

Formatted: English (U.S.)

VI 22

COMMUNICATION ON MATERIAL FACT
"DATA ON THE ISSUE OF SECURITIES BY THE ISSUER"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodicals used by the issuer for information publishing	*"Rossiiskaya gazeta"*

1.9. Codes of material facts	*0500137A17012006*

2. The communication's content
2.4. Data about state registration of the report on the results of the securities issue. 2.4.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – "Bonds").*** 2.4.2. Term to maturity: ***The Bonds are retired in succession by installments during the following periods:*** ***On the 1092-nd day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,*** ***On the 1274-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,*** ***On the 1456-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,*** ***On the 1638-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,*** ***On the 1820-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue.*** ***The retirement of each part of the Bonds' face value is made by the Paying agent on the instructions of and for the account of the Issuer.*** ***If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' holder has no right to claim to charge interest or any other compensation for such a delay in payment.*** ***The dates of the start and the end of each of the above specified retirement periods coincide (the retirement is made in one day).*** 2.4.3. State registration number of the issue of securities and the date of state registration: ***4-44-00137-A of 10.11.2005.*** 2.4.4. The name of the registration body that conducted state registration of the issue of securities: ***Federal service for financial markets.*** 2.4.5. The quantity of placed securities and the face value of each valuable paper: ***3 000 000 (Three million) pieces with the face value of 1 000 (One thousand) rubles each.*** 2.4.6. The portion of actually placed securities of the total quantity of the issue securities due to

placement: ***100% of the total quantity of the Bonds of the issue.***
2.4.7. The method of securities offering: ***public offering.***
2.4.8. The date of actual start of securities placement: ***06.12.2005.***
2.4.9. The date of actual completion of securities placement: ***06.12.2005.***
2.4.10. The date of state registration of the report on the results of securities issue: ***11.01.2006.***
2.4.11. The name of the registration body that conducted state registration of the report on the results of securities issue: ***Federal service for financial markets.***
2.4.12. The fact of registration of securities prospectus simultaneously with state registration of the issue of these securities: ***the securities prospectus was registered on 10.11.2005 simultaneously with state registration of the issue of these securities.***
2.4.13. The procedure of providing access to the information contained in the report on the results of securities issue: ***Within the period not more than 3 (Three) days since the date of the Issuer's receipt of written notification of the registration body about state registration of the Report on the results of securities issue the Issuer publishes the text of registered Report on the results of securities issue on the web site in the Internet at the address http://www.vt.ru.***
The text of registered Report on the results of securities issue should be available in the Internet for at least 6 (Six) months since the date of its publishing in the Internet.
The Issuer ensures access to the information contained in the registered Report on the results of securities issue by providing all interested persons with the capability to get familiarized with the copy of registered Report on the results of securities issue and to get its copy at the following addresses:
OJSC "VolgaTelecom"
Location: Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi
Phone: (8312) 33-20-47
Fax: (8312) 30-67-68

OJSC JSCB "Svyaz-Bank"
Location: Russia, 125375, Moscow, Tverskaya str.,7
Phone: (095) 771-32-60
Fax: (095) 975-24-66
The Issuer is obliged to provide the copies of the specified documents to the Bonds holders and to other interested persons at their request for a fee not exceeding the costs for copying of the said documents within the period not more than 7 (Seven) days since the date of the request submission.

2.4.14. The report on the results of securities issue is signed by financial adviser at securities market: ***full brand name of the financial adviser: Closed Joint Stock Company "Investment company AVC"; abbreviated brand name: CJSC "IC AVC";***
Location: ***Russia, Saint-Petersburg, Pushkin town, Uritskyi pavilion, 1***

3. Signature	
3.1. General Director	S.V. Omelchenko
3.2. Date " 17 " January 2006	

VI-23

COMMUNICATION ON MATERIAL FACTS
"DATA ON ACCRUED AND (OR) PAID REVENUES ON THE ISSUER'S SECURITIES"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***Supplement to "Russia's FSFM Herald"*** ***"Rossiiskaya gazeta"***

1.9. Code (codes) of material fact (facts)	***0600137A01012006***

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities: ***registered interest bearing paperless bonds, 3-Y series***

2.2. State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4-35-00137-A, 25.10.2002***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal commission for securities market***

2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the size of interest on the bonds is determined in accordance with the Resolution on the bonds issue approved by the issuer's Board of directors***

2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***July 17, 2002, minutes № 2***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***July 17, 2002, minutes № 2***

2.7. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):
total amount of revenue on the bonds - 3555,00 rubles;
the size of revenue per one bond - 7,11 rubles.

2.8. The form of payment of revenues on the issuer's securities (money resources, other property): ***money resources***

2.9. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest, face value) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***31.12.2006.***

2.10. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series): –

3. Signature

3.1. Acting General Director of OJSC "VolgaTelecom" ______________ (signature) A.I.Kirillov

3.2. Date " 10 " January 20 06 LS

VI-24

COMMUNICATION ON MATERIAL FACTS
"DATA ON ACCRUED AND (OR) PAID REVENUES ON THE ISSUER'S SECURITIES"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*Supplement to "Russia's FSFM Herald"* *"Rossiiskaya gazeta"*

1.9. Code (codes) of material fact (facts)	*0600137A01012006*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities: ***registered interest bearing paperless bonds, 4-Y series***

2.2. State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4-36-00137-A, 25.10.2002***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal commission for securities market***

2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the size of interest on the bonds is determined in accordance with the Resolution on the bonds issue approved by the issuer's Board of directors***

2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***July 17, 2002, minutes № 2***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***July 17, 2002, minutes № 2***

2.7. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):
total amount of revenue on the bonds - 3555,00 rubles;
the size of revenue per one bond - 7,11 rubles.

2.8. The form of payment of revenues on the issuer's securities (money resources, other property): ***money resources***

2.9. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest, face value) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***31.04.2006.***

2.10. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series): –

3. Signature

3.1. Acting General Director of OJSC "VolgaTelecom" _______________ (signature) A.I.Kirillov

3.2. Date " 10 " January 20 06 LS

VI-25

COMMUNICATION ON MATERIAL FACTS

"DATA ON ACCRUED AND PAID REVENUES ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME OF THE ISSUER'S PERFORMANCE OF OBLIGATIONS TO SECURITIES HOLDERS"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*Supplement to "Russia's FSFM Herald"* *"Rossiiskaya gazeta"*

1.9. Code (codes) of material fact (facts)	*0600137A31122005; 0900137A31122005*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
registered interest bearing paperless bonds, 2-Y series

2.2. State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4-34-00137-A, 25.10.2002***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's Federal commission for securities market***

2.4. The issuer's management body that passed the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the size of interest on the bonds is determined in accordance with the Resolution on the bonds issue approved by the issuer's Board of directors***

2.5. The date of passing the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***July 17, 2002, minutes № 2***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds was passed: ***July 17, 2002, minutes № 2***

2.7. Total amount of interest and (or) other revenue due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other revenue due (was due) to payment on one issuer's bond of certain issue (series):
total amount of revenue on the bonds - 2 948,56 rubles;
the size of revenue on average per one bond - 5,897 rubles.

2.8. The form of payment of revenues on the issuer's securities (money resources, other property): ***money resources***

2.9. The date when the obligation for payment of revenues on the issuer's securities (revenues (interest, face value) on the bonds) should be performed, and in case if the obligation for payment of revenues on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***31.12.2005.***

2.10. Total amount of interest and (or) other revenue paid on the issuer's bonds of certain issue (series): ***2 948,56 rubles.***

2.11. Content of the issuer's obligations:
- gaining access to telephone network if technical possibility is available;
- receiving the bond's face value from the issue when the bond is retired;
- getting cash revenue in the size of 0,1% per year of the bond's face value when it is retired for the period from the date of the bonds placement by the issue to the date of filing the application for the bond's retirement

For monetary obligation or other obligation that may be expressed in money terms – also the amount of such obligation in money terms: ***1 002 948,56 rubles.***

2.12. The fact of performance of obligation or non-performance of the issuer's obligation (default):
the obligation was performed

3. Signature		
3.1. Acting General Director of OJSC "VolgaTelecom"	_______________ (signature)	A.I.Kirillov
3.2. Date " 10 " January 20 06	LS	

VI-26

Communication on material facts
"Data on accrued and paid yield on the issuer's securities"

"Data on the date of performance of the issuer's obligations to securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*102520301478*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A14122005; 0900137A14122005*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
- Ordinary, registered, paperless shares;
- Preferred, registered, paperless shares of A type.
2.2. State registration number of the securities issue, state registration date:
- Ordinary shares - № 1-01-00137-A of November 14, 2003;
- Preferred shares - № 2-01-00137-A of November 14, 2003.
2.3. The name of the registration body that carried out the state registration of the securities issue:
Federal Commission for Securities Market of Russian Federation
2.4. The issuer's management body that passed the resolution on payment (declaration) of dividends on the issuer's shares: ***Annual general meeting of shareholders of OJSC "VolgaTelecom"***
2.5. The date of passing the resolution on payment (declaration) of dividends on the issuer's shares:
June 28, 2005.
2.6. The date of making up the minutes of the meeting of the issuer's authorized management body when the resolution was passed on payment (declaration) of dividends on the issuer's shares:
June 30, 2005, Minutes № 5
2.7. The content of the issuer's obligation: ***payment of dividends on ordinary, registered, paperless shares and on preferred, registered, paperless shares of A type***
2.8. Total amount of dividends (the amount of obligation in money terms) accrued on the issuer's shares of certain category (type) and the size of dividend accrued on one share of certain category (type):
- on ordinary shares – 338 921 499 rubles; 1,3779 ruble;
- on preferred shares of A type – 205 630 774 rubles; 2,5082 rubles.
2.9. The form of yield payment on the issuer's securities: ***cash assets.***
2.10. The date when the obligation of payment of yield on the issuer's securities (dividends on shares) should be performed, and in case if the obligation of payment of yield on securities should be performed by the issuer during a certain time (time period) - the end date of this period:
- on ordinary shares – December 14, 2005,
- on preferred shares of A type – December 14, 2005.
2.11. Total amount of dividends paid on the issuer's shares of certain category (type):
- on ordinary shares – 335 127 600 rubles,
- on preferred shares of A type – 197 867 972 rubles.

2.12. The fact of the obligation performance or the issuer's non-performance of the obligation (default):
the obligation is performed not in full.
2.13. The reasons of the obligation non-performance:
- Non-appearance of shareholders to the issuer's office to receive the dividends in cash;
- Wrong /incomplete/ outdated information about the requisites of the bank accounts of the

shareholders;

- ***Wrong /incomplete/ outdated information about the mail addresses of the shareholders.***

2.14. The amount of the obligation in money terms in which it is not performed:

3 793 899 rubles – on ordinary shares

7 762 802 rubles – on preferred shares

3. Signature		
3.1. First deputy to the General Director of OJSC "VolgaTelecom" for economics and finances	______________ (signature)	D.V. Pozdnyakov
3.2. Date " 14 " December 20 05	LS	

VI-27

Communication on completion of issuing securities placement

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137-A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru***
1.8. The name of the periodical (s) used by the issuer for information publishing	***"Rossiiskaya gazeta"***

2. The communication's content

2.1. Data about placed securities:

2.1.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – "Bonds").***

2.1.2. Term to maturity (for the issuer's bonds and options):

The Bonds are retired in succession by installments during the following periods:

On the 1092-nd day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,

On the 1274-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,

On the 1456-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,

On the 1638-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,

On the 1820-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue.

The retirement of each part of the Bonds' face value is made by the Paying agent on the instructions of and for the account of the Issuer.

If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.

The dates of the start and the end of each of the above specified periods coincide (the retirement is made in one day).

2.1.3. State registration number of the issue of securities and the date of state registration: ***4-44-00137-A of November 10, 2005.***

2.1.4. The name of the registration body that conducted state registration of the issue of securities: ***Federal service for financial markets***

2.1.5. Face value of each placed valuable paper: ***1000 (One thousand) rubles***

2.1.6. The method of securities offering: ***public offering***

2.2. The date of actual start of securities placement (the date of the first transaction aimed to carve-out of securities to the first owner): ***December 06, 2005***

2.3. The date of actual completion of securities placement (the date of the last receiving entry in the customer account (custody account) of the first owner in the system of accounting of rights for the issue securities (additional issue) or the date of issuing the last certificate of certified security of the issue (additional issue) without obligatory central storage: ***December 06, 2005***

2.4. The quantity of actually placed securities: ***3 000 000 (Three million) bonds***

2.5. The share of actually placed securities of the total quantity of the issue securities to be placed: ***100%***

2.6. The actual offering price (prices) of securities and the quantity of securities placed by each of offering prices: ***by offering price of 1000 rubles per one Bond 3 000 000 (Three million) Bonds were placed***

2.7. The form of payment of placed securities, and in case if the placed securities were paid by monetary means and by other property (non-monetary means), - and also the quantity of placed securities paid by monetary means and the quantity of placed securities paid by other property (non-monetary means): ***The Bonds are paid by monetary means by non-cash method in Russian Federation currency.***

2.8. Data on the issuer's related party transactions, and also on the issuer's large transactions made by the issuer in the course of securities placement, and on the fact of their approval by the issuer's authorized management body or about the lack of such approval:

With "Interregional Commercial bank of communication and informatics development" (Open Joint Stock Company) of the sale of 281 801 (Two hundred eighty one thousand eight hundred one) Bonds for the total amount of 281 801 000 (Two hundred eighty one million eight hundred one thousand) rubles. Related party transaction person: a member of the Bank's Board of directors – Belyaev Konstantin Vladimirovich who is the Chairman of the Board of director of OJSC "VolgaTelecom". This transaction was approved by the Board of director of OJSC "VolgaTelecom" on November 22, 2005, Minutes № 13 of November 22, 2005.

In the course of the bonds placement large transactions were not made.

3. Signature	
3.1. General Director	S.V. Omelchenko
3.2. Date " 06 " December 2005	

VI-28.

Communication on completion of issuing securities placement

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137-A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru***
1.8. The name of the periodical (s) used by the issuer for information publishing	***"Rossiiskaya gazeta"***

2. The communication's content

2.1. Data about placed securities:

2.1.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – "Bonds").***

2.1.2. Term to maturity (for the issuer's bonds and options):

The Bonds are retired in succession by installments during the following periods:

On the 1092-nd day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,

On the 1274-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,

On the 1456-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,

On the 1638-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,

On the 1820-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue.

The dates of the start and the end of each of the above specified periods coincide (the retirement is made in one day).

The retirement of each part of the Bonds' face value is made by the Paying agent on the instructions of and for the account of the Issuer.

If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.

2.1.3. State registration number of the issue of securities and the date of state registration: ***4-45-00137-A , 10.11.2005***

2.1.4. The name of the registration body that conducted state registration of the issue of securities: ***Federal service for financial markets***

2.1.5. Face value of each placed valuable paper: ***1000 (One thousand) rubles***

2.1.6. The method of securities offering: ***public offering***

2.2. The date of actual start of securities placement (the date of the first transaction aimed to carve-out of securities to the first owner): ***December 06, 2005***

2.3. The date of actual completion of securities placement (the date of the last receiving entry in the customer account (custody account) of the first owner in the system of accounting of rights for the issue securities (additional issue) or the date of issuing the last certificate of certified security of the issue (additional issue) without obligatory central storage: ***December 06, 2005***

2.4. The quantity of actually placed securities: ***2 300 000 (Two million three hundred thousand) bonds***

2.5. The share of actually placed securities of the total quantity of the issue securities to be placed: ***100%***

2.6. The actual offering price (prices) of securities and the quantity of securities placed by each of offering prices: ***by offering price of 1000 rubles per one Bond 2 300 000 (Two million three hundred thousand) Bonds were placed.***

2.7. The form of payment of placed securities, and in case if the placed securities were paid by monetary means and by other property (non-monetary means), - and also the quantity of placed securities paid by monetary means and the quantity of placed securities paid by other property (non-monetary means): ***The Bonds are paid by monetary means by non-cash method in Russian Federation currency.***

2.8. Data on the issuer's related party transactions, and also on the issuer's large transactions made by the issuer in the course of securities placement, and on the fact of their approval by the issuer's authorized management body or about the lack of such approval:

With "Interregional Commercial bank of communication and informatics development" (Open Joint Stock Company) of the sale of 100 000 (One hundred thousand) Bonds for the total amount of 100 000 000 (One hundred million) rubles. Related party transaction person: a member of the Bank's Board of directors – Belyaev Konstantin Vladimirovich who is the Chairman of the Board of director of OJSC "VolgaTelecom". This transaction was approved by the Board of director of OJSC "VolgaTelecom" on November 22, 2005, Minutes № 13 of November 22, 2005.

In the course of the bonds placement large transactions were not made.

3. Signature	
3.1. General Director	S.V. Omelchenko
3.2. Date " 06 " December 2005	

VI-29

Communication on material facts
"Data on accrued and (or) paid yield on the issuer's securities"
"Data on the time of the issuer's performance of obligations to the issuer's securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodical (s) used by the issuer for information publishing	*"Rossiiskaya gazeta"*

1.9. Code (s) of material fact (s)	*0600137A06122005, 0900137A06122005*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – "Bonds").***
2.2. State registration number of the issue of securities and the date of state registration: ***4-44-00137-A, November 10, 2005.***
2.3. The name of the registration body that conducted state registration of the issue of securities: ***Federal service for financial markets***
2.4. The issuer's management body that made the decision on determination of the size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***General Director of OJSC "VolgaTelecom"***
2.5. The date of making the decision on determination of the size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***December 06, 2005***
2.6. The date of drawing up the minutes of the meeting (session) of the issuer's authorized management body where the decision was made on determination of the size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***Order № 459 of December 06, 2005***
2.7. Total amount of interest and (or) other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due 9was due) to payment on the issuer's one bond of certain issue (series).
Total amount of yield on the first coupon due to payment on the Bonds is 122 670 000 rubles 00 kopecks;
The size of yield on the first coupon due to payment on one Bond is 8.20 % per annum or 40 rubles 89 kopecks.
Total amount of yield on the second coupon due to payment on the Bonds is 122 670 000 rubles 00 kopecks;
The size of yield on the second coupon due to payment on one Bond is 8.20 % per annum or 40 rubles 89 kopecks.
Total amount of yield on the third coupon due to payment on the Bonds is 122 670 000 rubles 00 kopecks;
The size of yield on the third coupon due to payment on one Bond is 8.20 % per annum or 40 rubles 89 kopecks.
Total amount of yield on the fourth coupon due to payment on the Bonds is 122 670 000 rubles 00 kopecks;
The size of yield on the fourth coupon due to payment on one Bond is 8.20 % per annum or 40 rubles 89 kopecks.
Total amount of yield on the fifth coupon due to payment on the Bonds is 122 670 000 rubles 00 kopecks;
The size of yield on the fifth coupon due to payment on one Bond is 8.20 % per annum or 40 rubles 89 kopecks.
Total amount of yield on the sixth coupon due to payment on the Bonds is 122 670 000 rubles 00 kopecks;
The size of yield on the sixth coupon due to payment on one Bond is 8.20 % per annum or 40 rubles 89 kopecks.

2.8. The form of payment of yield on the issuer's securities (monetary means, other property): ***by monetary means in Russian Federation currency***

2.9. The date when the obligation on payment of yield on the issuer's securities (yield (interest, face value) on bonds) should be performed, and in case if the obligation on payment of yield on securities should be performed by the issuer during a definite time (period of time) – the end date of this time:

The date when the obligation on payment of the Bonds first coupon should be performed: 06.06.2006.

The date when the obligation on payment of the Bonds second coupon should be performed: 05.12.2006.

The date when the obligation on payment of the Bonds third coupon should be performed: 05.06.2007.

The date when the obligation on payment of the Bonds fourth coupon should be performed: 04.12.2007.

The date when the obligation on payment of the Bonds fifth coupon should be performed: 03.06.2008.

The date when the obligation on payment of the Bonds sixth coupon should be performed: 02.12.2008.

2.10. Total size of interest and (or) other yield paid on the issuer's bonds of certain issue (series): ***Earlier the yield on BT-2 series Bonds was not paid.***

2.11 The content of the issuer's obligation, and for monetary obligation or other obligation that may be expressed in monetary terms, - also the amount of such obligation in monetary terms: ***The obligation of determination of the rate on the first coupon of BT-2 series Bonds.***

2.12. The fact of the obligation's performance or non-performance of obligation (default) of the issuer: ***The obligation on determination of the rate on the first coupon of BT-2 series Bonds was performed.***

3. Signature	
3.1. General Director	S.V. Omelchenko
3.2. Date " 06 " December 2005	

VI-30

Communication on material facts
"Data on accrued and (or) paid yield on the issuer's securities"
"Data on the time of the issuer's performance of obligations to the issuer's securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodical (s) used by the issuer for information publishing	*"Rossiiskaya gazeta"*

1.9. Code (s) of material fact (s)	*0600137A06122005, 0900137A06122005*

2. The communication's content
2.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – "Bonds").*** 2.2. State registration number of the issue of securities and the date of state registration: ***4-45-00137-A, November 10, 2005.*** 2.3. The name of the registration body that conducted state registration of the issue of securities: ***Federal service for financial markets*** 2.4. The issuer's management body that made the decision on determination of the size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***General Director of OJSC "VolgaTelecom"*** 2.5. The date of making the decision on determination of the size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***December 06, 2005*** 2.6. The date of drawing up the minutes of the meeting (session) of the issuer's authorized management body where the decision was made on determination of the size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***Order № 460 of December 06, 2005*** 2.7. Total amount of interest and (or) other yield due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other yield due 9was due) to payment on the issuer's one bond of certain issue (series). ***Total amount of yield on the first coupon due to payment on the Bonds is 97 474 000 rubles 00 kopecks;*** ***The size of yield on the first coupon due to payment on one Bond is 8.50 % per annum or 42 rubles 38 kopecks.*** ***Total amount of yield on the second coupon due to payment on the Bonds is 97 474 000 rubles 00 kopecks;*** ***The size of yield on the second coupon due to payment on one Bond is 8.50 % per annum or 42 rubles 38 kopecks.*** ***Total amount of yield on the third coupon due to payment on the Bonds is 97 474 000 rubles 00 kopecks;*** ***The size of yield on the third coupon due to payment on one Bond is 8.50 % per annum or 42 rubles 38 kopecks.*** ***Total amount of yield on the fourth coupon due to payment on the Bonds is 97 474 000 rubles 00 kopecks;*** ***The size of yield on the fourth coupon due to payment on one Bond is 8.50 % per annum or 42 rubles 38 kopecks.*** ***Total amount of yield on the fifth coupon due to payment on the Bonds is 97 474 000 rubles 00 kopecks;*** ***The size of yield on the fifth coupon due to payment on one Bond is 8.50 % per annum or 42 rubles 38 kopecks.***

Total amount of yield on the sixth coupon due to payment on the Bonds is 97 474 000 rubles 00 kopecks;
The size of yield on the sixth coupon due to payment on one Bond is 8.50 % per annum or 42 rubles 38 kopecks.
Total amount of yield on the seventh coupon due to payment on the Bonds is 77 993 000 rubles 00 kopecks;
The size of yield on the seventh coupon due to payment on one Bond is 8.50 % per annum or 33 rubles 91 kopecks.
Total amount of yield on the eighth coupon due to payment on the Bonds is 58 489 000 rubles 00 kopecks;
The size of yield on the eighth coupon due to payment on one Bond is 8.50 % per annum or 25 rubles 43 kopecks.
Total amount of yield on the ninth coupon due to payment on the Bonds is 38 985 000 rubles 00 kopecks;
The size of yield on the ninth coupon due to payment on one Bond is 8.50 % per annum or 16 rubles 95 kopecks.
Total amount of yield on the tenth coupon due to payment on the Bonds is 19 504 000 rubles 00 kopecks;
The size of yield on the tenth coupon due to payment on one Bond is 8.50 % per annum or 8 rubles 48 kopecks.

2.8. The form of payment of yield on the issuer's securities (monetary means, other property): ***by monetary means in Russian Federation currency***
2.9. The date when the obligation on payment of yield on the issuer's securities (yield (interest, face value) on bonds) should be performed, and in case if the obligation on payment of yield on securities should be performed by the issuer during a definite time (period of time) – the end date of this time:
The date when the obligation on payment of the Bonds first coupon should be performed: 06.06.2006.
The date when the obligation on payment of the Bonds second coupon should be performed: 05.12.2006.
The date when the obligation on payment of the Bonds third coupon should be performed: 05.06.2007.
The date when the obligation on payment of the Bonds fourth coupon should be performed: 04.12.2007.
The date when the obligation on payment of the Bonds fifth coupon should be performed: 03.06.2008.
The date when the obligation on payment of the Bonds sixth coupon should be performed: 02.12.2008.
The date when the obligation on payment of the Bonds seventh coupon should be performed: 02.06.2009.
The date when the obligation on payment of the Bonds eighth coupon should be performed: 01.12.2009.
The date when the obligation on payment of the Bonds ninth coupon should be performed: 01.06.2010.
The date when the obligation on payment of the Bonds tenth coupon should be performed: 30.11.2010.
2.10. Total size of interest and (or) other yield paid on the issuer's bonds of certain issue (series): ***Earlier the yield on BT-3 series Bonds was not paid.***
2.11 The content of the issuer's obligation, and for monetary obligation or other obligation that may be expressed in monetary terms, - also the amount of such obligation in monetary terms: ***The obligation of determination of the rate on the first coupon of BT-3 series Bonds.***
2.12. The fact of the obligation's performance or non-performance of obligation (default) of the issuer: ***The obligation on determination of the rate on the first coupon of BT-3 series Bonds was performed.***

3. Signature		
3.1. General Director	______________	S.V. Omelchenko
3.2. Date " 06 " December 2005		

VI-31

COMMUNICATION ABOUT THE START OF ISSUEING SECURITIES PLACEMENT

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2 The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodical (s) used by the issuer for information publishing	*"Rossiiskaya gazeta"*

2. The communication's content

2.1. Data about securities being placed:

2.1.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – "Bonds").***

2.1.2. Term to maturity (for the issuer's bonds and options):

The Bonds are retired in succession by installments during the following periods:

On the 1092-nd day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,

On the 1274-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,

On the 1456-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,

On the 1638-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,

On the 1820-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue.

The retirement of each part of the Bonds' face value is made by the Paying agent on the instructions of and for the account of the Issuer.

If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.

2.1.3. State registration number of the issue of securities and the date of state registration: ***4-44-00137-A of November 10, 2005.***

2.1.4. The name of the registration body that conducted state registration of the issue of securities: ***Federal service for financial markets***

2.1.5. The quantity of securities being offered and the face value of each valuable security being offered: ***3 000 000 (Three million) pieces, the face value of each bond is 1000 (One thousand) rubles.***

2.1.6. The method of securities offering, and in case of securities offering by private offering – also the community of potential acquirers of the securities:

The method of offering - public offering.

2.1.7. The price of securities offering or the procedure of its determination:

The price of the Bonds offering on the first and the next days of offering is set to be equal to the face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the offering of the issue Bonds the purchaser when making the Bonds purchase and sales transaction also pays the

Bonds' accrued coupon yield (ACY) defined by the following formula:

ACY = Nom * C * ((T - T0)/ 365)/ 100%

where:

ACY – accrued coupon yield, rubles;
Nom – the face value of one Bond, rubles;
C - the size of interest rate for the first coupon, per centum per annum;
T - the date of the Bonds' offering on which ACY is calculated;
T0 - the date of the Bonds' offering start.

The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.

2.1.8. Granting to the issuer's stockholders and/or to other persons of pre-emptive rights to acquire the securities: ***Pre-emptive right to acquire the securities is not stipulated.***

2.2. The date of the securities offering start: ***December 06, 2005.***

2.3. Note to the fact that the date of the offering start may be changed subject to publishing the information about it on the news line and at the web-site in the Internet at least 1 day prior to the date of securities offering start published in this communication:

In case the Issuer adopts the resolution to change the date of the Bonds offering start, and the information about this date was disclosed as per the above established procedure, the Issuer publishes the communication about the change of the date of the Bonds offering start on the news line and at the web-site in the Internet at: http://www.vt.ru at least 1 (One) day prior to such date occurrence.

2.4. The end date of the offering or the procedure of its determination:

The end date of the offering is the earlier of the following dates:
a) the 15-th (fifteenth) business day since the date of the Bonds offering start;
b) the date of the offering of the last Bond of the issue.

Herewith the end date of the offering may not be later than one year since the date of the state registration of the Bonds issue.

3. Signature		
3.1. General Director of OJSC "VolgaTelecom"	____________	S.V. Omelchenko
3.2. Date " 22 " November 20 05		

VI-32

COMMUNICATION ABOUT THE START OF ISSUEING SECURITIES PLACEMENT

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru*
1.8. The name of the periodical (s) used by the issuer for information publishing	*"Rossiiskaya gazeta"*

2. The communication's content

2.1. Data about securities being placed:

2.1.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – "Bonds").***

2.1.2. Term to maturity (for the issuer's bonds and options):

The Bonds are retired in succession by installments during the following periods:

On the 1092-nd day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,

On the 1274-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,

On the 1456-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,

On the 1638-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,

On the 1820-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue.

The retirement of each part of the Bonds' face value is made by the Paying agent on the instructions of and for the account of the Issuer.

If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.

2.1.3. State registration number of the issue of securities and the date of state registration: ***4-45-00137-A of November 10, 2005.***

2.1.4. The name of the registration body that conducted state registration of the issue of securities: ***Federal service for financial markets.***

2.1.5. The quantity of securities being offered and the face value of each valuable security being offered: ***2 300 000 (Two million three hundred thousand) pieces, the face value of each bond is 1000 (One thousand) rubles.***

2.1.6. The method of securities offering, and in case of securities offering by private offering – also the community of potential acquirers of the securities :

The method of offering - public offering.

2.1.7. The price of securities offering or the procedure of its determination:

The price of the Bonds offering on the first and the next days of offering is set to be equal to the face

value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the offering of the issue Bonds the purchaser when making the Bonds purchase and sales transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:

*ACY = Nom * C * ((T - T0)/ 365)/ 100%*

where:

ACY – accrued coupon yield, rubles;
Nom – the face value of one Bond, rubles;
C - the size of interest rate for the first coupon, per centum per annum;
T - the date of the Bonds' offering on which ACY is calculated;
T0 - the date of the Bonds' offering start.

The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.

2.1.8. Granting to the issuer's stockholders and/or to other persons of pre-emptive rights to acquire the securities: ***Pre-emptive right to acquire the securities is not stipulated.***

2.2. The date of the securities offering start: ***December 06, 2005.***

2.3. Note to the fact that the date of the offering start may be changed subject to publishing the information about it on the news line and at the web-site in the Internet at least 1 day prior to the date of securities offering start published in this communication:

In case the Issuer adopts the resolution to change the date of the Bonds offering start, and the information about this date was disclosed as per the above established procedure, the Issuer publishes the communication about the change of the date of the Bonds offering start on the news line and at the web-site in the Internet at: http://www.vt.ru at least 1 (One) day prior to such date occurrence.

2.4. The end date of the offering or the procedure of its determination:

The end date of the offering is the earlier of the following dates:
a) the 15-th (fifteenth) business day since the date of the Bonds offering start;
b) the date of the offering of the last Bond of the issue.
Herewith the end date of the offering may not be later than one year since the date of the state registration of the Bonds issue.

3. Signature		
3.1. General Director of OJSC "VolgaTelecom"	____________	S.V. Omelchenko
3.2. Date " 22 " November 2005		

"Data on accrued and (or) paid yield on the issuer's securities" VI-33

"Data on the time of the issuer's performance of obligations to securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A21112005; 0900137A21112005*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
certified interest bearing owner bonds of BT-1 series

2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 43 – 00137 – A, 24.01.2003***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's FCSM***

2.4. The issuer's management body that passed the resolution on determination of size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***the procedure of determination of the size of interest (coupon) on the bonds is established in accordance with the Resolution on the bonds' issue approved by the issuer's Board of directors***

2.5. The date of passing the resolution on determination of size (the procedure of the size determination) of interest (coupon) on the issuer's bonds: ***December 27, 2002.***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on determination of size (the procedure of the size determination) of interest (coupon) on the issuer's bonds was passed: ***December 27, 2002, minutes № 18***

2.7. The content of the issuer's obligations: ***payment of coupon yield (interest income) on certified interest bearing owner bonds of BT-1 series***

Total amount of interest and (or) other income (the size of obligation in money terms) due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or) other income due (was due) to payment on one issuer's bond of certain issue (series):

32 410 000 rubles;
13 % annual (32,41 rubles)

2.8. The form of payment of income on the issuer's securities (money resources, other property):
money resources

2.9. The date when the obligation for payment of income on the issuer's securities (bond yield (interest) should be performed, and in case if the obligation for payment of income on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***November 21, 2005.***

2.10. Total amount of interest and (or) other yield paid on the issuer's bonds of certain issue (series):
The payment of yield on the 11-th coupon of the bonds was made in the amount of
32 410 000 rubles.

2.11. The fact of performance of obligation or non-performance (default) of the issuer's obligation:
the obligation was performed in full volume.

3. Signature

3.1. **OJSC "VolgaTelecom General Director** ________ **S.V. Omelchenko**
(signature)

3.2. Date " 21 " November 2005 LS

VI-34

Communication about material fact
"Data about the issuer's issue of securities"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137-A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru***
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"***

1.9. Code (s) of material fact (s)	***0500137A14112005***

2. The communication's content

2.2.1. Kind, category (type), series and other identification features of securities:
Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – Bonds)
2.2.2. Term to maturity (for the issuer's bonds and options).
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1274-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1456-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1638-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue,
On the 1820-th day since the date of the offering start each Bond of BT-2 series is retired partially in the amount of 20% of the face value of the issue.
The retirement of each part of the Bonds' face value is made by the Paying agent on the instructions of and for the account of the Issuer.
If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.
2.2.3. State registration number of the issue (additional issue) of securities and the date of state registration: 4-44-00137-A of November 10, 2005.

2.2.4. The name of the registration body that conducted state registration of the issue (additional issue) of securities.
Federal service for financial markets
2.2.5. The quantity of securities being offered and the face value (if the availability of face value is stipulated by Russian Federation legislation) of each valuable security. ***3 000 000 (Three million) pieces, the face value of each bond is 1000 (One thousand) rubles.***
2.2.6. The method of securities offering, and in case of securities offering by private offering – also the community of potential acquirers of the securities.
The method of offering - public offering.

2.2.7. Granting to the issuer's stockholders (participants) and/or to other persons of pre-emptive rights to acquire the securities.

Pre-emptive right to acquire the securities is not stipulated.

2.2.8. The price of securities offering or the procedure of its determination.

The price of the Bonds offering on the first and the next days of offering is set to be equal to the face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the offering of the issue Bonds the purchaser when making the Bonds purchase and sales transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:

$$ACY = Nom * C * ((T - T0)/365)/100\%$$

where:

ACY – accrued coupon yield, rubles;

Nom – the face value of one Bond, rubles;

C - the size of interest rate for the first coupon, per centum per annum;

T - the date of the Bonds' offering on which ACY is calculated;

T0 - the date of the Bonds' offering start.

The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.

2.2.9. The period of securities offering or the procedure of its determination.

The date of the Bonds offering start is set by the Issuer's authorized body. Herewith the offering may not be started prior to the expiry of two weeks since the date of publishing the communication about the state registration of securities issue and about the procedure of access to the information contained in the Prospectus for securities (hereinafter - "communication about the state registration of the Bonds issue") in accordance with the requirements of Federal law "On securities market" and regulations of federal body of executive authority for securities market. The communication about the state registration of the Bonds issue and the procedure of access to the information contained in the Prospectus for securities should be published by the Issuer in the form of communication about material fact "Data about the issuer's issue of securities" in the following order and during the following period since the date of the receipt by the Issuer of written notification of the registering body about the state registration of the securities issue:

- ***On news line of information agencies authorized by federal body of executive authority for securities market for the disclosure of information at securities market (hereinafter – news line) – not later than 1 (One) day;***
- ***At the Issuer's site in the Internet at: www.vt.ru – not later than 3 (Three) days;***
- ***In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.***

This communication is also published in "Supplement to Russia's FSFM Herald".

The Issuer publishes the communication about the date of the Bonds offering start in the following order and during the following periods:

- ***On news line – not later than 5 (Five) days prior to the date of the Bonds offering start;***
- ***At the web-page in the Internet at: www.vt.ru – not later than 4 (Four) days prior to the date of the Bonds offering start.***

The end date of the offering or the procedure of its determination:

The end date of the offering is the earlier of the following dates:

a) the 15-th (fifteenth) business day since the date of the Bonds offering start;

b) the date of the offering of the last bond of the issue.

Herewith the end date of the offering may not be later than one year since the date of the state registration of the Bonds issue.

2.2.10. The fact of registration (lack of registration) of the prospectus for securities simultaneously with the state registration of the issue (additional issue) of these securities. ***Simultaneously with the state registration of the issue the prospectus for securities was registered.***

2.2.11. In case of registration of the prospectus for securities – the procedure of providing access to the information contained in the prospectus for securities.

The communication about the state registration of the Bonds issue and the procedure of access to the

information contained in the Prospectus for securities should be published by the Issuer in the following order and during the following period since the date of the receipt by the Issuer of written notification of the registering body about the state registration of the securities issue:

- *On news line – not later than 1 (One) day;*
- *At the Issuer's site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

This communication is also published in "Supplement to Russia's FSFM Herald".

The Issuer provides access to the information contained in registered Resolution on the securities issue and the Prospectus for securities by providing all interested persons with the opportunity to familiarize themselves with originals of registered Resolution on the securities issue and the Prospectus for securities and to get the copies of the specified documents at the following addresses:

1) OJSC "VolgaTelecom"
Location: Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi
Phone: (8312) 33-20-47
Fax: (8312) 30-67-68
Web-page address in the Internet: www.vt.ru

2) OJSC JSCB "Sviaz-Bank"
Location: Russian Federation, 125375, Moscow, Tverskaya str., 7
Phone: (095) 771-32-60
Fax: (095) 975-24-66
Web-page address in the Internet: www.sviaz-bank.ru
The Issuer is obliged to provide the copies of the specified documents to the Bonds owners and to other interested persons on their request for a fee not exceeding the costs for making copies of the said documents within the period not longer than 7 (Seven) days since the date of making the request.

2.2.12. In case of signature of the prospectus for securities by securities market financial adviser – note to this circumstance, and also the full and abbreviated brand names of the securities market financial adviser, its location.

Data about securities market financial adviser that signed the Prospectus for securities:
Full brand name: Closed Joint Stock Company "Investment company ABK"
Abbreviated brand name: CJSC "IC ABK"
The adviser's location: Russia, 196605, Saint Petersburg, Pushkin town, Uritsky's pavilion, 1

3. Signature

3.1.General Director of OJSC "VolgaTelecom" S.V. Omelchenko

3.2. Date " 14 " November 20 05

VI-35

Communication about material fact
"Data about the issuer's issue of securities"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137-A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru***
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"***

1.9. Code (s) of material fact (s)	***0500137A14112005***

2. The communication's content

2.2.1. Kind, category (type), series and other identification features of securities.
Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – Bonds)
2.2.2. Term to maturity (for the issuer's bonds and options).
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1274-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1456-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1638-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue,
On the 1820-th day since the date of the offering start each Bond of BT-3 series is retired partially in the amount of 20% of the face value of the issue.
The retirement of each part of the Bonds' face value is made by the Paying agent on the instructions of and for the account of the Issuer.
If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.
2.2.3. State registration number of the issue (additional issue) of securities and the date of state registration: 4-45-00137-A of November 10, 2005.

2.2.4. The name of the registration body that conducted state registration of the issue (additional issue) of securities.
Federal service for financial markets
2.2.5. The quantity of securities being offered and the face value (if the availability of face value is stipulated by Russian Federation legislation) of each valuable security. ***2 300 000 (Two million three hundred thousand) pieces, the face value of each bond is 1000 (One thousand) rubles.***
2.2.6. The method of securities offering, and in case of securities offering by private offering – also the community of potential acquirers of the securities.
The method of offering - public offering.
2.2.7. Granting to the issuer's stockholders (participants) and/or to other persons of pre-emptive rights

to acquire the securities.
Pre-emptive right to acquire the securities is not stipulated.
2.2.8. The price of securities offering or the procedure of its determination.
The price of the Bonds offering on the first and the next days of offering is set to be equal to the face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the offering of the issue Bonds the purchaser when making the Bonds purchase and sales transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:

ACY = Nom * C * ((T - T0)/ 365)/ 100%
where:
ACY - accrued coupon yield, rubles;
Nom - the face value of one Bond, rubles;
C - the size of interest rate for the first coupon, per centum per annum;
T - the date of the Bonds' offering on which ACY is calculated;
T0 - the date of the Bonds' offering start.

The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.
2.2.9. The period of securities offering or the procedure of its determination.
The date of the Bonds offering start is set by the Issuer's authorized body. Herewith the offering may not be started prior to the expiry of two weeks since the date of publishing the communication about the state registration of securities issue and about the procedure of access to the information contained in the Prospectus for securities (hereinafter - "communication about the state registration of the Bonds issue") in accordance with the requirements of Federal law "On securities market" and regulations of federal body of executive authority for securities market. The communication about the state registration of the Bonds issue and the procedure of access to the information contained in the Prospectus for securities should be published by the Issuer in the form of communication about material fact "Data about the issuer's issue of securities" in the following order and during the following period since the date of the receipt by the Issuer of written notification of the registering body about the state registration of the securities issue:

- ***On news line of information agencies authorized by federal body of executive authority for securities market for the disclosure of information at securities market (hereinafter – news line) – not later than 1 (One) day;***
- ***At the Issuer's site in the Internet at: www.vt.ru – not later than 3 (Three) days;***
- ***In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.***

This communication is also published in "Supplement to Russia's FSFM Herald".

The Issuer publishes the communication about the date of the Bonds offering start in the following order and during the following periods:

- ***On news line – not later than 5 (Five) days prior to the date of the Bonds offering start;***
- ***At the web-page in the Internet at: www.vt.ru – not later than 4 (Four) days prior to the date of the Bonds offering start.***

The end date of the offering or the procedure of its determination:
The end date of the offering is the earlier of the following dates:
a) the 15-th (fifteenth) business day since the date of the Bonds offering start;
b) the date of the offering of the last bond of the issue.
Herewith the end date of the offering may not be later than one year since the date of the state registration of the Bonds issue.
2.2.10. The fact of registration (lack of registration) of the prospectus for securities simultaneously with the state registration of the issue (additional issue) of these securities. ***Simultaneously with the state registration of the issue the prospectus for securities was registered.***
2.2.11. In case of registration of the prospectus for securities – the procedure of providing access to the information contained in the prospectus for securities.
The communication about the state registration of the Bonds issue and the procedure of access to the

information contained in the Prospectus for securities should be published by the Issuer in the following order and during the following period since the date of the receipt by the Issuer of written notification of the registering body about the state registration of the securities issue:

- *On news line – not later than 1 (One) day;*
- *At the Issuer's site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

This communication is also published in "Supplement to Russia's FSFM Herald".

The Issuer provides access to the information contained in registered Resolution on the securities issue and the Prospectus for securities by providing all interested persons with the opportunity to familiarize themselves with originals of registered Resolution on the securities issue and the Prospectus for securities and to get the copies of the specified documents at the following addresses:

1) OJSC "VolgaTelecom"
Location: Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi
Phone: (831-2) 33-20-47
Fax: (831-2) 30-67-68
Web-page address in the Internet: www.vt.ru

2) OJSC JSCB "Sviaz-Bank"
Location: Russian Federation, 125375, Moscow, Tverskaya str., 7
Phone: (095) 771-32-60
Fax: (095) 975-24-66
Web-page address in the Internet: www.sviaz-bank.ru

The Issuer is obliged to provide the copies of the specified documents to the Bonds owners and to other interested persons on their request for a fee not exceeding the costs for making copies of the said documents within the period not longer than 7 (Seven) days since the date of making the request.

2.2.12. In case of signature of the prospectus for securities by securities market financial adviser – note to this circumstance, and also the full and abbreviated brand names of the securities market financial adviser, its location.

Data about securities market financial adviser that signed the Prospectus for securities:
Full brand name: Closed Joint Stock Company "Investment company ABK"
Abbreviated brand name: CJSC "IC ABK"
The adviser's location: Russia, 196605, Saint Petersburg, Pushkin town, Uritsky's pavilion, 1

3. Signature

3.1. General Director of OJSC "VolgaTelecom" S.V. Omelchenko

3.2. Date " 14 " November 20 05

VI-36.

Communication on material fact
"Data on the facts resulted in single increase (decrease) in the issuer's net profit or net losses by more than 10 percent"

1. General information	
1.1. The issuer's full brand name (for noncommercial organization - name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0300137A31102005*

2. The content of the communication

2.1. Fact (facts) resulted in single *increase in the issuer's net profit* (net losses) by more than 10 percent:

Increase in financial result occurred due to:

- ***increase of income by 174,9 million rubles in DLD and local industries, and also in new services which is caused by dynamic development of the Company in these segments of telecom market;***
- ***check to expenses.***

2.2. The date of the fact (facts) occurrence resulted in single change of the issuer's *net profit* (net losses) by more than 10 percent:

October 31, 2005

2.3. The amount of the issuer's *net profit* (net losses) for the reporting period (quarter 2 of 2005), preceding the reporting period when the relevant fact (facts) occurred:

377 332 thousand rubles

2.4. The amount of the issuer's *net profit* (net losses) for the reporting period (quarter 3 of 2005) when the relevant fact (facts) occurred:

441 993 thousand rubles

2.5. The change of the issuer's *net profit* (net losses) in absolute and percent ratio

64 661 thousand rubles

17,14 %

3. Signature

3.1. Acting General Director of OJSC "VolgaTelecom" ____________ (signature) M.V. Dyakonov

3.2. Date " 31 " October 20 05 LS

3.3. Chief accountant of OJSC "VolgaTelecom" ____________ (signature) N.I. Popkov

3.4. Date " 31 " October 20 05

RECEIVED

VI-37.

COMMUNICATION ABOUT MATERIAL FACT
"DATA ABOUT THE ISSUER'S ISSUE OF SECURITIES"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137-A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru***
1.8. The name of the periodicals used by the issuer for information publishing	***"Rossiiskaya gazeta"***

1.9. Codes of material facts	***1100137A03102005***

2. The communication's content

2.1 Data on passing the resolution about placement of securities:

2.1.1. Kind, category (type), series and other identification features of securities:

Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – Bonds)

2.1.2. Term to maturity:

The Bonds are retired in succession by installments during the following periods:

- On the 1092-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue,

- On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of face value of the issue

- On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of face value of the issue

- On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of face value of the issue

On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue.

The retirement of each part of the Bonds' face value is made by the Paying agent at the request and for the account of the Issuer.

If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's owner has no right to claim to charge interest or any other compensation for such a delay in payment.

2.1.3. The quantity of securities being placed: ***2 300 000 (Two million three hundred thousand) pieces***

Face value of each security being placed: ***1000 (One thousand) rubles.***

2.1.4. The method of securities placement: ***Public offering.***

2.1.5. Other terms and conditions of securities placement defined by the resolution about their placement:

- The price of the Bonds placement: ***is equal to the face value of the Bonds – 1000 rubles; starting from the second day of the Bonds placement the buyer when making the Bonds' purchase and sale operations also pays the Bonds' accrued coupon yield (ACY)***
- $ACY = Nom * C * ((T - T0)/365)/100\%$

where:

ACY – accrued coupon yield, rubles;

Nom - the Bonds' face value, rubles;
C - the size of interest rate for the first coupon, per centum per annum;
T - the date of the Bonds' placement on which ACY is calculated;
T0- the date of the Bonds' placement start;

- The form of payment - ***by monetary means by non-cash method in Russian Federation currency;***
- ***The opportunity is stipulated of acquiring the Bonds by the Issuer by the request of their owner (owners) and also under agreement with their owner (owners) with the possibility of their further circulation up to the expiry of the repayment date in accordance with the Resolution on the securities issue and the Prospectus of the securities.***

2.1.7 The issuer's management body that passed the resolution about the securities placement: ***The Issuer's Board of directors.***
2.1.8 The date and location of the session of the issuer's authorized management body at which the resolution was passed about the securities placement: ***October 03, 2005.*** Location of the session holding: ***Moscow***
2.1.9 The quorum and results of voting on the issue of passing the resolution about the securities placement: ***The quorum is available. The results of voting: "For" - 9 persons, "Against" - 1 person, "Abstain" - 1 person.***
2.1.10 The date of drawing up and the number of minutes of the session of the issuer's authorized management body at which the resolution about the securities placement was passed: ***October 03, 2005, Minutes № 8***

3. Signature	
3.1. General Director	S.V. Omelchenko
3.2. Date " 03 " October 20 05	

VI-38.

COMMUNICATION ABOUT MATERIAL FACT
"DATA ABOUT THE ISSUER'S ISSUE OF SECURITIES"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137-A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru***
1.8. The name of the periodicals used by the issuer for information publishing	***"Rossiiskaya gazeta"***

1.9. Codes of material facts	***1100137A03102005***

2. The communication's content

2.1 Data on passing the resolution about placement of securities:

2.1.1. Kind, category (type), series and other identification features of securities:

Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – Bonds)

2.1.2. Term to maturity:

The Bonds are retired in succession by installments during the following periods:

- On the 1092-nd day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue,

- On the 1274-th day since the date of the placement start each Bond is retired partially in the amount of 20% of face value of the issue

- On the 1456-th day since the date of the placement start each Bond is retired partially in the amount of 20% of face value of the issue

- On the 1638-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue

On the 1820-th day since the date of the placement start each Bond is retired partially in the amount of 20% of the face value of the issue.

The retirement of each part of the Bonds' face value is made by the Paying agent at the request and for the account of the Issuer.

If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's owner has no right to claim to charge interest or any other compensation for such a delay in payment.

2.1.3. The quantity of securities being placed: ***3 000 000 (Three million) pieces***

Face value of each security being placed: ***1000 (One thousand) rubles***.

2.1.4. The method of securities placement: ***Public offering.***

2.1.5. Other terms and conditions of securities placement defined by the resolution about their placement:

- The price of the Bonds placement: ***is equal to the face value of the Bonds – 1000 rubles; starting from the second day of the Bonds placement the buyer when making the Bonds' purchase and sale operations also pays the Bonds' accrued coupon yield (ACY)***
- $ACY = Nom * C * ((T - T0)/ 365)/ 100\%$

where:

ACY – accrued coupon yield, rubles;

Nom – the Bonds' face value, rubles;

C – the size of interest rate for the first coupon, per centum per annum;
T – the date of the Bonds' placement on which ACY is calculated;
T0- the date of the Bonds' placement start;

- The form of payment – ***by monetary means by non-cash method in Russian Federation currency;***
- ***The opportunity is stipulated of acquiring the Bonds by the Issuer by the request of their owner (owners) and also under agreement with their owner (owners) with the possibility of their further circulation up to the expiry of the repayment date in accordance with the Resolution on the securities issue and the Prospectus of the securities.***

2.1.7 The issuer's management body that passed the resolution about the securities placement: ***The Issuer's Board of directors.***
2.1.8 The date and location of the session of the issuer's authorized management body at which the resolution was passed about the securities placement: ***October 03, 2005.*** Location of the session holding: ***Moscow***
2.1.9 The quorum and results of voting on the issue of passing the resolution about the securities placement: ***The quorum is available. The results of voting: "For" - 9 persons, "Against" - 1 person, "Abstain" - 1 person.***
2.1.10 The date of drawing up and the number of minutes of the session of the issuer's authorized management body at which the resolution about the securities placement was passed: ***October 03, 2005, Minutes № 8***

3. Signature

3.1. General Director S.V. Omelchenko

3.2. Date " 03 " October 20 05

VI-39

COMMUNICATION ABOUT MATERIAL FACT
"DATA ON PASSING THE RESOLUTION BY THE ISSUER'S AUTHORIZED BODY ABOUT THE ISSUE OF ISSUING SECURITIES"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137-A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru***
1.8. The name of the periodicals used by the issuer for information publishing	***"Rossiiskaya gazeta"***

1.9. Codes of material facts	***1100137A03102005***

2. The communication's content

2.1. The issuer's management body that passed the resolution about the approval of the decision about the securities issue: ***The Issuer's Board of directors.***

2.2. The date of holding the session of the issuer's management body at which the resolution was passed to approve the decision about the securities issue: ***October 3, 2005.***

2.3. The date of drawing up and the number of minutes of the session of the issuer's management body at which the resolution was passed to approve the decision about the securities issue: ***October 3, 2005, Minutes № 8***

2.4. Kind, category (type), series and other identification features of securities being placed: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – Bonds).***

2.5. The quantity of securities being placed and the face value of each security being placed: ***2 300 000 (Two million three hundred thousand) pieces of face value of 1000 (One thousand) rubles each.***

2.6. The method of securities placement: ***Public offering.***

2.7. The price of securities placement or the procedure of its determination:

The Bonds' price offering on the first and next days of placement is set to be equal to the face value and is 1 000 (one thousand) per a Bond.

Starting from the second day of the Bonds' placement the buyer when making the Bonds' purchase and sale operations also pays the Bonds' accrued coupon yield (ACY)

ACY = Nom * C * ((T - T0)/ 365)/ 100%

where:

ACY – accrued coupon yield, rubles;

Nom - the face value of one Bond, rubles;

C - the size of interest rate for the first coupon, per centum per annum;

T - the date of the Bonds' placement on which ACY is calculated;

T0 - the date of the Bonds' placement start;

2.8. The period of (the dates of the start and the end) the securities placement or the procedure of its determination.

The date of the start of the Bonds placement is set by the Issuer's authorized body. Herewith the placement cannot be started prior to the expiry of two weeks since the date of publishing the communication about state registration of the securities issue and about the procedure of access to the information contained in the Prospectus of securities (hereinafter – "communication about state registration of the Bonds issue"), in accordance with the requirements of Federal law "On securities market" and normative legal acts of federal body of executive authority for securities market. The communication about state registration of the Bonds issue and about the procedure of access to the information contained in the Prospectus of securities should be

published by the Issuer in the form of communication about material fact "Data about the issuer's issue of securities" as per the following procedure and time period since the date of receipt by the Issuer of a written notification of the registration body about state registration of the securities issue:

- *On news wire of information agencies authorized by federal body of executive authority for securities market to disclose the information at the securities market (hereinafter – news wire) – not later than 1 (One) day;*
- *At the Issuer's web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The Issuer publishes the communication about the date of the start of the Bonds placement as per the following procedure and time period:

- *On news wire – not later than 5 (Five) days prior to the date of the start of the Bonds placement;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 4 (Four) days prior to the date of the start of the Bonds placement.*

The date of the placement end or the procedure of its determination:

The date of the placement end is an earlier one of the following dates:

a) 15-th (fifteenth) business day since the date of the start of the Bonds placement;

b) The date of placement of the last Bond of the issue.

Herewith the date of the placement end cannot be later than one year since the date of the state registration of the Bonds issue.

2.9. Other terms and conditions of securities placement defined by the resolution about the securities placement:

Performance of obligations on the Bonds is provided by the guaranty of Limited Liability Company "Volga – Finance". The Bonds are placed by making transactions of the Bonds purchase and sale at the Bonds' Offering Price. The transactions, during the Bonds placement, are made by using the tender system of Closed Joint Stock Company "MICEX stock exchange" (hereinafter – the Exchange) through accepting the bids for the Bonds purchase filed by using the Exchange's tender system in accordance with the Rules of holding the tenders of the Exchange.

Conclusion of transactions of the Bonds placement starts after summarizing the results of the tender of determining the interest rate of the first coupon of the Bonds and ends on the end date of the Bonds issue placement. The opportunity of preferential acquisition of the securities being placed is not stipulated. The Bonds are paid off by monetary resources by non-cash method in Russian Federation currency. The opportunity of installments during the repayment of the Bonds issue is not stipulated.

The share, if it is not placed and due to this the securities issue is considered to be invalid, is not established.

Other terms and conditions of the securities placement are stipulated by the Resolution about the securities issue.

3. Signature

3.1. General Director S.V. Omelchenko

3.2. Date " 03 " October 20 05

Communication on material fact V1-40
"Data on charged and (or) paid income on the issuer's securities"

"Data on the time of the issuer's performance of obligations to securities holders"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

1.9. Code (codes) of material fact (facts)	*0600137A22082005; 0900137A22082005*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
paper interest rate bearer bonds of BT-1 series

2.2 State registration number of the securities issue (of additional issue), the date of state registration: ***№ 4 – 43 – 00137 – A, 24.01.2003.***

2.3. The name of registration body that conducted the state registration of the securities issue (of additional issue): ***Russia's FCSM***

2.4. The issuer's management body that passed the resolution on payment (declaration) of dividends on the issuer's shares or determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds: ***the procedure of determination of the size of interest (coupon) on the bonds is established in accordance with the Resolution on the bonds' issue approved by the issuer's Board of directors***

2.5. The date of passing the resolution on payment (declaration) of dividends on the issuer's shares or *on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds*: ***December 27, 2002.***

2.6. The date of making up the minutes of the meeting (session) of the issuer's authorized management body when the resolution on payment (declaration) of dividends on the issuer's shares or *on determination of the size (the procedure of determination of size) of interest (coupon) on the issuer's bonds* was passed: ***December 27, 2002, minutes № 18***

2.7. The content of the issuer's obligations: ***payment of coupon yield (interest income) on paper interest rate bearer bonds of BT-1 series***

Total amount of dividends earned on the issuer's shares of certain category (type) and the size of dividend earned on one share of certain category (type);
total amount of interest and (or) other income (the size of obligation in money terms) due (was due) to payment on the issuer's bonds of certain issue (series) and the size of interest and (or other income due (was due) to payment on one issuer's bond of certain issue (series):

37 400 000 rubles; 15 % annual (37,40 rubles)

2.8. The form of payment of income on the issuer's securities (money resources, other property):
money resources

2.9. The date when the obligation for payment of income on the issuer's securities (dividends on shares, *income* (*interest*, face value) *on the bonds*) should be performed, and in case if the obligation for payment of income on the securities should be performed by the issuer during a definite time (period of time) – the end date: ***August 22, 2005.***

2.10. Total amount of dividends paid on the issuer's shares of certain category (type);
total amount of interest and (or) other income paid on the issuer's bonds of certain issue (series): ***37 400 000 rubles***

2.11. The fact of performance of obligation or non-performance of the issuer's obligation (default):
the obligation was performed in full volume.

3.1. **General Director of OJSC "VolgaTelecom"**	____________ (signature)	**S.V. Omelchenko**
3.2. Date " 22 " August 20 05	LS	

Communication on essential fact VI-41

"Data on the facts resulted in single increase (decrease) in the issuer's net profit or net losses by more than 10 percent"

1. General information	
1.1. The issuer's full brand name (for noncommercial organization- name)	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=332**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***Supplement to "Russia's FSFM Herald"***

1.9. Code (codes) of essential fact (facts)	***0300137A29072005***

2. The content of the communication

2.1. Fact (facts), resulted in single *decrease* in the issuer's net profit (net losses) by more than 10 percent:

Decrease in the financial result in the second quarter as compared to the first quarter was stipulated by the Company's budget. This is caused by seasonality of works on running repairs of infrastructure, and is also related to the increase in welfare benefits paid to employees before their summer vacations. Herewith, due to savings on costs by interests, in the context of less number of credits obtained, the Company's profit is increased by 140 million rubles as compared to the planned profit.

2.2. The date of the fact (facts) occurrence resulted in single change of the issuer's *net profit* (net losses) by more than 10 percent:

July 29, 2005

2.3. The amount of the issuer's *net profit* (net losses) for the report period (quarter 1 of 2005), preceding the report period when the relevant fact (facts) occurred:

608 808 thousand rubles

2.4. The amount of the issuer's *net profit* (net losses) for the report period (quarter 2 of 2005) when the relevant fact (facts) occurred:

377 332 thousand rubles

2.5. The change of the issuer's *net profit* (net losses) in absolute and percent ratio:

231 476 thousand rubles

- 38,02 %

3. Signature

3.1. General Director of
OJSC "VolgaTelecom ____________ (signature) S.V.Omelchenko

3.2. Date " 29 " July 20 05 L.S.

3.3. Chief accountant of
OJSC "VolgaTelecom" ____________ (signature) N.I.Popkov

3.4. Date " 29 " July 20 05

VI-42

COMMUNICATION
ON MATERIAL FACTS
"DATA ON CHARGED AND (OR) PAID INCOME ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME PERIOD OF THE PERFORMANCE OF THE ISSUER'S LIABILITIES TO SECURITIES HOLDERS"

The issuer's full brand name:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House.
Taxpayer identification number: ***5260901817***
The issuer's unique code: ***00137 - A***
The code of the material fact: ***0600137A23052005***
0900137A23052005
The address of the web site in the Internet used by the issuer for publication of communications about material facts: **http://www.vt.ru/?id=332**
The name of the periodical organ used by the issuer for publication of communications about material facts:
Annex to "Russia's FCSM Herald"
"Rossiiskaya gazeta"
Kind, category (type), series and other identification features of securities:
Paper, interest-rate, bearer bonds of BT-1 series
State registration number of the securities issue: ***№ 4 – 43 – 00137 – A***
The date of the state registration: ***24.01.2003.***
The name of the registration body that performed state registration of the securities issue:
Russia's FCSM
The issuer's management body that adopted the resolution on determining the amount of interest (coupon) on the issuer's bonds, the date of adopting the specified resolution:
The procedure of determining the amount of interest (coupon) on the bonds is defined in accordance with the Resolution on the bonds issue approved by the issuer's Board of directors on December 27, 2002.
The date of making up the minutes of the session of the Board of directors when the specified resolution was adopted: ***December 27, 2002, minutes № 18***
The content of the issuer's liability: ***payment of coupon (interest) yield on paper, interest-rate, bearer bonds of BT-1 series***
Total amount of interest (the amount of liability) due to payment on the issuer's bonds of BT-1 series:
37 400 000 rubles
The amount of interest due to payment on one bond of BT-1 series:
15 % annual (37,40 rubles)
The form of payment of income on the issuer's securities: ***cash.***
The date of the performance of the liability of income payment (interest) on the bonds of BT-1 series:
May 23, 2005
Total amount of interest paid on the bonds of BT-1 series:
37 400 000 rubles
The fact of the liability performance: ***the liability is performed in full.***

Deputy to the General Director of
OJSC "VolgaTelecom" L.I. Grigorieva

Date: May 23, 2005 LS

V1-43

COMMUNICATION ON MATERIAL FACT
"DATA ON THE FACTS RESULTED IN SINGLE INCREASE OF PROFIT OR LOSSES OF THE ISSUER BY MORE THAN 10 PERCENT"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137-A***
The code of the material fact: ***0300137A29032005***
The address of the web site in the Internet used by the issuer for publication of communications about material facts: **http://www.vt.ru/?id=332**
The name of the periodical organ used by the issuer for publication of communications about material facts:
Annex to "FCSM Herald"
"Rossiiskaya gazeta"
The fact (facts) resulted in single increase of the issuer's profit by more than 10 percent, due to:
- The change of the tariff level for the provision of local telephone connection since 01.10.2004;
- Scheduled increment of telephone-network capacity;
- Reduction of operating activity loss scheduled for quarter 4 due to the sale of equity shares in the charter capitals of LLC "Vyatskaya cellular communication", LLC "Udmurtiya's cellular networks – 450"
The date of the fact (facts) occurrence resulted in single increase of the issuer's profit by more than 10 percent:
29.03.2005
The amount of the issuer's net profit for the report period (quarter 3 of 2004), preceding the report period when the relevant fact (facts) occurred:
391 298 thousand rubles
The amount of the issuer's net profit for the report period (quarter 4 of 2004) when the relevant fact (facts) occurred:
696 075 thousand rubles
The change of the issuer's net profit in absolute and percent ratio:
304 777 thousand rubles
77,89 %

Deputy to the General Director of
OJSC "VolgaTelecom" / L.I. Grigorieva /

Chief accountant of
OJSC "VolgaTelecom" / N. I. Popkov /

Date: March 31, 2005 LS

VI-44

COMMUNICATION ON MATERIAL FACT
"DATA ON THE FACTS RESULTED IN SINGLE INCREASE OF NET PROFIT OR DEAD-WEIGHT LOSSES OF THE ISSUER BY MORE THAN 10 PERCENT"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities: *5260901817*

The issuer's unique code assigned by the registration body: *00137-A*

The code of the material fact: *0300137A29042005*

The address of the web site in the Internet used by the issuer for publication of communications about material facts: **http://www.vt.ru/?id=332**

The name of the periodical organ used by the issuer for publication of communications about material facts:

Annex to "FCSM Herald"

"Rossiiskaya gazeta"

The fact (facts) resulted in single profit shrinkage the issuer by more than 10 percent, due to:

- ***Reduction of number capacity commissioning;***
- ***Reduction of income from long-term financial investments realization***

The date of the fact (facts) occurrence resulted in single change of the issuer's profit by more than 10 percent:

29.04.2005

The amount of the issuer's net profit for the report period (quarter 4 of year 2004), preceding the report period when the relevant fact (facts) occurred:

696 075 thousand rubles

The amount of the issuer's net profit for the report period (quarter 1 of year 2005) when the relevant fact (facts) occurred:

608 808 thousand rubles

The change of the issuer's net profit in absolute and percent ratio:

87 267 thousand rubles

-12,54 %

General Director of
OJSC "VolgaTelecom" S.V. Omelchenko

Chief accountant of
OJSC "VolgaTelecom" N. I. Popkov

Date: April 29, 2005 LS

V1-45

COMMUNICATION
ON MATERIAL FACTS

"DATA ON CHARGED AND (OR) PAID INCOME ON THE ISSUER'S SECURITIES"

"DATA ON THE TIME PERIOD OF THE PERFORMANCE OF THE ISSUER'S LIABILITIES TO SECURITIES HOLDERS"

The issuer's full brand name:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

Taxpayer identification number: ***5260901817***

The issuer's unique code: ***00137 - A***

The code of the material fact: ***0600137A21022005***

0900137A21022005

The address of the web site in the Internet used by the issuer for publication of communications about material facts: **http://www.volgatelecom.ru/?id=332**

The name of the periodical organ used by the issuer for publication of communications about material facts:

Annex to "Russia's FCSM Herald"

"Rossiiskaya gazeta"

Kind, category (type), series and other identification features of securities:

Paper, interest-rate, bearer bonds of BT-1 series

State registration number of the securities issue: ***№ 4 – 43 – 00137 – A***

The date of the state registration: ***24.01.2003***

The name of the registration body that performed state registration of the securities issue:

Russia's FCSM

The issuer's management body that adopted the resolution on determining the amount of interest (coupon) on the issuer's bonds, the date of adopting the specified resolution:

The procedure of determining the amount of interest (coupon) on the bonds is defined in accordance with the Resolution on the bonds issue approved by the issuer's Board of directors on December 27, 2002.

The date of making up the minutes of the session of the Board of directors when the specified resolution was adopted: ***December 27, 2002, minutes № 18***

The content of the issuer's liability: ***payment of coupon (interest) yield on paper, interest-rate, bearer bonds of BT-1 series***

Total amount of interest (the amount of liability) due to payment on the issuer's bonds of BT-1 series:

37 810 000 rubles

The amount of interest due to payment on one bond of BT-1 series:

15 % annual (37,81 rubles)

The form of payment of income on the issuer's securities: ***cash.***

The date of the performance of the liability of income payment (interest) on the bonds of BT-1 series:

February 21, 2005

Total amount of interest paid on the bonds of BT-1 series:

37 810 000 rubles

The fact of the liability performance: ***the liability is performed completely.***

Deputy to the General Director of
OJSC "VolgaTelecom" / L.I. Grigorieva /

Date: February 21, 2005 LS

VI-46

Communication on material fact
"Data on earned income on the issuer's securities"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*102520301478*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*Supplement to "Russia's FSFM Herald"* *"Rossiiskaya gazeta"*

1.9. Code (codes) of material fact (facts)	*0600137A30062005*

2. The communication's content

2.1. Kind, category (type), series and other identification features of securities:
- ordinary, registered shares;
- preferred A type, registered shares.
2.2. State registration number of the securities issue, the date of state registration:
- ordinary, registered shares - 1-01-00137-A of November 14, 2003;
- preferred, registered shares - 2-01-00137-A of November 14, 2003.
2.3. The name of registration body that conducted the state registration of the securities issue: ***Federal commission for the market of securities of Russian Federation***
2.4. The issuer's management body that passed the resolution on declaration of dividends on the issuer's shares: ***Annual general meeting of shareholders of OJSC "VolgaTelecom", Minutes № 5 of June 30, 2005***
2.5. The date of passing the resolution on declaration of dividends on the issuer's shares: ***June 28, 2005.***
2.6. The date of making up the minutes of the meeting of the issuer's authorized management body when the resolution on declaration of dividends on the issuer's shares was passed: ***June 30, 2005***
2.7. Total amount of dividends earned on the issuer's shares of certain category (type) and the size of dividend earned on one share of certain category (type):
- for ordinary, registered shares – 338 921 498 rubles; 1,3779 rubles;
- for preferred A type, registered shares – 205 630 774 rubles; 2,5082 rubles.
2.8. The form of payment of income on the issuer's securities: ***money resources.***
2.9. The date when the obligation for payment of income on the issuer's securities (dividends on shares) should be performed, and in case if the obligation for payment of income on the securities should be performed by the issuer during a definite time (period of time) – the end date:
- on ordinary shares – before December 15, 2005,
- on preferred A type shares – before December 15, 2005.
2.10. Total amount of dividends paid on the issuer's shares of certain category (type): ***The dividends on the shares of the specified categories were not paid, as the date of disbursement has not come yet.***

3. Signature

3.1. General Director of OJSC "VolgaTelecom" ____________ (signature) S.V. Omelchenko

3.2. Date " 30 " June 20 05 LS

V1-47

Communication on material fact
"Data on resolutions of general meetings"

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*102520301478*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*Supplement to "Russia's FSFM Herald"* *"Rossiiskaya gazeta"*

1.9. Code (codes) of material fact (facts)	*1000137A30062005*

2. The communication's content

2.1. Type of general meeting (annual, extraordinary): ***annual***
2.2. The form of general meeting holding: ***compresence***
2.3. The date and location of the general meeting holding: ***June 28, 2005, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
2.3. The general meeting's quorum:
As of 10:00 a.m. the shareholders and their authorized representatives possessing 208 769 095 votes in the aggregate were registered.
The quorum for passing the resolution on issues №№ 1-6, №№ 8-12 of the meeting's agenda is ensured by participation of shareholders possessing in the aggregate over 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company.
The quorum for passing the resolution on issue № 7 (Election of the members of the Company's Auditing committee) is ensured by participation of shareholders possessing in the aggregate over 50% of the total quantity of placed voting shares of the Company, excluding the voting shares acquired (redeemed) by the Company, and also the voting shares belonging to the members of the Board of directors or to persons holding posts in the Company's management bodies.
The quorum for passing the resolutions on all the issues of the agenda of the annual general meeting of shareholders of OJSC "VolgaTelecom" in the form of compresence is available.
2.4. The issues put for voting and the results of voting on them:
Issue №1: "Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year"
Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**169 279 728**	**81,08%**
Against	921	<0,01%
Abstain	21 968	0,01%

Issue №2: "On payment of dividends for 2004, the size, time and form of their payment on the shares of each category"

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**169 360 508**	**81,12%**
Against	5 205	<0,01%
Abstain	18 052	0,01%

Issue №3: "Introduction of changes and addenda to the Company's Charter"

3.1. To introduce changes and addenda to item 8.2. of article 8 of the Company's Charter.

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**41 565 157**	**19,91%**
Against	128 705 965	61,65%
Abstain	137 225	0,07%

3.2 To introduce changes and addenda to item 12.12. of article 12 of the Company's Charter.

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**170 349 594**	**81,60%**
Against	13 851	0,01%
Abstain	39 709	0,02%

3.3. To introduce changes and addenda to item 13.4. of article 13 of the Company's Charter.

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**170 353 064**	**81,60%**
Against	13 393	0,01%
Abstain	37 858	0,02%

3.4. To introduce changes and addenda to sub-item 34 of item 13.4. of article 13 of the Company's Charter.

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**156 385 195**	**74,91%**
Against	13 886 206	6,65%
Abstain	131 382	0,06%

3.5. To introduce changes and addenda to sub-item 36 of item 13.4. of article 13 of the Company's Charter.

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**142 798 591**	**68,40%**
Against	26 956 888	12,91%
Abstain	42 383	0,02%

3.6. To introduce changes and addenda to sub-item 39 of item 13.4. of article 13 of the Company's Charter.

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**170 220 030**	**81,54%**
Against	12 751	0,01%
Abstain	46 530	0,02%

3.7. To introduce changes and addenda to sub-item 40 of item 13.4. of article 13 of the Company's Charter.
Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**170 224 672**	**81,54%**
Against	**11 879**	**0,01%**
Abstain	**44 568**	**0,02%**

3.8. To introduce changes to item 13.4. of article 13. To consider sub-items 40, 41 of the Company's Charter to be sub-items 41, 42 correspondingly.
Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**170 203 568**	**81,53%**
Against	14 475	0,01%
Abstain	63 137	0,03%

3.9. To introduce changes and addenda to sub-item 2 of item 14.4. of article 14 of the Company's Charter.
Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**142 810 632**	**68,41%**
Against	27 415 851	13,13%
Abstain	55 149	0,03%

Issue №4: "Introduction of changes and addenda to the Provision on the Company's Board of directors"
Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**168 823 262**	**80,87%**
Against	14 531	0,01%
Abstain	137 113	0,07%

Issue №5: "Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company"

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**168 970 486**	**80,94%**
Against	5 348	0,00%
Abstain	138 264	0,07%

Issue № 6: "Election of the members of the Company's Board of directors"
Aggregate voting results:

№	**Candidate's surname, name and patronymic name**	**The number of "FOR" votes**
1.	Kuznetsov Sergey Ivanovich	**203 176 618**
2.	Belyaev Konstantin Vladimirovich	**199 090 525**
3.	Bobin Maxim Victorovich	**182 854 645**
4.	Grigorieva Alla Borisovna	**182 548 046**
5.	Andreev Vladimir Alexandrovich	**174 657 014**
6.	Degtyarev Valeryi Victorovich	**172 804 623**
7.	Chernogorodskyi Sergey Valerievich	**172 783 222**
8.	Bulancha Sergey Anatolievich	**172 777 699**
9.	Slizen Vitalyi Alexandrovich	**172 763 445**
10.	Fedorov Oleg Romanovich	**142 746 215**
11.	Kulikov Denis Victorovich	**75 662 847**
12.	Romskyi Georgyi Alexeevich	**2 496 356**
13.	Devyatkina Lyudmila Ivanovna	**2 165 875**
14.	Michael Haywood	**1 777 522**
15.	Chechelnitskyi Evgenyi Alexandrovich	**1 758 975**

Issue № 7: "Election of the members of the Company's Auditing committee"
Aggregate voting results:

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Golubitskyi Bogdan Ivanovich	**For**	**166 671 374**	**80,02 %**
	Against	7 733	<0,01 %
	Abstain	2 084 406	1,00 %
	Held invalid	176 116	0,08 %

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Zubova Tatiana Yurievna	**For**	**166 669 249**	**80,02 %**
	Against	8 355	<0,01 %
	Abstain	2 083 958	1,00 %
	Held invalid	178 067	0,09 %

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Kachurin Alexander Vladimirovich	**For**	**166 669 264**	**80,02 %**
	Against	9 807	<0,01 %
	Abstain	2 084 205	1,00 %
	Held invalid	176 353	0,08 %

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Koroleva Olga Grigorievna	**For**	**166 650 364**	**80,01 %**
	Against	7 279	<0,01 %
	Abstain	2 084 497	1,00 %
	Held invalid	197 489	0,09 %

Candidate's surname, name and patronymic name		*The number of votes*	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
Feoktistova Nataliya Vadimovna	**For**	**166 648 284**	**80,01 %**
	Against	8 438	<0,01 %
	Abstain	2 086 917	1,00 %
	Held invalid	195 990	0,09 %

Issue № 8: "Approval of the Company's auditor for 2005"

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**169 219 034**	**81,06%**
Against	9 559	<0,01%
Abstain	123 598	0,06%

Issue № 9: "Definition of the amount of remuneration to the members of the Company's Board of directors"

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**166 874 391**	**79,93%**
Against	423 565	0,20%
Abstain	2 045 161	0,98%

Issue №10: "On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership"

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**169 330 514**	**81,11%**
Against	4 021	<0,01%
Abstain	20 664	0,01%

Issue №11: "On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership"

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**169 085 812**	**80,99%**
Against	6 314	<0,01%
Abstain	21 556	0,01%

Issue №12: "On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership"

Aggregate voting results:

	The number of votes	The percentage of the number of votes of shareholders participating in the meeting and having the right of vote on this issue
For	**168 983 765**	**80,94%**
Against	105 680	0,05%
Abstain	25 120	0,01%

2.5. Wordings of resolutions passed by the general meeting.

On the first issue of the meeting's agenda the resolution was passed:

"To approve the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year".

On the second issue of the meeting's agenda the resolution was passed:

"To pay dividends for 2004:

- **on ordinary stock in the size of 1,3779 rubles per one share in money form starting from 15.07.2005 till 15.12.2005;**
- **on preferred stock in the size of 2,5082 rubles per one share in money form starting from 15.07.2005 till 15.12.2005".**

On the third issue of the meeting's agenda the resolution was passed:

On issue № 3.1: **"THE RESOLUTION WAS NOT PASSED".**

On issue № 3.2: **"To introduce changes and addenda to item 12.12. of article 12 of the Company's Charter".**

On issue № 3.3: **"To introduce changes and addenda to sub-item 16 of item 13.4. of article 13 of the Company's Charter".**

On issue № 3.4: **"THE RESOLUTION WAS NOT PASSED".**

On issue № 3.5: **"THE RESOLUTION WAS NOT PASSED".**

On issue № 3.6: **"To introduce changes and addenda to sub-item 39 of item 13.4. of article 13 of the Company's Charter".**

On issue № 3.7: **"To introduce changes and addenda to sub-item 40 of item 13.4. of article 13 of the Company's Charter".**

On issue № 3.8: **"To introduce changes to item 13.4. of article 13. To consider sub-items 40, 41 of the Company's Charter to be sub-items 41, 42 correspondingly".**

On issue № 3.9: **"THE RESOLUTION WAS NOT PASSED".**

On the fourth issue of the meeting's agenda the resolution was passed:
"To introduce changes and addenda to the Provision on the Company's Board of directors".
On the fifth issue of the meeting's agenda the resolution was passed:
"To introduce changes to the Provision on the procedure of holding a general meeting of stockholders of the Company".
On the sixth issue of the meeting's agenda the resolution was passed:
"To elect the members of the Company's Board of directors:
1. **Andreev Vladimir Alexandrovich**
2. **Belyaev Konstantin Vladimirovich**
3. **Bobin Maxim Victorovich**
4. **Bulancha Sergey Anatolievich**
5. **Grigorieva Alla Borisovna**
6. **Degtyarev Valeryi Victorovich**
7. **Kuznetsov Sergey Ivanovich**
8. **Kulikov Denis Victorovich**
9. **Slizen Vitalyi Alexandrovich**
10. **Fedorov Oleg Romanovich**
11. **Chernogorodskyi Sergey Valerievich"**

On the seventh issue of the meeting's agenda the resolution was passed:
"To elect the Company's Auditing committee with the structure:
1. Golubitskyi Bogdan Ivanovich
2. Zubova Tatiana Yurievna
3. Kachurin Alexander Vladimirovich
4. Koroleva Olga Grigorievna
5. Feoktistova Nataliya Vadimovna"
On the eighth issue of the meeting's agenda the resolution was passed:
"To approve LLC "Ernst & Young" as the Company's auditor for 2005".
On the ninth issue of the meeting's agenda the resolution was passed:
"To approve the following rates (percentage) of deductions for calculation of annual remuneration to the members of the Board of directors being elected at this annual general meeting of shareholders:
- **0,115 % (one hundred fifteen thousandth of percent) of the Company's EBITDA based on the data of accounting statement for 2005 in accordance with International Financial Reporting Standards;**
- **0,164 % (one hundred sixty four thousandth of percent) of the amount of the Company's net profit allocated for dividends payment based on the results of 2005".**

On the tenth issue of the meeting's agenda the resolution was passed:
"To terminate OJSC "VolgaTelecom" participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership".
On the eleventh issue of the meeting's agenda the resolution was passed:
"To terminate OJSC "VolgaTelecom" participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership".
On the twelfth issue of the meeting's agenda the resolution was passed:
"To terminate OJSC "VolgaTelecom" participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership".

3. Signature		
3.1. **General Director of OJSC "VolgaTelecom"**	____________ (signature)	**S.V. Omelchenko**
3.2. Date " 30 " June 20 05	LS	

V1-48.

COMMUNICATION ON
MATERIAL FACT
"THE DATA ON THE ISSUER'S REGISTER CLOSING DATES"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137-A***
The code of the material fact: ***0800137A26042005***
The address of the web site in the Internet used by the issuer for publication of communications about material facts: **http://www.vt.ru/?id=332**
The name of the periodical organ used by the issuer for publication of communications about material facts:
Annex to "FCSM Herald"
"Rossiiskaya gazeta"
Kind, category (type), series and other identification features of registered securities:
Ordinary, registered, paperless shares
Preferred, registered, paperless shares of A type
The purpose for which the list of registered securities owners is made up:
To hold the annual general meeting of shareholders
To pay dividends on the shares
The date on which the list of registered securities owners is being made up:
May 10, 2005 18-00 (local time)
The date of making up the minutes of the Board of directors meeting – the authorized body of the issuer's management when the decision on the date of making up the list of the issuer's registered securities owners was made:
26.04.2005.

Deputy to the General Director of
OJSC "VolgaTelecom" / L.I. Grigorieva /

Date: April 26, 2005 LS

RECEIVED

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: December 25, 2006.

The issuer's code: 00137-A

General Director
S.V. Omelchenko

LS

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The person ceased to be the Company's affiliated person due to the change of the Management board structure basing on the decision of the Board of directors*	*22.12.2006*	*25.12.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The share of ordinary stocks of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Ganeeva Alla Albertovna	*Moscow*	*The person is a member of collegial executive body of the joint-stock company*	*31.07.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The share of ordinary stocks of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Kormilitsyna Lyudmila Alexeevna	*Moscow*	*The person is a member of collegial executive body of the joint-stock company*	*31.07.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
2.	*The person is the Company's affiliated person due to the change of the Management board structure basing on the decision of the Board of directors*	*22.12.2006*	*25.12.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name	Location of an entity or place of residence of a	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground	Participation share of affiliated person/entity in the charter	The share of ordinary stocks of the joint-stock company that

and patronymic name of an affiliated person	natural person		(grounds) occurrence	capital of the joint-stock company	belongs to affiliated person/entity
2	3	4	5	6	7
---	---	*The person is a member of collegial executive body of the joint-stock company*	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ulyanov Vladimir Vasilievich	Nizhny Novgorod oblast, Vyksa town	*The person is a member of collegial executive body of the joint-stock company*	*22.12.2006*	---	---

RECEIVED
2007 JUN 17 P 12:24

CHANGES INTRODUCED TO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

On the date: December 4, 2006.

The issuer's code: 00137-A

General Director
Omelchenko S.V.

LS

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*11.06.2006*	*04.12.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "RusLeasingSvyaz"	*119991, GSP-1, Moscow, 2-d Spasonalivkovskyi pereulok, 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*29.05.1997*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
2.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*30.09.2006*	*04.12.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Informteck"	*98600, Ukraine, Autonomous republic of Crimea, Yalta town, Sokhan str., 7*	*The entity belongs to the group of entities to which the joint stock company belongs*	*05.11.1997*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
3.	*The entity is an affiliated entity due to joining a group of entities to which the Company belongs*	*19.09.2006*	*04.12.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Parma-Inform"	*167982, Russia, Komi Republic, Syktyvkar town, Internatsionalnaya str., 160*	*The entity belongs to the group of entities to which the joint stock company belongs*	*19.09.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
4.	*The change of location of the affiliated entity*	*30.09.2006*	*04.12.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Telephonnaya kompaniya – Ural"	*620134, Ekaterinburg city, Druzhininskaya str., 48 a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*31.03.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Telephonnaya kompaniya – Ural"	*620090, Ekaterinburg city, Tekhicheskaya str., 18 б*	*The entity belongs to the group of entities to which the joint stock company belongs*	*31.03.2005*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Yeniseitelecom"	*660017, Krasnoyarsk city, Mira avenue, 102*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.11.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Yeniseitelecom"	*660020, Krasnoyarsk city, Kachinskaya str., 20*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.11.2002*	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Open Joint Stock Company "Regional information networks"	*630102, Novosibirsk city, Kirov str., 86, room 304 a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*29.12.2000*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company "Regional information networks"	*630099, Novosibirsk city, Trudovaya str., 1*	*The entity belongs to the group of entities to which the joint stock company belongs*	*29.12.2000*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
5.	*Update of ZIP code of the location of affiliated entity*	*30.09.2006*	*04.12.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Permtelecom"	*614000, Perm city, Podlesnaya str., 45*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Permtelecom"	*614097, Perm city, Podlesnaya str., 45*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of October 9, 2006.

The issuer's code: 00137-A

Acting General Director of OJSC "VolgaTelecom" LS
M.V. Dyakonov

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity ceased to be the company's affiliated person/entity due to its liquidation.*	*06.10.2006*	*09.10.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "TeleSvyazInform"	*430000, Saransk town, Bolshevistskaya str., 13*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

THE LIST OF AFFILIATED PERSONS AND ENTITIES
OF OPEN JOINT STOCK COMPANY
"VOLGATELECOM"

The issuer's code: 00137 – A

As of 30 09 2006

The issuer's location: **Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi**

The information contained in this list of affiliated persons and entities is subject to disclosure in accordance with legislation of Russian Federation on securities

The address of the web site in the Internet: http://www.vt.ru

First Deputy to the General Director for economics and finances
Of OJSC "VolgaTelecom" ____________ D.V. Pozdnyakov
(signature)
Date " 25 " October 2006 LS

The issuer's codes	
TIN	5260901817
NRN	1025203014781

I. The structure of affiliated persons and entities as of

3	0		0	9		2	0	0	6

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
1.	2.	3.	4.	5.	6.	7.
1.	*Omelchenko Sergey Valerievich*	*Nizhny Novgorod city*	*The person exercises the authority of the single executive body of the joint-stock company* *The person is a member of the collegiate executive body of the joint-stock company* *The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.04.2005* *31.07.2006* *26.06.2006*	---	---
2.	*Andreev Vladimir Alexandrovich*	*Samara city*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---

3.	*Bulancha Sergey Anatolievich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
4.	*Grigorieva Alla Borisovna*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	*0,00061%*	---
5.	*Degtyarev Valeryi Victorovich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
6.	*Enin Evgenyi Petrovich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
7.	*Kuznetsov Sergey Ivanovich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
8.	*Morozov Andrey Vladimirovich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
9.	*Savchenko Victor Dmitrievich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
10.	*Fedorov Oleg Romanovich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
11.	*Chernogorodskyi Sergey Valerievich*	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*26.06.2006*	---	---
12.	*Astakhova Svetlana Leonidovna*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---
13.	*Ganeeva Alla Albertovna*	*Moscow*	*The person is a member of*			

			the collegiate executive body of the joint-stock company	*31.07.2006*	---	---
14.	***Dyakonov Mikhail Vasilievich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	*31.07.2006*	---	---
15.	***Ershov Oleg Vladimirovich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	*31.07.2006*		
16.	***Ketkov Alexander Yulievich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	*31.07.2006*		
17.	***Kormilitsyna Lyudmila Alexeevna***	***Moscow***	***The person is a member of the collegiate executive body of the joint-stock company***	*31.07.2006*	---	---
18.	***Petrov Mikhail Victorovich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	*31.07.2006*	---	---
19.	***Pozdnyakov Denis Vyacheslavovich***	***Saint-Petersburg***	***The person is a member of the collegiate executive body of the joint-stock company***	*31.07.2006*	---	---
20.	***Popkov Nikolai Ivanovich***	***Nizhny Novgorod city***	***The person is a member of the collegiate executive body of the joint-stock company***	*31.07.2006*	---	---
21.	***Open Joint Stock Company "Investment communication company"***	***Moscow, Pluyshchikha str., 55, building 2***	***The entity is entitled to dispose of more than 20% of the Company's voting shares*** ***The entity belongs to the same group of entities to which the joint-stock company belongs***	*10.10.1995*	*38,003539%*	*50,670388%*
22.	***Closed Joint Stock Company***	***426057, Izhevsk city, Lenin***	***The joint-stock company is***			

	"Commercial bank "C – Bank"	*str., 6*	*entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	*0,001439%*	*0,001919%*
23.	*Closed Joint Stock Company "Narodnyi telephone Saratov"*	*410600, Saratov city, Kiselev str., 40*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
24.	*Closed Joint Stock Company "Nizhegorodskaya cellular communication"*	*603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*30.03.1995*	---	---
25.	*Closed Joint Stock Company "Nizhegorodskyi radiophone"*	*603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*26.08.1999*	---	---
26.	*Closed Joint Stock Company "Nizhegorodteleservice"*	*603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*26.02.1997*	---	---
27.	*Closed Joint Stock Company "Orenburg – GSM"*	*460000, Orenburg city, Volodarsky str., 11*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at*	*01.12.2002*	---	---

			the stocks (investments, shares) making up the charter (reserve) capital of this entity			
28.	***Closed Joint Stock Company "Penza – Mobile"***	***RF, 440606, Penza city, Kuprin str., 1/3***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
29.	***Closed Joint Stock Company "Samara – Telecom"***	***443001, Samara city, Polevaya str., 43***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
30.	***Closed Joint Stock Company "Saratov – Mobile"***	***RF, 410012, Saratov city, Kiselev str., 40***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
31.	***Closed Joint Stock Company "TeleSvyazInform"***	***430000, Saransk town, Bolshevistskaya str., 13***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
32.	***Closed Joint Stock Company "Transsviyaz"***	***603035, Nizhny Novgorod city, Chaadaev str., 2***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of***	***03.06.1997***	---	---

			this entity			
33.	Closed Joint Stock Company "Ulyanovsk – GSM"	432980, Ulyanovsk city, L.Tolstoy str., 60	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002	---	---
34.	Closed Joint Stock Company "Chuvashiya Mobile"	RF, Chuvash Republic, 428018, Cheboksary town, K.Ivanov str., 83	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002	---	---
35.	Closed Joint Stock Company "Chery Page"	428018, Cheboksary town, K.Ivanov str., 83	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002	---	—
36.	Limited Liability Company "Agrofirm "REANTA"	424000, Yoshkar-Ola town, Chavaina blvd., 11 a	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002	---	---
37.	Limited Liability Company "VYATKASVYAZSERVICE"	610000, Russia, Kirov city, Drelevsky str., 43/1,	The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity	01.12.2002	---	---
38.	Open Joint Stock Company	460018, Orenburg city,	The joint-stock company is			

	"Informational commercial networks "OMRIX"	*Tereshkova str., 10*	*entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
39.	*Open Joint Stock Company "TATINCOM – T"*	*420140, The Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*13.10.2003*	---	---
40.	*Closed Joint Stock Company "Erickson svyaz"*	*603009, Nizhny Novgorod city, Gagarin avenue 37*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*25.05.1998*	---	---
41.	*Closed Joint Stock Company "Digital telecommunications"*	*428031, Cheboksary town, Shumilov str., 20*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	*0,000558%*	---
42.	*Closed Joint Stock Company "RTCOM"*	*430031, Saransk town, Kosarev str., 15*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks making up the charter capital of this entity*	*09.03.2005*	---	---
43.	*Limited Liability Company "Nizhegorodskyi Teleservice"*	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments,*	*13.07.2005*	---	---

			shares) making up the charter (reserve) capital of this entity			
44.	*Open Joint Stock Company of DLD&ILD "Rostelecom"*	*RF, 191002, Saint Petersburg, Dostoevsky str., 15*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.05.1997*	---	---
45.	*Open Joint Stock Company "Central Telecommunication Company"*	*141400, Moscow's oblast, Khimki town, Proletarskaya str., 23*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
46.	*Open Joint Stock Company "North Western Telecom"*	*191186, St.Petersburg, Gorokhovaya str., 14/26*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
47.	*Open Joint Stock Company "Southern Telecommunication Company"*	*350000, Krasnodar city, Karasunskaya str., 66*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
48.	*Open Joint Stock Company "Uralsvyazinform"*	*620014, Russia, Yekaterinburg city, Moskovskaya str., 11*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
49.	*Open Joint Stock Company "SibirTelecom"*	*630099, Novosibirsk city, M.Gorky str., 53*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
50.	*Open Joint Stock Company "Dalnevostochnaya Communication Company" ("Dalsvyaz")*	*690950, Vladivostok city, Svetlanskaya str., 57*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
51.	*Open Joint Stock Company of communication and informatics of the Republic of Dagestan*	*367000, Makhachkala town, Rasul Gamzatov avenue, 3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
52.	*Closed Joint Stock Company "Mobile telecommunications"*	*119121, RF, Moscow, Pluyshchikha str.,55, building 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*15.09.1998*	---	---
53.	*Open Joint Stock Company "Central Telegraph"*	*125375, RF, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which*	*30.05.1997*	---	---

			the joint-stock company belongs			
54.	*Open Joint Stock Company "Giprosvyaz"*	*123298, Moscow, 3-rd Khoroshevskaya str., 11*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.05.1997*	---	---
55.	*Limited Liability Company Private security business "Rostelecom-bezopasnost"*	*127486, Moscow, Deguninskaya str., 2, building 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*29.07.2002*	---	---
56.	*Closed Joint Stock Company "RusLeasingSvyaz"*	*119991, GSP-1, Moscow, 2-nd Spasonalivkovskyi pereulok, 6*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*29.05.1997*	---	---
57.	*Closed Joint Stock Company "Startcom"*	*117909, Moscow, GSP-1, 2-nd Spasonalivkovskyi pereulok, 6*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*20.08.1998*	---	---
58.	*Closed joint Stock Company "FK-Svyaz"*	*109316, Moscow, Volgogradskyi avenue 14*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*15.07.1998*	*0,000974%*	*0,001299%*
59.	*Open Joint Stock Company "Kostromskaya city's telephone network"*	*156026, Kostroma town, Gagarin str., 6*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	*0,000305%*	*0,000407%*
60.	*Open Joint Stock Company "Moskovskaya city's telephone network"*	*103051, Moscow, Petrovskyi blvd., 12, building 3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
61.	*Closed Joint Stock Company "Insurance company of the trade union of communication industry employees "Costars"*	*129278, Moscow, Pavel Korchagin str., 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
62.	*Subsidiary closed joint stock company "Armavirskyi plant of communication"*	*352903, Krasnodar Territory, Armavir town, Urupskaya str., 1-a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*11.03.1999*	---	---
63.	*Closed Joint Stock Company "Joint stock commercial*	*614096, Perm city, Lenin str., 68*	*The entity belongs to the group of entities to which*			

	industrial bank of communication facilities and informatics development "Pochtobank"		*the joint-stock company belongs*	*30.04.1998*	---	---
64.	*Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"*	*656049, Barnaul town, Internatsionalnaya str.,74*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
65.	*Closed Joint Stock Company "Altel"*	*656099, Barnaul town, Lenin avenue, 54 B*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
66.	*Closed Joint Stock Company "Baikalvestcom"*	*664005, Irkutsk city, 2-nd Zheleznodorozhnaya str., 68*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
67.	*Closed Joint Stock Company "Vestelcom"*	*127018, Moscow, Sushchevskyi val str., 26*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.2002*	---	---
68.	*Closed Joint Stock Company "Vladimir – Teleservice"*	*600017, Vladimir city, Gorokhovaya str., 20*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
69.	*Closed Joint Stock Company "Globalstar Space telecommunications"*	*147427, Moscow, Dubovaya Roshcha str., 25, building 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*20.09.1996*	---	---
70.	*Closed Joint Stock Company "Yeniseitelecom"*	*660017, Krasnoyarsk city, Mira avenue, 102*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
71.	*Closed Joint Stock Company "SteC GSM"*	*650099, Kemerovo city, Sovetskyi avenue, 61*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
72.	*Limited Liability Company "Novgorod Datacom"*	*173526, Velikiy Novgorod town, Pankovka, Industrialnaya str., 22*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*15.06.2005*	---	---
73.	*Limited Liability Company*	*614000, Perm city,*	*The entity belongs to the*			

	"Permtelecom"	***Podlesnaya str., 45***	***group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
74.	***Closed Joint Stock Company "Region-network"***	***630099, Novosibirsk city, Dobrolyubov str., 12***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***29.12.2000***	---	---
75.	***Closed Joint Stock Company "Rostelegraph"***	***103375, Moscow, Tverskaya str., 7***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
76.	***Closed Joint Stock Company "RTK-Center"***	***107078, Moscow, Kalanchevskaya str., 15 a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***14.05.1997***	---	---
77.	***Open Joint Stock Company "NGTS-Page"***	***630078, Novosibirsk city, Vystavochnaya str., 15/3***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***29.12.2000***	---	---
78.	***Open Joint Stock Company "Regional information networks"***	***630102, Novosibirsk city, Kirov str., 86, room 304 a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***29.12.2000***	---	---
79.	***Open Joint Stock Company "Stavtelecom" after V.I. Kuzminov***	***355035, Stavropol city, October Revolution avenue, 10/12***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
80.	***Closed Joint Stock Company "Telecom" of Ryazan oblast***	***390006, Ryazan town, Svobody str., 36***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
81.	***Closed Joint Stock Company "AMT"***	***191186, Saint-Petersburg, B.Morskaya str., 24, room 235***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***26.12.2001***	---	---
82.	***Limited Liability Company "Bona"***	***163061, Arkhangelsk town, Troitskyi avenue 45***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***21.11.2001***	---	---
83.	***Limited Liability Company "Vladimirskyi payphone"***	***620014, Vladimir town, Stroiteley avenue, 32 a***	***The entity belongs to the group of entities to which***	***30.11.2002***	---	---

			the joint-stock company belongs			
84.	*Limited Liability Company "Informteck"*	*98600, Ukraine, Autonomous Republic of Crimea, Yalta town, Sokhan str., 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*05.11.1997*	---	---
85.	*Limited Liability Company "MobilCom"*	*600017, Vladimir town, Mira str., 17*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
86.	*Closed Joint Stock Company "Teleport Ivanovo"*	*153032, Ivanovo town, Tashkentskaya str., 90*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*27.06.2005*	---	---
87.	*Limited Liability Company "Telecom-Stroi"*	*153017, Ivanovo town, 2-nd Minskyi pereulok, 6*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
88.	*Limited Liability Company "Telecom-Terminal"*	*153000, Ivanovo town, Lenin avenue, 13*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
89.	*Limited Liability Company "Ural Inform TV"*	*614060, Perm city, Krupskaya str., 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
90.	*Limited Liability Company "Factorial-99"*	*344082, Rostov-on-Don city, Bratskyi pereulok, 47*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*06.11.1997*	---	---
91.	*Non-commercial partnership "Center of investigation of telecommunications development problems"*	*119121, Moscow, Pluyshchikha str., 55, building 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*2002*	---	---
92.	*Limited Liability Company "Artelecom-service"*	*163071, Arkhangelsk town , Priorov proezd, 4*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*21.11.2001*	---	---
93.	*Limited Liability Company "Svyaz-Service-Irga"*	*390046, RF, Ryazan town, Esenin str., 21*	*The entity belongs to the group of entities to which*	*30.11.2002*	---	---

			the joint-stock company belongs			
94.	*Limited Liability Company Private security business "Zashchita"*	*400005, Volgograd city, Sovetskaya str., 47/1*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*11.03.2002*	---	---
95.	*Limited Liability Company "Intmashservice"*	*400131, Volgograd city, Golubinskaya str., 8*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*23.04.1997*	---	---
96.	*Closed Joint Stock Company "Tsentel"*	*125375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.03.1998*	---	---
97.	*Closed Joint Stock Company "Open communications"*	*125375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*07.08.2000*	---	---
98.	*Closed Joint Stock Company "Incom"*	*121021, Moscow, Zubovskyi blvd., 27/26, building 3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*28.08.2000*	---	---
99.	*Closed Joint Stock Company "Telecomcity"*	*103091, Moscow, Delegatskaya str., 5*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*03.06.1997*	---	---
100.	*Closed Joint Stock Company "Moscow's center of new telecommunication technologies"*	*121002, Moscow, Arbat str., 46*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*09.10.2002*	---	---
101.	*Limited Liability Company "Holiday hotel "Malakhit"*	*334200, Ukraine, Autonomous republic of Crimea, Yalta town, Shcherbak str., 15*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*28.08.2000*	---	---
102.	*Limited Liability Company "South-Giprosvyaz"*	*350062, Krasnodar city, Gagarin str., 67*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*24.12.2002*	---	---
103.	*Limited Liability Company "SvyazProektService"*	*123298, Moscow, 3-rd Khoroshevskaya str., 11*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*19.04.1999*	---	---

104.	*Limited Liability Company "Giprosvyaz-Consulting"*	*123298, Moscow, 3-rd Khoroshevskaya str., 11*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*11.03.1999*	---	---
105.	*Closed Joint Stock Company "CenterTelecom Service"*	*141400, Moscow oblast, Khimki town, Proletarskaya str., 23, room 101*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*01.04.2003*	---	---
106.	*Open Joint Stock Company "Russian telecommunications network"*	*101000, Moscow, Maroseika str., 2/15*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*02.03.2004*	---	---
107.	*Open Joint Stock Company "Joint stock company of telephone communication development "Mobiltelecom"*	*670000, Ulan-Ude town, Sukhe-Bator str., 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.06.2004*	--	---
108.	*Open Joint Stock Company "Health complex "Orbita"*	*352840, Krasnodar territory, Tuapse district, Village Olginka*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*18.12.2000*		
109.	*Limited Liability Company "RSU-Telecom"*	*198095, Saint-Petersburg, Stachek blvd., 18, building 2, letter Б*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*25.11.2003*	---	---
110.	*Limited Liability Company "RPK Svyazist"*	*Lenindgadskaya oblast, Priozernyi district, settlement Petrovskoe*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.11.2003*	---	---
111.	*Closed Joint Stock Company "IK "Svyaz"*	*Komi Republic, Syktyvkar town, Lenin str., 60*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*01.10.2004*	---	---
112.	*Limited Liability Company "Giprosvyaz-Siberia"*	*630099, Novosibirsk city, Gorky str., 53*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.01.2004*	---	---
113.	*Limited Liability Company "STC-Finance"*	*350000, Krasnodar city, Karasunskaya str., 66*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*19.03.2003*	---	---
114.	*Closed Joint Stock Company*	*672090, Chita town,*	*The entity belongs to the*			

	"Chita NET"	***Tchaikovsky str., 22***	***group of entities to which the joint-stock company belongs***	***25.08.2004***	---	---
115.	***Limited Liability Company "Parma Paging"***	***Komi Republic, Syktyvkar town, Kommunisticheskaya str., 31***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***16.07.2004***	---	---
116.	***Limited Liability Company "TO Aktsept"***	***350020, Krasnodar city, Kommunarov str., 235***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.09.2004***	---	---
117.	***Limited Liability Company "Twer-Telecom"***	***170000, Twer town, Novotorzhskaya str., 24***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***31.12.2004***	---	---
118.	***Limited Liability Company "NWT-Finance"***	***191186, Saint-Petersburg, Bolshaya Morskaya str., 26, office 422***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***11.10.2004***	---	---
119.	***Closed Joint Stock Company TRC "Photon"***	***350001, Krasnodar city, Zheleznodorozhnaya str., 30***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***01.10.2004***	---	---
120.	***Closed Joint Stock Company "Telephone company – Ural"***	***620134, Yekaterinburg city, Druzhininskaya str., 48 a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***31.03.2005***	---	---
121.	***Limited Liability Company "Giprosvyaz – North-West"***	***197110, Saint Petersburg, Konstantinovskyi avenue, 11 a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***01.02.2005***	---	---
122.	***Closed Joint Stock Company "Association Channel TV"***	***454126, Chelyabinsk city, Vitebskaya str., 4***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***03.06.2005***	---	---
123.	***Limited Liability Company "Wireless information technologies"***	***Yuzhno-Sakhalinsk town, Lenin str., 220***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.06.2005***	---	---
124.	***Closed Joint Stock Company "Integrator. ru"***	***690950, Vladivostok city, Svetlanskaya str., 57***	***The entity belongs to the group of entities to which***	***30.06.2005***	---	---

			the joint-stock company belongs			
125.	***Open Joint Stock Company "Information technologies of communication" ("Svyazintek")***	***119121, Moscow, Pluyshchikha str., 55, building 2***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.06.2005***	---	---
126.	***Open Joint Stock Company "National payphone network"***	***119121, Moscow, Pluyshchikha str., 55, building 22***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.09.2005***	---	---
127.	***Closed Joint Stock Company "Sakhalinugol-Telecom"***	***693000, Yuzhno-Sakhalinsk town, Karl Marx str., 32***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.09.2005***	---	---
128.	***Closed Joint Stock Company "ATC"***	***170000, Twer town, Novotorzhskaya str., 22 a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***21.11.2005***	---	---
129.	***Closed Joint Stock Company "Yugsvyazstroi"***	***350040, Krasnodar city, Aivazovsky str., 110/1***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***24.01.2001***	---	---
130.	***Open Joint Stock Company "A-svyaz"***	***675000, Blagoveshchensk town, Shevchenko str., 7***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***23.06.2006***	---	---
131.	***Closed Joint Stock Company "ATC-32"***	***664002, Irkutsk city, Mira str., 94***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***27.06.2006***	---	---
132.	***Closed Joint Stock Company "Zebra Telecom"***	***103051, Moscow, Trubnaya str., 24, building 3***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***14.06.2006***		
133.	***Closed Joint Stock Company "Globus-Telecom"***	***127018, Moscow, Obraztsov str., 38***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***04.04.2006***		
134.	***Limited Liability Company "Telecomcenter"***	***127550, Moscow, Dmitrovskoe shosse, 33, building 4***	***The entity belongs to the group of entities to which the joint-stock company***	***26.04.2006***		

			belongs			

II. Changes that occurred in the list of affiliated persons and entities for the period

from | 0 | 1 | | 0 | 7 | | 2 | 0 | 0 | 6 | **to** | 3 | 0 | | 0 | 9 | | 2 | 0 | 0 | 6 |

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
1.	*Termination of authorities of the members of the Company's Management board*	*30.07.2006*	*31.07.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Astakhova Svetlana		*The person is a member of the*			

Leonidovna	*Nizhny Novgorod city*	*collegiate executive body of the joint-stock company*	*06.10.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Ganeeva Alla Albertovna	*Moscow*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Dyakonov Mikhail Vasilievich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

5. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Kormilitsyna Lyudmila Alexeevna	*Moscow*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

6. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Petrov Mikhail Victorovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*06.10.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

7. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Pozdnyakov Denis Vyacheslavovich	*Saint Petersburg*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

8. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Popkov Nikolai Ivanovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
2.	*Formation of new structure of Management board on the basis of the decision of the Board of directors.*	*31.07.2006*	*01.08.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Astakhova Svetlana Leonidovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ganeeva Alla Albertovna	*Moscow*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Dyakonov Mikhail Vasilievich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

5. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ershov Oleg Vladimirovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

6. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ketkov Alexander Yulievich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the*	*31.07.2006*	---	---

		joint-stock company			

7. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kormilitsyna Lyudmila Alexeevna	*Moscow*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

8. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Petrov Mikhail Victorovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

9. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Pozdnyakov Denis Vyacheslavovich	*Saint Petersburg*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

10. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Popkov Nikolai Ivanovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
3.	*Change of the Company's participation share in the charter capital of affiliated entity*	*11.08.2006*	*14.08.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Transsvyaz"	*RF, 603035, Nizhny Novgorod city, Chaadaev str., 2*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*03.06.1997*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Transsvyaz"	*RF, 603035, Nizhny Novgorod city, Chaadaev str., 2*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*03.06.1997*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company Nizhegorodteleservice"	*RF, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*26.02.1997*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company Nizhegorodteleservice"	*RF, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*26.02.1997*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
4.	*The entity ceased to be affiliated entity due to its liquidation*	*29.08.2006*	*30.08.2006*

Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Izhcom"	*RF, 426000, Izhevsk city, Pushkinskaya str., 278*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes*	*01.12.2002*	---	---

		falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity			

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
5.	*The entity ceased to be affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*28.04.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Svyazinformcomplect"	*454087, Chelyabinsk city, Darwin str., 4a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.09.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
6.	*The entity ceased to be affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*06.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Center of introduction of specialized systems"	*454000, Chelyabinsk city, Kirov str., 161*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.09.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
7.	*The entity ceased to be affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*07.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7

Limited Liability Company "Vlad Page"	*600017, Vladimir town, Gorky str., 42*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
8.	*The entity ceased to be affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*29.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Telebarents"	*185014, Petrozavodsk town, Parkovaya str., 37*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.07.1996*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
9.	*The entity is an affiliated entity due to joining the group of entities to which the Company belongs*	*26.04.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Telecomcenter"	*127550, Moscow, Dmitrovskoe shosse, 33, building 4*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.04.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
10.	*The entity is an affiliated entity due to joining the group of entities to which the Company belongs*	*14.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Zebra Telecom"	*103051, Moscow, Trubnaya str., 24, building 3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*14.06.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
11.	*The entity is an affiliated entity due to joining the group of entities to which the Company belongs*	*14.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Globus-Telecom"	*127018, Moscow, Obraztsov str., 38*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*04.04.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
12.	*The entity is an affiliated entity due to joining the group of entities to which the Company belongs*	*23.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company "A-svyaz"	*675000, Blagoveshchensk town, Shevchenko str., 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*23.06.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
13.	*The entity is an affiliated entity due to joining the group of entities to which the Company belongs*	*27.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "ATC-32"	*664002, Irkutsk city, Mira str., 94*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*27.06.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
14.	*Change of location of the affiliated entity*	*21.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Open Joint Stock Company of communication and informatics of the Republic of Dagestan	*367000, the Republic of Dagestan, Makhachkala town, Lenin square, 3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company of communication and informatics of the Republic of Dagestan	*367000, Makhachkala town, Rasul Gamzatov avenue, 3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
15.	*Change of location of the affiliated entity*	*24.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Open Joint Stock Company of DLD & ILD "Rostelecom"	*127091,Moscow, Delegatskaya str., 5*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.05.1997*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company of DLD & ILD "Rostelecom"	*RF, 191002, Saint Petersburg, Dostoevsky str., 15*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.05.1997*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
16.	*Update of affiliated entity's location*	*30.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Open Joint Stock Company "North-West Telecom"	*191186, Saint Petersburg, Gorokhovaya str., 14/26 (B.Morskaya str., 26)*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company "North-West Telecom"	*191186, Saint Petersburg, Gorokhovaya str., 14/26*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
17.	*Change of the Company's participation share in the charter capital of affiliated entity, update of location*	*18.09.2006*	*18.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Saratov-Mobile"	*410600, Saratov city, Kiselev str., 40*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Saratov-Mobile"	*RF, 410012, Saratov city, Kiselev str., 40*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Penza-Mobile"	*440606, Penza city, Kuprin str., 1/3*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Penza-Mobile"	*RF, 440606, Penza city, Kuprin str., 1/3*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
18.	*Change of the Company's participation share in the charter capital of affiliated entity, update of location*	*18.09.2006*	*19.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Chuvashiya-Mobile"	*428018, Cheboksary town, K.Ivanov str., 83*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Chuvashiya-Mobile"	*RF, Chuvash Republic, 428018, Cheboksary town, K.Ivanov str., 83*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of September 19, 2006.

The issuer's code: 00137-A

Acting General Director
D.V. Pozdnyakov

LS

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*Change of the Company's participation share in the charter capital of the affiliated entity, update of location.*	*18.09.2006*	*19.09.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "Chuvashiya – Mobile"	*428018, Cheboksary town, K.Ivanov street, 83*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Chuvashiya – Mobile"	*RF, Chuvash Republic, 428018, Cheboksary town, K.Ivanov street, 83*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

VII - 6

RECEIVED
2007 JUN 17 P 12:24

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of September 18, 2006.

The issuer's code: 00137-A

Acting General Director
O.V. Ershov

LS

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*Change of the Company's participation share in the charter capital of the affiliated entity, update of location.*	*18.09.2006*	*18.09.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "Saratov – Mobile"	*410600, Saratov city, Kiselev street, 40*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002.*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Saratov – Mobile"	*RF, 410012, Saratov city, Kiselev street, 40*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002.*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Penza Mobile"	*440606, Penza city, Kuprin street, 1/3*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002.*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Penza Mobile"	*RF, 440606, Penza city, Kuprin street, 1/3*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002.*	---	---

CHANGES INTRODUCED TO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: September 13, 2006.

The Issuer's code: 00137-A

Acting General Director
Pozdnyakov D.V.

LS

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs.*	*28.04.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "Svyazinformcomplect"	*454087, Chelyabinsk city, Darwin str., 4a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.09.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
2.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs.*	*06.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Center of implementation of task-oriented systems"	*454000, Chelyabinsk city, Kirov str., 161*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.09.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
3.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs.*	*07.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7

Limited Liability Company "Vlad Page"	*600017, Vladimir city, Gorky str., 42*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.11.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
4.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs.*	*29.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Telebarents"	*185014, Petrozavodsk city, Parkovaya str., 37*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.07.1996*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
5.	*The entity is an affiliated entity due to joining the group of entities to which the Company belongs.*	*26.04.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Telecomcenter"	*127550, Moscow, Dmitrovskoe shosse, 33, structure 4*	*The entity belongs to the group of entities to which the joint stock company belongs*	*26.04.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
6.	*The entity is an affiliated entity due to joining the group of entities to which the Company belongs.*	*14.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7

Closed Joint Stock Company "Zebra Telecom"	*103051, Moscow, Trubnaya str., 24, structure 3*	*The entity belongs to the group of entities to which the joint stock company belongs*	*14.06.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
7.	*The entity is an affiliated entity due to joining the group of entities to which the Company belongs.*	*14.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Globus-Telecom"	*127018, Moscow, Obraztsov str., 38*	*The entity belongs to the group of entities to which the joint stock company belongs*	*04.04.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
8.	*The entity is an affiliated entity due to joining the group of entities to which the Company belongs.*	*23.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company "A-svyaz"	*675000, Blagoveshchensk city, Shevchenko str., 7*	*The entity belongs to the group of entities to which the joint stock company belongs*	*23.06.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
9.	*The entity is an affiliated entity due to joining the group of entities to which the Company belongs.*	*27.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "ATC-32"	*664002, Irkutsk city, Mira str., 94*	*The entity belongs to the group of entities to which the joint stock company belongs*	*27.06.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
10.	*Change of location of the affiliated entity.*	*21.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Open Joint Stock Company of communication and informatics of the Republic of Dagestan	*367000, the Republic of Dagestan, Makhachkala town, Lenin square, 3*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company of communication and informatics of the Republic of Dagestan	*367000, Makhachkala town, Rasul Gamzatov avenue, 3*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
11.	*Change of location of the affiliated entity.*	*24.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Open Joint Stock Company of DLD & ILD communication "Rostelecom"	*127091, Moscow, Delegatskaya str., 5*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.05.1997*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company of DLD & ILD communication "Rostelecom"	*RF, 191002, Saint-Petersburg, Dostoevsky str., 15*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.05.1997*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
12.	*Location update of the affiliated entity.*	*30.06.2006*	*13.09.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Open Joint Stock Company "North-West Telecom"	*191186, Saint-Petersburg, Gorokhovaya str., 14/26 (B.Morskaya str., 26)*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company "North-West Telecom"	*191186, Saint-Petersburg, Gorokhovaya str., 14/26*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---

RECEIVED
2007 JUN 17 P 12:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: August 30, 2006.

The issuer's code: 00137-A

First deputy to the General Director of the joint-stock company for economics and finances LS
Pozdnyakov D.V.

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity ceased to be the company's affiliated person/entity due to its liquidation.*	*29.08.2006*	*30.08.2006*

Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "Izhcom"	*RF, 426000, Izhevsk city, Pushkinskaya str., 278*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this entity*	***01.12.2002***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

VII - 9

RECEIVED
2007 JUL 17 P 12:24

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: August 14, 2006.

The issuer's code: 00137-A

First deputy to the General Director of the joint-stock company for economics and finances LS
D.V. Pozdnyakov

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*Change of the Company's participation share in the charter capital of the affiliated entity*	*11.08.2006*	*14.08.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "Transsvyaz"	*RF, 603035, Nizhny Novgorod city, Chaadaev str., 2*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*03.06.1997*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Transsvyaz"	*RF, 603035, Nizhny Novgorod city, Chaadaev str., 2*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*03.06.1997*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Nizhegorodteleservice"	*RF, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*26.02.1997*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Nizhegorodteleservice"	*RF, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*26.02.1997*	---	---

VII - 10

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: August 01, 2006.

The issuer's code: 00137-A

General Director
S.V.Omelchenko

LS.

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*Formation of new Management board structure on the basis of the Board of directors' resolution*	*31.07.2006*	*01.08.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Astakhova Svetlana Leonidovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ganeeva Alla Albertovna	*Moscow*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Dyakonov Mikhail Vasilievich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

5. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ershov Oleg Vladimirovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

6. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ketkov Alexander Yulievich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

7. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kormilitsyna Lyudmila Alexeevna	*Moscow*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

8. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7

Petrov Mikhail Victorovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

9. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Pozdnyakov Denis Vyacheslavovich	*Saint-Petersburg*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

10. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Popkov Nikolai Ivanovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*31.07.2006*	---	---

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: July 31, 2006.

The issuer's code: 00137-A

General Director
S.V.Omelchenko

LS.

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*Termination of the Company's Management board members authority*	*30.07.2006*	*31.07.2006*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Astakhova Svetlana Leonidovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*06.10.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Ganeeva Alla Albertovna	*Moscow*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Dyakonov Mikhail Vasilievich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

5. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Kormilitsyna Lyudmila Alexeevna	*Moscow*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

6. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Petrov Mikhail Victorovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*06.10.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

7. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Pozdnyakov Denis Vyacheslavovich	*Saint-Petersburg*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

8. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Popkov Nikolai Ivanovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

THE LIST OF AFFILIATED PERSONS AND ENTITIES

OF OPEN JOINT STOCK COMPANY

"VOLGATELECOM"

The issuer's code: 00137 – A

As of 30 06 2006

The issuer's location: **Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi**

The information contained in this list of affiliated persons and entities is subject to disclosure in accordance with legislation of Russian Federation on securities

The address of the web site in the Internet: http://www.vt.ru

General Director	_________ (signature)	S.V. Omelchenko
Date " 24 " July 20 06	LS	

The issuer's codes	
TIN	5260901817
NRN	1025203014781

I. The structure of affiliated persons and entities as of 30 06 2006

№	Full brand name or surname, name and patronymic name of an affiliated person/entity	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
1.	2.	3.	4.	5.	6.	7.
1.	***Omelchenko Sergey Valerievich***	***Nizhny Novgorod city***	***The person exercises the authority of the single executive body of the joint-stock company*** ***The person is a member of the collegiate executive body of the joint-stock company*** ***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.04.2005*** ***15.07.2005*** ***26.06.2006***	---	---
2.	***Andreev Vladimir Alexandrovich***	***Samara city***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
3.	***Bulancha Sergey Anatolievich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the***	***26.06.2006***	---	---

			joint-stock company			
4.	***Grigorieva Alla Borisovna***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	***0,00061%***	---
5.	***Degtyarev Valeryi Victorovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
6.	***Enin Evgenyi Petrovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
7.	***Kuznetsov Sergey Ivanovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
8.	***Morozov Andrey Vladimirovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
9.	***Savchenko Victor Dmitrievich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
10.	***Fedorov Oleg Romanovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
11.	***Chernogorodskyi Sergey Valerievich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***26.06.2006***	---	---
12.	***Astakhova Svetlana Leonidovna***	*Nizhny Novgorod city*	***The person is a member of the collegiate executive body of the joint-stock company***	***06.10.2005***	---	---
13.	***Ganeeva Alla Albertovna***	***Moscow***	***The person is a member of the collegiate executive body of the joint-stock company***	***15.07.2005***	---	---

14.	*Dyakonov Mikhail Vasilievich*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---
15.	*Kormilitsyna Lyudmila Alexeevna*	*Moscow*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---
16.	*Petrov Mikhail Victorovich*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*06.10.2005*	---	---
17.	*Pozdnyakov Denis Vyacheslavovich*	*Saint-Petersburg*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---
18.	*Popkov Nikolai Ivanovich*	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint-stock company*	*15.07.2005*	---	---
19.	*Open Joint Stock Company "Investment communication company"*	*Moscow, Pluyshchikha str., 55, building 2*	*The entity is entitled to dispose of more than 20% of the Company's voting shares* *The entity belongs to the same group of entities to which the joint-stock company belongs*	*10.10.1995*	*38,003539%*	*50,670388%*
20.	*Closed Joint Stock Company "Commercial bank "C – Bank"*	*426057, Izhevsk city, Lenin str., 6*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	*0,001439%*	*0,001919%*
21.	*Closed Joint Stock Company "Narodnyi telephone Saratov"*	*410600, Saratov city, Kiselev str., 40*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments,*	*01.12.2002*	---	---

			shares) making up the charter (reserve) capital of this entity			
22.	*Closed Joint Stock Company "Nizhegorodskaya cellular communication"*	*603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*30.03.1995*	---	---
23.	*Closed Joint Stock Company "Nizhegorodskyi radiophone"*	*603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*26.08.1999*	---	---
24.	*Closed Joint Stock Company "Nizhegorodteleservice"*	*603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*26.02.1997*	---	---
25.	*Closed Joint Stock Company "Orenburg – GSM"*	*460000, Orenburg city, Volodarsky str., 11*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
26.	*Closed Joint Stock Company "Penza – Mobile"*	*440606, Penza city, Kuprin str., 1/3*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

27.	*Closed Joint Stock Company "Samara – Telecom"*	*443001, Samara city, Polevaya str., 43*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
28.	*Closed Joint Stock Company "Saratov – Mobile"*	*410600, Saratov city, Kiselev str., 40*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
29.	*Closed Joint Stock Company "TeleSvyazInform"*	*430000, Saransk town, Bolshevistskaya str., 13*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
30.	*Closed Joint Stock Company "Transsviyaz"*	*603035, Nizhny Novgorod city, Chaadaev str., 2*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*03.06.1997*	---	---
31.	*Closed Joint Stock Company "Ulyanovsk – GSM"*	*432980, Ulyanovsk city, L.Tolstoy str., 60*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
32.	*Closed Joint Stock Company "Chuvashiya Mobile"*	*428018, Cheboksary town, K.Ivanov str., 83*	*The joint-stock company is entitled to dispose of more than 20% of the total*	*01.12.2002*	---	---

			number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity			
33.	***Closed Joint Stock Company "Chery Page"***	***428018, Cheboksary town, K.Ivanov str., 83***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
34.	***Limited Liability Company "Agrofirm "REANTA"***	***424000, Yoshkar-Ola town, Chavaina blvd., 11 a***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
35.	***Limited Liability Company "VYATKASVYAZSERVICE"***	***610000, Russia, Kirov city, Drelevsky str., 43/1,***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
36.	***Open Joint Stock Company "Informational commercial networks "OMRIX"***	***460018, Orenburg city, Tereshkova str., 10***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
37.	***Open Joint Stock Company "TATINCOM – T"***	***420140, The Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the***	***13.10.2003***	---	---

			charter (reserve) capital of this entity			
38.	***Closed Joint Stock Company "Erickson svyaz"***	***603009, Nizhny Novgorod city, Gagarin avenue 37***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***25.05.1998***	---	---
39.	***Closed Joint Stock Company "Digital telecommunications"***	***428031, Cheboksary town, Shumilov str., 20***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	***0,000558%***	---
40.	***Limited Liability Company "Izhcom"***	***426000, Izhevsk city, Pushkinskaya str., 278***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
41.	***Closed Joint Stock Company "RTCOM"***	***430031, Saransk town, Kosarev str., 15***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks making up the charter capital of this entity***	***09.03.2005***	---	---
42.	***Limited Liability Company "Nizhegorodskyi Teleservice"***	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***13.07.2005***	---	---
43.	***Open Joint Stock Company***	***127091, Moscow,***	***The entity belongs to the***			

	of DLD&ILD "Rostelecom"	***Delegatskaya str., 5***	***group of entities to which the joint-stock company belongs***	***30.05.1997***	---	---
44.	***Open Joint Stock Company "Central Telecommunication Company"***	***141400, Moscow's oblast, Khimki town, Proletarskaya str., 23***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
45.	***Open Joint Stock Company "North Western Telecom"***	***191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
46.	***Open Joint Stock Company "Southern Telecommunication Company"***	***350000, Krasnodar city, Karasunskaya str., 66***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
47.	***Open Joint Stock Company "Uralsvyazinform"***	***620014, Russia, Yekaterinburg city, Moskovskaya str., 11***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
48.	***Open Joint Stock Company "SibirTelecom"***	***630099, Novosibirsk city, M.Gorky str., 53***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
49.	***Open Joint Stock Company "Dalnevostochnaya Communication Company" ("Dalsvyaz")***	***690950, Vladivostok city, Svetlanskaya str., 57***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
50.	***Open Joint Stock Company of communication and informatics of the Republic of Dagestan***	***367000, the Republic of Dagestan, Makhachkala town, Lenin avenue, 3***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
51.	***Closed Joint Stock Company "Mobile telecommunications"***	***119121, RF, Moscow, Pluyshchikha str.,55, building 2***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***15.09.1998***	---	---
52.	***Open Joint Stock Company "Central Telegraph"***	***125375, RF, Moscow, Tverskaya str., 7***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.05.1997***	---	---
53.	***Open Joint Stock Company "Giprosvyaz"***	***123298, Moscow, 3-rd Khoroshevskaya str., 11***	***The entity belongs to the group of entities to which***	***30.05.1997***	---	---

			the joint-stock company belongs			
54.	***Limited Liability Company Private security business "Rostelecom-bezopasnost"***	***127486, Moscow, Deguninskaya str., 2, building 2***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*29.07.2002*	---	---
55.	***Closed Joint Stock Company "RusLeasingSvyaz"***	***119991, GSP-1, Moscow, 2-nd Spasonalivkovskyi pereulok, 6***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*29.05.1997*	---	---
56.	***Closed Joint Stock Company "Startcom"***	***117909, Moscow, GSP-1, 2-nd Spasonalivkovskyi pereulok, 6***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*20.08.1998*	---	---
57.	***Closed joint Stock Company "FK-Svyaz"***	***109316, Moscow, Volgogradskyi avenue 14***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*15.07.1998*	*0,000974%*	*0,001299%*
58.	***Open Joint Stock Company "Kostromskaya city's telephone network"***	***156026, Kostroma town, Gagarin str., 6***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*10.10.1995*	*0,000305%*	*0,000407%*
59.	***Open Joint Stock Company "Moskovskaya city's telephone network"***	***103051, Moscow, Petrovskyi blvd., 12, building 3***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*10.10.1995*	---	---
60.	***Closed Joint Stock Company "Insurance company of the trade union of communication industry employees "Costars"***	***129278, Moscow, Pavel Korchagin str., 2***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*10.10.1995*	---	---
61.	***Subsidiary closed joint stock company "Armavirskyi plant of communication"***	***352903, Krasnodar Territory, Armavir town, Urupskaya str.,1-a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*11.03.1999*	---	---
62.	***Closed Joint Stock Company "Joint stock commercial industrial bank of communication facilities and informatics development "Pochtobank"***	***614096, Perm city, Lenin str., 68***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*30.04.1998*	---	---

63.	***Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"***	***656049, Barnaul town, Internatsionalnaya str.,74***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
64.	***Closed Joint Stock Company "Altel"***	***656099, Barnaul town, Lenin avenue, 54 B***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
65.	***Closed Joint Stock Company "Baikalvestcom"***	***664005, Irkutsk city, 2-nd Zheleznodorozhnaya str., 68***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
66.	***Closed Joint Stock Company "Vestelcom"***	***127018, Moscow, Sushchevskyi val str., 26***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.2002***	---	---
67.	***Closed Joint Stock Company "Vladimir – Teleservice"***	***600017, Vladimir city, Gorokhovaya str., 20***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
68.	***Closed Joint Stock Company "Globalstar Space telecommunications"***	***147427, Moscow, Dubovaya Roshcha str., 25, building 2***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***20.09.1996***	---	---
69.	***Closed Joint Stock Company "Yeniseitelecom"***	***660017, Krasnoyarsk city, Mira avenue, 102***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
70.	***Closed Joint Stock Company "SteC GSM"***	***650099, Kemerovo city, Sovetskyi avenue, 61***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
71.	***Limited Liability Company "Novgorod Datacom"***	***173526, Velikiy Novgorod town, Pankovka, Industrialnaya str., 22***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***15.06.2005***	---	---
72.	***Limited Liability Company "Permtelecom"***	***614000, Perm city, Podlesnaya str., 45***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
73.	***Closed Joint Stock Company***	***630099, Novosibirsk city,***	***The entity belongs to the***			

	"Region-network"	*Dobrolyubov str., 12*	*group of entities to which the joint-stock company belongs*	*29.12.2000*	---	---
74.	*Closed Joint Stock Company "Rostelegraph"*	*103375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
75.	*Closed Joint Stock Company "RTK-Center"*	*107078, Moscow, Kalanchevskaya str., 15 a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*14.05.1997*	---	---
76.	*Closed Joint Stock Company "Svyazinformcomplect"*	*454087, Chelyabinsk city, Darwin str., 4a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.09.2002*	---	---
77.	*Closed Joint Stock Company "Telebarents"*	*185014, Petrozavodsk town, Parkovaya str., 37*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.07.1996*	---	---
78.	*Closed Joint Stock Company "Center of introduction of specialized systems"*	*454000, Chelyabinsk city, Kirov str., 161*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.09.2002*	---	---
79.	*Open Joint Stock Company "NGTS-Page"*	*630078, Novosibirsk city, Vystavochnaya str., 15/3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*29.12.2000*	---	---
80.	*Open Joint Stock Company "Regional information networks"*	*630102, Novosibirsk city, Kirov str., 86, room 304 a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*29.12.2000*	---	---
81.	*Open Joint Stock Company "Stavtelecom" after V.I. Kuzminov*	*355035, Stavropol city, October Revolution avenue, 10/12*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
82.	*Closed Joint Stock Company "Telecom" of Ryazan oblast*	*390006, Ryazan town, Svobody str., 36*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
83.	*Closed Joint Stock Company "AMT"*	*191186, Saint-Petersburg, B.Morskaya str., 24, room*	*The entity belongs to the group of entities to which*	*26.12.2001*	---	---

		235	*the joint-stock company belongs*			
84.	***Limited Liability Company "Bona"***	***163061, Arkhangelsk town, Troitskyi avenue 45***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***21.11.2001***	---	---
85.	***Limited Liability Company "Vlad Page"***	***600017, Vladimir town, Gorky str., 42***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
86.	***Limited Liability Company "Vladimirskyi payphone"***	***620014, Vladimir town, Stroiteley avenue, 32 a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
87.	***Limited Liability Company "Informteck"***	***98600, Ukraine, Autonomous Republic of Crimea, Yalta town, Sokhan str., 7***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***05.11.1997***	---	---
88.	***Limited Liability Company "MobilCom"***	***600017, Vladimir town, Mira str., 17***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
89.	***Closed Joint Stock Company "Teleport Ivanovo"***	***153032, Ivanovo town, Tashkentskaya str., 90***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***27.06.2005***	---	---
90.	***Limited Liability Company "Telecom-Stroi"***	***153017, Ivanovo town, 2-nd Minskyi pereulok, 6***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
91.	***Limited Liability Company "Telecom-Terminal"***	***153000, Ivanovo town, Lenin avenue, 13***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
92.	***Limited Liability Company "Ural Inform TV"***	***614060, Perm city, Krupskaya str., 2***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
93.	***Limited Liability Company "Factorial-99"***	***344082, Rostov-on-Don city, Bratskyi pereulok, 47***	***The entity belongs to the group of entities to which***	***06.11.1997***	---	---

			the joint-stock company belongs			
94.	*Non-commercial partnership "Center of investigation of telecommunications development problems"*	*119121, Moscow, Pluyshchikha str., 55, building 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*2002*	---	---
95.	*Limited Liability Company "Artelecom-service"*	*163071, Arkhangelsk town , Priorov proezd, 4*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*21.11.2001*	---	---
96.	*Limited Liability Company "Svyaz-Service-Irga"*	*390046, RF, Ryazan town, Esenin str., 21*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
97.	*Open Joint Stock Company " Health complex "Orbita"*	*352840, Krasnodar Territory, Tuapse district, village Olginka*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*18.12.2000*	---	---
98.	*Limited Liability Company Private security business "Zashchita"*	*400005, Volgograd city, Sovetskaya str., 47/1*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*11.03.2002*	---	---
99.	*Limited Liability Company "Intmashservice"*	*400131, Volgograd city, Golubinskaya str., 8*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*23.04.1997*	---	---
100.	*Closed Joint Stock Company "Tsentel"*	*125375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.03.1998*	---	---
101.	*Closed Joint Stock Company "Open communications"*	*125375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*07.08.2000*	---	---
102.	*Closed Joint Stock Company "Incom"*	*121021, Moscow, Zubovskyi blvd., 27/26, building 3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*28.08.2000*	---	---
103.	*Closed Joint Stock Company "Telecomcity"*	*103091, Moscow, Delegatskaya str., 5*	*The entity belongs to the group of entities to which the joint-stock company*	*03.06.1997*	---	---

			belongs			
104.	***Closed Joint Stock Company "Moscow's center of new telecommunication technologies"***	***121002, Moscow, Arbat str., 46***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***09.10.2002***	---	---
105.	***Limited Liability Company "Holiday hotel "Malakhit"***	***334200, Ukraine, Autonomous republic of Crimea, Yalta town, Shcherbak str., 15***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***28.08.2000***	---	---
106.	***Limited Liability Company "South-Giprosvyaz"***	***350062, Krasnodar city, Gagarin str., 67***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***24.12.2002***	---	---
107.	***Limited Liability Company "SvyazProektService"***	***123298, Moscow, 3-rd Khoroshevskaya str., 11***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***19.04.1999***	---	---
108.	***Limited Liability Company "Giprosvyaz-Consulting"***	***123298, Moscow, 3-rd Khoroshevskaya str., 11***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***11.03.1999***	---	---
109.	***Closed Joint Stock Company "CenterTelecom Service"***	***141400, Moscow oblast, Khimki town, Proletarskaya str., 23, room 101***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***01.04.2003***	---	---
110.	***Open Joint Stock Company "Russian telecommunications network"***	***101000, Moscow, Maroseika str., 2/15***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***02.03.2004***	---	---
111.	***Open Joint Stock Company "Joint stock company of telephone communication development "Mobiltelecom"***	***670000, Ulan-Ude town, Sukhe-Bator str., 7***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.06.2004***	--	---
112.	***Limited Liability Company "RSU-Telecom"***	***198095, Saint-Petersburg, Stachek blvd., 18, building 2, letter Б***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***25.11.2003***	---	---
113.	***Limited Liability Company "RPK Svyazist"***	***Lenindgadskaya oblast, Priozernyi district, settlement Petrovskoe***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***26.11.2003***	---	---

114.	***Closed Joint Stock Company "IK "Svyaz"***	***Komi Republic, Syktyvkar town, Lenin str., 60***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***01.10.2004***	---	---
115.	***Limited Liability Company "Giprosvyaz-Siberia"***	***630099, Novosibirsk city, Gorky str., 53***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***26.01.2004***	---	---
116.	***Limited Liability Company "STC-Finance"***	***350000, Krasnodar city, Karasunskaya str., 66***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***19.03.2003***	---	---
117.	***Closed Joint Stock Company "Chita NET"***	***672090, Chita town, Tchaikovsky str., 22***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***25.08.2004***	---	---
118.	***Limited Liability Company "Parma Paging"***	***Komi Republic, Syktyvkar town, Kommunisticheskaya str., 31***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***16.07.2004***	---	---
119.	***Limited Liability Company "TO Aktsept"***	***350020, Krasnodar city, Kommunarov str., 235***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.09.2004***	---	---
120.	***Limited Liability Company "Twer-Telecom"***	***170000, Twer town, Novotorzhskaya str., 24***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***31.12.2004***	---	---
121.	***Limited Liability Company "NWT-Finance"***	***191186, Saint-Petersburg, Bolshaya Morskaya str., 26, office 422***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***11.10.2004***	---	---
122.	***Closed Joint Stock Company TRC "Photon"***	***350001, Krasnodar city, Zheleznodorozhnaya str., 30***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***01.10.2004***	---	---
123.	***Closed Joint Stock Company "Telephone company – Ural"***	***620134, Yekaterinburg city, Druzhininskaya str., 48 a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***31.03.2005***	---	---
124.	***Limited Liability Company***	***197110, Saint Petersburg,***	***The entity belongs to the***			

	"Giprosvyaz – North-West"	*Konstantinovskyi avenue, 11 a*	*group of entities to which the joint-stock company belongs*	*01.02.2005*	---	---
125.	*Closed Joint Stock Company "Association Channel TV"*	*454126, Chelyabinsk city, Vitebskaya str., 4*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*03.06.2005*	---	---
126.	*Limited Liability Company "Wireless information technologies"*	*Yuzhno-Sakhalinsk town, Lenin str., 220*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.06.2005*	---	---
127.	*Closed Joint Stock Company "Integrator. ru"*	*690950, Vladivostok city, Svetlanskaya str., 57*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.06.2005*	---	---
128.	*Open Joint Stock Company "Information technologies of communication" ("Svyazintek")*	*119121, Moscow, Pluyshchikha str., 55, building 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.06.2005*	---	---
129.	*Open Joint Stock Company "National payphone network"*	*119121, Moscow, Pluyshchikha str., 55, building 22*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.09.2005*	---	---
130.	*Closed Joint Stock Company "Sakhalinugol-Telecom"*	*693000, Yuzhno-Sakhalinsk town, Karl Marx str., 32*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.09.2005*	---	---
131.	*Closed Joint Stock Company "ATC"*	*170000, Twer town, Novotorzhskaya str., 22 a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*21.11.2005*	---	---
132.	*Closed Joint Stock Company "Yugsvyazstroi"*	*350040, Krasnodar city, Aivazovsky str., 110/1*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*24.01.2001*	---	---

II. Changes that occurred in the list of affiliated persons and entities for the period

from 01 04 2006 **to** 30 06 2006

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
1.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the joint-stock company belongs*	*20.02.2006*	*30.05.2006*

Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "RTC-Siberia"	*660100, Krasnoyarsk city, K. Marx str., 246*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
2.	*Inclusion into the list of affiliated persons/entities due to mistaken exclusion from the list by the person/entity entitled to dispose of more than 50% of the company's voting shares*	*31.03.2006*	*30.05.2006*

Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Yugsvyazstroi"	*350040, Krasnodar city, Aivazovsky str., 110/1*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*24.01.2001*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
3.	*Update of the date of the ground (grounds) occurrence due to which a person/entity is recognized to be affiliated, and of the location*		*30.05.2006*

Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "VYATKASVYAZSERVICE"	*610000, Russia, Kirov city, Drelevsky str., 43/1,109*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*30.01.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "VYATKASVYAZSERVICE"	*610000, Russia, Kirov city, Drelevsky str., 43/1*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
4.	*The change of the form of incorporation of affiliated entity due to the update of the information by the entity entitled to dispose of more than 50% of the company's voting shares*		*30.05.2006*

Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Open Joint Stock Company "Telecom" of Ryazan oblast	*390006, Ryazan town, Svobody str., 36*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7

Closed Joint Stock Company "Telecom" of Ryazan oblast	*390006, Ryazan town, Svobody str., 36*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
5.	*Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	*26.06.2006*	*27.06.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Andreev Vladimir Alexandrovich	*Samara city*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*28.06.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Andreev Vladimir Alexandrovich	*Samara city*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Belyaev Konstantin Vladimirovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*28.06.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---		---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Bobin Maxim Victorovich	*Mytishchy town of Moscow oblast*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*28.06.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Bulancha Sergey Anatolievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*28.06.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Bulancha Sergey Anatolievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

5. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Grigorieva Alla Borisovna	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*28.06.2005*	*0,00061%*	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Grigorieva Alla Borisovna	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	*0,00061%*	---

6. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Degtyarev Valeryi Victorovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*28.06.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Degtyarev Valeryi Victorovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

7. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Enin Evgenyi Petrovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

8. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Kuznetsov Sergey Ivanovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*28.06.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kuznetsov Sergey Ivanovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

9. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Kulikov Denis Victorovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*28.06.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

10. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Morozov Andrey Vladimirovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

11. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Nizhny Novgorod city*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

12. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	--	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Savchenko Victor Dmitrievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

13. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Slizen Vitalyi Anatolievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*28.06.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

14. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Fedorov Oleg Romanovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*28.06.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Fedorov Oleg Romanovich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

15. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Chernogorodskyi Sergey Valerievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*28.06.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Chernogorodskyi Sergey Valerievich	*Moscow*	*The person is a member of the Board of directors (supervisory board) of the joint-stock company*	*26.06.2006*	---	---

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS of

Open Joint Stock company "VolgaTelecom",

As of: June 27, 2006.

The Issuer's code: 00137-A

First deputy to the General Director of the joint-stock company for economics and finances LS
Pozdnyakov D.V.

Changes that occurred in the list of affiliated persons.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*Termination of authorities of the members of the Company's Board of directors, election of the new structure of the Board of directors based on the resolution of general meeting of shareholders.*	*26.06.2006*	*27.06.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The share of ordinary stocks of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Andreev Vladimir Alexandrovich	***Samara city***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***28.06.2005***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Andreev Vladimir Alexandrovich	***Samara city***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***26.06.2006***	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Belyaev Konstantin Vladimirovich	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***28.06.2005***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---		---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Bobin Maxim Victorovich	***Mytishchy town of Moscow oblast***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***28.06.2005***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Bulancha Sergey Anatolievich	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***28.06.2005***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Bulancha Sergey Anatolievich	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***26.06.2006***	---	---

5. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Grigorieva Alla Borisovna	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***28.06.2005***	***0,00061%***	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Grigorieva Alla Borisovna	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***26.06.2006***	***0,00061%***	---

6. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Degtyarev Valeryi Victorovich	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***28.06.2005***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Degtyarev Valeryi Victorovich	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***26.06.2006***	---	---

7. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Enin Evgenyi Petrovich	***Moscow***	***The person is a member of the Board of***	***26.06.2006***	---	---

		directors (supervisory board) of the joint-stock company			

8. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Kuznetsov Sergey Ivanovich	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***28.06.2005***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kuznetsov Sergey Ivanovich	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***26.06.2006***	---	---

9. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Kulikov Denis Victorovich	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***28.06.2005***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

10. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Morozov Andrey Vladimirovich	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***26.06.2006***	---	---

11. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	***Nizhny Novgorod city***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***26.06.2006***	---	---

12. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	--	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Savchenko Victor Dmitrievich	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***26.06.2006***	---	---

13. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Slizen Vitalyi Anatolievich	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***28.06.2005***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

14. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Fedorov Oleg Romanovich	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***28.06.2005***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Fedorov Oleg Romanovich	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***26.06.2006***	---	---

15. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Chernogorodskyi Sergey Valerievich	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***28.06.2005***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Chernogorodskyi Sergey Valerievich	***Moscow***	***The person is a member of the Board of directors (supervisory board) of the joint-stock company***	***26.06.2006***	---	---

RECEIVED
2007 JAN 17 P 12:25

CHANGES INTRODUCED TO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock company "VolgaTelecom",

On the date: May 30, 2006.

The Issuer's code: 00137-A

First deputy to the General Director of the joint stock company for economics and finances LS
Pozdnyakov D.V.

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the company belongs*	*20.02.2006*	*30.05.2006*

Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "RTC – Sibir"	*660100, Krasnoyarsk city, K. Marx str., 246*	*The entity belongs to the group of entities to which the joint-stock company belongs.*	*10.10.1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
2.	*Entry to the list of affiliated persons/entities due to the wrong exclusion from the list by the entity entitled to dispose of more than 50% of the company's voting shares*	*31.03.2006*	*30.05.2006*

Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Yugsvyazstroi"	*350040, Krasnodar city, Aivazovsky str., 110/1*	*The entity belongs to the group of entities to which the joint-stock company belongs.*	*24.01.2001*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
3.	*The update of ground (grounds) occurrence date due to which the entity is recognized to be affiliated, and of the location*		*30.05.2006*

Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "VYATKASVYAZSERVICE"	*610000, Russia, Kirov city, Drelevsky str., 43/1,109*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*30.01.2006*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "VYATKASVYAZSERVICE"	*610000, Russia, Kirov city, Drelevsky str., 43/1*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
4.	*The change of the form of incorporation of the affiliated entity due to the update of the information by the entity entitled to dispose of more than 50% of the company's voting shares.*		*30.05.2006*

Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Open Joint Stock Company "Telecom" of Ryazan oblast	*390006, Ryazan town, Svobody str.,36*	*The entity belongs to the group of entities to which the joint-stock company belongs.*	*30.11.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Telecom" of Ryazan oblast	*390006, Ryazan town, Svobody str.,36*	*The entity belongs to the group of entities to which the joint-stock company belongs.*	*30.11.2002*	---	---

VII-15

THE LIST OF AFFILIATED PERSONS AND ENTITIES
OF OPEN JOINT STOCK COMPANY
"VOLGATELECOM"

The issuer's code: **0 0 1 3 7 – A**

As of **3 1** **0 3** **2 0 0 6**

The issuer's location: **Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi**

The information contained in this list of affiliated persons and entities is subject to disclosure in accordance with legislation of Russian Federation on securities

The address of the web site in the Internet: http://www.vt.ru

First deputy to the General Director of the joint-stock company for economics and finances	____________ (signature)	D.V. Pozdnyakov
Date "____" April 20 06	LS	

The issuer's codes	
TIN	5260901817
NRN	1025203014781

I. The structure of affiliated persons and entities as of 31 03 2006

№	Full brand name or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
1.	2.	3.	4.	5.	6.	7.
1.	*Omelchenko Sergey Valerievich*	*Nizhny Novgorod city*	*The person exercises the authority of the single executive body of the joint-stock company* *The person is a member of the collegiate executive body of the joint-stock company*	*26.04.2005* *15.07.2005*	---	---
2.	*Andreev Vladimir Alexandrovich*	*Samara city*	*The person is a member of the Board of directors (supervisory council) of the joint-stock company*	*28.06.2005*	---	---
3.	*Belyaev Konstantin Vladimirovich*	*Moscow*	*The person is a member of the Board of directors*	*28.06.2005*	---	---

			(supervisory council) of the joint-stock company			
4.	***Bobin Maxim Victorovich***	***Mytishchy town of Moscow oblast***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***28.06.2005***	---	---
5.	***Bulancha Sergey Anatolievich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***28.06.2005***	---	---
6.	***Grigorieva Alla Borisovna***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***28.06.2005***	***0,00061%***	---
7.	***Degtyarev Valeryi Victorovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***28.06.2005***	---	---
8.	***Kulikov Denis Victorovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***28.06.2005***	---	---
9.	***Kuznetsov Sergey Ivanovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***28.06.2005***	---	---
10.	***Slizen Vitalyi Alexandrovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***28.06.2005***	---	---
11.	***Fedorov Oleg Romanovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***28.06.2005***	---	---
12.	***Chernogorodskyi Sergey Valerievich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the joint-stock company***	***28.06.2005***	---	---
13.	***Astakhova Svetlana Leonidovna***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint-stock***	***06.10.2005***	---	---

			company			
14.	***Ganeeva Alla Albertovna***	***Moscow***	***The person is a member of the collegial executive body of the joint-stock company***	*15.07.2005*	---	---
15.	***Dyakonov Mikhail Vasilievich***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint-stock company***	*15.07.2005*	---	---
16.	***Kormilitsyna Lyudmila Alexeevna***	***Moscow***	***The person is a member of the collegial executive body of the joint-stock company***	*15.07.2005*	---	---
17.	***Petrov Mikhail Victorovich***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint-stock company***	*06.10.2005*	---	---
18.	***Pozdnyakov Denis Vyacheslavovich***	***Saint-Petersburg***	***The person is a member of the collegial executive body of the joint-stock company***	*15.07.2005*	---	---
19.	***Popkov Nikolai Ivanovich***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint-stock company***	*15.07.2005*	---	---
20.	***Open Joint Stock Company "Investment communication company"***	***Moscow, Pluyshchikha str., 55, building 2***	***The entity is entitled to dispose of more than 20% of the Company's voting shares*** ***The entity belongs to the same group of entities to which the joint-stock company belongs***	*10.10.1995*	*38,0035%*	*50,6704%*
21.	***Closed Joint Stock Company "Commercial bank "C – Bank"***	***Izhevsk city, Lenin str., 6***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	*01.12.2002*	*0,001439%*	*0,001919%*

22.	*Closed Joint Stock Company "Narodnyi telephone Saratov"*	*Saratov city, Kiselev str., 40*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
23.	*Closed Joint Stock Company "Nizhegorodskaya cellular communication"*	*Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*30.03.1995*	---	---
24.	*Closed Joint Stock Company "Nizhegorodskyi radiophone"*	*Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*26.08.1999*	---	---
25.	*Closed Joint Stock Company "Nizhegorodteleservice"*	*Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*26.02.1997*	---	---
26.	*Closed Joint Stock Company "Orenburg – GSM"*	*Orenburg city, Volodarsky str., 11*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
27.	*Closed Joint Stock Company "Penza – Mobile"*	*Penza city, Kuprin str., 1/3*	*The joint-stock company is entitled to dispose of more than 20% of the total*	*01.12.2002*	---	---

			number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity			
28.	***Closed Joint Stock Company "Samara – Telecom"***	***Samara city, Polevaya str., 43***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
29.	***Closed Joint Stock Company "Saratov – Mobile"***	***Saratov city, Kiselev str., 40***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
30.	***Closed Joint Stock Company "TeleSvyazInform"***	***Saransk town, Bolshevistskaya str., 13***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
31.	***Closed Joint Stock Company "Transsviyaz"***	***Nizhny Novgorod city, Chaadaev str., 2***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***03.06.1997***	---	---
32.	***Closed Joint Stock Company "Ulyanovsk – GSM"***	***Ulyanovsk city, L.Tolstoy str., 60***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the***	***01.12.2002***	---	---

			charter (reserve) capital of this entity			
33.	***Closed Joint Stock Company "Chuvashiya Mobile"***	***Cheboksary town, K.Ivanov str., 83***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
34.	***Closed Joint Stock Company "Chery Page"***	***Cheboksary town, K.Ivanov str., 83***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
35.	***Limited Liability Company "Agrofirm "REANTA"***	***Yoshkar-Ola town, Chavaina blvd., 11 a***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
36.	***Limited Liability Company "VYATKASVYAZSERVICE"***	***610000, Russia, Kirov city, Drelevsky str., 43/1, 109***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***30.01.2006***	---	---
37.	***Open Joint Stock Company "Informational commercial networks "OMRIX"***	***Orenburg city, Tereshkova str., 10***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---

38.	***Open Joint Stock Company "TATINCOM – T"***	***The Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***13.10.2003***	---	---
39.	***Closed Joint Stock Company "Erickson svyaz"***	***603009, Nizhny Novgorod city, Gagarin avenue 37***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***25.05.1998***	---	---
40.	***Closed Joint Stock Company "Digital telecommunications"***	***Cheboksary town, Shumilov str., 20***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	***0,000558%***	---
41.	***Limited Liability Company "Izhcom"***	***Izhevsk city, Pushkinskaya str., 278***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
42.	***Closed Joint Stock Company "RTCOM"***	***430031, Saransk town, Kosarev str., 15***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks making up the charter capital of this entity***	***09.03.2005***	---	---
43.	***Limited Liability Company "Nizhegorodskyi Teleservice"***	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***	***The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at***	***13.07.2005***	---	---

			the stocks (investments, shares) making up the charter (reserve) capital of this entity			
44.	*Open Joint Stock Company of DLD&ILD "Rostelecom"*	*127091, Moscow, Delegatskaya str., 5*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.05.1997*	---	---
45.	*Open Joint Stock Company "Central Telecommunication Company"*	*141400, Moscow's oblast, Khimki town, Proletarskaya str., 23*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
46.	*Open Joint Stock Company "North Western Telecom"*	*191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
47.	*Open Joint Stock Company "Southern Telecommunication Company"*	*350000, Krasnodar city, Karasunskaya str., 66*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
48.	*Open Joint Stock Company "Uralsvyazinform"*	*620014, Russian Federation, Yekaterinburg city, Moskovskaya str., 11*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
49.	*Open Joint Stock Company "SibirTelecom"*	*630099, Novosibirsk city, M.Gorky str., 53*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
50.	*Open Joint Stock Company "Dalnevostochnaya Communication Company" ("Dalsvyaz")*	*690950, Vladivostok city, Svetlanskaya str., 57*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
51.	*Open Joint Stock Company of communication and informatics of the Republic of Dagestan*	*367000, the Republic of Dagestan, Makhachkala town, Lenin avenue, 3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
52.	*Closed Joint Stock Company "Mobile telecommunications"*	*119121, Moscow, Pluyshchikha str.,55, building 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*15.09.1998*	---	---
53.	*Open Joint Stock Company*	*125375, Moscow, Tverskaya*	*The entity belongs to the*			

	"Central Telegraph"	***str., 7***	***group of entities to which the joint-stock company belongs***	*30.05.1997*	---	---
54.	***Open Joint Stock Company "Giprosvyaz"***	***123298, Moscow, 3-rd Khoroshevskaya str., 11***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*30.05.1997*	---	---
55.	***Limited Liability Company Private security business "Rostelecom-bezopasnost"***	***127486, Moscow, Deguninskaya str., 2, building 2***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*29.07.2002*	---	---
56.	***Closed Joint Stock Company "RusLeasingSvyaz"***	***119991, GSP-1, Moscow, B-49, 2-nd Spasonalivkovskyi pereulok, 6***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*29.05.1997*	---	---
57.	***Closed Joint Stock Company "Startcom"***	***117909, Moscow, GSP-1 2-nd Spasonalivkovskyi pereulok, 6***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*20.08.1998*	---	---
58.	***Closed joint Stock Company "FK-Svyaz"***	***109316, Moscow, Volgogradskyi avenue 14***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*15.07.1998*	*0,000974%*	*0,001299%*
59.	***Open Joint Stock Company "Kostromskaya city's telephone network"***	***156026, Kostroma town, Gagarin str., 6***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*10.10.1995*	*0,000305%*	*0,000407%*
60.	***Open Joint Stock Company "Moskovskaya city's telephone network"***	***103051, Moscow, Petrovskyi blvd., 12, building 3***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*10.10.1995*	---	---
61.	***Closed Joint Stock Company "Insurance company of the trade union of communication industry employees "Costars"***	***129278, Moscow, Pavel Korchagin str.***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*10.10.1995*	---	---
62.	***Affiliate closed joint stock company "Armavirskyi plant of communication"***	***352903, Krasnodar Territory, Armavir town, Urupskaya str.,1-a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	*11.03.1999*	---	---

63.	*Closed Joint Stock Company "Joint stock commercial industrial bank of communication facilities and informatics development "Pochtobank"*	*614096, Perm city, Lenin str., 68*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.04.1998*	---	---
64.	*Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"*	*656049, Barnaul town, Internatsionalnaya str.,74*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
65.	*Closed Joint Stock Company "Altel"*	*656099, Barnaul town, Lenin avenue, 54 B*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
66.	*Closed Joint Stock Company "Baikalvestcom"*	*664005, Irkutsk city, 2-nd Zheleznodorozhnaya str., 68*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
67.	*Closed Joint Stock Company "Vestelcom"*	*127018, Moscow, Sushchevskyi val str., 26*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.2002*	---	---
68.	*Closed Joint Stock Company "Vladimir – Teleservice"*	*600017, Vladimir city, Gorokhovaya str., 20*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
69.	*Closed Joint Stock Company "Globalstar Space telecommunications"*	*147427, Moscow, Dubovaya Roshcha str., 25, building 2*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*20.09.1996*	---	---
70.	*Closed Joint Stock Company "Yeniseitelecom"*	*660017, Krasnoyarsk city, Mira avenue, 102*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
71.	*Closed Joint Stock Company "SteC GSM"*	*650099, Kemerovo city, Sovetskyi avenue, 61*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.11.2002*	---	---
72.	*Limited Liability Company "Novgorod Datacom"*	*173526, Velikiy Novgorod town, Pankovka, Industrialnaya str., 22*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*15.06.2005*	---	---

73.	*Limited Liability Company "Permtelecom"*	*614000, Perm city, Podlesnaya str., 45*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
74.	*Closed Joint Stock Company "Region-network"*	*630099, Novosibirsk city, Dobrolyubov str., 12*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*29.12.2000*	---	---
75.	*Closed Joint Stock Company "Rostelegraph"*	*103375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
76.	*Closed Joint Stock Company "RTK-Center"*	*107078, Moscow, Kalanchevskaya str., 15 a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*14.05.1997*	---	---
77.	*Closed Joint Stock Company "Svyazinformcomplect"*	*454087, Chelyabinsk city, Darwin str., 4a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.09.2002*	---	---
78.	*Closed Joint Stock Company "Telebarents"*	*185014, Petrozavodsk town, Parkovaya str., 37*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.07.1996*	---	---
79.	*Closed Joint Stock Company "Center of introduction of specialized systems"*	*454000, Chelyabinsk city, Kirov str., 161*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.09.2002*	---	---
80.	*Open Joint Stock Company "NGTS-Page"*	*630078, Novosibirsk city, Vystavochnaya str., 15/3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*29.12.2000*	---	---
81.	*Open Joint Stock Company "Regional informational networks"*	*630102, Novosibirsk city, Kirov str., 86, room 304 a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*29.12.2000*	---	---
82.	*Open Joint Stock Company "Stavtelecom" after V.I. Kuzminov*	*355035, Stavropol city, October Revolution avenue, 10/12*	*The entity belongs to the group of entities to which the joint-stock company*	*10.10.1995*	---	---

			belongs			
83.	***Open Joint Stock Company "Telecom" of Ryazan oblast***	***390006, Ryazan town, Svobody str., 36***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
84.	***Closed Joint Stock Company "AMT"***	***191186, Saint-Petersburg, B.Morskaya str., 24, room 235***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***26.12.2001***	---	---
85.	***Limited Liability Company "Bona"***	***163061, Arkhangelsk town, Troitskyi avenue 45***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***21.11.2001***	---	---
86.	***Limited Liability Company "Vlad Page"***	***600017, Vladimir town, Gorky str., 42***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
87.	***Limited Liability Company "Vladimirskyi payphone"***	***620014, Vladimir town, Stroiteley avenue, 32 a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
88.	***Limited Liability Company "Informteck"***	***98600, Ukraine, Autonomous Republic of Crimea, Yalta town, Sokhan str., 7***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***05.11.1997***	---	---
89.	***Limited Liability Company "MobilCom"***	***600017, Vladimir town, Mira str., 17***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
90.	***Closed Joint Stock Company "Teleport Ivanovo"***	***153032, Ivanovo town, Tashkentskaya str., 90***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***27.06.2005***	---	---
91.	***Limited Liability Company "Telecom-Stroi"***	***153017, Ivanovo town, 2-nd Minskyi pereulok, 6***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
92.	***Limited Liability Company "Telecom-Terminal"***	***153000, Ivanovo town, Lenin avenue, 13***	***The entity belongs to the group of entities to which the joint-stock company***	***30.11.2002***	---	---

			belongs			
93.	***Limited Liability Company "Ural Inform TV"***	***614060, Perm city, Krupskaya str., 2***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***10.10.1995***	---	---
94.	***Limited Liability Company "Factorial-99"***	***344082, Rostov-on-Don city, Bratskyi pereulok, 47***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***06.11.1997***	---	---
95.	***Non-commercial partnership "Center of investigation of telecommunications development problems"***	***119121, Moscow, Pluyshchikha str., 55, building 2***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***2002***	---	---
96.	***Limited Liability Company "Artelecom-service"***	***163071, Arkhangelsk town , Priorov proezd, 4***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***21.11.2001***	---	---
97.	***Limited Liability Company "Svyaz-Service-Irga"***	***390046, RF, Ryazan town, Esenin str., 21***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.11.2002***	---	---
98.	***Open Joint Stock Company " Health complex "Orbita"***	***352840, Krasnodar Territory, Tuapse district, village Olginka***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***18.12.2000***	---	---
99.	***Limited Liability Company Private security business "Zashchita"***	***400005, Volgograd city, Sovetskaya str., 47/1***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***11.03.2002***	---	---
100.	***Limited Liability Company "Intmashservice"***	***400131, Volgograd city, Golubinskaya str., 8***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***23.04.1997***	---	---
101.	***Closed Joint Stock Company "Tsentel"***	***125375, Moscow, Tverskaya str., 7***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***26.03.1998***	---	---
102.	***Closed Joint Stock Company "Open communications"***	***125375, Moscow, Tverskaya str., 7***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***07.08.2000***	---	---

103.	*Closed Joint Stock Company "Incom"*	*121021, Moscow, Zubovskyi blvd., 27/26, building 3*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*28.08.2000*	---	---
104.	*Closed Joint Stock Company "Telecomcity"*	*103091, Moscow, Delegatskaya str., 5*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*03.06.1997*	---	---
105.	*Limited Liability Company "RTK- Siberia"*	*660100, Krasnoyarsk city, Marx str., 246*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*10.10.1995*	---	---
106.	*Closed Joint Stock Company "Moscow's center of new telecommunication technologies"*	*121002, Moscow, Arbat str., 46*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*09.10.2002*	---	---
107.	*Limited Liability Company "Holiday hotel "Malakhit"*	*334200, Ukraine, Autonomous republic of Crimea, Yalta town, Shcherbak str., 15*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*28.08.2000*	---	---
108.	*Limited Liability Company "South-Giprosvyaz"*	*350062, Krasnodar city, Gagarin str., 67*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*24.12.2002*	---	---
109.	*Limited Liability Company "SvyazProektService"*	*123298, Moscow, 3-rd Khoroshevskaya str., 11*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*19.04.1999*	---	---
110.	*Limited Liability Company "Giprosvyaz-Consulting"*	*123298, Moscow, 3-rd Khoroshevskaya str., 11*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*11.03.1999*	---	---
111.	*Closed Joint Stock Company "CenterTelecom Service"*	*141400, Moscow oblast, Khimki town, Proletarskaya str., 23, room 101*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*01.04.2003*	---	---
112.	*Open Joint Stock Company "Russian telecommunications network"*	*101000, Moscow, Maroseika str., 2/15*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*02.03.2004*	---	---
113.	*Open Joint Stock Company "Joint stock company of*	*670000, Ulan-Ude town,*	*The entity belongs to the group of entities to which*			

	telephone communication development "Mobiltelecom"	*Sukhe-Bator str., 7*	*the joint-stock company belongs*	*30.06.2004*	--	---
114.	*Limited Liability Company "RSU-Telecom"*	*198095, Saint-Petersburg, Stachek blvd., 18, building 2, letter Б*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*25.11.2003*	---	---
115.	*Limited Liability Company "RPK Svyazist"*	*Lenindgadskaya oblast, Priozernyi district, settlement Petrovskoe*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.11.2003*	---	---
116.	*Closed Joint Stock Company "IK "Svyaz"*	*Komi Republic, Syktyvkar town, Lenin str., 60*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*01.10.2004*	---	---
117.	*Limited Liability Company "Giprosvyaz-Siberia"*	*630099, Novosibirsk city, Gorky str., 53*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.01.2004*	---	---
118.	*Limited Liability Company "STC-Finance"*	*350000, Krasnodar city, Karasunskaya str., 66*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*19.03.2003*	---	---
119.	*Closed Joint Stock Company "Chita NET"*	*672090, Chita town, Tchaikovsky str., 22*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*25.08.2004*	---	---
120.	*Limited Liability Company "Parma Paging"*	*Komi Republic, Syktyvkar town, Kommunisticheskaya str., 31*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*16.07.2004*	---	---
121.	*Limited Liability Company "TO Aktsept"*	*350020, Krasnodar city, Kommunarov str., 235*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.09.2004*	---	---
122.	*Limited Liability Company "Twer-Telecom"*	*170000, Twer town, Novotorzhskaya str., 24*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*31.12.2004*	---	---
123.	*Limited Liability Company "NWT-Finance"*	*191186, Saint-Petersburg, Bolshaya Morskaya str., 26,*	*The entity belongs to the group of entities to which*	*11.10.2004*	---	---

		office 422	*the joint-stock company belongs*			
124.	***Closed Joint Stock Company TRC "Photon"***	***350001, Krasnodar city, Zheleznodorozhnaya str., 30***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***01.10.2004***	---	---
125.	***Closed Joint Stock Company "Telephone company – Ural"***	***620134, Yekaterinburg city, Druzhininskaya str., 48 a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***31.03.2005***	---	---
126.	***Limited Liability Company "Giprosvyaz – North – West"***	***197110, Saint Petersburg, Konstantinovskyi avenue, 11 a***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***01.02.2005***	---	---
127.	***Closed Joint Stock Company "Association Channel TV"***	***454126, Chelyabinsk city, Vitebskaya str., 4***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.06.2005***	---	---
128.	***Limited Liability Company "Wireless informational technologies"***	***Yuzhno-Sakhalinsk town, Lenin str., 220***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.06.2005***	---	---
129.	***Closed Joint Stock Company "Integrator. ru"***	***690950, Vladivostok city, Svetlanskaya str., 57***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.06.2005***	---	---
130.	***Open Joint Stock Company "Information technologies of communication" ("Svyazintek")***	***119121, Moscow, Pluyshchikha str., 55, building 2***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.06.2005***	---	---
131.	***Open Joint Stock Company "National payphone network"***	***119121, Moscow, Pluyshchikha str., 55, building 22***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.09.2005***	---	---
132.	***Closed Joint Stock Company "Sakhalinugol-Telecom"***	***693000, Yuzhno-Sakhalinsk town, Karl Marx str., 32***	***The entity belongs to the group of entities to which the joint-stock company belongs***	***30.09.2005***	---	---
133.	***Closed Joint Stock Company "ATC"***	***170000, Twer town, Novotorzhskaya str., 22 a***	***The entity belongs to the group of entities to which***	***21.11.2005***	---	---

			the joint-stock company belongs			

II. Changes that occurred in the list of affiliated persons and entities for the period

From 01 01 2006 to 31 03 2006

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
1.	*Change of the brand name of the affiliated entity*	*30.01.2006*	*31.01.2006*

Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "Vyatka-Page"	*610000, Kirov city, Drelevsky str., 43/1*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "VYATKASVYAZSERVICE"	*610000, Russia, Kirov city, Drelevsky str., 43/1,109*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*30.01.2006*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
2.	*Change of ZIP code and location*	*30.01.2006*	*13.02.2006*

Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "RTCOM"	*430000, Saransk town, Kommunisticheskaya str., 54*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*09.03.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "RTCOM"	*430031, Saransk town, Kosarev str.,15*	*The joint-stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*09.03.2005*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
3.	*The entity ceased to be an affiliated entity of the Company due to the reorganization in the form of affiliation to other affiliated entity*	*03.10.2005*	*02.03.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity

2	3	4	5	6	7
Limited Liability Company "Novgorod Datacom"	*174126, Novgorod oblast, settlement Pankovka, Industrialnaya str., 22*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Open Joint Stock Company "Aerocom"	*125190, Moscow, Leningradskyi avenue, 80, building 32*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*03.11.2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

3. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "CenterTelecom Service of Moscow oblast"	*115446, Moscow, Kolomenskyi proezd, 1-a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*2003*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
4.	*The entity is an affiliated entity due to joining a group of entities to which the Company belongs*	*21.11.2005*	*02.03.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "ATC"	*170000, Twer town, Novotorzhskaya str., 22 a*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*21.11.2005*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
5.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the joint-stock company belongs*	*05.12.2005*	*02.03.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "Cablevideo"	*Russia, Komi Republic, Syktyvkar town, Kuratov str., 85*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
6.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the joint-stock company belongs*	*06.12.2005*	*02.03.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7

Limited Liability Company "Pagetelecom"	*162627, Vologda oblast, Cherepovets town, Stroiteley str.,6*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*1996*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
7.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the joint-stock company belongs*	*29.12.2005*	*02.03.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "Infininvest"	*Russia, Perm city, Lenin str., 68*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
8.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the joint-stock company belongs*	*30.12.2005*	*02.03.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Non-government pension fund "Svyazist"	*454000,Chelyabinsk city, Tswilling str., 10*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*1997*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
9.	*The change of location by the Company's affiliated entity*	*30.12.2005*	*02.03.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "Wireless information technologies"	*109004, Moscow, Verhnyaya Krasnoselskaya str., 9*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.06.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Wireless information technologies"	*Yuzhno-Sakhalinsk town, Lenin str., 220*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.06.2005*	---	---

2. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "Intergrator.ru"	*123001, Moscow, Bolshoi Kozikhinskyi pereulok, 22, construction 1*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.06.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Intergrator.ru"	*690950, Vladivostok city, Svetlanskaya str.,57*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*30.06.2005*	---	---

3. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds)	Participation share of affiliated person/entity in the charter capital of the joint-stock	The stake of ordinary shares of the joint-stock company that belongs to affiliated

			occurrence	company	person/entity
2	3	4	5	6	7
Closed Joint Stock Company "AMT"	*193167, Saint Petersburg, Sinopskaya naberezhnaya, 14, room 201*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*1999*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "AMT"	*191186, Saint Petersburg, B.Morskaya str., 24, room 235*	*The entity belongs to the group of entities to which the joint-stock company belongs*	*26.12.2001*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
10.	*The change of the Company's Management board structure based on the resolution of the Board of directors.*	*10.03.2006*	*17.03.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint-stock company	The stake of ordinary shares of the joint-stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Kirillov Alexander Ivanovich	*Nizhny Novgorod city*	*The person is a member of collegial executive body of the joint-stock company*	*15.07.2005*	*0,066805%*	*0,087573%*

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

CHANGES INTRODUCED TO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock company "VolgaTelecom",

On the date: March 2, 2006.

The Issuer's code: 00137-A

General Director
Omelchenko S.V.

LS

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity ceased to be an affiliated entity of the Company due to the reorganization in the form of affiliation to other affiliated entity*	*03.10.2005*	*02.03.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "Novgorod Datacom"	***174126, Novgorod oblast, settlement Pankovka, Industrialnaya str., 22***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2005***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Open Joint Stock Company "Aerocom"	***125190, Moscow, Leningradskyi avenue, building 80, structure 32***	***The entity belongs to the group of entities to which the joint stock company belongs***	***03.11.2004***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

3. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7

Closed Joint Stock Company "CenterTelecom Service of Moscow oblast"	***115446, Moscow, Kolomenskyi proezd,1-a***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2003***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
2.	*The entity is an affiliated entity due to joining a group of entities to which the Company belongs*	*21.11.2005*	*02.03.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "ATC"	***170000, Twer town, Novotorzhskaya str., 22 a***	***The entity belongs to the group of entities to which the joint stock company belongs***	***21.11.2005***	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
3.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the joint stock company belongs*	*05.12.2005*	*02.03.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "Cablevideo"	***Russia, Komi Republic, Syktyvkar town, Kuratov str., 85***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2004***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7

---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
4.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the joint stock company belongs*	*06.12.2005*	*02.03.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "Pagetelecom"	***162627, Vologda oblast, Cherepovets town, Stroiteley str.,6***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1996*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
5.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*29.12.2005*	*02.03.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "Infininvest"	***Russia, Perm city, Lenin str., 68***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of

			affiliated persons/entities
6.	*The entity ceased to be an affiliated entity due to termination of participation in the group of entities to which the Company belongs*	*30.12.2005*	*02.03.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Non-government pension fund "Svyazist"	***454000,Chelyabinsk city, Tswilling str., 10***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1997***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
7.	*The change of location by the Company's affiliated entity*	*30.12.2005*	*02.03.2006*

1. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "Wireless information technologies"	***109004, Moscow, Verhnyaya Krasnoselskaya str. 9***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Wireless information technologies"	***Yuzhno-Sakhalinsk town, Lenin str., 220***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---

2. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity

2	3	4	5	6	7
Closed Joint Stock Company "Intergrator.ru"	***123001, Moscow, Bolshoi Kozikhinskyi pereulok, 22, construction 1***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Intergrator.ru"	***690950, Vladivostok city, Svetlanskaya str.,57***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---

3. Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "AMT"	***193167, Saint Petersburg, Sinopskaya naberezhnaya, 14, building 201***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1999***	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "AMT"	***191186, Saint Petersburg, B.Morskaya str., 24, room 235***	***The entity belongs to the group of entities to which the joint stock company belongs***	***26.12.2001***	---	---

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: February 13, 2006.

The issuer's code: 00137-A

First deputy to the General Director for economics and finances LS
Pozdnyakov D.V.

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*Change of ZIP code and location*	*30.01.2006*	*13.02.2006*

Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "RTCOM"	*430000, Saransk town, Kommunisticheskaya str., 54*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*09.03.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "RTCOM"	*430031, Saransk town, Kosarev str., 15*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*09.03.2005*	---	---

CHNANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: January 31, 2006.

The issuer's code: 00137-A

First deputy to the General Director for economics and finances LS
Pozdnyakov D.V.

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*Change of the brand name of the affiliated entity*	*30.01.2006*	*31.01.2006*

Content of data about affiliated person/entity prior to the change:

Full brand name of an entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "Vyatka-Page"	*610000, Kirov city, Drelevsky str., 43/1*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "VYATKASVYAZSERVICE"	*610000, Russia, Kirov city, Drelevsky str., 43/1, 109*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*30.01.2006*	---	---

THE LIST OF AFFILIATED PERSONS AND ENTITIES

OF OPEN JOINT STOCK COMPANY

"VOLGATELECOM"

The issuer's code: **0 0 1 3 7 – A**

As of **3 1** **1 2** **2 0 0 5**

The issuer's location: **Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi**

The information contained in this list of affiliated persons and entities is subject to disclosure in accordance with legislation of Russian Federation on securities

The address of the web site in the Internet: http://www.vt.ru

First deputy to the General Director for economics and finances	(signature)	D.V. Pozdnyakov
Date " 23 " January 20 06	LS	

The issuer's codes	
TIN	5260901817
NRN	1025203014781

I. The structure of affiliated persons and entities as of 31 12 2005

№	Full brand name or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
1.	2.	3.	4.	5.	6.	7.
1.	***Omelchenko Sergey Valerievich***	***Nizhny Novgorod city***	***The person exercises the authority of the single executive body of the joint stock company*** ***The person is a member of the collegiate executive body of the joint stock company***	***26.04.2005*** ***15.07.2005***	---	---
2.	***Andreev Vladimir Alexandrovich***	***Samara city***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
3.	***Belyaev Konstantin Vladimirovich***	***Moscow***	***The person is a member of the Board of directors***	***28.06.2005***	---	---

			(supervisory council) of the joint stock company			
4.	***Bobin Maxim Victorovich***	*Mytishchy town of Moscow oblast*	*The person is a member of the Board of directors (supervisory council) of the joint stock company*	*28.06.2005*	---	---
5.	***Bulancha Sergey Anatolievich***	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint stock company*	*28.06.2005*	---	---
6.	***Grigorieva Alla Borisovna***	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint stock company*	*28.06.2005*	*0,00061%*	---
7.	***Degtyarev Valeryi Victorovich***	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint stock company*	*28.06.2005*	---	---
8.	***Kulikov Denis Victorovich***	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint stock company*	*28.06.2005*	---	---
9.	***Kuznetsov Sergey Ivanovich***	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint stock company*	*28.06.2005*	---	---
10.	***Slizen Vitalyi Alexandrovich***	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint stock company*	*28.06.2005*	---	---
11.	***Fedorov Oleg Romanovich***	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint stock company*	*28.06.2005*	---	---
12.	***Chernogorodskyi Sergey Valerievich***	*Moscow*	*The person is a member of the Board of directors (supervisory council) of the joint stock company*	*28.06.2005*	---	---
13.	***Astakhova Svetlana Leonidovna***	*Nizhny Novgorod city*	*The person is a member of the collegial executive body of the joint stock*	*06.10.2005*	---	---

			company			
14.	***Ganeeva Alla Albertovna***	***Moscow***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
15.	***Dyakonov Mikhail Vasilievich***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
16.	***Kirillov Alexander Ivanovich***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	***0,066805%***	***0,087573%***
17.	***Kormilitsyna Lyudmila Alexeevna***	***Moscow***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
18.	***Petrov Mikhail Victorovich***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock company***	***06.10.2005***	---	---
19.	***Pozdnyakov Denis Vyacheslavovich***	***Saint-Petersburg***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
20.	***Popkov Nikolai Ivanovich***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
21.	***Open Joint Stock Company "Investment communication company"***	***Moscow, Pluyshchikha str., bld. 55, constr.2***	***The entity is entitled to dispose of more than 20% of the Company's voting shares*** ***The entity belongs to the same group of entities to which the joint stock company belongs***	***10.10.1995***	***38,0035%***	***50,6704%***
22.	***Closed Joint Stock Company "Commercial bank "C – Bank"***	***Izhevsk city, Lenin str., 6***	***The joint stock company is entitled to dispose of more than 20% of the total***	***01.12.2002***	***0,001439%***	***0,001919%***

			number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity			
23.	*Closed Joint Stock Company "Narodnyi telephone Saratov"*	*Saratov city, Kiselev str., 40*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
24.	*Closed Joint Stock Company "Nizhegorodskaya cellular communication"*	*Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*30.03.1995*	---	---
25.	*Closed Joint Stock Company "Nizhegorodskyi radiophone"*	*Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*26.08.1999*	---	---
26.	*Closed Joint Stock Company "Nizhegorodteleservice"*	*Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*26.02.1997*	---	---
27.	*Closed Joint Stock Company "Orenburg – GSM"*	*Orenburg city, Volodarsky str., 11*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the*	*01.12.2002*	---	---

			charter (reserve) capital of this entity			
28.	***Closed Joint Stock Company "Penza – Mobile"***	***Penza city, Kuprin str., 1/3***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
29.	***Closed Joint Stock Company "Samara – Telecom"***	***Samara city, Polevaya str., 43***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
30.	***Closed Joint Stock Company "Saratov – Mobile"***	***Saratov city, Kiselev str., 40***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
31.	***Closed Joint Stock Company "TeleSvyazInform"***	***Saransk town, Bolshevistskaya str., 13***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
32.	***Closed Joint Stock Company "Transsviyaz"***	***Nizhny Novgorod city, Chaadaev str., 2***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***03.06.1997***	---	---

33.	*Closed Joint Stock Company "Ulyanovsk – GSM"*	*Ulyanovsk city, L.Tolstoy str., 60*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
34.	*Closed Joint Stock Company "Chuvashiya Mobile"*	*Cheboksary town, K.Ivanov str., 83*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
35.	*Closed Joint Stock Company "Chery Page"*	*Cheboksary town, K.Ivanov str., 83*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
36.	*Limited Liability Company "Agrofirm "REANTA"*	*Yoshkar-Ola town, Chavaina blvd., 11 a*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
37.	*Limited Liability Company "Vyatka – Page"*	*610000, Kirov city, Drelevsky str., 43/1*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
38.	*Open Joint Stock Company "Informational commercial networks "OMRIX"*	*Orenburg city, Tereshkova str., 10*	*The joint stock company is entitled to dispose of more than 20% of the total*	*01.12.2002*	---	---

			number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity			
39.	***Open Joint Stock Company "TATINCOM – T"***	***The Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A***	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*13.10.2003*	---	---
40.	***Closed Joint Stock Company "Ericsson svyaz"***	***603009, Nizhny Novgorod city, Gagarin avenue 37***	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*25.05.1998*	---	---
41.	***Closed Joint Stock Company "Digital telecommunications"***	***Cheboksary town, Shumilov str., 20***	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	*0,000558%*	---
42.	***Limited Liability Company "Izhcom"***	***Izhevsk city, Pushkinskaya str., 278***	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---
43.	***Closed Joint Stock Company "RTCOM"***	***430000, Saransk town, Kommunisticheskaya str.,54***	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks making up the charter capital of this*	*09.03.2005*	---	---

			entity			
44.	***Limited Liability Company "Nizhegorodskyi Teleservice"***	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***13.07.2005***	---	---
45.	***Open Joint Stock Company of DLD&ILD "Rostelecom"***	***127091, Moscow, Delegatskaya str., 5***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.05.1997***	---	---
46.	***Open Joint Stock Company "CenterTelecom"***	***141400, Moscow's oblast, Khimki town, Proletarskaya str., 23***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
47.	***Open Joint Stock Company "North Western Telecom"***	***191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
48.	***Open Joint Stock Company "Southern Telecom Company"***	***350000, Krasnodar city, Karasunskaya str., 66***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
49.	***Open Joint Stock Company "Uralsvyazinform"***	***620014, Russian Federation, Yekaterinburg city, Moskovskaya str., 11***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
50.	***Open Joint Stock Company "SibirTelecom"***	***630099, Novosibirsk city, M.Gorky str., 53***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
51.	***Open Joint Stock Company "Dalsvyaz"***	***690950, Vladivostok city, Svetlanskaya str., 57***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
52.	***Open Joint Stock Company of communication and informatics of the Republic of Dagestan***	***367000, the Republic of Dagestan, Makhachkala town, Lenin avenue, 3***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---

53.	***Closed Joint Stock Company "Mobile telecommunications"***	***119121, Moscow, Pluyshchikha str.,55, bld., 2***	***The entity belongs to the group of entities to which the joint stock company belongs***	***15.09.1998***	---	---
54.	***Open Joint Stock Company "Central Telegraph"***	***125375, Moscow, Tverskaya str., 7***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.05.1997***	---	---
55.	***Open Joint Stock Company "Giprosvyaz"***	***123298, Moscow, 3-rd Khoroshevskaya str., 11***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.05.1997***	---	---
56.	***Limited Liability Company Private security business "Rostelecom-bezopasnost"***	***127486, Moscow, Deguninskaya str., 2, building 2***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2002***	---	---
57.	***Closed Joint Stock Company "RusLeasingSvyaz"***	***119991, GSP-1, Moscow, B-49, 2-nd Spasonalivkovskyi pereulok, 6***	***The entity belongs to the group of entities to which the joint stock company belongs***	***29.05.1997***	---	---
58.	***Closed Joint Stock Company "Startcom"***	***117909, Moscow, GSP-1 2-nd Spasonalivkovskyi pereulok, 6***	***The entity belongs to the group of entities to which the joint stock company belongs***	***20.08.1998***	---	---
59.	***Closed joint Stock Company "FK-Svyaz"***	***109316, Moscow, Volgogradskyi avenue 14***	***The entity belongs to the group of entities to which the joint stock company belongs***	***15.07.1998***	***0,000974%***	***0,001299%-***
60.	***Open Joint Stock Company "Kostromskaya city's telephone network"***	***156026, Kostroma town, Gagarin str., 6***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	***0,000305%***	***0,000407%***
61.	***Open Joint Stock Company "Moskovskaya city's telephone network"***	***103051, Moscow, Petrovskyi blvd., 12, bld.3***	***The entity belongs to the group of entities to which the joint stock company belongs***	***10.10.1995***	---	---
62.	***Closed Joint Stock Company "Insurance company of the trade union of communication industry***	***129278, Moscow, Pavel Korchagin str.***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---

	employees "Costars"					
63.	***Affiliate closed joint stock company "Armavirskyi plant of communication"***	***352903, Krasnodar Territory, Armavir town, Urupskaya str.,1-a***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1999*	---	---
64.	***Closed Joint Stock Company "Joint stock commercial industrial bank of communication facilities and informatics development "Pochtobank"***	***614096, Perm city, Lenin str., 68***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1995*	---	---
65.	***Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"***	***656049, Barnaul town, Internatsionalnaya str.,74***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1995*	---	---
66.	***Closed Joint Stock Company "Altel"***	***656099, Barnaul town, Lenin avenue, 54 Б***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1995*	---	---
67.	***Closed Joint Stock Company "Baikalvestcom"***	***664005, Irkutsk city, 2-nd Zheleznodorozhnaya str., 68***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1995*	---	---
68.	***Closed Joint Stock Company "Vestelcom"***	***127018, Moscow, Sushchevskyi val str., 26***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1995*	---	---
69.	***Closed Joint Stock Company "Vladimir – Teleservice"***	***600017, Vladimir town, Gorokhovaya str., 20***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1995*	---	---
70.	***Closed Joint Stock Company "Globalstar Space telecommunications"***	***147427, Moscow, Dubovaya Roshcha str., 25, bld. 2***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1997*	---	---
71.	***Closed Joint Stock Company "Yeniseitelecom"***	***660017, Krasnoyarsk city, Mira avenue, 102***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1995*	---	---
72.	***Limited Liability Company***	***Russia, Perm city, Lenin str.,***	***The entity belongs to the***			

	"Infinvest"	*68*	*group of entities to which the joint stock company belongs*	*1995*	---	---
73.	*Closed Joint Stock Company "SteC GSM"*	*650099, Kemerovo city, Sovetskyi avenue, 61*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2001*	---	---
74.	*Limited Liability Company "Novgorod Datacom"*	*173526, Velikiy Novgorod town, Pankovka, Industrialnaya str., .22*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
75.	*Limited Liability Company "Permtelecom"*	*614000, Perm city, Podlesnaya str., 45*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
76.	*Closed Joint Stock Company "Region-network"*	*630099, Novosibirsk city, Dobrolyubov str., 12*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
77.	*Closed Joint Stock Company "Rostelegraph"*	*103375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
78.	*Closed Joint Stock Company "RTK-Center"*	*107078, Moscow, Kalanchevskaya str., 15 a 5*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1996*	---	---
79.	*CJSC "Svyazinformcomplect"*	*454087, Chelyabinsk city, Darwin str., 4a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1998*	---	---
80.	*Closed Joint Stock Company "Telebarents"*	*185014, Petrozavodsk town, Parkovaya str., 37*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1996*	---	---
81.	*Closed Joint Stock Company "Center of introduction of specialized systems"*	*454000, Chelyabinsk city, Kirov str., 161*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1998*	---	---

82.	***Non-government pension fund "Svyazist"***	***454000, Chelyabinsk city, Tsvilling str., 10***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1997*	---	---
83.	***Open Joint Stock Company "NGTS-Page"***	***630078, Novosibirsk-78 town, Vystavochnaya str., 15/3***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1996*	---	---
84.	***Open Joint Stock Company "Regional informational networks"***	***630102, Novosibirsk city, Kirov str., 86, room 304 a***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1995*	---	---
85.	***Open Joint Stock Company "Stavtelecom" after V.I. Kuzminov***	***355035, Stavropol city, October Revolution avenue, 10/12***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1995*	---	---
86.	***Open Joint Stock Company "Telecom" of Ryazan oblast***	***390006, Ryazan town, Svobody str., 36***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1995*	---	---
87.	***Closed Joint Stock Company "AMT"***	***193167, Saint-Petersburg, Sinopskaya naberezhnaya, 14, room 201***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1999*	---	---
88.	***Limited Liability Company "Bona"***	***163061, Arkhangelsk town, Troitskyi avenue 45***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1997*	---	---
89.	***Limited Liability Company "Vlad Page"***	***600017, Vladimir town, Gorky str., 42***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1995*	---	---
90.	***Limited Liability Company "Vladimirskyi payphone"***	***620014, Vladimir town, Stroiteley avenue, 32 "A"***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1995*	---	---
91.	***Limited Liability Company "Informteck"***	***98600, Ukraine, Crimea, Yalta town, Sokhan str., 7***	***The entity belongs to the group of entities to which the joint stock company belongs***	*1997*	---	---

92.	***Limited Liability Company "MobilCom"***	***600017, Vladimir town, Mira str., 17***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1999***	---	---
93.	***Closed Joint Stock Company "Teleport Ivanovo"***	***153032, Ivanovo town, Tashkentskaya str., 90***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
94.	***Limited Liability Company "Pagetelecom"***	***162627, Vologda oblast, Cherepovets town, Stroiteley avenue, 6***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1996***	---	---
95.	***Limited Liability Company "Telecom-Stroi"***	***153017, Ivanovo town, 2-nd Minskyi pereulok, 6***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1998***	---	---
96.	***Limited Liability Company "Telecom-Terminal"***	***153000, Ivanovo town, Lenin avenue, 13***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1998***	---	---
97.	***Limited Liability Company "Ural Inform TV"***	***614060, Perm city, Krupskaya str., 2***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
98.	***Limited Liability Company "Factorial-99"***	***344082, Rostov-on-Don city, Bratskyi pereulok, 47***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
99.	***Non-commercial partnership "Center of investigation of telecommunications development problems"***	***119121, Moscow, Pluyshchikha str., 55/2***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2002***	---	---
100.	***Limited Liability Company "Artelecom-service"***	***163071, Arkhangelsk town , Priorov proezd, 4***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1999***	---	---
101.	***Limited Liability Company "Svyaz-Service-Irga"***	***390046, RF, Ryazan town, Esenin str., 21***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
102.	***Open Joint Stock Company "***	***352840, Krasnodar***	***The entity belongs to the***			

	Health complex "Orbita"	***Territory, Tuapse district, village Olginka***	***group of entities to which the joint stock company belongs***	***2001***	---	---
103.	***Limited Liability Company Private security business "Zashchita"***	***400005, Volgograd city, Sovetskaya str., 47/1***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2001***	---	---
104.	***Limited Liability Company "Intmashservice"***	***400131, Volgograd city, Golubinskaya str., 8***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1997***	---	---
105.	***Closed Joint Stock Company "Tsentel"***	***125375, Moscow, Tverskaya str., 7***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1998***	---	---
106.	***Closed Joint Stock Company "Open communications"***	***125375, Moscow, Tverskaya str., 7***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2000***	---	---
107.	***Closed Joint Stock Company "Incom"***	***121021, Moscow, Zubovskyi blvd., 27/26, constr., 3***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
108.	***Closed Joint Stock Company "Telecomcity"***	***103091, Moscow, Delegatskaya str., 5***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1997***	---	---
109.	***Limited Liability Company "RTK- Siberia"***	***660100, Krasnoyarsk city, Marx str., 246***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2003***	---	---
110.	***Closed Joint Stock Company "Moscow's center of new telecommunication technologies"***	***121002, Moscow, Arbat str., 46***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2000***	---	---
111.	***Limited Liability Company "Holiday hotel "Malakhit"***	***334200, Ukraine, Autonomous republic of Crimea, Yalta town, Shcherbak str., 15***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
112.	***Limited Liability Company "South-Giprosvyaz"***	***350062, Krasnodar city, Gagarin str., 67***	***The entity belongs to the group of entities to which***	***2002***	---	---

			the joint stock company belongs			
113.	***Limited Liability Company "SvyazProektService"***	***123298, Moscow, 3-rd Khoroshevskaya str., 11***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2000***	---	---
114.	***Limited Liability Company "Giprosvyaz-Consulting"***	***123298, Moscow, 3-rd Khoroshevskaya str., 11***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2001***	---	---
115.	***Closed Joint Stock Company "CenterTelecom Service of Moscow oblast"***	***115446, Moscow, Kolomenskyi proezd, 1-a***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2003***	---	---
116.	***Closed Joint Stock Company "CenterTelecom Service"***	***141400, Moscow oblast, Khimki town, Proletarskaya str., 23, room 101***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2003***	---	---
117.	***Open Joint Stock Company "Russian telecommunications network"***	***101000, Moscow, Maroseika str., 2/15***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2004***	---	---
118.	***Open Joint Stock Company "Joint stock company of telephone communication development "Mobiltelecom"***	***670000, Ulan-Ude town, Sukhe-Bator str., 7***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2004***	--	---
119.	***Limited Liability Company "RSU-Telecom"***	***198095, Saint-Petersburg, Stachek blvd., 18, constr., 2, letter Б***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2003***	---	---
120.	***Limited Liability Company "RPK Svyazist"***	***Lenindgadskaya oblast, Priozernyi district, settlement Petrovskoe***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2003***	---	---
121.	***Closed Joint Stock Company "IK "Svyaz"***	***Komi Republic, Syktyvkar town, Lenin str., 60***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2004***	---	---
122.	***Limited Liability Company "Giprosvyaz-Siberia"***	***630099, Novosibirsk city, Gorky str., 53***	***The entity belongs to the group of entities to which the joint stock company***	***2004***	---	---

			belongs			
123.	***Limited Liability Company "Cablevideo"***	***Russia, Komi Republic, Syktyvkar town, Kuratov str., 85***	*The entity belongs to the group of entities to which the joint stock company belongs*	*2004*	---	---
124.	***Limited Liability Company "STC-Finance"***	***350000, Krasnodar city, Karasunskaya str., 66***	*The entity belongs to the group of entities to which the joint stock company belongs*	*2003*	---	---
125.	***Closed Joint Stock Company "Chita NET"***	***672090, Chita town, Tchaikovsky str., 22***	*The entity belongs to the group of entities to which the joint stock company belongs*	*25.08.2004*	---	---
126.	***Limited Liability Company "Parma Paging"***	***Komi Republic, Syktyvkar town, Kommunisticheskaya str., 31***	*The entity belongs to the group of entities to which the joint stock company belongs*	*16.07.2004*	---	---
127.	***Limited Liability Company "TO Aktsept"***	***350020, Krasnodar city, Kommunarov str., 235***	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.09.2004*	---	---
128.	***Limited Liability Company "Twer-Telecom"***	***170000, Twer town, Novotorzhskaya str., 24***	*The entity belongs to the group of entities to which the joint stock company belongs*	*31.12.2004*	---	---
129.	***Limited Liability Company "NWT-Finance"***	***191186, Saint-Petersburg, Bolshaya Morskaya str., 26, office 422***	*The entity belongs to the group of entities to which the joint stock company belongs*	*11.10.2004*	---	---
130.	***Open Joint Stock Company "Aerocom"***	***125190, Moscow, Leningradskyi avenue, 80, constr., 32***	*The entity belongs to the group of entities to which the joint stock company belongs*	*03.11.2004*	---	---
131.	***Closed Joint Stock Company TRC "Photon"***	***350001, Krasnodar city, Zheleznodorozhnaya str., 30***	*The entity belongs to the group of entities to which the joint stock company belongs*	*01.10.2004*	---	---
132.	***Closed Joint Stock Company "Telephone company – Ural"***	***620134, Ekaterinburg city, Druzhininskaya str., 48 a***	*The entity belongs to the group of entities to which the joint stock company*	*1996*	---	---

			belongs			
133.	***Limited Liability Company "Novgorod Datacom"***	***174126, Novgorodskaya oblast, settlement Pankovka, Industrialnaya str., 22***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2005***	---	---
134.	***Limited Liability Company "Giprosvyaz – North – West"***	***197110, Saint Petersburg, Konstantinovskyi avenue, 11 a***	***The entity belongs to the group of entities to which the joint stock company belongs***	***2005***	---	---
135.	***Closed Joint Stock Company "Association Channel TV"***	***454126, Chelyabinsk city, Vitebskaya street, 4***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---
136.	***Limited Liability Company "Wireless informational technologies"***	***109004, Moscow, Verhnyaya Krasnoselskaya street, 9***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---
137.	***Closed Joint Stock Company "Integrator. ru"***	***123001, Moscow, Bolshoi Kozikhinskyi pereulok, 22, constr. 1***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---
138.	***Open Joint Stock Company "Information technologies of communication" ("Svyazintek")***	***119121, Moscow, Pluyshchikha str., 55, constr.2***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---
139.	***Open Joint Stock Company "National payphone network"***	***119121, Moscow, Pluyshchikha str., 55, constr., 22***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.09.2005***	---	---
140.	***Closed Joint Stock Company "Sakhalinugol-Telecom"***	***693000, Yuzhno-Sakhalinsk town, Karl Marx str., 32***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.09.2005***	---	---

II. Changes that occurred in the list of affiliated persons and entities for the period

from | 0 | 1 | | 1 | 0 | | 2 | 0 | 0 | 5 | **to** | 3 | 1 | | 1 | 2 | | 2 | 0 | 0 | 5 |

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
1.	*Change of the structure of the company's Management board based on the resolution of the Board of directors.*	*03.10.2005*	*03.10.2005*

1. Content of data about affiliated person/entity prior to the change:

Full brand name or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Grigorieva Lyubov	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	*0,0002 %*	*0,0002 %*

Ivanovna					

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Sipatova Taisiya Mikhailovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Astakhova Svetlana Leonidovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*06.10.2005*	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Petrov Mikhail Victorovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*06.10.2005*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
2.	*The change of the Company's participation share in the charter capital of the affiliated entity*	*17.10.2005*	*17.10.2005*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7

Limited Liability Company "Vyatka-Page"	*610000, Kirov city, Drelevsky str., 43/1*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Vyatka-Page"	*RF, 610000, Kirov city, Drelevsky str., 43/1*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
3.	*The entity ceased to be the company's affiliate*	*01.07.2005*	*08.12.2005*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "BCHET"	*Tyumen oblast, Khanty-Mansi Autonomous Area, Surgut town, Kukuevitsky str., 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Ermak RMS"	***Tyumen** oblast, Khanty-Mansi Autonomous Area, Khanty-Mansiysk town, Mira str., 4*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "South-Ural cellular telephone"	*454899, Chelyabinsk city, Kirov str., 161*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company " TyumenRuscom"	*625048, Tyumen town, Malygin str., 56*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

5. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Uralcom"	*614060, Perm city, Krupskaya str., 2*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
4.	*The entity is the company's affiliate*	*30.09.2005*	*08.12.2005*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company "National payphone network"	*119121, Moscow, Pluyshchikha str., 55, constr., 22*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.09.2005*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Sakhalinugol-Telecom"	*693000, Yuzhno-Sakhalinsk town, Karl Marx str., 32*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.09.2005*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
5.	*The change of form of incorporation of the affiliate*	*30.09.2005*	*08.12.2005*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "AMT"	*193167, Saint Petersburg, Sinopskaya naberezhnaya, 14, room. 201*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "AMT"	*193167, Saint Petersburg, Sinopskaya naberezhnaya, 14, room. 201*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Teleport Ivanovo"	*153032, Ivanovo town, Tashkentskaya str., 90*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1994*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Teleport Ivanovo"	*153032, Ivanovo town, Tashkentskaya str., 90*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1994*	---	---

RECEIVED
2007 JAN 17 P 12:50

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of the date: December 08, 2005

The issuer's code: 00137-A

General Director
S.V. Omelchenko

LS

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*The entity ceased to be the Company's affiliated entity*	*01.07.2005*	*08.12.2005*

1. Content of data about affiliated person/entity prior to the change:

Full brand name or surname, name and patronymic name of an affiliated person/entity	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Closed Joint Stock Company "VSNET"	*Tyumen oblast, Khanty-Mansi Autonomous Area, Surgut town, Kukuevitskogo str.,6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "Ermak RMS"	*Tyumen oblast, Khanty-Mansi Autonomous Area, Khanty-Mansiisk town, Mira str.,4*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Closed Joint Stock Company "South-Urals cellular telephone"	*454899, Chelyabinsk city, Kirov str., 161*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "TyumenRuscom"	*625048, Tyumen town, Malygin str., 56*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

5. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Uralcom"	*614060, Perm city, Krupskaya str., 2*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
2.	*The entity is the Company's affiliated entity*	*30.09.2005*	*08.12.2005*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Open Joint Stock Company "National Payphone network"	*119121, Moscow, Pluyshchikha str, 55, construction 22*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.09.2005*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Sakhalinugol-Telecom"	*693000, Yuzhno-Sakhalinsk town, Karl Marx str., 32*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.09.2005*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
3.	*Change of form of incorporation of the affiliated entity*	*30.09.2005*	*08.12.2005*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "AMT"	*193167, Saint Petersburg, Sinopskaya naberezhnaya 14, office 201*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "AMT"	*193167, Saint Petersburg, Sinopskaya naberezhnaya 14, office 201*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Limited Liability Company "Teleport Ivanovo"	*153032, Ivanovo city, Tashkentskaya str., 90*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1994*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Closed Joint Stock Company "Teleport Ivanovo"	*153032, Ivanovo city, Tashkentskaya str., 90*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1994*	---	---

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

On the date: October 17, 2005.

The issuer's code: 00137-A

Acting General Director
A.I.Kirillov

LS

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons/entities
1.	*Change of the Company's participation share in the charter capital of the affiliated entity*	*17.10.2005*	*17.10.2005*

Content of data about affiliated person/entity prior to the change:

Full brand name of affiliated entity or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Limited Liability Company "Vyatka-Page"	*610000, Kirov city, Drelevsky str., 43/1*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Vyatka-Page"	*RF, 610000, Kirov city, Drelevsky str., 43/1*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*01.12.2002*	---	---

RECEIVED
2005 OCT 17 P 12:45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS/ENTITIES of

Open Joint Stock Company "VolgaTelecom",

As of: October 03, 2005.

The issuer's code: 00137-A

Acting General Director
M.V. Dyakonov

LS

Changes that occurred in the list of affiliated persons/entities.

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
1.	*The change of the structure of the Company's Management board basing on the resolution of the Board of directors.*	*03.10.2005*	*03.10.2005*

1. Content of data about affiliated person/entity prior to the change:

Full brand name or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Grigorieva Lyubov Ivanovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	*0,0002 %*	*0,0002 %*

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Sipatova Taisiya Mikhailovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Astakhova Svetlana Leonidovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*06.10.2005*	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Petrov Mikhail Victorovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*06.10.2005*	---	---

THE LIST OF AFFILIATED PERSONS AND ENTITIES

OF OPEN JOINT STOCK COMPANY

"VOLGATELECOM"

The issuer's code: **0 0 1 3 7 – A**

As of **30 09 2005**

The issuer's location: **Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi**

The information contained in this list of affiliated persons and entities is subject to disclosure in accordance with legislation of Russian Federation on securities

The address of the web site in the Internet: **www.vt.ru**

General Director	(signature)	S.V. Omelchenko
Date "____" October 20 05	LS	

The issuer's codes	
TIN	5260901817
NRN	1025203014781

I. The structure of affiliated persons and entities as of | 3 | 0 | | 0 | 9 | | 2 | 0 | 0 | 5 |

№	Full brand name or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
1.	2.	3.	4.	5.	6.	7.
1.	***Omelchenko Sergey Valerievich***	***Samara city***	***The person exercises the authority of the single executive body of the joint stock company*** ***The person is a member of the collegiate executive body of the joint stock company***	***26.04.2005*** ***15.07.2005***	---	---
2.	***Andreev Vladimir Alexandrovich***	***Samara city***	***The person is a member of the Board of directors (supervisory council) of the joint stock company***	***28.06.2005***	---	---
3.	***Belyaev Konstantin Vladimirovich***	***Moscow***	***The person is a member of the Board of directors (supervisory council) of the***	***28.06.2005***	---	---

			joint stock company			
4.	Bobin Maxim Victorovich	Mytishchy town of Moscow oblast	The person is a member of the Board of directors (supervisory council) of the joint stock company	28.06.2005	---	---
5.	Bulancha Sergey Anatolievich	Moscow	The person is a member of the Board of directors (supervisory council) of the joint stock company	28.06.2005	---	---
6.	Grigorieva Alla Borisovna	Moscow	The person is a member of the Board of directors (supervisory council) of the joint stock company	28.06.2005	0.00061%	---
7.	Degtyarev Valeryi Victorovich	Moscow	The person is a member of the Board of directors (supervisory council) of the joint stock company	28.06.2005	---	---
8.	Kulikov Denis Victorovich	Moscow	The person is a member of the Board of directors (supervisory council) of the joint stock company	28.06.2005	---	---
9.	Kuznetsov Sergey Ivanovich	Moscow	The person is a member of the Board of directors (supervisory council) of the joint stock company	28.06.2005	---	---
10.	Slizen Vitalyi Alexandrovich	Moscow	The person is a member of the Board of directors (supervisory council) of the joint stock company	28.06.2005	---	---
11.	Fedorov Oleg Romanovich	Moscow	The person is a member of the Board of directors (supervisory council) of the joint stock company	28.06.2005	---	---
12.	Chernogorodskyi Sergey Valerievich	Moscow	The person is a member of the Board of directors (supervisory council) of the joint stock company	28.06.2005	---	---
13.	Ganeeva Alla Albertovna	Moscow	The person is a member of the collegial executive body of the joint stock company	15.07.2005	---	---

14.	***Grigorieva Lyubov Ivanovna***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	***0,000154%***	***0,000206%***
15.	***Dyakonov Mikhail Vasilievich***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
16.	***Kirillov Alexander Ivanovich***	***Yoshkar-Ola town***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	***0,066805%***	***0,087573%***
17.	***Kormilitsyna Lyudmila Alexeevna***	***Moscow***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
18.	***Pozdnyakov Denis Vyacheslavovich***	***Saint-Petersburg***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
19.	***Popkov Nikolai Ivanovich***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
20.	***Sipatova Taisiya Mikhailovna***	***Nizhny Novgorod city***	***The person is a member of the collegial executive body of the joint stock company***	***15.07.2005***	---	---
21.	***Open Joint Stock Company "Investment communication company"***	***Moscow, Pluyshchikha str., bld. 55, constr.2***	***The entity is entitled to dispose of more than 20% of the Company's voting shares*** ***The entity belongs to the same group of entities to which the joint stock company belongs***	***10.10.1995***	***38,0035%***	***50,6704%***
22.	***Closed Joint Stock Company "Commercial bank "C – Bank"***	***Izhevsk city, Lenin str., 6***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments,***	***01.12.2002***	***0,001439%***	***0,001919%***

			shares) making up the charter (reserve) capital of this entity			
23.	***Closed Joint Stock Company "Narodnyi telephone Saratov"***	***Saratov city, Kiselev str., 40***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
24.	***Closed Joint Stock Company "Nizhegorodskaya cellular communication"***	***Nizhny Novgorod city, M.Gorky sq., Dom Svyazi***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***30.03.1995***	---	---
25.	***Closed Joint Stock Company "Nizhegorodskyi radiophone"***	***Nizhny Novgorod city, M.Gorky sq., Dom Svyazi***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***26.08.1999***	---	---
26.	***Closed Joint Stock Company "Nizhegorodteleservice"***	***Nizhny Novgorod city, M.Gorky sq., Dom Svyazi***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***26.02.1997***	---	---
27.	***Closed Joint Stock Company "Orenburg – GSM"***	***Orenburg city, Volodarsky str., 11***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---

28.	***Closed Joint Stock Company "Penza – Mobile"***	***Penza city, Kuprin str., 1/3***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
29.	***Closed Joint Stock Company "Samara – Telecom"***	***Samara city, Polevaya str., 43***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
30.	***Closed Joint Stock Company "Saratov – Mobile"***	***Saratov city, Kiselev str., 40***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
31.	***Closed Joint Stock Company "TeleSvyazInform"***	***Saransk town, Bolshevistskaya str., 13***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
32.	***Closed Joint Stock Company "Transsviyaz"***	***Nizhny Novgorod city, Chaadaev str., 2***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***03.06.1997***	---	---
33.	***Closed Joint Stock Company "Ulyanovsk – GSM"***	***Ulyanovsk city, L.Tolstoy str., 60***	***The joint stock company is entitled to dispose of more than 20% of the total***	***01.12.2002***	---	---

			number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity			
34.	***Closed Joint Stock Company "Chuvashiya Mobile"***	***Cheboksary town, K.Ivanov str., 83***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
35.	***Closed Joint Stock Company "Chery Page"***	***Cheboksary town, K.Ivanov str., 83***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
36.	***Limited Liability Company "Agrofirm "REANTA"***	***Yoshkar-Ola town, Chavaina blvd. 11 a***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
37.	***Limited Liability Company "Vyatka – Page"***	***610000, Kirov city, Drelevsky str., 43/1***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	***01.12.2002***	---	---
38.	***Open Joint Stock Company "Informational commercial networks "OMRIX"***	***Orenburg city, Tereshkova str., 10***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the***	***01.12.2002***	---	---

			charter (reserve) capital of this entity			
39.	***Open Joint Stock Company "TATINCOM – T"***	***The Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	*13.10.2003*	---	---
40.	***Closed Joint Stock Company "Eriksson svyaz"***	***603009, Nizhny Novgorod city, Gagarin avenue 37***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	*25.05.1998*	---	---
41.	***Closed Joint Stock Company "Digital telecommunications"***	***Cheboksary town, Shumilov str., 20***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	*01.12.2002*	*0,000558%*	---
42.	***Limited Liability Company "Izhcom"***	***Izhevsk city, Pushkinskaya str., 278***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	*01.12.2002*	---	---
43.	***Closed Joint Stock Company "RTCOM"***	***430000, Saransk town, Kommunisticheskaya str.,54***	***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	*09.03.2005*	---	---

44.	*Limited Liability Company "Nizhegorodskyi Teleservice"*	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*13.07.2005*	---	---
45.	*Open Joint Stock Company of DLD&ILD "Rostelecom"*	*127091, Moscow city, Delegatskaya str., 5*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.05.1997*	---	---
46.	*Open Joint Stock Company "CenterTelecom"*	*141400, Moscow's oblast, Khimki town, Proletarskaya str., 23*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---
47.	*Open Joint Stock Company "North Western Telecom"*	*191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---
48.	*Open Joint Stock Company "Southern Telecom Company"*	*350000, Krasnodar city, Karasunskaya str., 66*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---
49.	*Open Joint Stock Company "Uralsvyazinform"*	*620014, Russian Federation, Yekaterinburg city, Moskovskaya str., 11*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---
50.	*Open Joint Stock Company "SibirTelecom"*	*630099, Novosibirsk city, M.Gorky str., 53*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---
51.	*Open Joint Stock Company "Dalsvyaz"*	*690950, Vladivostok city, Svetlanskaya str., 57*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---
52.	*Open Joint Stock Company of communication and informatics of the Republic of Dagestan*	*367000, the Republic of Dagestan, Makhachkala town, Lenin avenue, 3*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---
53.	*Closed Joint Stock Company "Mobile*	*119121, Moscow,*	*The entity belongs to the group of entities to which*			

	telecommunications"	*Pluyshchikha str.,55, bld., 2*	*the joint stock company belongs*	*15.09.1998*	---	---
54.	*Open Joint Stock Company "Central Telegraph"*	*125375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.05.1997*	---	---
55.	*Open Joint Stock Company "Giprosvyaz"*	*123298, Moscow, 3-rd Khoroshevskaya str., 11*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.05.1997*	---	---
56.	*Limited Liability Company Private security business "Rostelecom-bezopasnost"*	*127486, Moscow, Deguninskaya str., 2, building 2*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2002*	---	---
57.	*Closed Joint Stock Company "RusLeasingSvyaz"*	*119991, GSP-1, Moscow, B-49,* *2-nd Spasonalivskoy pereulok, 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*29.05.1997*	---	---
58.	*Closed Joint Stock Company "Startcom"*	*117909, Moscow, GSP-1,* *2-nd Spasonalivskoy pereulok, 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*20.08.1998*	---	---
59.	*Closed joint Stock Company "FK-Svyaz"*	*109316, Moscow, Volgogradskyi avenue 14*	*The entity belongs to the group of entities to which the joint stock company belongs*	*15.07.1998*	*0,000974%*	*0,001299%-*
60.	*Open Joint Stock Company "Kostromskaya city's telephone network"*	*156026, Kostroma town, Gagarin str., 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	*0,000305%*	*0.000407%*
61.	*Open Joint Stock Company "Moskovskaya city's telephone network"*	*103051, Moscow, Petrovskyi blvd., 12, bld.3*	*The entity belongs to the group of entities to which the joint stock company belongs*	*10.10.1995*	---	---
62.	*Closed Joint Stock Company "Insurance company of the trade union of communication industry employees "Costars"*	*129278, Moscow, Pavel Korchagin str.*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---

63.	*Affiliate closed joint stock company "Armavirskyi plant of communication"*	*352903, Krasnodar Territory, Armavir town, Urupskaya str.,1-a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---
64.	***Closed Joint Stock Company "Joint stock commercial industrial bank of communication facilities and informatics development "Pochtobank"***	*614096, Perm city, Lenin str., 68*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
65.	***Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"***	*656049, Barnaul town, Internatsionalnaya str.,74*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
66.	***Closed Joint Stock Company "Altel"***	*656099, Barnaul town, Lenin avenue, 54 Б*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
67.	***Closed Joint Stock Company "Baikalvestcom"***	*664005, Irkutsk city, 2-nd Zheleznodorozhnaya str., 68*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
68.	***Closed Joint Stock Company "Vestelcom"***	*127018, Moscow, Sushchevskyi val str., 26*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
69.	***Closed Joint Stock Company "Vladimir – Teleservice"***	*600017, Vladimir town, Gorokhovaya str., 20*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
70.	***Closed Joint Stock Company "BCHET"***	*Tyumen oblast, Khanty-Mansi Autonomous Area, Surgut town, Kukuevitsky str., 6*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
71.	***Closed Joint Stock Company "Globestar space telecommunications"***	*147427, Moscow, Dubovaya Roshcha str., 25, bld. 2*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
72.	***Closed Joint Stock Company "Yeniseitelecom"***	*660017, Krasnoyarsk city, Mira avenue, 102*	*The entity belongs to the group of entities to which the joint stock company*	*1995*	---	---

			belongs			
73.	*Closed Joint Stock Company "Ermak RMS"*	*Tyumen oblast, Khanty-Mansi Autonomous Area, Khanty-Mansiysk town, Mira str., 4*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
74.	*Limited Liability Company "Infinvest"*	*Russia, Perm city, Lenin str., 68*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
75.	*Closed Joint Stock Company "SteC GSM"*	*650099, Kemerovo city, Sovetskyi avenue, 61*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2001*	---	---
76.	*Limited Liability Company "Novgorod Datacom"*	*173526, Velikiy Novgorod town, Pankovka, Industrialnaya str., .22*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
77.	*Limited Liability Company "Permtelecom"*	*614000, Perm city, Podlesnaya str., 45*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
78.	*Closed Joint Stock Company "Region-network"*	*630099, Novosibirsk city, Dobrolyubov str., 12*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
79.	*Closed Joint Stock Company "Rostelegraph"*	*103375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
80.	*Closed Joint Stock Company "RTK-Center"*	*107078, Moscow, Kalancheevskaya str., 15 a 5*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1996*	---	---
81.	*CJSC "Svyazinformcomplect"*	*454087, Chelyabinsk city, Darvin str., 4a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1998*	---	---
82.	*Closed Joint Stock Company "Telebarents"*	*185014, Petrozavodsk town, Parkovaya str., 37*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1996*	---	---

83.	*Closed Joint Stock Company "Center for introduction of specialized systems"*	*454000, Chelyabinsk city, Kirov str., 161*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1998*	---	---
84.	*Closed Joint Stock Company "South-Ural cellular telephone"*	*454899, Chelyabinsk city, Kirov str., 161*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
85.	*Limited Liability Company " TyumenRuscom"*	*625048 Tyumen town, Malygin str., 56*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
86.	*Non-government pension fund "Svyazist"*	*454000, Chelyabinsk city, Tsvilling str., 10*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
87.	*Open Joint Stock Company "NGTS-Page"*	*630078, Novosibirsk-78 town, Vystavochnaya str., 15/3*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1996*	---	---
88.	*Open Joint Stock Company "Regional informational networks"*	*630102, Novosibirsk city, Kirov str., 86, room 304 a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
89.	*Open Joint Stock Company "Stavtelecom" after V.I.Kuzminov*	*355035, Stavropol city, October Revolution avenue, 10/12*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
90.	*Open Joint Stock Company "Telecom" of Ryazan oblast*	*390006, Ryazan town, Svobody str., 36*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
91.	*Limited Liability Company "AMT"*	*193167, Saint-Petersburg, Sinopskaya naberezhnaya, 14, room 201*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---
92.	*Limited Liability Company "Bona"*	*163061, Arkhangelsk town, Troitskyi avenue 45*	*The entity belongs to the group of entities to which the joint stock company*	*1997*	---	---

			belongs			
93.	***Limited Liability Company "Vlad Page"***	***600017, Vladimir town, Gorky str., 42***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
94.	***Limited Liability Company "Vladimirskyi payphone"***	***620014, Vladimir town, Stroiteley avenue, 32 "A"***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
95.	***Limited Liability Company "Informteck"***	***98600, Ukraine, Crimea, Yalta town, Sokhan str., 7***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1997***	---	---
96.	***Limited Liability Company "MobilCom"***	***600017, Vladimir town, Mira str., 17***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1999***	---	---
97.	***Limited Liability Company "Teleport Ivanovo"***	***153032, Ivanovo town, Tashkentskaya str., 90***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
98.	***Limited Liability Company "Pagetelecom"***	***162627, Vologda oblast, Cherepovets town, Stroiteley avenue, 6***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1996***	---	---
99.	***Limited Liability Company "Uralcom"***	***614060, Perm city, Krupskaya str., 2***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---
100.	***Limited Liability Company "Telecom-Stroi"***	***153017, Ivanovo town, 2-nd Minskyi pereulok, 6***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1998***	---	---
101.	***Limited Liability Company "Telecom-Terminal"***	***153000, Ivanovo town, Lenin avenue, 13***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1998***	---	---
102.	***Limited Liability Company "Ural Inform TV"***	***614060, Perm city, Krupskaya str., 2***	***The entity belongs to the group of entities to which the joint stock company belongs***	***1995***	---	---

103.	*Limited Liability Company "Factorial-99"*	*344082, Rostov-on-Don city, Bratskyi pereulok, 47*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
104.	*Non-commercial partnership "Center of investigation of telecommunications development problems"*	*119121, Moscow, Pluyshchikha str., 55/2*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2002*	---	---
105.	*Limited Liability Company "Artelecom-service"*	*163071, Arkhangelsk town , Priorov proezd, 4*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1999*	---	---
106.	*Limited Liability Company "Svyaz-Service-Irga"*	*390046, RF, Ryazan town, Esenin str., 21*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
107.	*Open Joint Stock Company " Health complex "Orbita"*	*352840, Krasnodar Territory, Tuapse district, village Olginka*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2001*	---	---
108.	*Limited Liability Company Private security enterprise "Zashchita"*	*400005, Volgograd city, Sovetskaya str., 47/1*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2001*	---	---
109.	*Limited Liability Company "Intmashservice"*	*400131, Volgograd city, Golubinskaya str., 8*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1997*	---	---
110.	*Closed Joint Stock Company "Tsentel"*	*125375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1998*	---	---
111.	*Closed Joint Stock Company "Open communications"*	*125375, Moscow, Tverskaya str., 7*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2000*	---	---
112.	*Closed Joint Stock Company "Incom"*	*121021, Moscow, Zubovskyi blvd., 27/26, constr., 3*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
113.	*Closed Joint Stock Company*	*103091, Moscow,*	*The entity belongs to the*			

	"Telecomcity"	*Delegatskaya str., 5*	*group of entities to which the joint stock company belongs*	*1997*	---	---
114.	*Limited Liability Company "RTK- Siberia"*	*660100, Krasnoyarsk city, Marx str., 246*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2003*	---	---
115.	*Closed Joint Stock Company "Moscow's center of new telecommunication technologies"*	*121002, Moscow, Arbat str., 46*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2000*	---	---
116.	*Limited Liability Company "Holiday hotel "Malakhit"*	*334200, Ukraine, Autonomous republic of Crimea, Yalta town, Shcherbak str., 15*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1995*	---	---
117.	*Limited Liability Company "South-Giprosvyaz"*	*350062, Krasnodar city, Gagarin str., 67*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2002*	---	---
118.	*Limited Liability Company "SvyazProektService"*	*123298, Moscow, 3-rd Khoroshevskaya str., 11*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2000*	---	---
119.	*Limited Liability Company "Giprosvyaz-Consulting"*	*123298, Moscow, 3-rd Khoroshevskaya str., 11*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2001*	---	---
120.	*Closed Joint Stock Company "CenterTelecom Service of Moscow oblast"*	*115446, Moscow, Kolomenskyi proezd, 1-a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2003*	---	---
121.	*Closed Joint Stock Company "CenterTelecom Service"*	*141400, Moscow oblast, Khimki town, Proletarskaya str., 23, room 101*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2003*	---	---
122.	*Open Joint Stock Company "Russia's telecommunications network"*	*101000, Moscow, Maroseika str., 2/15*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2004*	---	---
123.	*Open Joint Stock Company*	*670000, Ulan-Ude town,*	*The entity belongs to the*			

	"Joint stock company of telephone communication development "Mobiltelecom"	*Sukhe-Bator str., 7*	*group of entities to which the joint stock company belongs*	*30.06.2004*	--	---
124.	*Limited Liability Company "RSU-Telecom"*	*198095, Saint-Petersburg, Stachek blvd., 18, constr., 2, letter Б*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2003*	---	---
125.	*Limited Liability Company "RPK Svyazist"*	*Lenindgadskaya oblast, Priozernyi district, settlement Petrovskoe*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2003*	---	---
126.	*Closed Joint Stock Company "IK "Svyaz"*	*Komi Republic, Syktyvkar town, Lenin str., 60*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2004*	---	---
127.	*Limited Liability Company "Giprosvyaz-Siberia"*	*630099, Novosibirsk city, Gorky str., 53*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2004*	---	---
128.	*Limited Liability Company "Cablevideo"*	*Russia, Komi Republic, Syktyvkar town, Kuratov str., 85*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2004*	---	---
129.	*Limited Liability Company "STC-Finance"*	*350000, Krasnodar city, Karasunskaya str., 66*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2003*	---	---
130.	*Closed Joint Stock Company "Chita NET"*	*672090, Chita town, Tchaikovsky str., 22*	*The entity belongs to the group of entities to which the joint stock company belongs*	*25.08.2004*	---	---
131.	*Limited Liability Company "Parma Paging"*	*Komi Republic, Syktyvkar town, Kommunisticheskaya str., 31*	*The entity belongs to the group of entities to which the joint stock company belongs*	*16.07.2004*	---	---
132.	*Limited Liability Company "TO Aktsept"*	*350020, Krasnodar city, Kommunarov str., 235*	*The entity belongs to the group of entities to which the joint stock company*	*30.09.2004*	---	---

			belongs			
133.	*Limited Liability Company "Twer-Telecom"*	*170000, Twer town, Novotorzhskaya str., 24*	*The entity belongs to the group of entities to which the joint stock company belongs*	*31.12.2004*	---	---
134.	*Limited Liability Company "NWT-Finance"*	*191186, Saint-Petersburg, Bolshaya Morskaya str., 26, office 422*	*The entity belongs to the group of entities to which the joint stock company belongs*	*11.10.2004*	---	---
135.	*Open Joint Stock Company "Aerocom"*	*125190, Moscow, Leningradskyi avenue, 80, constr., 32*	*The entity belongs to the group of entities to which the joint stock company belongs*	*03.11.2004*	---	---
136.	*Closed Joint Stock Company TRC "Photon"*	*350001, Krasnodar city, Zheleznodorozhnaya str., 30*	*The entity belongs to the group of entities to which the joint stock company belongs*	*01.10.2004*	---	---
137.	*Closed Joint Stock Company "Telephone company – Ural"*	*620134, Ekaterinburg city, Druzhininskaya str., 48 a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*1996*	---	---
138.	*Limited Liability Company "Novgorod Datacom"*	*174126, Novgorodskaya oblast, settlement Pankovka, Industrialnaya str., 22*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2005*	---	---
139.	*Limited Liability Company "Giprosvyaz – North – West"*	*197110, Saint Petersburg, Konstantinovskyi avenue, 11 a*	*The entity belongs to the group of entities to which the joint stock company belongs*	*2005*	---	---
140.	*Closed Joint Stock Company "Association Channel TV"*	*454126, Chelyabinsk city, Vityebskaya street, 4*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.06.2005*	---	---
141.	*Limited Liability Company "Wireless informational technologies"*	*109004, Moscow, Verhnyaya Krasnoselskaya street, 9*	*The entity belongs to the group of entities to which the joint stock company belongs*	*30.06.2005*	---	---
142.	*Closed Joint Stock Company "Integrator. ru"*	*123001, Moscow, Bolshoi Kozikhinskyi pereulok, 22, constr. 1*	*The entity belongs to the group of entities to which the joint stock company*	*30.06.2005*	---	---

			belongs			
143.	***Open Joint Stock Company "Information technologies of communication" ("Svyazintek")***	***119121, Moscow, Pluyshchikha str.,, 55, constr.2***	***The entity belongs to the group of entities to which the joint stock company belongs***	***30.06.2005***	---	---

II. Changes that occurred in the list of affiliated persons and entities for the period

From 01 07 2005 till 30 09 2005

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
1.	*Occurrence of affiliation ground due to acquisition of 100% share in the charter capital of LLC "Nizhegorodskyi teleservice".*	*13.07.2005*	*15.07.2005*

Content of data about affiliated person/entity prior to the change:

Full brand name or surname, name and	Location of an entity or place of residence of a	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground	Participation share of affiliated person/entity in the charter	The stake of ordinary shares of the joint stock company that

patronymic name of an affiliated person	natural person		(grounds) occurrence	capital of the joint stock company	belongs to affiliated person/entity
2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Limited Liability Company "Nizhegorodskyi teleservice"	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	*13.07.2005*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
2.	*Termination of powers of the members of the Company's Management board, Formation of new structure of the Management board basing on the resolution of the Board of directors.*	*15.07.2005*	*15.07.2005*

1. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Samara city*	*The person is a member of the collegiate executive body of the joint stock company*	*26.04.2005*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Samara city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

2. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Grigorieva Lyubov Ivanovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	*0,0002 %*	*0,0002 %*

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Grigorieva Lyubov Ivanovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	*0,0002 %*	*0,0002 %*

3. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Dyakonov Mikhail Vasilievich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Dyakonov Mikhail Vasilievich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

4. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Kirillov Alexander Ivanovich	*Yoshkar-Ola town*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	*0,0668 %*	*0,0876 %*

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kirillov Alexander Ivanovich	*Yoshkar-Ola town*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	*0,0668 %*	*0,0876 %*

5. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Kormilitsyna Lyudmila Alexeevna	*Moscow*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Kormilitsyna Lyudmila Alexeevna	*Moscow*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

6. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Popkov Nikolai Ivanovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7

Popkov Nikolai Ivanovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

7. Content of data about affiliated person/entity prior to the change:

2	3	4			
Sipatova Taisiya Mikhailovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Sipatova Taisiya Mikhailovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

8. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Evdokimov Oleg Lvovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	*0,0002 %*	*0,0001 %*

Content of data about affiliated person/entity after the change:

Full brand name or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
---	---	---	---	---	---

9. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Elkin Sergey Leonidovich	*Samara city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	*0,0476 %*	*0,0564 %*

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

10. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Korolkov Oleg Animpadistovich	*Saratov city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	*0,1026 %*	*0,1236 %*

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

11. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Petrov Mikhail Victorovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

12. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Sklyarov Ivan Petrovich	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	*0,0010 %*	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

13. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
Shchukina Elvira Konstantinovna	*Nizhny Novgorod city*	*The person is a member of the collegiate executive body of the joint stock company*	*20.07.2004*	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

14. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Pozdnyakov Denis Vyacheslavovich	*Saint Petersburg*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

15. Content of data about affiliated person/entity prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
Ganeeva Alla Albertovna	*Moscow*	*The person is a member of the collegiate executive body of the joint stock company*	*15.07.2005*	---	---

№	Content of the change	The date of the change occurrence	The date of the change entry into the list of affiliated persons and entities
3.	*Non-commercial organization, non-government pension fund "Doveriye" ceased to be affiliated entity due to reduction of the Company's share in the charter capital of the fund*	*28.03.2003*	*30.09.2005*

Content of data about affiliated person/entity prior to the change:

Full brand name or surname, name and patronymic name of an affiliated person	Location of an entity or place of residence of a natural person	Ground (grounds) due to which a person/entity is recognized to be affiliated	The date of the ground (grounds) occurrence	Participation share of affiliated person/entity in the charter capital of the joint stock company	The stake of ordinary shares of the joint stock company that belongs to affiliated person/entity
2	3	4	5	6	7
Non-commercial organization, non-government pension fund "Doveriye"	*Nizhny Novgorod city, M.Gorky square, Dom Svyazi*	*The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*	---	---	---

Content of data about affiliated person/entity after the change:

2	3	4	5	6	7
---	---	---	---	---	---

CHANGES INTRODUCED INTO THE LIST OF AFFILIATED PERSONS AND ENTITIES of

Open Joint Stock Company "VolgaTelecom"

as of July 15, 2005

(the issuer's code: 00137-A)

General Director
S.V.Omelchenko

L.S.

Changes occurred in the list of affiliated persons and entities

№	Content of change	Date of occurrence of change	Date of introducing changes into the list of affiliated persons (entities)
1.	*Occurrence of affiliation ground due to acquisition of 100% share in LLC "Nizhegorodskiy teleservice" charter capital.*	*13.07.2005*	*15.07.2005*

Content of data on affiliated person (entity) prior to the change:

Full brand name or surname, name and patronymic name of affiliated person (entity)	Location of legal entity or the place of residence of natural person	Ground (grounds) due to which entity (person) is recognized as affiliated	Date of ground (grounds) occurrence	Equity share of affiliated person (entity) in the charter capital of the joint –stock company.	The stake of the joint- stock company's ordinary shares which belong to affiliated person (entity)
2	3	4	5	6	7
---	---	---	---	---	---

Content of data on affiliated person (entity) after the change:

2	3	4	5	6	7
Limited liability company "Nizhegorodskiy teleservice"	*Russian Federation, 603000, Nizhny Novgorod, M.Gorky square, Post house*	*The joint –stock company has the right to dispose of more than 20 percent of total number of votes by shares (contributions, stakes), making the charter (reserve) capital of the specified person (entity)*	*13.07.2005*	---	---

№	Content of change	Date of occurrence of change	Date of introducing changes into the list of affiliated persons (entities)
2.	*Termination of office of the members of the Company's Management board, formation of new Management board on the basis of the Board of directors' resolution.*	*15.07.2005*	*15.07.2005*

1.Content of data on affiliated person (entity) prior to the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Samara*	*The person is a member of the joint-stock company's collegial executive body.*	*26.04.2005*	---	---

Content of data on affiliated person (entity) after the change:

2	3	4	5	6	7
Omelchenko Sergey Valerievich	*Samara*	*The person is a member of the joint-stock company's collegial executive body*	*15.07.2005*	---	---

2. Content of data on affiliated person (entity) prior to the change:

2	3	4	5	6	7
Grigorieva Lubov Ivanovna	*Nizhny Novgorod*	*The person is a member of the joint-stock company's collegial executive body*	*20.07.2004*	*0,0002 %*	*0,0002 %*

Content of data on affiliated person (entity) after the change:

2	3	4	5	6	7
Grigorieva Lubov Ivanovna	*Nizhny Novgorod*	*The person is a member of the joint-stock company's collegial executive body*	*15.07.2005*	*0,0002 %*	*0,0002 %*

3. Content of data on affiliated person (entity) prior to the change:

2	3	4	5	6	7
Dyakonov Mikhail Vasilievich	*Nizhny Novgorod*	*The person is a member of the joint-stock company's collegial executive body*	*20.07.2004*	---	---

Content of data on affiliated person (entity) after the change:

2	3	4	5	6	7
Dyakonov Mikhail Vasilievich	*Nizhny Novgorod*	*The person is a member of the joint-stock company's collegial executive body*	*15.07.2005*	---	---

4. Content of data on affiliated person (entity) prior to the change:

2	3	4	5	6	7
Kirillov Alexander Ivanovich	*Yoshkar- Ola*	*The person is a member of the joint-stock company's collegial executive body*	*20.07.2004*	*0,0668 %*	*0,0876 %*

Content of data on affiliated person (entity) after the change:

2	3	4	5	6	7
Kirillov Alexander Ivanovich	*Yoshkar- Ola*	*The person is a member of the joint-stock company's collegial executive body*	*15.07.2005*	*0,0668 %*	*0,0876 %*

5. Content of data on affiliated person (entity) prior to the change:

2	3	4	5	6	7
Kormilitsyna Lyudmila Alexeevna	*Moscow*	*The person is a member of the joint-stock company's collegial executive body*	*20.07.2004*	---	---

Content of data on affiliated person (entity) after the change:

2	3	4	5	6	7
Kormilitsyna Lyudmila Alexeevna	*Moscow*	*The person is a member of the joint-stock company's collegial executive body*	*15.07.2005*	---	---

6. Content of data on affiliated person (entity) prior to the change:

2	3	4	5	6	7
Popkov Nikolai Ivanovich	*Nizhny Novgorod*	*The person is a member of the joint-stock company's collegial executive body*	*20.07.2004*	---	---

Content of data on affiliated person (entity) after the change:

2	3	4	5	6	7
Popkov Nikolai Ivanovich	*Nizhny Novgorod*	*The person is a member of the joint-stock company's collegial executive body*	*15.07.2005*	---	---

7. Content of data on affiliated person (entity) prior to the change:

2	3	4			
Sipatova Taisiya Mikhailovna	*Nizhny Novgorod*	*The person is a member of the joint-stock company's collegial executive body*	*20.07.2004*	---	---

Content of data on affiliated person (entity) after the change:

2	3	4	5	6	7
Sipatova Taisiya Mikhailovna	*Nizhny Novgorod*	*The person is a member of the joint-stock company's collegial executive body*	*15.07.2005*	---	---

8. Content of data on affiliated person (entity) prior to the change:

2	3	4	5	6	7
Evdokimov Oleg Lvovich	*Nizhny Novgorod*	*The person is a member of the joint-stock company's collegial executive body*	*20.07.2004*	*0,0002 %*	*0,0001 %*

Content of data on affiliated person (entity) after the change:

Full brand name or surname, name and patronymic name of affiliated person (entity)	Location of legal entity or the place of residence of natural person	Ground (grounds) due to which entity (person) is recognized as affiliated	Date of ground (grounds) occurrence	Equity share of affiliated person (entity) in the charter capital of the joint –stock company.	The stake of the joint- stock company's ordinary shares which belong to affiliated person (entity)
---	---	---	---	---	---

9. Content of data on affiliated person (entity) prior to the change:

2	3	4	5	6	7
Elkin Sergey Leonidovich	*Samara*	*The person is a member of the joint-stock company's collegial executive body*	*20.07.2004*	*0,0476 %*	*0,0564 %*

Content of data on affiliated person (entity) after the change:

2	3	4	5	6	7
---	---	---	---	---	---

10. Content of data on affiliated person (entity) prior to the change:

2	3	4	5	6	7
Korolkov Oleg Animpadistovich	*Saratov*	*The person is a member of the joint-stock company's collegial executive body*	*20.07.2004*	*0,1026 %*	*0,1236 %*

Content of data on affiliated person (entity) after the change:

2	3	4	5	6	7
---	---	---	---	---	---

11. Content of data on affiliated person (entity) prior to the change:

2	3	4	5	6	7
Petrov Mikhail Victorovich	*Nizhny Novgorod*	*The person is a member of the joint-stock company's collegial executive body*	*20.07.2004*	---	---

Content of data on affiliated person (entity) after the change:

2	3	4	5	6	7
---	---	---	---	---	---

12. Content of data on affiliated person (entity) prior to the change:

2	3	4	5	6	7
Sklyarov Ivan Petrovich	*Nizhny Novgorod*	*The person is a member of the joint-stock company's collegial executive body*	*20.07.2004*	*0,0010 %*	---

Content of data on affiliated person (entity) after the change:

2	3	4	5	6	7
---	---	---	---	---	---

13. Content of data on affiliated person (entity) prior to the change:

2	3	4	5	6	7
Shchukina Elvira Konstantinovna	*Nizhny Novgorod*	*The person is a member of the joint-stock company's collegial*	*20.07.2004*	---	---

		executive body			

Content of data on affiliated person (entity) after the change:

2	3	4	5	6	7
---	---	---	---	---	---

14. Content of data on affiliated person (entity) prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data on affiliated person (entity) after the change:

2	3	4	5	6	7
Pozdnyakov Denis Vyacheslavovich	*Saint –Petersburg*	*The person is a member of the joint-stock company's collegial executive body*	*15.07.2005*	---	---

15. Content of data on affiliated person (entity) prior to the change:

2	3	4	5	6	7
---	---	---	---	---	---

Content of data on affiliated person (entity) after the change:

2	3	4	5	6	7
Ganeeva Alla Albertovna	*Moscow*	*The person is a member of the joint-stock company's collegial executive body*	*15.07.2005*	---	---

CHANGES IN THE LIST OF AFFILIATED PERSONS of

Open Joint Stock Company "VolgaTelecom"

(The issuer's code: 00137-A)

Quarter 2 of 2005 (8)

General Director
S.V. Omelchenko

LS

Changes in the list of affiliated persons

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated persons	**Affiliated person**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**	**Affiliated person**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: ***Andreev Vladimir Alexandrovich*** Place of residence: ***Samara city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***22.06.2004***	-	-	Full name: ***Andreev Vladimir Alexandrovich*** Place of residence: ***Samara city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***28.06.2005***	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: ***Bobin Maxim Victorovich*** Place of residence: ***Mytishchy town of Moscow oblast*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***22.06.2004***	-	-	Full name: ***Bobin Maxim Victorovich*** Place of residence: ***Mytishchy town of Moscow oblast*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***28.06.2005***	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: ***Grigorieva Alla Borisovna*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***22.06.2004***	-	*0,00061%*	Full name: ***Grigorieva Alla Borisovna*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence:	-	*0,00061%*

				28.06.2005		
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: ***Degtyarev Valeryi Victorovich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***22.06.2004***	-	-	Full name: ***Degtyarev Valeryi Victorovich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***28.06.2005***	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: ***Fedorov Oleg Romanovich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***22.06.2004***	-	-	Full name: ***Fedorov Oleg Romanovich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***28.06.2005-***	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: ***Chernogorodskyi Sergey Valerievich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***22.06.2004***	-	-	Full name: ***Chernogorodskyi Sergey Valerievich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***28.06.2005***	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: ***Lyulin Vladimir Fedorovich*** Place of residence: ***Nizhny Novgorod city*** Ground: ***The person is a member of the Board of directors (supervisory council) of the joint-stock company*** The date of the ground occurrence: ***22.06.2004***	***0,10554%***	***0,01292%***	-	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution*	Full name: ***Dudchenko Vladimir Vladimirovich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the***	-	-	-	-	-

of general meeting of shareholders.	***Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***22.06.2004***					
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: ***Romskyi Georgyi Alexeevich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***22.06.2004***	-	-	-	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: ***Savchenko Victor Dmitrievich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***22.06.2004***	-	-	-	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	Full name: ***Yurchenko Evgenyi Valerievich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***22.06.2004***	-	-	-	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	-	-	-	Full name: ***Belyaev Konstantin Vladimirovich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***28.06.2005***	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*		-	-	Full name: ***Bulancha Sergey Anatolievich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-***	-	-

				stock company The date of the ground occurrence: ***28.06.2005***		
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	-	-	-	Full name: ***Kuznetsov Sergey Ivanovich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***28.06.2005***	*0,000002%*	*0,00010%*
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	-	-	-	Full name: ***Kulikov Denis Victorovich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***28.06.2005***	-	-
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of the members of the Company's Board of directors, election of new structure of the Board of directors based on the resolution of general meeting of shareholders.*	-	-	-	Full name: ***Slizen Vitalyi Alexandrovich*** Place of residence: ***Moscow city*** Ground: ***The person is a member of the Board of directors (supervisory board) of the joint-stock company*** The date of the ground occurrence: ***28.06.2005***	-	-

RECEIVED
2007 JUN 17 P 12:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHANGES IN THE LIST OF AFFILIATED PERSONS of

Open Joint Stock Company "VolgaTelecom"

(The issuer's code: 00137-A)

Quarter 2 of 2005 (7)

General Director
S.V. Omelchenko

LS

Changes in the list of affiliated persons occurred in the report quarter

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated persons	**Affiliated person**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**	**Affiliated person**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**
The date of introduction: ***30.06.2005*** Content: *Termination of authorities of a member of the Company's Management board based on the decision of the Board of directors*	Full name: ***Vystorop Vasilyi Petrovich*** Place of residence: *Nizhny Novgorod city* Ground: ***The person is a member of collegial executive body of the joint-stock company*** The date of the ground occurrence: *20.07.2004*	-	-	-	-	-

CHANGES IN THE LIST OF AFFILIATED ENTITIES of

Open Joint Stock Company "VolgaTelecom"

(The issuer's code: 00137-A)

Quarter 2 of 2005 (6)

General Director
S.V. Omelchenko

LS

Changes in the list of affiliated entities

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated entities	**Affiliated entity**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**	**Affiliated entity**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**
The date of introduction: *02.06.2005* Content: *CJSC "Pulse-Radio Yoshkar-Ola" ceased to be an affiliated entity due to the issuer's leaving the shareholding structure*	Name: ***Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola"*** Location: ***Yoshkar-Ola town, Sovietskaya str., 138*** Mail address: ***424000, Yoshkar-Ola town, Sovietskaya str., 138*** Ground: ***The joint stock company has the right to dispose of more than 20% of the total number of votes falling on stock (deposits, shares) making up the charter (reserve) capital of the specified entity*** The date of the ground occurrence: ***1.12.2002***	-	-	-	-	-
The date of introduction: *02.06.2005* Content: *CJSC "Pulse-Radio" ceased to be an affiliated entity due to the issuer's leaving the shareholding structure*	Name: ***Closed Joint Stock Company "Pulse-Radio"*** Location: ***Yoshkar-Ola town, Sovietskaya str., 138*** Mail address: ***424000, Yoshkar-Ola town, Sovietskaya str., 138*** Ground: ***The joint stock company has the right to dispose of more than 20% of the total number of votes falling on stock (deposits, shares) making up the charter (reserve) capital of the specified entity*** The date of the ground occurrence: ***1.12.2002***	-	-	-	-	-

-

RECEIVED
P 12:

CHANGES IN THE LIST OF AFFILIATED ENTITIES of

Open Joint Stock Company "VolgaTelecom"

(The issuer's code: 00137-A)

Quarter 2 of 2005 (5)

General Director
S.V. Omelchenko

LS

Changes in the list of affiliated entities

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated entities	**Affiliated entity**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**	**Affiliated entity**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**
The date of introduction: *27.05.2005* Content: *LLC "Radio-Resonance" ceased to be an affiliated entity due to the issuer's leaving the entry list*	Name: ***Limited Liability Company "Radio-Resonance"*** Location: ***Nizhny Novgorod city, Okskyi sjezd, 8*** Mail address: ***603022, Nizhny Novgorod city, Okskyi sjezd, 8*** Ground: ***The joint stock company has the right to dispose of more than 20% of the total number of votes falling on stock (deposits, shares) making up the charter (reserve) capital of the specified entity*** The date of the ground occurrence: ***8.12.1997***	-	-	-	-	-

CHANGES IN THE LIST OF AFFILIATED PERSONS of

Open Joint Stock Company "VolgaTelecom"

(The issuer's code: 00137-A)

Quarter 2 of 2005 (4)

General Director
S.V. Omelchenko

LS

Changes in the list of affiliated persons

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated persons	**Affiliated person**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**	**Affiliated person**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**
The date of introduction: *24.05.2005* Content: *termination of authority of a member of the Management board on the basis of the decision of the Board of directors*	Full name: ***Lyulin Vladimir Fedorovich*** Place of residence: *Nizhny Novgorod city* Ground: ***The person is a member of the Board of directors (supervisory council) of the joint-stock company*** The date of the ground occurrence: ***22.06.2004*** Ground: ***The person is a member of the collegiate executive body of the joint-stock company*** The date of the ground occurrence: ***20.07.2004***	*0,10554%*	*0.01292%*	Full name: ***Lyulin Vladimir Fedorovich*** Place of residence: *Nizhny Novgorod city* Ground: ***The person is a member of the Board of directors (supervisory council) of the joint-stock company*** The date of the ground occurrence: ***22.06.2004***	*0,10554%*	*0.01292%*

CHANGES IN THE LIST OF AFFILIATED PERSONS/ ENTITIES of

Open Joint Stock Company "VolgaTelecom"

(The issuer's code: 00137-A)

Quarter 2 of year 2005 (3)

General Director
S.V. Omelchenko

LS

Changes in the list of affiliated persons/ entities

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated persons/entities	**Affiliated person/entity**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**	**Affiliated person/entity**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**
The date of introduction: *04.05.2005* Content: *OJSC "Telesot" ceased to be an affiliated entity of the Company due to the sale of equity stake in the charter capital*	Name: ***Open Joint Stock Company "Telesot"*** Location: ***460050, Orenburg town, Tereshkova str., 257*** Mail address: ***460050, Orenburg town, Tereshkova str., 257*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks making up the charter capital of this entity*** Ground occurrence date: **01.12.2002**	-	-	-	-	-

CHANGES IN THE LIST OF AFFILIATED PERSONS AND ENTITIES of

Open Joint Stock Company "VolgaTelecom"

(the issuer's code: 00137-A)

Quarter 2 of year 2005 (2)

General Director
S.V. Omelchenko

LS

Changes in the list of affiliated persons and entities

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated persons and entities	**Affiliated person**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**	**Affiliated person**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**
The date of introduction: *28.04.2005* Content: *appointment of the General Director by the resolution of the Company's Board of directors*	-	-	-	Full name: ***Omelchenko Sergey Valerievich*** Place of residence: Samara city Ground: ***The person exercises the authority of the single executive body of the joint-stock company*** The date of the ground occurrence: ***26.04.2005*** Ground: ***The person is a member of the collegiate executive body of the joint-stock company*** The date of the ground occurrence: ***26.04.2005***	-	-

CHANGES IN THE LIST OF AFFILIATED PERSONS AND ENTITIES of

Open Joint Stock Company "VolgaTelecom"

(the issuer's code: 00137-A)

Quarter 2 of year 2005 (1)

Acting General Director LS

A.I.Kirillov

Changes in the list of affiliated persons and entities

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated persons and entities	**Affiliated person**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**	**Affiliated person**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**
The date of introduction: *01.04.2005* Content: *termination of authority of the General Director*	Full name: ***Lyulin Vladimir Fedorovich*** Place of residence: *Nizhny Novgorod city* Ground: ***The person exercises the authority of the single executive body of the joint-stock company*** The date of the ground occurrence: ***26.03.2003*** Ground: ***The person is a member of the Board of directors (supervisory council) of the joint-stock company*** The date of the ground occurrence: ***22.06.2004*** Ground: ***The person is a member of the collegiate executive body of the joint-stock company*** The date of the ground occurrence: ***20.07.2004***	*0,1055%*	*0.01292%*	Full name: ***Lyulin Vladimir Fedorovich*** Place of residence: *Nizhny Novgorod city* Ground: ***The person is a member of the Board of directors (supervisory council) of the joint-stock company*** The date of the ground occurrence: ***22.06.2004*** Ground: ***The person is a member of the collegiate executive body of the joint-stock company*** The date of the ground occurrence: ***20.07.2004***	*0,1055%*	*0.01292%*

VII -33

RECEIVED

THE LIST OF AFFILIATED PERSONS/ ENTITIES

Open Joint Stock Company "VolgaTelecom"
(The issuer's code: 00137-A)

31.03.2005

Acting General Director of OJSV "VolgaTelecom" LS
T.M. Sipatova

The list of affiliated persons/entities

Affiliated person/entity	Equity stake of ordinary shares in the company's charter capital	Equity stake of preferred shares in the company's charter capital
Full name: ***Andreev Vladimir Alexandrovich*** Place of residence: ***Samara city*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	---	---
Full name: ***Bobin Maxim Victorovich*** Place of residence: ***Mytishchy town of Moscow oblast*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	---	---
Full name: ***Grigorieva Alla Borisovna*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	---	***0.00061%***
Full name: ***Degtyarev Valeryi Victorovich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	---	---
Full name: ***Dudchenko Vladimir Vladimirovich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	---	---
Full name: ***Romskyi Georgyi Alexeevich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	---	---
Full name: ***Savchenko Victor Dmitrievich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	---	---
Full name: ***Fedorov Oleg Romanovich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	---	---
Full name: ***Chernogorodskyi Sergey Valerievich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	---	---

Full name: ***Yurchenko Evgenyi Valerievich*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004***	---	---
Full name: ***Vystorop Vasilyi Petrovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	---	---
Full name: ***Grigorieva Lyubov Ivanovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	***0,00015%***	---
Full name: ***Dyakonov Mikhail Vasilievich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	---	---
Full name: ***Evdokimov Oleg Lvovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	***0,00007%***	***0.00009%***
Full name: ***Elkin Sergey Leonidovich*** Place of residence: ***Samara city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	***0,04228%***	***0.00528%***
Full name: ***Kirillov Alexander Ivanovich*** Place of residence: ***Yoshkar-Ola town*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	***0,06568%***	***0.00112%***
Full name: ***Kormilitsyna Lyudmila Alexeevna*** Place of residence: ***Moscow*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	---	---
Full name: ***Korolkov Oleg Animpadistovich*** Place of residence: ***Saratov city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	***0,09269%***	***0.00990%***
Full name: ***Petrov Mikhail Victorovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	---	---
Full name: ***Popkov Nikolai Ivanovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	---	---
Full name: ***Sipatova Taisiya Mikhailovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	---	---
Full name: ***Sklyarov Ivan Petrovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	---	***0.00103%***

Full name: ***Shchukina Elvira Konstantinovna*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	---	---
Full name: ***Lyulin Vladimir Fedorovich*** Place of residence: ***Nizhny Novgorod city*** Grounds: ***The person exercises the authorities of a sole executive of the Company*** The grounds occurrence date: ***26.03.2003*** Grounds: ***The person is a member of the Company's Board of directors (supervisory council)*** The grounds occurrence date: ***22.06.2004*** Grounds: ***The person is a member of the Company's collegial executive body*** The grounds occurrence date: ***20.07.2004***	***0,1055%***	***0.01292%***
Name: ***Open Joint Stock Company "Investment communication company"*** Location: ***Moscow, Pluyshchikha str., bld. 55, constr.2*** Mail address: ***119121, Moscow, Pluyshchikha str., bld. 55, constr.2*** Grounds: ***the entity is entitled to dispose of more than 20% of the Company's voting shares*** Grounds occurrence date: ***10.10.1995***	***38,0035%***	---
Name: ***Closed Joint Stock Company "Commercial bank "C – Bank"*** Location: ***Izhevsk, Lenin str., 6*** Mail address: ***426057, Izhevsk, Lenin str., 6*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	***0,0014%***	---
Name: ***Closed Joint Stock Company "Narodnyi telephone Saratov"*** Location: ***Saratov, Kiselev str., 40*** Mail address: ***410600 Saratov, Kiselev str., 40*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "Nizhegorodskaya cellular communication"*** Location: ***Nizhny Novgorod, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod, M.Gorky sq., Post House*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***30.03.1995***	---	---
Name: ***Closed Joint Stock Company "Nizhegorodskyi radiophone"*** Location: ***Nizhny Novgorod, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod, M.Gorky sq., Post House*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity***	---	---
Name: ***Closed Joint Stock Company "Nizhegorodteleservice"*** Location: ***Nizhny Novgorod, M.Gorky sq., Post House*** Mail address: ***603107, Nizhny Novgorod, Zhukov sq., 3*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making***	---	---

up the charter (reserve) capital of this entity Grounds occurrence date: *26.02.1997*		
Name: *Closed Joint Stock Company "Orenburg – GSM"* Location: *Orenburg, Volodarsky str., 11* Mail address: *460052, Orenburg, Avtomatiki av., 8, P.O.Box 2153* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Penza – Mobile"* Location: *Penza, Kuprin str., 1/3* Mail address: *440035, Penza, Popov str., 2a* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Puls – Radio Yoshkar-Ola"* Location: *Yoshkar-Ola, Sovietskaya str., 138* Mail address: *424000, Yoshkar-Ola, Sovietskaya str., 138* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Samara – Telecom"* Location: *Samara, Polevaya str., 43* Mail address: *443001, Samara, Polevaya str., 43* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Saratov – Mobile"* Location: *Saratov, Kiselev str., 40* Mail address: *410004, Saratov, Chernyshevskyi str., 88, bld. 5* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "TeleSvyazInform"* Location: *Saransk, Bolshevistskaya str., 13* Mail address: *430000, Saransk, Bolshevistskaya str., 13* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Transsviyaz"* Location: *Nizhny Novgorod, Chaadaev str., 2* Mail address: *603116, Nizhny Novgorod, Gordeevskaya str., bld.5* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *3.06.1997*	---	---
Name: *Closed Joint Stock Company "Ulyanovsk – GSM"* Location: *Ulyanovsk, L.Tolstoy str., 60* Mail address: *432063, Ulyanovsk, Goncharov str., 52* Grounds: *The joint stock company is entitled to dispose of more than 20% of*	---	---

the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity Grounds occurrence date: *1.12.2002*		
Name: *Closed Joint Stock Company "Chuvashiya Mobile"* Location: *Cheboksary, K.Ivanov str., 83* Mail address: *428018, Cheboksary, K.Ivanov str., 83* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Closed Joint Stock Company "Chery Page"* Location: *Cheboksary, K.Ivanov str., 83* Mail address: *428018, Cheboksary, K.Ivanov str., 83* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Non-profitable organization non-government pension fund "Doveriye"* Location: *Nizhny Novgorod, M.Gorky sq., Post House* Mail address: *603000, Nizhny Novgorod, M.Gorky sq., Post House* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *24.10.1997*	---	---
Name: *Limited Liability Company "Agrofirm "REANTA"* Location: *Yoshkar-Ola, Chavaina blvd. 11 a* Mail address: *424000, Yoshkar-Ola, Chavaina blvd. 11 a* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Limited Liability Company "Vyatka – Page"* Location: *610000, Kirov, Drelevsky str., 43/1* Mail address: *610000, Kirov, Drelevsky str., 43/1* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	---	---
Name: *Limited Liability Company "Radio –Resonance"* Location: *Nizhny Novgorod, Okskyi sjezd,, 8* Mail address: *603022. Nizhny Novgorod, Okskyi sjezd,, 8* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *8.12.1997*	---	—
Name: *Open Joint Stock Company "Informational commercial networks "OMRIX"* Location: *Orenburg, Tereshkova str., 10* Mail address: *460018, Orenburg, Tereshkova str., 10* Grounds: *The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity* Grounds occurrence date: *1.12.2002*	—	—
Name: *Open Joint Stock Company "Telesot"* Location: *Orenburg, Tereshkova str., 257*	—	—

Mail address: ***460050, Orenburg, Tereshkova str., 257*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***		
Name: ***Closed Joint Stock Company Joint Venture "Puls – Radio"*** Location: ***Yoshkar-Ola, Sovietskaya str., 138*** Mail address: ***424000, Yoshkar-Ola, Sovietskaya str., 138*** Grounds: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Open Joint Stock Company "Tatincom – T"*** Location: ***the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A*** Mail address: ***420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A*** Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***13.10.2003***	---	---
Name: ***Closed Joint Stock Company "Eriksson svyaz"*** Location: ***603009, Nizhny Novgorod, Gagarin avenue 37*** Mail address: ***603129, RF, Nizhny Novgorod, Yanka Kupala str., 10*** Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***25.05.1998***	---	---
Name: ***Closed Joint Stock Company "Digital telecommunications"*** Location: ***Cheboksary, Shumilov str., 20*** Mail address: ***428031, Cheboksary, Shumilov str., 20*** Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	***0,0006%***
Name: ***Limited Liability Company "Izhcom"*** Location: ***Izhevsk, Pushkinskaya str., 278*** Mail address: ***426057, Izhevsk, K.Marx str., 206*** Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter (reserve) capital of this entity*** Grounds occurrence date: ***1.12.2002***	---	---
Name: ***Closed Joint Stock Company "RTCOM"*** Location: ***430000, Saransk, Kommunisticheskaya str.,54*** Mail address: ***430000, Saransk, Kommunisticheskaya str.,54*** Grounds: ***The joint stock company is entitled to dispose of more than 20,0 % of the total number of votes falling at the stocks (investments, shares) making up the charter capital of this entity*** Grounds occurrence date: ***09.03.2005***	---	—
Name: ***Open Joint Stock Company of DLD&ILD "Rostelecom"*** Location: ***127091, Moscow city, Delegatskaya str., 5*** Mail address: ***125047, Moscow city, 1-st Tverskaya-Yamskaya str., 14*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.05.1997***	—	—
Name: ***Open Joint Stock Company "CenterTelecom"***		

Location: ***141400, Moscow's oblast, Khimki town, Proletarskaya str., 23*** Mail address: ***125993, Moscow city, GSP-3, Degtyarnyi pereulok 6, building 2*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Open Joint Stock Company "North Western Telecom"*** Location: ***191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)*** Mail address: ***191186, St.Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya str., 26)*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Open Joint Stock Company "Southern Telecom Company"*** Location: ***350000, Krasnodar city, Karasunskaya str., 66*** Mail address: ***350000, Krasnodar city, Karasunskaya str., 66*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Open Joint Stock Company "Uralsvyazinform"*** Location: ***620014, Russian Federation, Yekaterinburg city, Moskovskaya str., 11*** Mail address: ***620014, Russian Federation, Yekaterinburg city, Moskovskaya str., 11*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Open Joint Stock Company "SibirTelecom"*** Location: ***630099, Novosibirsk city, M.Gorki str., 53*** Mail address: ***630099, Novosibirsk city, M.Gorki str., 53*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Open Joint Stock Company "Dalsvyaz"*** Location: ***690950, Vladivostok city, Svetlanskaya str., 57*** Mail address: ***690950, Vladivostok city, Svetlanskaya str., 57*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Dagestan's open joint stock company of communication and informatics*** Location: ***367012, the Republic of Dagestan, Makhachkala town, Lenin avenue, 3*** Mail address: ***367012, the Republic of Dagestan, Makhachkala town, Lenin avenue, 3*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***10.10.1995***	---	---
Name: ***Closed Joint Stock Company "Mobile telecommunications"*** Location: ***119121, Moscow city, Pluyshchikha str.,55, bld., 2*** Mail address: ***119121, Moscow city, Pluyshchikha str.,55, bld., 2*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***15.09.1998***	---	---

Name: *Open Joint Stock Company "Central Telegraph"* Location: *125375, Moscow city, Tverskaya str., 7* Mail address: *125375, Moscow city, Tverskaya str., 7* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *30.05.1997*	---	---
Name: *Open Joint Stock Company "Giprosvyaz"* Location: *123298, Moscow city, 3-rd Khoroshevskaya str., 11* Mail address: *123298, Moscow city, 3-rd Khoroshevskaya str., 11* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *30.05.1997*	---	---
Name: *Limited Liability Company Private security business "Rostelecom-bezopasnost"* Location: *127486, Moscow city, Deguninskaya str., 2, building 2* Mail address:*127486, Moscow city, Deguninskaya str., 2, building 2* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2002*	---	---
Name: *Closed Joint Stock Company "RusLeasingSvyaz"* Location: *119991, GSP-1, Moscow, B-49,* *2-nd Spasonalivskoy pereulok, 6* Mail address: *119991, GSP-1, Moscow, B-49,* *2-nd Spasonalivskoy pereulok, 6* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *29.05.1997*	---	---
Name: *Closed Joint Stock Company "Startcom"* Location: *117909, Moscow, GSP-1,* *2-nd Spasonalivskoy pereulok, 6* Mail address: *129010, Moscow, Bolshaya Spasskaya str.,12, office 56* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *20.08.1998*	---	---
Name: *Closed joint Stock Company "FK-Svyaz"* Location: *109316, Moscow, Volgogradskyi avenue 14* Mail address: *109316, Moscow, Volgogradskyi avenue 14* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *15.07.1998*	*0,001%*	---
Name: *Open Joint stock Company "Kostromskaya city's telephone network"* Location: *156026, Kostroma town, Gagarin str., 6* Mail address: *156026, Kostroma town, Gagarin str., 6* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *10.10.1995*	---	---
Name: *Open Joint Stock Company "Moskovskaya city's telephone network"* Location: *103051, Moscow, Petrovskyi blvd., 12, bld.3* Mail address: *127994, Moscow, Petrovskyi blvd., 12, bld.3, room 51, GSP 4* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *10.10.1995*	---	---
Name: *Closed Joint Stock Company "Insurance company of the trade union of communication industry employees "Costars"*	---	---

Location: *129278, Moscow, Pavel Korchagin str.* Mail address: *129278, Moscow, Pavel Korchagin str.* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*		
Name: *Affiliate closed joint stock company "Armavirskyi plant of communication"* Location: *352903, Krasnodarskyi krai, Armavir town, Urupskaya str.,1-a* Mail address: *352903, Krasnodarskyi krai, Armavir town, Urupskaya str.,1-a* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1999*	---	---
Name: *Closed Joint Stock Company "Joint-stock commercial industrial bank of communication facilities and informatics development "Pochtobank"* Location: *614096, Perm, Lenin str., 68* Mail address: *614096, Perm, Lenin str., 68* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	---	---
Name: *Closed Joint Stock Company "Altaiskaya investment company "ALTINCOM"* Location: *656049, Barnaul town, Internatsionalnaya str.,74* Mail address: *656002, Barnaul town, Kalinin avenue, 6 a* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	---	---
Name: *Closed Joint Stock Company "Altel"* Location: *656099, Barnaul town, Lenin avenue, 54 B* Mail address: *656015, Barnaul town, Krasnoarmeiskyi avenue, 108* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	---	---
Name: *Closed Joint Stock Company "Baikalvestcom"* Location: *664005, Irkutsk city, 2-nd Zheleznodorozhnaya str., 68* Mail address: *664005, Irkutsk city, 2-nd Zheleznodorozhnaya str., 68* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	---	---
Name: *Closed Joint Stock Company "Vestelcom"* Location: *127018, Moscow, Sushchevskyi val str., 26* Mail address: *117018, Moscow, Butlerov str., 7* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	---	---
Name: *Closed Joint Stock Company "Vladimir – Teleservice"* Location: *600017, Vladimir town, Gorokhovaya str., 20* Mail address: *600021, Vladimir town, Krasnoarmeiskaya str., 45a* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	---	---
Name: *Closed Joint Stock Company "BCHET"* Location: *Tyumen oblast, Khanty-Mansi Autonomous Area, Surgut town, Kukuevitsky str., 6* Mail address: *628400, Tyumen oblast, Khanty-Mansi Autonomous Area, Surgut town, Kukuevitsky str., 6*	---	---

Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*		
Name: *Closed Joint Stock Company "Globestar Space communications"* Location: *147427, Moscow, Dubovaya Roshcha str., 25, bld. 2* Mail address: *103104, Moscow, Sytinskyi pereulok, 3/25, bld. 5* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: 1997	—	—
Name: *Closed Joint Stock Company "Dagestanskaya cellular communication"* Location: *367012, Makhachkala town, Oskar str.,7* Mail address: *367012, Makhachkala town, Lenin avenue 3* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Closed Joint Stock Company "Yeniseitelecom"* Location: *660017, Krasnoyarsk city, Mira avenue, 102* Mail address: *660022, Krasnoyarsk city, Aerovokzalnaya str., 4 B, str. 3* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Closed Joint Stock Company "Ermak RMS"* Location: *Tyumen oblast, Khanty-Mansi Autonomous Area, Khanty-Mansiysk town, Mira str., 4* Mail address: *628011, Tyumen oblast, Khanty-Mansi Autonomous Area, Khanty-Mansiysk town, Mira str., 4* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Limited Liability Company "Infinvest"* Location: *Russia, Perm city, Lenin str., 68* Mail address: *614077, Perm city, P.Lumumba str., 6* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—
Name: *Closed Joint Stock Company "SteC GSM"* Location: *650099, Kemerovo city, Sovetskyi avenue, 61* Mail address: *650000, Kemerovo city, Vesenniya avenue, 24 a, 105* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2001*	—	—
Name: *Limited Liability Company "Novgorod Datacom"* Location: *173526, Velikiy Novgorod town, Pankovka, Industrialnaya str., .22* Mail address:*173000, Velikiy Novgorod town, Mikhailov str., 20* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1997*	—	—
Name: *Limited Liability Company "Permtelecom"* Location: *614000, Perm city, Podlesnaya str., 45* Mail address:*614000, Perm city, Podlesnaya str., 45* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	—	—

Name: *Closed Joint Stock Company "Region-network"* Location: *630099, Novosibirsk city, Dobrolyubov str., 12* Mail address: *630099, Novosibirsk city, Dobrolyubov str., 12* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1997*	---	---
Name: *Closed Joint Stock Company "Rostelegraph"* Location: *103375, Moscow, Tverskaya str., 7* Mail address: *103375, Moscow, Tverskaya str., 7* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	---	---
Name: *Closed Joint Stock Company "RTK-Center"* Location: *107078, Moscow, Kalancheevskaya str., 15 a 5* Mail address: *107078, Moscow, Kalancheevskaya str., 15 a* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1996*	---	---
Name: *CJSC "Svyazinformcomplect"* Location: *454087, Chelyabinsk city, Darvin str., д.4а* Mail address: *454087, Chelyabinsk city, Darvin str., д.4а* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1998*	---	---
Name: *Closed Joint Stock Company "Telebarents"* Location: *185014, Petrozavodsk town, Parkovaya str., 37* Mail address: *185014, Petrozavodsk town, Parkovaya str., 37* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1996*	---	---
Name: *Closed Joint Stock Company "Ural-Teleservice"* Location: *620110, Ekaterinburg city, Lunacharskyi str., 134б* Mail address: *620027, Ekaterinburg city, Shevchenko str., 9, room 423* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	---	---
Name: *Closed Joint Stock Company "Center for introduction of specialized systems"* Location: *454000, Chelyabinsk city, Kirov str., 161* Mail address: *454000, Chelyabinsk city, Kirov str., 161* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1998*	---	---
Name: *Closed Joint Stock Company "South-Ural cellular telephone"* Location: *454899, Chelyabinsk city, Kirov str., 161* Mail address: *454000, Chelyabinsk city, Kirov str., 104, P.O.Box 122* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	---	---
Name: *Closed Joint Stock Company "Saint-Petersburg's Center of electric communication"* Location: *193232, Saint-Petersburg, Bolshevikov avenue, 24* Mail address: *199053, Saint-Petersburg, Vasilievskyi ostrov, line 3, 30/32* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs*	---	---

Ground occurrence date: *1995*		
Name: *Limited Liability Company " TyumenRuscom"* Location: *625048, Tyumen town, Malygin str., 56* Mail address: *625002, Tyumen town, Saako str., 5/2* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	---	---
Name: *Non-government pension fund "Svyazist"* Location: *454000, Chelyabinsk city, Tsvilling str., 10* Mail address: *454000, Chelyabinsk city, Tsvilling str., 10* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1997*	---	---
Name: *Open Joint Stock Company "NGTS-Page"* Location: *630078, Novosibirsk-78 town, Vystavochnaya str., 15/3* Mail address: *630048, Novosibirsk city, Sibiryakov-Gvardeitsev str., 22* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1996*	---	---
Name: *Open Joint Stock Company "Regional informational networks"* Location: *630102, Novosibirsk city, Kirov str., 86, room 304 a* Mail address: *630099, Novosibirsk city, Trudovaya str., 1* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	---	---
Name: *Open Joint Stock Company "Stavtelecom" after V.I.Kuzminov* Location: *355035, Stavropol city, October Revolution avenue, 10/12* Mail address: *355035, Stavropol city, October Revolution avenue, 23, P.O.Box 15/85* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	---	---
Name: *Open Joint Stock Company "Telecom" of Ryazan oblast* Location: *390006, Ryazan town, Svobody str., 36* Mail address: *390000, Ryazan town, Uritskyi str., 33* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1995*	---	---
Name: *Limited Liability Company "AMT"* Location: *193167, Saint-Petersburg, Sinopskaya naberezhnaya, 14, room 201* Mail address: *191186, Saint-Petersburg, B.Morskaya str., 3-5* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1999*	---	---
Name: *Limited Liability Company "Bona"* Location: *163061, Arkhangelsk town, Troitskyi avenue 45* Mail address: *163061, Arkhangelsk town, Troitskyi avenue 45* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *1997*	---	---
Name: *Limited Liability Company "Vlad Page"* Location: *600017, Vladimir town, Gorky str., 42* Mail address: *600017, Vladimir town, Gorky str., 42* Ground: *the entity belongs to the same group of entities to which the joint*	---	---

stock company belongs Ground occurrence date: ***1995***		
Name: ***Limited Liability Company "Vladimirskyi payphone"*** Location: ***620014, Vladimir town, Stroiteley avenue, 32 "A"*** Mail address: ***620014, Vladimir town, Stroiteley avenue, 32 "A"*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	---	---
Name: ***Limited Liability Company "Informteck"*** Location: ***98600, Ukraine, the Crimea, Yalta town, Sokhan str., 7*** Mail address: ***98600, Ukraine, the Crimea, Yalta town, Sokhan str., 7*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1997***	---	---
Name: ***Limited Liability Company "MobilCom"*** Location: ***600017, Vladimir town, Mira str., 17*** Mail address: ***600017, Vladimir town, Gorky str., 40*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1999***	---	---
Name: ***Limited Liability Company "Teleport Ivanovo"*** Location: ***153032, Ivanovo town, Tashkentskaya str., 90*** Mail address: ***153032, Ivanovo town, Tashkentskaya str., 90*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	---	---
Name: ***Limited Liability Company "Pagetelecom"*** Location: ***162627, Vologda oblast, Cherepovets town, Stroiteley avenue, 6*** Mail address: ***162627, Vologda oblast, Cherepovets town, Stroiteley avenue, 6*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1996***	---	---
Name: ***Limited Liability Company "Uralcom"*** Location: ***614060, Perm city, Krupskaya str., 2*** Mail address: ***614060, Perm city, Krupskaya str., 2*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	---	---
Name: ***Limited Liability Company "Telecom-Stroi"*** Location: ***153017, Ivanovo town, 2-nd Minskyi pereulok, 6*** Mail address: ***153017, Ivanovo town, 2-nd Minskyi pereulok, 6*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1998***	---	---
Name: ***Limited Liability Company "Telecom-Terminal"*** Location: ***153000, Ivanovo town, Lenin avenue, 13*** Mail address: ***153000, Ivanovo town, Lenin avenue, 13*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1998***	---	---
Name: ***Limited Liability Company "Ural Inform TV"*** Location: ***614060, Perm city, Krupskaya str., 2*** Mail address: ***614060, Perm city, Krupskaya str., 2*** Ground: ***the entity belongs to the same group of entities to which the joint***	---	---

stock company belongs Ground occurrence date: ***1995***		
Name: ***Limited Liability Company "Factorial-99"*** Location: ***344082, Rostov-on-Don city, Bratskyi pereulok, 47*** Mail address: ***344082, Rostov-on-Don city, Bratskyi pereulok, 47*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	---	---
Name: ***Non-commercial partnership "Center of investigation of telecommunications development problems"*** Location: ***119121, Moscow, Pluyshchikha str., 55/2*** Mail address: ***119121, Moscow, Smolenskaya sq., 3*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2002***	---	---
Name: ***Limited Liability Company "Artelecom-service"*** Location: ***163071, Arkhangelsk town , Priorov proezd, 4*** Mail address: ***163071, Arkhangelsk town , Priorov proezd, 4*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1999***	---	---
Name: ***Limited Liability Company "Svyaz-Service-Igra"*** Location: ***390046, RF, Ryazan town, Esenin str., 21*** Mail address: ***390046, RF, Ryazan town, Lermontovskaya str., 20, room 13*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	---	---
Name: ***Closed Joint Stock Company "Center of logistics support"*** Location: ***350001, Krasnodar city, Vishnyakova str., 5/2*** Mail address: ***350001, Krasnodar city, Vishnyakova str., 5/2*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2001***	---	---
Name: ***Open Joint Stock Company " Health-improving complex "Orbita"*** Location: ***352840, Krasnodar Territory, Tuapse district, village Olginka*** Mail address: ***352840, Krasnodar Territory, Tuapse district, village Olginka*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2001***	---	---
Name: ***Limited Liability Company Private security enterprise "Zashchita"*** Location: ***400005, Volgograd city, Sovetskaya str., 47/1*** Mail address: ***400005, Volgograd city, Sovetskaya str., 47/1*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2001***	---	---
Name: ***Limited Liability Company "Intmashservice"*** Location: ***400131, Volgograd city, Golubinskaya str., 8*** Mail address: ***400048, Volgograd city, Zhukov str., 121*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1997***	---	---
Name: ***Limited Liability Company "Private security enterprise "Ekrantelecom"*** Location: ***634034, Tomsk town, Pirogov str., 13***	---	---

Mail address: ***634034, Tomsk town, Pirogov str., 13*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2002***		
Name: ***Closed Joint Stock Company "Tsentel"*** Location: ***125375, Moscow, Tverskaya str., 7*** Mail address: ***125375, Moscow, Tverskaya str., 7*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1998***	---	---
Name: ***Closed Joint Stock Company "Otkrytye communications"*** Location: ***125375, Moscow, Tverskaya str., 7*** Mail address: ***125993, Moscow, Pravdy str., 24*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2000***	---	---
Name: ***Closed Joint Stock Company "Incom"*** Location: ***121021, Moscow, Zubovskyi blvd., 27/26, constr., 3*** Mail address:***121021, Moscow, Zubovskyi blvd., 27/26, constr., 3*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	---	---
Name: ***Closed Joint Stock Company "Telecomcity"*** Location: ***103091, Moscow, Delegatskaya str., 5*** Mail address: ***103091, Moscow, Delegatskaya str., 5*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1997***	---	---
Name: ***Limited Liability Company "RTK- Siberia"*** Location: ***660100, Krasnoyarsk city, Marx str., 246*** Mail address: ***660100, Krasnoyarsk city, Marx str., 246*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2003***	---	---
Name: ***Closed Joint Stock Company "Moscow's center of new telecommunication technologies"*** Location: ***121002, Moscow, Arbat str., 46*** Mail address: ***121002, Moscow, Arbat str., 46*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2000***	---	---
Name: ***Limited Liability Company "Holiday hotel "Malakhit"*** Location: ***334200, Ukraine, Autonomous republic of Crimea, Yalta town, Shcherbak str., 15*** Mail address: ***334200, Ukraine, Autonomous republic of Crimea, Yalta town, Shcherbak str., 15*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1995***	---	---
Name: ***Limited Liability Company "South-Giprosvyaz"*** Location: ***350062, Krasnodar city, Gagarin str., 67*** Mail address: ***350062, Krasnodar city, Gagarin str., 67*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2002***	---	---

Name: *Limited Liability Company "SvyazProektService"* Location: *123298, Moscow, 3-rd Khoroshevskaya str., 11* Mail address: *123298, Moscow, 3-rd Khoroshevskaya str., 11* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2000*	---	---
Name: *Limited Liability Company "Giprosvyaz-Consulting"* Location: *123298, Moscow, 3-rd Khoroshevskaya str., 11* Mail address: *123298, Moscow, 3-rd Khoroshevskaya str., 11* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2001*	---	---
Name: *Closed Joint Stock Company "CenterTelecom Service of Moscow oblast"* Location: *115446, Moscow, Kolomenskyi proezd, 1-a* Mail address: *115446, Moscow, Academician Volgin str., 33, office 143* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2003*	---	---
Name: *Closed Joint Stock Company "CenterTelecom Service"* Location: *141400, Moscow oblast, Khimki town, Proletarskaya str., 23, room 101* Mail address: *130031, Moscow, Dmitrovskyi pereulok, 3, constr., 1* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2003*	---	---
Name: *Open Joint Stock Company "Russia's telecommunications network"* Location: *101000, Moscow, Maloroseika str., 2/15* Mail address: *117437, Moscow, Profsoyuznaya str., 108* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2004*	---	---
Name: *Open Joint Stock Company "Joint-stock company of telephone communication development "Mobiltelecom"* Location: *670000, Ulan-Ude town, Sukhe-Bator str., 7* Mail address: *670000, Ulan-Ude town, Sukhe-Bator str., 7* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *30.06.2004*	---	---
Name: *Limited Liability Company "RSU-Telecom"* Location: *198095, Saint-Petersburg, Stachek blvd., 18, constr., 2, letter Б* Mail address: *198095, Saint-Petersburg, Stachek blvd., 18, constr., 2, letter Б* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2003*	---	---
Name: *Limited Liability Company "RPK Svyazist"* Location: *Lenindgadskaya oblast, Priozernyi district, settlement Petrovskoe* Mail address: *118732, Lenindgadskaya oblast, Priozernyi district, settlement Petrovskoe* Ground: *the entity belongs to the same group of entities to which the joint stock company belongs* Ground occurrence date: *2003*	---	---
Name: *Closed Joint Stock Company "IK "Svyaz"* Location: *Komi Republic, Syktyvkar town, Lenin str., 60* Mail address: *167610, Komi Republic, Syktyvkar town, Lenin str., 60*	---	---

Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2004***		
Name: ***Limited Liability Company "Giprosvyaz-Siberia"*** Location: ***630099, Novosibirsk city, Gorky str., 53*** Mail address: ***630078, Novosibirsk city, Vystavochnaya str., 15/3*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2004***	—	—
Name: ***Limited Liability Company "Cablevideo"*** Location: ***Russia, Komi Republic, Syktyvkar town, Kuratov str., 85*** Mail address: ***167981, Komi Republic, Syktyvkar town, Kuratov str., 85*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2004***	—	—
Name: ***Limited Liability Company "STC-Finance"*** Location: ***350000, Krasnodar city, Karasunskaya str., 66*** Mail address: ***350000, Krasnodar city, Karasunskaya str., 66*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2003***	—	—
Name: ***Closed Joint Stock Company "Chita NET"*** Location: ***672090, Chita town, Chaikovsky str., 22*** Mail address: ***672090, Chita town, Chaikovsky str., 22*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***25.08.2004***	—	—
Name: ***Limited Liability Company "Parma Paging"*** Location: ***Komi Republic, Syktyvkar town, Kommunisticheskaya str., 31*** Mail address: ***167610, Komi Republic, Syktyvkar town, Kommunisticheskaya str., 31*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***16.07.2004***	—	—
Name: ***Limited Liability Company "TO Aktsept"*** Location: ***350020, Krasnodar city, Kommunarov str., 235*** Mail address: ***350020, Krasnodar city, Kommunarov str., 235*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***30.09.2004***	—	—
Name: ***Limited Liability Company "Twer-Telecom"*** Location: ***170000, Twer town, Novotorzhskaya str., 24*** Mail address: ***170000, Twer town, Novotorzhskaya str., 24*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***31.12.2004***	—	—
Name: ***Limited Liability Company "NWT-Finance"*** Location: ***191186, Saint-Petersburg, Bolshaya Morskaya str., 26, office 422*** Mail address: ***191186, Saint-Petersburg, Bolshaya Morskaya str., 26, office 422*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***11.10.2004***	—	—
Name: ***Open Joint Stock Company "Aerocom"***		

Location: ***125190, Moscow, Leningradskyi avenue, 80, constr., 32*** Mail address: ***117437, Moscow, Profsoyuznaya str., 108, office 326*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***03.11.2004***	---	---
Name: ***Closed Joint Stock Company TPC "Foton"*** Location: ***350001, Krasnodar city, Zheleznodorozhnaya str., 30*** Mail address: ***350001, Krasnodar city, Zheleznodorozhnaya str., 30*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***01.10.2004***	---	---
Name: ***Closed Joint Stock Company "Telephone company – Ural"*** Location: ***620134, Ekaterinburg city, Druzhininskaya str., 48 a*** Mail address: ***620090, Ekaterinburg city, Tekhnicheskaya str., 18 б*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***1996***	---	---
Name: ***Limited Liability Company "Novgorod Datacom"*** Location: ***174126, Novgorodskaya oblast, settlement Pankovka, Industrialnaya str., 22*** Mail address: ***173000, Velikiy Novgorod town, Mikhailov str., 20*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2005***	---	---
Name: ***Limited Liability Company "Giprosvyaz – North – West"*** Location: ***197110, Saint Petersburg, Konstantinovskyi avenue, 11 a*** Mail address: ***197110, Saint Petersburg, Konstantinovskyi avenue, 11 a*** Ground: ***the entity belongs to the same group of entities to which the joint stock company belongs*** Ground occurrence date: ***2005***	---	---

CHANGES in the List of affiliated persons/entities of OJSC "VolgaTelecom" That occurred during the report quarter

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated persons/entities	**Affiliated person/entity**	**Share of ordinary stock in the Company's charter capital**	**Share of preferred stock in the Company's charter capital**	**Affiliated person/entity**	**Share of ordinary stock in the Company's charter capital**	**Share of preferred stock in the Company's charter capital**
The date of introduction: *11.02.2005* Content: *withdrawal from the structure of shareholders of CJSC "Cellular communication of Mordoviya" due to the sale of 60% interest.*	Name: ***Closed Joint stock Company "Cellular communication of Mordoviya"*** Location: ***Saransk town, Bolshevistskaya str., 13*** Mail address: ***430000, Saransk town, Kommunisticheskaya str., 52*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks making up the charter capital of this entity*** Ground occurrence date: ***01.12.2002***	-	-	-	-	-
The date of introduction: *11.03.2005* Content: *occurrence of affiliation due to the acquisition of 100% interest of CJSC "RTCOM"*	-	-	-	Name: ***Closed Joint Stock Company "RTCOM"*** Location: ***430000, Saransk town, Kommunisticheskaya str., 54*** Mail address: ***430000, Saransk town, Kommunisticheskaya str., 54*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the***	-	-

				stocks making up the charter capital of this entity Ground occurrence date: ***March 9, 2005***		
The date of introduction: *11.03.2005* Content: *change of fraction of the Company's shares belonging to an affiliated person*	Full name: ***Lyulin Vladimir Fedorovich*** Place of residence: *Nizhny Novgorod city* Ground: ***The person exercises the authorities of sole executive body of the joint stock company*** The date of the ground occurrence: ***26.03.2003*** Ground: ***The person is a member of the Board of directors (Supervisory council) of the joint stock company*** The date of the ground occurrence: ***22.06.2004*** Ground: ***The person is a member of collegial executive body of the joint stock company*** The date of the ground occurrence: ***20.07.2004***	*0,13603%*	*0.01292%*	Full name: ***Lyulin Vladimir Fedorovich*** Place of residence: *Nizhny Novgorod city* Ground: ***The person exercises the authorities of sole executive body of the joint stock company*** The date of the ground occurrence: ***26.03.2003*** Ground: ***The person is a member of the Board of directors (Supervisory council) of the joint stock company*** The date of the ground occurrence: ***22.06.2004*** Ground: ***The person is a member of collegial executive body of the joint stock company*** The date of the ground occurrence: ***20.07.2004***	*0,1055%*	*0.01292%*
The date of introduction: *31.03.2005* Content: *the entity is the Company's affiliate*	-	-	-	Name: ***Closed Joint Stock Company "Eriksson svyaz"*** Location: ***603009, Nizhny Novgorod city, Gagarin avenue, 37*** Mail address: ***603129, RF, Nizhny Novgorod city, Yanka Kupala str., 10*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence:	-	-

				25.05.1998		
The date of introduction: *31.03.2005* Content: *the entity is the Company's affiliate*	-	-	-	Name: ***Closed Joint Stock Company "Digital telecommunications"*** Location: ***Cheboksary town, Shumilov str., 20*** Mail address: ***428031, Cheboksary town, Shumilov str., 20*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***1.12.2002***	-	*0,0006%*
The date of introduction: *31.03.2005* Content: *the entity is the Company's affiliate*	-	-	-	Name: ***Limited Liability Company "Izhcom"*** Location: ***Izhevsk city, Pushkinskaya str., 278*** Mail address: ***426057, Izhevsk city, K.Marx str., 206*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***1.12.2002***	-	-
The date of introduction: *31.03.2005* Content: *change of fraction of the Company's shares belonging to an affiliated entity*	Name: ***Closed Joint Stock Company "Commercial bank "C-Bank"*** Location: ***Izhevsk city, Lenin str., 6*** Mail address: ***426057, Izhevsk city, Lenin str., 6*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter***	*0,0014%*	*0,0137%*	Name: ***Closed Joint Stock Company "Commercial bank "C-Bank"*** Location: ***Izhevsk city, Lenin str., 6*** Mail address: ***426057, Izhevsk city, Lenin str., 6*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the***	*0,0014%*	-

	(reserve) capital of this entity The date of the ground occurrence: ***1.12.2002***			***charter (reserve) capital of this entity*** The date of the ground occurrence: ***1.12.2002***		
The date of introduction: *31.03.2005* Content: *change of fraction of the Company's shares belonging to an affiliated entity*	Name: ***Non-profit organization non-government pension fund "Doveriye"*** Location: ***Nizhny Novgorod city, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod city, M.Gorky sq., Post House*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***24.10.1997***	***0,00279%***	-	Name: ***Non-profit organization non-government pension fund "Doveriye"*** Location: ***Nizhny Novgorod city, M.Gorky sq., Post House*** Mail address: ***603000, Nizhny Novgorod city, M.Gorky sq., Post House*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***24.10.1997***	-	-
The date of introduction: *31.03.2005* Content: *change of the mail address and location*	Name: ***Limited Liability Company "Vyatka –Page"*** Location: ***Kirov city, Uralskaya str., 1*** Mail address: ***610016, Kirov city, Uralskaya str., 1*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***1.12.2002***	---	---	Name: ***Limited Liability Company "Vyatka –Page"*** Location: ***610000, Kirov city, Drelevsky str., 43/1*** Mail address: ***610000, Kirov city, Drelevsky str., 43/1*** Ground: ***The joint stock company is entitled to dispose of more than 20% of the total number of votes falling on the stocks (holdings, shares) making up the charter (reserve) capital of this entity*** The date of the ground occurrence: ***1.12.2002***	---	---

CHANGES IN THE LIST OF AFFILIATED PERSONS AND ENTITIES of

Open Joint Stock Company "VolgaTelecom"

(The issuer's code: 00137-A)

Quarter 1 of year 2005 (3)

General Director
V.F. Lyulin

LS

Changes in the list of affiliated persons and entities

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated persons and entities	**Affiliated person**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**	**Affiliated person**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**
The date of introduction: *11.03.2005* Content: *change of fraction of the Company's shares belonging to an affiliated person*	Full name: ***Lyulin Vladimir Fedorovich*** Place of residence: *Nizhny Novgorod city* Ground: ***The person exercises the authorities of sole executive body of the joint stock company*** The date of the ground occurrence: ***26.03.2003*** Ground: ***The person is a member of the Board of directors (Supervisory council) of the joint stock company*** The date of the ground occurrence: ***22.06.2004*** Ground: ***The person is a member of collegial executive body of the joint stock company*** The date of the ground occurrence: ***20.07.2004***	*0,13603%*	*0.01292%*	Full name: ***Lyulin Vladimir Fedorovich*** Place of residence: *Nizhny Novgorod city* Ground: ***The person exercises the authorities of sole executive body of the joint stock company*** The date of the ground occurrence: ***26.03.2003*** Ground: ***The person is a member of the Board of directors (Supervisory council) of the joint stock company*** The date of the ground occurrence: ***22.06.2004*** Ground: ***The person is a member of collegial executive body of the joint stock company*** The date of the ground occurrence: ***20.07.2004***	*0,1055%*	*0.01292%*

RECEIVED
2005 JUN 17 P 12:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

CHANGES IN THE LIST OF AFFILIATED ENTITIES of

Open Joint Stock Company "VolgaTelecom"

(The issuer's code: 00137-A)

Quarter 1 of year 2005 (2)

General Director
V.F. Lyulin

LS

Changes in the list of affiliated entities

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated entities	**Affiliated entity**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**	**Affiliated entity**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**
The date of introduction: *11.03.2005* Content: *Occurrence of affiliation due to the acquisition of 100% share fraction of CJSC "RTCOM".*	-	-	-	Name: *Closed Joint Stock Company "RTCOM"* Location: *430000, Saransk town, Kommunisticheskaya str.,54* Mail address: *430000, Saransk town, Kommunisticheskaya str.,54* Ground: *The joint stock company has the right to dispose of more than 20% of the total number of votes falling on stock making the charter capital of the specified entity* The date of the ground occurrence: *March 9, 2005*	-	-

CHANGES IN THE LIST OF AFFILIATED ENTITIES of

Open Joint Stock Company "VolgaTelecom"

(The issuer's code: 00137-A)

Quarter 1 of year 2005 (1)

General Director
V.F. Lyulin

LS

Changes in the list of affiliated entities

	Prior to the introduction of change			After the introduction of change		
Changes to the list of affiliated entities	**Affiliated entity**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**	**Affiliated entity**	**Share of ordinary stock in the company's charter capital**	**Share of preferred stock in the company's charter capital**
The date of introduction: *11.02.2005* Content: *disaffiliation with CJSC "Cellular Communication of Mordoviya" due to the sale of 60 % share.*	Name: *Closed Joint Stock Company "Cellular communication of Mordoviya"* Location: *Saransk town, Bolshevistskaya str.,13* Mail address: *430000, Saransk town, Kommunisticheskaya str., 52* Ground: *The joint stock company has the right to dispose of more than 20% of the total number of votes falling on stock making the charter capital of the specified entity* The date of the ground occurrence: *01.12.2002*	-	-	-	-	-

VIII - 1

ACCOUNTING BALANCE-SHEET

as of September 30, 2006

			CODES
		Form № 01 by OKUD	0710001
		Date (year, month, day)	2006.09.30
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Form of incorporation/form of ownership	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	Thousand rubles	by OKEI	384

Address: 603000, Nizhny Novgorod city, Maxim Gorky sq., Dom Svyazi

Date of approval	
Date of dispatch (receipt)	30.10.2006

ASSET	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	2a	3	4
I. NON-CURRENT ASSETS				
Intangible assets	110	110	40	192
Fixed assets	120	120	22 492 980	22 084 260
Capital investments	130	130	795 576	1 895 308
Income-bearing placements into tangible assets	135	135	12 311	10 224
Long-term financial investments	140	**140**	1 309 098	1 966 893
Including: Investments into subsidiaries		141	1 273 033	1 888 459
Investments into associated companies		142	12 475	6 271
Investments into other organizations		143	21 701	67 274
Other long-term financial investments		144	1 889	4 889
Deferred tax assets	145	145	200 918	180 604
Other non-current assets	150	150	2 506 545	3 468 715
Total for section I	190	**190**	27 317 468	29 606 196

ASSET	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	2a	3	4
II.CURRENT ASSETS				
Inventories	210	**210**	623 615	673 076
Including: raw materials, supplies and other similar values	211	211	451 877	527 104
work in progress expenses (distribution costs)	213	213	168	262
finished goods and goods for resale	214	214	47 647	51 000
goods shipped	215	215	-	330
prepaid expenses	216	216	123 923	94 380
other inventories and expenditure	217	217	-	-
VAT for acquired valuables	220	220	959 066	435 585
Accounts receivable (payments are expected in more than 12 months after the reporting date)	230	**230**	13 836	10 513
Including: buyers and customers	231	231	2 319	1 489
advances paid out		232	-	-
other debtors		233	11 517	9 024
Accounts receivable (payments are expected within 12 months after the reporting date)	240	**240**	1 769 385	2 865 713
Including: buyers and customers	241	241	1 450 998	2 447 795
advances paid out		242	107 837	198 947
other debtors		243	210 550	218 971
Short-term financial investments	250	250	4 762	5 067
Cash,	260	260	1 134 960	211 232
Other current assets	270	270	773	1 948
Total for section II	290	**290**	4 506 397	4 203 134
BALANCE (sum of lines 190+290)	300	**300**	31 823 865	33 809 330

LIABILITIES	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	2a	3	4
III. CAPITAL AND PROVISIONS				
Authorized capital	410	410	1 639 765	1 639 765
Capital surplus	420	420	3 812 947	3 753 677
Surplus	430	430	81 988	81 988
Treasury stock	411	440	-	-
Retained profits (uncovered loss) of past years	470	460	10 764 020	10 230 635
Retained profits (uncovered loss) of the reporting year	470	470	-	2 408 101
Total for section III	490	**490**	16 298 720	18 114 166
IV. NON-CURRENT LIABILITIES				
Credits and loans	510	**510**	7 340 869	8 810 706
Including:				
Credits		511	1 925 150	320 000
Loans		512	5 415 719	8 490 706
Deferred tax liabilities	515	515	712 558	969 954
Other non-current liabilities	520	520	1 110 066	1 264 218
Total for section IV	590	**590**	9 163 493	11 044 878
V. CURRENT LIABILITIES				
Credits and loans	610	**610**	2 289 598	491 404
Including:				
Credits		611	1 004 024	96 834
Loans		612	1 285 574	394 570
Accounts payable,	620	**620**	3 513 237	3 271 875
Including:				
suppliers and contractors	621	621	2 059 629	1 678 624
Advances received	625	622	317 657	274 316
Wages payable	622	623	67 842	250 873
Debt to government extrabudgetary funds	623	624	35 437	97 840
Taxes and dues payable	624	625	399 845	251 351
Other creditors	625	626	632 827	718 871
Debt to participants (promoters) for income payments	630	630	22 844	300 709
Unearned revenue	640	640	216 554	200 479
Provision of costs to be incurred	650	650	307 799	384 506
Other current liabilities	660	660	11 620	1 313
Total for section V	690	**690**	6 361 652	4 650 286

BALANCE (sum of lines 490+590+690)	700	**700**	31 823 865	33 809 330

Reference on availability of valuables being accounted on off balance sheet accounts

Index description	Index code	Line code	As of the reporting period beginning	As of the reporting period end
1	2	2a	3	4
Rented fixed assets	910	901	611 053	601 358
Including under leasing	911	911	66 106	40 464
Inventory items received in custody	920	902	4 399	5 194
Commodities received for commission	930	903	3 748	12 554
Accounts receivable of insolvent debtors written-off as a loss	940	904	249 430	259 901
Cover funds for liabilities and payments received	950	905	7 065 160	11 500 335
Cover funds for liabilities and payments given	960	906	5 984 126	4 166 642
Housing facilities depreciation	970	907	16 840	14 278
Depreciation of land improvement objects and other similar objects	980	908	2 849	1 618
Payments for communication services		909	214 199	168 908

Reference on net assets worth

Index description	Index code	Line code	As of the reporting period beginning	As of the reporting period end
1	2	2a	3	4
Net assets		1000	16 515 274	18 314 645

CEO ____________ Omelchenko Sergey Valerievich
(signature) (signator)

Chief accountant____________ Popkov Nikolai Ivanovich
(signature) (signator)

October 30, 2006

VIII-2

INCOME STATEMENT

for 9 months of 2006

		CODES
	Form № 02 by OKUD	0710002
	Date (year, month, day)	2006.09.30
Organization: OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number: 5260901817	TIN	5260901817
Activity type: Electric communication	by OKVED	64.20
Form of incorporation/form of ownership: Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit: Thousand rubles	by OKEI	384

Index description	Index code	Line code	For the reporting period	For similar period of the past year
1	2	2a	3	4
I. Income and expenses of ordinary activities				
Proceeds (net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	010	010	15 758 335	15 506 433
Including from sales of communication services		011	14 852 227	15 115 119
Prime cost of sold goods, products, works and services	020	020	(11 643 535)	(11 284 881)
Including of: communication services		021	(11 099 161)	(10 973 651)
Sales profit (loss) (lines 010-020)	050	**050**	4 114 800	4 221 552
II. OPERATING INCOME AND EXPENSES				
Interest receivable	060	060	12 245	7 355
Interest due	070	070	(540 174)	(607 848)
Income from participation in other enterprises	080	080	43 773	33 369
Other operating income	090	090	374 948	174 390
Other operating expenses	100	100	(556 711)	(647 403)
III. NON-SALE INCOME AND EXPENSES				
Non-sale income	120	120	347 593	148 400
Non-sale expenses	130	130	(437 733)	(1 094 291)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)	140	**140**	3 358 741	2 235 524
Income tax expense (lines -151+/-152+/-153) including:		**150**	(950 573)	(807 561)
deferred tax liabilities	142	151	(257 735)	(94 284)
deferred tax assets	141	152	(20 314)	(116 668)
Current tax on income	150	153	(672 524)	(596 609)

Index description	Index code	Line code	For the reporting period	For similar period of the past year
1	2	2a	3	4
Profit (loss) of ordinary activities (lines 140-150)		160	2 408 168	1 427 963

Index description	Index code	Line code	For the reporting period	For similar period of the past year
1	2	2a	3	4
IV. EXTRAORDINARY INCOME AND EXPENSES				
Extraordinary income		170	114	208
Extraordinary expenses		180	(181)	(38)
Net profit (retained profit (loss) of the reporting period) (lines 160+170-180)	190	**190**	2 408 101	1 428 133
BY REFERENCE				
Income tax contingent expenses /income		201	(806 082)	(536 566)
Recurrent tax liabilities	200	202	(214 059)	(293 847)
Recurrent tax assets	200	203	69 568	22 852

Index description	Index code	Line code	For the reporting period	For similar period of the past year
1	2	2a	3	4
Basic earnings (loss) per share		301	-	-
Diluted earnings (loss) per share		302	-	-

* It is completed in annual accounting statement.

Breakdown of single profits and losses

Index description	Line code	For the reporting period		For similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitrage) judgment	401	51 593	(8 323)	21 148	(8 251)
Past years profit (loss)	402	175 024	(91 401)	30 323	(146 011)
Reimbursement of damages caused by default or inadequate performance of obligations	403	1 780	(551)	5 808	(943)
Foreign exchange differences in foreign currency operations	404	264	(120)	9 279	(2 988)
Deductions to allowances	405	442 036	(142 308)	36 261	(120 405)
Debt amortization of receivables and payables	406	1 418	(1 844)	21 149	(4 205)

CEO ____________ **Omelchenko Sergey Valerievich** **Chief accountant**____________ **Popkov Nikolai Ivanovich**

(signature) (signator) (signature) (signator)

October 30, 2006

VIII-3

ACCOUNTING BALANCE SHEET

as of June 30, 2006

		CODES
	Form № 01 by OKUD	0710001
	Date (year, month, day)	2006.06.30
Organization: OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number: 5260901817	TIN	5260901817
Activity type: electric communication	by OKVED	64.20
Form of incorporation/ownership form: Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit: thousand rubles	by OKEI	384

Address: 603000, Nizhny Novgorod city, Maxim Gorky sq., Dom Svyazi

The date of approval	
The date of dispatch (receipt)	28.07.2006

ASSET	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	2	2a	3	4
I. NON-CURRENT ASSETS				
Intangible assets	110	110	40	139
Fixed assets	120	120	22 492 980	22 072 848
Capital investments	130	130	795 576	1 501 995
Income-bearing placements into tangible assets	135	135	12 311	10 811
Long-term financial investments	140	**140**	1 309 098	1 357 677
including: investments into subsidiaries		141	1 273 033	1 273 033
investments into associated companies		142	12 475	12 475
Investments into other organizations		143	21 701	67 280
Other long-term financial investments		144	1 889	4 889
Deferred tax assets	145	145	200 918	212 457
Other non-current assets	150	150	2 506 545	2 859 852
Total for section I	190	**190**	27 317 468	28 015 779

ASSET	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	2	2a	3	4
II.CURRENT ASSETS Inventory	210	**210**	623 615	643 023
Including: raw materials, materials and other similar values	211	211	451 877	500 713
work in progress expenses (distribution costs)	213	213	168	252
finished commodity and goods for resale	214	214	47 647	49 258
goods shipped	215	215	-	330
deferred expenses	216	216	123 923	92 470
other inventory and expenses	217	217	-	-
VAT for acquired valuables	220	220	959 066	501 327
Accounts receivable (payments are expected in over 12 months after the report date)	230	**230**	13 836	12 022
Including: buyers and customers	231	231	2 319	1 851
advances paid out		232	-	-
other debtors		233	11 517	10 171
Accounts receivable (payments are expected within 12 months after the report date)	240	**240**	1 769 385	2 715 462
Including: buyers and customers	241	241	1 450 998	2 079 079
advances paid out		242	107 837	181 947
other debtors		243	210 550	454 436
Short-term financial investments	250	250	4 762	5 061
Monetary resources,	260	260	1 134 960	127 865
Other current assets	270	270	773	2 111
Total for section II	290	**290**	4 506 397	4 006 871
BALANCE (sum of lines 190+290)	300	**300**	31 823 865	32 022 650

LIABILITIES	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	2	2a	3	4
III.CAPITAL AND RESERVES				
Charter capital	410	410	1 639 765	1 639 765
Capital surplus	420	420	3 812 947	3 780 077
Reserve capital	430	430	81 988	81 988
Treasury stock	411	440	-	-
Undistributed profit (uncovered loss) of past years	470	460	10 764 020	10 205 518
Undistributed profit (uncovered loss) of the report year	470	470	-	1 482 188
Total for section III	490	**490**	16 298 720	17 189 536
IV. LONG-TERM LIABILITIES				
Credits and loans	510	**510**	7 340 869	6 926 155
Including:				
credits		511	1 925 150	1 475 150
loans		512	5 415 719	5 451 005
Deferred tax liabilities	515	515	712 558	783 338
Other long-term liabilities	520	520	1 110 066	992 708
Total for section IV	590	**590**	9 163 493	8 702 201
V. SHORT-TERM LIABILITIES				
Credits and loans	610	**610**	2 289 598	1 538 088
Including:				
credits		611	1 004 024	1 275 101
loans		612	1 285 574	262 987
Accounts payable,	620	**620**	3 513 237	3 375 236
Including:				
suppliers and contractors	621	621	2 059 629	1 726 905
advances received	625	622	317 657	259 826
wage arrears	622	623	67 842	270 298
debt to government extrabudgetary funds	623	624	35 437	113 531
tax debt	624	625	399 845	214 866
other creditors	625	626	632 827	789 810
Debt to participants (founders) for income payments	630	630	22 844	607 166
Deferred revenue	640	640	216 554	206 953
Reserves for future expenses	650	650	307 799	402 125
Other short-term liabilities	660	660	11 620	1 345
Total for section V	690	**690**	6 361 652	6 130 913

BALANCE (sum of lines 490+590+690)	700	**700**	31 823 865	32 022 650

Reference on availability of valuables being accounted on off balance sheet accounts

Item description	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	2	2a	3	4
Rented fixed assets	910	901	611 053	563 404
Including under leasing	911	911	66 106	44 044
Inventory items received in custody	920	902	4 399	41 029
Commodities received for commission	930	903	3 748	10 448
Accounts receivable of insolvent debtors written-off as a loss	940	904	249 430	255 616
Cover funds for liabilities and payments received	950	905	7 065 160	7 065 160
Cover funds for liabilities and payments given	960	906	5 984 126	5 429 688
Housing facilities depreciation	970	907	16 840	14 792
Depreciation of land improvement objects and other similar objects	980	908	2 849	1 594
Payments for communication services		909	214 199	171 267

Reference on net assets cost

Item description	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	2	2a	3	4
Net assets		1000	16 515 274	17 396 489

CEO ____________ Omelchenko Sergey Valerievich
(signature) (signator)

Chief accountant ____________ Popkov Nikolai Ivanovich
(signature) (signator)

July 28, 2006

VIII - 4

INCOME STATEMENT

for the 1-st half of year 2006

			CODES
		Form № 02 by OKUD	0710002
		Date (year, month, day)	2006.06.30
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Form of incorporation / ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

Item description	Index code	Line code	For the report period	For similar period of the previous year
1	2	2a	3	4
I. Income and expenses of ordinary activities				
Revenue(net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	010	010	10 170 313	10 207 779
Including from sales: of telecommunication services		011	9 602 846	9 957 614
Prime cost of sold goods, products, works and services	020	020	(7 549 085)	(7 391 873)
Including: of telecom services		021	(7 168 606)	(7 194 538)
Sales profit (loss) (lines 010 -020)	050	**050**	2 621 228	2 815 906
II. OPERATING EARNINGS AND EXPENSES				
Interest receivable	060	060	11 367	4 587
Interest due	070	070	(366 416)	(398 635)
Income from participation in other organizations	080	080	42 513	33 369
Other operating earnings	090	090	145 098	145 168
Other operating expenses	100	100	(362 337)	(470 365)
III. NON-SALES EARNINGS AND EXPENSES				
Non-sales earnings	120	120	267 899	115 880
Non-sales expenses	130	130	(308 461)	(737 499)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)	140	**140**	2 050 891	1 508 411
Income tax expenses (lines -151+/-152+/-153) including:		**150**	(568 717)	(522 318)
deferred tax liabilities	142	151	(70 849)	(65 172)
deferred tax assets	141	152	11 540	(116 163)
Current income tax	150	153	(509 408)	(340 983)

Item description	Index code	Line code	For the report period	For similar period of the previous year
1	2	2a	3	4
Profit (loss) of ordinary activity (lines 140-150)		**160**	1 482 174	986 093

Item description	Index code	Line code	For the report period	For similar period of the previous year
1	2	2a	3	4
IV. EXTRAORDINARY INCOME AND EXPENSES				
Extraordinary income		170	96	71
Extraordinary expenses		180	(82)	(24)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)	190	**190**	1 482 188	986 140
BY REFERENCE				
Income tax contingent expenses /income		201	(492 217)	(362 030)
Recurrent tax liabilities	200	202	(130 345)	(178 925)
Recurrent tax assets	200	203	53 845	18 637

Item description	Index code	Line code	For the report period	For similar period of the previous year
1	2	2a	3	4
Basic earnings (loss) per share		301	-	-
Diluted earnings (loss) per share		302	-	-

*** It is completed in annual accounting statement**

Breakdown of single profits and losses

Item description	Line code	For the report period		For similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitrage) judgment	401	30 036	(4 865)	13 259	(5 830)
Past years profit (loss)	402	155 400	(79 731)	25 552	(140 332)
Reimbursement of damages caused by default or inadequate fulfillment of obligations	403	1 181	(443)	3 090	(731)
Foreign exchange differences in foreign currency operations	404	70	(73)	9 067	(2 105)
Deductions to allowances	405	201 844	(98 647)	25 242	(93 215)
Debt amortization of receivables and payables	406	1 288	(1 116)	16 685	(1 534)

CEO ____________ **Omelchenko Sergey Valerievich** **Chief accountant** __________ **Popkov Nikolai Ivanovich**

(signature) (signator) (signature) (signator)

July 28, 2006

VIII - 5

ACCOUNTING BALANCE SHEET

As of March 31, 2006

	CODES
Form № 01 by OKUD	0710001
Date (year, month, day)	2006.03.31
by OKPO	01142788
TIN	5260901817
by OKVED	64.20
by OKOPF/OKFS	47/16
by OKEI	384

Organization: OJSC "VolgaTelecom"

Taxpayer Identification Number: 5260901817

Activity type: Electric communication

Form of incorporation/form of ownership: Open Joint Stock Company / private

Measure unit: Thousand rubles

Address: 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi

Date of approval	
Date of dispatch (receipt)	02.05.2006

ASSET	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	2a	3	4
I. NON-CURRENT ASSETS				
Intangible assets	110	110	40	66
Fixed assets	120	120	22 492 980	22 067 123
Capital investments	130	130	795 576	1 024 681
Income-bearing placements into tangible assets	135	135	12 311	11 778
Long-term financial investments	140	**140**	1 309 098	1 357 677
Including: Investments into subsidiaries		141	1 273 033	1 273 033
Investments into affiliates		142	12 475	12 475
Investments into organizations		143	21 701	67 280
Other long-term financial investments		144	1 889	4 889
Deferred tax assets	145	145	200 918	302 194
Other non-current assets	150	150	2 506 545	2 828 044
Total for section I	190	**190**	27 317 468	27 591 563

ASSET	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	2a	3	4
II. CURRENT ASSETS				
Inventories	210	**210**	623 615	593 921
Including: raw materials, supplies and other similar values	211	211	451 877	454 647
work in progress expenses (distribution costs)	213	213	168	445
finished goods and goods for resale	214	214	47 647	50 100
goods shipped	215	215	-	330
prepaid expenses	216	216	123 923	88 399
other inventories and expenditure	217	217	-	-
VAT for acquired valuables	220	220	959 066	607 823
Accounts receivable (payments are expected in over 12 months after the reporting date)	230	**230**	13 836	13 478
Including: buyers and customers	231	231	2 319	2 077
advances paid out		232	-	-
other debtors		233	11 517	11 401
Accounts receivable (payments are expected within 12 months after the reporting date)	240	**240**	1 769 385	2 385 089
Including: buyers and customers	241	241	1 450 998	2 027 977
advances paid out		242	107 837	158 416
other debtors		243	210 550	198 696
Short-term financial investments	250	250	4 762	5 061
Cash,	260	260	1 134 960	594 848
Other current assets	270	270	773	1 044
Total for section II	290	**290**	4 506 397	4 201 264
BALANCE (sum of lines 190+290)	300	**300**	31 823 865	31 792 827

LIABILITIES	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	2	2a	3	4
III. CAPITAL AND PROVISIONS				
Authorized capital	410	410	1 639 765	1 639 765
Additional capital	420	420	3 812 947	3 795 910
Reserve capital	430	430	81 988	81 988
Treasury stock	411	440	-	-
Retained earnings (uncovered loss) of past years	470	460	10 764 020	10 780 911
Retained earnings (uncovered loss) of the reporting year	470	470	-	819 909
Total for section III	490	**490**	16 298 720	17 118 483
IV. NON-CURRENT LIABILITIES				
Credits and loans	510	**510**	7 340 869	7 188 258
Including:				
Credits		511	1 925 150	1 775 150
Loans		512	5 415 719	5 413 108
Deferred tax liabilities	515	515	712 558	742 113
Other non-current liabilities	520	520	1 110 066	1 050 037
Total for section IV	590	**590**	9 163 493	8 980 408
V. CURRENT LIABILITIES				
Credits and loans	610	**610**	2 289 598	1 497 414
Including:				
Credits		611	1 004 024	1 121 976
Loans		612	1 285 574	375 438
Accounts payable,	620	**620**	3 513 237	3 532 192
Including:				
suppliers and contractors	621	621	2 059 629	1 573 926
Advances received	625	622	317 657	275 757
Wages payable	622	623	67 842	265 323
Debt to government extrabudgetary funds	623	624	35 437	98 512
Taxes and dues payable	624	625	399 845	443 935
Other creditors	625	626	632 827	874 739
Debt to participants (promoters) for income payments	630	630	22 844	19 433
Unearned revenue	640	640	216 554	212 728
Reserves for future expenses	650	650	307 799	427 958
Other current liabilities	660	660	11 620	4 211
Total for section V	690	**690**	6 361 652	5 693 936

BALANCE (sum of lines 490+590+690)	700	**700**	31 823 865	31 792 827

Reference on availability of valuables being accounted on off balance sheet accounts

Index description	Index code	Line code	As of the reporting period beginning	As of the reporting period end
1	2	2a	3	4
Rented fixed assets	910	901	611 053	619 804
Including under leasing	911	911	66 106	66 106
Inventory items received in escrow	920	902	4 399	40 542
Commodities received for commission	930	903	3 748	2 775
Accounts receivable of insolvent debtors written-off as a loss	940	904	249 430	249 391
Cover funds for liabilities and payments received	950	905	7 065 160	7 065 323
Cover funds for liabilities and payments given	960	906	5 984 126	5 579 448
Housing facilities depreciation	970	907	16 840	16 673
Depreciation of land improvement objects and other similar objects	980	908	2 849	1 570
Payments for communication services		909	214 199	183 791

Reference on net assets worth

Index description	Index code	Line code	As of the reporting period beginning	As of the reporting period end
1	2	2a	3	4
Net assets		1000	16 515 274	17 331 211

CEO____________ (signature) Omelchenko Sergey Valerievich (signator)

Chief accountant__________ (signature) Popkov Nikolai Ivanovich (signator)

May 02, 2006

VIII - 6

RECEIVED

2007 JAN 17

OFFICE OF INTERNATIONAL CORPORATE

INCOME STATEMENT

For **quarter 1 of year 2006**

			CODES
		Form № 02 by OKUD	**0710002**
		Date (year, month, day)	2006.03.31
Organization	**OJSC "VolgaTelecom"**	by OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	5260901817
Activity type	**Electric communication**	by OKVED	64.20
Form of incorporation/form of ownership	Open Joint Stock Company / private	by OKOPF/OKFS	**47/16**
Measure unit:	**Thousand rubles**	by OKEI	**384**

Index description	Index code	Line code	For the reporting period	For the similar period of the past year
1	2	2a	3	4
I. Income and expenses of ordinary activities				
Proceeds (net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	010	010	5 033 138	5 084 068
Including from sales of communication services		011	4 779 184	4 954 938
Prime cost of sold goods, products, works and services	020	020	(3 644 715)	(3 565 904)
Including of: communication services		021	(3 476 346)	(3 465 348)
Sales profit (loss) (lines 010-020)	050	**050**	1 388 423	1 518 164
II. OPERATING INCOME AND EXPENSES				
Interest receivable	060	060	8 463	2 082
Interest due	070	070	(190 423)	(197 366)
Income from participation in other enterprises	080	080	-	-
Other operating income	090	090	130 015	82 193
Other operating expenses	100	100	(198 489)	(239 899)
III. NON-SALES INCOME AND EXPENSES				
Non- sales income	120	120	71 101	53 336
Non-sales expenses	130	130	(86 653)	(329 726)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)	140	**140**	1 122 437	888 784
Income tax expense (lines -151+/-152+/-153) including:		**150**	(302 525)	(279 976)
deferred tax liabilities	142	151	(29 624)	(29 746)
deferred tax assets	141	152	101 276	(1 654)
Current tax on income	150	153	(374 177)	(248 576)

Index description	Index code	Line code	For the reporting period	For the similar period of the past year
1	2	2a	3	4
Profit (loss) of ordinary activities (lines 140-150)		160	819 912	608 808

Index description	Index code	Line code	For the reporting period	For the similar period of the past year
1	2	2a	3	4
IV. EXTRAORDINARY INCOME AND EXPENSES Extraordinary income		170	57	-
Extraordinary expenses		180	(60)	-
Net profit (retained profit (loss) of the reporting period) (lines 160+170-180)	190	**190**	819 909	608 808
BY REFERENCE Income tax contingent expenses /income		201	(269 384)	(213 308)
Recurrent tax liabilities	200	202	(42 379)	(70 544)
Recurrent tax assets	200	203	9 238	3 876

Index description	Index code	Line code	For the reporting period	For the similar period of the past year
1	2	2a	3	4
Basic earnings (loss) per share		301	-	-
Diluted earnings (loss) per share		302	-	-

*** It is completed in annual accounting statement.**

Breakdown of single profits and losses

Index description	Line code	For the reporting period		For the similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitrage) judgment	401	11 172	(2 914)	5 996	(3 463)
Past years profit (loss)	402	16 948	(20 543)	13 271	(110 926)
Reimbursement of damages caused by default or inadequate performance of obligations	403	553	(103)	1 848	(445)
Foreign exchange differences in foreign currency operations	404	21	(27)	5 406	(1 441)
Deductions to allowances	405	154 727	(41 824)	13 422	(42 189)
Debt amortization of receivables and payables	406	369	(210)	338	(451)

CEO__________ (signature) **Omelchenko Sergey Valerievich** (signator) **Chief accountant**_________ (signature) **Popkov Nikolai Ivanovich** (signator)

May 02, 2006

VIII - 7

BALANCE SHEET

			CODES
		Form № 01 by OKUD	0710001
as of	December 31, 2005	Date (year, month, day)	2005.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

Address: 603000, Nizhny Novgorod city, Maxim Gorky square, Dom svyazi

The date of approval	
The date of dispatch (receipt)	31.12.2006

ASSET	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	32	40
Fixed assets	6.1	120	120	19 786 083	22 492 980
Capital investments	6.2	130	130	1 204 444	803 373
Income-bearing placements into tangible assets		135	135	1 177	12 311
Long-term financial investments	6.3	140	**140**	1 251 842	1 309 098
including: investments into associated companies			141	1 219 442	1 273 033
investments into affiliates			142	21 860	12 475
investments into other organizations			143	8 651	21 701
other long-term financial investments			144	1 889	1 889
Deferred tax assets	6.4	145	145	301 197	200 918
Other non-current assets	6.5	150	150	1 699 196	2 505 595
Total for section I		190	**190**	24 243 971	27 324 315

ASSET	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
II.CURRENT ASSETS					
Inventory		210	**210**	854 899	615 818
including:					
raw materials, materials and other similar values	*6.6*	211	211	688 631	444 080
work in progress expenses (distribution costs)		213	213	81	168
finished commodity and goods for resale		214	214	36 326	47 647
goods shipped		215	215	24	
deferred expenses		216	216	129 833	123 923
other inventory and expenses		217	217	4	
VAT for acquired valuables		220	220	1 266 225	959 066
Accounts receivable (payments are expected in over 12 months after the report date)		230	**230**	28 497	14 786
including:					
buyers and customers	*6.7*	231	231	3 308	2 319
advances paid out			232	3 313	950
other debtors			233	21 876	11 517
Accounts receivable (payments are expected within 12 months after the report date)		240	**240**	1 462 729	1 769 385
including:					
buyers and customers	*6.8*	241	241	1 154 435	1 450 998
advances paid out			242	135 501	107 837
other debtors	6.9		243	172 793	210 550
Short-term financial investments	6.3	250	250	7 761	4 762
Monetary resources,		260	260	344 723	1 134 960
Other current assets		270	270	707	773
Total for section II		290	**290**	3 965 541	4 499 550
BALANCE (sum of lines 190+290)		300	**300**	28 209 512	31 823 865

LIABILITIES	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Charter capital	**6.10**	410	410	1 639 765	1 639 765
Capital surplus		420	420	3 980 430	3 812 947
Reserve capital		430	430	81 988	81 988
Treasury stock		411	440		
Undistributed profit (uncovered loss) of past years		470	460	8 890 265	8 502 660
Undistributed profit (uncovered loss) of the report year		470	470	X	2 261 360
Total for section III		490	**490**	14 592 448	16 298 720
IV. LONG-TERM LIABILITIES					
Credits and loans	**6.14**	510	**510**	3 734 001	7 340 869
including:					
credits			511	2 631 000	1 925 150
loans			512	1 103 001	5 415 719
Deferred tax liabilities	6.15	515	515	580 691	712 558
Other long-term liabilities	6.16	520	520	1 408 186	1 110 066
Total for section IV		590	**590**	5 722 878	9 163 493
V. SHORT-TERM LIABILITIES					
Credits and loans	**6.14**	610	**610**	3 513 292	2 289 598
including:					
credits			611	2 042 520	1 004 024
loans			612	1 470 772	1 285 574
Accounts payable,		620	**620**	3 921 305	3 513 237
including:					
suppliers and contractors	*6.17*	621	621	2 584 322	2 059 629
advances received	6.17	625	622	340 540	317 657
wage arrears		622	623	65 279	67 842
debt to *government* extrabudgetary funds		623	624	42 952	35 437
tax debt		624	625	393 226	399 845
other creditors	6.17	625	626	494 986	632 827
Debt to participants (founders) for income payments		630	630	29 411	22 844
Unearned revenue	6.18	640	640	230 372	216 554
Reserves for future expenses		650	650	199 806	307 799
Other short-term liabilities		660	660		11 620
Total for section V		690	**690**	7 894 186	6 361 652
BALANCE (sum of lines 490+590+690)		700	**700**	28 209 512	31 823 865

Reference on availability of valuables being accounted on off-balance-sheet accounts

Item description	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
Rented fixed assets		910	901	301 591	611 053
including under leasing		911	911	176 550	66 106
Inventory items received in custody		920	902	60 910	4 399
Commodities received for commission		930	903	3 945	3 748
Accounts receivable of insolvent debtors written-off as a loss		940	904	179 330	249 430
Cover funds for liabilities and payments received		950	905	3 976	7 065 160
Cover funds for liabilities and payments given		960	906	8 116 121	5 984 126
Housing facilities depreciation		970	907	21 065	16 840
Depreciation of land improvement objects and other similar objects		980	908	2 565	2 849
Payments for communication services			909	62 332	214 199

Reference on net assets cost

Item description	Explanations	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
Net assets			1000	14 822 820	16 515 274

CEO ____________ Omelchenko S.V. **Chief accountant**________ Popkov N.I.

(signature) (signator) (signature) (signator)

March 31, 2006

VIII - 8

RECEIVED

INCOME STATEMENT

			CODES
		Form № 02 by OKUD	0710002
for	2005	Date (year, month, day)	2005.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

Item description	Explana tions	Index code	Line code	For the reporting period	For similar period of the previous year
1	1a	2	2a	3	4
I. Profit and expenses of ordinary activities					
Revenue(net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)		010	010	21 348 394	18 604 604
including from sales: of telecommunication services			011	20 787 642	18 171 248
Prime cost of sold goods, products, works and services		020	020	(15 333 051)	(13 264 137)
including: of telecom services			021	(14 884 232)	(12 921 832)
Profit (loss) from sales (lines 010 - 020)		050	**050**	6 015 343	5 340 467
II. OPERATING EARNINGS AND EXPENSES					
Interest receivable		060	060	14 839	9 485
Interest due		070	070	(829 016)	(564 420)
Income from participation in other organizations		080	080	34 720	43 594
Other operating earnings		090	090	229 316	477 748
Other operating expenses		100	100	(791 037)	(1 308 929)
III. NON-SALES EARNINGS AND EXPENSES					
Non-sales earnings		120	120	200 854	272 520
Non-sales expenses		130	130	(1 445 215)	(1 280 714)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)		140	**140**	3 429 804	2 989 751
Income tax expenses (lines -151+/-152+/-153) including:			**150**	(1 168 405)	(933 280)
deferred tax liabilities		142	151	(133 551)	(194 506)
deferred tax assets		141	152	(100 279)	(249 862)
Current income tax		150	153	(934 575)	(988 636)
Profit (loss) of ordinary activity (lines 140-150)			**160**	2 261 399	2 056 471

Item description	Explanations	Index code	Line code	For the reporting period	For similar period of the previous year
1	1a	2	2a	3	4
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	252	32
Extraordinary expenses			180	(291)	(235)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)		190	**190**	2 261 360	2 056 268
BY REFERENCE					
Income tax contingent expenses /income			201	(823 144)	(717 491)
Recurrent tax liabilities		200	202	(376 171)	(267 911)
Recurrent tax assets		200	203	30 910	52 122

Item description	Explanations	Index code	Line code	For the reporting period	For similar period of the previous year
1	1a	2	2a	3	4
Basic earnings (loss) per share			301	0,00827	0,00752
Diluted earnings (loss) per share			302		

**** It is completed in annual accounting statement**

Breakdown of single profits and losses

Item description	Index code	Line code	For the reporting period		For similar period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitration court) judgement		401	28 615	(10 992)	24 807	(16 965)
Past years profit (loss)		402	42 451	(166 557)	86 067	(127 338)
Reimbursement of damages caused by default or inadequate fulfillment of obligations		403	7 210	(1 263)	8 554	(1 672)
Foreign exchange differences in foreign currency operations		404	9 612	(3 174)	26 629	(25 500)
Deductions to the assessed reserves		405	160 645	(146 474)	117 032	(933 370)
Debt amortization of payables and receivables		406	36 321	(12 001)	4 015	(7 114)

CEO __________ Omelchenko S.V. **Chief accountant** ________ Popkov N.I.
(signature) (signator) (signature) (signator)

____________ "___" _______

VIII - 9

STATEMENT OF CHANGES OF CAPITAL

			CODES
		Form № 03 by OKUD	0710003
for	2005	Date (year, month, day)	2005.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

1. Change of capital

Item description	Index code	Line code	Charter capital	Capital surplus	Reserve capital	Undistributed profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Balance as of December 31, 2003		100	1 639 765	4 088 227	81 988	7 172 537	12 982 517
Year 2004							
Changes in accounting policy		101	X	X	X		
Result of fixed assets objects revaluation		102	X		X		
Miscellaneous		103	X		X		
Balance as of January 1, 2004		104	1 639 765	4 088 227	81 988	7 172 537	12 982 517
Change of capital items:		200		(91 042)		1 720 421	1 629 379
Result of foreign currency translation		201	X		X	X	
Net profit (loss) of the report year		202	X	X	X	2 056 268	2 056 268
Dividends		203	X	X	X	(426 889)	(426 889)
Allocations to reserve funds		204	X	X			
Additional issue of shares at the cost of own resources		205			X		
Increment in face value of shares		206			X		
Change of capital at retirement of fixed assets objects		207	X	(91 042)	X	91 042	
Miscellaneous		208					
Increment in value of capital due to:		210					
additional issue of shares at the cost of stockholders resources		211			X	X	
reorganization of legal entity		212					
miscellaneous		213					
Reduction of capital value due to:		220		(16 755)		(2 693)	(19 448)
reduction of the shares quantity		221		X	X		
reduction of the shares face value		222		X	X	X	
reorganization of legal entity		223					
miscellaneous		224		(16 755)		(2 693)	(19 448)
Balance as of December 31, 2004		300	1 639 765	3 980 430	81 988	8 890 265	14 592 448
Year 2005							
Changes in accounting policy		301	X	X	X		
Result of fixed assets objects revaluation		302	X		X		
Miscellaneous		303	X		X		
Balance as of January 1, 2005	100	304	1 639 765	3 980 430	81 988	8 890 265	14 592 448
Change of capital items:		400		(158 235)		1 716 808	1 558 573
Result of foreign currency translation		401	X		X	X	
Net profit (loss) of the report year		402	X	X	X	2 261 360	2 261 360
Dividends		403	X	X	X	(544 552)	(544 552)
Allocations to reserve funds	110	404	X	X			
Additional issue of shares at the cost of own resources	121	405			X		

Item description	Index code	Line code	Charter capital	Capital surplus	Reserve capital	Undistributed profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Increment in face value of shares	122	406			X		
Change of capital at retirement of fixed assets objects		407	X		X		
Miscellaneous		408		(158 235)			(158 235)
Increment in capital value due to:		410				158 235	158 235
additional issue of shares at the cost of stockholders resources	121	411			X	X	
reorganization of legal entity	123	412					
miscellaneous		413				158 235	158 235
Reduction of capital value due to:		420		(9 248)		(1 288)	(10 536)
reduction of the shares quantity	132	421		X	X		
reduction of the shares face value	131	422		X	X	X	
reorganization of legal entity	133	423					
miscellaneous		424		(9 248)		(1 288)	(10 536)
Balance as of December 31, 2005	**140**	500	1 639 765	3 812 947	81 988	10 764 020	16 298 720

2.Reserves

Item description	Index code	Line code	Balance as of the year beginning	Receipt	Spent /recovered	Balance as of the year end
1	1a	2	3	4	5	6
Reserves formed as per legislation:						
Reserve fund						
data of year 2004		601	81 988			81 988
data of year 2005		602	81 988			81 988
Reserves formed as per articles of association:						
Corporalization fund of the Company's employees						
data of year 2004		603				
data of year 2005		604				
Assessed reserves:						
Reserves for doubtful debts						
data of year 2004		605	462 875	933 755	(139 314)	1 257 316
data of year 2005		606	1 257 317	146 474	(218 178)	1 185 613
Reserves for depreciation of financial investments						
data of year 2004		607	522	79		601
data of year 2005		608	601		(385)	216
Reserve for reduction in value of tangible assets						
data of year 2004		609				
data of year 2005		610				
Reserves of costs to be incurred:						
data of year 2004		611	19 320	280 424	(99 938)	199 806
data of year 2005		612	199 806	452 121	(344 128)	307 799
Reserves for contingent liabilities:						
data of year 2004		613				
data of year 2005		614		11 620		11 620

CEO __________ Omelchenko S.V. **Chief accountant** ________ Popkov N.I.

(signature) (signator) (signature) (signator)

____________ "___" ________

VIII-10

CASH FLOW STATEMENT

			CODES
		Form № 04 by OKUD	0710004
for	2005	Date (year, month, day)	2005.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

Item description	Index code	Line code	For the report year	For similar period of the previous year
1	1a	2	3	4
CASH BALANCE AS OF THE REPORTING YEAR BEGINNING		**010**	344 723	234 241
OPERATING PERFORMANCE **Cash inflow from operating performance**		**020**	24 745 482	21 704 813
cash received from buyers, customers		021	23 412 003	19 450 351
cash received in the quality of agent		022	854 930	1 273 847
other income		023	478 549	980 615
Cash allocated for:		**030**	(18 976 966)	(17 450 596)
payment of acquired goods, works, services, raw materials and other current assets	150	031	(5 793 599)	(5 050 993)
remuneration of labor	160	032	(5 074 603)	(4 393 464)
interest payment	170	033	(959 040)	(662 177)
taxes and dues settlements	180	034	(5 226 693)	(4 937 678)
settlements for agency contracts		035	(767 515)	(1 188 473)
other expenses		036	(1 155 516)	(1 217 811)
Net cash from operating performance		**040**	5 768 516	4 254 217
INVESTMENT ACTIVITY **Investment activities cash received**		**050**	134 078	532 708
receipts from sale of fixed assets objects and other non-currents assets	210	051	39 008	25 524
receipts from repayment and sale of securities, sale of equity participations, equity stakes and other financial investments	220	052	54 776	447 660
dividends received, income from equity participation	230	053	33 458	38 218

interest received	240	054	980	1 563
receipts from redemption of loans granted to other organizations	250	055	3 000	1 700
other income from investment activity		056	2 856	18 043
Cash allocated for:		**060**	(6 144 315)	(7 291 920)
acquisition and creation of fixed assets objects and other non-current assets	290	061	(6 058 562)	(6 944 987)
acquisition of shares, equity participations and equity stakes	280	062	(68 630)	(264 058)
acquisition of debt securities and other financial investments	300	063	(10 000)	(60 000)
granting loans to other organizations	310	064	-	-
other investment activity expenses		065	(7 123)	(22 875)
Net cash from investment activity	**340**	**070**	(6 010 237)	(6 759 212)
FINANCIAL ACTIVITY **Financial activity cash received**		**080**	11 374 791	6 970 728
borrowed loans and credits		081	11 355 583	6 767 632
other income from financial activity		082	19 208	203 096
Cash allocated for:		**090**	(10 342 833)	(4 355 251)
redemption of loans and credits (ex interest)		091	(8 905 599)	(3 292 243)
repayment of financial lease liabilities		092	(949 685)	(672 731)
dividends payment	170	093	(486 389)	(373 885)
other financial activity expenses		094	(1 160)	(16 392)
Net cash from financial activity		**100**	1 031 958	2 615 477
Net increase (reduction) of cash		**110**	790 237	110 482
CASH BALANCE AS OF THE REPORT PERIOD END		**120**	1 134 960	344 723
The value of impact of foreign currency rate change with respect to ruble		130	-	-

CEO ____________ Omelchenko S.V. **Chief accountant** ________ Popkov N.I.
(signature) (signator) (signature) (signator)

March 31, 2006

VIII - 11

RECEIVED

SUPPLEMENTS TO BALANCE SHEET

			CODES
		Form № 05 by OKUD	0710005
for	December 31, 2005	Date (year, month, day)	2005.12.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure/ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

1. Intangible assets

Item description	Index code	Line code	As of the reporting year beginning	Receipts	Retired	As of the reporting year end
1	1a	2	3	4	5	6
Intellectual property objects (exclusive rights for intellectual property results)	010	101	135	22		157
including: patent holder right for invention, design invention, useful model	011	102				
possessor's rights on computer utility programs, data bases	012	103	106			106
owner's rights on trademark and service mark, appellation of origin of goods	014	104	29			29
other	015	105		22		22
Miscellaneous	040	106				
Total		110	135	22		157

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4
Amortization of intangible assets - total	050	**120**	103	117
including: *patent holder right for invention, design invention, useful model*		121		
possessor's rights on computer utility programs, data bases		122	96	107
owner's rights on trademark and service mark, appellation of origin of goods		123	7	10
other		124		

2.Fixed assets

Item description	Index code	Line code	As of the reporting year beginning	Receipts	Retired	As of the reporting year end
1	1a	2	3	4	5	6
Buildings		201	3 566 396	167 075	(52 494)	3 680 977
Installations and transfer mechanisms		202	11 088 610	2 014 313	(271 320)	12 831 603
Machinery and equipment		203	15 974 543	2 979 104	(688 331)	18 265 316
Transport vehicles		204	457 742	27 421	(9 310)	475 853
Computing machinery and office appliances		205	1 227 194	717 036	(102 502)	1 841 728
Housing stock		206	78 688	2 169	(17 641)	63 216
Land plots and nature objects		207	6 246	25	(296)	5 975
Other types of fixed assets		208	305 070	72 479	(8 579)	368 970
Total		**210**	32 704 489	5 979 622	(1 150 473)	37 533 638

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Fixed assets depreciation - total	140	**220**	12 918 406	15 040 658
including: buildings		221	799 281	839 928
installations and transfer mechanisms		222	4 507 981	4 809 511
Machinery and equipment		223	6 610 592	7 988 975
Transport vehicles		224	300 884	339 370
Computing machinery and office appliances		225	517 996	833 601
Other types of fixed assets		226	181 672	229 273

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Fixed assets objects let on lease from line 210 - total		**230**	236 402	183 882
including: buildings		231	153 998	152 140
installations and transfer mechanisms		232	41 904	8 224
Machinery and equipment		233	39 023	20 951
Transport vehicles		234	1 133	742
Other types of fixed assets		235	344	1 825
Fixed assets put in dead storage from line 210		240	12 105	8 571

BY REFERENCE	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Result of reassessment of fixed assets:		**250**		x
of initial (replacement) cost	171	251		x
of amortization	172	252		x
Fixed assets objects took on lease - total		**260**	301 591	611 053
including: buildings		261	97 479	356 879
installations and transfer mechanisms		262	34 973	56 099
Machinery and equipment		263	122 335	149 348
Transport vehicles		264	363	1 095
Other types of fixed assets		265	46 441	47 632
Property objects being in operation and included into fixed assets prior to registration of right of ownership		270	403 085	720 103

3. Income-bearing placements into tangible assets

Item description	Index code	Line code	As of the reporting year beginning	Receipts	Retired	As of the reporting year end
1	1a	2	3	4	5	6
Property for lease		301				
Property granted by hiring contract		302				
Other		303	1 205	12 180	(622)	12 763
Total		**310**	1 205	12 180	(622)	12 763

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting year end
1	1a	2	3	4
Amortization of income-bearing placements into tangible assets		311	28	452

4.Expenses for research-and-development activity and technological works

Kinds of activities description	Index code	Line code	As of the reporting year beginning	Receipts	Written off	As of the reporting year end
1	1a	2	3	4	5	6
Completed R&D, the results of which are used for production or managerial needs of the organization	310	400				

BY REFERENCE	Index code	Line code	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4
The amount of expenses for R&D and technological works in progress	320	401		

BY REFERENCE	Index code	Line code	For the reporting period	For the similar period of the previous year
1	1a	2	3	4
Sum of expenses classified as ordinary activities expenses		402		
The amount of expenses for R&D and technological works that did not produce positive results and classified as non-sales expenses		403		

5. Financial investments

Item description	Index code	Line code	Long-term		Short-term	
			As of the reporting year beginning	As of the reporting period end	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4	5	6
Contributions to charter (reserve) capitals of other organizations - total	510	501	1 249 953	1 307 209		
Including: associated and affiliated companies	511	502	1 241 302	1 285 508		
Government, municipal and outside organizations bonds	515	503				
Long drafts	520	504	1 889	1 889		
Loans granted	525	505			5 925	2 925
Deposits	530	506				
Other	535	507			1 836	1 837
Total	540	**510**	1 251 842	1 309 098	7 761	4 762
From the total amount the financial investments having fair market value: Contributions to charter (reserve) capitals of other organizations - total	550	511	803	2 137		
Including: associated and affiliated companies	551	512				
Government, municipal and outside organizations bonds	555	513				
Long drafts	560	514	1 889	1 889		
Other	565	515				
Total	570	**520**	2 692	4 026		
BY REFERENCE For financial investments having fair market value, the change of cost as a result of valuation correction	580	521	420	1 333		

6. Ordinary activities expenses (element wise costs)

Item description	Index code	Line code	For the reporting year	For the previous year
1	1a	2	3	4
Material expenses	710	601	(4 641 181)	(4 018 018)
Wage costs	720	602	(5 204 912)	(4 472 235)
Benefits-related deductions	730	603	(1 299 343)	(1 455 349)
Amortization	740	604	(2 550 115)	(1 911 598)
Other expenses	750	605	(1 637 500)	(1 406 937)
Element wise costs total	760	**610**	(15 333 051)	(13 264 137)
Change of balances (increment [+], reduction [-]): of work in progress	765	621	88	1 832
of deferred expenses	766	622	5 910	23 218

7.Guarantee

Item description	Index code	Line code	As of the reporting year beginning	As of the reporting period end
1	1a	2	3	4
Guarantees received - total		**710**	3 976	7 065 160
Including: banks' guarantees		711		
guaranties of third parties		712	259	7 061 182
long drafts		713		
pledged property		**714**	3 717	3 978
including: fixed assets objects		715	3 717	3 978
securities and other financial investments		716		
other property		717		
miscellaneous		718		
Guarantees granted - total		**720**	8 116 121	5 984 126
including: guaranties of third parties		721	1 393 526	2 241 045
long drafts		722	1 141 868	
pledged property		**723**	5 580 727	3 743 081
including: fixed assets objects		724	5 580 727	3 743 081
securities and other financial investments		725		
other property		726		
miscellaneous		727		

8. Government assistance

Item description	Index code	Line code	For the reporting year	For similar period of the previous year
1	1a	2	3	4
Budgeting funds received in the fiscal year - total	910	**810**	3 902	6 001
including: Funds on capital expense		811	2 300	6 000
Funds on current expenses		812	1 602	1

Item description	Index code	Line code	As of the reporting year beginning	Received for the reporting period	Returned for the reporting period	As of the reporting period end
1	1a	2	3	4	5	6
Budgetary credits - total	920	**820**	26 596		(12 190)	14 406
Funds on capital expense		821	26 596		(12 190)	14 406
Funds on current expenses		822				

CEO ____________ Omelchenko S.V.
(signature) (signator)

Chief accountant ________ Popkov N.I.
(signature) (signator)

____________ " __ " ____________

VIII -12

BALANCE SHEET

			CODES
		Form № 01 by OKUD	0710001
as of	September 30, 2005	Date (year, month, day)	2005.10.31
Enterprise	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company/private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

Address: 603000, Nizhny Novgorod city, Maxim Gorky sq., Dom Svyazi

The date of approval	
The date of dispatch (receipt)	28.10.2005

ASSET	Notes	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
I.NON-CURRENT ASSETS					
Intangible assets		110	110	32	19
Fixed assets		120	120	19 786 083	20 228 017
Capital investments		130	130	1 204 444	2 065 223
Income-bearing placements into tangible assets		135	135	1 177	562
Long-term financial investments		140	**140**	1 251 842	1 308 257
including:					
investments into subsidiaries			141	1 219 442	1 273 033
Investments into affiliates			142	21 860	12 474
Investments into other enterprises			143	8 651	20 861
Other long-term financial investments			144	1 889	1 889
Deferred tax assets		145	145	301 197	184 529
Other non-current assets		150	150	1 687 359	2 089 092
Total for section I		190	**190**	24 232 134	25 875 699

ASSET	Notes	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
II. CURRENT ASSETS					
Inventories		210	**210**	854 899	761 049
including: raw materials, supplies and other similar values		211	211	688 631	557 394
work in progress expenses (distribution costs)		213	213	81	178
finished goods and goods for resale		214	214	36 326	42 383
goods shipped		215	215	24	227
prepaid expenses		216	216	129 833	160 863
other inventories and expenditure		217	217	4	4
VAT for acquired valuables		220	220	1 266 225	946 824
Accounts receivable (payments are expected in over 12 months after the reporting date)		230	**230**	28 497	20 199
Including:					
buyers and customers		231	231	3 308	2 604
advances paid out			232	3 313	1 016
other debtors			233	21 876	16 579
Accounts receivable (payments are expected within 12 months after the reporting date)		240	**240**	1 474 566	1 799 021
Including:					
buyers and customers		241	241	1 154 435	1 428 050
advances paid out			242	147 338	202 530
other debtors			243	172 793	168 441
Short-term financial investments		250	250	7 761	4 726
Cash		260	260	344 723	527 540
Other current assets		270	270	707	1 022
Total for section II		290	**290**	3 977 378	4 060 381
BALANCE (sum of lines 190+290)		300	**300**	28 209 512	29 936 080

LIABILITIES	Notes	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
III. CAPITAL AND PROVISIONS					
Charter capital		410	410	1 639 765	1 639 765
Capital surplus		420	420	3 980 430	3 857 863
Reserve capital		430	430	81 988	81 988
Treasury stock		411	440		
Retained earnings (uncovered loss) of past years		470	460	8 890 265	8 465 744
Retained earnings (uncovered loss) of the fiscal year		470	470	X	1 428 133
Total for section III		490	**490**	14 592 448	15 473 493
IV. NON-CURRENT LIABILITIES					
Credits and loans		510	**510**	3 734 001	4 121 150
including:					
credits			511	2 631 000	4 004 050
loans			512	1 103 001	117 100
Deferred tax liabilities		515	515	580 691	673 374
Other non-current liabilities		520	520	1 408 186	934 632
Total for section IV		590	**590**	5 722 878	5 729 156
V. CURRENT LIABILITIES					
Credits and loans		610	**610**	3 513 292	4 269 178
including:					
credits			611	2 042 520	1 967 531
loans			612	1 470 772	2 301 647
Accounts payable,		620	**620**	3 921 305	3 659 173
Including:					
suppliers and contractors		621	621	2 584 322	2 171 094
advances received		625	622	340 540	270 072
wages payable		622	623	65 279	253 374
debt to government extrabudgetary funds		623	624	42 952	91 636
taxes and dues payable		624	625	393 226	280 097
other creditors		625	626	494 986	592 900
Debt to participants (founders) for income payments		630	630	29 411	310 753
Unearned revenue		640	640	230 372	228 723
Reserves for future expenses		650	650	199 806	265 604
Other current liabilities		660	660		
Total for section V		690	**690**	7 894 186	8 733 431
BALANCE (sum of lines 490+590+690)		700	**700**	28 209 512	29 936 080

Reference on availability of valuables being accounted on off balance sheet accounts

Index description	Notes	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
Rented fixed assets		910	901	301 591	533 340
Including under leasing		911	911	176 550	71 339
Inventory items received in escrow		920	902	60 910	4 703
Commodities received for commission		930	903	3 945	3 282
Accounts receivable of insolvent debtors written-off as a loss		940	904	179 330	211 771
Cover funds for liabilities and payments received		950	905	3 976	4 116
Cover funds for liabilities and payments given		960	906	8 116 121	7 828 317
Housing facilities depreciation		970	907	21 065	18 755
Depreciation of land improvement objects and other similar objects		980	908	2 565	2 607
Payments for communication services			909	62 332	228 979

Reference on the cost of net assets

Index description	Notes	Index code	Line code	As of the beginning of the reporting period	As of the end of the reporting period
1	1a	2	2a	3	4
Net assets			1000	14 822 820	15 702 216

CEO ____________ Omelchenko S. V.   **Chief accountant** __________ Popkov N.I.

(signature) (signator)   (signature) (signator)

October 28, 2005

VIII - 13

INCOME STATEMENT

			CODES
		Form № 02 by OKUD	0710002
for	9 months of year 2005	Date (year, month,day)	2005.10.31
Enterprise	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	50013	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company/private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

Index description	Notes	Index code	Line code	For the reporting period	For the similar period of the previous year
1	1a	2	2a	3	4
I. Income and expenses of ordinary activities					
Revenue(net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)		010	010	15 506 433	13 328 177
Including from sales: of telecommunication services			011	15 115 119	13 012 183
Prime cost of sold goods, products, works and services		020	020	(11 284 881)	(9 588 178)
Including: of telecom services			021	(10 973 651)	(9 330 424)
Profit (loss) from sales (lines 010 - 020)		050	**050**	4 221 552	3 739 999
II. OPERATING INCOME AND EXPENSES					
Interest receivable		060	060	7 355	7 366
Interest due		070	070	(607 848)	(400 359)
Income from participation in other enterprises		080	080	33 369	43 084
Other operating income		090	090	174 390	260 412
Other operating expenses		100	100	(647 403)	(777 132)
III. NON-SALES INCOME AND EXPENSES					
Non- sales income		120	120	148 400	163 851
Non-sales expenses		130	130	(1 094 291)	(1 014 211)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)		140	**140**	2 235 524	2 023 010
Income tax expense (lines -151+/-152+/-153) including:			**150**	(807 561)	(662 618)
deferred tax liabilities		142	151	(94 284)	(130 272)
deferred tax assets		141	152	(116 668)	52 231
Current tax on income		150	153	(596 609)	(584 577)
Profit (loss) of ordinary activities (lines 140-150)			**160**	1 427 963	1 360 392

Index description	Notes	Index code	Line code	For the reporting period	For the similar period of the previous year
1	1a	2	2a	3	4
IIV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	208	24
Extraordinary expenses			180	(38)	(223)
Net profit (retained profit (loss) of the reporting period) (lines 160+170-180)		190	**190**	1 428 133	1 360 193
BY REFERENCE					
Income tax contingent expenses /income			201	(536 566)	(485 475)
Recurrent tax liabilities		200	202	(293 847)	(220 990)
Recurrent tax assets		200	203	22 852	43 847

Index description	Notes	Index code	Line code	For the reporting period	For the similar period of the previous year
1	1a	2	2a	3	4
Basic earnings (loss) per share			301	X	X
Diluted earnings (loss) per share			302	X	X

*** It is completed in annual accounting statement**

Breakdown of single profits and losses

Index description	Index code	Line code	For the reporting period		For the similar period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to court (arbitrage) judgement		401	21 148	(8 251)	18 559	(11 660)
Past years profit (loss)		402	30 323	(146 011)	62 884	(108 830)
Reimbursement of damages caused by default or inadequate fulfillment of obligations		403	5 808	(943)	3 732	(873)
Foreign exchange differences in foreign currency operations		404	9 279	(2 988)	25 479	(20 967)
Deductions to allowances		405	36 261	(120 405)	29 084	(469 627)
Debt amortization of receivables and payables		406	21 149	(4 205)	763	(4 497)

CEO __________ Omelchenko S.V.
(signature) (signator)

Chief accountant ________ Popkov N.I.
(signature) (signator)

October 28, 2005

VIII - 14

ACCOUNTING BALANCE SHEET

RECEIVED

As of June 30, 2005

			CODES
		Form № 01 by OKUD	0710001
		Date (year, month, day)	2005.06.30
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384
Address::	603000, Nizhny Novgorod city, Maxim Gorky sq., Post House		
		The date of approval	
		The date of dispatch (receipt)	28.07.2005

ASSET	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	2	2a	3	4
I. NON-CURRENT ASSETS				
Intangible assets	110	110	32	20
Fixed assets	120	120	19 786 083	19 654 617
Capital investments	130	130	1 204 444	1 857 173
Income-bearing placements into tangible assets	135	135	1 177	1 172
Long-term financial investments	140	**140**	1 251 842	1 249 668
Including: Investments into associated companies		141	1 219 442	1 229 354
Investments into affiliates		142	21 860	12 425
Investments into other organizations		143	8 651	6 000
Other long-term financial investments		144	1 889	1 889
Deferred tax assets	145	145	301 197	185 033
Other non-current assets	150	150	1 687 359	2 084 231
Total for section I	190	**190**	24 232 134	25 031 914

ASSET	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	2	2a	3	4
II.CURRENT ASSETS Inventory	210	**210**	854 899	805 821
Including: *raw materials, materials and other similar values*	211	211	688 631	611 258
work in progress expenses (distribution costs)	213	213	81	252
finished commodity and goods for resale	214	214	36 326	42 301
goods shipped	215	215	24	246
deferred expenses	216	216	129 833	151 760
other inventory and expenses	217	217	4	4
VAT for acquired valuables	220	220	1 266 225	892 139
Accounts receivable (payments are expected in over 12 months after the report date)	230	**230**	28 497	22 368
Including: *buyers and customers*	231	231	3 308	2 937
advances paid out		232	3 313	1 082
other debtors		233	21 876	18 349
Accounts receivable (payments are expected within 12 months after the report date)	240	**240**	1 474 566	2 088 040
Including: *buyers and customers*	241	241	1 154 435	1 406 208
advances paid out		242	147 338	206 461
other debtors		243	172 793	475 371
Short-term financial investments	250	250	7 761	4 759
Monetary resources,	260	260	344 723	488 120
Other current assets	270	270	707	3 275
Total for section II	290	**290**	3 977 378	4 304 522
BALANCE (sum of lines 190+290)	300	**300**	28 209 512	29 336 436

LIABILITIES	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	2	2a	3	4
III. CAPITAL AND RESERVES				
Charter capital	410	410	1 639 765	1 639 765
Additional capital	420	420	3 980 430	3 878 611
Reserve capital	430	430	81 988	81 988
Treasury stock	411	440	-	-
Undistributed profit (uncovered loss) of past years	470	460	8 890 265	8 445 217
Undistributed profit (uncovered loss) of the report year	470	470	-	986 140
Total for section III	490	**490**	14 592 448	15 031 721
IV. LONG-TERM LIABILITIES				
Credits and loans	510	**510**	3 734 001	4 111 120
Including:				
credits		511	2 631 000	4 029 890
loans		512	1 103 001	81 230
Deferred tax liabilities	515	515	580 691	644 340
Other long-term liabilities	520	520	1 408 186	899 087
Total for section IV	590	**590**	5 722 878	5 654 547
V. SHORT-TERM LIABILITIES				
Credits and loans	610	**610**	3 513 292	3 928 452
Including:				
credits		611	2 042 520	1 592 891
loans		612	1 470 772	2 335 561
Accounts payable,	620	**620**	3 921 305	3 674 119
Including:				
suppliers and contractors	621	621	2 584 322	2 347 915
advances received	625	622	340 540	275 286
wage arrears	622	623	65 279	242 892
debt to government extrabudgetary funds	623	624	42 952	91 648
tax debt	624	625	393 226	160 537
other creditors	625	626	494 986	555 841
Debt to participants (founders) for income payments	630	630	29 411	567 526
Deferred revenue	640	640	230 372	220 198
Reserves for deferred expenses	650	650	199 806	259 873
Other short-term liabilities	660	660	-	-
Total for section V	690	**690**	7 894 186	8 650 168
BALANCE (sum of lines 490+590+690)	700	**700**	28 209 512	29 336 436

Reference on availability of valuables being accounted on off balance sheet accounts

Item description	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	2	2a	3	4
Rented fixed assets	910	901	301 591	491 212
Including under leasing	911	911	176 550	116 961
Inventory items received in custody	920	902	60 910	4 277
Commodities received for commission	930	903	3 945	3 204
Accounts receivable of insolvent debtors written-off as a loss	940	904	179 330	206 391
Cover funds for liabilities and payments received	950	905	3 976	4 165
Cover funds for liabilities and payments given	960	906	8 116 121	8 375 156
Housing facilities depreciation	970	907	21 065	19 514
Depreciation of land improvement objects and other similar objects	980	908	2 565	2 593
Payments for communication services		909	62 332	209 980

Item description	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	2	2a	3	4
Net assets		1000	14 822 820	15 251 919

CEO ______________ Omelchenko Sergey Valerievich
(signature) (signator)

Chief accountant __________ Popkov Nikolai Iv
(signarure) (signator)

July 28, 2005

VIII - 15

PROFIT AND LOSS STATEMENT

For the first half of year 2005

			CODES
		Form № 02 by OKUD	0710002
		Date (year, month, day)	2005.06.30
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

RECEIVED 2001 JUN 17 P 12:4_ OFFICE OF INTERNATIONAL CORPORATE FINANCE

Item description	Index code	Line code	For the report period	For similar period of the previous year
1	2	2a	3	4
I. Profit and expenses of ordinary activities				
Revenue(net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	010	010	10 207 779	8 722 605
Including from sales: of telecommunication services		011	9 957 614	8 525 129
Prime cost of sold goods, products, works and services	020	020	(7 391 873)	(6 337 646)
Including: of telecom services		021	(7 194 538)	(6 175 380)
Profit (loss) from sales (lines 010 -020)	050	**050**	2 815 906	2 384 959
II. OPERATING EARNINGS AND EXPENSES				
Interest receivable	060	060	4 587	3 982
Interest due	070	070	(398 635)	(252 439)
Income from participation in other organizations	080	080	33 369	42 477
Other operating earnings	090	090	145 168	37 469
Other operating expenses	100	100	(470 365)	(518 733)
III. NON-SALES EARNINGS AND EXPENSES				
Non-sales earnings	120	120	115 880	134 109
Non-sales expenses	130	130	(737 499)	(457 471)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)	140	**140**	1 508 411	1 374 353
Income tax expenses (lines -151+/-152+/-153) including:		**150**	(522 318)	(405 435)
deferred tax liabilities	142	151	(65 172)	(74 373)
deferred tax assets	141	152	(116 163)	7 089
Current income tax	150	153	(340 983)	(338 151)
Profit (loss) of ordinary activity (lines 140-150)		**160**	986 093	968 918
IV. EXTRAORDINARY INCOME AND EXPENSES				
Extraordinary income		170	71	5
Extraordinary expenses		180	(24)	(28)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)	190	**190**	986 140	968 895
BY REFERENCE				
Income tax contingent expenses /income		201	(362 030)	(329 839)
Recurrent tax liabilities	200	202	(178 925)	(114 582)

Item description	Index code	Line code	For the report period	For similar period of the previous year
1	2	2a	3	4
Recurrent tax assets	200	203	18 637	38 986

Item description	Index code	Line code	For the report period	For similar period of the previous year
1	2	2a	3	4
Basic earnings (loss) per share		301	-	-
Diluted earnings (loss) per share		302	-	-

** It is completed in annual accounting statement

Breakdown of single profits and losses

Item description	Line code	For the report period		For similar period of the previous year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to an arbitrage or court judgment	401	13 259	(5 830)	12 116	(3 863)
Past years profit (loss)	402	25 552	(140 332)	57 014	(38 132)
Reimbursement of damages caused by default or inadequate fulfillment of obligations	403	3 090	(731)	2 500	(647)
Foreign exchange differences in foreign currency operations	404	9 067	(2 105)	21 258	(14 720)
Deductions to the assessed reserves	405	25 242	(93 215)	39 054	(333 873)
Debt amortization of receivables and payables	406	16 685	(1 534)	358	(1 158)

CEO ____________ **Omelchenko Sergey Valerievich**
(signature) (signator)

Chief accountant ____________ **Popkov Nokolai Ivanovich**
(signature) (signator)

July 28, 2005

VIII-16

ACCOUNTING BALANCE SHEET

as of March 31, 2005

		CODES
	Form №1 by OKUD	0710001
	Date (year, month, day)	2005.03.31
Organization: OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number: 5260901817	TIN	5260901817
Activity type: electric communication	by OKVED	64.20
Business legal structure /ownership form: Open Joint Stock Company / private	by OKOPF/OKFS	47 / 16
Measure unit: thousand rubles	by OKEI	384

Address: 603000, Nizhny Novgorod city, Maxim Gorky sq., Post House

RECEIVED

The date of approval	
The date of dispatch (receipt)	28.04.2005

ASSET	Explanations	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	32	26
Fixed assets		120	120	19 786 083	19 425 329
Capital investments		130	130	1 204 444	1 414 313
Income-bearing placements into tangible assets		135	135	1 177	1 175
Long-term financial investments		140	**140**	1 251 842	1 261 935
Including: Investments into associated companies			141	1 219 442	1 229 542
Investments into affiliates			142	21 860	21 859
Investments into other organizations			143	8 651	8 645
Other long-term financial investments			144	1 889	1 889
Deferred tax assets		145	145	301 197	299 543
Other non-current assets		150	150	1 687 359	2 140 070
Total for section I		190	**190**	24 232 134	24 542 391

ASSET	Explanations	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	2a	3	4
II.CURRENT ASSETS					
Inventory		210	**210**	854 899	777 579
Including: *raw materials, materials and other similar values*		211	211	688 631	620 967
work in progress expenses (distribution costs)		213	213	81	514
finished commodity and goods for resale		214	214	36 326	37 381
goods shipped		215	215	24	-
deferred expenses		216	216	129 833	118 713
other inventory and expenses		217	217	4	4
VAT for acquired valuables		220	220	1 266 225	904 572
Accounts receivable (payments are expected in over 12 months after the report date)		230	**230**	28 497	25 202
Including: *buyers and customers*		231	231	3 308	3 205
advances paid out			232	3 313	1 976
other debtors			233	21 876	20 021
Accounts receivable (payments are expected within 12 months after the report date)		240	**240**	1 474 566	1 816 905
Including: *buyers and customers*		241	241	1 154 435	1 390 188
advances paid out			242	147 338	217 382
other debtors			243	172 793	209 335
Short-term financial investments		250	250	7 761	15 760
Monetary resources,		260	260	344 723	204 119
Other current assets		270	270	707	860
Total for section II		290	**290**	3 977 378	3 744 997
BALANCE (sum of lines 190+290)		300	**300**	28 209 512	28 287 388

LIABILITIES	Explanations	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Charter capital		410	410	1 639 765	1 639 765
Additional capital		420	420	3 980 430	3 954 011
Reserve capital		430	430	81 988	81 988
Treasury stock		411	440	-	-
Undistributed profit (uncovered loss) of past years		470	460	8 890 265	8 915 908
Undistributed profit (uncovered loss) of the report year		470	470	-	608 808
Total for section III		490	**490**	14 592 448	15 200 480
IV. LONG-TERM LIABILITIES					
Credits and loans		510	**510**	3 734 001	3 522 577
Including:					
credits			511	2 631 000	3 433 022
loans			512	1 103 001	89 555
Deferred tax liabilities		515	515	580 691	608 947
Other long-term liabilities		520	520	1 408 186	1 139 095
Total for section IV		590	**590**	5 722 878	5 270 619
V. SHORT-TERM LIABILITIES					
Credits and loans		610	**610**	3 513 292	3 711 690
Including:					
credits			611	2 042 520	1 548 567
loans			612	1 470 772	2 163 123
Accounts payable,		620	**620**	3 921 305	3 610 921
Including:					
suppliers and contractors		621	621	2 584 322	2 238 855
advances received		625	622	340 540	289 507
wage arrears		622	623	65 279	256 556
debt to government extrabudgetary funds		623	624	42 952	97 100
tax debt		624	625	393 226	200 366
other creditors		625	626	494 986	528 537
Debt to participants (founders) for income payments		630	630	29 411	27 788
Deferred revenue		640	640	230 372	222 460
Reserves for deferred expenses		650	650	199 806	243 430
Other short-term liabilities		660	660	-	-
Total for section V		690	**690**	7 894 186	7 816 289
BALANCE (sum of lines 490+590+690)		700	**700**	28 209 512	28 287 388

·rence on availability of valuables being accounted on off balance sheet accounts

Item description	Explanations	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	2a	3	4
Rented fixed assets		910	901	301 591	422 348
Including under leasing		911	911	176 550	162 361
Inventory items received in custody		920	902	60 910	6 959
Commodities received for commission		930	903	3 945	2 840
Accounts receivable of insolvent debtors written-off as a loss		940	904	179 330	184 850
Cover funds for liabilities and payments received		950	905	3 976	4 224
Cover funds for liabilities and payments given		960	906	8 116 121	8 146 843
Housing facilities depreciation		970	907	21 065	20 468
Depreciation of land improvement objects and other similar objects		980	908	2 565	2 579
Payments for communication services			909	62 332	155 143

Reference on net assets cost

Item description	Explanations	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	2a	3	4
Net assets			1000	14 822 820	15 422 940

CEO ____________ ______Kirillov Alexander Ivanovich
(signature) (signator)

Chief accountant__________ ______Popkov Nikolai Ivanovich
(signature) (signator)

April 25, 2005

VIII-17

PROFIT AND LOSS STATEMENT

for quarter 1 of year 2005

			CODES
		Form № 02 by OKUD	0710002
		Date (year, month, day)	2005.03.31
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Business legal structure /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

Item description	Explanations	Index code	Line code	For the report period	For similar period of the previous year
1	1a	2	2a	3	4
I. Profit and expenses of ordinary activities					
Revenue(net) from sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)		010	010	5 084 068	4 344 874
Including from sales: of telecommunication services			011	4 954 938	4 237 978
Prime cost of sold goods, products, works and services		020	020	(3 565 904)	(3 109 507)
Including: of telecom services			021	(3 465 348)	(3 021 309)
Profit (loss) from sales (lines 010 -020)		050	**050**	1 518 164	1 235 367
II. OPERATING EARNINGS AND EXPENSES					
Interest receivable		060	060	2 082	1 633
Interest due		070	070	(197 366)	(120 390)
Income from participation in other organizations		080	080	-	-
Other operating earnings		090	090	82 193	20 244
Other operating expenses		100	100	(239 899)	(306 411)
III. NON-SALES EARNINGS AND EXPENSES					
Non-sales earnings		120	120	53 336	93 989
Non-sales expenses		130	130	(329 726)	(154 398)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)		140	**140**	888 784	770 034
Income tax expenses (lines -151+/-152+/-153) including:			**150**	(279 976)	(253 715)
deferred tax liabilities		142	151	(29 746)	(38 741)
deferred tax assets		141	152	(1 654)	5 449
Current income tax		150	153	(248 576)	(220 423)
Profit (loss) of ordinary activity (lines 140-150)			**160**	608 808	516 319
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income			170	-	-
Extraordinary expenses			180	-	(4)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)		190	**190**	608 808	516 315

Item description	Explanations	Index code	Line code	For the report period	For similar period of the previous year
1	1a	2	2a	3	4
BY REFERENCE Income tax contingent expenses /income			201	(213 308)	(184 880)
Recurrent tax liabilities		200	202	(70 544)	(85 025)
Recurrent tax assets		200	203	3 876	16 190

Item description	Explanations	Index code	Line code	For the report period	For similar period of the previous year
1	1a	2	2a	3	4
Basic earnings (loss) per share			301	-	-
Diluted earnings (loss) per share			302	-	-

** It is completed in annual accounting statement

Breakdown of single profits and losses

Item description	Index code	Line code	For the report period		For similar period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to an arbitrage or court judgment		401	5 996	(3 463)	6 375	(2 114)
Past years profit (loss)		402	13 271	(110 926)	45 883	(22 024)
Reimbursement of damages caused by default or inadequate fulfillment of obligations		403	1 848	(445)	906	(172)
Foreign exchange differences in foreign currency operations		404	5 406	(1 441)	16 106	(5 244)
Deductions to the assessed reserves		405	13 422	(42 189)	9 856	(207 746)
Debt amortization of payables and receivables		406	338	(451)	216	(410)

CEO ________ Kirillov Alexander Ivanovich
(signature) (signator)

Chief accountant ________ Popkov Nikolai Ivanovich
(signature) (signator)

April 25, 2005

Breakdown of single profits and losses

for quarter 1 of year 2005

Organization OJSC "VolgaTelecom"

Taxpayer Identification Number 5260901817

Activity type electric communication

Business legal structure /ownership form Open Joint Stock Company / private

Measure unit: thousand rubles

RECEIVED

Ordinary activities revenues

thousand rubles

Items description	Line code	For the report period	For similar period of the previous year
1	2	3	4
Long-distance and international long-distance communication	3800	1 561 015	1 598 730
Local and rural communication	3810	2 234 550	1 803 284
Radiocommunications, radio broadcasting, TV, satellite communication	3820	35 739	27 548
Wire broadcasting	3830	91 311	97 042
Wireless communication	3840	51 123	51 934
Recording electric communication	3841	44 396	48 289
Revenue from electric communication value added services	3850	264 912	162 710
Revenue from telecommunication operators	3851	669 251	441 974
Other telecommunication services (core activities)	3860	2 642	6 466
Revenue from other sales (non-core activities)	3870	129 129	106 897
TOTAL (line 010 f.2)	**3890**	5 084 068	4 344 874

Ordinary activities expenses

thousand rubles

Element wise costs	Line code	For the report period	For similar period of the previous year
1	2	3	4
Wage costs	3900	1 222 794	1 027 046
Deductions to social insurance	3910	314 361	360 896
Fixed assets amortization	3920	632 396	490 082
Material expenses	3921	226 959	192 376
Electric energy	3930	78 075	68 196
Expenses for services of telecommunication operators (except the companies within the Group)	3931	105 358	74 007
Expenses for services of telecommunication operators within the group	3932	-	3 499
Expenses for OJSC "Rostelecom" services	3933	476 187	457 975
Services of outside organizations	3934	254 166	193 901
Taxes and dues included into ordinary activities expenses	3935	4 662	9 449
Deductions to R&D fund	3960	-	-
Other expenses	3970	250 946	232 080
TOTAL (line.020 f.2)	**3990**	3 565 904	3 109 507

Operating earnings

thousand rubles

Items description	Line code	For the report period	For similar period of the previous year
1	2	3	4
Earnings from joint activity	4000	-	-
Earnings from sale and other retirement of fixed assets	4030	16 885	7 326
Earnings from sale and other retirement of other retirement of other assets	4040	64 202	11 686
Doubtful debts reserve reestablished	4045	-	-
Other operating earnings	4050	1 106	1 232
TOTAL (line 090 f.2)	**4070**	82 193	20 244

Operating expenses

thousand rubles

Items description	Line code	For the report period	For similar period of the previous year
1	2	3	4
Expenses connected with participation in the charter capitals of other organizations	4100	-	-
Expenses connected with participation in joint activity	4110	-	-
Expenses for the payment of services of credit institutions	4120	12 359	10 055
Expenses connected with sale and other retirement of fixed assets	4135	48 408	7 202
Expenses connected with sale and other retirement of assets	4140	41 917	6 431
Doubtful debts reserves	4150	28 767	197 890
Reserves for depreciation of investments in securities	4160	-	-
Expenses for taxes and dues	4170	108 364	84 489
Other expenses	4180	84	344
TOTAL (line 100 f.2)	**4190**	239 899	306 411

Non-sales earnings

thousand rubles

Items description	Line code	For the report period	For similar period of the previous year
1	2	3	4
Fines, penalties, forfeits for violation of contracts	4210	5 996	6 375
Receipts in reimbursement of damages caused	4220	1 848	906
Past years earnings, detected in the report year	4230	13 271	45 883
Exchange differences	4240	5 406	16 106
Foreign currency exchange differences calculated between ruble accounts from movements in underlying assets or agreements priced in a foreign currency	4250	3 319	14 335
Cost of property detected by the results of inventory check	4260	10	292
Resources received on a gratis basis	4270	4 273	3 530
Accounts payable with expired limitation period	4271	338	216
Other	4280	18 875	6 346
TOTAL (line 120 f.2)	**4290**	53 336	93 989

Non-sales expenses

thousand rubles

Items description	Line code	For the report period	For similar period of the previous year
1	2	3	4
Fines, penalties, forfeits for violation of contracts	4310	3 463	2 114
Reimbursement of damages caused	4320	445	172
Past years losses detected in the report year	4330	110 926	22 024
Exchange differences	4340	1 441	5 244
Foreign currency exchange differences calculated between ruble accounts from movements in underlying assets or agreements priced in a foreign currency	4350	637	6 563
Cost of property, the inadequacy of which is detected by the results of inventory check	4360	23	72
Amortization of accounts receivable with expired limitation period	4370	184	303
Amortization of accounts receivable unreal for recovery	4380	267	107
Expenses connected with charity and sponsorship, organization of cultural events and other events of similar nature	4390	16 661	19 695
Payments to staff , the payments are not being included into ordinary activities expenses	4391	165 539	70 996
Membership fees to associations, and noncommercial partnerships	4392	1 172	196
Preparation for mobilization and civil defense expenses	4393	8 343	5 190
Fines and penalties by taxes and dues	4395	401	684
-Fines and penalties by income tax	4396	165	21
-Fines and penalties by other taxes and dues	4397	236	663
Other	4430	20 224	21 038
TOTAL (line 130 f.2)	**4450**	329 726	154 398

Extraordinary income

thousand rubles

Items description	Line code	For the report period	For similar period of the previous year
1	2	3	4
Insurance indemnity	4601	-	-
Budget financing in connection with contingencies	4611	-	-
Cost of tangibles remaining after writing off assets	4612	-	-
Other receipts in connection with contingencies	4621	-	-
TOTAL (line 170 f.2)	**4640**	-	-

Extraordinary expenses

thousand rubles

Items description	Line code	For the report period	For similar period of the previous year
1	2	3	4
Cost of lost inventory items	4660	-	4
Losses from fixed assets amortization	4670	-	-
Expenses for disaster recovery	4680	-	-
Total (line 180 f.2)	**4690**	-	4

CEO ____________ Kirillov Alexander Ivanovich
(signature) (signator)

Chief accountant ________ Popkov Nikolai Ivanovich
(signature) (signator)

VIII - 19

ACCOUNTING BALANCE SHEET

			CODES
		Form № 01 by OKUD	0710001
As of	**December 31, 2004**	Date (year, month, day)	2004.12.31
Organization	**OJSC "VolgaTelecom"**	by OKPO	**01142788**
Taxpayer Identification Number	**5260901817**	TIN	5260901817
Activity type	**Electric communication**	by OKVED	64.20
Organizational-legal form /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	**47/16**
Measure unit:	**thousand rubles**	by OKEI	**384**
Address:	603000, Nizhny Novgorod city, Maxim Gorky sq., Post House		
		The date of approval	
		The date of dispatch (receipt)	31.03.2005

ASSET	Explanations	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	2a	3	4
I. NON-CURRENT ASSETS					
Intangible assets		110	110	56	32
Fixed assets	6.1	120	120	14 982 787	19 786 083
Capital investments	6.2	130	130	1 037 188	1 204 444
Income-bearing placements into tangible assets		135	135	104	1 177
Long-term financial investments	6.3	140	**140**	1 175 065	1 251 842
Including:					
Investments into associated companies			141	1 129 683	1 219 442
Investments into affiliates			142	22 164	21 860
Investments into other organizations			143	18 359	8 651
Other long-term financial investments			144	4 859	1 889
Deferred tax assets	6.4	145	145	51 335	301 197
Other non-current assets	6.5	150	150	788 890	1 687 359
Total for section I		190	**190**	18 035 425	24 232 134

ASSET	Explanations	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	2a	3	4
II.CURRENT ASSETS					
Inventory		210	**210**	520 552	854 899
Including:					
raw materials, materials and other similar values	*6.6*	211	211	371 226	688 631
work in progress expenses (distribution costs)		213	213	1 913	81
finished commodity and goods for resale		214	214	40 567	36 326
goods shipped		215	215	226	24
deferred expenses		216	216	106 616	129 833
other inventory and expenses		217	217	4	4
VAT for acquired valuables		220	220	734 881	1 266 225
Accounts receivable (payments are expected in over 12 months after the report date)		230	**230**	39 835	24 904
Including:					
buyers and customers	*6.7*	231	231	4 346	3 308
advances paid out			232	10 862	3 313
other debtors			233	24 627	18 283
Accounts receivable (payments are expected within 12 months after the report date)		240	**240**	1 600 460	1 478 159
Including:					
buyers and customers	*6.8*	241	241	1 345 008	1 154 435
advances paid out			242	116 471	147 338
other debtors	6.9		243	138 981	176 386
Short-term financial investments	6.3	250	250	11 082	7 761
Monetary resources,		260	260	234 242	344 723
Other current assets		270	270	483	707
Total for section II		290	**290**	3 141 535	3 977 378
BALANCE (sum of lines 190+290)		300	**300**	21 176 960	28 209 512

LIABILITIES	Explanations	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	2a	3	4
III. CAPITAL AND RESERVES					
Charter capital	**6.10**	410	410	1 639 765	1 639 765
Additional capital		420	420	4 088 227	3 980 430
Reserve capital		430	430	81 988	81 988
Own shares redeemed from the stockholders		411	440		
Undistributed profit (uncovered loss) of past years		470	460	7 172 537	6 833 997
Undistributed profit (uncovered loss) of the report year		470	470	X	2 056 268
Total for section III		490	**490**	12 982 517	14 592 448
IV. LONG-TERM LIABILITIES					
Credits and loans	**6.14**	510	**510**	2 107 680	3 734 001
including:					
credits			511	1 012 450	2 631 000
loans			512	1 095 230	1 103 001
Deferred tax liabilities	6.15	515	515	386 185	580 691
Other long-term liabilities	6.16	520	520	900 408	1 408 186
Total for section IV		590	**590**	3 394 273	5 722 878
V. SHORT-TERM LIABILITIES					
Credits and loans	**6.14**	610	**610**	1 448 246	3 513 292
Including:					
credits			611	806 296	2 042 520
loans			612	641 950	1 470 772
Accounts payable,		620	**620**	3 100 976	3 921 305
Including:					
suppliers and contractors	*6.17*	621	621	1 595 763	2 584 322
advances received	6.17	625	622	339 042	340 540
wage arrears		622	623	164 485	65 279
debt to government extrabudgetary funds		623	624	79 192	42 952
tax debt		624	625	263 591	393 226
other creditors	6.17	625	626	658 903	494 986
Debt to participants (founders) for income payments		630	630	22 456	29 411
Deferred revenue	6.18	640	640	209 172	230 372
Reserves for deferred expenses		650	650	19 320	199 806
Other short-term liabilities		660	660		
Total for section V		690	**690**	4 800 170	7 894 186
BALANCE (sum of lines 490+590+690)		700	**700**	21 176 960	28 209 512

Reference on availability of valuables being accounted on off balance sheet accounts

Item description	Explanations	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	2a	3	4
Rented fixed assets		910	901	326 203	301 591
Including under leasing		911	911	202 413	176 550
Inventory items received for custody		920	902	14 110	60 910
Commodities received for commission		930	903	818	3 945
Accounts receivable of insolvent debtors written-off as a loss		940	904	190 238	179 330
Cover funds for liabilities and payments received		950	905	4 642	3 976
Cover funds for liabilities and payments given		960	906	4 526 462	8 116 121
Housing facilities depreciation		970	907	29 568	21 065
Depreciation of land improvement objects and other similar objects		980	908	2 074	2 565
Payments for communication services			909	47 005	62 332

Reference on net assets cost

Item description	Explanations	Index code	Line code	As of the beginning of the report period	As of the end of the report period
1	1a	2	2a	3	4
Net assets			1000	13 191 689	14 822 820

CEO ____________ ______________
(signature) (signator)

Chief accountant________ ____________
(signature) (signator)

"___"____________.

VIII-20

PROFIT AND LOSS STATEMENT

			CODES
		Form № 02 by OKUD	0710002
for	year 2004	Date (year, month, day)	
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Organizational-legal form /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

Item description	Explanations	Index code	Line code	For the report period	For similar period of the last year
1	1a	2	2a	3	4
I. Profit and expenses of ordinary activities					
Revenue(net) of sales of goods, products, works, services (minus VAT, excise taxes and similar mandatory payments)	7.1	010	010	18 604 604	14 677 305
Including of sales: of communication services			011	18 171 248	14 242 307
Prime cost of sold goods, products, works and services	7.2	020	020	(13 264 137)	(10 487 864)
Including: communication services			021	(12 921 832)	(10 136 128)
Profit (loss) from sales (lines 010 - 020)		050	**050**	5 340 467	4 189 441
II. OPERATING EARNINGS AND EXPENSES					
Interest receivable		060	060	9 485	11 644
Interest due		070	070	(564 420)	(283 719)
Income from participation in other organizations		080	080	43 594	30 910
Other operating earnings	7.3	090	090	477 748	187 204
Other operating expenses	7.3	100	100	(1 308 929)	(660 595)
III. NON-SALES EARNINGS AND EXPENSES					
Non-sales earnings	**7.4**	120	120	272 520	244 657
Non-sales expenses	7.4	130	130	(1 280 714)	(869 182)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)		140	**140**	2 989 751	2 850 360
Income tax expenses (lines -151+/-152+/-153) including:	**7.6**		**150**	(933 280)	(849 885)
deferred tax liabilities		142	151	(194 505)	(150 230)
deferred tax assets		141	152	249 862	10 425
Current income tax		150	153	(988 637)	(710 080)
Profit (loss) of ordinary activity (lines 140-150)			**160**	2 056 471	2 000 475

Item description	Explanations	Index code	Line code	For the report period	For similar period of the last year
1	1a	2	2a	3	4
IV. EXTRAORDINARY INCOME AND EXPENSES					
Extraordinary income	7.5		170	32	1 015
Extraordinary expenses	7.5		180	(235)	(234)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)	7.7	190	**190**	2 056 268	2 001 256
BY REFERENCE					
Income tax contingent expenses /income			201	(717 491)	(684 086)
Recurrent tax liabilities		200	202	(267 911)	(218 600)
Recurrent tax assets		200	203	52 122	52 801

Item description	Explanations	Index code	Line code	For the report period	For similar period of the last year
1	1a	2	2a	3	4
Basic earnings (loss) per share	7.8		301	0,00752	0,00735
Diluted earnings (loss) per share			302		

*** It is completed in annual accounting statement**

Breakdown of single profits and losses

Item description	Index code	Line code	For the report period		For similar period of the previous year	
			profit	loss	profit	loss
1	1a	2	3	4	5	6
Fines, penalties and forfeits which were acknowledged or to be collected according to an arbitrage or court judgment		401	24 807	(16 965)	21 446	(11 107)
Past years profit (loss)		402	86 067	(127 338)	37 498	(97 141)
Reimbursement of damages caused by default or inadequate fulfillment of obligations		403	8 554	(1 672)	48 910	(2 615)
Foreign exchange differences in foreign currency operations		404	26 629	(25 500)	49 631	(79 426)
Deductions to the assessed reserves		405	117 032	(933 370)	100 818	(315 530)
Debt amortization of payables and receivables		406	4 015	(7 114)	1 617	(5 818)

CEO __________ ______________
(signature) (signator)

Chief accountant ________ ______________
(signature) (signator)

"___" ____________.

VIII -21

CASH FLOW STATEMENT

			CODES
		Form № 04 by OKUD	0710004
for	year 2004	Date (year, month, day)	
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Organizational-legal form /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

Item description	Index code	Line code	For the report year	For similar period of the past year
1	1a	2	3	4
CASH BALANCE AS OF THE REPORT YEAR BEGINNING		**010**	234 241	145 197
OPERATING PERFORMANCE Cash inflow from operating performance		**020**	21 704 813	18 669 209
cash received from buyers, customers		021	19 525 368	16 112 542
nonoperating revenues		022	2 179 445	2 556 667
Cash allocated for:		**030**	(17 450 596)	(16 251 184)
payment of acquired goods, works, services, raw materials and other current assets	150	031	(5 080 027)	(5 707 866)
remuneration of labor	160	032	(4 393 464)	(3 260 401)
interest payment	170	033	(662 177)	(179 592)
taxes and dues settlements	180	034	(4 937 678)	(4 280 620)
other expenses		035	(2 377 250)	(2 822 705)
Net cash from operating performance		**040**	4 254 217	2 418 025
INVESTMENT ACTIVITY Cash received for investment activity		**050**	532 708	81 700
receipts from sale of fixed assets objects and other non-currents assets	210	051	25 524	27 057
receipts from redemption and sale of securities, sale of equity participations, equity stakes and other financial investments	220	052	447 660	20 200
dividends received, income from equity participation	230	053	38 218	29 881
interest received	240	054	1 563	1 462
receipts from redemption of loans granted to other organizations	250	055	1 700	105
other income from investment activity		056	18 043	2 995

Item description	Index code	Line code	For the report year	For similar period of the past year
1	1a	2	3	4
Cash allocated for:		**060**	(7 291 920)	(3 929 262)
acquisition and creation of fixed assets objects and other non-current assets	290	061	(6 944 987)	(2 927 032)
acquisition of shares, equity participation and equity stakes	280	062	(264 058)	(902 016)
acquisition of debt securities and other financial investments	300	063	(60 000)	(89 855)
granting loans to other organizations	310	064		(5 925)
other expenses for investment activity		065	(22 875)	(4 434)
Net cash from investment activity	**340**	**070**	(6 759 212)	(3 847 562)
FINANCING ACTIVITY Cash received from financing activity		**080**	6 970 728	3 763 374
borrowed loans and credits		081	6 767 632	3 696 737
other income from financing activity		082	203 096	66 637
Cash allocated for:		**090**	(4 355 251)	(2 244 792)
redemption of loans and credits (ex interest)		091	(3 292 243)	(1 543 077)
repayment of financial lease liabilities		092	(672 731)	(375 350)
dividends payment	170	093	(373 885)	(326 334)
other expenses for financing activity		094	(16 392)	(31)
Net cash from financing activity		**100**	2 615 477	1 518 582
Net increase (reduction) of cash		**110**	110 482	89 045
CASH BALANCE AS OF THE REPORT PERIOD END		**120**	344 723	234 242
The value of impact of foreign currency rate change with respect to ruble		130		

CEO __________ ______________
(signature) (signator)

Chief accountant ________ ______________
(signature) (signator)

"___" ____________

VIII - 22

CAPITAL CHANGES STATEMENT

			CODES
		Form № 03 by OKUD	0710003
for	year 2004	Date (year, month, day)	
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Organizational-legal form /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

1. Change of capital

Item description	Index code	Line code	Charter capital	Additional capital	Reserve capital	Undistributed profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Balance as of December 31, 2002		100	1 639 765	4 139 098	72 832	5 652 172	11 503 867
Year 2003							
Changes in accounting policy		101	X	X	X	(197 587)	(197 587)
Revaluation surplus of fixed assets objects		102	X		X		
Miscellaneous		103	X		X		
Balance as of January 1, 2003		104	1 639 765	4 139 098	72 832	5 454 585	11 306 280
Change of capital items:		200		(46 179)	9 156	1 717 284	1 680 261
revaluation surplus of foreign currencies		201	X		X	X	
Net profit (loss) of the report year		202	X	X	X	2 001 256	2 001 256
Dividends		203	X	X	X	(320 995)	(320 995)
Allocations to reserve funds		204	X	X	9 156	(9 156)	
Additional issue of shares at the cost of own resources		205			X		
Increment in face value of shares		206			X		
Change of capital at retirement of fixed assets objects		207	X	(46 179)	X	46 179	
Miscellaneous		208					
Increment in value of capital due to:		210				1 208	1 208
additional issue of shares at the cost of stockholders resources		211			X	X	
reorganization of legal entity		212					
Miscellaneous		213				1 208	1 208
Reduction of capital value due to:		220		(4 692)		(540)	(5 232)
reduction of the shares quantity		221		X	X		
reduction of the shares face value		222		X	X	X	
reorganization of legal entity		223					
Miscellaneous		224		(4 692)		(540)	(5 232)
Balance as of December 31, 2003		300	1 639 765	4 088 227	81 988	7 172 537	12 982 517
Year 2004							
Changes in accounting policy		301	X	X	X		
Revaluation surplus of fixed assets objects		302	X		X		
Miscellaneous		303	X		X		
Balance as of January 1, 2004	100	304	1 639 765	4 088 227	81 988	7 172 537	12 982 517
Change of capital items:		400		(91 042)		1 720 421	1 629 379
Revaluation surplus of foreign currencies		401	X		X	X	
Net profit (loss) of the report year		402	X	X	X	2 056 268	2 056 268
Dividends		403	X	X	X	(426 889)	(426 889)
Allocations to reserve funds	110	404	X	X			
Additional issue of shares at the cost of own resources	121	405			X		

Item description	Index code	Line code	Charter capital	Additional capital	Reserve capital	Undistributed profit (uncovered loss)	Total
1	1a	2	3	4	5	6	7
Increment in face value of shares	122	406			X		
Change of capital at retirement of fixed assets objects		407	X	(91 042)	X	91 042	
Miscellaneous		408					
Increment in capital value due to:		410					
additional issue of shares at the cost of stockholders resources	121	411			X	X	
reorganization of legal entity	123	412					
Miscellaneous		413					
Reduction of capital value due to:		420		(16 755)		(2 693)	(19 448)
reduction of the shares quantity	132	421		X	X		
reduction of the shares face value	131	422		X	X	X	
reorganization of legal entity	133	423					
Miscellaneous		424		(16 755)		(2 693)	(19 448)
Balance as of December 31, 2004	140	500	1 639 765	3 980 430	81 988	8 890 265	14 592 448

2. Reserves

Item description	Index code	Line code	Balance as of the year beginning	Receipt	Spent /recovered	Balance as of the year end
1	1a	2	3	4	5	6
Reserves established as per legislation: Reserve fund data of year 2003		601	72 832	9 156		81 988
data of year 2004		602	81 988			81 988
Reserves established as per articles of association: Corporization fund of the Company's employees data of year 2003		603				
data of year 2004		604				
Assessed reserves: Reserves for doubtful debts data of year 2003		605	266 033	315 008	(118 166)	462 875
data of year 2004		606	462 875	933 755	(139 314)	1 257 316
Reserves for depreciation of financial investments data of year 2003		607		522		522
data of year 2004		608	522	79		601
Reserve for reduction in value of tangible assets data of year 2003		609				
data of year 2004		610				
Reserves of costs to be incurred: data of year 2003		611	2 136	17 184		19 320
data of year 2004		612	19 320	280 424	(99 938)	199 806
Reserves for contingent liabilities: data of year 2003		613				
data of year 2004		614				

CEO __________ ______________ **Chief accountant** ________ ______________

(signature) (signator) (signature) (signator)

"__" ____________

VIII -23

ATTACHMENT TO ACCOUNTING BALANCE SHEET

			CODES
		Form № 05 by OKUD	0710005
as of	December 31, 2004	Date (year, month, day)	
Organization	OJSC "VolgaTelecom"	by OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Electric communication	by OKVED	64.20
Organizational-legal form /ownership form	Open Joint Stock Company / private	by OKOPF/OKFS	47/16
Measure unit:	thousand rubles	by OKEI	384

1. Intangible assets

Item description	Index code	Line code	As of the report year beginning	Receipts	Retired	As of the report year end
1	1a	2	3	4	5	6
Intellectual property objects (exclusive rights for intellectual property results)	010	**101**	135			135
between them: from patent holder for invention, design invention, useful model	011	102				
from possessor of right for PC software, data bases	012	103	106			106
from trade mark and service mark holder, the name of goods origin location	014	104	29			29
other	015	105				
Miscellaneous	040	106				
Total		**110**	135			135

Item description	Index code	Line code	As of the report year beginning	As of the report period end
1	1a	2	3	4
Amortization of intangible assets - total	050	**120**	79	103
Including: *from patent holder for invention, design invention, useful model*		121		
from possessor of right for PC software, data bases		122	75	96
from trade mark and service mark holder, the name of goods origin location		123	4	7
other		124		

2. Fixed assets

Item description	Index code	Line code	As of the report year beginning	Receipts	Retired	As of the report year end
1	1a	2	3	4	5	6
Buildings		201	3 272 464	323 075	(14 919)	3 580 620
Installations and transmit devices		202	8 636 741	2 518 673	(96 450)	11 058 964
Machines and equipment		203	12 821 415	3 470 411	(306 268)	15 985 558
Transport vehicles		204	390 329	63 181	(14 442)	439 068
PCs and office equipment		205	822 807	452 763	(7 381)	1 268 189
Residential properties		206	90 464	5 153	(27 201)	68 416
Land plots and environmental management objects		207	2 712	3 500		6 212
Other types of fixed assets		208	208 116	94 596	(5 250)	297 462
Total		**210**	26 245 048	6 931 352	(471 911)	32 704 489

Item description	Index code	Line code	As of the report year beginning	As of the report year end
1	1a	2	3	4
Capital consumption - total	140	**220**	11 262 261	12 918 406
Including: buildings		221	755 817	800 339
Installations and transmit devices		222	4 238 358	4 516 859
Machines and equipment		223	5 535 173	6 607 659
Transport vehicles		224	258 502	285 747
PCs and office equipment		225	345 618	531 312
Other types of fixed assets		226	128 793	176 490

Item description	Index code	Line code	As of the report year beginning	As of the report year end
1	1a	2	3	4
From line 210 fixed assets objects were transferred to lease - total		**230**	236 749	236 402
Including: buildings		231	147 923	153 998
Installations and transmit devices		232	41 790	41 904
Machines and equipment		233	45 814	39 023
Transport vehicles		234	742	1 133
Other types of fixed assets		235	480	344
From line 210 fixed assets objects were transferred for preservation		240	22 532	12 105

BY REFERENCE	Index code	Line code	As of the report year beginning	As of the report year end
1	1a	2	3	4
Revaluation surplus of fixed assets objects:		**250**		x
of initial (replacement) cost	171	251		x
of amortization	172	252		x
Fixed assets objects received for lease - total		**260**	326 203	301 591
Including: buildings		261	107 354	97 479
Installations and transmit devices		262	31 258	34 973
Machines and equipment		263	167 913	122 335
Transport vehicles		264	363	363
Other types of fixed assets		265	19 315	46 441
Property objects being in operation and included into fixed assets prior to registration of right of ownership		270	3 634	403 085

3. Income-bearing placements into tangible assets

Item description	Index code	Line code	As of the report year beginning	Receipts	Retired	As of the report year end
1	1a	2	3	4	5	6
Effects for transfer to leasing		301				
Effects provided under hiring contract		302				
Other		303	104	1 205	(104)	1 205
Total		**310**	104	1 205	(104)	1 205

Item description	Index code	Line code	As of the report year beginning	As of the report year end
1	1a	2	3	4
Amortization of income-bearing placements into tangible assets		311		28

4. Expenses for research-and-development activity and technological works

Description of item of work	Index code	Line code	As of the report year beginning	Receipts	Wtitten off	As of the report year end
1	1a	2	3	4	5	6
Completed R&D, its results are used for production or managerial needs of the organization	310	400				

BY REFERENCE	Index code	Line code	As of the report year beginning	As of the report period end
1	1a	2	3	4
The amount of expenses for R&D in progress	320	401		

BY REFERENCE	Index code	Line code	For the report period	For similar period of the previous year
1	1a	2	3	4
The amount of expenses placed to ordinary activity expenses		402		
The amount of expenses for R&D that did not produce positive results and placed to non-sale expenses		403		

5. Financial investments

Item description	Index code	Line code	Long-term		Short-term	
			As of the report year beginning	As of the report period end	As of the report year beginning	As of the report period end
1	1a	2	3	4	5	6
Contributions to charter (reserve) capitals of other organizations - total	510	501	1 170 206	1 249 953		
Including: associated and affiliated companies	511	502	1 151 847	1 241 302		
Government, municipal and outside organizations bonds	515	503				
Bills of exchange	520	504	1 889	1 889	2 769	
Granted loans	525	505			7 625	5 925
Deposits	530	506				
Other	535	507	2 970		688	1 836
Total	540	**510**	1 175 065	1 251 842	11 082	7 761
From the total amount the financial investments having fair market value: Contributions to charter (reserve) capitals of other organizations - total	550	511	383	803		
Including: associated and affiliated companies	551	512				
Government, municipal and outside organizations bonds	555	513				
Bills of exchange	560	514		1 889		
Other	565	515				
Total	570	**520**	383	2 692		
BY REFERENCE For financial investments having fair market value the change of cost as a result of valuation correction	580	521	380	420		

6. Expenses for ordinary activities (by element sot cost)

Item description	Index code	Line code	For the report year	For the previous year
1	1a	2	3	4
Material expenses	710	601	(4 018 018)	(3 119 439)
Wage costs	720	602	(4 472 235)	(3 433 068)
Benefits-related deductions	730	603	(1 455 349)	(1 155 543)
Amortization	740	604	(1 911 598)	(1 533 958)
Other expenses	750	605	(1 406 937)	(1 245 856)
Total by element sot cost	760	**610**	(13 264 137)	(10 487 864)
Change of balances (increment [+], reduction [-]): of work in progress	765	621	(1 832)	457
of deferred expenses	766	622	23 218	65 601

7. Coverage

Item description	Index code	Line code	As of the report year beginning	As of the report period end
1	1a	2	3	4
Coverage received - total		**710**	4 642	3 976
Incliding: banks' guarantees		711		
guaranties of third parties		712	440	259
Bills of exchange		713		
Property in pawn		**714**	4 202	3 717
Out of it: fixed assets objects		715	4 202	3 717
securities and other financial investments		716		
other property		717		
miscellaneous		718		
Coverage issued - total		**720**	4 526 462	8 116 121
Including: third party guaranties		721	1 237 455	1 393 526
bills of exchange		722	438 345	1 141 868
property in pawn		**723**	2 850 662	5 580 727
Out of it: fixed assets objects		724	2 850 662	5 580 727
securities and other financial investments		725		
other property		726		
miscellaneous		727		

8. Government assistance

Item description	Index code	Line code	For the report year	For similar period of the previous year
1	1a	2	3	4
Budgetary means received during the report year - total	910	**810**	6 001	24 317
Including: Means to finance capital outlays		811	6 000	8 100
Means to finance current expenditures		812	1	16 217

Item description	Index code	Line code	As of the report year beginning	Received for the report period	Returned for the report period	As of the report period end
1	1a	2	3	4	5	6
Budgetary credits - total	920	**820**	15 956	15 960	(5 320)	26 596
Means to finance capital outlays		821	15 956	15 960	(5 320)	26 596
Means to finance current expenditures		822				

CEO ____________ ________________
(signature) (signator)

" ___ " ____________

Chief accountant ________ ______________
(signature) (signator)

VIII -24

OJSC "VolgaTelecom"

Non-audited consolidated financial statement

For 6 months ended June 30, 2006.

OJSC “VolgaTelecom”

Non-audited consolidated financial statement

For 6 months ended June 30, 2006.

Contents

OJSC "VolgaTelecom"
Non-audited consolidated balance sheet
As of June 30, 2006 and 2005.

(In thousand rubles)

	June 30, 2006	December 31, 2005
ASSETS		
Non-current assets		
Property, plant and equipment	28 628 418	28 525 610
Intangible assets and goodwill	3 102 052	2 745 615
Investments in associates	122 476	119 980
Long-term investments	70 490	24 910
Long-term accounts receivable and other assets	20 960	20 835
Long-term advances given	829 024	749 055
Deferred income tax asset	20 503	27 049
Total non-current assets	32 793 923	32 213 054
Current assets		
Inventories	568 595	544 087
Accounts receivable	1 590 150	1 296 011
Other current assets	1 354 171	1 577 657
Cash and cash equivalents	448 237	1 338 713
Total current assets	3 961 153	4 756 468
Total assets	36 755 076	36 969 522
EQUITY AND LIABILITIES		
Preference shares	963 366	963 366
Ordinary shares	2 890 324	2 890 324
Unrealized gain on available-for-sale investments	2 134	2 134
Capital surplus, retained earnings and other provisions	15 400 508	14 507 125
Total equity attributable to equity holders of the parent company	19 256 332	18 362 949
Minority interest	448 110	415 614
Total equity	19 704 442	18 778 563
Non-current liabilities		
Long-term borrowings	7 187 215	7 589 666
Long-term finance lease obligations	666 803	727 768
Pension liabilities	899 679	827 392
Deferred revenue	323 476	331 618
Deferred income tax liability	1 351 458	1 336 072
Total non-current liabilities	10 428 631	10 812 516
Current liabilities		
Accounts payable and accrued expenses	2 796 367	2 574 536
Payables to Rostelecom	0	108 100
Income tax payable	3 222	76 541
Other taxes payable	522 836	812 712
Dividends payable	654 004	63 641
Short-term borrowings	1 353 886	683 741
Current portion of long-term borrowings	924 298	2 699 872
Current portion of long-term finance lease obligations	367 390	359 300
Total current liabilities	6 622 003	7 378 443
Total liabilities	17 050 634	18 190 959
TOTAL EQUITY AND LIABILITIES	36 755 076	36 969 522

General Director_____________ Omelchenko S.V. Chief accountant _____________ Popkov N.I.

The accompanying notes form an integral part of this consolidated financial statement.

OJSC "VolgaTelecom"
Non-audited consolidated income statements for 6 months of 2006 and 2005.
(In thousand rubles)

	6 months of 2006	6 months of 2005
Revenues	11 539 167	11 333 371
Wages, salaries, other benefits and payroll taxes	(3 980 953)	(3 763 281)
Depreciation and amortization	(2 055 643)	(1 584 621)
Materials, repairs and maintenance, utilities	(1 192 405)	(1 013 413)
Taxes other than income tax	(305 252)	(300 997)
Interconnection charges – international companies	(479 178)	(1 335 091)
(Expenditure) recovery of provision for doubtful accounts	98 910	(62 157)
Gain (loss) on disposal of property, plant, and equipment	(56 469)	(198 996)
Other operating income (expense)	(1 107 825)	(1 003 911)
Operating profit	2 460 352	2 070 904
Share of result of associates	2 496	7 558
Interest expense, net	(341 885)	(428 613)
Gain on sale of subsidiaries, associates and other investments	1 055	74 501
Foreign exchange gain (loss), net	23 831	18 401
Other income (expense), net	-	-
Profit before income tax	2 145 849	1 742 751
Income tax expense	(630 067)	(658 837)
(Expense) consideration for income tax – current tax	(608 136)	(397 585)
(Expense) consideration for income tax – deferred tax	(21 931)	(261 252)
Profit (loss) for the reporting period	1 515 782	1 083 914
Profit (loss) attributable to equity holders of the parent company	1 482 174	1 046 669
Profit (loss) attributable to minority interests of subsidiaries	33 608	37 245
Profit (loss) for the reporting period	1 515 782	1 083 914

General Director_____________ Omelchenko S.V. Chief accountant ____________ Popkov N.I.

The accompanying notes form an integral part of this consolidated financial statement.

OJSC "VolgaTelecom"
Notes to non-audited consolidated financial statement for 6 months of 2006.

1. General information

Authorization of accounts

Non-audited consolidated financial statement of OJSC "VolgaTelecom" (the "Company") and its subsidiaries (jointly – the "Group") is drawn up for 6 months of year 2006.

Basis of non-audited consolidated financial statement preparation

IFRS OJSC "VolgaTelecom" statement for 6 months of year 2005 is presented in balance sheet, income statement and also notes to the financial statement. This statement does not contain all IFRS required disclosures; however, its volume is sufficient to have the idea of financial standing and the results of the Company's activity for 6 months of year 2006.

This statement is a non-audited consolidated financial statement of OJSC "VolgaTelecom". The procedures of audit, review or other similar procedures will not be applied to the statement. At the same time taking into account OJSC "VolgaTelecom" experience in presenting IFRS statements, the Company believes that the users of the financial statement may rely on it.

This financial statement is drawn up on the basis of the data of accounting and accounting statement maintained and drawn up in accordance with the system of regulation of accounting records as established by Russian Federation legislation, by additional adjustment and rearrangement of accounting data required for reflection of financial standing, activity results and cash flow in accordance with IFRS requirements.

When preparing this non-audited consolidated financial statement OJSC "VolgaTelecom" carried out smaller volume of procedures than could have been carried out when preparing annual consolidated financial statement. In this connection OJSC "VolgaTelecom" made assumptions, including - fair value of assets and liabilities of acquired subsidiaries and associates, the cost of obligations for retirement benefit plan, deferred revenue, provisions for depreciation of fixed assets, inventories and accounts receivable. Actual values of financial statement for the year ended on December 31, 2006 may differ from the values of this financial statement due to adjustment of information about the assumptions made by the Company and occurrence of other new information.

The content of notes to non-audited consolidated financial statement of OJSC "VolgaTelecom" does not disclose the entire completeness of the information, the disclosure of which is required to meet IFRS. The content of notes to annual consolidated financial statement of OJSC "VolgaTelecom" may disclose the information in larger volume than it is disclosed in this non-audited consolidated financial statement of OJSC "VolgaTelecom".

(In thousand rubles)

2. Subsidiaries

The proposed consolidated financial statement includes property, obligations and the results of activity of OJSC "VolgaTelecom" subsidiaries listed below:

Subsidiary	Main activity	Ownership, %		Voting shares, %	
		2006	2005	2006	2005
CJSC "Nizhegorodskaya Sotovaya Svyaz" (NCC)	Cellular services (GSM-900)	100	100	100	100
CJSC "Tsifrovye Telecommunicatsii"	Local telephone network services	100	100	100	100
CJSC "Telesvyazinform"	Cable and air TV services	100	100	100	100
LLC Russian-American JV "Izhcom"	Data transfer services	100	100	–	–
LLC "Vyatka-Page"	Paging services	100	100	–	–
CJSC "Transsvyaz"	Local telephone network services	80	80	80	80
OJSC "OMRIX"	Local telephone network services	74	74	74	74
CJSC "Ulyanovsk-GSM"	Cellular services (GSM-900)	60	60	60	60
CJSC "Orenburg-GSM"	Cellular services (GSM-900)	51	51	51	51
OJSC "TATINCOM-T"	Cellular services (GSM-900)	50+1 share	50+1 share	50+1 share	50+1 share
CJSC "Narodnyi Telephone Saratov"	Cellular services (CDMA)	50+1 share	50+1 share	50+1 share	50+1 share
CJSC "Nizhegorodskyi Radiotelephone"	Local telephone network services	50	50	50	50
CJSC "Chery - Page"	Paging services	50	50	50	50
CJSC "RTCOM"	Communication services	100	100	100	100
LLC "Nizhegorodskyi teleservice"	Communication services	100	100	-	-

All the above companies are Russian legal entities registered in accordance with the Russian Federation legislation, and have the same financial year as the Company, unless otherwise stated.

3. Property, Plant and Equipment.

Property, plant and equipment are stated at acquisition or construction cost less accumulated depreciation and any impairment in value. For property, plant and equipment acquired prior to January 1, 2003 the fair value as of January 1, 2003 is used as actual value in accordance with the exception stipulated by IFRS 1.

The Company applied the exception permitted by IFRS 1 allowing for the organization to evaluate property, plant and equipment as of the date of transition to IFRS at fair value and to use this fair value as the actual value of property, plant and equipment.

Management assumes that carrying value of all property, plant and equipment of the Company is approximately comparable with their fair value, but, nevertheless, it intends to involve an independent appraiser to confirm this fair value and accordingly the carrying value of property, plant and equipment may be subject to adjustments.

(In thousand rubles)

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Original cost					
At December 31, 2005	14 434 817	15 892 522	1 424 394	4 483 353	36 235 086
Additions	–	–	2 185 891	–	2 185 891
Additions due to acquisition of subsidiaries	–	-	–	–	-
Disposals	(120 030)	(129 152)	(2 219)	(108 089)	(359 490)
Disposals due to sale of subsidiaries	-	-	-	-	-
Commissioned	276 349	832 389	(1 343 523)	234 785	–
At June 30, 2006	**14 591 136**	**16 595 759**	**2 264 543**	**4 610 049**	**38 061 487**
Accumulated Depreciation					
At December 31, 2005	(1 742 319)	(4 344 744)	–	(1 622 413)	(7 709 476)
Charge for the year	(466 754)	(1 174 689)	–	(296 390)	(1 937 833)
Charge due to acquisition of subsidiaries	–	–	–	–	–
Disposals	76 494	65 620	–	72 126	214 240
Disposals due to sale of subsidiaries	-	-		-	-
At June 30, 2006	**(2 132 579)**	**(5 453 813)**	–	**(1 846 677)**	**(9 433 069)**
Book value as of December 31, 2005	12 692 498	11 547 778	1 424 394	2 860 940	28 525 610
Book value as of June 30, 2006	12 458 557	11 141 946	2 264 543	2 763 372	28 628 418

4. Intangible Assets and Goodwill

	Goodwill	Licenses	Software	Other	Total
Original cost					
At December 31, 2005	367 005	185 710	2 293 666	99 898	2 946 279
Additions		39 439	472 331	7 803	519 573
Disposals		(88)	(17 755)	(4 951)	(22 794)
At June 30, 2006	**367 005**	**225 061**	**2 748 242**	**102 750**	**3 443 058**
Accumulated amortization					
At December 31, 2005	-	(48 972)	(119 920)	(31 772)	(200 664)
Charge for the year	-	(10 673)	(130 465)	(4 107)	(145 245)
Disposals	-		4 903		4 903
At June 30, 2006	-	**(59 645)**	**(245 482)**	**(35 879)**	**(341 006)**
Book value					
At December 31, 2005	367 005	136 738	2 173 746	68 126	2 745 615
Book value					
At June 30, 2006	**367 005**	**165 416**	**2 502 760**	**66 871**	**3 102 052**

(In thousand rubles)

Carrying amount of goodwill was distributed between cash-generating subsidiaries in the following way:

Subsidiary	Carrying amount of goodwill	
	2006	2005
OJSC "TATINCOM-T"	**323 811**	323 811
CJSC "RTCOM"	**33 075**	33 075
LLC "Nizhegorodskyi teleservice"	**8 833**	8 833
Other subsidiaries	**1 286**	1 286
Total	**367 005**	367 005

As of June 30, 2006 no impairment was identified by the Company after the testing of OJSC "TATINCOM-T", CJSC "RTCOM" and LLC "Nizhegorodskyi teleservice" and other subsidiaries for impairment.

5. Investments in Associates

Investments in associates at June 30, 2006 and 2005 comprised the following:

Associate	Activity	2006		2005	
		Voting shares, %	**Carrying value**	Voting shares, %	Carrying value
CJSC "Samara Telecom"	Local telephone network services	**28%**	**103 062**	28%	96 925
ACB "S-Bank"	Banking services	**42%**	**18 962**	42%	19 178
CJSC "Saratov-Mobile"	Cellular services (AMPS)	**50%**	-	50%	-
CJSC "Chuvashiya Mobile"	Cellular services (AMPS)	**30%**	-	30%	-
Other	Cellular services	**40%**	452	40%	3 877
TOTAL			122 476		119 980

All the above companies are Russian legal entities registered in accordance with Russian Federation legislation and have the same financial year as the Company.

The Company has investments in the following associates whose net assets were negative as of June 30, 2006 and 2005:

Name	Activity	Voting shares, %	Net assets as of 2006	Net assets as of 2005
3CJSC "Saratov-Mobile"	Cellular services (AMPS)	50%	**(89 913)**	(93 815)
3CJSC "Chuvashiya Mobile"	Cellular services (AMPS)	30%	**(17 574)**	(19 054)

The carrying value of investments in associates shown in this consolidated financial statement is equivalent to the Company's share in the net assets of the associated company, except for investments in CJSC "Saratov-Mobile" and CJSC "Chuvashiya Mobile". For these latter associates the carrying amounts of the investments were reduced to zero considering that such associates reported accumulated losses exceeding the cost of the respective investments. The associates have the same financial year as the Company.

(In thousand rubles)

Movement in investments in associates for the years ended June 30, 2006 and 2005 is presented below:

	2006	2005
Investments in associates at January 1	119 980	110 096
Share of income net of income tax, and of dividends received	2 496	20 713
Sale of associates		(10 829)
Investments in associates at June 30	122 476	119 980

6. Long-term investments, net

Company	2006		2005	
	Ownership interest	**Carrying value**	Ownership interest	Carrying value
OJSC "Natsionalnaya televisionnaya kompaniya "Zvezda"	**1,668%**	**47 682**	-	-
OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")	**13%**	**14 880**	13%	14 880
CJSC "RusleasingSvyaz"	**7,3%**	**12 293**	7,3%	12 293
OJSC "AlfaBank" promissory notes	-	**2 583**	-	2 583
OJSC "Svyaz-bank"	**0,05%**	**3 987**	0,05%	3 987
OJSC "Sberbank RF"	-	-	0,0003%	2 137
CJSC "TeleRoss-Samara"	**10,0%**	**990**	10,0%	990
CJSC "Reg-time"	**17,0%**	**570**	17,0%	570
Other		**2 332**		2 291
Impairment provision		**(14 827)**		(14 821)
Total investment available-for-sale		**70 490**		24 910

Purchase of share in OJSC "Natsionalnaya televisionnaya kompaniya "ZVEZDA"

In accordance with the resolution of the Company's Board of directors held on 19 January 2006 the Company in January 2006 acquired 352 ordinary shares of OJSC "Natsionalnaya televisionnaya kompaniya "ZVEZDA" for 47 682. In total the Company owns 1,668 % of the charter capital of OJSC "Natsionalnaya televisionnaya kompaniya "ZVEZDA".

7. Long-term accounts receivable and other assets

As of June 30, 2006 and December 31, 2005 long-term accounts receivable and other assets comprised the following:

	6 months of 2006	2005
Long-term accounts receivable	4 757	5 083
Long-term loans given to employees	16 203	15 752
Total	**20 960**	20 835

(In thousand rubles)

8. Inventories

Inventories at June 30, 2006 and December 31, 2005 comprised the following:

	6 months of 2006	2005
Cable, materials and spare parts for telecommunications equipment	**212 674**	194 382
Construction materials, fuels and instruments	**80 017**	84 808
Finished goods and goods for resale	**59 566**	57 455
Other inventories	**216 338**	207 442
Total	**568 595**	544 087

9. Accounts receivable

Accounts receivable at June 30, 2006 and December 31, 2005 comprised the following:

	6 months of 2006	2005
Trade receivables - telecommunication services	**2 688 808**	2 521 055
Provision for impairment of receivables	**(1 098 658)**	(1 225 044)
Total	**1 590 150**	1 296 011

Accounts receivable for telecommunication services detailed by major customer groups are as follows:

	6 months of 2006	2005
Residential customers	**939 261**	934 046
Corporate customers	**778 878**	482 771
Government customers	**187 491**	146 781
Tariff compensation from the state budget	**783 178**	957 457
Total	**2 688 808**	2 521 055

10. Other Current Assets

As of June 30, 2006 and December 31, 2005 other current assets comprised the following:

	6 months of 2006	2005
VAT receivable	**377 225**	856 914
Accounts receivable for non-core activities	**127 415**	259 085
Deferred expenses	**131 070**	151 866
Prepayments and advance payments	**198 643**	133 534
Prepaid income tax	**253 988**	38 813
Other prepaid taxes	**18 512**	20 346
Settlements with personnel	**15 630**	13 981
Short-term loans given	**16 403**	3 869
Other current assets	**215 285**	99 249
Total	**1 354 171**	1 577 657

11. Cash and Cash Equivalents

As of June 30, 2006 and December 31, 2005 cash and cash equivalents comprised the following:

	6 months of 2006	2005
Cash at bank and on hand	**331 201**	1 308 670
Short-term deposits up to three months	**117 036**	30 043
Other cash		
Total	**448 237**	1 338 713

12. Share capital

As of June 30, 2006 and December 31, 2005 the total number of outstanding ordinary and preferred shares comprised 245 969 590 and 81 983 404 pieces correspondingly.

All shares have a par value of 5 rubles. The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated through January 1, 2003.

Type of shares	Number of shares outstanding (thousands)	Par value of a share (rubles)	Par value	Carrying value
Ordinary	245 970	5	1 229 848	2 890 324
Preferred	81 983	5	409 917	963 366
Total	**327 953**		**1 639 765**	**3 853 690**

(In thousand rubles)

13. Borrowings

As of June 30, 2006 and December 31, 2005 short-term loans and borrowings comprised the following:

	Average interest rate	Maturity date	6 months of 2006	2005
Short-term loans and borrowings				
Bank loans:				
Bank loans (rubles)	7.35-17%	2006-2007	1 050 033	559 153
Bank loans (US$)			-	-
Bank loans (Euro)	6.35%	2006-2007	269 493	76 982
Total bank loans			1 319 526	636 135
Bonds (rubles)	13%	2006	34 024	45 210
Vendor financing:				
Vendor financing (rubles)	10.2-12.24%	2006-2007	275	1 089
Vendor financing (US$)	5-10.2%	2006-2007	60	61
Vendor financing (Euro)	6-7,35%	2006-2007	1	1
Vendor financing (Japanese yen)				-
Total vendor financing			336	1 151
Promissory notes (US$)		2006	-	1 245
Total short-term loans and borrowings			1 353 886	683 741

As of June 30, 2006 and December 31, 2005 long-term loans and borrowings comprised the following:

	Average interest rate	Maturity date	6 months of 2006	2005
Long-term borrowings				
Bank loans:				
Bank loans (rubles)	7-25%	2007-2009	2 152 692	2 890 246
Bank loans (US$)	Libor+5%	2006	18 804	
Bank loans (Euro)	Floating	2007-2009	178 791	307 200
Total bank loans			2 350 287	3 197 446
Bonds (rubles)	0,02-8,64%	2008-2010	5 262 834	6 262 076
Vendor financing:				
Vendor financing (rubles)	10,2-12,24%	2006-2007	138 997	169 187
Vendor financing (US$)	6,5-10,2%	2006-2008	183 243	141 158
Vendor financing (Euro)	6,37-7,35%	2007-2008	176 152	259 251
Total vendor financing			498 392	569 596
Promissory notes (US$)	5,97%	2006	-	260 420
Less : Current portion of long-term loans and borrowings			(924 298)	(2 699 872)
Total long-term loans and borrowings			7 187 215	7 589 666

(In thousand rubles)

As of June 30, 2006 and 2005 the Company's borrowings are denominated in the following currencies:

	6 months of 2006	2005
Russian rubles	8 638 855	9 926 961
Euro	624 437	643 434
US$	202 107	402 884
Total	9 465 399	10 973 279

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

14. Accounts payable and accrued liabilities

As of June 30, 2006 and December 31, 2005 the Company's accounts payable and other current liabilities comprised the following:

	6 months of 2006	2005
Trade accounts payable for capital construction	**963 047**	894 119
Advances received from subscribers	**393 756**	432 425
Accounts payable for core activity	**523 243**	629 470
Salaries and wages	**729 065**	431 708
Other accounts payable	**187 256**	186 814
Total	**2 796 367**	2 574 536

15. Taxes Payable

As of June 30, 2006 and December 31, 2005 taxes payable comprised the following:

	6 months of 2006	2005
Value-added tax	**204 866**	630 331
Property tax	**133 600**	124 708
Personal income tax	**59 616**	16 161
Unified social tax	**118 212**	40 240
Other taxes	**6 542**	1 272
Total	**522 836**	812 712

(In thousand rubles)

16. Revenues

By revenue types	6 months of 2006	6 months of 2005
Local telephone calls	**4 385 213**	3 354 284
Long distance telephone services - domestic	**-**	3 063 096
Intrazonal telephone calls	**1 096 190**	-
Cellular services	**1 659 719**	1 350 951
Installation and connection fees	**372 857**	663 012
New services	**880 477**	552 588
Revenues from national operators	**2 057 101**	664 878
Long distance telephone services - international	**-**	380 761
Radio and TV broadcasting	**257 474**	251 806
Rent of telephone channels	**181 102**	193 251
Data transfer and telematic services	**107 192**	105 311
Documentary services	**20 615**	28 422
Other telecommunications services	**385 792**	350 673
Other revenues	**135 434**	374 338
Total	**11 539 166**	11 333 371

17. Other Operating Expenses

	6 months of 2006	6 months of 2005
Lease of premises	**(147 965)**	(138 030)
Agency fees	**(142 645)**	(80 448)
Fire and other security services	**(134 366)**	(112 773)
Cost of goods sold	**(61 848)**	(102 174)
Universal service fund payments	**(66 659)**	-
Non-commercial partnership expenses	**(70 506)**	(81 616)
Advertising expenses	**(101 769)**	(73 295)
Audit and consulting fees	**(94 055)**	(43 311)
Charitable contributions	**(53 095)**	(44 862)
Insurance	**(33 694)**	(35 730)
Business travel expenses and representation costs	**(42 068)**	(39 178)
Bank services fees	**(27 299)**	(26 161)
Education expenses	**(30 039)**	(29 061)
Buildings maintenance	**(32 572)**	(23 589)
Auxiliary production services	**(13 614)**	(18 324)
Transportation services	**(13 871)**	(14 116)
Post services	**(18 667)**	(30 214)
Civil Defense	**(4 819)**	(17 364)
Payments to Gossvyaznadzor	**-**	(19 650)
Other expenses	**(18 274)**	(74 015)
Total	**(1 107 825)**	(1 003 911)

(In thousand rubles)

In 2005 the Company incurred an expense on payments to Universal service fund. These payments are prescribed by the Federal Law on Communications and Government Decree # 243 of April 21, 2005. Payments are calculated as 1.2% of the revenues from the telecommunication services less revenues from interconnection services in PSTN.

Other expenses include expenses related to fines and penalties, social expenditure, billing and cash collection services and other operating expenses.

18. Interest Expense, net

	6 months of 2006	6 months of 2005
Interest income	**15 237**	10 634
Interest expense on loans	**(249 395)**	(311 058)
Interest expense accrued on finance leases	**(107 727)**	(128 189)
Total	**(341 885)**	(428 613)

VIII -25

OJSC "VolgaTelecom"

Non-audited consolidated financial statement

For 6 months ended on June 30, 2005.

OJSC "VolgaTelecom"

Non-audited consolidated financial statement

For 6 months ended on June 30, 2005.

Table of contents

OJSC "VolgaTelecom"

Non-audited consolidated balance sheet
As of June 30, 2005

(Thousand rubles)

	June 30, 2005	December 31, 2004 (audited)
ASSETS		
Non-current assets		
Fixed assets	26 367 221	25 603 506
Intangible assets and goodwill	2 333 481	2 167 468
Financial investments into associate companies	106 825	110 096
Long-tern financial investments	8 950	11 252
Long-term receivables and other financial assets	23 110	21 591
Long-term advances made	616 742	227 798
Asset on deferred tax on income	13 130	24 814
Total, non-current assets	29 469 459	28 166 525
Current assets		
Commodity stocks	780 220	859 609
Accounts receivable	1 242 829	1 137 874
Asset on current tax on income	201 297	42 202
Other current assets	1 643 295	1 652 567
Cash and their equivalents	640 174	422 185
Total, current assets	4 507 815	4 114 437
Total, assets	33 977 274	32 280 962
SHAREHOLDERS' EQUITY AND OBLIGATIONS		
Preferred shares	963 366	963 366
Ordinary shares	2 890 324	2 890 324
Capital surplus, retained earnings and other provisions	13 701 968	13 199 851
Total, shareholders' equity connected with shareholders of parent company of the group	17 555 658	17 053 541
Minority interest	414 217	377 213
Total, shareholders' equity	17 969 875	17 430 754
Long-term liabilities		
Long-term credits and loans	4 552 392	4 256 346
Long-term finance lease liabilities	563 831	698 769
Long-term accounts payable on tax on income	241	312
Unearned revenue	332 785	332 491
Liabilities on deferred tax on income	1 271 168	1 021 603
Long-term provisions	261 957	213 574
Other long-term liabilities		
Total, long-term liabilities	6 982 374	6 523 095
Current obligations		
Accounts payable and accrued liabilities	2 428 999	2 378 880
Accounts payable to OJSC "Rostelecom"	107 676	110 965
Accounts payable on current tax on income	5 607	114 099
Accounts payable on taxes and social security	702 622	730 951
Dividends payable	609 170	28 487
Short-term credits and loans	2 683 229	2 801 307
Portion of long-term credits and loans due to repayment during the year	2 187 517	1 816 704
Short-term part of obligations under finance lease contracts	300 205	345 720
Total, current obligations	9 025 025	8 327 113
Total, obligations	16 007 399	14 850 208
Total, shareholders' equity and obligations	33 977 274	32 280 962

General Director Omelchenko S.V. Chief accountant Popkov N.I.

Appended notes are integral part of this consolidated statement

OJSC "VolgaTelecom"

Non-audited consolidated income statement
For 6 months of year 2005

(Thousand rubles)

	6 months of year 2005	Year 2004 (audited)
Revenues	11 333 371	20 966 543
Salary, other payoffs and benefits-related deductions	(3 763 281)	(6 735 501)
Depreciation and amortization	(1 584 621)	(2 584 675)
Materials, repair and maintenance, public utility services	(1 013 413)	(1 787 512)
Taxes, exclusive of tax on income	(300 997)	(461 666)
Expenses for carriers' services – international companies	(486)	(25 313)
Expenses for carriers' services – Russian companies	(1 334 605)	(2 446 937)
(Expenditure) recovery of allowance for doubtful accounts	(62 157)	(599 653)
Profit (loss) from plant assets disposals	(198 996)	(78 269)
Other operating income (expense)	(1 003 911)	(2 010 144)
Profit (loss) from core activity	2 070 904	4 236 873
Profit (loss) from participation in associate companies	7 558	72 549
Interest (income) expense, net	(428 613)	(643 958)
Financial investments profit (loss)	74 501	88 144
Foreign exchange gain (loss), net	18 401	(14 291)
Other income (expense), net	-	-
Profit (loss) before tax	1 742 751	3 739 317
Tax on income		
(Expense) consideration for tax on income – current tax	(397 585)	(1 122 998)
(Expense) consideration for tax on income – deferred tax	(261 252)	(44 259)
Profit (loss) for the reporting period	1 083 914	2 572 060
Profit (loss), related to the shareholders of parent company	1 046 669	2 478 997
Profit (loss), related to minority shareholders of subsidiary companies	37 245	93 063
Profit (loss) for the reporting period	1 083 914	2 572 060

General Director Omelchenko S.V. Chief accountant Popkov N.I.

Appended notes are integral part of this consolidated statement

OJSC "VolgaTelecom"

Notes to non-audited consolidated financial statement
For 6 months of year 2005 *(thousand rubles)*

1. General information

Authorization of accounts

Non-audited consolidated financial statement of OJSC "VolgaTelecom" (the "Company") and its subsidiary companies (jointly – the "Group") is drawn up for 6 months of year 2005.

Basis of non-audited consolidated financial statement preparation

IFRS OJSC "VolgaTelecom" statement for 6 months of year 2005 is presented to the extent of accounting balance sheet, income statement and also notes to the financial statement. This statement does not contain all required disclosures in accordance with IFRS; however, its volume is sufficient to have the idea of financial standing and the results of the Company's activity for 6 months of year 2005.

OJSC "VolgaTelecom" presents IFRS 6 months' statement for the first time; earlier such statement was not presented. This statement is non-audited consolidated financial statement of OJSC "VolgaTelecom". The procedures of audit, review or other similar procedures will not be carried out in the case of the statement. At the same time taking into account OJSC "VolgaTelecom" experience in presenting IFRS statements, the Company believes that the users of the financial statement may rely on it.

OJSC "VolgaTelecom" and its subsidiary and associate companies maintain accounting records and prepare its statutory accounting reports in Russian Rubles and in accordance with the Regulations on Accounting and Reporting in the Russian Federation. This non-audited consolidated financial statement was prepared on the basis of non-audited financial statement of OJSC "VolgaTelecom" and its subsidiary and associate companies drawn up in the format meeting IFRS standards taking into account the assumptions described below.

When preparing this non-audited consolidated financial statement OJSC "VolgaTelecom" carried out smaller volume of procedures than the one that could have been carried out when preparing annual consolidated financial statement. In this connection OJSC "VolgaTelecom" made assumptions, including of the cost of obligations for retirement benefit plan, unearned revenue, provisions for depreciation of fixed assets, and commodity stocks. Actual values of financial statement for the year ended on December 31, 2005 may differ from the values of this financial statement due to adjustment of information about the assumptions made by the Company and occurrence of other new information.

This non-audited consolidated financial statement does not contain the information about comparable values of financial statement for 6 months of year 2004. For the purposes of comparison OJSC "VolgaTelecom" presents financial values of audited statement for the year ended on December 31, 2004 and as of December 31, 2004.

The content of notes to non-audited consolidated financial statement of OJSC "VolgaTelecom" does not disclose the entire completeness of the information, the disclosure of which is required to meet IFRS. The content of notes to annual consolidated financial statement of OJSC "VolgaTelecom" may disclose the information in larger volume that it is disclosed in this non-audited consolidated financial statement of OJSC "VolgaTelecom".

For 6 months of year 2005 *(thousand rubles)*

2. Property, Plant and Equipment.

Property, plant and equipment are stated at acquisition or construction cost less accumulated depreciation and any impairment in value. For property, plant and equipment acquired prior to January 1, 2003 the fair value on January 1, 2003 is used as actual value (see Note 2) in accordance with the exception stipulated by IFRS 1.

The Company applied the exception permitted by IFRS 1 allowing for the organization to evaluate property, plant and equipment as of the date of transition to IFRS at fair value and to use this fair value as the actual value of property, plant and equipment.

Management assumes that book value of all property, plant and equipment of the Company is approximately comparable with their fair value, but, nevertheless, it intends to involve an independent appraiser to confirm this fair value and accordingly the book value of property, plant and equipment may be subject to adjustments.

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of each group of asset as follows:

Buildings and constructions	50 years
Analog switches	20 years
Digital switches	15 years
Other telecom equipment	10 years
Transport	5 years
Computers, office and other appliances	3 years
Real estates	Not depreciated

For the purpose of disclosure of values of consolidated financial statement for 6 months of year 2005, Property, Plan and Equipment are aggregated into the following groups:

- Buildings and constructions;
- Switches and transmission devices;
- Work in progress and equipment for installation;
- Other property, plant and equipment in which computers, vehicles and other items are included.

	Buildings and constructions	Switches and transmission devices	Work in progress and equipment for installation	Vehicles and other property, plant and equipment	Total
Depreciated cost as of December 31, 2004	11 258 527	10 068 472	1 728 914	2 547 593	**25 603 506**
Depreciated cost as of June 30, 2005	9 894 471	11 355 253	2 428 487	2 689 010	**26 367 221**

For 6 months of year 2005 *(thousand rubles)*

3. Intangible assets and goodwill

Goodwill is excess of the cost of acquisition over the Company's share in the fair value of net identifiable assets and liabilities of the subsidiary or associate company as of the date of acquisition. Goodwill on acquisition of subsidiaries is recorded in intangible assets. Goodwill is not amortized, but at the same time it is analyzed annually or more often for depreciation if some events or change of circumstances testify to potential reduction of its book value.

Obtained licenses and software are amortized in equal shares over useful life of these assets equal to the license validity term or software user rights. The period of useful life of other intangible assets is equal to 10 years.

In case of revealing the signs of reduction of intangible assets cost, the book value of each asset is made, and if the reduction of cost is detected, the book value is immediately reduced to recoverable amount.

	Goodwill	Licenses	Software	Other	Total
Depreciated cost as of December 31, 2004	325 097	149 953	1 590 309	102 109	2 167 468
Depreciated cost as of June 30, 2005	355 196	137 497	1 722 980	117 808	2 333 481

For 6 months of year 2005 *(thousand rubles)*

4. Subsidiaries

Consolidated financial statement includes property, obligations and the results of activity of OJSC "VolgaTelecom" subsidiaries listed below:

Name	Core activity	Share of participation, %		Voting shares,%	
		As of June 30, 2005	As of December 31, 2004	As of June 30, 2005	As of December 31, 2004
CJSC "Nizhegorodskaya cellular communication"	Cellular services	**100**	100	**100**	100
CJSC "Digital telecommunications"	Local telephone network services	**100**	100	**100**	100
CJSC "TeleSvyazInform"	Communication services	**100**	100	**100**	100
LLC Russian-American JV "Izhcom"	Data transfer services	**100**	51	**-**	-
CJSC "RTCOM"	Communication services	**100**	-	**100**	-
LLC "Vyatka-Page"	Paging services	**91**	91	**-**	-
CJSC "Transsvyaz"	Local communication services	**80**	80	**80**	80
OJSC "OMRIX"	Communication services	**74**	74	**-**	-
CJSC "Pulse Radio Yoshkar-Ola"	Communication services	**-**	61	**-**	61
CJSC "Ulyanovsk-GSM"	Cellular services	**60**	60	**60**	60
CJSC "Cellular communication of Mordoviya"	Cellular services	**-**	60	**-**	60
CJSC "Orenburg-GSM"	Cellular, radiotelephone communication services	**51**	51	**51**	51
LLC "Radio-resonance"	Radio services	**-**	51	**-**	-
OJSC "Tatincom"	Cellular services	**50+1 share**	50+1 share	**50+1 share**	50+1 share
CJSC "Public Telephone Saratov"	Communication services	**50+1 share**	50+1 share	**50+1 share**	50+1 share
CJSC "Nizhegorodskyi radiotelephone"	Fixed line and wireless radio communication services	**50**	50	**50**	50
CJSC "Chery-Page"	Paging services	**50**	50	**50**	50

In March 2005 the Company acquired 100% of shares of CJSC "RTCOM" for consideration of 10 130 thousand rubles.

During 2005 the Company sold equity stake in charter capital of CJSC «Pulse Radio Yoshkar-Ola", CJSC "Cellular communication of Mordoviya" and LLC "Radio-Resonance".

For 6 months of year 2005 *(thousand rubles)*

5. Financial investments into associates

As of June 30, 2005 and December 31, 2004 the Company's financial investments into associates comprised the following:

		As of June 30, 2005		As of December 31, 2004	
Name	Activity	Voting shares, %	Carrying value	Voting shares, %	Carrying value
CJSC "Samara Telecom"	Communication services	28	86 069	28	77 695
CJSC " JSCB "C-Bank"	Banking services	42	15 920	42	16 596
OJSC "Telesot"	Communication services	-	-	32	10 248
Other	Communication services	40-49%	4 836	40-49%	5 557
Total			106 825		110 096

In April 2005 OJSC "VolgaTelecom" sold its equity stake in charter capital of OJSC "Telesot".
All above listed companies are Russian legal entities registered in accordance with Russian Federation legislation and have the same fiscal year as the Company.

6. Long-term accounts receivable and loans given

As of June 30, 2005 and December 31, 2004 long-term accounts receivable and other financial assets comprised the following:

	As of June 30, 2005	As of December 31, 2004
Long-term accounts receivable	7 553	3 308
Long-term loans given to employees	15 557	18 283
Total	23 110	21 591

7. Commodity stocks

As of June 30, 2005 and December 31, 2004 the commodity stocks comprised the following:

	As of June 30, 2005	As of December 31, 2004
Cable, spare parts and materials for telecom equipment	501 920	592 913
Finished goods and goods for sale	42 335	39 226
Other inventories	235 965	227 470
Total	780 220	859 609

For 6 months of year 2005 *(thousand rubles)*

8. Accounts receivable

As of June 30, 2005 and December 31, 2004 the accounts receivable comprised the following:

	As of June 30, 2005	As of December 31, 2004
Settlements with subscribers for communication services	2 560 507	2 449 797
Allowance for doubtful accounts	(1 317 678)	(1 311 923)
Total	1 242 829	1 137 874

The Company identified trade receivables by the following major customer groups:

	As of June 30, 2005	As of December 31, 2004
Residential customers	826 276	800 840
Corporate customers	455 848	406 215
Government customers	1 278 383	1 242 742
Total	2 560 507	2 449 797

9. Other current assets

As of June 30, 2005 and December 31, 2004 other current assets comprised the following:

	As of June 30, 2005	As of December 31, 2004
VAT recoverable	918 094	1 128 487
Prepayments and advance paid	217 182	151 638
Prepaid expenses	123 331	106 449
Short-term loans given	6 735	3 743
Other prepaid taxes	12 949	31 702
Settlement with personnel	19 675	23 286
Other current assets	345 329	207 262
Total	1 643 295	1 652 567

10. Cash and Cash Equivalents

As of June 30, 2005 and December 31, 2004 cash and cash equivalents comprised the following:

	As of June 30, 2005	As of December 31, 2004
Cash at bank and on hand	560 298	420 990
Transaction accounts to three months	79 593	182
Other cash	283	1 013
Total	640 174	422 185

11. Share capital

As of June 30, 2005 and December 31, 2004 the total number of issued ordinary and preferred shares was 245 969 590 pieces and 81 983 404 pieces correspondingly.

Face value of all shares is 5 rubles per a share. The difference between aggregate face value of issued shares and their book value represents inflation effect for the periods prior to January 1, 2003.

Shares	Quantity of issued shares (thousand pieces)	Face value of one share (rubles)	Face value	Book value
Ordinary	245 970	5	1 229 848	2 890 324
Preferred	81 983	5	409 917	963 366
Total	**327 953**		**1 639 765**	**3 853 690**

12. Loans and borrowings

As of June 30, 2005 and December 31, 2004 short-term loans and borrowings comprised the following:

	Average interest rate	Maturity date	As of June 30, 2005	As of December 31, 2004
Short-term loans and borrowings				
Bank loans:				
Bank loans (rubles)	10-14%	2006	**1 548 155**	2 522 522
Bank loans (US$)	5%	2005	**12 084**	25 734
Bank loans (Euro)	9%	2006	**174 465**	168 743
Total bank loans			**1 734 704**	2 716 999
Bonds (rubles)	13%	2006	**35 616**	57 328
Vendor financing:				
Vendor financing (rubles)	6-13%	2005	-	1 704
Vendor financing (US$)	6,5-8%	2005	**6**	66
Vendor financing (Euro)	6,5-7,35%	2005	**277**	21 455
Vendor financing (Japanese yens)	5,91%	2005	-	3 755
Total vendor financing			**283**	26 980
Promissory notes (rubles)	10,5-11%	2005	**912 626**	-
Total short-term loans and borrowings			**2 683 229**	2 801 307

For 6 months of year 2005 *(thousand rubles)*

As of June 30, 2005 and December 31, 2004 long-term loans and borrowings comprised the following:

	Average interest rate	Maturity date	As of June 30, 2005	As of December 31, 2004
Long-term borrowings				
Bank loans:				
Bank loans (rubles)	7-14%	2005-2009	**4 727 061**	3 578 169
Bank loans (Euro)	6,5-9%	2005-2007	**47 181**	178 586
Total bank loans			**4 774 242**	3 756 755
Bonds (rubles)	13,67%	2006	**1 000 000**	1 000 000
Vendor financing:				
Vendor financing (rubles)	6-13%	2005-2007	**137 346**	260 206
Vendor financing (US$)	6,5-8%	2005-2007	**66 189**	105 707
Vendor financing (Euro)	6,5-7,35%	2005-2006	**249 950**	251 152
Vendor financing (Japanese yens)	5,91%	2005-2006	**1 218**	-
Total vendor financing			**454 703**	617 065
Promissory notes (rubles)	5,6%	2006	**510 964**	699 230
Less : Current portion of long-term loans and borrowings			**(2 187 517)**	(1 816 704)
Total long-term loans and borrowings			**4 552 392**	4 256 346

13. Accounts payable and accrued liabilities

As of June 30, 2005 and December 31, 2004 the Company's accounts payable and other current liabilities comprised the following:

	As of June 30, 2005	As of December 31, 2004
Trade accounts payable for capital construction	**1 240 626**	1 266 486
Advances received from subscribers	**361 042**	501 773
Accounts payable for core activity	**466 130**	145 382
Accrued liabilities for salaries and compensatory payments	**261 183**	366 046
Other accounts payable	**100 018**	99 193
Total	**2 428 999**	2 378 880

Other accounts payable comprises arrears to agents, unearned revenue and miscellaneous.

For 6 months of year 2005 *(thousand rubles)*

14. Taxes and Payroll Related Obligations

As of June 30, 2005 and December 31, 2004 the Company had the following taxes payable:

	As of June 30, 2005	As of December 31, 2004
Value-added tax	**430 846**	565 540
Property tax	**115 857**	102 282
Sales tax	**-**	81
Unified social tax	**95 593**	45 789
Other taxes	**60 326**	17 259
Total	**702 622**	730 951

15. Revenue

Revenue sources for 6 months of year 2005 and for year 2004:

Revenue sources categories	**6 months of year 2005**	**2004**
Long-distance telephone services- domestic	**3 063 096**	6 189 303
Long-distance telephone services - international	**380 761**	821 065
Local telephone services	**3 354 284**	5 493 216
Installation and connection fees	**663 012**	1 487 088
Documentary services	**28 422**	60 778
Mobile telecommunication services	**1 350 951**	2 723 029
Radio and TV broadcasting	**251 806**	508 474
Data transfer and telematic services	**105 311**	186 985
New services	**552 588**	759 419
Rent of telephone channels	**193 251**	280 632
Services to Russian carriers	**664 878**	1 128 805
Other telecommunications services	**350 673**	670 883
Other revenues	**374 338**	656 866
Total	**11 333 371**	20 966 543

For 6 months of year 2005 *(thousand rubles)*

16. Other operating expenses

Other operating expenses for 6 months of year 2005 and for year 2004:

	6 months of year 2005	2004
Payments to Gossvyaznadzor	**(19 650)**	(104 313)
Expenses for fire-fighting and security services	**(112 773)**	(192 079)
Travel and representation expenses	**(39 178)**	(54 737)
Transport services	**(14 116)**	(29 550)
Mail services	**(30 214)**	(11 570)
Training costs	**(29 061)**	(43 725)
Cost of sales	**(102 174)**	(194 332)
Costs for rental of premises	**(138 030)**	(179 934)
Audit and consulting services costs	**(43 311)**	(84 432)
Payments to non-commercial partnership	**(81 616)**	(150 100)
Advertising cost	**(73 295)**	(129 064)
Insurance	**(35 730)**	(85 048)
Membership fees, charity and transfers to trade union	**(44 862)**	(81 994)
Civil defense expenses	**(17 364)**	(26 822)
Dealers' services	**(80 448)**	(144 917)
Services of credit organizations	**(26 161)**	(47 574)
Building maintenance	**(23 589)**	(90 189)
Auxiliary production services	**(18 324)**	(30 243)
Other expenses	**(74 015)**	(329 521)
Total	**(1 003 911)**	(2 010 144)

Other expenses comprise agent commission, fines and late payment interest, social expenses, expenses related to subscribers' payments recording and recovery, expenses related to telegraph services and to communication services rendered through payphones and other communication services, representation expenses and also other operating expenses.

17. Interest expense, net

Interest expenses for 6 months of year 2005 and for year 2004:

	6 months of year 2005	2004
Returns on loans (interest)	**10 634**	9 825
Interest expense	**(311 058)**	(437 708)
Interest expense accrued under finance lease contracts	**(128 189)**	(216 075)
Total	**(428 613)**	(643 958)

VIII - 26

Open Joint Stock Company
"VolgaTelecom"

Consolidated Financial Statements

For the year ended December 31, 2005
with Independent Auditor's Report

OJSC "VolgaTelecom"

Consolidated Financial Statements

For the year ended December 31, 2005

Contents

Independent Auditors' Report

To the Shareholders and Board of Directors of OJSC "VolgaTelecom"

1. We have audited the accompanying consolidated balance sheet of OJSC "VolgaTelecom" (a Russian open joint-stock company - hereinafter "the Company"), as of December 31, 2005, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in paragraphs 3 and 4, we conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As described in Note 2 "Basis of Presentation of the Financial Statements" and Note 5 "Property, Plant and Equipment", the Company transitioned to International Financial Reporting Standards (IFRS) at January 1, 2003 and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to whether the carrying amounts of property, plant and equipment as at January 1, 2003 were representative of fair value. Accordingly, we were unable to determine whether the carrying value of property, plant and equipment as of December 31, 2005 and 2004 complies with the requirements of IFRS. Further, we were unable to satisfy ourselves as to the related (i) depreciation expense for the years presented and (ii) the deferred tax balances as of December 31, 2005 and 2004 and deferred tax expense for the years presented.

4. As described in Note 2 "Basis of Presentation of the Financial Statements" and Note 22 "Pensions and Other post-employment benefit plans", the Company provides certain long term benefits to its employees. The Company engaged an independent actuary to estimate its obligations regarding such benefits as of December 31, 2005, 2004 and 2003. Management did not provide us with sufficient support for the actuarial assumptions and significant underlying data used. We were therefore unable to satisfy ourselves with respect to the pension obligation and other post-employment benefit plans as of December 31, 2005, 2004 and 2003, the related expense for the defined benefit pension and other post-employment plans for the years presented, and the related disclosures.

5. In our opinion, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to the matters referred to in paragraphs 3 and 4 above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OJSC "VolgaTelecom" as of December 31, 2005, and the consolidated results of its operations and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

May 31, 2006

OJSC “VolgaTelecom”

Consolidated Balance Sheet

As of December 31, 2005

(in thousands roubles)

	Notes	2005	2004
ASSETS			
Non-current assets			
Property, plant and equipment, net	5	28,525,610	25,603,506
Intangible assets and goodwill, net	6	2,745,615	2,167,468
Investments in associates	8	119,980	110,096
Long-term investments, net	9	24,910	11,252
Long-term accounts receivable and other assets	10	20,835	21,591
Long-term advances given	11	749,055	227,798
Deferred income tax asset	27	27,049	24,814
Total non-current assets		32,213,054	28,166,525
Current assets			
Inventories, net	12	544,087	859,609
Accounts receivable, net	13	1,296,011	1,137,874
Other current assets	14	1,577,657	1,694,769
Cash and cash equivalents	15	1,338,713	422,185
Total current assets		4,756,468	4,114,437
TOTAL ASSETS		36,969,522	32,280,962
EQUITY AND LIABILITIES			
Equity attributable to equity holders of the parent			
Share capital	17	3,853,690	3,853,690
Unrealized gain on available-for-sale investments		2,134	800
Retained earnings		14,507,125	12,489,617
Total equity attributable to equity holders of the parent		18,362,949	16,344,107
Minority interest		415,614	377,213
Total equity		18,778,563	16,721,320
Non-current liabilities			
Long-term borrowings	18	7,589,666	4,256,346
Long-term finance lease obligations	19	727,768	698,769
Pension Liabilities	22	827,392	709,434
Deferred revenue		331,618	332,491
Deferred income tax liability	27	1,336,072	1,021,603
Total non-current liabilities		10,812,516	7,018,643
Current liabilities			
Accounts payable, accrued expenses and advances received	20	2,574,536	2,592,766
Payables to Rostelecom		108,100	110,965
Income tax payable		76,541	114,100
Other taxes payable	21	812,712	730,950
Dividends payable		63,641	28,487
Short-term borrowings	18	683,741	2,801,307
Current portion of long-term borrowings	18	2,699,872	1,816,704
Current portion of long-term finance lease obligations	19	359,300	345,720
Total current liabilities		7,378,443	8,540,999
Total liabilities		18,190,959	15,559,642
TOTAL EQUITY AND LIABILITIES		36,969,522	32,280,962

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "VolgaTelecom"

Consolidated Statement of Operations

For the year ended December 31, 2005

(in thousands roubles, except per share amounts)

	Notes	2005	2004
Revenues	**23**	**23,756,233**	20,966,543
Wages, salaries, other benefits and payroll taxes		**(7,857,798)**	(6,892,515)
Depreciation and amortization	**5,6**	**(3,417,659)**	(2,584,675)
Materials, repairs and maintenance, utilities		**(2,185,768)**	(1,787,512)
Taxes other than income tax		**(550,307)**	(461,666)
Interconnection charges		**(2,634,267)**	(2,472,250)
Provision for impairment of receivables	**13**	**(12,020)**	(599,653)
Loss on disposal of property, plant, and equipment		**(103,699)**	(78,269)
Other operating expenses, net	**24**	**(2,274,446)**	(2,010,144)
Operating profit		**4,720,269**	4,079,859
Share of result of associates, net	**8**	**20,713**	72,549
Interest expense, net	**25**	**(843,532)**	(643,958)
Gain on sale of subsidiaries, associates and other investments	**26**	**41,842**	88,144
Foreign exchange gain (loss), net		**53,118**	(14,291)
Profit before income tax		**3,992,410**	3,582,303
Income tax expense	**27**	**(1,391,621)**	(1,167,257)
Profit for the year		**2,600,789**	2,415,046
Attributable to:			
Equity holders of the parent		**2,562,060**	2,321,983
Minority interests		**38,729**	93,063
		2,600,789	2,415,046
Earnings per share			
- basic and diluted, for profit for the year attributable to equity holders of the parent	**28**	**7.81**	7.08

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "VolgaTelecom"

Consolidated Cash Flow Statement

For the year ended December 31, 2005

(in thousands roubles)

	Notes	2005	2004
Cash flows from operating activities:			
Profit before income tax		**3,992,410**	3,582,303
Adjustments for:			
Depreciation and amortization	**5,6**	**3,417,659**	2,584,675
Loss on disposal of property, plant and equipment		**103,699**	78,269
Provision for impairment of receivables	**13**	**12,020**	599,653
Provision for obsolescence of inventory	**12**	**2,874**	-
Share of result of associates	**8**	**(20,713)**	(72,549)
Gain from sale of subsidiaries, associates and other investments	**26**	**(41,842)**	(88,144)
Interest expense, net	**25**	**843,532**	643,958
Foreign exchange gain (loss), net		**(53,118)**	14,291
Operating cash flows before working capital changes		**8,256,521**	7,342,456
Increase in accounts receivable		**(162,113)**	(662,830)
Decrease (increase) in other current assets		**118,543**	(621,181)
Decrease (increase) in inventories		**315,812**	(352,798)
Increase in accounts payable and accrued expenses		**343,732**	542,094
Increase in taxes payable other than income tax		**81,762**	104,839
Increase in pension obligations		**117,958**	157,014
Cash flows generated from operations		**9,072,215**	6,509,594
Interest paid		**(853,373)**	(535,186)
Income tax paid		**(1,113,867)**	(1,005,204)
Net cash flows from operating activities		**7,104,975**	4,969,204
Cash flows from investing activities:			
Purchase of property, plant and equipment		**(5,452,965)**	(6,577,511)
Purchase of intangible assets		**(459,114)**	(124,053)
Purchase of Oracle E-Business Suite software		**(140,973)**	(83,727)
Purchase of Amdocs Billing software		**(74,714)**	-
Proceeds from sales of property, plant and equipment		**117,211**	99,245
Purchase of subsidiaries, net of cash acquired		**(50,986)**	(249,891)
Disposal of subsidiaries, net of cash disposed		**3,383**	177,686
Purchase of investments and other assets		**(63,694)**	-
Proceeds from disposal of investments and other financial assets		**51,141**	222,309
Interest received		**22,942**	9,825
Dividends received		**1,528**	38,232
Net cash flows used in investing activities		**(6,046,241)**	(6,487,885)
Cash flows from financing activities:			
Proceeds from borrowings		**6,403,784**	7,542,718
Repayment of borrowings		**(9,240,037)**	(4,007,279)
Proceeds from debt securities issued		**5,259,438**	37,428
Repayment of debt securities		**(6,221)**	-
Proceeds from promissory notes		**-**	396,160
Repayment of promissory notes		**-**	(832,037)
Repayment of finance lease obligations		**(777,703)**	(485,308)
Repayment of vendor financing obligations		**(772,286)**	(613,289)
Repayment of promissory notes for Amdocs Billing Software		**(498,528)**	-
Proceeds from other non-current liabilities		**(927)**	-
Dividends paid to equity holders of the parent		**(509,398)**	(424,811)
Dividends paid to minority		**(328)**	-
Net cash flows from financing activities		**(142,206)**	1,613,582
Net increase in cash and cash equivalents		**916,528**	94,901
Cash and cash equivalents at the beginning of the year		**422,185**	327,284
Cash and cash equivalents at the end of the year		**1,338,713**	422,185

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "VolgaTelecom"

Consolidated Statement of Changes in Equity

For the year ended December 31, 2005

(in thousands roubles)

		Attributable to equity holders of the parent								
		Share capital								
	Notes	Preference shares	Ordinary shares	Retained earnings (before adjustment)	Correction of error	Retained Earnings (adjusted)	Unrealized gain on available-for-sale investments	Total	Minority interests	Total equity
Balance at December 31, 2003	2	963,366	2,890,324	11,205,113	(552,420)	10,652,693	-	14,506,383	345,803	14,852,186
Profit for the year		-	-	2,478,997	(157,014)	2,321,983	-	2,321,983	93,063	2,415,046
Dividends to equity holders of parent		-	-	(426,889)	-	(426,889)	-	(426,889)	-	(426,889)
Minority interests arising on acquisition of subsidiary		-	-	-	-	-	-	-	3,113	3,113
Acquisition of minority interests in existing subsidiaries		-	-	(57,370)	-	(57,370)	-	(57,370)	(28,011)	(85,381)
Disposal of minority interests due to disposal of subsidiaries		-	-	-	-	-	-	-	(31,881)	(31,881)
Dividends of subsidiaries to minority shareholders		-	-	-	-	-	-	-	(4,874)	(4,874)
Balance at December 31, 2004	2	963,366	2,890,324	13,199,851	(709,434)	12,490,417	-	16,344,107	377,213	16,721,320
Effect of change in accounting policies	2	-	-	(800)	-	(800)	800	-	-	-
Balance at December 31, 2004 (adjusted)	2	**963,366**	**2,890,324**	**13,199,051**	**(709,434)**	**12,489,617**	**800**	**16,344,107**	**377,213**	**16,721,320**
Profit for the year		-	-	**2,680,018**	**(117,958)**	**2,562,060**	-	**2,562,060**	**38,729**	**2,600,789**
Dividends to equity holders of parent	29	-	-	**(544,552)**	-	**(544,552)**	-	**(544,552)**	-	**(544,552)**
Unrealized gain on available-for-sale investments		-	-	-	-	-	**1,334**	**1,334**	-	**1,334**
Dividends of subsidiaries to minority shareholders		-	-	-	-	-	-	-	**(87)**	**(87)**
Disposal of minority interests due to disposal of subsidiaries		-	-	-	-	-	-	-	**(241)**	**(241)**
Balance at December 31, 2005		**963,366**	**2,890,324**	**15,334,517**	**(827,392)**	**14,507,125**	**2,134**	**18,362,949**	**415,614**	**18,778,563**

The accompanying notes form an integral part of these consolidated financial statements

OJSC "VolgaTelecom"

Notes to Consolidated Financial Statements

For the year ended December 31, 2005

(in thousands roubles)

1. General Information

Authorization of Accounts

The consolidated financial statements of OJSC "VolgaTelecom" and its subsidiaries – (hereinafter "the Company") for the year ended December 31,2005 were authorized for issue by the General Director and the Chief Accountant of the Company on May 31, 2006.

The Company

The Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation.

The registered office of the Company is in the city of Nizhny Novgorod (the Russian Federation), Dom Svyazi, Maxim Gorky sq.

The Company's principal activity is providing telephone services (including local, domestic long-distance and international long-distance calls), telegraph, data transmission services, rent of communication channels and wireless communication services on the territory of Povolzhie region of the Russian Federation.

Open joint-stock company Svyazinvest, controlled by the Russian Government, as a holding company, as of December 31, 2005 owned 51% of the Company's ordinary voting stock.

Information on the Company's main subsidiaries is disclosed in Note 7. All subsidiaries are incorporated under the laws of the Russian Federation.

Presentation of Financial Statements

The consolidated financial statements of OJSC "VolgaTelecom" are prepared based on standalone financial statements of the parent and its subsidiaries and associates prepared under unified accounting policy.

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation.

The consolidated financial statements of the Company are presented in thousands of Russian Roubles.

Tariff Setting

Tariffs relating to intercity traffic are regulated by the government and tariffs for international traffic are regulated by OJSC "Rostelecom" which is controlled by OJSC "Svyazinvest" holding.

In 2005 the Company revised its tariffs for telephone services with the aim to decrease the effect of cross-subsidization between domestic long-distance and local services by changing the tariffs for local telephone calls.

(in thousands roubles)

1. General Information (continued)

Tariff Setting (continued)

In general, the Company increased tariffs in 2005 and 2004 as follows:

	Urban areas, %		Rural areas, %	
Customer Group	**2004**	**2005**	**2004**	**2005**
Residential	26.9	20.7	29.7	20.7
Corporate	30.1	15.7	30.1	15.7

New regulations supporting the implementation of the Federal Law on Communications are effective from January 1, 2006. These regulations affect the principles of provision of fixed line telecommunication services and change licensing requirements to the Company (see also Note 34 on tariffs for telecommunication services).

Liquidity and Financial Resources

As of December 31, 2005, the Company's current liabilities exceeded its current assets by 2,621,975 (December 31, 2004 – 4,426,562). As a result, there may be some doubts about the Company's ability to attract further financing and to pay its existing debts as they fall due.

To date, the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, bonds, vendor financing, and finance leases.

If needed, management believes that certain projects may be deferred or curtailed in order to fund the Company's current operating needs. Management expects to continue to be able to delay payment for certain operating costs to manage its working capital requirements if necessary.

Through 2006, the Company anticipates funding from a) cash generated from operations; b) bonds placement in the domestic market; c) financing from domestic and international lending institutions.

2. Basis of Presentation of the Financial Statements

Basis of Preparation

These financial statements have been prepared and presented in accordance with International Financial Reporting Standards (“IFRS”).

These financial statements are prepared based on the statutory financial statements in accordance with the Regulations on Accounting and Reporting of the Russian Federation, with adjustments and reclassifications recorded for the purpose of fair presentation of ending balances, results of operations and cash flows in accordance with IFRS.

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

These financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or any other adjustments that might be required if the Company either be unable to continue as a going concern or if the Company was to dispose of assets outside the normal course of its operating plan.

The consolidated financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

The Company has transitioned to IFRS as of January 1, 2003 using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2004. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent previous financial statements.

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses on employees defined benefit plans at the date of transition even if the corridor approach is used for actuarial gains and losses.

Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted. It is expected that the appraisal will be completed in the near future. Also management engaged an actuary to evaluate pension liabilities of the Company and, respectively, pension liabilities may be adjusted upon completion of the evaluation.

The Russian economy was considered hyperinflationary until prior to January 1, 2003. As such, the Company applied IAS 29 "Financial Reporting in Hyperinflationary Economies" by restating non-monetary items, including components of equity (except for the property, plant and equipment, for which fair values as at January 1, 2003 have been used as deemed cost) to the measuring units current at January 1, 2003 by applying the relevant inflation indices to the historical cost. These restated values were used as a basis for accounting in subsequent periods.

The accounting policies adopted are consistent with those of the previous financial year except that the Company has adopted those new/revised standards mandatory for financial years beginning on or after January 1, 2005.

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

The changes in accounting policies result from adoption of the following new or revised standards:

- IFRS 2 "Share-Based Payment";
- IFRS 5 "Non-current Assets Held for Sale and Discontinued Operations";
- IAS 1 (revised) "Presentation of Financial Statements";
- IAS 2 (revised) "Inventories";
- IAS 8 (revised) "Accounting Policies, Changes in Accounting Estimates and Errors";
- IAS 10 (revised) "Events after the Balance Sheet Date";
- IAS 16 (revised) "Property, Plant and Equipment";
- IAS 17 (revised) "Leases";
- IAS 24 (revised) "Related Party Disclosures";
- IAS 27 (revised) "Consolidated and Separate Financial Statements";
- IAS 28 (revised) "Investments in Associates";
- IAS 31 (revised) "Interests in Joint Ventures";
- IAS 32 (revised) "Financial Instruments: Presentation and Disclosure";
- IAS 33 (revised) "Earnings per Share";
- IAS 39 (revised) "Financial Instruments: Recognition and Measurement".

The principal effects of these changes in policies are discussed below.

IAS 1 (revised) "Presentation of Financial Statements" and IAS 27 "Consolidated and Separate Financial Statements"

Minority interests in net assets of the Company's subsidiaries are presented within equity, separately from the parent shareholders' equity. Previously, minority interests were presented separately from liabilities and equity in the Company's consolidated balance sheet.

IAS 39 "Financial Instruments: Recognition and Measurement" (amended 2004)

The gains and losses on re-measurement of financial assets available-for-sale to fair value are recognized as a separate component of equity. A gain or loss on an available-for-sale financial asset is recognized directly in equity (including a reversal of impairment losses for equity instruments), through the statement of changes in equity, except for impairment losses and foreign exchange gains and losses, until the financial asset is derecognized, at which time the cumulative gain or loss previously recognized in equity is recognized in profit or loss. However, interest calculated using the effective interest method is recognized in profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company's right to receive payment is established.

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Basis of Preparation (continued)

IFRSs and IFRIC Interpretations not yet effective

The Company has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:

- IAS 19 (amended 2004) "Employee Benefits";
- IAS 39 (amended 2005) "Financial Instruments: Recognition and Measurement";
- IFRS 6 "Exploration for and Evaluation of Mineral Resources";
- IFRS 7 "Financial Instruments: Disclosures";
- IFRIC 4 "Determining whether an Arrangement contains a Lease";
- IFRIC 5 "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds".

The Company expects that the adoption of the pronouncements listed above will have no significant impact on the Company's financial statements in the period of initial application.

Management Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to those financial statements relate to the valuation and useful lives of property, plant and equipment, intangible assets, deferred taxation, provision for bad debt reserve and pension liabilities as discussed in Notes 5, 6, 27, 13 and 22.

Estimation Uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below:

Impairment of Goodwill

The Company determines whether goodwill and intangible assets not yet available for use are impaired at least on an annual basis. This requires an estimation of the value in use of the cash-generating units to which the goodwill is allocated. Estimating the value in use requires the Company to make an estimate of the expected future cash flows from the cash-generating unit and also to choose a suitable discount rate in order to calculate the present value of those cash flows. The carrying amount of goodwill at December 31, 2005 was 367,005 (2004: 325,097) and carrying amount of intangible assets not yet available for use at December 31, 2005 was 1,836,852 (2004: 1,491,137). More details are provided in Note 6.

(in thousands roubles)

2. Basis of Presentation of the Financial Statements (continued)

Correction of errors and reclassifications

In 2005 the Company determined and presented its obligations existing under the defined benefit plans in accordance with IAS 19, "Employee Benefits". The Company engaged an actuary to perform a valuation of the pension obligations and recorded the defined benefit obligation as of December 31, 2005 and made adjustments to the comparatives as of December 31, 2003 and 2004.

Consolidated balance sheet as at December 31, 2004	As previously reported	Effect of adjustments	As restated	Description of adjustments
Retained earnings	13,199,851	(709,434)	12,490,417	Effect of pension liabilities recognized as of December 31, 2004, (net of tax effect of nil)
Pension Liabilities	-	709,434	709,434	Adjustment for pension liabilities as of December, 31 2004
Consolidated Statement of Operations for 2004				
Wages, salaries, other benefits and payroll taxes	(6,735,501)	(157,014)	(6,892,515)	Net defined benefit pension plan expense for 2004
Consolidated Statement of changes in Equity for the year ended 2003				
Retained Earnings as of December 31, 2003	11,205,113	(552,420)	10,652,693	Effect of pension liabilities recognized as of December 31, 2003 (net of tax effect of nil)

In addition the Company made the following reclassifications to the 2004 financial statements to conform to the 2005 presentation:

Consolidated balance sheet as at December 31, 2004	As previously reported	Effect of reclassifications	As restated	Description of reclassifications
Unrealised gain on investments available-for-sale	-	800	800	Unrealized gain on available-for-sale investments was reclassified from Retained Earnings
Retained earnings	13,199,851	(800)	13,199,051	Unrealized gain on available-for-sale investments was reclassified to line Unrealised gain on investments available-for-sale
Deferred revenue	237,491	95,000	332,491	Deferred revenue reclassification from Other Non-current liabilities
Other non-current liabilities	95,313	(95,313)	-	Deferred revenue reclassification to Deferred revenues in amount 95,000; other reclassifications 313
Accounts payable, accrued expenses and advances received	2,592,453	313	2,592,766	Other reclassifications
Income tax payable	-	114,100	114,100	Reclassification of Income Tax payable from Other Taxes Payable

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

The consolidated financial statements of the Company represent the financial statements of the Group of companies, i.e. the parent and its subsidiaries, presented as if the Company operated as a single economic entity.

Subsidiaries

Subsidiaries, which are those entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over their operations, are consolidated. The Control is a power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Financials of all subsidiaries are included in the consolidated financial statement. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between Company companies are eliminated; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. In case of necessity, accounting policies for subsidiaries have been changed to ensure consistency with the policies adopted by the Company.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the statement of operations.

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair value of the identifiable assets and liabilities of the subsidiary at the acquisition date and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented within the shareholders' equity.

Losses allocated to minority interest do not exceed the minority interest in the equity of the subsidiary unless there is a binding obligation of the minority to fund the losses. All such losses are allocated to the Company.

Acquisition of Minority Interest in subsidiaries

The difference between the cost of the additional interest in a subsidiary and the minority interest's share of the assets and liabilities is reflected in the consolidated statement of shareholders' equity at the date of the purchase of the minority interest as a charge to retained earnings. The Company does not remeasure the assets and liabilities of the subsidiary to reflect their fair values at the date of the transaction.

3. Summary of Significant Accounting Policies (continued)

3.2 Investments in Associates

Associates are entities in which the Company generally has between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for under the equity method and are initially recognized at cost, including goodwill. Subsequent changes in the carrying value reflect the post-acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the statement of operations, and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate, the Company does not recognize further losses, unless the Company is obliged to make further payments to, or on behalf of, the associate.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company's interest in the associates; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.3 Investments

The Company's investments are classified as either loans and receivables or available-for-sale investments, as appropriate. When investments are recognised initially, they are measured at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Company determines the classification of its investments upon initial recognition. All purchases and sales of investments are recognised on the settlement date, which is the date that the investment is delivered to or by the Company.

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity when the Company has the positive intention and ability to hold to maturity. During the period the Company did not hold any investments in this category.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

(a) those that the entity intends to sell immediately or in the near term, which shall be classified as held for trading, and those that the entity upon initial recognition designates as at fair value through profit or loss;

(b) those that the entity upon initial recognition designates as available for sale; or

(c) those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available for sale.

Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in income when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

3. Summary of Significant Accounting Policies (continued)

3.3 Investments (continued)

Available-for-sale investments are those non-derivative financial assets that are designated as available-for-sale or are not classified in any of the other categories. After initial recognition available-for-sale investments are measured at fair value with gains or losses being recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the statement of operations. Reversals of impairment losses in respect of equity instruments are not recognised in the statement of operations. Impairment losses in respect of debt instruments are reversed through profit or loss if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the statement of operations.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; discounted cash flow analysis.

3.4 Changes in Accounting Policies, Accounting Estimates and Errors

Change in accounting policies

The Company changes an accounting policy only if the change is required by a Standard or an Interpretation of IFRS or results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the Company's financial position, financial performance or cash flows.

The Company accounts for a change in accounting policy resulting from the initial application of a Standard or an Interpretation in accordance with the specific transitional provisions, if any, in that Standard or Interpretation.

Changes in accounting estimates

As a result of the uncertainties inherent in business activities, many items in financial statements cannot be measured with precision but can only be estimated. Estimation involves judgments based on the latest available, reliable information. An estimate may need revision if changes occur in the circumstances on which the estimate was based or as a result of new information or more experience.

When it is difficult to distinguish a change in an accounting policy from a change in an accounting estimate, the change is treated as a change in an accounting estimate. The effect of a change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only or the period of the change and future periods, if the change affects both.

(in thousands roubles)

3. Summary of Significant Accounting Policies (continued)

3.4 Accounting Policies, Changes in Accounting Estimates and Errors (continued)

Prior Period Errors

The Company corrects material prior period errors retrospectively in the first set of financial statements authorized for issue after their discovery by restating the comparative amounts for the prior period presented in which the error occurred or if the error occurred before the earliest prior period presented, restating the opening balances of assets, liabilities and equity for the earliest prior period presented.

Prior period error is corrected by retrospective restatement except to the extent that it is impracticable to determine either the period-specific effects or the cumulative effect of the error.

3.5 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated statement of operations as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

Assets and liabilities settled in Roubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

The exchange rates as of December 31, 2005 and 2004 were as follows:

Currency	2005	2004
Russian Roubles per US dollar	**28.78**	27.75
Russian Roubles per Euro	**34.19**	37.81
Russian Roubles per Japanese yen	**0.25**	0.27

3.6. Property, Plant and Equipment

3.6.1 Property, plant and equipment

Property, plant and equipment are recorded at purchase or construction cost, excluding the costs of day-to-day servicing, less accumulated depreciation and accumulated impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1. The carrying values of that property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying values may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. Impairment losses are recognized in the statement of operations.

3. Summary of Significant Accounting Policies (continued)

3.6. Property, Plant and Equipment (continued)

Interest costs on borrowings to finance the construction of property, plant and equipment are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Expenditure for continuing repairs and maintenance are charged to the statement of operations as incurred. Social assets are expensed on acquisition. Major renewals and improvements are capitalized, and the assets replaced are retired.

3.6.2 Depreciation and Useful Life

Depreciation is calculated on property, plant and equipment on a straight-line basis from the time the assets are available for use, over their estimated useful lives as follows:

Buildings and Constructions	50 years
Analog switches	20 years
Digital switches	15 years
Other telecommunication equipment	10 years
Transportation equipment	5 years
Computers, office and other equipment	3 years
Land	not depreciated

The asset's residual values, useful lives and depreciation methods are reviewed, and adjusted as appropriate, at each financial year-end.

Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale (or included in a disposal group that is classified as held for sale) in accordance with IFRS 5 and the date that the asset is derecognised.

The depreciation charge for a period is usually recognized in the statement of operations. However, sometimes, the future economic benefits embodied in an asset are absorbed in producing other assets. In this case, the depreciation charge constitutes part of the cost of the other asset and is included in its carrying amount.

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

3.6.3 Construction in Progress

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date less any impairment in value.

3. Summary of Significant Accounting Policies (continued)

3.6. Property, Plant and Equipment (continued)

3.6.4 Assets received free of charge

Equipment transferred to the Company free of charge by its customers and other entities outside the privatization process is capitalized at market value at the date of transfer. A corresponding income is fully recognized in the statement of operations. In the case when transfers of equipment relate to the rendering of future services to the transferee the equipment is considered as deferred revenue which is recognised as income on the same basis that the equipment is depreciated.

Equipment contributions that will not generate any future economic benefit for the Company are not recognized.

3.7 Intangible Assets

3.7.1 Goodwill

Goodwill represents the excess of the cost of an acquisition over the net fair value of the Company's share of the identifiable assets, liabilities and contingent liabilities of the acquired subsidiary or associate at the date of acquisition. Goodwill on an acquisition of a subsidiary is included in intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.
Goodwill is reviewed for impairment, annually or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Company are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Company at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Company's primary or the Company's secondary reporting format determined in accordance with IAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised. Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognized for goodwill is not reversed in a subsequent period.

3. Summary of Significant Accounting Policies (continued)

3.7 Intangible Assets (continued)

3.7.2 Licenses

Cost of licenses paid to Government for permission to provide telecommunication services within identifiable period of time is recognized as intangible assets. The Company recognizes cost of GSM licenses at fair value as at transition to IFRS date.

3.7.3 Software and Other Intangible Assets

Software and other intangible assets acquired separately are measured on initial recognition at cost. The cost of other intangible assets acquired in a business combination is their fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortisation and any accumulated impairment losses.

3.7.4 Useful Life and Amortization of Intangible Assets

The Company assesses whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset is regarded by the entity as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the entity.

Intangible assets with finite lives are amortized over the useful economic lives and assessed for impairment whenever there is an indication that the intangible asset may be impaired.

Amortization periods and methods for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates.

The cost of licenses and software is depreciated on a straight-line basis over the estimated useful life equal to the term of the licenses or the right to use the software. Useful life of other intangible assets is approximately 10 years.

Intangible assets with indefinite useful lives are not amortized, but tested for impairment annually either individually or at the cash-generating unit level. The useful life of an intangible asset with an indefinite life is reviewed annually to determine whether indefinite life assessment continues to be supportable. If not, the change in the useful life assessment from indefinite to finite is made on a prospective basis.

3. Summary of Significant Accounting Policies (continued)

3.8 Borrowing Costs

The borrowing costs are capitalized by the Company as part of the cost of the asset when it is probable that they will result in future economic benefits to the entity and the costs are directly attributable to the acquisition, construction or production of a qualifying asset including construction in progress.

To the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization on that asset is determined as the actual borrowing costs incurred on that borrowing during the period.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalization is determined by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings of the entity that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs capitalized during a period shall not exceed the amount of borrowing costs incurred during that period.

3.9 Leases

Leases where all the risks and rewards of ownership of the asset are transferred from lessor to lessee are classified as finance leases.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases.

3.9.1 Finance Leases

At the commencement of the lease term, or the date from which the lessee is entitled to exercise its right to use the leased asset, the Company recognizes finance leases as assets and liabilities in their balance sheets at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. At the commencement of the lease term, the asset and the liability for the future lease payments are recognized in the balance sheet at the same amounts except for any initial direct costs of the lessee that are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

The depreciation policy for depreciable leased assets is consistent with that for depreciable assets that are owned, and the depreciation recognized is calculated in accordance with the accounting policy of the Company applicable for depreciable and amortized assets. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

3. Summary of Significant Accounting Policies (continued)

3.9 Leases (continued)

3.9.2 Operating Leases

Operating lease payments are recognised as an expense in the statement of operations on a straight-line basis over the lease term.

3.10 Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost of inventory is determined on the weighted average basis. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale.

The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

3.11 Advances Given

Advances given to acquire non-current assets are classified as non-current and considered non-monetary asset. Long-term advances given for operating activities are also classified as non-current asset.

3.12 Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets comprise cash and cash equivalents; an equity instrument of another entity; a contractual right to receive cash or another financial asset from another entity, or to exchange financial assets or financial liabilities with another entity under conditions that are potentially favorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to receive a variable number of the Company's own equity instruments, or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the Company's own equity instruments.

Financial liabilities include contractual obligations to deliver cash or another financial asset to another entity or to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the Company; or a contract that will or may be settled in the Company's own equity instruments and is a non-derivative for which the Company is or may be obliged to deliver a variable number of the Company's own equity instruments or a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instruments. For this purpose the Company's own equity instruments do not include instruments that are themselves contracts for the future receipt or delivery of the entity's own equity instruments.

3. Summary of Significant Accounting Policies (continued)

3.12 Financial Instruments (continued)

The Company recognizes a financial asset or a financial liability on its balance sheet when, and only when, the Company becomes a party to the contractual provisions of the instrument.

When a financial asset or financial liability is recognized initially, the Company measures it at its fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

The Company classifies its financial assets and financial liabilities as current or non-current based on term of its maturity taking into account other factors that limit the Company's ability to realize assets within 12 months or existence of call options in financial liabilities valid within 12 months after the balance sheet date.

Financial asset is derecognised when the rights to receive cash flows from the asset expired or the Company transferred its rights to receive cash flows from the asset.

Financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

3.13 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.14 Accounts Receivable and Provision for Bad Debt

Trade receivables, are recognized at original invoice amount less an allowance for any uncollectible amounts. Allowance is made when there is objective evidence that the Company will not be able to collect the debts.

Provision for impairment of receivables is created based on the historical pattern of collections of accounts receivable and specific analysis of recoverability of significant accounts.

Provision for impairment is also created for other accounts receivable except advances given based on the assessment of the Company's ability to collect the debts.

Provision for impairment is recognized in the statement of operations.

The carrying amount of current trade receivables is a reasonable approximation of their fair value.

The fair value of non-current trade receivable is calculated using the effective interest method.

3. Summary of Significant Accounting Policies (continued)

3.15 Non-current Assets Held for Sale and Discontinued Operations

A discontinued operation is a component of the Company that either has been disposed of, or is classified as held for sale, and represents a separate major line of business or geographical area of operations, is part of a single co-coordinated plan to dispose of a separate major line of business or geographical area of operations or is a subsidiary acquired exclusively with a view to resale.

The Company classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use.

The Company measures a non-current asset (or disposal group) classified as held for sale at the lower of its carrying amount and fair value less costs to sell.

Immediately before the initial classification of the asset (or disposal group) as held for sale, the carrying amounts of the asset (or all the assets and liabilities in the group) are be measured in accordance with applicable IFRSs.

The Company presents and discloses information that enables users of the financial statements to evaluate the financial effects of discontinued operations and disposals of non-current assets (or disposal groups).

3.16 Troubled Debt Restructurings

A troubled debt restructuring occurs when the Company grants a concession to the debtor in the forms of modification of the terms of the debt, including the extension of the maturity date, change of payment schedule or reduction of the face amount of the debt, or in the form of transfer of the assets or an equity interest in the debtor in satisfaction of the debt. The Company recognized a loss in the amount of the difference between the fair value of the assets and/or equity interest received and the recorded amount of the receivable. This loss will be recognized in full in the period the restructuring takes place.

3.17 Loans Given

Loans given are recognized at the amortized cost, using the effective interest method less provision for impairment or uncollectibility. Loans given are recorded as the non-current assets unless the repayment is expected within 12 months after the balance sheet date.

3.18 Loans and Borrowings Received

Loans and Borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, borrowings are measured at amortised cost using the effective interest method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognised as an adjustment to interest expense over the period of the borrowings.

3. Summary of Significant Accounting Policies (continued)

3.19 Employee Benefits

3.19.1 Unified social tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate (from 26% to 17%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 20% to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

3.19.2 Current employment benefits

Wages and salaries paid to employees are recognized as expense in current period.

3.19.3 Other pension plans and post-employment benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides additional benefits for its active and retired employees by using post-employment defined benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

The Company determines the present value of the defined benefit obligation and the fair value of any plan assets on each reporting date separately for each plan. The obligations are valued by professionally qualified independent actuaries hired by the Company using the projected unit credit method. The assets of the defined benefit plans are valued by professionally qualified actuaries or independent appraisers.

Actuarial gains and losses are recognised as income or expense when the net cumulative unrecognised actuarial gains and losses for each individual plan at the end of the previous reporting year exceeded 10% of the higher of the defined benefit obligation and the fair value of plan assets at that date. These gains or losses are recognised over the expected average remaining working lives of the employees participating in the plans.

Upon introduction of a new plan or improvement of an existing plan past service cost is recognized on a straight-line basis over the average period until the amended benefits become vested. To the extent that the benefits are already vested immediately, past service costs is immediately expensed.
Gains or losses on the curtailment or settlement of pension benefit obligations are recognized when the curtailment or settlement occurs.

3. Summary of Significant Accounting Policies (continued)

3.20 Income Taxes

Tax expense (tax income) is the aggregate amount included in the determination of profit or loss for the period in respect of current tax and deferred tax.

Current tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period determined in accordance with the rules established by the taxation authorities, upon which income taxes are payable (recoverable).

Current tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax bases of assets and liabilities and their carrying values for financial reporting purposes, except where the deferred income tax arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss.

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the entity expects, at the balance sheet date, to recover or settle the carrying amount of its assets and liabilities.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilised. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates that have been enacted or substantively enacted at the balance sheet date.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Any such previously recognized reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Deferred tax assets and liabilities are not discounted.

3. Summary of Significant Accounting Policies (continued)

3.21 Shareholders' Equity

3.21.1 Share capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity.

3.21.2 Dividends

Dividends are recognised as a liability and deducted from equity at the balance sheet date only if they are declared at Shareholders' meeting before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3.22 Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in net assets since the date of the combination. Minority interest is presented within equity, separately from the parent shareholders' equity.

3.23 Revenue Recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured.

Revenue is recognized in the amount of cash or cash equivalents received in the form of cash or receivable. However, when the inflow of cash or cash equivalents is deferred, the fair value of the consideration may be less than the nominal amount of cash received or receivable. When the arrangement effectively constitutes a financing transaction, the fair value of the consideration is determined by discounting all future receipts using an effective interest rate.

3. Summary of Significant Accounting Policies (continued)

3.23 Revenue Recognition (continued)

3.23.1 Revenue from customers

The Company categorizes the revenue sources in fourteen major categories:

1. Long distance calls - domestic;
2. Long distance calls - international;
3. Local telephone calls;
4. Installation and connecting fees;
5. Documentary services;
6. Cellular services;
7. Radio and TV broadcasting;
8. Data transfer and telematic services;
9. New services;
10. Rent of telephone channels;
11. Services for national operators;
12. Services for international operators;
13. Other telecommunications services;
14. Other revenues.

Long distance calls (domestic and international)

Revenues from long distance services depend on time of call, duration of call, destination of call, type of service used, subscriber category and the applied rate plan. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

Local telephone calls

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee, while time driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company recognizes revenues related to the monthly network fees for local services in the month the service is provided to the subscriber.

Installation and connection fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized as income on the same basis that the fixed assets are depreciated.

3. Summary of Significant Accounting Policies (continued)

3.23 Revenue Recognition (continued)

Documentary services

Revenues from telegraph services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

Cellular services

Major revenues from cellular services arise from airtime services including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

Radio and TV broadcasting

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

Data transfer and telematics services

The Company recognizes revenues related to data transfer and telematics services in the period when the services are rendered.

New services

Major revenues from new services include internet services, ISDN, ADSL, IP-telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Rent of telephone channels

Major revenues are recognized from the following services: rent of intercity and international, digital, analogue, and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

Services for national operators

Revenue from national service providers includes two different groups.

The first group of revenues represents services rendered to the Company's partners for termination of long-distance traffic of its operators-partners in the network of the Company.

3. Summary of Significant Accounting Policies (continued)

3.23 Revenue Recognition (continued)

The second group of revenues from national operators represents services rendered to interconnected telecom operators that transfer local, intercity and international traffic of their customers via network of the Company.

Major revenues are recognized from the services rendered to operators for transit of local, intercity and international traffic. Further, the Company generates revenue from interconnection to the network (one time fees), rent of channels, rent of equipment, data transfer and Internet services.

The Company recognizes revenues from national operators in the period when the services are rendered.

Services for international operators

The revenues represents services rendered to interconnected international telecom operators that transfer international traffic of their customers via network of the Company.

The Company recognizes revenues from national operators in the period when the services are rendered.

Other telecommunication services

Other telecommunication services primarily consist of revenues received by public switched telephone network (PSTN) stations from the rent of direct lines and local junctions, as well as subscription fees for wired-radio outlets. The Company recognizes revenues related to other services in the period when the services are rendered.

Other revenues

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3.24 Barter Transactions

When goods or services are exchanged for goods or services which are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

3. Summary of Significant Accounting Policies (continued)

3.25 Earnings per Share

The Company calculates basic earnings per share amounts for profit or loss attributable to equity holders of the parent entity and, if presented, profit or loss from continuing operations attributable to those equity holders. Basic earnings per share are calculated by dividing profit or loss attributable to equity holders of the parent entity (the numerator) by the weighted average number of shares outstanding (the denominator) during the period.

The Company's preference shares are considered participating equity instruments for the purpose of earnings per share calculations (see Note 28).

3.26 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a borrowing cost.

3.27 Contractual Commitments

Contractual commitments comprise legally binding trading or purchase agreements with stated amount, price and date or dates in the future.

The Company discloses significant contractual commitments in the Notes to the financial statements.

The asset or liability under contractual commitments are not recognized in the financial statement until any of the parties performs in accordance with the contract and until any of the party became legally liable to pay or entitled to receive the payment under the terms of the contract.

3. Summary of Significant Accounting Policies (continued)

3.28 Contingent Assets and Contingent Liabilities

A contingent liability is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. The Company does not recognize a contingent liability. A contingent liability is disclosed unless the possibility of an outflow of resources embodying economic benefits is remote.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Company. The Company does not recognize a contingent asset. A contingent asset is disclosed where an inflow of economic benefits is probable.

3.29 Segment Information

The Company provides fixed line and mobile telecommunication services. Management believes that the Company operates in one geographical segment on the territory of Povolzhie region of the Russian Federation.

3.30 Related Party Transactions

The Company defines the following terms to specify the related party: a party is related to the Company if:

1. directly, or indirectly through one or more intermediaries, the party controls, is controlled by, or is under common control with, the Company (this includes parents, subsidiaries and fellow subsidiaries), has an interest in the entity that gives it significant influence over the entity or has joint control over the entity;
2. the party is an associate (as defined in IAS 28 Investments in Associates) of the entity;
3. the party is a joint venture in which the entity is a venturer (see IAS 31 Interests in Joint Ventures);
4. the party is a member of the key management personnel of the entity or its parent;
5. the party is a close member of the family of any individual referred to in (1) or (4);
6. the party is an entity that is controlled, jointly controlled or significantly influenced by, or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in 4 or 5; or
7. the party is a post-employment benefit plan for the benefit of employees of the entity, or of any entity that is a related party of the entity.

Relationships between the parent and its subsidiaries and between subsidiaries themselves are not disclosed by the Company.

3. Summary of Significant Accounting Policies (continued)

3.31 Events After the Balance Sheet Date

The Company adjusts the amounts recognized in its financial statements to reflect adjusting events after the balance sheet date. Events that require an entity to adjust the amounts recognized in its financial statements are caused by favorable and unfavorable outcomes of conditions that existed at the balance sheet date and changes in management estimates subject to uncertainties which was used for accounting of a number of business activities.

If non-adjusting events after the balance sheet date are material, their nondisclosure could influence the economic decisions of users taken on the basis of the financial statements. Accordingly, the Company discloses the nature of the event and an estimate of its financial effect, or a statement that such an estimate cannot be made the following for each material category of non-adjusting event after the balance sheet date.

(in thousands roubles)

4. Segment Information

	2005			
	Fixed line	**Mobile**	**Intercompany eliminations**	**Total for the Company**
REVENUE				
Sales to third parties	20,944,518	2,811,715		23,756,233
Inter-segment sales	327,611	252,380	(579,991)	-
Total revenue	21,272,129	3,064,095	(579,991)	23,756,233
Segment result	3,863,545	856,724	-	4,720,269
Unallocated corporate expenses	-	-	-	-
Operating profit				4,720,269
Share of result of associates	20,713	-	-	20,713
Interest expense, net	(773,877)	(69,655)	-	(843,532)
Gain on sale of subsidiaries, associates and other investments				41,842
Foreign exchange gain, net	31,907	21,211	-	53,118
Income tax	(1,210,833)	(180,788)	-	(1,391,621)
Net profit				2,600,789
Assets and Liabilities				
Segment assets	31,945,120	5,009,427	(105,005)	36,849,542
Investments in associates	119,980	-	-	119,980
Consolidated total assets				36,969,522
Segment liabilities	(16,280,436)	(2,015,528)	105,005	(18,190,959)
Consolidated total liabilities				(18,190,959)
OTHER INFORMATION				
Capital expenditure	5,234,475	1,160,121		6,394,596
Depreciation and amortization	2,998,684	418,975		3,417,659
Other non-cash expenses (provision for impairment of receivables)	(2,170)	14,190		12,020
Obsolescence of inventory	2,874	-		2,874

(in thousands roubles)

4. Segment Information (continued)

	2004			
	Fixed line	**Mobile**	**Intercompany eliminations**	**Total for the Company**
REVENUE				
Sales to third parties	18,278,097	2,688,446		20,966,543
Inter-segment sales	350,122	48,231	(398,353)	-
Total revenue	18,628,219	2,736,677	(398,353)	20,966,543
Segment result	3,310,949	768,910	-	4,079,859
Unallocated corporate expenses				-
Operating profit				4,079,859
Share of result of associates	72,549	-	-	72,549
Interest expense, net	(579,662)	(64,296)	-	(643,958)
Gain on sale of subsidiaries, associates and other investments				88,144
Foreign exchange gain, net	(17,029)	2,738	-	(14,291)
Income tax	(999,316)	(167,941)	-	(1,167,257)
Net profit				2,415,046
Assets and Liabilities				
Segment assets	29,656,339	2,584,353	(69,826)	32,170,866
Investments in associates	110,096	-	-	110,096
Consolidated total assets				32,280,962
Segment liabilities	(13,984,872)	(1,644,596)	69,826	(15,559,642)
Consolidated total liabilities				(15,559,642)
OTHER INFORMATION				
Capital expenditure	6,938,434	1,054,559		7,992,993
Depreciation and amortization	2,279,741	304,934		2,584,675
Other non-cash expenses (provision for impairment of receivables)	583,118	16,535		599,653

Unallocated expenses, assets and liabilities are expenses, assets and liabilities that arise at the entity level and relate to the entity as a whole.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, and operating cash and exclude assets that relate to the Company as a whole. Segment liabilities primarily comprise operating liabilities, loans and leasing liabilities and exclude items pertaining to the Company as a whole.

Capital expenditure comprises additions to property, plant and equipment. Provisions relate only to those charges made against allocated assets.

Segments are comprised of separate legal entities who file separate tax returns. Accordingly, income tax expense was allocated to the segments in full.

(in thousands roubles)

5. Property, Plant and Equipment

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
At December 31, 2003	**9,397,798**	**9,317,555**	**1,338,461**	**2,443,002**	**22,496,816**
Additions	-	-	7,992,993	-	7,992,993
Additions due to acquisition of subsidiaries	-	7,481	-	-	7,481
Disposals	(95,410)	(75,126)	(10,296)	(61,804)	(242,636)
Disposals due to sale of subsidiaries	(72,800)	(96,262)	(40,322)	(10,059)	(219,443)
Transfers	3,038,062	3,439,274	(7,551,922)	1,074,586	-
At December 31, 2004	**12,267,650**	**12,592,922**	**1,728,914**	**3,445,725**	**30,035,211**
Additions	-	-	6,394,596	-	6,394,596
Additions due to acquisition of subsidiaries	-	55,208	11,703	-	66,911
Disposals	(89,997)	(87,605)	(61,738)	(21,295)	(260,635)
Disposals due to sale of subsidiaries	-	(997)	-	-	(997)
Transfers	2,257,164	3,332,994	(6,649,081)	1,058,923	-
At December 31, 2005	**14,434,817**	**15,892,522**	**1,424,394**	**4,483,353**	**36,235,086**
Accumulated Depreciation					
At December 31, 2003	(470,480)	(1,124,166)	-	(390,531)	(1,985,177)
Charge for the year	(551,538)	(1,444,350)	-	(526,022)	(2,521,910)
Charge due to acquisition of subsidiaries	-	-	-	-	-
Disposals	7,751	29,263	-	11,982	48,996
Disposals due to sale of subsidiaries	5,144	14,803	-	6,439	26,386
At December 31, 2004	(1,009,123)	(2,524,450)	-	(898,132)	(4,431,705)
Charge for the year	(747,223)	(1,840,913)	-	(729,854)	(3,317,990)
Charge due to acquisition of subsidiaries	-	-	-	-	-
Disposals	14,027	20,126	-	5,573	39,726
Disposals due to sale of subsidiaries	-	493	-	-	493
At December 31, 2005	**(1,742,319)**	**(4,344,744)**	-	**(1,622,413)**	**(7,709,476)**
Net book value as of December 31, 2003	8,927,318	8,193,389	1,338,461	2,052,471	20,511,639
Net book value as of December 31, 2004	11,258,527	10,068,472	1,728,914	2,547,593	25,603,506
Net book value as of December 31, 2005	12,692,498	11,547,778	1,424,394	2,860,940	28,525,610

The net book value of plant and equipment held under finance leases at December 31, 2005 and 2004 amounted to:

	2005	2004
Switches and transmission devices	1,592,034	1,614,447
Vehicles and other	60,114	41,457
Construction in progress and equipment for installation	31,935	4,683
Buildings and constructions	13,660	14,463
Total net book value of plant and equipment held under finance leases	**1,697,743**	**1,675,050**

Leased assets are pledged as security for the related finance lease obligations (see Note 19).

(in thousands roubles)

5. Property, Plant and Equipment (continued)

The net book value of property, plant and equipment, which were received on vendor financing terms, amounted as of December 31, 2005 to 1,383,052 (2004 – 1,503,318).

In 2005, the Company increased construction in progress by the amount of capitalized interest totaling 167,935 (2004 – 183,613). Capitalization rate in 2005 was 15% (2004 - 12%).

Bank borrowings are secured by properties with the carrying value as of December, 31 2005 of approximately 8,182,160 (2004 – 8,918,000) (see Note 18).

The Company did not own property plant, plant and equipment which were subject to joint ownership as of December 31, 2005 (2004 – 81,256).

6. Intangible Assets and Goodwill

	Goodwill	Licenses	Software	Other	Total
Cost					
At December 31, 2003	323,811	167,055	763,312	99,339	1,353,517
Additions	-	14,325	901,833	306	916,464
Additions due to acquisition of subsidiaries	1,286	-	19	-	1,305
Disposals	-	-	(2,557)	(120)	(2,677)
Disposals due to sale of subsidiaries	-	-	(202)	-	(202)
At December 31, 2004	325,097	181,380	1,662,405	99,525	2,268,407
Additions	-	4,340	631,724	463	636,527
Additions due to acquisition of subsidiaries	41,908	-	171	-	42,079
Disposals	-	(10)	(633)	(90)	(733)
Disposals due to sale of subsidiaries	-	-	(1)	-	(1)
At December 31, 2005	**367,005**	**185,710**	**2,293,666**	**99,898**	**2,946,279**
Accumulated amortization					
At December 31, 2003	-	(13,937)	(16,072)	(10,685)	(40,694)
Charge for the year	-	(17,490)	(32,294)	(12,981)	(62,765)
Charge due to acquisition of subsidiaries	-	-	-	-	
Disposals	-	-	2,495	12	2,507
Disposals due to sale of subsidiaries	-	-	13	-	13
At December 31, 2004	-	(31,427)	(45,858)	(23,654)	(100,939)
Charge for the year	-	(17,545)	(74,006)	(8,118)	(99,669)
Charge due to acquisition of subsidiaries	-	-	(140)	-	(140)
Disposals	-	-	84	-	84
At December 31, 2005	-	**(48,972)**	**(119,920)**	**(31,772)**	**(200,664)**
Net book value at December 31, 2003	323,811	153,118	747,240	88,654	1,312,823
Net book value at December 31, 2004	325,097	149,953	1,616,547	75,871	2,167,468
Net book value at December 31, 2005	**367,005**	**136,738**	**2,173,746**	**68,126**	**2,745,615**

(in thousands roubles)

6. Intangible Assets and Goodwill (continued)

Oracle E-Business Suite (OEBS)

As of December 31, 2005 software includes OEBS software with a gross book value of 1,121,410 (2004 – 845,558), including interest capitalized of 211,813 (2004 – 76,934). Capitalization rate in 2005 was 15% (2004 - 12%). In accordance with the supply contract, the Company acquired non-exclusive licenses for 13,029 users of E-business Suite 2003 Professional among other license applications.

The Company commenced the commercial operation of OEBS in relation to the module for accounting for non-current assets, the Release #1, in line with the pilot stage of the completion of the installation in Kirov and Head Office branches on December 30, 2005.

Full implementation of Oracle E-Business Suite software is expected to be completed by 2008.

The Company will commence amortizing the value of the mentioned software from the date of its implementation, proportionally to the quantity of licenses used, over the useful life of the licenses of 10 years.

Amdocs Billing Suite

As of December 31, 2005 software also includes Amdocs Billing Suite software with a gross book value of 715,442 (2004 – 645,579), including the discount from promissory notes capitalized totaling 31,088 (2004 – nil). The capitalization rate in 2005 was 6%. This software was purchased for the purpose of the implementation of unified automated settlements system. The project of implementation of the unified automated settlements system is expected to last 4-5 years.

Amdocs Billing Suite software was supplied in December 2004 by LLC IBM Eastern Europe/Asia, in exchange for zero coupon 18 promissory notes for the total amount of 755,662. Repayment of promissory notes issued is expected to be exercised by June 1, 2006.

The Company will commence amortizing this asset from the date of software implementation.

Licenses

As of December 31, 2005 licenses mainly included GSM 900 licenses with the net book value of 136,738 (2004 – 149,953). The Company measured GSM licenses at the date of transition to IFRS at fair value and used that fair value as deemed cost at that date. The remaining useful lives of licenses are approximately 7 years.

Amortization charge for 2005 in the amount of 99,669 (2004 – 62,765) was recorded in line Depreciation and Amortization of Consolidated Statement of Operations.

(in thousands roubles)

6. Intangible Assets and Goodwill (continued)

Impairment testing of goodwill
Goodwill acquired through business combinations has been allocated to the following cash-generating units for impairment testing:

- OJSC "Tatincom-T"
- CJSC "RTCOM"
- LLC "Nizhegorodsky teleservice"
- Other subsidiaries

The recoverable amounts of OJSC "Tatincom", CJSC "RTCOM" and LLC "Nizhegorodsky teleservice", other subsidiaries cash-generating units have been determined based on a value in use calculation using cash flow projections based on financial budgets approved by senior management covering a five-year period. Cash flows beyond the five-year period are extrapolated using a 0.5% growth rate (2004: 0.5%) that is the same as the long-term average growth rate for the above mentioned cash-generating units. The discount rate applied to cash flow projections is 16% (2004: 16%).

The following describes each key assumption applied by the management for cash flow projections to undertake impairment testing of goodwill:

- Budgeted gross margins – the basis used to determine the value assigned to the budgeted gross margins is the average gross margins achieved in the year immediately before the budgeted year, increased for expected efficiency improvements;
- Bond rate – the yield on five-year Russian government Rouble-denominated bonds at the beginning of the budgeted year.

Carrying amount of goodwill allocated to each of the cash-generating units:

	Carrying amount of goodwill	
Subsidiary	**2005**	**2004**
OJSC "Tatincom"	**323,811**	323,811
CJSC "RTCOM"	**33,075**	-
LLC "Nizhegorodsky teleservice"	**8,833**	-
Other subsidiaries	**1,286**	1,286
Total	**367,005**	325,097

As of December 31, 2005 no impairment was identified by the Company after the testing of OJSC "Tatincom", CJSC "RTCOM" and LLC "Nizhegorodsky teleservice" and other subsidiaries for impairment.

Impairment test of intangible assets not yet available for use

The Company performed impairment tests of intangible assets not yet available for use. These assets represent cost of Oracle E-Business Suite and Amdocs Billing Suite totaling 1,836,852 at December 31, 2005 (as at December 31, 2004 – 1,491,137). As at December 31, 2005 no impairment was identified.

(in thousands roubles)

7. Consolidated Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of OJSC "VolgaTelecom" and its subsidiaries, whose main activity is provision of cellular and other telecommunication services. The subsidiaries are listed below:

		Ownership,%		Voting Shares	
Subsidiary	**Main Activity**	**2005**	**2004**	**2005**	**2004**
CJSC "Nizhegorodskaya Sotovaya svyaz" (NCC)	Cellular services (GSM-900)	**100**	100	**100**	100
CJSC "Tsifrovye Telecommunicatsii"	Local telephone network services	**100**	100	**100**	100
CJSC "Telesvyazinform"	Cable and air TV services	**100**	100	**100**	100
LLC Russian-American SP "Izhcom"	Data transmission and telematics services	**100**	100	-	-
LLC "Vyatka-Page"	Paging services	**91**	91	-	-
CJSC "Transsvyaz"	Local telephone network services	**80**	80	**80**	80
OJSC "Omrix"	Local telephone network services	**74**	74	**74**	74
CJSC "Ulianovsk –GSM"	Cellular services (GSM-900)	**60**	60	**60**	60
CJSC "Orenburg GSM"	Cellular services (GSM-900)	**51**	51	**51**	51
OJSC "Tatincom-T"	Cellular services (GSM-900)	**50+1 share**	50+1 share	**50+1 share**	50+1 share
CJSC "Narodny Telephone Saratov"	Cellular services (CDMA)	**50+1 share**	50+1 share	**50+1 share**	50+1 share
CJSC "Nizhegorodsky radiotelephone"	Local telephone network services	**50**	50	**50**	50
CJSC "Chery - Page"	Paging services	**50**	50	**50**	50
CJSC "RTCOM"	Cellular services	**100**	-	**100**	-
LLC "Nizhegorodsky teleservice"	Local telephone services	**100**	-	-	-
CJSC "Puls Radio Ioshkar-Ola"	Radio services	-	61	-	61
CJSC "Sotovaya svyaz Mordovii"	Cellular services (GSM-900)	-	60	-	60
LLC "RadioResonans"	Radio services	-	51	-	-

All the above companies are Russian legal entities registered in accordance with the Russian legislation, and have the same financial year as the Company.

On March 9, 2005 in accordance with the decision of the Board of Directors dated December 22, 2004 the Company acquired a 100% stake in CJSC "RTCOM" (8,248 ordinary shares) for 10,130. The subsidiary was purchased for the purpose of rendering cellular services in the Mordovia region as part of the Company's mobile business development program. Management believes that the fair value of CJSC "RTKOM" identifiable assets, liabilities and contingent liabilities as at the acquisition date approximated their book value.

In July 2005 the Company acquired a 100% stake in LLC "Nizhegorodsky teleservice" from LLC "Invekt" for 43,728. The subsidiary was purchased for the purpose of expansion of data transfer and telematic services rendered by the Company. Management believes that the fair value of LLC "Nizhegorodsky teleservice" identifiable assets, liabilities and contingent liabilities as at acquisition date approximated their book value.

(in thousands roubles)

7. Consolidated Subsidiaries (continued)

Management assigned the acquisition price for the 100% stake in CJSC "RTCOM" and 100% stake in LLC "Nizhegorodsky teleservice" as follows:

	CJSC "RTCOM"	LLC "Nizhegorodsky teleservice"	Total
Acquisition price	10,130	43,728	53,858
Transaction costs	-	-	-
Total paid	**10,130**	**43,728**	**53,858**
Assigned value of identifiable assets and liabilities:			
Property, plant and equipment, net	14,524	27,606	42,130
Intangible assets, net	-	38	38
Other Non-current Assets	925	608	1,533
Accounts receivable	4,002	4,455	8,457
Cash and cash equivalents	157	2,715	2,872
Other current assets	3,673	1,097	4,770
Current liabilities	(7,233)	(1,624)	(8,857)
Long-term liabilities	(38,993)	-	(38,993)
Total net assets	**(22,945)**	**34,895**	**11,950**
Company's share in acquired net assets	100%	100%	
Assigned value of acquired share in identifiable net assets	(22,945)	34,895	11,950
Amount of goodwill at December 31, 2005, net	**33,075**	**8,833**	**41,908**

Goodwill is mainly attributable to economic potential of the market assuming low regional penetration level as of the date of acquisition.

Profit (loss) of CJSC "RTCOM" and LLC "Nizhegorodsky teleservice" for 2005 year from the date of acquisition was (13,409) and 1,793 correspondingly. If the combination had taken place at the beginning of the year, the profit of the Company would have been 2,598,945 and revenue would have been 23,781,340.

Disposal of shares in subsidiaries for 2005 is presented below:

Name	Main activity	Carrying amount of net assets disposed	Proceeds from sale	Sale/disposal of share in equity on the date of transaction, %
CJSC "Puls Radio Ioshkar-Iola"	Radio services	601	1,682	61
CJSC "Sotovaya svyaz Mordovii"	Cellular services (GSM-900)	(3,906)	899	60
LLC "RadioResonans"	Radio services	14	807	51
Total			**3,388**	

Profit / loss on sale of shares in subsidiaries is presented in Note 26.

(in thousands roubles)

8. Investments in Associates

Investments in associates at December 31, 2005 and 2004 comprised the following:

		2005		2004	
Associate	**Activity**	**Voting shares**	**Carrying value**	**Voting shares**	**Carrying value**
CJSC "Samara Telecom"	Local telephone network services	**28%**	**96,925**	28%	77,695
OJSC "Telesot"	Local telephone network services	**-**	**-**	32%	10,248
ACB "S-Bank"	Banking services	**42%**	**19,178**	42%	16,596
Other	Cellular services	**40%**	**3,877**	40%-49%	5,557
Total			**119,980**		**110,096**

All the above companies are Russian legal entities registered in accordance with Russian legislation and have the same financial year as the Company.

The Company has investments in the following associates whose net assets were negative as of December 31, 2005 and 2004:

Name	**Activity**	**Voting share, %**	**Net assets as of December 31 2005**	**2004**
CJSC "Saratov-Mobile"	Cellular services (AMPS)	50%	**(93,815)**	(75,537)
CJSC "Chuvashiya Mobile"	Cellular services (AMPS)	30%	**(19,054)**	(2,251)

The carrying value of investments in associates shown in these consolidated financial statements is equivalent to the Company's share in the net assets of the associated company, except for investments in CJSC "Saratov-Mobile", and CJSC "Chuvashiya Mobile". For these latter associates the carrying amounts of the investments were reduced to zero considering that such associates reported accumulated losses exceeding the cost of the respective investments.

Disposal of shares in associates for 2005 is presented below:

Associate	**Main activity**	**Carrying value of investment in associate**	**Sale/disposal of share in equity on the date of transaction, %**	**Proceeds from sale**
OJSC "Telesot"	Local telephone network services	10,829	32%	17,680
CJSC "Puls Radio"	Radio services	-	40%	280
Total		**10,829**		**17,960**

Gain/(loss) from sale of shares in associates is presented in Note 26.

(in thousands roubles)

8. Investments in Associates (continued)

Movement in investments in associates for the years ended December 31, 2005 and 2004 is presented below:

	2005	2004
Investments in associates at January 1	**110,096**	219,080
Share of income net of income tax, and of dividends received	**20,713**	72,549
Reclassifications of financial investments	**-**	(3,239)
Sale of associates	**(10,829)**	(178,294)
Investments in associates at December 31	**119,980**	110,096

Share of results of associates is presented net of income tax of 1,526.

The following table illustrates summarised financial information of the associates:

Associate	Voting shares	Assets	Liabilities	Revenues	Net income/(loss)
2005					
CJSC "Samara Telecom"	**28%**	**404, 853**	**(56,201)**	**254,413**	**69,176**
CJSC "Saratov-Mobile"	**50%**	**144, 787**	**(238,602)**	**121,642**	**(18,457)**
ACB "S-Bank"	**42%**	**199,003**	**(153,046)**	**9,945**	**6,187**
CJSC "Chuvashiya Mobile"	**30%**	**90,402**	**(109,456)**	**37,133**	**(16,803)**
2004					
CJSC "Samara Telecom"	28%	348,348	(68,870)	222,468	48,825
CJSC "Saratov-Mobile"	50%	140,376	(215,913)	74,800	(24,449)
ACB "S-Bank"	42%	159,630	(119,860)	15,177	(833)
CJSC "Chuvashiya Mobile"	30%	85,746	(87,997)	17,857	51,594
OJSC "Telesot"	32%	40,730	(9,101)	28,977	6,035

(in thousands roubles)

9. Long-term investments, net

As of December 31, 2005 and 2004, the Company's investments comprised the following:

	2005		2004	
Company	**Ownership interest**	**Carrying value**	**Ownership interest**	**Carrying value**
OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")	**13%**	**14,880**	-	-
CJSC "RusleasingSvyaz"	**7.3%**	**12,293**	7.3%	12,293
OJSC "AlfaBank" promissory notes	-	**2,583**	-	2,583
OJSC "Svyaz-bank"	**0.05%**	**3,987**	0.05%	3,987
OJSC "Sberbank RF"	**0.0003%**	**2,137**	0.0003%	803
CJSC "TeleRoss-Samara"	**10.0%**	**990**	10.0%	990
CJSC "Reg-time"	**17.0%**	**570**	17.0%	570
OJSC "Promstroybank"	-	-	0.7%	7,496
LLC "Raduga-poisk"	-	-	10.0%	3,079
OJSC "Ayar"	-	-	0.23%	443
"Union-Card"	-	-	15.0%	402
Other		**2,291**		1,803
Impairment provision		**(14,821)**		(23,197)
Total investment available-for-sale, net		**24,910**		11,252

Management believes that the carrying amount of these investments approximates their fair values.

Purchase of share in OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")

In accordance with the resolution of the extraordinary meeting of the Company's shareholders held on 14 February 2005 the Company acquired 13% of shares in OJSC "Svyazintech" for 19.5. In August 2005 the Company purchased additional newly issued 1,486,082 ordinary shares of OJSC "Svyazintech" for 14,861 in order to maintain its 13% share.

OJSC "Svyazintech" was established in 2005 for the implementation of Amdocs billing software in the companies of OJSC "Svyazinvest" Group (the parent company).

(in thousands roubles)

10. Long-term accounts receivable and other assets

As of December 31, 2005 and 2004 long-term accounts receivable and other assets comprised the following:

	2005	2004
Long-term accounts receivable	**5,083**	3,308
Long-term loans given to employees	**15,752**	18,283
Total	**20,835**	21,591

As of December 31, 2005 and 2004 long-term loans given to employees are accounted at amortized cost using the effective interest rate of 18% .

11. Long-Term Advances Given

As of December 31, 2005 and 2004 long-term advances given to suppliers of equipment comprised the following:

	2005	2004
Advances given for capital construction	**483,900**	183,505
Acquisition and implementation of Oracle E-Business Suite software (Note 6)	**124,429**	44,293
Implementation of Amdocs Billing Suite software (Note 6)	**140,726**	-
Total	**749,055**	227,798

12. Inventories

Inventories at December 31, 2005 and 2004 comprised the following:

	2005	2004
Cable, materials and spare parts for telecommunications equipment	**194,382**	361,082
Construction materials, fuels and instruments	**84,808**	231,832
Finished goods and goods for resale	**57,455**	49,050
Other inventories	**210,316**	217,645
Provision for inventory obsolescence	**(2,874)**	-
Total	**544,087**	859,609

Provision for inventory obsolescence is recorded as other operating expenses in the Consolidated Statement of Operations.

(in thousands roubles)

13. Accounts Receivable

Accounts receivable as of December 31, 2005 and 2004 comprised the following:

	2005	2004
Trade receivables – telecommunication services	**2,521,055**	2,449,797
Provision for impairment of receivables	**(1,225,044)**	(1,311,923)
Total	**1,296,011**	1,137,874

Accounts receivable for telecommunication services detailed by major customer groups were as follows:

	2005	2004
Residential customers	**934,046**	800,840
Corporate customers	**482,771**	406,215
Government customers	**146,781**	171,067
Tariff compensation from the state budget	**957,457**	1,071,675
Total	**2,521,055**	2,449,797

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in Roubles, in effect at the time the calls are made.

As of December 31, 2005 debt for tariff compensation from the state budget related to granting privileges to certain categories of subscribers amounted to 38% of total accounts receivable (2004 - 44%).

In 2005 the Company collected from federal budget accounts receivable for tariff compensation of 74,678.

The following summarizes the changes in the provision for impairment of trade and other receivables:

	2005	2004
Balance at January 1	**1,311,923**	760,531
Provision for the year	**12,020**	599,653
Trade receivables write-off	**(98,899)**	(44,681)
Provision disposal due to sale of subsidiary	**-**	(3,580)
Balance at December 31	**1,225,044**	1,311,923

The impairment loss for 2005 in the amount of 12,020 (2004 – 599,653) was recognized in the Consolidated Statement of Operations.

(in thousands roubles)

14. Other Current Assets

As of December 31, 2005 and 2004 other current assets comprised the following:

	2005	2004
VAT receivable	**856,914**	1,128,487
Accounts receivable for non-core activities	**259,085**	119,632
Deferred expenses	**151,866**	106,449
Prepayments and advance payments	**133,534**	151,638
Prepaid income tax	**38,813**	42,203
Other prepaid taxes	**20,346**	31,702
Settlements with personnel	**13,981**	23,286
Short-term loans given	**3,869**	3,743
Other	**99,249**	87,629
Total	1,577,657	1,694,769

15. Cash and Cash Equivalents

As of December 31, 2005 and 2004 cash and cash equivalents comprised the following:

	2005	2004
Cash at bank and on hand	**1,308,670**	422,003
Short-term deposits	**30,043**	182
Total cash and cash equivalents	**1,338,713**	422,185

Interest rate on short term deposits is 7.5% per annum.

16. Significant Non-Cash Transactions

In 2005 the Company received telecommunication equipment under leasing terms in the amount of 374,114 (2004 – 593,878).

Gross book value of property, plant and equipment, which were received on vendor financing terms in 2005, amounted to 423,372 (2004 – 400,849).

The Company received equipment contributions in 2005 in the amount of 13,266 (2004 – 12,166)

Non-cash transactions above have been excluded from the consolidated statement of cash flows.

(in thousands roubles)

17. Share Capital

The total number of outstanding shares comprises:

	Number of shares outstanding (thousands)	Par value	Carrying value
As at December 31, 2003	327,953	1,639,765	3,853,690
Preference	81,983	409,917	963,366
Ordinary	245,970	1,229,848	2,890,324
As at December 31, 2004	327,953	1,639,765	3,853,690
Preference	81,983	409,917	963,366
Ordinary	245,970	1,229,848	2,890,324
As at December 31, 2005	**327,953**	**1,639,765**	**3,853,690**

All shares have a par value of 5 Roubles. The difference between the total par value and the total carrying value of share capital represents the effects of inflation accumulated trough January 1, 2003.

The ordinary shareholders are entitled to one vote per share.

Preference shares give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organization and liquidation of the Company, and in relation to changes and amendments to the Company's charter which restrict the rights of preference shareholders. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of the Russian accounting net income for the year. If the Company fails to pay the above mentioned dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting. Owners of the preferred shares have the right to participate in and vote on all issues within the competence of general meetings following the annual general meeting at which a decision not to pay (or to pay partially) dividends on preferred shares has been taken. Annual amount of dividends on preference shares may not be less than dividends on ordinary shares. The preference shareholders participate in earnings along with ordinary shareholders. Accordingly, the Company's preferred shares are considered participating equity instruments for the purpose of earnings per share calculations (refer to Note 28).

In case of liquidation, the property remaining after settlement with creditors, payment of preferred dividends and redemption of the par value of preferred shares is distributed among preferred and ordinary shareholders proportionately to the number of owned shares.

Distributable earnings of the parent company are limited to its retained earnings, as mandated by the statutory accounting rules. Statutory retained earnings of the Company as of December 31, 2005 and 2004 amounted to 10,764,020 and 8,890,265, respectively.

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statements. The Company reported net income of 2,261,360 and 2,056,268 in its statutory financial statements in 2005 and 2004, respectively.

(in thousands roubles)

17. Share Capital (continued)

Dividends were declared in 2005 in respect of 2004 to holders of ordinary shares and preference shares of Rouble 1.3779 per ordinary share (2004 – Rouble 0.9186 per ordinary share) and Rouble 2.5082 per preference share (2004 –Rouble 2.4510 per preference share). See also Note 29.

In October 1997 the Company registered Level 1 American Depositary Receipts (ADR). Each ADR represents 2 shares of common stock of the Company.

The following table represents ADR registration for 2003-2005:

	ADR (quantity)	Ordinary Shares Equivalent (quantity)	Ordinary Shares %	Charter Capital %
December 31, 2003	12,757,592	25,515,184	10.37%	7.78%
Additions 2004	4,900,278	9,800,556	-	-
December 31, 2004	17,657,870	35,315,740	14.36%	10.77%
Additions 2005	4,536,988	9,073,976	-	-
December 31, 2005	**22,194,858**	**44,389,716**	**18.05%**	**13.54%**

Currently ADR are traded on the following stock markets:

Stock market	CUSIP(WKN)	ADR ticker	ISIN
Over-the-counter (OTC) market (USA)	928660109	VLGAY	
Frankfurt Stock Exchange (FSE)	910415	NZH	US9286601094
Berlin Stock Exchange (BerSE)	910415	NZH	US9286601094
Xetra	910415	NZH	US9286601094
Stuttgart Stock Exchange (SSE)	910415	NZH	US9286601094

The Company’s shareholding structure as of December 31, 2005 was as follows:

	Ordinary shares		Preference shares		
	Number (thousands)	%	Number (thousands)	%	Total
OJSC “Svyazinvest”	124,634	50.67	-	-	124,634
Other legal entities	65,156	26.49	60,820	74.19	125,976
ADR holders	44,390	18.05			44,390
Individuals	11,790	4.79	21,163	25.81	32,953
Total	**245,970**	**100**	**81,983**	**100**	**327,953**

(in thousands roubles)

18. Borrowings

As of December 31, 2005 and 2004 borrowings comprised the following:

	Interest rate	Maturity date	2005	2004
Short-term borrowings				
Bank loans:				
Bank loans (Roubles)	10-17%	2006	**559,153**	2,522,522
Bank loans (US Dollars)	5%	2006	**-**	25,734
Bank loans (Euro)	6-8.5%	2006	**76,982**	168,743
Total bank loans			**636,135**	**2,716,999**
Accrued interest on bonds (Roubles)		2006	**45,210**	**57,328**
Vendor financing:				
Vendor financing (Roubles)	6-12.24%	2006	**1,089**	1,704
Vendor financing (US Dollars)	5.5-8%	2006	**61**	66
Vendor financing (Euro)	6.8-7,35%	2006	**1**	21,455
Vendor financing (Japanese yen)	5.91%	2006	**-**	3,755
Total vendor financing			**1,151**	**26,980**
Accrued interest on promissory notes (US Dollars)		2006	**1,245**	**-**
Total short-term borrowings			**683,741**	**2,801,307**
Long-term borrowings				
Bank loans:				
Bank loans (Roubles)	7-13.5%	2006-2009	**2,890,246**	3,578,169
Bank loans (Euro)	6.35-6.5%	2006-2009	**307,200**	178,586
Total bank loans			**3,197,446**	**3,756,755**
Bonds (Roubles)	8.6-14%	2006-2010	**6,262,076**	**1,000,000**
Vendor financing:				
Vendor financing (Roubles)	5.6-12.24%	2006-2007	**169,187**	260,206
Vendor financing (US Dollars)	5.5-8%	2006-2007	**141,158**	105,707
Vendor financing (Euro)	6.8-7.35%	2006-2007	**259,251**	251,152
Total vendor financing			**569,596**	**617,065**
Promissory notes (US Dollars)	5.97%	2006	**260,420**	**699,230**
Less: Current portion of long-term borrowings			**(2,699,872)**	(1,816,704)
Total long-term borrowings			**7,589,666**	**4,256,346**

(in thousands roubles)

18. Borrowings (continued)

As of December 31, 2005 short-term borrowings included interest payable in the amount of 162,284 (2004 – 171,477).

As of December 31, 2005 bank loans are secured by property, plant and equipment with the carrying value of approximately 8,182,160 (2004 – 8,918,000).

As of December 31, 2005, borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Total
2006	1,652,020	1,044,452	425,476	261,665	3,383,613
2007	757,411	-	106,710	-	864,121
2008	573,000	969,372	4,658	-	1,547,030
2009	851,150	2,152,295	6,199	-	3,009,644
2010 and after	-	2,141,167	27,704	-	2,168,871
Total	**3,833,581**	**6,307,286**	**570,747**	**261,665**	**10,973,279**

The Company's borrowings are denominated in the following currencies:

Currency	2005	2004
Russian Roubles	**9,926,961**	7,419,929
Euro	**643,434**	619,936
US dollars	**402,884**	830,737
Japanese yen	-	3,755
Total	**10,973,279**	**8,874,357**

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Short-term borrowings

<u>**Bank Loans**</u>
Most of short-term borrowings denominated in Roubles represent bank loans received to finance working capital. Most of these loans are collateralized with telecommunications equipment.

AB Gazprombank CJSC

Short-term borrowings from Gazprombank represent Rouble denominated loans received in 2005. The loans bear interest of 11-12%. As of December 31, 2005, the outstanding amount was 504,671. The loans are not secured.

OJSC Vneshtorgbank

In October 2005 the Company entered into a loan agreement with Vneshtorgbank. The total amount of 39,447 was outstanding as of December 31, 2005. The loan bears interest of 13% per annum. The loan is secured with property, plant and equipment valued at 79,472.

(in thousands roubles)

18. Borrowings (continued)

Long-term loans and borrowings

Bank Loans

OJSC Vnesheconombank

In 1995-1996, the Ministry of Finance of the Russian Federation provided long-term financing to the Company to purchase telecommunications equipment from various foreign vendors. Vnesheconombank acted as the agent on behalf of the Government of Russian Federation. At December 31, 2005 the outstanding amount of principal part of these loans was 111,142. The loans are denominated in EURO. The interest under these agreements is accrued at floating rate Plafond C, which in 2005 approximated 6.5 %, plus 2 % per annum. Interest payable as of December 31, 2005 included in short-term liabilities equaled to 75,316. The principle debt outstanding is presented as short-term part of long-term liabilities. The loan is not secured.

As described in Note 30 "Contingencies and operating risks" in July 2005 the Company received a claim for immediate repayment of outstanding amount overdue to the bank.

OJSC Sberbank

Long-term borrowings from Sberbank represent Rouble denominated loans received in 2004-2005. The loans mature in 2007-2009. The loans bear interest of 11.5-13%. As of December 31, 2005, the outstanding amount was 2,416,690. The loans are secured with property, plant and equipment valued at 4,799,608.

Foundation «Sozidanie»

Long-term borrowing from Foundation "Sozidanie" represents a Rouble denominated loan received in August 2005. The loan matures in July 2008. The loan agreement does not provide for interest payments thus the amount of liability as at December 31, 2005 was reported at the present value of future payments using a discount factor of 12.24%, which approximates a weighted average interest rate on the Company's similar interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2005 was 54,308. This loan is not secured.

OJSC ACB Svyazbank

Long-term borrowings from ACB Svyazbank mostly represent Rouble denominated loans received in 2005. The loans mature in 2007. The loans bear interest of 11-12%. As of December 31, 2005 the outstanding amount was 102,000. The loans are secured with property, plant and equipment valued at 159,036.

(in thousands roubles)

18. Borrowings (continued)

Long-term loans and borrowings (continued)

Bank Loans (continued)
OJSC AK Bars

In October 2003 the Company entered into a loan agreement with OJSC "AK Bars" totaling 185,000. The loan bears interest of 13% per annum. As of December 31, 2005 the outstanding amount was 108,096. This loan matures in October 2006. The loan is secured with property, plant and equipment valued at 314,995.

Banque Societé General Vostok CJSC

Borrowings from Societé General Vostok CJSC mostly represent euro denominated loans received in May 2005. The loans mature in September 2006. The loans bear interest of 6.35% per annum. As of December 31, 2005 the outstanding amount was 188,017. The loans are secured with property, plant and equipment valued at 415,877.

International Moscow Bank CJSC

In August 2004, the Company entered into a loan agreement with International Moscow Bank. The total amount of 72,000 was outstanding as of December 31, 2005. The loan bears interest of 13.5% per annum. The loan matures in August 2006. The loan is secured with property, plant and equipment valued at 196,869.

Bonds

In February 2003, the Company registered the issue of 1,000,000 interest-bearing bonds, series VT-1, par value of 1,000 Roubles each. The bonds have 12 quarterly coupons. Coupon effective interest rate is set at 13.98% per annum. The bonds mature in 1,096 days from the date of issue in February 2006.

In December 2005, the Company registered the issue of 3,000,000 interest-bearing bonds, series VT-2, par value of 1,000 Roubles each. The effective interest rate is set at 8.64% per annum. The bonds mature in 5 years from the date of issue in December 2010. These bonds do not provide put options.

In December 2005, the Company registered the issue of 2,300,000 interest-bearing bonds, series VT-3, par value of 1,000 Roubles each. The effective interest rate is set at 9% per annum. The bonds mature in 5 years from the date of issue in December 2010. These bonds do not provide put options.

Vendor financing

Alcatel

The Company's long-term liabilities to Alcatel represent amounts payable for the telecommunication equipment under contracts signed in 2004-2005 and totaling to 259,238. The amounts payable under these agreements are denominated in Euro. These agreements bear an effective interest rate of 6.37%. Equipment received under these agreements is pledged to the supplier until the final payment is made.

(in thousands roubles)

18. Borrowings (continued)

Long-term loans and borrowings (continued)

Vendor financing (continued)

BETO-Huawei

In 2004 the Company entered into several agreements with Beto-Huawei denominated in US Dollars, under which it delivered telecommunication equipment to the Company. These agreements bear an effective interest rate of 6.5%. The amount outstanding as of December 31, 2005 was 32,369. Equipment received under these agreements is pledged to the supplier until the final payment is made.

NPO ATS

In 2004-2005 the Company entered into several agreements with NPO ATS, under which it delivered telecommunication equipment to the Company. These agreements bear an effective interest rate of 6.5-12.24%. The amount outstanding as of December 31, 2005 was 25,432. Equipment received under these agreements is pledged to the supplier until the final payment is made.

ALSiTEK

In 2004-2005 the Company entered into several agreements with ALSiTEK, under which it delivered telecommunication equipment to the Company. These agreements bear an effective interest rate of 12.24%. The amount outstanding as of December 31, 2005 was 57,496. Equipment received under these agreements is pledged to the supplier until the final payment is made.

Metrosvyaz Limited

In April 1999 the Company entered into an agreement with Metrosvyaz Limited totaling 3,370,000 US dollars under which Metrosvyaz Limited delivered telecommunication equipment to the Company. This agreement bears an effective interest rate of 11%. The amount outstanding as of December 31, 2005 was 100,032. Equipment received under these agreements is pledged to the supplier until the final payment is made.

Promissory Notes

In December, 2004 the Company purchased Amdocs Billing Suite software from IBM Eastern Europe/Asia. In this connection the Company issued US dollar denominated promissory notes in the amount of 721,394. The outstanding amount of these notes as at December 31, 2005 was 260,420.

(in thousands roubles)

19. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2005 and 2004 are as follows:

	2005		2004	
	Minimum lease payments	**Present value of payments**	**Minimum lease payments**	**Present value of payments**
Current portion	**536,921**	**359,300**	531,944	345,720
2 to 5 years	**930,892**	**727,768**	934,075	698,769
Total minimum lease payments	**1,467,813**		1,466,019	
Less amounts representing finance charges	**(380,745)**	-	(421,530)	-
Present value of minimum lease payments	**1,087,068**	**1,087,068**	1,044,489	1,044,489

In 2005 and 2004, the Company's primary lessors were OJSC "RTC-Leasing" and LLC "Promsvyazleasing". In 2005, the effective interest rate on lease liabilities ranged from 16.03% to 36.36% per annum (2004 - 17.5% to 39% per annum).

OJSC "RTC-Leasing" purchases telecommunication equipment from domestic and foreign suppliers and provides such equipment to the Company under finance lease agreements. The Company's obligations under finance leases to OJSC "RTC-Leasing" as of December 31, 2005 amounted to 1,057,915 (2004 – 929,232). Further, the Company guarantees to OJSC "RTC-Leasing" obligations under these purchase agreements (refer to Note 30).

OJSC "RTC-Leasing" is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

As of December 31, 2005 finance lease obligations denominated in foreign US dollars and Euro amounted to 38 and 67, respectively (2004 – 12,819 and nil, respectively).

20. Accounts Payable, Accrued Expenses and Advances Received

As of December 31, 2005 and 2004 accounts payable and other current liabilities comprised the following:

	2005	2004
Accounts payable for capital investments	894,119	1,285,607
Trade accounts payable	629,470	363,182
Advances received from subscribers	432,425	492,702
Salaries and wages	431,708	356,890
Other accounts payable	186,814	94,385
Total	**2,574,536**	**2,592,766**

Accounts payable for capital investments in the amount of 35,567 and 59,128 included in trade payables as of December 31, 2005 and 2004, respectively, are denominated in Euro.

(in thousands roubles)

21. Taxes Payable

As of December 31, 2005 and 2004, taxes payable comprised the following:

	2005	2004
Value-added tax	**630,331**	565,540
Property tax	**124,708**	102,282
Personal income tax	**16,161**	12,974
Unified social tax	**40,240**	45,789
Other taxes	**1,272**	4,365
Total	**812,712**	730,950

Included in value added tax payable is the amount of 406,898 (2004 – 374,786), which represents deferred value added tax, that is payable to the tax authorities when the underlying receivables are recovered or written off.

Starting January 1, 2006 amendments to the Tax Code relating to rules of determination of the taxable base were introduced. These are described in Note 34 "Subsequent Events".

22. Pensions and Other post-employment benefit plans

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plans, which covers most of its employees.

The defined benefit pension plan provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which is currently 55 for women and 60 for men. The benefits are based on a formula specific to each branch of the Company. According to the formula the benefits depend on a number of parameters, including the relative pay of participants and their length of service in the Company at retirement. The benefits do not vest until and are subject to the employee retiring from the Company on or after the above-mentioned ages.

Non-government pension fund Telecom-Soyuz, which is related to the Company (Note 32), maintains the defined benefit pension plan. The Company makes contributions to the pension fund in the amount set forth in the agreement with the pension fund.

The Company further provides other long-term employee benefits such as a death-in-service payments and lump-sum payment upon retirement of a defined benefit nature.

Additionally the Company provides financial support of a defined benefit nature to its old age and disabled pensioners.

As of December 31, 2005 there were 47,231 active participants to the defined benefit pension plan of the Company (as of December 31, 2004 – 49,215).

(in thousands roubles)

22. Pensions and Other post-employment benefit plans (continued)

As of December 31, 2005 and 2004 the net liabilities of defined benefit pension and other post-employment benefit plans comprised the following:

	2005	2004
Present value of defined benefit obligation	**2,043,424**	1,519,646
Fair value of plan assets	**(281,887)**	(220,960)
Present value of unfunded obligations	**1,761,537**	1,298,686
Unrecognized past service cost	**(682,801)**	(618,738)
Unrecognized actuarial (losses)/gains	**(251,344)**	29,486
Net pension liability in the balance sheet	**827,392**	**709,434**

As of December 31, 2005 management estimated employees' average remaining working life at 10 years (2004 - 10 years).

The amount of net expense for the defined benefit pension and other post-employment benefit plans recognized in 2005 and 2004 is as follows:

	2005	2004
Interest cost	**145,150**	124,364
Service cost	**84,283**	72,335
Expected return on plan assets	**(17,178)**	(14,751)
Actuarial gains/(losses)	**-**	-
Amortization of past service cost	**83,365**	74,362
Past service cost recognized in current year	**63,327**	-
Curtailment or final settlement effect	**21,552**	-
Net expense for the defined benefit pension plan	**380,499**	**256,310**

The movements in the net liability for defined benefit pension and other post-employment benefit plans in 2005 and 2004 are as follows:

	2005	2004
Net liability at January 1	**709,434**	552,420
Net expense for the year	**380,499**	256,310
Contributions	**(262,541)**	(99,296)
Net liability at December 31	**827,392**	**709,434**

(in thousands roubles)

22. Pensions and Other post-employment benefit plans (continued)

As of December 31, 2005 and 2004 the principle actuarial assumptions of defined benefit pension and other post-employment benefit plans were as follows:

	2005 Per annum	2004 Per annum
Discount rate	7%	9.18%
Expected return on plan assets	7.05%	9.33%
Future salary increases	8.15%	9.18%
Relative pay increase (career progression)	1%	1%
Rate used for calculation of annuity value	6%	6%
Increase in financial support benefits	5%	6%
Staff turnover	5%	5%
Mortality tables (source of information)	USSR 1985/86	Russia 1998

Movements in the net assets of defined benefit pension plans and other post-employment benefit during 2005 and 2004 were as follows:

	2005	2004
Fair value of plan assets at January 1	220,960	130,070
Actual return on plan assets	19,158	3,205
Employer contributions	262,541	99,296
Settlements	(175,220)	-
Benefits paid	(45,552)	(11,611)
Fair value of plan assets at December 31	281,887	220,960

During 2005 the Company introduced changes to the defined benefit pension plans, thus extending its liabilities under pension agreements. These additional benefits vested immediately.

Actual return on plan assets for 2005 was 10.4%.

As of December 31, 2005 assets of defined benefit pension and other post-employment benefit plans included shares of the Company which represented 0.04% of the total plan assets (as of December 31, 2004 – 0.15%).

(in thousands roubles)

23. Revenues

Revenues for the year ended December 31, 2005 and 2004 comprised the following:

By revenue types	2005	2004
Local telephone calls	**7,482,458**	5,493,216
Long distance telephone services – domestic	**6,147,983**	6,189,303
Cellular services	**2,945,721**	2,723,029
Installation and connection fees	**1,443,219**	1,487,088
New services	**1,253,933**	765,079
Revenues from national operators	**1,154,194**	1,128,805
Long distance telephone services – international	**787,839**	821,065
Radio and TV broadcasting	**501,134**	508,474
Rent of telephone channels	**388,615**	280,632
Data transfer and telematic services	**225,810**	186,985
Documentary services	**45,105**	60,778
Other telecommunications services	**746,478**	670,883
Other revenues	**633,744**	651,206
Total	**23,756,233**	20,966,543

Beginning from January 1, 2005 the Company changed the presentation in financial statements of local traffic (subscribers' calls of the operator on mobile telephone numbers is rated by operators as local telephone calls by local calls tariffs). Therefore, traffic in the amount of 221.8 mln. minutes which previously would have been presented as domestic long distance calls is presented as local telephone calls. The total amount of revenue reclassified from domestic long distance calls to local telephone calls amounted to 33.3 mln. Roubles.

The Company identifies revenue by the following major customer groups:

Customer groups	2005	2004
Residential customers	**12,886,110**	12,255,872
Corporate customers	**9,200,435**	7,143,513
Government customers	**1,669,688**	1,567,158
Total	**23,756,233**	20,966,543

(in thousands roubles)

24. Other Operating Expenses

Other operating expenses, net comprised the following:

	2005	2004
Lease of premises	**319,376**	179,934
Agency fees	**280,780**	203,140
Fire and other security services	**230,974**	192,079
Cost of goods sold	**199,437**	194,332
Universal service fund payments	**165,558**	-
Non-commercial partnership expenses (Note 32)	**162,232**	150,100
Advertising expenses	**130,655**	129,064
Audit and consulting fees	**90,930**	84,432
Charitable contributions	**80,822**	81,994
Insurance	**72,910**	85,048
Business travel expenses and representation costs	**71,851**	54,737
Bank services fees	**55,528**	47,574
Education expenses	**52,218**	43,725
Buildings maintenance	**50,608**	90,189
Auxiliary production services	**36,984**	30,243
Transportation services	**28,792**	29,550
Post services	**26,848**	11,570
Civil Defense	**8,133**	26,822
Payments to Gossvyaznadzor	**-**	104,313
Other expenses	**209,810**	271,298
Total	**2,274,446**	2,010,144

In 2005 the Company incurred an expense on payments to Universal service fund. These payments are prescribed by the Federal Law on Communications and Government Decree # 243 of April 21, 2005. Payments are calculated as 1.2% of the revenues from the telecommunication services less revenues from interconnection services. Related contingency is disclosed in Note 30.

Other expenses include expenses related to fines and penalties, social expenditure, billing and cash collection services and other operating expenses.

25. Interest Expense, net

Interest expense, net for the years ended December 31, 2005 and 2004 comprised the following:

	2005	2004
Interest income	**22,942**	9,825
Interest expense on loans	**(632,854)**	(408,095)
Interest expense accrued on finance leases	**(225,890)**	(216,075)
Interest expense on vendor financing	**(7,730)**	(29,613)
Total	**(843,532)**	(643,958)

(in thousands roubles)

26. Gain on Sale of Subsidiaries, Associates and Other Investments

Gain from sale of subsidiaries, associates and other investments for the years ended December 31 comprised the following:

	2005	2004
Gain on sale of CJSC "Samarasvyazinform"	**21,703**	-
Gain on sale of OJSC "Telesot"	**6,851**	-
Gain on sale of CJSC "Aktsionerny investitsionno-kommerchesky promyshlenno-stroitelny bank"	**5,329**	-
Gain on sale of CJSC "Sotovaya svyaz Mordovii"	**4,805**	-
Gain on sale of LLC "Udmurtskiye Sotovie Seti-450"	-	42,770
Gain on sale of CJSC "Sotel"	-	17,693
Gain on sale of LLC "Vyatskaya Sotovaya Svyaz"	-	12,452
Gain on sale of other investments	**2,044**	8,074
Other gain on investments	**1,110**	7,155
Total	**41,842**	88,144

27. Income Tax

Income tax charge for the years ended December 31, 2005 and 2004 comprised the following:

	2005	2004
Current income tax expense	**(1,073,611)**	(1,145,707)
Prior year income tax adjustments	**(5,776)**	22,709
Deferred tax expense	**(312,234)**	(44,259)
Total income tax for the year	**(1,391,621)**	(1,167,257)

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2005	2004
Profit before income tax	**3,992,410**	3,582,303
Statutory income tax rate	**24%**	24%
Theoretical tax charge at statutory income tax rate	**(958,179)**	(859,753)
Increase (decrease) resulting from the effect of:		
Prior-year income tax adjustments	**(5,776)**	22,710
Non-taxable income	**30,054**	43,527
Non-deductible expenses	**(457,720)**	(373,741)
Total income tax charge for the year	**(1,391,621)**	**(1,167,257)**
Effective tax rate	**35%**	33%

(in thousands roubles)

27. Income Tax (continued)

The composition of deferred income tax assets and liabilities as of December 31, 2005 and 2004 was as follows:

	As at December 31, 2003	Origination and reversal of temporary differences	Sale of subsidiaries	As at December 31, 2004	Origination and reversal of temporary differences	As at December 31, 2005
Deferred tax assets						
Accounts payable and accrued liabilities	26,289	89,299	-	115,588	5,531	**121,119**
Accounts receivable	91,267	89,916	-	181,183	(111,690)	**69,493**
Loans and Borrowings	76,343	(18,767)	-	57,576	(28,152)	**29,424**
Finance Lease Obligations	19,786	(19,786)	-	-	26,547	**26,547**
Total deferred tax assets	213,685	140,662	-	354,347	(107,764)	**246,583**
Deferred tax liabilities						
Fixed Assets	(1,054,401)	(213,028)	4,475	(1,262,954)	(186,654)	**(1,449,608)**
Intangible assets	(52,974)	(17,806)	-	(70,780)	(24,403)	**(95,183)**
Inventories	(7,622)	(1,055)	-	(8,677)	8,164	**(513)**
Effect from investments valuation	(55,694)	50,189	-	(5,505)	(4,797)	**(10,302)**
Finance Lease	-	(3,220)	-	(3,220)	3,220	**-**
Total deferred tax liabilities	(1,170,691)	(184,920)	4,475	(1,351,136)	(204,470)	**(1,555,606)**
Deferred Tax Liabilities, net	(957,006)	(44,258)	4,475	(996,789)	(312,234)	**(1,309,023)**

In the context of the effective tax legislation, tax losses and current tax assets of the different companies may not be set off against current tax liabilities and taxable profits of other companies and, accordingly, taxes may accrue even where there is a net consolidated tax loss. Therefore, deferred tax asset of one company of the Company is not offset against deferred tax liability of another company.

Accordingly, the mentioned above differences were presented as follows in the balance as of December 31, 2005 and 2004:

	2005	**2004**
Deferred Tax Asset	**27,049**	24,814
Deferred Tax Liability	**(1,336,072)**	(1,021,603)
Deferred tax liability, net	**(1,309,023)**	(996,789)

The movement in deferred tax asset for the years ended December 31, 2005 and 2004 was as follows:

	2005	**2004**
Deferred tax asset, at January 1	**24,814**	54,104
Deferred tax income (expense)	**2,235**	(29,290)
Deferred tax asset, at December 31	**27,049**	24,814

(in thousands roubles)

27. Income Tax (continued)

The movement in deferred tax liability for the years ended December 31, 2005 and 2004 was as follows:

	2005	2004
Deferred tax liability, at January 1	**(1,021,603)**	(1,011,110)
Deferred tax expense	**(314,469)**	(14,969)
Deferred tax liabilities of subsidiaries disposed	-	4,476
Deferred tax liability at December 31	**(1,336,072)**	(1,021,603)

28. Earnings per Share

Earnings per share are calculated by dividing the net income attributable to shareholders by the weighted average number of shares in issue during the period.

The calculation of basic and diluted earnings per preferred and ordinary share is presented below (earnings per share data is stated in Roubles):

	2005	2004
Profit for the year attributable to equity holders of the parent	2,562,060	2,321,983
Weighted average number of shares outstanding (thousands) (see Note 17)	327,953	327,953
Basic and diluted earnings per share attributable to equity holders of the parent, Russian Roubles	7.81	7.08

The Company has no dilutive potential ordinary shares; therefore, the diluted earnings per share equal basic earnings per share.

29. Dividends Declared for Distribution

Dividends declared in 2005 based on 2004 results:

Dividends on ordinary shares – 1.3779 Roubles per share	338,921
Dividends on preference shares – 2.5082 Roubles per share	205,631
Total	**544,552**

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with the Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

30. Contingencies and Operating Risks

Operating Environment of the Company

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory and legal reforms.

Legal system

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience in legislation interpretation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect of the Russian legal system or the resulting effect of any such developments on the Company's financial position or future results of operations.
In the nearest future the Company's activity could be subject to judicial reform factors. No adjustments related to these uncertainties were recognized in the consolidated statements.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavourable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years proceeding the year of review. Under certain circumstances reviews may cover longer periods.

Claims of tax authorities

Management believes that the Company's tax liabilities for the current and preceding periods were properly calculated and presented in the financial statements in full. However, based on recent tax examinations of other entities of OJSC "Svyazinvest" Group, management believes, that there is a risk of receiving significant tax claims with respect to the matters, assuming varying interpretations of the tax regulations, in particular matters on settlements between operators for interconnection services. Management believes that the Company has appropriate arguments to litigate possible tax claims. Nevertheless, due to the absence of the established legal practices with respect to such claims legal proceedings currently are largely uncertain.

30. Contingencies and Operating Risks (continued)

Insurance Coverage

During 2005, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Legal Proceeding

In July 2005 the Ministry of Finance of the Russian Federation filed a claim against the Company demanding immediate repayment of debts outstanding to Vnesheconombank as of July 12, 2005 in the amount of 226,890 (6,637 thousand euro).

In addition, during the year the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, except as described above, there are no current legal proceedings of other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licenses

Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2006 to 2012. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

The Company renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business.
The Government of the Russian Federation is in process of liberalization of telecommunications market for which additional licenses on providing DLD/ILD has been granted to a number of alternative operators. It is possible that the Company's future results of operations and cash flows could be materially affected by the increased competition in a particular period but the effect can not be currently determined.

(in thousands roubles)

30. Contingencies and Operating Risks (continued)

Licenses (continued)

The Decision of the Russian Government # 87 "On Endorsement of the list of the names of communication services entered in licenses and the lists of license terms" of February 18, 2005 (amended as at December 29, 2005 # 837) prescribed types of connection services that are to be included into licenses and list of licensing terms. Licensing terms defined in previously issued licenses are effective unless they contradict the current regulations. The Company considered significant effect of new requirements related to the interconnection settlements, traffic transmission and mobile services on current licensing terms for licenses issued prior to January 1, 2004 and in November 2005, the Company submitted to Federal Service for Communications Supervision (Rossvyaznadzor) its request for changes and amendments to the existing License for provision of local, intercity telecommunications services in order to bring the License terms in compliance with the requirements set by Governmental Decree # 87 dated February 18, 2005. All necessary amendments to the licenses were received.

Guarantees Issued

The Company mainly guaranteed credit line facilities provided by Sberbank to OJSC "RTC-Leasing", a lessor of telecommunication equipment, as of December 31, 2005 (Note 19). The total guarantees amounted to 2,241,045 (2004 – 1,308,567).

Universal service fund payments

Industry regulations effective as of December 31, 2005 did not provide clear guidance with respect to the method of calculation of the allocation to the fund that may lead to uncertainty in composition of the basis for such payments. Accordingly, there is a risk of incorrect calculation of the payments to this fund.

31. Contractual Commitments

Operating leases

The Company entered into office premises' lease agreements. These non-cancelable leases have remaining terms between 1 and 44 years.

As of December 31, 2005 and 2004 the future minimum lease payments under non-cancelable operating leases are presented in the aggregate and for each of the following periods:

	2005	**2004**
Current Portion	**45,348**	43,909
From 2 to 5 years	**16,213**	18,964
Over 5 years	**94,945**	91,293
Total	**156,506**	154,166

(in thousands roubles)

31. Contractual Commitments (continued)

Finance Leasing

In 2005 the Company entered into several finance leases with OJSC "RTC-Leasing". The equipment under these leases will be delivered in 2006. The cost of equipment acquired through these leases, inclusive of installation and other capitalizable services approximated to 684,043. The Company issued advances to the lessor under these agreements in the amount of 308,329 (see also Note 11).

Capital Investments

As of December 31, 2005 the Company has commitments for capital investments into modernization and expansion of its network in the amount of 40 (2004 – 109,794).

Acquisition of Intangible Assets

As of December 31, 2005 the Company has commitments for the purchase of intangible assets in the amount of 11,504 (2004 – 10,365).

32. Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at December 31, 2005 are detailed below.

Rendering Services

During the year ended December 31, 2005 and 2004 the Company rendered significant amount of services to the following related parties:

Related party	Relationship	Type of sales	Price determination method	2005	2004
OJSC "Rostelecom	Controlled by OJSC "Svyazinvest"	Telecommunication services	Arms' length terms	845,405	790,363
CJSC "Samara Telecom"	Associate company	Telecommunication services, rent of premises	Arms' length terms	32,832	33,375
LLC "Rossvyazinform"	Associate company	Logistics support	Arms' length terms	14,764	-
CJSC "Saratov Mobile"	Associate company	Telecommunication services	Arms' length terms	14,112	11,718
CJSC "Rostelegraph"	Controlled by OJSC "Svyazinvest"	Telecommunication services	Arms' length terms	6,885	51,470

(in thousands roubles)

32. Balances and Transactions with Related Parties (continued)

Purchases

During the year ended December 31, 2005 and 2004 the following related parties rendered significant amount of services to the Company:

Related party	Relationship	Type of sales	Price determination method	2005	2004
OJSC "Rostelecom	Controlled by OJSC "Svyazinvest"	Telecommunication services	Arms' length terms	1,939,383	1,905,283
NPF "Telecom - Souyuz"	Controlled by OJSC "Svyazinvest"	Pension plans	Arms' length terms	262,380	58,952
OJSC "RTKomm.RU"	Controlled by OJSC "Svyazinvest"	Telecommunication services	Arms' length terms	225,608	147,619
OJSC "Svyazinvest"	Parent company	Dividends paid	Based on decision of Shareholders' meeting	174,733	108,514
Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"	Controlled by OJSC "Svyazinvest"	Agent agreement	Contracted price	162,093	150,110
CJSC "Samara - Telecom"	Associate company	Telecommunication services, rent of premises	Arms' length terms	10,891	6,474

Settlements with Related Parties

Accounts receivable

As of December 31, 2005 and 2004 significant balances of accounts receivable from related parties were as follows:

Related party	Relationship	Type of receivables	2005	2004
OJSC "Informatsionnye Tehnologii Svyazy" (OJSC "Svyazintech")	Controlled by OJSC "Svyazinvest"	Advances given for software implementation services	140,726	-
Non-commercial partnership "Center for Research of Problems in Development of Telecommunications"	Controlled by OJSC "Svyazinvest"	Agent agreement	104,562	44,375
OJSC AKB "Svyaz-Bank"	Associate company	Bank services	84,333	39,739
CJSC "Nizhegorodskiy radiotelephone"	Associate company	Rent of premises, transport services	8,180	4,507

Accounts payable:

As of December 31, 2005 and 2004 significant balances of accounts payable to related parties were as follows:

Related party	Relationship	Type of payables	2005	2004
OJSC "Rostelecom"	Controlled by OJSC "Svyazinvest"	Telecommunication services	108,146	110,817
OJSC "RTKomm.RU"	Controlled by OJSC "Svyazinvest"	Telecommunication services	4,327	2,986
CJSC "Rusleasingsvyaz"	Controlled by OJSC "Svyazinvest"	Leasing services	1,575	1,921
CJSC "Samara Telecom"	Associate company	Telecommunication services	825	834
CJSC "Rostelegraph"	Controlled by OJSC "Svyazinvest"	Telecommunication services	554	1,848
NPF "Doverie"	Associate company	Rent of premises	165	192
CJSC "Registrator - Svyaz"	Associate company	Maintenance of shareholders' register	123	-

32. Balances and Transactions with Related Parties (continued)

OJSC Svyazinvest

The Company's parent entity - OJSC "Svyazinvest" - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OJSC "Svyazinvest" to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OJSC "Svyazinvest" and its subsidiary companies.

The Government's influence is not confined to its share holdings in OJSC "Svyazinvest". It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

OJSC Rostelecom

OJSC "Rostelecom", a majority owned subsidiary of OJSC "Svyazinvest", is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OJSC "Rostelecom" and terminated outside of the Company's network is stated as interconnection charges. Further, OJSC "Rostelecom" uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators. Changes in settlements with OJSC "Rostelecom" after January 1, 2006 are described in Note 34.

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. The Company also renders services to other state-owned entities. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Article 47 of the Federal Law # 126-FZ "On Communications" came into force starting January 1, 2005. Provisions of this article changed previously established pattern of settlements with subscribers for privileges granted for communication services. Under the old pattern the Company issued invoices to the privileged subscribers net of the amount of privilege, which was subsequently reimbursed by the state budget. The new pattern assumes that privileged subscribers pay for the services rendered in full and further receive a reimbursement directly from the state budget.

(in thousands roubles)

32. Balances and Transactions with Related Parties (continued)

Transactions with Government Organizations (continued)

Government subscribers and tariff compensation accounted for approximately 44% of gross trade accounts receivable as of December 31, 2005 (2004 – 51%). Amounts outstanding from government subscribers and debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers, as of December 31, 2005 amounted to 1,104,238 (2004 – 1,242,742) (Note 13). Revenues from this category of subscribers are presented in Note 23.

Non-Commercial Partnership Centre for Research of Problems in Development of Telecommunications

Non-commercial partnership Centre for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is an entity OJSC "Svyazinvest" controls through its subsidiaries. The Company is a member of the Partnership and has an agreement with it, under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiary and associates of OJSC "Svyazinvest". Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2005 amounted to 162,232 (2004 – 150,100).

NPF Telecom-Soyuz

In 2005 the Company signed centralised pension agreements with NPF Telecom-Soyuz (see Note 22). OJSC "Svyazinvest" holds the majority in the Board of Directors of NPF Telecom-Soyuz ("the Fund"). Payments from the Company to the Fund in 2005 amounted to 262,541 (2004 – 99,296).

Compensation to Key Management Personnel

Key management personnel comprise members of the Management Board and the Board of Directors of the Company, totaling 20 and 27 persons as of December 31, 2005 and 2004, respectively. Total compensation to key management personnel included in "Wages, salaries, other employee benefits and payroll taxes" in the statement of operations amounted to 32,136 and 64,000 for the years ended December 31, 2005 and 2004, respectively, and consists of remuneration for management services.

33. Financial Instruments and risk management objectives and policies.

The Company's principal financial instruments comprise bank loans, finance leases and cash and short-term deposits. The main purpose of these instruments is to raise finance for the Company's operations. The Company has other financial assets and liabilities such as trade receivables and trade payables, which arise directly from its operations.

(in thousands roubles)

33. Financial Instruments and risk management objectives and policies (continued)

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's statement of operations, balance sheet and/or cash flows. Foreign currency denominated liabilities (see Notes 18, 19 and 20) give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

As at December 31, 2005 the Company's liabilities in foreign currency were 1,081,990 (2004 – 1,526,375), including liabilities denominated in US dollars 402,922 (2004 – 843,556) and Euro and other currencies 679,068 (2004 – 682,819).

For the period from January 1, 2004 to December 31, 2005 exchange rate of the Russian Rouble to US Dollar decreased by approximately 2.3% and exchange rate of the Russian Rouble to Euro decreased by approximately 7.9%. Possible decrease in the exchange rate of the Russian Rouble may lead to an increase in the amount of the Company's borrowings, as well as will cause difficulties in attraction of funds including funds required for refinancing of the existing debt.

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

The following table presents as of December 31, 2005 and 2004 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

As of December 31,2005:	**< 1 year**	**1–5 years**	**> 5 years**	**Total**
Fixed rate				
Short-term obligations	**602,246**	-	-	**602,246**
Long-term obligations	**2,588,730**	**7,581,625**	-	**10,170,355**
Finance lease obligations	**359,300**	**727,768**	-	**1,087,068**
Loans given	**15,752**	-	-	**15,752**
Short-term deposits	**30,043**	-	-	**30,043**
Floating rate				
Short-term obligations	**81,495**	-	-	**81,495**
Long-term obligations	**111,142**	**8,041**	-	**119,183**

As of December 31,2004:	**<1year**	**1-5years**	**>5years**	**Total**
Fixed rate				
Short-term obligations	2,601,606	-	-	2,601,606
Long-term obligations	1,704,430	4,206,288	20,288	5,931,006
Finance lease obligations	345,720	698,769	-	1,044,489
Loans given	18,283	-	-	18,283
Short-term deposits	182	-	-	182
Floating rate				
Short-term obligations	199,701	-	-	199,701
Long-term obligations	112,274	29,770	-	142,044

33. Financial Instruments and risk management objectives and policies (continued)

Interest Rate Risk (continued)

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no significant interest-bearing assets other than those presented above.

Credit Risk

Credit risk is the risk that a counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which are potentially subject to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk. The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers’ and other debtors’ ability to pay debts. A part of accounts receivable is represented by debts of state and other non-commercial organizations. Recovery of these debts is influenced by political and economic factors, however, management believes that as of December 31, 2005 there is no significant risk of loss to the Company beyond the provision already recorded.

The Company places cash on bank accounts in a number of Russian commercial financial institutions. Insurance of bank accounts is not provided by financial institutions operating in Russia. To manage credit risk the Company places cash in different financial institutions, and the Company’s management analyzes risk of default of these financial institutions on a regular basis.

(in thousands roubles)

33. Financial Instruments and risk management objectives and policies (continued)

Fair Value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

Set out below is the comparison by category of carrying amounts and fair values of all of the Company's financial instruments:

	2005		2004	
Financial instruments	**Carrying Amount**	**Fair Value**	**Carrying Amount**	**Fair Value**
Financial Assets				
Investments in associates	**119,980**	**119,980**	110,096	110,096
Long-term investments available for sale	**24,910**	**24,910**	11,252	11,252
Long-term accounts receivable	**5,083**	**5,083**	3,308	3,308
Long-term borrowings given	**15,752**	**15,752**	18,283	18,283
Accounts receivable	**1,296,011**	**1,296,011**	1,137,874	1,137,874
Cash and cash equivalents	**1,338,713**	**1,338,713**	422,185	422,185
Total	**2,800,449**	**2,800,449**	1,702,998	1,702,998
Financial Liabilities				
Long-term bank loans	**2,181,562**	**2,181,562**	2,845,231	2,845,231
Long-term bonds	**5,262,833**	**5,262,833**	1,000,000	1,052,000
Long-term promissory notes	**-**	**-**	240,465	240,465
Long-term suppliers' credits	**145,271**	**145,271**	170,650	170,651
Long-term finance lease obligations	**727,768**	**727,768**	698,769	698,769
Accounts payable	**3,571,889**	**3,571,889**	3,548,781	3,548,781
Short-term bank loans	**636,135**	**636,135**	2,716,999	2,716,999
Short-term bonds	**45,210**	**45,210**	57,328	57,328
Short-term promissory notes	**1,245**	**1,245**	-	-
Short-term suppliers' credits	**1,151**	**1,151**	26,980	26,980
Current portion of long-term bank loans	**1,015,884**	**1,015,884**	911,524	911,524
Current portion of long-term bonds	**999,243**	**1,007,243**	-	-
Current portion of long-term promissory notes	**260,420**	**260,420**	458,765	458,765
Current portion of long-term suppliers' credits	**424,325**	**424,325**	446,415	446,415
Current portion of long-term finance lease obligations	**359,300**	**359,300**	345,720	345,720
Total	**15,632,236**	**15,640,236**	13,467,627	13,519,627

(in thousands roubles)

34. Subsequent Events

New provisions of the Federal Law on Communications

The legislative framework for the reform of the Russian telecommunications industry is the Federal Law on Communications of 2004. To implement the Federal Law on Communications, the Russian Government approved new rules and regulations for the interconnection and interaction of telecommunications networks, for the provision of local, intra-regional, DLD, and ILD telephone services, and other regulations for the provision of long-distance services, including licensing requirements for telecommunications operators. The transition to the new system of interaction on January 1, 2006 stems from these new requirements under Russian legislation.

New regulations required in pursuance of the Federal Law on Communications come into force starting January 1, 2006:

1. Decision of the government of the Russian federation no. 161 of March 28, 2005 on endorsing the Rules for connecting electric communication networks and for their interaction (with Amendments and Addenda of June 30, December 29, 2005)
2. Decision of the government of the Russian federation no. 310 of May 18, 2005 on the approval of Rules for Rendering Services of Local, Intra-Zone, Inter-City and International Telephone Communication (approved by Decision of the Government of the Russian Federation No. 310 of May 18, 2005) (with the Amendments and Additions of June 30, December 29, 2005).
3. Decision of the government of the Russian federation no. 242 of April 21, 2005 on the approval of the Rules for state regulation of tariffs on universal communications services (with the amendments and additions of October 24, 2005)
4. Order of the Ministry of Communications no. 97 of August 8, 2005 on Approval of the requirements to public switched telephone networks.
5. Order of the Ministry of Communications no. 98 of August 8, 2005 on Approval of the requirements to traffic transmission in public switched telephone networks.

Changes in settlements with OJSC "Rostelecom" in 2006

Prior to January 1, 2006 the Company, in accordance with the terms of its Addendum #1 to license for telecommunication services, rendered domestic long-distance (DLD) and international long-distance (ILD) services ("long-distance services") to its customers. Revenues and receivables from rendering of the services were recognized as the Company's revenues and receivables.

Under the previous system of interaction with operators, OJSC "Rostelecom" provided long-distance traffic transit services to the Company. The Company independently billed for long-distance services provided to its local network subscribers through its own subscriber billing systems. The Company settled with Rostelecom for long-distance call transit and termination services, and Rostelecom, in turn, paid the Company for call termination services. The Company performed settlements for international telecommunications services with subscribers by tariffs, set by OJSC "Rostelecom", and settlements for intercity telecommunications services by tariffs, set by the Federal Antimonopoly Agency.

34. Subsequent Events (continued)

Changes in settlements with OJSC "Rostelecom" in 2006 (continued)

Starting from 2006 the settlements between the Company and OJSC "Rostelecom" change. Domestic long-distance (DLD) and international long-distance (ILD) services will be rendered by OJSC "Rostelecom". Revenues and receivables from rendering of the services will be recognized as OJSC "Rostelecom" revenues and receivables.

The Company and OJSC "Rostelecom" signed an agreement for the year 2006 combining elements as of an agency agreement as well as of a service contract, according to which the Company undertakes rendering the following services to OJSC "Rostelecom":

- Subscriber orders' processing services for access to intercity and international telecommunications services provided through the direct and delay operations.
- Billing processing services for intercity and international telecommunications services.
- Preparation, formation and storage of necessary data and reports;
- Agency services on collection of payments from subscribers and on call center support in the name and on behalf of OJSC "Rostelecom".
- Claims administration, documents delivery.

In addition to the above mentioned contract the parties signed the agreement on network interconnections, under which the Company provides OJSC "Rostelecom" the services on traffic transmission and OJSC "Rostelecom" provides the Company connection services.

To comply with the new regulatory requirements, the Company must fulfill a number of conditions, including:

- technical conformity of its network to requirements set for DLD and ILD communication networks, including availability of interconnection points to its network in every federal administrative region of the Russian Federation; and
- operational readiness to provide long-distance services to any local network subscriber.

Fulfillment of these requirements would not lead to additional capital expenditure of the Company as major necessary capital expenditure was made in 2005.

Changes in settlements with interconnected operators

New legislative pronouncements effective January 1, 2006 significantly changed the scheme of settlements with interconnected operators.

Prior to January 1, 2006 settlements for interconnection services with the operators for local telephone services were of unilateral nature, and for intra-regional, DLD, and ILD telephone services interconnected operators received a part of the revenues from such services depending on the degree of their participation in the provision of a service.

Starting from January 1, 2006 settlements are of a mutual nature and consist of the following:

- point of connection set up;
- user fee for point of connection;
- fee per minute of traffic submitted through the network.

(in thousands roubles)

34. Subsequent Events (continued)

Changes in settlements with interconnected operators (continued)

The changes will result in additional revenues from interconnection and traffic transmission as well as in additional costs related to payments to these operators for connection points set up, user fee and traffic transmission in the operators' network.

In order to meet the requirements of the new pattern of settlements the Company will incur additional capital expenditure. In first quarter of 2006 such expenditure amount to 84,000.

As of the beginning of April, 2006 the Company signed agreements of interconnection and traffic transmission with OJSC Rostelecom and OJSC Multiregional Transit-Telecom.

Currently the Company is undertaking the necessary renegotiation procedures with interconnection operators. The Company expects to finalize these procedures in June 2006.

Interconnection services are currently included into services regulated by the Government. As a consequence the interconnection fee, including the profitability level, is to be prescribed by the regulating body.

Significant Operator

In accordance with Order of the Federal Service for Communications Supervision (Rossvyaznadzor) no. 39 on October 21, 2005, no. 40 and 31 on October 24, 2005 and no. 52 on December 22, 2005 the Company is included into the Register of Communications services operators occupying an important position in the general-use communications network (Significant Operator).

An operator occupying an important position in the general-use communications network, is obliged to establish, for the purposes of ensuring indiscriminate access to the market of communications services under similar circumstances, equal conditions for connecting telecommunications networks and for letting through traffic for communications operators rendering similar services, as well as to supply information and to render connection services and the services involved in letting through the traffic to these operators under the same terms and of the same standard, like for his own structural subdivisions and/or for the affiliated persons.
An operator occupying an important position in the general-use communications network on the territories of several subjects of the Russian Federation shall establish the terms for connecting telecommunications networks and for letting through traffic separately on the territory of each subject of the Russian Federation.

The refusal of an operator occupying an important position in the general-use communications network to conclude a contract for connecting telecommunications networks is seen as inadmissible, with the exception of cases when the connection of the telecommunications networks and their interaction contradict the terms of the licenses issued to communications operators, or the legal normative acts determining the construction and the functioning of the uniform telecommunications network of the Russian Federation.

34. Subsequent Events (continued)

Significant Operator(continued)

Prices for connection services and for services involved in letting through traffic rendered by operators occupying an important place in the general-use communications network are subject to state regulation. The list of connection services and services for letting through the traffic, the prices for which are subject to state regulation, as well as the procedure for their regulation, are established by the Government of the Russian Federation.

Rendering of Universal telecommunication service

Universal communication service is the communication service whose rendering to any user of communication service on the entire territory of the Russian Federation within a fixed term, of the established standard and at a reasonable price is obligatory for operators of the universal servicing. This service is to be rendered by operators of universal servicing who are selected in accordance with the results of a tender or are appointed in accordance with the Federal Law for every subject of the Russian Federation.

Tender for provision of telecommunication services in Povolzhie Federal District is scheduled for July-September, 2006. The Company intends to participate in this competition for provision of universal service. The Company intends to additionally appropriate the funds necessary for provision of the service.

If there are no applications for taking part in the competition, or if it is impossible to identify the winner, rendering of universal communications service shall be imposed by the Government of the Russian Federation at the presentation of the federal executive power body in the sphere of communications upon the Company as an operator occupying an important position in the general-use communications network. The Company, as the operator occupying an important position in the general-use communications network has no right to refuse the duty involved in rendering universal communications services imposed upon him.

Cancellation of charges for incoming calls

In March 2006 an amendment to the Federal Law on Communication was approved by the President. According to this amendment effective July 1s, 2006 the subscriber will not pay for a telephone connection established as a result of a call by another subscriber, except for the cases specifically mentioned in the Federal Law on Communication.

This change would mainly affect the settlements between the Company and mobile network operators.

Starting from the enforcement of this amendment the Federal Service on Tariffs will set tariffs for intra-regional services between the Company as a significant operator and mobile network operators. Subsequent to that the Company would renegotiate the agreements with these operators.

The Company envisages increase in revenues from intra-regional services in the second half of 2006 and increase in costs related to calls termination on mobile networks.

(in thousands roubles)

34. Subsequent Events (continued)

Tariffs for telecommunication services

Under Decree of the Government of the Russian Federation # 627 dated October 19, 2005 settlement rates (including rates for call origination, termination, and transit) for operators occupying a significant position in the public communications network (significant operators) are regulated by the Federal Service for Communications Supervision (Rossvyaznadzor) under the supervision of the Federal Tariff Service (FST) in accordance with the Federal Law on Natural Monopolies.

In November 2005 the Company submitted its proposed tariffs to Rossvyaznadzor for approval. The tariffs were determined based on the 2005 rates. Owing to the absence of unified methodology on determination of economically justifiable costs the tariffs were not approved by the supervising body. Prior to setting such tariffs by the Federal Service for Communications Supervision the Company is allowed to determine these tariffs independently.

In December 2005 the Federal Service for Communications Supervision determined the amount of the compensation surcharge to be included in rates for call origination services provided by the Company as a significant operator. The surcharge is set at 0.54 Roubles per minute and is effective starting January 1, 2006. The compensation surcharge is supposed to cover the difference between an operator's income and economically justified costs in providing local and intra-regional communication services.

Impact of new rules for rendering of telecommunication services on financial statements

The Company's management expects that new rules of provision of telecommunication services will influence both revenues and expenses of the Company, however, the Company cannot reliably measure the effect of such changes on the financial position and financial results of the Company.

Value Added Tax

Federal Law No. 119-FZ dated July 22, 2005, introduced amendments to the Tax Code effective January 1, 2006. According to these amended provisions VAT taxable base on sales of goods (rendering of services) is determined at the earliest of:

- date of goods (services) shipment (rendering);
- date of payment (partial payment) for subsequent delivery of goods (services), transfer of rights of ownership.

(in thousands roubles)

34. Subsequent Events (continued)

Purchase of share in OJSC "National television company "Zvezda"

In January 2006 the Company purchases 352 ordinary shares of OJSC "National television company "Zvezda" for 47,681. The purchase was approved by the Board of Directors decision dated January 19, 2006. Total share of the Company in the investee amounted to 1.668%.

The majority shareholder of OJSC "Zvezda" is LLC "NTK "Zvezda", who owns 95% of its ordinary shares. 55% share of LLC "NTK "Zvezda" belongs to the Federal governmental institution "National television and broadcasting studio" of the Ministry of Defense.

Dividends

The Board of Directors of the Company proposed the following distribution of profits to the Annual Shareholders' meeting to be held on June 26, 2006:

Dividends for 2005 proposed for approval

Dividends on ordinary shares – 1.4744 Roubles per share	362,646
Dividends on preference shares – 2.7583 Roubles per share	226,136
Total	**588,782**

Employee Redundancy Program

In accordance with the Employee Redundancy Program approved by the Company's Management Board on December 2, 2005 the Company dismissed 1,470 employees paying compensations totaling 12,848 between December 31, 2005 and the date of the authorisation of these financial statements for the issue.

Bonds issue

On April 3, 2006 the Board of Directors approved the issue of 3,000,000 interest-bearing bonds, par value 1,000 Roubles each. The bonds have 28 quarterly coupons. Coupon payments are made on each 91 day starting from the date of placement. The interest rate will be determined based on tender that will be held as at the date of placement. The bonds mature as follows: 20% of par value on 1,820th day, 20% of par value on 2,002nd day, 20% of par value on 2,184th day, 20% of par value on 2,366th day, and 20% of par value on 2,548th day starting from the date of issue.

Consolidation of cellular subsidiaries

On March 15, 2006 the Board of Directors approved the Strategy of Development for Cellular Segment of the Company. According to this strategy the Company intends to merge its cellular subsidiaries on the basis of its major subsidiary – CJSC "Nizhegorodskaya Sotovaya Svyaz" – and create a united mobile operator in Povolzhie region.

VIII-27

Open Joint Stock Company "VolgaTelecom"

Consolidated Financial Statements

Year ended December 31, 2004
with Independent Auditor's Report

OJSC "VolgaTelecom"

Consolidated Financial Statements

For the year ended December 31, 2004

Contents

ERNST & YOUNG

■ CJSC Ernst & Young Vneshaudit
Sadovnicheskaya Nab., 77, bld. 1
Moscow, 115035, Russia
Tel.: 7 (095) 705-9700
7 (095) 755-9700
Fax: 7 (095) 755-9701
www.ey.com/russia

■ ЗАО "Эрнст энд Янг Внешаудит"
Россия, 115035, Москва
Садовническая наб., 77, стр. 1
Тел.: 7 (095) 705-9700
7 (095) 755-9700
Факс: 7 (095) 755-9701
ОКПО: 00139790

Independent Auditors' Report

To the Shareholders and Board of Directors of OJSC "VolgaTelecom"

1. We have audited the accompanying consolidated balance sheet of OJSC "VolgaTelecom" (a Russian open joint-stock company - hereinafter "the Company"), as of December 31, 2004, and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

2. Except as discussed in paragraph 3, we conducted our audit in accordance with International Standards on Auditing issued by the International Federation of Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. As described in Note 2 "Basis of Presentation of the Financial Statements" and Note 5 "Property, Plant and Equipment", the Company has transitioned to International Financial Reporting Standards (IFRS) at January 1, 2003 and applied an exemption in IFRS 1, "First-time Adoption of International Financial Reporting Standards", which permits an entity to measure property, plant and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost. However, we were not able to satisfy ourselves as to (i) whether the carrying amounts of property, plant and equipment as at January 1, 2003 are representative of fair value; (ii) resulting depreciation expense for the years presented and (iii) the respective deferred tax balances as of the reporting dates and deferred tax expense for the years presented.

4. As described in Note 3 "Summary of Significant Accounting Policies", the Company has not determined and presented its obligations existing under defined benefit plans in accordance with IAS 19, "Employee Benefits". We were not able to quantify the respective adjustments to the financial statements for the years presented.

Ernst & Young

5. In our opinion, except for the effects on the financial statements of such adjustments, if any, which might have been determined to be necessary had we been able to satisfy ourselves as to the matters referred to in paragraph 3 above, and except for the effect on the financial statements of the matter referred to in paragraph 4 above, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of OJSC "VolgaTelecom" as of December 31, 2004 and the consolidated results of its operations and its cash flows for the year then ended in conformity with International Financial Reporting Standards.

Ernst & Young Vneshaudit

August 15, 2005

OJSC "VolgaTelecom"

Consolidated Balance Sheet

For the year ended December 31, 2004

(in thousands rubles)

	Notes	2004	2003
ASSETS			
Non-current assets:			
Property, plant and equipment	5	25,603,506	20,511,639
Intangible assets and goodwill	6	2,167,468	1,312,823
Investments in associates	8	110,096	219,080
Long-term investments	9	11,252	23,619
Long-term accounts receivable and other financial assets	13	21,591	28,973
Long-term advances given	10	227,798	133,391
Deferred income tax asset	28	24,814	54,104
Total non-current assets		28,166,525	22,283,629
Current assets:			
Inventories	11	859,609	502,375
Accounts receivable	12	1,137,874	1,062,725
Other current assets	14	1,694,769	1,073,588
Cash and cash equivalents	15	422,185	327,284
Total current assets		4,114,437	2,965,972
TOTAL ASSETS		32,280,962	25,249,601
SHAREHOLDERS' EQUITY AND LIABILITIES			
Shareholders' equity:			
Preference shares	17	963,366	963,366
Ordinary shares	17	2,890,324	2,890,324
Retained earnings		13,199,851	11,205,113
Total shareholders' equity		17,053,541	15,058,803
Minority interest	18	377,213	345,803
Non-current liabilities:			
Long-term borrowings	19	4,256,346	2,495,674
Finance lease obligations	20	698,769	520,394
Deferred revenue		237,491	217,720
Deferred income tax liability	28	1,021,603	1,011,110
Other non-current liabilities		95,313	77,860
Total non-current liabilities		6,309,522	4,322,758
Current liabilities:			
Accounts payable, accrued expenses and advances received	21	2,592,453	2,145,616
Payables to Rostelecom	33	110,965	47,144
Taxes payable	22	845,050	742,145
Dividends payable	32	28,487	21,535
Short-term borrowings	19	2,801,307	1,640,368
Current portion of long-term borrowings	19	1,816,704	604,320
Current portion of finance lease obligations	20	345,720	321,109
Total current liabilities		8,540,686	5,522,237
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		32,280,962	25,249,601

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "VolgaTelecom"
Consolidated Statement of Operations
for the year ended December 31, 2004

(in thousands rubles)

	Notes	2004	2003
Revenues	24	20,966,543	16,726,138
Operating expenses:			
Wages, salaries, other benefits and payroll taxes		(6,735,501)	(5,258,632)
Depreciation and amortization	5, 6	(2,584,675)	(2,022,383)
Loss on disposal of property, plant, and equipment		(78,269)	(112,350)
Materials, repairs and maintenance, utilities		(1,787,512)	(1,545,113)
Taxes other than income tax		(461,666)	(272,769)
Interconnection charges		(2,472,250)	(1,928,276)
Provision for impairment of receivables	12	(599,653)	(517,077)
Other operating expenses	25	(2,010,144)	(1,533,362)
Total operating expenses		(16,729,670)	(13,189,962)
Operating profit		4,236,873	3,536,176
Share of result of associates	8	72,549	107,359
Interest expense, net	26	(643,958)	(398,511)
Gain (loss) from sales of subsidiaries, associates and other investments	27	88,144	(46,125)
Foreign exchange loss, net		(14,291)	(60,388)
Profit before income tax and minority interest		3,739,317	3,138,511
Income tax	28	(1,167,257)	(1,030,215)
Profit before minority interest		2,572,060	2,108,296
Minority interest	18	(93,063)	(111,267)
Net profit		2,478,997	1,997,029
Basic and diluted earnings per share (Russian Roubles)	29	7.56	6.09

The accompanying notes form an integral part of these consolidated financial statements.

OJSC “VolgaTelecom”

Consolidated Statement of Cash Flows

for the year ended December 31, 2004

(in thousands rubles)

	Notes	2004	2003
Cash flows from operating activities:			
Profit before income tax and minority interest		**3,739,317**	3,138,511
Adjustments for:			
Depreciation and amortization	5,6	**2,584,675**	2,022,383
Loss on disposal of property, plant and equipment		**78,269**	112,350
Provision for impairment of receivables	12	**599,653**	517,077
Share of result of associates	8	**(72,549)**	(107,359)
(Gain)/loss from sale of subsidiaries, associates and other investments	27	**(88,144)**	46,125
Interest expense, net	26	**643,958**	398,511
Foreign exchange loss, net		**14,291**	60,388
Operating cash flows before working capital changes		**7,499,470**	6,187,986
Increase in accounts receivable		**(662,830)**	(724,767)
Decrease (increase) in other current assets		**(621,181)**	34,708
Increase in inventories		**(352,798)**	(17,435)
Increase in accounts payable and accrued expenses		**542,094**	89,659
Increase in taxes payable		**104,839**	167,327
Cash flows generated from operations		**6,509,594**	5,737,478
Interest paid		**(535,186)**	(389,820)
Income tax paid		**(1,005,204)**	(945,473)
Net cash flows from operating activities		**4,969,204**	4,402,185
Cash flows from investing activities:			
Purchase of property, plant and equipment		**(6,577,511)**	(3,620,146)
Purchase of intangible assets		**(207,780)**	(716,950)
Proceeds from sales of property, plant and equipment		**99,245**	16,869
Acquisition of subsidiaries and purchase of minority interest		**(249,891)**	(924,840)
Disposal of subsidiaries		**177,686**	–
Proceeds from disposal of investments and other financial assets		**222,309**	–
Interest received		**9,825**	13,089
Dividends received		**38,232**	4,129
Net cash flows used in investing activities		**(6,487,885)**	(5,227,849)
Cash flows from financing activities:			
Proceeds from promissory notes		**396,160**	400,000
Repayment of promissory notes		**(832,037)**	–
Proceeds from borrowings		**7,542,718**	2,504,274
Repayment of borrowings		**(4,007,279)**	(1,658,067)
Proceeds from debt securities issued		**37,428**	988,106
Repayment of finance lease obligations		**(485,308)**	(284,220)
Repayment of vendor financing obligations		**(613,289)**	(633,482)
Proceeds from other non-current liabilities		**–**	11,895
Dividends paid		**(424,811)**	(329,091)
Net cash flows from financing activities		**1,613,582**	999,415
Effects of exchange rate changes on cash and cash equivalents		**–**	(61,330)
Net increase in cash and cash equivalents		**94,901**	112,421
Cash and cash equivalents at the beginning of the year		**327,284**	214,863
Cash and cash equivalents at the end of the year		**422,185**	327,284

The accompanying notes form an integral part of these consolidated financial statements.

OJSC "VolgaTelecom"

Consolidated Statement of Changes in Shareholders' Equity

For the year ended of December 31, 2004

(in thousands rubles)

	Notes	Share capital		Retained earnings	Total equity
		Preference shares	Ordinary shares		
At December 31, 2002	**2**	963,366	2,890,324	9,805,524	13,659,214
Net profit for the year		–	–	1,997,029	1,997,029
Purchase of minority interest	**7**	–	–	(276,445)	(276,445)
Dividends	**30**	–	–	(320,995)	(320,995)
At December 31, 2003		963,366	2,890,324	11,205,113	15,058,803
Net profit for the year		–	–	**2,478,997**	**2,478,997**
Purchase of minority interest	**7**	–	–	**(57,370)**	**(57,370)**
Dividends	**30**	–	–	**(426,889)**	**(426,889)**
At December 31, 2004		**963,366**	**2,890,324**	**13,199,851**	**17,053,541**

The accompanying notes form an integral part of these consolidated financial statements.

(in thousands rubles)

1. General Information

Authorization of Accounts

The consolidated financial statements of OJSC "VolgaTelecom" and its subsidiaries – (hereinafter "the Company" or OJSC "VolgaTelecom") for the year ended December 31, 2004 were authorized for issue by the General Director of the Company on August 15, 2005.

The Company

The Company is an open joint stock company incorporated in accordance with the laws of the Russian Federation.

Open joint-stock company Svyazinvest, a federal holding company majority-owned by the Russian Federation, owns 51% of the Company's ordinary shares.

The Company's principal activity is providing local, long-distance and cellular telephone services on the territory of Povolzhie region. Other types of activity of the Company include production of telecommunication equipment and its technical support.

The average number of employees in the Company in 2004 was approximately 50,000 persons (in 2003 – 52,000).

The registered office of the Company is in the city of Nizhny Novgorod (the Russian Federation), Dom Svyazi, Maxim Gorky sq.

Tariff Setting

Under the Russian antimonopoly legislation, the Company is considered a monopolist for fixed line telecommunication services. As a result, tariffs charged by the Company are set by federal authorities. Tariffs charged to the Company by Rostelecom (the primary provider of domestic long distance and international telecommunication services in the Russian Federation, which is also controlled by Svyazinvest) are also subject to state regulation, thus creating a cross-subsidization mechanism.

Liquidity and Financial Resources

As of December 31, 2004, the Company's current liabilities exceeded its current assets by approximately 4,426,249 (2003 – 2,556,265). As a result, there may be some doubt about the Company's ability to attract further financing and to pay its existing debts as they fall due.

To date, the Company has significantly relied upon short-term and long-term financing to fund the improvement of its telecommunication network. This financing has historically been provided through bank loans, bonds, vendor financing, and finance lease.

1. General Information (continued)

Liquidity and Financial Resources (continued)

Through 2005, the Company anticipates funding from a) cash generated from operations; b) bonds placement at domestic market; c) financing from domestic and international lending institutions. Management also expects to continue to be able to delay payment for certain operating costs to manage its working capital requirements if necessary.

If needed, management believes that certain projects may be deferred or curtailed in order to fund the Company's current operating needs.

2. Basis of Presentation of the Financial Statements

Basis of Preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The Company has transitioned to IFRS at the beginning of the earliest period presented in these financial statements (January 1, 2003) using the provisions of IFRS 1, "First-time Adoption of International Financial Reporting Standards", which is effective for periods starting on or after January 1, 2004. IFRS 1 applies to first-time adopters of IFRS including companies that previously applied some, but not all IFRS, and disclosed this fact in its most recent financial statements. The Company's previous financial statements disclosed that management made certain estimates and assumptions to present the carrying value of fixed assets which did not comply with historical cost as defined by IAS 16, "Property, plant, and equipment".

The Company has applied an exemption permitted by IFRS 1 which allows an entity to measure property, plant, and equipment at the date of transition to IFRS at fair value and use that fair value as deemed cost.

Management estimates that the carrying value of all of the Company's property, plant and equipment is broadly comparable to their fair values. However, management intends to engage an independent appraiser to support these fair values and as a result, the reported carrying amount of property, plant and equipment may be adjusted.

The Company has also applied the exemption permitted by IFRS 1 which allows an entity to recognize all cumulative actuarial gains and losses at the date of transition even if the corridor approach is used for latter actuarial gains and losses.

Further the Company did not apply the provision of IAS 19 "Employee benefits" and as such did not account for defined benefit obligations. However the Company has engaged an actuary to assess the pension obligation and as a result, the defined benefit obligation will be recorded in subsequent periods.

(in thousands rubles)

2. Basis of Presentation of the Financial Statements (continued)

Accounting for the Effect of Inflation

Prior to January 1, 2003 the characteristics of the economic environment of the Russian Federation indicated the existence of hyperinflation. Non-monetary assets and liabilities acquired prior to December 31, 2002 (except for the property, plant and equipment, for which fair values as at January 1, 2003 have been used as deemed cost), and share capital transactions occurring before December 31, 2002, have been restated in accordance with IAS 29 "Financial Reporting in Hyperinflationary Economies" by applying the relevant conversion factors to the historical cost through December 31, 2002.

Management Estimates

The preparation of financial statements requires management of the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates with regard to those financial statements relate to the valuation and useful lives of property, plant and equipment, deferred taxation and accounts receivable provision, as discussed in Notes 5, 12 and 28.

Reconciliation of Equity and Net Profit Reported under Previous GAAP and under IRFS

Shareholders' equity and net income are reconciled between previous Generally Accepted Accounting Principles (GAAP) and IFRS as follows:

	Shareholders' equity as at December 31, 2003	Net profit for the year ended December 31, 2003	Shareholders' equity as at January 1, 2003
Previous GAAP as reported	**14,991,936**	**1,792,540**	**13,574,139**
- preference dividends reversal	200,941	–	147,193
- interconnection charges reversal, net of tax effect	70,977	10,630	60,347
- minority interest correction	–	120,175	(120,175)
Previous GAAP as restated	**15,263,854**	**1,923,345**	**13,661,504**
Goodwill amortization	39,522	39,522	
Fair value revaluation of fixed assets, intangible assets and other assets and liabilities in subsidiaries, net of tax effect	31,872	34,162	(2,290)
Purchase of minority interest (Note 7)	(276,445)		
International Financial Reporting Standards	**15,058,803**	**1,997,029**	**13,659,214**

The previous GAAP refers to the Company's prior year financial statements, in which the Company applied some, but not all, IFRS as described above.

3. Summary of Significant Accounting Policies

3.1 Principles of Consolidation

Subsidiaries

The consolidated financial statements include financial statements of subsidiaries, the entities in which the Company has an interest of more than one half of the voting rights, or otherwise has power to exercise control over its operations. Subsidiaries are consolidated from the date on which control is transferred to the Company and are no longer consolidated from the date that control ceases. All intercompany transactions, balances and unrealized gains on transactions between parent and/or subsidiary companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Financial statements of OJSC "VolgaTelecom" and its subsidiaries, based on which the consolidated financial statements are prepared, are based on unified accounting policy.

Acquisition of Subsidiaries

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Company. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest.

The excess of purchase consideration over the fair value of the Company's share of identifiable net assets is recorded as goodwill. If the cost of the acquisition is less than the fair value of the Company's share of identifiable net assets of the subsidiary acquired the difference is recognized directly in the statement of operations.

Minority Interest

Minority interest is the interest in subsidiaries not held by the Company. Minority interest at the balance sheet date represents the minority shareholders' portion of the fair values of identifiable assets and liabilities of the subsidiary at the acquisition date, and the minorities' portion of movements in equity since the date of the combination. Minority interest is presented separately from liabilities and shareholders' equity.

Acquisition of Minority Interest in subsidiaries

The difference between the cost of the additional interest in a subsidiary and the minority interest's share of the assets and liabilities is reflected in the consolidated statement of shareholders' equity at the date of the purchase of the minority interest as a charge to retained earnings. The Company does not remeasure the assets and liabilities of the subsidiary to reflect their fair values at the date of the transaction.

3. Summary of Significant Accounting Policies (continued)

3.1 Principles of Consolidation (continued)

Investments in Associates

Associates are entities in which the Company generally owns between 20% and 50% of the voting rights, or is otherwise able to exercise significant influence, but which it does not control or jointly control. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost including goodwill. Subsequent changes in the carrying value reflect the post acquisition changes in the Company's share of net assets of the associate. The Company's share of its associates' profits or losses is recognized in the statement of operations and its share of movements in reserves is recognized in equity. However, when the Company's share of losses in an associate equals or exceeds its interest in the associate the Company does not recognize further losses, unless the Company is obligated to make further payments to, or on behalf of, the associate.

Unrealized gains on transactions between the Company and its associated undertakings are eliminated to the extent of the Company's interest in the associated undertakings; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

3.2 Investments

The Company classified its investments into the following categories: held-to-maturity and available-for-sale. Investments with fixed maturity that the management has the intent and ability to hold to maturity are classified as held-to-maturity and are included in non-current assets, except for the cases when they are to be recovered within 12 months after the reporting date. Investments intended to be held for an indefinite period of time, which may be sold in response to needs for liquidity or changes in interest rates, are classified as available-for-sale. These investments are included in non-current assets unless management has the express intention of holding the investment for less than 12 months from the balance sheet date or unless they will need to be sold to raise operating capital, in which case they are included in current assets. Management of the Company determines the appropriate classification of its investments at the time of the purchase and re-evaluates such designation on a regular basis.

All purchases and sales of investments are recognised on the settlement date, which is the date that the investment is delivered to or by the Company. All investments are initially recognised at cost, being the fair value of the consideration given and including transaction costs.

Available-for-sale investments are carried at fair value. A gain or loss arising from a change in the fair value of an available for sale investment is recognized directly in equity until the investment is sold, collected or otherwise disposed of, or until it is determined to be impaired. Upon disposal, cumulative gain or loss previously recognized as a component of equity is included in the statement of operations.

For investments that are actively traded in organized financial markets, fair value is determined by reference to stock exchange quoted market bid prices at the close of business on the balance sheet date. For investments where there is no quoted market price, fair value is determined by reference to the current market value of another instrument which is substantially the same or is calculated based on the expected cash flows of the underlying net asset base of the investment.

(in thousands rubles)

3. Summary of Significant Accounting Policies (continued)

3.3 Foreign Currency Transactions

The measurement and presentation currency of the Company is the Russian Rouble, which is the national currency of the Russian Federation. Transactions in foreign currencies are initially recorded in the measurement currency at the rate ruling at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the measurement currency rate of exchange ruling at the balance sheet date. All resulting differences are taken to the consolidated statement of operations as foreign exchange gains (losses). Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate as at the date of initial transaction.

Assets and liabilities settled in Roubles but denominated in foreign currencies are recorded in the Company's consolidated financial statements using the same principles as for assets and liabilities denominated in foreign currencies.

The exchange rates as of December 31, 2004 and 2003 were as follows:

Currency	**2004**	**2003**
Russian Roubles per US dollar	**27.75**	29.45
Russian Roubles per Euro	**37.81**	36.82
Russian Roubles per Japanese yen	**0.27**	0.28

3.4 Property, Plant and Equipment

Property, plant and equipment are recorded at purchase or construction cost less accumulated depreciation and any impairment in value. For the property, plant and equipment acquired prior to January 1, 2003, fair values as at January 1, 2003 have been used as deemed cost (refer to Note 2) in accordance with the exemption provided in IFRS 1.

Depreciation is calculated on a straight-line basis. The depreciation periods, which approximate the estimated useful economic lives of the respective assets, are as follows:

Buildings and Constructions	50 years
Analog switches	20 years
Digital switches	15 years
Other telecommunication equipment	10 years
Transportation equipment	5 years
Computers, office and other equipment	3 years
Land	not depreciated

For the purposes of disclosure, property, plant and equipment are aggregated into the following groups:

- Land, buildings and constructions;
- Switches and transmission devices;
- Construction in progress and equipment for installation;
- Other assets, in which computers, vehicles and other equipment are included.

3. Summary of Significant Accounting Policies (continued)

3.4 Property, Plant and Equipment (continued)

The period of validity of the Company's operating licenses is significantly shorter than the useful lives used for depreciation of the cost of property, plant and equipment. Based on the Russian licensing legislation and prior experience, management believes that the operating licenses will be renewed without significant cost, which would allow the Company to realize the cost of its property, plant and equipment through normal operations.

Construction in progress is recorded as the total of actual expenditures incurred by the Company from the beginning of construction to the reporting date. Depreciation begins when fixed assets are put into operation.

To the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, interest costs on such borrowings, as well as interest costs on borrowings obtained specifically to finance construction of property, plant and equipment, are capitalized, during the period of time that is required to complete and prepare the asset for its intended use. All other borrowing costs are expensed.

Repair and maintenance expenditure is expensed as incurred. Major renewals and improvements are capitalized and the assets replaced are retired. Gains and losses arising from the retirement of property, plant and equipment are included in the statement of operations as incurred.

IAS 36 "Impairment of Assets" requires that the recoverable amount of an asset, including property, plant and equipment, should be estimated whenever there is an indication that the assets may be impaired.

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. If any such indication exists and where the carrying values exceed the estimated recoverable amount, the assets or cash-generating units are written down to their recoverable amount. The recoverable amount of property, plant and equipment is the greater of net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash flows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Impairment losses are recognized in the statement of operations.

3. Summary of Significant Accounting Policies (continued)

3.5 Intangible Assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company's share of the net assets of the acquired subsidiary/associated undertaking at the date of acquisition. Goodwill on an acquisition of a subsidiary is classified as intangible assets. Goodwill on an acquisition of an associate is included in the investments in associates. Goodwill is not amortized but is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that carrying amount may be impaired. As at the acquisition date, any goodwill acquired is allocated to each of the cash-generating units expected to benefit from the combination's synergies. Impairment is determined by assessing the recoverable amount of the cash-generating unit, to which the goodwill relates. Where recoverable amount of the cash-generating unit is less than the carrying amount, an impairment loss is recognized.

Where goodwill forms part of a cash-generating unit and part of the operations within that unit are disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation.

The excess of the fair value of the Company's share of the net assets acquired over the cost of acquisition is recognized in the statement of operations.

Other Intangible Assets

The Company measured GSM licenses at the date of transition to IFRS at the fair value and used that fair value as deemed cost at that date.

Other intangible assets are capitalized at cost.

Licenses and software are depreciated on a straight-line basis over the estimated useful life equal to the term of license or of the right to use the software. Useful life of other intangible assets is 10 years.

Impairment of Intangible Assets

Where an indication of impairment exists, the carrying amount of any intangible asset is assessed and, when impaired, the asset is written down immediately to its recoverable amount. Intangibles with indefinite lives and those not ready for use are tested for impairment annually or more frequently if events or changes in circumstances indicate that carrying amount may be impaired.

3.6 Inventories

Inventories, which are mainly comprised of cable, materials, spare parts for telecommunications equipment and goods for resale, are recorded at the lower of cost and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

Cost of inventory is determined on the weighted average basis.

3. Summary of Significant Accounting Policies (continued)

3.7 Accounts Receivable

Accounts receivable are stated at original invoice amount, less provision made for impairment of these receivables. A provision for impairment of trade receivables and other receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of receivables.

Accounts that are individually significant are assessed for uncollectability and recognized individually. Uncollectability is measured and recognized on a portfolio basis for accounts of similar customers that are not individually identified as doubtfully recoverable.

The amount of the provision is recognized in the statement of operations.

3.8 Value-Added Tax

The tax regulations permit the settlement of sales and purchases value added tax (VAT) on a net basis.

Value added tax receivable

VAT recoverable relates to purchases which have not been settled at the balance sheet date. VAT receivable is reclaimable against sales VAT upon payment for the purchases.

Value added tax payable

Value added tax payable comprises the following: 1) VAT related to sales, which is payable to tax authorities upon collection of receivables from customers net of VAT on purchases which have been settled at the balance sheet date; 2) VAT related to sales which have not been settled at the balance sheet date (VAT deferred). Where provision has been made for impairment of receivables, impairment loss is recorded for the gross amount of the debtor, including VAT. The related VAT deferred liability is maintained until the debtor is written off for tax purposes.

3.9 Cash and Cash Equivalents

Cash and cash equivalents represent cash on hand and in the Company's bank accounts, as well as cash deposits and short-term investments with original maturities of three months or less.

3.10 Borrowings

Borrowings are initially recognized at cost, being the fair value of the consideration received, net of transaction costs incurred. In subsequent periods, borrowings are measured at amortized cost using the effective interest rate method; any difference between the fair value of the consideration received (net of transaction costs) and the redemption amount is recognized as interest expense over the period of the borrowings.

3. Summary of Significant Accounting Policies (continued)

3.11 Leases

Finance leases of equipment that transfer substantially all the risks and rewards incidental to ownership of the leased item to the Company are capitalized at the inception of the lease at the market value of the leased property or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to interest expense.

Capitalized leased assets are depreciated using the straight-line method over the estimated useful life of the asset like other fixed assets within the same class, with consideration of the lease term.

Leases where the lessor retains substantially all the risks and rewards of ownership of the asset are classified as operating leases. Operating lease payments are recognized as an expense in the statement of operations on a straight-line basis over the lease term.

3.12 Pensions and Other Post-Employment Benefits

Unified social tax

Under provisions of the Russian legislation, social contributions are made through a unified social tax ("UST") calculated by the Company by the application of a regressive rate (from 35.6% to approximately 18%) to the annual gross remuneration of each employee. The Company allocates the UST to three social funds (state pension fund, social and medical insurance funds), where the rate of contributions to the pension fund vary from 28% to 14% depending on the annual gross salary of each employee.

The Company's contributions relating to the UST are expensed in the year to which they relate.

Other pension plans and post-employment benefits

Under collective bargaining agreements and internal regulations on additional pension benefits, the Company also provides benefits for its employees by using post-employment benefit plans. The majority of the Company's employees are eligible to participate under such post-employment benefit plans based upon a number of factors, including years of service, age, and compensation.

Post-employment benefit plans include defined contribution plans and defined benefit plans.

Defined contribution plan is a post-employment benefit plan under which the Company's obligation is limited solely to the amount of a contribution it agrees to pay into a fund. In this case all actuarial and investment risks will be borne by employees. The Company recognizes contributions under a defined contribution plan in the period to which they are attributable.

Under defined benefit plans, the Company's obligation is to provide the agreed benefits to current and former employees. In this case actuarial and investment risks fall on the Company.

3. Summary of Significant Accounting Policies (continued)

3.13 Deferred Income Tax

Deferred tax assets and liabilities are calculated in respect of temporary differences using the liability method. Deferred income taxes are provided for all temporary differences arising between the tax base of assets and liabilities and their carrying values for financial reporting purposes.,

A deferred tax asset is recorded only to the extent that it is probable that taxable profit will be available against which the deductible temporary differences can be utilized. Deferred tax assets and liabilities are measured at tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates that have been enacted (or substantively enacted) at the balance sheet date.

Deferred income tax is provided on temporary differences arising on investments in associates and joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

3.14 Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as an interest expense.

3.15 Shareholders' Equity

Share capital

Ordinary shares and non-redeemable preference shares with discretionary dividends are both classified as equity. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction in equity from the proceeds. Any excess of the fair value of consideration received over the par value of shares issued is recognized as a share premium.

Dividends

Dividends are recognized as a liability and deducted from equity at the balance sheet date only if they are declared before or on the balance sheet date. Dividends are disclosed when they are proposed before the balance sheet date or proposed or declared after the balance sheet date but before the financial statements are authorized for issue.

3. Summary of Significant Accounting Policies (continued)

3.16 Revenue

Revenue is recognized to the extent that it is probable that economic benefits will flow to the Company and the revenue can be reliably measured.

The Company categorizes the revenue sources in thirteen major categories:
1. Long distance telephone calls - domestic;
2. Long distance telephone calls - international;
3. Local telephone calls;
4. Installation and connection fees;
5. Documentary services;
6. Cellular services;
7. Radio and TV broadcasting;
8. Data transfer and telematics services;
9. New services;
10. Rent of telephone channels;
11. Services for national operators;
12. Other telecommunications services;
13. Other revenues.

Long distance calls (domestic and international)

Revenues from long distance services depend on time of call, duration of call, destination of call, type of service used, subscriber category and the applied rate plan. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company charges long distance fees on a per-minute basis. The Company recognizes revenues related to the long distance services in the period when the services are rendered.

Local telephone calls

Revenue from the local telephone services depends on the duration of the telephone connections and subscription fee, while time driven billing scheme is applied. If fixed payment scheme is applied then revenue depends on the subscription fee only. Customers of the Company use the service via installed fixed telephone, as well the service could be accessed by means of pay-phone. The Company recognizes revenues related to the monthly network fees for local services in the month the service is provided to the subscriber.

Installation and connection fees

Installation and connection fees for indefinite period contracts are paid by a combination of a fixed cash amount and by the contribution of fixed assets consisting of cable and duct, commonly referred to as the "last mile". Revenue received in the form of cash is recognized when the installation and connection are complete. For installation and connection fees paid in the form of fixed assets, revenue is deferred and recognized into income on the same basis that the fixed assets are depreciated.

3. Summary of Significant Accounting Policies (continued)

3.16 Revenue (continued)

Documentary services

Revenues from telegraph services comprise fees for telegram transmissions and other wire line data transmission services. The Company recognizes revenues related to telegraph services in the period when the services are rendered.

Cellular services

Major revenues from cellular services arise from airtime services including local, intercity long distance and international long distance calls, subscription fees, value added services, outbound and inbound roaming. The Company recognizes revenues related to mobile telecommunications services in the period when the services are rendered.

Radio and TV broadcasting

The Company maintains a wireline radio broadcasting network. The revenues comprise monthly fees from subscribers and installation fees for wireline radio sets. The Company recognizes the revenues related to radio broadcasting in the period when the services are rendered.

Data transfer and telematics services

The Company recognizes revenues related to data transfer and telematics services in the period when the services are rendered.

New services

Major revenues from new services include internet services, ISDN, IP-telephony, intelligent network services. The Company recognizes revenues related to new services in the period when the services are rendered.

Rent of telephone channels

Major revenues are recognized from the following services: rent of intercity and international, digital, analogue, and telegraph channels. The Company recognizes revenues from the rent of channels in the period when the services are rendered.

Services for national operators

Revenue from national service providers includes two different groups.

The first group of revenues represents services rendered to OJSC "Rostelecom" for termination of long-distance traffic of its operators-partners in the network of the Company.

3. Summary of Significant Accounting Policies (continued)

3.16 Revenue (continued)

Services for national operators (continued)

In 2003 the Ministry of the Russian Federation for antimonopoly policy and entrepreneurial support (MAP) has conducted a reform of the settlements system of multi regional OJSC "Svyazinvest" Companies with the OJSC "Rostelecom" for transit of intercity long-distance traffic. Till August 1, 2003 revenue calculation has been based on the integral settlement rate, multiplied on the total number of minute-distances (transfer of 1 minute of traffic on 50 kilometres interval of OJSC "Rostelecom"'s network), transferred through the period.

Integral settlement rate has been calculated as a sum of linear settlement rate between zones and a difference between inbound and outbound termination settlement rates of the regional Companies. The rate has been calculated and agreed by the MAP once per year according to traffic statistics of previous year, thus it has not reflected real economical benefits and costs related to changes of the incoming and outgoing structure of the traffic in the current settlement period.

In August 2003 new and more transparent inter-operators settlement system for intercity traffic has been introduced. New system separates payments of regional operators for the transfer of intercity traffic in OJSC "Rostelecom"'s network and termination of the traffic in the zone, where outgoing intercity call of own subscriber reaches its destination, and payments for the termination of the incoming intercity traffic from other operators in the own network of the Company.

Calculation of the costs for the transit of intercity traffic is based on the new settlement rate, that is equal to the sum of linear settlement rate multiplied by the quantity of 50 kilometres intervals between zones, using the termination settlement rate for the zone where the calls is terminated. Revenue calculation for the transit of intercity traffic from the OJSC "Rostelecom"'s to the customers of the regional OJSC "Svyazinvest"'s company is based on the termination settlement rates. New rates have been defined by the order of the MAP dated July 4, 2003.

The second group of revenues from national operators represents services rendered to interconnected telecom operators that transfer local, intercity and international traffic of their customers via network of the Company.

Major revenues are recognized from the services for transit of local, intercity and international traffic. Further, the Company generates revenue from interconnection to the network (one time fees), rent of channels, rent of equipment, data transfer and Internet services.

The Company recognizes revenues from national operators in the period when the services are rendered.

3. Summary of Significant Accounting Policies (continued)

3.16 Revenue (continued)

Other telecommunication services

Other telecommunication services primarily consist of revenues received by public switched telephone network (PSTN) stations from the rent of direct lines and local junctions, as well as subscription fees for wired-radio outlets. The Company recognizes revenues related to other services in the period when the services are rendered.

Other revenues

Other revenues primarily consist of revenues received from manufacturing of the telecommunication equipment and its technical support, transportation services, recreation services and sale of products and services provided by auxiliary units.

3.17 Commitments

A commitment is a binding agreement for the exchange of a specified quantity of resources at a specified price on a specified future date or dates.

Significant commitments are disclosed.

Assets to be acquired and liabilities to be incurred as a result of the Company's commitment to purchase or sell goods or services are not recognized until at least one of the parties has performed under the agreement such that it either is entitled to receive an asset or is obligated to disburse an asset.

3.18 Contingencies

Contingent liabilities are not recognized in the financial statements as it is not probable that a liability will need to be settled or the outcome to determine whether a liability exists is dependant on a future event. They are disclosed in the accompanying notes unless the possibility of an outflow of resources embodying economic benefit is remote.

Contingent assets are not recognized in the financial statement but disclosed when an inflow of economic benefits is probable.

3.19 IFRS 3 'Business Combinations', IAS 36 'Impairment of Assets' and IAS 38 'Intangible Assets'

The company has chosen an early adoption of IFRS 3, IAS 36 and IAS 38 with provisions of these standards to be applied to business combinations for which the agreement date was on or after January 1, 2003.

(in thousands rubles)

4. Segment Information

	2004				2003			
	Fixed line	**Mobile**	**Intercompany eliminations**	**Total for the Company**	**Fixed line**	**Mobile**	**Intercompany eliminations**	**Total for the Company**
REVENUE								
Sales to third parties	**18,628,219**	**2,736,677**	**(398,353)**	**20,966,543**	14,893,218	2,077,025	(244,105)	16,726,138
Inter-segment sales	**(350,122)**	**(48,231)**	**398,353**	**–**	(244,105)		244,105	–
Total revenue	**18,278,097**	**2,688,446**	**–**	**20,966,543**	14,649,113	2,077,025	–	16,726,138
Segment result	**3,467,963**	**768,910**		**4,236,873**	2,797,786	738,390		3,536,176
Unallocated corporate expenses	–	–		–	–	–		–
Operating profit				**4,236,873**				3,536,176
Share of result of associates				**72,549**				107,359
Interest expense, net				**(643,958)**				(398,511)
Gain (loss) from sale of subsidiaries, associates and other investments				**88,144**				(46,125)
Foreign exchange loss, net				**(14,291)**				(60,388)
Income tax				**(1,167,257)**				(1,030,215)
Minority interest				**(93,063)**				(111,267)
Net profit				**2,478,997**				1,997,029

(in thousands rubles)

4. Segment Information (continued)

	2004				2003			
	Fixed line	**Mobile**	**Intercompany eliminations**	**Total for the Company**	**Fixed line**	**Mobile**	**Intercompany eliminations**	**Total for the Company**
OTHER INFORMATION								
Segment assets	**29,656,339**	**2,559,539**	**(69,826)**	**32,146,052**	21,952,837	3,023,580	–	24,976,417
Investments in associates				**110,096**				219,080
Unallocated corporate assets				**24,814**				54,104
Consolidated total assets				**32,280,962**				25,249,601
Segment liabilities	**(12,392,028)**	**(1,506,403)**	**69,826**	**(13,828,605)**	(7,652,610)	(1,181,275)	–	(8,833,885)
Unallocated corporate liabilities				**(1,398,816)**				(1,356,913)
Consolidated total liabilities				**(15,227,421)**				(10,190,798)
Capital expenditure	**6,938,434**	**1,054,559**		**7,992,993**	4,334,951	732,970		5,067,921
Depreciation and amortization	**2,279,741**	**304,934**		**2,584,675**	1,787,597	234,786		2,022,383
Other non-cash expenses (provision for impairment of receivables)	**583,118**	**16,535**		**599,653**	494,087	22,990		517,077

(in thousands rubles)

4. Segment Information (continued)

The Company provides fixed line and mobile telecommunication services. Management believes that the Company operates in one geographical segment.

Segment assets consist primarily of property, plant and equipment, intangible assets, inventories, receivables, and operating cash and exclude income tax assets. Segment liabilities primarily comprise operating liabilities, loans and leasing liabilities and exclude items such as deferred tax liabilities and other liabilities pertaining to the Company as a whole.

Capital expenditure comprises additions to property, plant and equipment. Provisions relate only to those charges made against allocated assets.

5. Property, Plant and Equipment

	Land, buildings and constructions	Switches and transmission devices	Construction in progress and equipment for installation	Vehicles and other	Total
Cost					
At December 31, 2003	9,397,798	9,317,555	1,338,461	2,443,002	22,496,816
Additions	–	–	7,992,993	–	7,992,993
Additions due to acquisition of subsidiaries	–	7,481	–	–	7,481
Disposals	(95,410)	(75,126)	(10,296)	(61,804)	(242,636)
Disposals due to sale of subsidiaries	(72,800)	(96,262)	(40,322)	(10,059)	(219,443)
Transfers	3,038,062	3,439,274	(7,551,922)	1,074,586	–
At December 31, 2004	**12,267,650**	**12,592,922**	**1,728,914**	**3,445,725**	**30,035,211**
Accumulated Depreciation					
At December 31, 2003	(470,480)	(1,124,166)	–	(390,531)	(1,985,177)
Charge for the year	(551,538)	(1,444,350)	–	(526,022)	(2,521,910)
Disposals	7,751	29,263	–	11,982	48,996
Disposals due to sale of subsidiaries	5,144	14,803	–	6,439	26,386
At December 31, 2004	**(1,009,123)**	**(2,524,450)**	**–**	**(898,132)**	**(4,431,705)**
Net book value as of December 31, 2003	8,927,318	8,193,389	1,338,461	2,052,471	20,511,639
Net book value as of December 31, 2004	**11,258,527**	**10,068,472**	**1,728,914**	**2,547,593**	25,603,506

The net book value of property, plant and equipment, which were received on vendor financing terms, amounted as of December 31, 2004 to 1,503,318 (2003 – 1,428,608).

The net book value of plant and equipment held under finance leases at December 31, 2004 is 1,675,050 (2003 – 1,202,206). Leased assets are pledged as security for the related finance lease obligations (see Note 20).

In 2004, the Company increased construction in progress by the amount of capitalized interest totalling 183,613 (2003 – 131,178). Capitalization rate in 2004 was 12%.

(in thousands rubles)

5. Property, Plant and Equipment (continued)

Bank borrowings are secured by properties with the carrying value as of December 31, 2004 of approximately 8,918,000 (2003 – 5,361,000) (see Note 19).

The net book value of property plant, plant and equipment which were subject to joint ownership as of December 31, 2004 amounted to 81,256 (2003 – 78,133).

6. Intangible Assets

	Goodwill	Licenses	Software	Other	Total
Cost					
At December 31, 2003	323,811	167,055	737,074	125,577	1,353,517
Additions	–	14,325	901,833	306	916,464
Additions due to acquisition of subsidiaries	1,286	–	19	–	1,305
Disposals	–	–	(2,557)	(120)	(2,677)
Disposals due to sale of subsidiaries	–	–	(202)	–	(202)
At December 31, 2004	**325,097**	**181,380**	**1,636,167**	**125,763**	**2,268,407**
Accumulated amortization					
At December 31, 2003	–	(13,937)	(16,072)	(10,685)	(40,694)
Charge for the year	–	(17,490)	(32,294)	(12,981)	(62,765)
Disposals	–	–	2,495	12	2,507
Disposals due to sale of subsidiaries	–	–	13	–	13
At December 31, 2004	–	**(31,427)**	**(45,858)**	**(23,654)**	**(100,939)**
Net book value at December 31, 2003	323,811	153,118	721,002	114,892	1,312,823
Net book value at December 31, 2004	**325,097**	**149,953**	**1,590,309**	**102,109**	**2,167,468**

Goodwill arose on the acquisition of CJSC "Transsvyaz" on August 20, 2004 (see Note 7).

Oracle E-Business Suite

As of December 31, 2004 software includes Oracle E-business Suite software with a gross book value of 845,558 (2003 – 684,616), including interest capitalized of 76,934 (2003 – nil). In accordance with the supply contract, the Company has been provided with non-exclusive licenses for 13,029 users of E-business Suite 2003 Professional among other license applications.

The Company will commence amortizing the value of the mentioned software from the date of its implementation, proportionally to the quantity of licenses used, over useful life of the licenses. Until then the Company annually tests this software for impairment.

Full implementation of Oracle E-Business Suite software is expected to be between 2005 and 2008.

Advances given to acquire Oracle E-Business Suite software in the amount of 44,293 are included in "Long-term advances given" (see Note 10).

(in thousands rubles)

6. Intangible Assets (continued)

Amdocs Billing Suite

As of December 31, 2004 software also includes Amdocs Billing Suite software with a gross book value of 645,579 (2003 – nil). This software was purchased for the purpose of the implementation of unified automated settlements system. The project of implementation of the unified automated settlements system is expected to last 4-5 years.

The Company's Board of Directors approved the purchase of Amdocs Billing Suite software on November 22, 2004.

Amdocs Billing Suite software was supplied in December 2004 by LLC IBM Eastern Europe/Asia, in exchange for zero coupon promissory notes in the amount of 755,662. Repayment of promissory notes issued is expected to be exercised by June 1, 2006.

The Company will commence amortizing this asset from the date of software implementation. Until then the Company annually tests this software for impairment.

The Company's management believes that the carrying values of goodwill, Oracle E-business Suite software and Amdocs Billing Suite software are recoverable as of December 31, 2004 and 2003.

As of December 31, 2004 licenses mainly included GSM 900 licenses with net book value 149,953 (2003 – 153,118). The Company measured GSM licenses at the date of transition to IFRS at fair value and used that fair value as deemed cost at that date. The remaining useful life of licenses is approximately about 8 years.

(in thousands rubles)

7. Consolidated Subsidiaries

The consolidated financial statements include the assets, liabilities and financial results of OJSC "VolgaTelecom" and its subsidiaries, whose main activity is providing cellular and other telecommunication services. These subsidiaries are Russian legal entities registered in accordance with Russian regulations. The subsidiaries are listed below:

Subsidiary	Main Activity	Ownership,%		Voting Shares	
		2004	**2003**	**2004**	**2003**
CJSC "Nizhegorodskaya Sotovaya svyaz" (NCC)	Cellular services (GSM-900)	**100**	100	**100**	100
CJSC "Tsifrovye Telecommunicatsii"	Local telephone network services	**100**	100	**100**	100
CJSC "Telesvyazinform"	Cable and air TV services	**100**	100	**100**	100
LLC Russian-American SP "Izhcom"	Data transmission and telematics services	**100**	51	–	–
LLC "Vyatka-Page"	Paging services	**91**	91	–	–
CJSC "Transsvyaz"	Local telephone network services	**80**	40	**80**	40
OJSC "Omrix"	Local telephone network services	**74**	42	**74**	42
CJSC "Puls Radio Ioshkar-Iola"	Radio services	**61**	61	**61**	61
CJSC "Ulianovsk –GSM"	Cellular services (GSM-900)	**60**	51	**60**	51
CJSC "Sotovaya svyaz Mordovii"	Cellular services (GSM-900)	**60**	60	**60**	60
CJSC "Orenburg GSM"	Cellular services (GSM-900)	**51**	51	**51**	51
LLC "RadioResonans"	Radio services	**51**	51	–	–
OJSC "Tatincom-T"	Cellular services (GSM-900)	**50 + 1 share**	50 + 1 share	**50 + 1 share**	50 + 1 share
CJSC "Narodny Telephone Saratov"	Cellular services (CDMA)	**50 + 1 share**	50 + 1 share	**50 + 1 share**	50 + 1 share
CJSC "Nizhegorodsky radiotelephone"	Local telephone network services	**50**	50	**50**	50
CJSC "Chery - Page"	Paging services	**50**	50	**50**	50
LLC "Vyatskaya sotovaya svyaz"	Cellular services (NMT-450)	–	51	–	–
LLC "Udmurtskie sotovye seti - 450"	Cellular services (NMT-450)	–	100	–	–

In March 2003, the Company acquired minority interests of 50% in CJSC "Nizhegorodskaya Sotovaya Svyaz" for cash consideration of 20 million US dollars (approximately 641,000) and became 100% owner of this entity. The difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities in total amount of 276,445 was reflected as an equity transaction.

In September 2003 the Company acquired 50%+1 share in OJSC "Tatincom-T" for consideration of 15.6 million US dollars (approximately 474,000).

(in thousands rubles)

7. Consolidated Subsidiaries (continued)

The Company's management has assigned the acquisition price for the 50%+1 share in OJSC "Tatincom-T" as follows:

Acquisition price	454,656
Transaction costs	19,280
Total paid	**473,936**
Assigned value of identifiable assets and liabilities:	
Property, plant and equipment, net	437,783
Intangible assets, net	102,886
Accounts receivable	78,837
Cash and cash equivalents	8,628
Other current assets	133,747
Current liabilities	(213,273)
Long-term liabilities	(248,358)
Total net assets	**300,250**
Company's share in acquired net assets	50%
Assigned value of acquired share in identifiable net assets	150,125
Amount of goodwill at December 31, 2003, net	**323,811**

On January 15, 2004 the Company acquired additional 31.2% of ordinary voting shares of OJSC "Omrix" for cash consideration 406 and obtained control over this entity (increased it's share to 74%). The fair value of OJSC "Omrix"'s identifiable assets, liabilities and contingent liabilities approximated the book values. The difference between the cost of the acquisition and the acquired share of the assets and liabilities constituted the amount of 27 (see also Note 8).

On July 16, 2004 the Company acquired additional 40% of ordinary shares of CJSC "Transsvyaz" for cash consideration 3,990 and obtained control over this entity (increased it's share to 80%). The fair value of CJSC "Transsvyaz"'s identifiable assets, liabilities and contingent liabilities approximated the book value. The difference between the cost of the acquisition and the acquired share of the assets and liabilities constituted the amount of 1,259 (see also Note 8).

On September 27, 2004 the Company acquired 9% minority interest in CJSC "Ulyanovsk-GSM" for cash consideration 62,115 (increased it's share to 60%). The difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities in the amount of 42,915 was reflected as an equity transaction.

On May 18, 2004 the Company acquired all minority interest in LLC Russian-American SP "Izhcom" for cash consideration 23,266 and became 100% owner of this entity. The difference between the cost of the additional interest in the subsidiary and the minority interest's share of the assets and liabilities in total amount of 14,455 was reflected as an equity transaction.

(in thousands rubles)

7. Consolidated Subsidiaries (continued)

Disposal of shares in subsidiaries for 2004 is presented below:

Name	Main activity	Carrying amount of net assets disposed	Sale/disposal of share in equity on the date of transaction, %	Proceeds from sale
LLC Vyatskaya sotovaya svyaz"	Cellular services (NMT-450)	33,205	51	45,698
LLC "Udmurtskie sotovye seti – 450"	Cellular services (NMT-450)	89,863	100	134,170
Total		**123,068**		**179,868**

Profit / loss on sale of shares in subsidiaries is presented in Note 27.

8. Investments in Associates

Investments in associates at December 31, 2004 and 2003 comprised the following:

		As of December 31, 2004		As of December 31, 2003	
Associate	**Activity**	**Voting shares**	**Carrying value**	**Voting shares**	**Carrying value**
CJSC "Tsifrovye Seti Udmurtii-900"	Cellular services (GSM-900)	–	–	49%	120,320
CJSC "Samara Telecom"	Local telephone network services	**28%**	**77,695**	28%	64,583
CJSC "Transsvyaz"	Local telephone network services	–	–	40%	1,196
OJSC "Telesot"	Local telephone network services	**32%**	**10,248**	32%	9,093
ACB "S-Bank"	Banking services	**42%**	**16,596**	42%	16,944
OJSC "Omrix"	Local telephone network services	–	–	42%	508
Other	Cellular and telephone services	**40%–49%**	**5,557**	20%–49%	6,436
Total			**110,096**		**219,080**

All the above companies are Russian legal entities registered in accordance with the Russian legislation, and have the same financial year as the Company.

The Company has investments in the following associates whose net assets are negative as of December 31, 2004 and 2003:

Name	Activity	Voting share, %	Net assets as of December 31, 2004	2003
CJSC "Saratov-Mobile"	Cellular services (AMPS)	50%	**(75,537)**	(51,089)
CJSC "Chuvashiya Mobile"	Cellular services (AMPS)	30%	**(2,251)**	(53,824)

(in thousands rubles)

8. Investments in Associates (continued)

Disposal of shares in associates for 2004 is presented below:

Associate	Main activity	Carrying value of associate	Sale/disposal of share in equity on the date of transaction, %	Proceeds from sale
CJSC "Sotel-NN"	Cellular services (NMT-450)	–	20%	17,883
CJSC "Tsifrovye Seti Udmurtii-900"	Cellular services (GSM-900)	178,294	49%	186,729
Total		**178,294**		**204,612**

The share of income from CJSC "Tsifrovye Seti Udmurtii" for the period beginning January 1, 2004 to the date of disposal was 57,975.

Gain from sale of shares in associates is presented in Note 27.

Movement in investments in associates for the years ended December 31, 2004 and 2003 is presented below:

	2004	2003
Investments in associates at January 1	**219,080**	111,721
Share of income net of income tax, net of dividends received	**72,549**	107,359
Effect of consolidation as a result of acquisition of control	**(3,239)**	–
Sale of investments in associates	**(178,294)**	–
Investments in associates at December 31	**110,096**	219,080

The carrying value of investments in associates shown in these consolidated financial statements is equivalent to the Company's share in the net assets of the associated company, except for investments in CJSC "Saratov-Mobile", and CJSC "Chuvashiya Mobile". For these latter associates the carrying amounts of the investments were reduced to zero considering that such associates reported accumulated losses exceeding the cost of the respective investments.

9. Long-term investments

As of December 31, 2004 and 2003, the Company's investments comprised the following:

	2004	2003
Long-term investments available-for-sale	**11,252**	23,619

(in thousands rubles)

9. Long-term investments (continued)

As of December 31, 2004 and 2003 financial investment available-for-sale comprised the following:

Company	2004 Carrying value	2004 Ownership interest	2003 Carrying value	2003 Ownership interest
ZAO "RusleasingSvyaz"	**12,293**	**7.7%**	12,293	7.7%
OAO "Promstroybank"	**7,496**	**0.7%**	7,496	0.7%
OAO "AlfaBank" promissory notes	**2,583**	–	2,583	–
OAO "Svyaz-bank"	**3,987**	**2.1%**	3,987	2.1%
OAO "Sberbank RF"	**803**	**0.00061%**	803	0.00061%
OAO "Ayar"	**443**	**0.23%**	443	0.23%
ZAO "TeleRoss-Samara"	**990**	**10.0%**	990	10.0%
TOO "Raduga-poisk"	**3,079**	**10.0%**	3,079	10.0%
"Union-Card"	**402**	**15.0%**	402	15.0%
ZAO "Reg-time"	**570**	**18.0%**	570	18.0%
OAO "ONEXIM-Volga"	–		14,806	8.0%
OAO "Mordovpromstroybank"	–		5,051	6.0%
Regional trade centre "Myza"	–		6,081	3.0%
Others	**1,803**		4,133	
Impairment provision	**(23,197)**		(39,098)	
Total	**11,252**		**23,619**	

10. Long-Term Advances Given

As of December 31, 2004 and 2003 long-term advances given to suppliers of equipment comprised the following:

	2004	2003
Advances given for capital constructions	**183,505**	133,391
Acquisition of Oracle E-Business Suite software (Note 6)	**44,293**	–
Total	**227,798**	133,391

11. Inventories

Inventories at December 31, 2004 and 2003 comprised the following:

	2004	2003
Cable, materials and spare parts for telecommunications equipment	**592,913**	290,957
Finished goods and goods for resale	**39,226**	33,920
Other inventories	**227,470**	177,498
Total	**859,609**	502,375

(in thousands rubles)

12. Accounts Receivable

Accounts receivable as of December 31, 2004 and 2003 comprised the following:

	2004	2003
Trade receivables – telecommunication services	**2,449,797**	1,823,256
Provision for impairment of receivables	**(1,311,923)**	(760,531)
Total	**1,137,874**	1,062,725

The Company identified accounts receivable for telecommunication services by the following major customer groups:

	2004	2003
Residential customers	**800,840**	678,171
Corporate customers	**406,215**	399,574
Government customers, including tariff compensation from the state budget	**1,242,742**	745,511
Total	**2,449,797**	1,823,256

The Company invoices its governmental and corporate customers on a monthly basis. For residential customers, the Company sends monthly payment requests and substantially relies upon these customers to remit payments based on the received payment requests. All customer payments are based upon tariffs, denominated in roubles, in effect at the time the calls are made. In certain cases the Company managed to collect penalties for payment delays and to enforce reimbursement in arbitration court.

Prior to January 2005, telecommunication services provided to privileged customers, which are individuals that the government has agreed to provide certain benefits, was compensated 50% by the state budget and the other 50% paid by the privilege subscribers themselves.

Article 47 of the Federal Law "On Telecommunications" No. 126-FZ dated July 7, 2003 is effective starting from 2005, which amends the rules on providing telecommunication services to privileges customers. Starting from January 2005 telecommunication customers with the right of privileges are obliged to pay for telecommunication services in full with the subsequent reimbursement of their expenses by the state budget. However, in 2005 state budget does not provide for financing of the remaining debt of social security organizations to compensate expenses related to granting privileges to certain category of subscribers in the previous periods.

As of December 31, 2004 debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers amounted to 44% of total accounts receivable (2003 - 32%).

In 2004 the Company collected from federal budget accounts receivable of 221,878. In December 2004, based on assessment of probability of judicial recovery of accounts receivable related to compensation due from social security organizations, the Company has accrued provision for impairment of receivables of 1,071,065 representing 100% of total receivables from social security organizations as of December 31, 2004.

(in thousands rubles)

12. Accounts Receivable (continued)

The following summarizes the changes in the provision for impairment of trade and other receivables:

	2004	2003
Balance at January 1	**760,531**	243,454
Provision for the year	**599,653**	517,077
Trade receivables write-off	**(44,681)**	–
Provision disposal due to sale of subsidiary	**(3,580)**	–
Balance at December 31	**1,311,923**	760,531

13. Long-Term Accounts Receivable and Other Financial Assets

As of December 31, 2004 and 2003, long-term accounts receivable and other financial assets included:

	2004	2003
Long-term accounts receivable	**3,308**	4,346
Long-term loans given to employees	**18,283**	24,627
Total	**21,591**	**28,973**

14. Other Current Assets

As of December 31, 2004 and 2003 other current assets comprised the following:

	2004	2003
VAT receivable	**1,128,487**	693,093
Prepaid income tax	**42,203**	59,606
Prepayments and advance payments	**151,638**	104,065
Deferred expenses	**106,449**	97,278
Short-term loans given	**3,743**	5,026
Other prepaid taxes	**31,702**	18,358
Settlements with personnel	**23,286**	23,958
Other	**207,261**	72,204
Total	**1,694,769**	1,073,588

15. Cash and Cash Equivalents

As of December 31, 2004 and 2003 cash and cash equivalents comprised the following:

	2004	2003
Cash at bank and on hand	**420,990**	278,480
Short-term deposits with maturity up of three months	**182**	47,075
Cash equivalents	**1,013**	1,729
Total cash and cash equivalents	**422,185**	327,384

(in thousands rubles)

16. Significant Non-Cash Transactions

In 2004 the Company received telecommunication equipment under leasing terms in the amount of 593,878 (in 2003 – 709,823).

During 2004 the Company purchased Amdocs Billing Suite for 721,394. This purchase was financed through issuance of promissory notes with maturity in 2005 – 2006.

Gross book value of property, plant and equipment, which were received on vendor financing terms in 2004, amounted to 400,849 (2003 – 512,197).

Non-cash transactions above have been excluded from the consolidated statement of cash flows.

17. Share Capital

As at December 31, 2004 and 2003 the authorized numbers of ordinary and preference shares were 245,969,590 and 81,983,404, respectively.

All shares have a par value of 5 Roubles. The difference between the total par value and the total carrying value of share capital represents the effects of inflation in periods prior to January 1, 2003.

Type of share	Number of outstanding shares (thousands)	Par value per one share (roubles)	Total par value	Carrying value
Ordinary	245,970	5	1,229,848	2,890,324
Preference	81,983	5	409,917	963,366
Total	**327,953**		**1,639,765**	**3,853,690**

The ordinary shareholders are entitled to one vote per share. Class A preference shares give the holders the right to participate in general shareholders' meetings without voting rights except in instances where decisions are made in relation to re-organization and liquidation of the Company, and in relation to changes and amendments to the Company's charter which restrict the rights of preference shareholders. The preference shares have no rights of redemption or conversion but carry non-cumulative dividends per share of 10% of the Russian accounting net income for the year. If the Company fails to pay the above mentioned dividends, or has no profits in any year, the preferred shareholders have the right to vote in the general shareholders' meeting.

Annual amount of dividends on preference shares class A may not be less than dividends on ordinary shares. The preference shareholders share in earnings along with ordinary shareholders. Accordingly the preference shares are considered participating shares for the purpose of the calculation of earnings per share (Note 29).

(in thousands rubles)

17. Share Capital (continued)

In October 1997 the Company registered Level 1 American Depositary Receipts (ADR). Each ADR represents 2 shares of common stock of the Company. As at December 31, 2003 the Company has 12,757,592 ADR equal to 25,515,184 ordinary shares that represent 10.37% of ordinary shares and 7.78% of the Charter Capital. During 2004 the Company registered additional 4,900,278 ADR equal to 9,800,556 ordinary shares. As at December 31, 2004 the Company has 17,657,870 ADR equal to 35,315,740 ordinary shares that represent 14.36% of ordinary shares and 10.77% of the Charter Capital.

Dividends were declared in 2004 in respect of 2003 to holders of ordinary shares and preference shares of Rouble 0.9186 per ordinary share (2003 – Rouble 0.7066 per ordinary share) and Rouble 2.4510 per preference share (2003 –Rouble 1.7954 per preference share).

In accordance with the Russian legislation, dividends may only be declared to the shareholders of the Company from net income as shown in the Company's Russian statutory financial statements. The Company reported net income of 2,056,268 and 2,001,256 in its statutory financial statements in 2004 and 2003, respectively.

The Company's shareholding structure as of December 31, 2004 was as follows:

	Ordinary shares		Preference shares		
	Number (thousands)	%	Number (thousands)	%	Total
OJSC "Svyazinvest"	124,634	50.67	–	–	124,634
Other legal entities	71,523	29.08	56,116	68.45	127,639
ADR Holders	35,316	14.36	–	–	35,316
Individuals	14,497	5.89	25,867	31.55	40,364
Total	**245,970**	**100**	**81,983**	**100**	**327,953**

18. Minority Interest

The movements of minority interest for the years ended December 31, 2004 and 2003 were as follows:

	2004	2003
Minority interest as of January 1	**345,803**	464,504
Minority interest in subsidiaries acquired	**3,113**	150,124
Dividends paid to minority shareholders	**(4,874)**	(2,758)
Acquisition of minority interests	**(28,011)**	(367,008)
Minority interests in current year profit	**93,063**	111,267
Minority interest in subsidiaries disposed	**(31,881)**	(10,326)
Minority interest as of December 31	**377,213**	345,803

(in thousands rubles)

19. Borrowings

As of December 31, 2004 and 2003 borrowings comprised the following:

	Interest rate	Maturity date	2004	2003
Short-term borrowings				
Bank loans:				
Bank loans (Roubles)	10-13.5%	2005	**2,522,522**	811,502
Bank loans (US Dollars)	5%	2005	**25,734**	17,726
Bank loans (Euro)	9%	2005	**168,743**	191,239
Total bank loans			**2,716,999**	1,020,467
Accrued interest on bonds (Roubles)		2005	**57,328**	80,777
Vendor financing:				
Vendor financing (Roubles)	6-11%	2005	**1,704**	–
Vendor financing (US Dollars)	6.5-8%	2005	**66**	30,408
Vendor financing (Euro)	6.8-7.35%	2005	**21,455**	92,308
Vendor financing (Japanese yen)	5.91%	2005	**3,755**	2,696
Total vendor financing			**26,980**	125,412
Promissory notes (Roubles)	13%	2005	**–**	413,712
Total short-term borrowings			**2,801,307**	1,640,368
Long-term borrowings				
Bank loans:				
Bank loans (Roubles)	7-14%	2005-2009	**3,578,169**	1,314,093
Bank loans (Euro)	6.5-9%	2005-2007	**178,586**	355,397
Total bank loans			**3,756,755**	1,669,490
Bonds (Roubles)	13.67%	2006	**1,000,000**	1,000,000
Vendor financing:				
Vendor financing (Roubles)	6-11%	2005-2006	**260,206**	52,112
Vendor financing (US Dollars)	6.5-8%	2005-2007	**105,707**	172,058
Vendor financing (Euro)	6.8-7.35%	2005-2006	**251,152**	206,334
Total vendor financing			**617,065**	430,504
Promissory notes (Roubles)	6%	2005-2006	**699,230**	–
Less: Current portion of long-term borrowings			**(1,816,704)**	(604,320)
Total long-term borrowings			**4,256,346**	2,495,674

As of December 31, 2004 short-term borrowings included interest payable in the amount of 171,477 (2003 – 182,697).

As of December 31, 2004 bank loans are secured by property, plant and equipment with the carrying value of approximately 8,918,000 (2003 – 5,361,000).

(in thousands rubles)

19. Borrowings (continued)

As of December 31, 2004, long-term borrowings had the following maturity schedule:

Maturity date	Bank loans	Bonds	Vendor financing	Promissory notes	Total
2005	910,525	–	447,414	458,765	1,816,704
2006	269,116	1,000,000	165,980	240,465	1,675,561
2007	388,114	–	3,671	–	391,785
2008	709,000	–	–	–	709,000
2009	1,480,000	–	–	–	1,480,000
Total	**3,756,755**	**1,000,000**	**617,065**	**699,230**	**6,073,050**

The Company's borrowings are denominated in the following currencies:

Currency	2004	2003
Russian Roubles	**7,679,017**	3,672,196
US dollars	**571,651**	220,192
Euro	**619,935**	845,278
Japanese yen	**3,754**	2,696
Total	**8,874,357**	4,740,362

The Company has not entered into any hedging arrangements in respect of its foreign currency obligations or interest rate exposures.

Short-term Loans

Bank Loans

Most of short-term borrowings denominated in Roubles represent bank loans received to finance working capital. Most of these loans are collateralized with telecommunications equipment.

Sberbank

Short-term borrowings from Sberbank mostly represent rouble denominated loans received in 2003 - 2004. The agreements terminate in 2005. The loans attract interest at 10-13.5%. As of December 31, 2004, the outstanding amount was 889,886. The loans are collateralized with property, plant and equipment valued at 1,389,783

International Moscow Bank

In November 2003, the Company entered into a loan agreement with International Moscow Bank. The total amount of 500,623 was outstanding as of December 31, 2004. Interest is accrued at 11.25 - 12% per annum. The loan matures in February 2005. The loan is collateralized with property, plant and equipment valued at 2,253,578.

(in thousands rubles)

19. Borrowings (continued)

Short-term Loans (continued)

Bank Loans (continued)

Borskiy Commercial Bank

In October 2004, the Company entered into a loan agreement with LLC Borskiy Commercial Bank. The total amount of 15,000 was outstanding as of December 31, 2004. Interest is accrued at 13% per annum. The loan matures in October 2005. The loan is collateralized with property, plant valued at 31,845.

Vneshtorbank

The Company's short-term borrowings from OJSC "Vneshtorgbank" are represented by promissory notes loans signed in 2004. Amount outstanding as of December 31, 2004 is 900,000. Loans terminate in 2005. Discount on these notes ranged from 10 to 11%. The loans are not secured.

Sarovbusinessbank

The Company's short-term borrowings from OJSC "Sarovbusinessbank" are represented by promissory notes loan repayable in 2005. Amount outstanding as of December 31, 2004 is 200,000. The loan attracts interest at 10% per annum. The loan is not secured.

Vendor Financing

Alkatel

In 2001-2004 the Company entered into several agreements with Alkatel under which Alcatel delivered and installed telecommunication equipment. The related liability is denominated in Euro and US dollar. Part of these loans bears interest at 3.5-6 % per annum. Non-interest bearing loans as at December 31, 2004 were reported at the present value of future payments under the agreements using a discount factor of 6.8%, which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods and denominated in Euro. The amount outstanding as of December 31, 2004 is 11,478.

IskraTel

In 2001-2002 the Company entered into agreements with IskraTel in the total amount of 3,057 thousand Euro. The agreements are non-interest bearing. The liability as of December 31, 2004 was reported at the present value of the future payments under the agreements using a discount factor of 7%, which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2004 is 16,389.

(in thousands rubles)

19. Borrowings (continued)

Short-term Loans (continued)

Vendor Financing (continued)

Huawei

In 2001-2004 the Company entered into several agreements with Huawei in the total amount of 11,783 thousand US dollar. These agreements are non-interest bearing. The agreements do not provide for interest payments thus the amount of liability as at December 31, 2004 was reported at the present value of future payments under the agreements using a discount factor of 6.5% which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2004 is 9,789.

NPO ATS

In 2004 the Company entered into two agreements with NPO ATS denominated in USD for delivery of telecommunication equipment. The agreements do not provide for interest payments thus the amount of liability as at December 31, 2004 was reported at the present value of future payments using a discount factor of 6.5%, which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2004 is 19,948.

Long-term Borrowings

Bank Loans

Sberbank

Long-term borrowings from Sberbank mostly represent rouble denominated loans received in 2003-2004. The agreements terminate on 2006-2008. The loans attract interest at 12-13.5%. As of December 31, 2004, the outstanding amount was 3,231,018. The loans are secured with property, plant and equipment valued at 6,194,611.

Vnesheconombank

In 1995-1996, the Ministry of Finance of the Russian Federation (hereinafter, "the Ministry") provided long-term financing to the Company to purchase telecommunications equipment from various foreign vendors. Vnesheconombank acted as the agent on behalf of the Government of Russian Federation. Liabilities are denominated in Euro. As of December 31, 2004, the outstanding amount was 310,335, including 112,274 of current portion and 168,291 of interest. The interest under these agreements is accrued at floating rate Plafond C, which in 2004 approximated 6.50 %, plus 2 % per annum. The loan is not secured.

AK Bars

In October 2003 the Company entered into a loan agreement with OJSC "AK Bars" totalling to 185,000. The loan attracts interest at 14% per annum. As of December 31, 2004, the outstanding amount was 124,958. This agreement terminates on October 2006. The loan is secured with property, plant and equipment valued at 421,164.

(in thousands rubles)

19. Borrowings (continued)

Long-term Borrowings (continued)

Bank Loans (continued)

International Moscow Bank

In August 2004, the Company entered into a loan agreement with International Moscow Bank. The total amount of 39,508 was outstanding as of December 31, 2004. The loan attracts interest at 13.5% per annum. The loan matures in August 2006. The loan is secured with property, plant and equipment valued at 81,250.

Promissory Notes

Amdocs Billing Suite software was supplied in December 2004 by IBM Eastern Europe/Asia, in exchange for which the Company issued dollar denominated promissory notes in the amount of 721,394 of which 480,929 is due in 2005 and 240,465 is repayable in 2006.

Bonds

On February 2003, the Company registered the issue of 1,000,000 interest-bearing bonds, series VT-1, par value of 1,000 Roubles each. The bonds have 12 quarterly coupons. Coupon interest rate is set at 13.67% per annum. The bonds mature in 1,096 days from the date of issue.

The bonds provided put option which terminated on February 24, 2004. The bonds holders did not require the Company to redeem the bonds.

Vendor Financing

Alkatel

The Company's long-term liabilities to Alcatel Sel AG are represented by the amounts payable for the telecommunication equipment under contracts signed in 2004 and totalling to 267,621. The amounts payable under these agreements are denominated in Euro. The agreements bears an interest rate of 3.5%. Equipment received under these agreements is pledged to the supplier until the final payment is made.

Siemens AG

In 1997-2001 the Company entered into several agreements with Siemens AG totalling to 5,460 thousand Euro, under which Siemens AG delivered telecommunication equipment to the Company. The amounts payable under these agreements are denominated in Euro. The loans under the agreements attract interest at 6% per annum. Amount outstanding as of December 31, 2004 is 19,081.

(in thousands rubles)

19. Borrowings (continued)

Long-term Borrowings (continued)

Vendor Financing (continued)

BETO-Huawei

In 2004 the Company entered into several agreements with Beto-Huawei denominated in USD, under which it delivered telecommunication equipment to the Company. This agreement doesn't provide for interest payments thus the amount of liability as at December 31, 2004 was reported at the present value of future payments using a discount factor of 6.5%, which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2004 was 141,259.

Metrosvyaz Limited

In April 1999 the Company entered into agreement with Metrosvyaz Limited totalling 3,370,000 USD under which Metrosvyaz Limited delivered telecommunication equipment to the Company. This agreement doesn't provide for interest payments thus the amount of liability as at December 31, 2004 was reported at the present value of future payments using a discount factor of 11%, which approximates a weighted average interest rate on the Company's interest bearing borrowings obtained in appropriate periods. The amount outstanding as of December 31, 2004 was 99,262.

20. Finance Lease Obligations

The Company has finance lease contracts for telecommunication equipment. Future minimum lease payments under finance lease contracts together with the present value of the net minimum lease payments as of December 31, 2004 and 2003 are as follows:

	2004		2003	
	Minimum lease payments	Present value of payments	Minimum lease payments	Present value of payments
Current portion	**531,944**	**345,720**	510,111	321,109
2 to 5 years	**934,075**	**698,769**	717,399	520,394
Total minimum lease payments	**1,466,019**	**1,044,489**	1,227,510	841,503
Less amounts representing finance charges	**(421,530)**	–	(386,007)	–
Present value of minimum lease payments	**1,044,489**	**1,044,489**	841,503	841,503

(in thousands rubles)

20. Finance Lease Obligations (continued)

In 2004 and 2003, the Company's primary lessors were OJSC RTC-Leasing and LLC Promsvyazleasing. In 2004, the effective interest rate on lease liabilities ranged from 17.5% to 39% per annum (2003 - from 21% to 39%).

OJSC RTC-Leasing purchases telecommunication equipment from domestic and foreign suppliers and provides such equipment to the Company under finance lease agreements. The Company's obligations under finance leases to OJSC RTC-Leasing as of December 31, 2004 amounted to 929,232 (2003 – 622,444).

OJSC RTC-Leasing is entitled to adjust the lease payment schedule in the event of a change in certain economic conditions, in particular, a change in the refinancing rate of the Central Bank of the Russian Federation.

As of December 31, 2004 finance lease obligations denominated in foreign currency, mainly US dollars, amounted to 12,819 (2003 – 73,879).

21. Accounts Payable, Accrued Expenses and Advances Received

As of December 31, 2004 and 2003, the Company's accounts payable and other current liabilities comprised the following:

	2004	2003
Accounts payable for capital investments	**1,266,486**	831,568
Advances received from subscribers	**501,773**	455,021
Trade accounts payable	**358,955**	194,394
Salaries and wages	**366,046**	314,291
Accounts payable on acquisition of subsidiaries	–	184,042
Other accounts payable	**99,193**	166,300
Total	**2,592,453**	2,145,616

59,128 and 20,571 included in trade payables as of December 31, 2004 and 2003, respectively, are denominated in foreign currency, mainly Euro.

22. Taxes Payable

As of December 31, 2004 and 2003, taxes payable comprised the following:

	2004	2003
Value-added tax	**565,540**	459,286
Profits tax	**114,098**	6,913
Property tax	**102,282**	44,763
Sales tax	**81**	41,339
Unified social tax	**45,789**	125,239
Other taxes	**17,260**	64,605
Total	**845,050**	742,145

(in thousands rubles)

22. Taxes Payable (continued)

Included in value added tax payable is the amount of 374,786 (2003 – 303,803), which represents deferred value added tax, that is only payable to the tax authorities when the underlying receivables are recovered or written off.

23. Pension Obligations

In addition to statutory pension benefits, the Company also contributes to post-employment benefit plans, which covers most of its employees.

Defined contribution pension plans

For employees of certain branches, the Company provides post-employment benefits, which are classified as defined contribution pension plans. Non-government pension fund Telecom-Soyuz, which is related to the Company, maintains the plan.

Defined Benefit Pension Plans

Most employees are covered by defined benefit pension plan. The defined benefit pension plan provides old age retirement pension and disability pension. The plans provide for payment of retirement benefits starting from statutory retirement age, which are currently 55 for women and 60 for men. The benefits are based on a formula specific to each branch of the Company. According to the formula the benefits depend on a number of parameters, including the relative pay of participants and their length of service in the Company at retirement.

The benefits do not vest until and are subject to the employee retiring from the Company on or after the above-mentioned ages.

Non-government pension fund Telecom-Soyuz, which is related to the Company, maintains the defined benefit pension plan. The Company makes contributions to the pension fund in the amount set forth in the agreement with the pension fund.

The Company also provides several long-term employee benefits such as a death-in-service benefit and lump-sum payment upon retirement of a defined benefit nature.

Additionally the Company provides financial support of a defined benefit nature to its old age and disabled pensioners.

During 2004 the Company made 99,296 of contributions under its defined contribution and defined benefit pension plans (2003 – 74,153) that were expensed.

(in thousands rubles)

24. Revenues

Revenue for the year ended December 31, 2004 and 2003 comprised the following:

By revenue types	2004	2003
Long distance telephone services – domestic	**6,189,303**	4,953,061
Long distance telephone services – international	**821,065**	764,346
Local telephone calls	**5,493,216**	4,267,093
Installation and connection fees	**1,487,088**	1,422,122
Documentary services	**60,778**	51,292
Cellular services	**2,723,029**	2,090,214
Radio and TV broadcasting	**508,474**	416,123
Data transfer and telematics services	**186,985**	177,574
New services	**759,419**	444,191
Rent of telephone channels	**280,632**	221,453
Revenues from national operators	**1,128,805**	746,352
Other telecommunications services	**670,883**	591,083
Other revenues	**656,866**	581,234
Total	**20,966,543**	16,726,138

The Company identifies revenue by the following major customer groups:

Customer groups	2004	2003
Residential customers	**11,289,593**	9,045,017
Corporate customers	**7,143,513**	5,609,109
Government customers	**1,567,158**	1,152,943
Tariff compensation from the state budget	**966,279**	919,069
Total	**20,966,543**	16,726,138

(in thousands rubles)

25. Other Operating Expenses, net

Other operating expenses, net for the year ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Payments to Gossvyaznadzor	**(104,313)**	(56,311)
Fire and other security services	**(192,079)**	(146,085)
Business travel expenses and representation costs	**(54,737)**	(42,275)
Transportation services	**(29,550)**	(37,234)
Post services	**(11,570)**	(38,727)
Education expenses	**(43,725)**	(26,503)
Cost of goods sold	**(194,332)**	(256,300)
Rent of premises	**(179,934)**	(143,574)
Audit and consulting fees	**(84,432)**	(78,346)
Non-commercial partnership expenses (Note 33)	**(150,100)**	(135,804)
Advertising expenses	**(129,064)**	(105,775)
Insurance	**(85,048)**	(69,138)
Charitable contributions	**(81,994)**	(62,203)
Civil defence	**(26,822)**	(17,607)
Dealers commission fees	**(144,917)**	(82,517)
Bank services fees	**(47,574)**	(34,199)
Buildings maintenance	**(90,189)**	(55,364)
Auxiliary production services	**(30,243)**	(10,441)
Other expenses	**(329,521)**	(134,959)
Total	**(2,010,144)**	(1,533,362)

Other expenses include expenses related to research and advanced development, agent fees, fines and penalties, social expenditures, billing and cash collection from customers, cost of documentary, pay phone and other telecommunication services, representation expenses and other operating expenses.

26. Interest Expense, net

Interest expense, net for the year ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Interest income	**9,825**	13,089
Interest expense	**(437,708)**	(266,282)
Interest expense accrued on finance leases	**(216,075)**	(145,318)
Total	**(643,958)**	(398,511)

(in thousands rubles)

27. Gain/ (Loss) from Sale of Subsidiaries, Associates and Other Investments

Gain/ (loss) from sale of subsidiaries, associates and other investments for the year ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Gain (Loss) on sale of investments (see also Notes 7 and 8)	**80,989**	(17,866)
Other gain (loss) on investments	**1,169**	(34,613)
Dividend income	**5,986**	6,354
Total	**88,144**	(46,125)

28. Income Tax

Income tax charge for the years ended December 31, 2004 and 2003 comprised the following:

	2004	2003
Current income tax expense	**(1,145,707)**	(859,877)
Prior year income tax adjustments	**22,709**	(10,749)
Deferred income tax expense	**(44,259)**	(159,589)
Total income tax for the year	**(1,167,257)**	(1,030,215)

A reconciliation of the theoretical tax charge to the actual income tax charge is as follows:

	2004	2003
Profit before income tax and minority interest	**3,739,317**	3,138,511
Statutory income tax rate	**24%**	24%
Theoretical tax charge at statutory income tax rate	**(897,436)**	(753,243)
Increase (decrease) resulting from the effect of:		
Prior-year income tax adjustments	**22,709**	(10,749)
Non-taxable income	**43,527**	34,224
Other permanent differences	**(336,057)**	(300,447)
Total income tax charge for the year at the effective rate of 31% (2003 - 33%)	**(1,167,257)**	(1,030,215)

(in thousands rubles)

28. Income Tax (continued)

The composition of deferred income tax assets and liabilities as of December 31, 2004 and 2003 was as follows:

	2004	2003
Deferred tax assets:		
Accounts payable and accrued expenses	**72,948**	26,289
Accounts receivable	**181,183**	91,267
Loans and borrowings	**100,216**	76,343
Finance lease	**–**	19,786
Deferred tax asset, total	**354,347**	213,685
Deferred tax liabilities:		
Property, plant and equipment	**(1,333,734)**	(1,107,375)
Inventory	**(8,677)**	(7,622)
Investment valuation effect	**(5,505)**	(55,694)
Finance lease	**(3,220)**	–
Deferred income tax liability, total	**(1,351,136)**	(1,170,691)
The above differences resulted in:		
Deferred tax asset	**24,814**	54,104
Deferred tax liability	**(1,021,603)**	(1,011,110)

The movement in deferred tax asset for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
Deferred tax asset, at January 1	**54,104**	1,088
Deferred tax income (expense)	**(29,290)**	(7,506)
Share in deferred income tax of acquired companies	**–**	60,522
Net deferred tax asset, at December 31	**24,814**	54,104

The movement in net deferred tax liability for the years ended December 31, 2004 and 2003 was as follows:

	2004	2003
Deferred tax liability, net at January 1	**(1,011,110)**	(859,027)
Deferred tax expense	**(14,969)**	(152,083)
Share in deferred income tax of acquired companies	**–**	–
Deferred tax liabilities of subsidiaries disposed	**4,476**	–
Net deferred tax liability at December 31	**(1,021,603)**	(1,011,110)

(in thousands rubles)

29. Earnings per Share

Basic earnings per share amounts are calculated by dividing the net income attributable to participating shareholders by the weighted average number of ordinary and preference shares in issue during the period.

	2004	2003
Weighted average number of preference shares outstanding (thousands)	**81,983**	81,983
Weighted average number of ordinary shares outstanding (thousands)	**245,970**	245,970
Weighted average number of ordinary and preference shares outstanding (thousands)	**327,953**	327,953
Net profit	**2,478,997**	1,997,029
Earning per share, (basic/diluted)	7.56	6.09

There are no dilutive instruments. Accordingly basic earnings per share equal the diluted earnings per share.

30. Dividends Declared and Proposed for Distribution

Dividends paid to shareholders are determined by the Board of Directors and declared and officially approved at the annual shareholders' meeting. Earnings available for dividends are limited to profits determined in accordance with the Russian statutory accounting regulations. Dividends are accrued in the year they are declared and approved.

Dividends declared and approved during the year:

	2004	2003
Dividends on ordinary shares – 0.9186 Roubles per share (for 2003 – 0.7066 Roubles per share)	**225,948**	173,802
Dividends on preference shares – 2.4510 Roubles per share (for 2003 – 1.7954 Roubles per share)	**200,941**	147,193
Total	**426,889**	320,995

Dividends declared and approved subsequent to December 31, 2004 (See Note 35 "Subsequent events"):

Dividends on ordinary shares – 1.3779 Roubles per share	338,921
Dividends on preference shares – 2.5082 Roubles per share	205,631
Total	**544,552**

31. Contingencies and Operating Risks

Operating Environment of the Company

The Russian economy while deemed to be of market status continues to display certain characteristics consistent with that of a market in transition. These characteristics include, but are not limited to, relatively high inflation and the existence of currency controls which cause the national currency to be illiquid outside of Russia. The stability of the Russian economy will be significantly impacted by the government's policies and actions with regards to supervisory, legal, and economic reforms.

Management cannot predict what effect changes in fiscal, political or tariff policies may have on the Company's current financial position or its ability to make future investments in property, plant and equipment. The consolidated financial statements do not include any adjustments that might result from these uncertainties. Related effects will be reported in the financial statements as they become known and estimable.

Taxation

Russian tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. Management's interpretation of such legislation as applied to the transactions and activity of the Company may be challenged by the relevant regional and federal authorities. Recent events within the Russian Federation suggest that the tax authorities are taking a more assertive position in its interpretation of the legislation and assessments and as a result, it is possible that transactions and activities that have not been challenged in the past may be challenged. As such, significant additional taxes, penalties and interest may be assessed. It is not practical to determine the amount of unasserted claims that may manifest, if any, or the likelihood of any unfavourable outcome. Fiscal periods remain open to review by the authorities in respect of taxes for three calendar years preceding the year of review. Under certain circumstances reviews may cover longer periods.

As of December 31, 2004 management believes that its interpretation of the relevant legislation is appropriate and that it is probable that the Company's tax, currency and customs positions will be sustained. The Company intends to defend its position on these issues. As at December 31, 2004 the financial statements do not contain adjustments which may become necessary because of these uncertainties and positions assumed by the Company.

In February 2005 tax authorities raised significant claim against one of the companies of OJSC "Svyazinvest" Group, as a result of tax examination of the company's operations for the years 2002-2003.

The Company does not expect similar claims since aforementioned company disagreed with the claim raised by tax authorities, brought the case before the court to contest tax authorities' claim, and estimated the probability of winning the claim as high. Additionally, the tax authorities carried out examination in other companies of the OJSC "Svyazinvest" Group for the same periods, and claims raised against them were insignificant.

(in thousands rubles)

31. Contingencies and Operating Risks (continued)

Insurance Coverage

During 2004, the Company did not maintain insurance coverage on a significant part of its property, plant and equipment, business interruption losses, or third party liability in respect of property or environmental damage arising from accidents relating to the Company's property or the Company's operations. Until the Company obtains adequate insurance coverage, there is a risk that losses resulting from destruction of certain assets could have a material adverse effect on the Company's operations and financial position.

Legal Proceeding

The Russian legal system is characterized by (1) inconsistencies between and among laws, Presidential decrees, and Russian governmental, ministerial and local orders, decisions, and resolutions and other acts; (2) conflicting local, regional and federal rules and regulations; (3) the lack of judicial and administrative guidance on interpreting legislation; (4) the relative inexperience in legislation interpretation; and (5) a high degree of discretion on the part of governmental authorities.

Management is unable to estimate what developments may occur in respect if the Russian legal system or the resulting effect of any such developments on the Company's financial condition or future results of operations.

In July 2005 the Ministry of Finance of the Russian Federation filed a claim against the Company demanding immediate repayment of debts outstanding to Vnesheconombank as of July 12, 2005 in the amount of 228,972 (6,637 thousand euro).

In addition, during the year the Company was involved in a number of court proceedings (both as a plaintiff and a defendant) arising in the ordinary course of business. In the opinion of management, except as described above, there are no current legal proceedings of other claims outstanding, which could have a material effect on the result of operations or financial position of the Company and which have not been accrued or disclosed in these consolidated financial statements.

Licenses

Substantially all of the Company's revenues are derived from operations conducted pursuant to licenses granted by the Russian Government. These licenses expire in various years ranging from 2005 to 2012. The Company has renewed these licenses on a regular basis in the past, and believes that it will be able to renew licenses without additional cost in the normal course of business. Suspension or termination of the Company's main licenses or any failure to renew any or all of these main licenses could have a material adverse effect on the financial position and operations of the Company.

Guarantees Issued

The Company guaranteed credit line facilities provided by Sberbank to OJSC “RTC-Leasing”, a lessor of telecommunication equipment, as of December 31, 2004 (Note 20). The guarantees amounted to 1,308,567 (2003 – 1,236,657).

(in thousands rubles)

32. Commitments

Capital Investments

As of December 31, 2004 the Company has commitments of 109,794 for capital investments into modernization and expansion of its network.

33. Balances and Transactions with Related Parties

For the purposes of these financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Related parties may enter into transactions which unrelated parties might not, and transactions between related parties may not be effected on the same terms, conditions and amounts as transactions between unrelated parties.

The nature of the related party relationships for those related parties with whom the Company entered into significant transactions or had significant balances outstanding at December 31, 2004 are detailed below.

Transactions with Government Organizations

Government organizations are a significant element in the Company's customer base, purchasing services both directly through numerous authorities and indirectly through their affiliates. Certain entities financed by the Government budget are users of the Company's network. These entities are generally charged lower tariffs as approved by the Federal Antimonopoly Agency than those charged to other customers. In addition, the Government may by law require the Company to provide certain services to the Government in connection with national security and the detection of crime.

Government subscribers accounted for approximately 51% of gross trade accounts receivable as of December 31, 2004 (2003 – 41%). Amounts outstanding from government subscribers, including debt of social security organizations with regard to compensation of expenses related to granting privileges to certain category of subscribers, as of December 31, 2004 amounted to 1,242,742 (2003 – 745,511) (see Note 12).

OJSC Svyazinvest

The Company's parent entity - OJSC "Svyazinvest" - was wholly owned by the Russian Government until July 1997 when the Government sold 25% plus one share of the Charter Capital of OJSC "Svyazinvest" to the private sector.

An effectively operating telecommunications and data transmission facility is of great importance to Russia for various reasons including economic, strategic and national security considerations. Consequently, the Government has and may be expected to continue to exercise significant influence over the operations of OJSC "Svyazinvest" and its subsidiary companies.

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

OJSC Svyazinvest (continued)

The Government's influence is not confined to its share holdings in OJSC "Svyazinvest". It has general authority to regulate tariffs, including domestic long distance tariffs. In addition, the Ministry of Information Technologies and Communications of the Russian Federation has control over the licensing of providers of telecommunications services.

In 2003 the Company repaid two loans to OJSC "Svyazinvest" in amount of 62,526. The Company did not receive or repaid any loans from its parent entity during 2004.

OJSC Rostelecom

OJSC "Rostelecom", a majority owned subsidiary of OJSC "Svyazinvest", is the primary provider of domestic long distance and international telecommunications services in the Russian Federation. The annual expense associated with traffic carried by OJSC "Rostelecom" and terminated outside of the Company's network is stated as interconnection charges. Further, OJSC "Rostelecom" uses the Company's network to provide incoming long-distance and international traffic to its subscribers and partner operators.

Transactions undertaken by the Company with OJSC "Rostelecom" reported in the accompanying consolidated financial statements as at December 31, 2004 and 2003 and for the years then ended are presented in the following tables.

Sale of Services

During the year ended December 31, 2004 and 2003 the Company rendered significant amount of services to the following related parties:

Related party	Relationship	Type of sales	Price determination method	2004	2003
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication service	Regulated tariff	**790,363**	192,091
CJSC Rostelegraph	Controlled by OJSC Svyazinvest	Telecommunication service	Regulated tariff	**51,470**	–
CJSC Samara Telecom	Associate company	Telecommunication services, rent of premises	Arms' length terms	**33,375**	27,255
CJSC Sotel-NN	Associate company	Telecommunication services, rent of premises	Arms' length terms	**6,178**	3,455
CJSC Tsifrovye seti Udmurtii - 900	Associate company	Telecommunication services, rent of premises	Arms' length terms	**5,864**	11,254
CJSC Nizhegorodsky Radiotelephone	Associate company	Telecommunication services, transportation services	Arms' length terms	**4,406**	2,035
CJSC Chuvashia Mobile	Associate company	Telecommunication services, rent of premises	Arms' length terms	**4,168**	2,681

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

Purchases

During the year ended December 31, 2004 and 2003 the following related parties rendered significant amount of services to the Company:

Related party	Relationship	Type of sales	Price determination method	2004	2003
CJSC Transsvyaz	Associate company	Construction works	Arms' length terms	**1,265**	5,889
CJSC Samara Telecom	Associate company	Telecommunication services, rent of premises	Arms' length terms	**6,474**	683
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication services	Regulated tariff	**1,905,386**	1,377,380
CJSC Rostelegraph	Controlled by OJSC Svyazinvest	Telecommunication services	Regulated tariff	**48,830**	–

Balances with Related Parties

As of December 31, 2004 and 2003 significant balances with related parties were as follows:

Accounts receivable:

Related party	Relationship	Type of receivables	2004	2003
CJSC Samara Telecom	Associate company	Telecommunication services	**7,005**	1,218
CJSC Sotel-NN	Associate company	Telecommunication services, repair services, transportation services	**5,438**	787
CJSC Nizhegorodsky Radiotelephone	Associate company	Rent and transportation services	**4,507**	731
CJSC Rostelegraph	Controlled by OJSC Svyazinvest	Telecommunication services	**2,953**	–
CJSC Chuvashia Mobile	Associate company	Telecommunication services, rent and transportation services	**1,549**	55
CJSC Rusleasingsvyaz	Controlled by OJSC Svyazinvest	Finance lease	**1,485**	–
CJSC Tsifrovye seti Udmurtii - 900	Associate company	Telecommunication services, other services	**792**	1,213

Accounts payable:

Related party	Relationship	Type of receivables	2004	2003
OJSC Rostelecom	Controlled by OJSC Svyazinvest	Telecommunication services	**110,965**	47,144
CJSC Rusleasingsvyaz	Controlled by OJSC Svyazinvest	Finance lease	**1,921**	1,656
CJSC Rostelegraph	Controlled by OJSC Svyazinvest	Telecommunication services	**1,848**	–

(in thousands rubles)

33. Balances and Transactions with Related Parties (continued)

Non-Commercial Partnership Centre for Research of Problems in Development of Telecommunications

Non-commercial partnership Centre for Research of the Problems in Development of Telecommunications (hereinafter "the Partnership") is an entity OJSC Svyazinvest controls through its subsidiaries. The Company has an agreement with the Partnership, under which it provides funding for industry research and common administrative activities on behalf of the Company and other subsidiary and associates of OJSC "Svyazinvest". Payments to the Partnership included in other operating expenses in the accompanying consolidated statement of operations for the year ended December 31, 2004 amounted to 150,100 (2003 – 135,804).

NPF Telecom-Soyuz

The Company has a number of pension agreements with NPF Telecom-Soyuz (see Note 23 "Pension Plans and Employee Benefits"). OJSC "Svyazinvest" holds the majority in the Board of Directors of NPF Telecom-Soyuz ("the Fund"). Payments from the Company to the Fund in 2004 amounted to 69,914 (2003 – 68,686).

Compensation to Key Management Personnel

Key management personnel comprise members of the Management Board and the Board of Directors of the Company, totalling 27 and 23 persons as of December 31, 2004 and 2003, respectively. Total compensation to key management personnel included in "Wages, salaries, other employee benefits and payroll taxes" in the statement of operations amounted to approximately 64,000 and 27,000 for the years ended December 31, 2004 and 2003, respectively.

Compensation to key management personnel comprises of contractual salary, performance bonus depending on operating results and payments for non-government pension benefits.

34. Financial Instruments

Fair Value

Fair value of a financial instrument is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm's length transaction (except for forced sale or liquidation). Market prices are considered to be the best evidence of fair value.

Management believes that the carrying values of monetary assets and liabilities approximate their fair values. Balance sheet items denominated in foreign currency have been translated into Roubles using the corresponding exchange rate prevailing at the reporting date.

Carrying value of cash and cash equivalents approximate their fair value due to their short-term character and minimal credit risks.

(in thousands rubles)

34. Financial Instruments (continued)

Credit Risk

Credit risk is the risk that a counter-party will fail to discharge an obligation and cause the Company to incur a financial loss.

Financial assets, which are potentially subject to credit risk, consist principally of trade receivables. The carrying amount of accounts receivable, net of provision for impairment of receivables, represents the maximum amount exposed to credit risk.

The Company has no significant concentrations of credit risk due to significance of the client base and regular monitoring procedures over customers' and other debtors' ability to pay debts. A part of accounts receivable is represented by state and other non-commercial organizations. Recovery of this debt is influenced by political and economic factors, however, management believes that as of December 31, 2004 there is no significant risk of loss to the Company beyond the provision already recorded.

The Company places cash on bank accounts in a number of Russian commercial financial institutions. Insurance of bank accounts is not provided by financial institutions operating in Russia. To manage credit risk the Company places cash in different financial institutions, and the Company's management analyzes risk of default of these financial institutions on a regular basis.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in exchange rates will adversely affect items in the Company's statement of operations, balance sheet and/or cash flows. Foreign currency denominated liabilities (see Notes 19, 20 and 21) give rise to foreign exchange exposure.

The Company does not have arrangements to mitigate foreign exchange risks of the Company's operations.

For the period from January 1, 2003 to December 31, 2004 exchange rate of the Russian Ruble to US Dollar increased by approximately 13% and exchange rate of the Russian Ruble to Euro decreased by approximately 14%. Possible decrease in the exchange rate of the Russian Ruble will lead to an increase in the amount of the Company's borrowings, as well as will cause difficulties in attraction of funds including funds required for refinancing of existing debt.

Interest Rate Risk

Interest rate risk is the risk that changes in market interest rates may negatively impact the Company's financial results.

(in thousands rubles)

34. Financial Instruments (continued)

Interest Rate Risk (continued)

The following table presents as of December 31, 2004 and 2003 the carrying amount by maturity of the Company's financial instruments that are exposed to interest rate risk:

As of December 31, 2003:	< 1 year	1-5 years	> 5 years	Total
Fixed rate				
Short-term obligations	1,498,821	–	–	1,498,821
Long-term obligations	461,486	2,375,407	42,688	2,879,581
Finance lease obligations	321,109	520,394	–	841,503
Floating rate				
Short-term obligations	141,547	–	–	141,547
Long-term obligations	142,834	77,579	–	220,413

As of December 31, 2004:	< 1 year	1–5 years	> 5 years	Total
Fixed rate				
Short-term obligations	**2,601,606**	–	–	**2,601,606**
Long-term obligations	**1,704,430**	**3,206,288**	**20,288**	**4,931,006**
Finance lease obligations	**345,720**	**698,769**	–	**1,044,489**
Floating rate				
Short-term obligations	**199,701**	–	–	**199,701**
Long-term obligations	**112,274**	**1,029,770**	–	**1,142,044**

Interest on financial instruments classified as fixed rate is fixed until maturity of the instrument. The other financial instruments of the Company that are not included into the above tables are non-interest bearing and are therefore not subject to interest rate risk.

The Company has no significant interest-bearing assets.

35. Subsequent Events

Sale of investments

In March 2005 the Company sold its 16.9% share in CJSC "Samarasvyazinform" to a private individual for 21,773.

In March 2005 the Company disposed of its 32.4% share in OJSC "Telesot" for 14,404.

Purchase of CJSC "RTCOM"

On March 9, 2005 in accordance with the decision of the Board of Directors dated December 22, 2004 the Company acquired 100% stake in CJSC "RTCOM" (8,248 ordinary shares) for 10,000. The subsidiary was purchased for the purpose of rendering cellular services in Mordovia region as part of the Company's mobile business development program.

(in thousands rubles)

35. Subsequent Events (continued)

Purchase of share in OJSC "Svyazintek"

In accordance with the resolution of the extraordinary meeting of the Company's shareholders held on February 14, 2005 the Company acquired 13% of shares in OJSC "Svyazintek" for 19.5.

OJSC "Svyazintek" was established in 2005 for implementation of Amdocs billing software in the companies of OJSC "Svyazinvest" Group.

Purchase of LLC "Nizhegorodsky teleservice"

In July 2005 the Company acquired 100% stake in LLC "Nizhegorodsky teleservice" from LLC "Invekt" for 43,728. The purchase was approved by the Board of Directors in May 2005. The subsidiary provides data transmission and telematics services.

Loan agreements

During January-June 2005 the Company obtained new bank loans and issued promissory notes in total amount of 3,518,747 and repaid bank loans and promissory notes in amount of 2,584,978. New loans attract interest at 10-13.5% per annum.

Dividends

On June 28, 2005 the general meeting of the Company's shareholders approved dividends for 2004 in the amount of 2.5082 roubles per preference share and 1.3779 roubles per ordinary share. Total dividends declared amounted to 205,631 and 338,921 for preference and ordinary shares, respectively. Dividends for the year ended December 31, 2004, are payable during 2005 and will be accrued in the financial statements for the year ended December 31, 2005 (see also Note 30 "Dividends Declared and Proposed for Distribution").

Telecommunication Reform

In 2005, within the framework of government efforts to restructure the telecommunication industry (liberalization of the telecommunication market) the Company will be providing domestic and international long-distance communication services on the basis of restructured relations with OJSC Rostelecom. These relations will be regulated by an agreement to assist in provision of domestic and international long-distance communication services and an agreement on interconnection to telecommunications lines.

Under the assistance agreement, the Company will provide access to domestic and international long-distance communication services of OJSC "Rotelecom", keep records and rating of provided services and receive payments for them, and also claim accounts receivable. The Company's revenue under the assistance agreement will be formed by fees paid by OJSC Rostelecom.

Under the interconnection agreement, the Company will provide to OJSC Rostelecom traffic transmission services (call initiation and completion, traffic transit to/from interconnected operator networks).

The Company expects that the modified interaction framework will result in a decrease in both revenue and expenses, but the profit will remain at the previous level.

35. Subsequent Events (continued)

Unified Social Tax

Federal Law No. 70-FZ dated July 20, 2004 amended article 24 of the Tax Code of the Russian Federation stipulates the reduction of unified social tax rate effective from January 1, 2005.

The reduction of the unified social tax rate from 35.6% to 26% will lead to a decrease in the amount of the unified social tax, a decrease in operating expenses, and an increase in net profit of the Company.

Summary of the Certificate No. 20362
on the Record in the Uniform State Register
of Legal Entities
(the "Certificate")

The Certificate No. 20362 issued on June 28, 2002 provides the confirmation of state registration of VolgaTelecom OJSC on December 15, 1993.

(Original document in Russian is attached herewith)

РОССИЙСКАЯ ФЕДЕРАЦИЯ

НИЖНИЙ НОВГОРОД

Администрация
города Нижнего Новгорода

Комитет
по управлению городским имуществом
и земельными ресурсами

НИЖЕГОРОДСКАЯ РЕГИСТРАЦИОННАЯ ПАЛАТА

СВИДЕТЕЛЬСТВО

о государственной регистрации юридического лица

№ 20362

Открытое акционерное общество "ВолгаТелеком"

(полное фирменное наименование)

ОАО "ВолгаТелеком"

(сокращенное наименование)

Дата регистрации 15 декабря 1993 г.

Регистрационный номер 448 (Городской отдел НРП)

(порядковый № в журнале регистрации)

Место нахождения Российская Федерация, 603000, г.Нижний Новгород, пл.М.Горького, Дом связи

Настоящее свидетельство дает право осуществлять хозяйственную деятельность
в соответствии с учредительными документами
в рамках действующего законодательства Российской Федерации

Председатель Палаты Н.Н.Шелыганова

М.П.

Дата выдачи 28 июня 2002 г.

Серия НРП-НН № 20362

Summary of the Certificate No. 1025203014781
on the Record in the Unified State Register
of Legal Entities
(the "Certificate")

The Certificate No. 1025203014781 issued on August 01, 2002 provides confirmation of including VolgaTelecom OJSC in the Unified State Register of Legal Entities as a legal entity registered before July 1, 2002.

(*Original document in Russian is attached herewith)*

Форма № | Р | 5 | 7 | 0 | 0 | 1 |

Министерство Российской Федерации по налогам и сборам

СВИДЕТЕЛЬСТВО

о внесении записи в Единый государственный реестр юридических лиц о юридическом лице, зарегистрированном до 1 июля 2002 года

Настоящим подтверждается, что в соответствии с Федеральным законом «О государственной регистрации юридических лиц» на основании представленных сведений в Единый государственный реестр юридических лиц внесена запись о юридическом лице, зарегистрированном до 1 июля 2002 года

Открытое акционерное общество "ВолгаТелеком"
(полное наименование юридического лица с указанием организационно-правовой формы)

ОАО "ВолгаТелеком"
(сокращенное наименование юридического лица)

ОАО "ВолгаТелеком"
(фирменное наименование)

зарегистрировано Комитет по управлению городским имуществом и земельными ресурсами администрации г. Н.Новгорода
(наименование регистрирующего органа)

15 (дата) декабря (месяц прописью) 1993 (год) № 448

за основным государственным регистрационным номером | 1 | 0 | 2 | 5 | 2 | 0 | 3 | 0 | 1 | 4 | 7 | 8 | 1 |

Дата внесения записи 01 (дата) августа (месяц прописью) 2002 (год)

Инспекция МНС России по Нижегородскому району г.Н.Новгорода
(Наименование регистрирующего органа)

Заместитель руководителя инспекции,
советник налоговой службы РФ II ранга Л.А. Лаптева
(подпись, ФИО)

МП

серия 52 № 001480204

IX-3

Summary of the Certificate No. 2035205393771
on the Record in the Uniform State Register
of Legal Entities
(the "Certificate")

The Certificate No. 2035205393771 issued on March 31, 2003 provides confirmation of the amendments to the charter documents of VolgaTelecom OJSC.

(*Original document in Russian is attached herewith)*

Форма № | Р | 5 | 0 | 0 | 0 | 3 |

52 001000827

Министерство Российской Федерации по налогам и сборам

СВИДЕТЕЛЬСТВО

о внесении записи в Единый государственный реестр юридических лиц

Настоящим подтверждается, что в соответствии с Федеральным законом «О государственной регистрации юридических лиц» в единый государственный реестр юридических лиц внесена запись о

Государственная регистрация изменений, вносимых в учредительные документы юридического лица

Открытое акционерное общество "ВолгаТелеком"
(полное наименование юридического лица с указанием организационно-правовой формы)

ОАО "ВолгаТелеком"
(сокращенное наименование юридического лица)

ОАО "ВолгаТелеком"
(фирменное наименование)

Основной государственный регистрационный номер

1	0	2	5	2	0	3	0	1	4	7	8	1

31 (дата) марта (месяц прописью) 2003 (год) **за государственным регистрационным номером**

2	0	3	5	2	0	5	3	9	3	7	7	1

Инспекция МНС России по Нижегородскому району г.Н.Новгорода.
(Наименование регистрирующего органа)

Заместитель руководителя инспекции МНС России

Е.В.Чернышевская
(подпись, ФИО)

МП

серия 52 № 001000827

IX-4

Summary of the Certificate No. 2045207462177
on the Record in the Uniform State Register
of Legal Entities
(the "Certificate")

The Certificate No. 2045207462177 issued on June 28, 2004 provides confirmation of the amendments to the charter documents of VolgaTelecom OJSC.

(*Original document in Russian is attached herewith)*

Форма № Р50003

Министерство Российской Федерации по налогам и сборам

СВИДЕТЕЛЬСТВО

о внесении записи в Единый государственный реестр юридических лиц

Настоящим подтверждается, что в соответствии с Федеральным законом «О государственной регистрации юридических лиц» в единый государственный реестр юридических лиц внесена запись о государственной регистрации изменений, вносимых в учредительные документы юридического лица

Открытое акционерное общество "ВолгаТелеком"
(полное наименование юридического лица с указанием организационно-правовой формы)

ОАО "ВолгаТелеком"
(сокращенное наименование юридического лица)

ОАО "ВолгаТелеком"
(фирменное наименование)

Основной государственный регистрационный номер 1025203014781

28 (дата) июня (месяц прописью) 2004 (год) **за государственным регистрационным номером**

2045207462177

Инспекция МНС России по Нижегородскому району г.Н.Новгорода
(Наименование регистрирующего органа)

Начальник отдела в инспекции Тимофеева С. А.
(подпись, ФИО)

МП

серия 52 № 002987949

IX-5

Summary of the Certificate No. 2055238040163
on the Record in the Uniform State Register
of Legal Entities
(the "Certificate")

The Certificate No. 2055238040163 issued on April 6, 2005 provides confirmation of the amendments to the information about VolgaTelecom OJSC not connected with amendments to the charter documents.

(*Original document in Russian is attached herewith)*

Форма № | Р | 5 | 0 | 0 | 0 | 3 |

Министерство Российской Федерации по налогам и сборам

СВИДЕТЕЛЬСТВО

о внесении записи в Единый государственный реестр юридических лиц

Настоящим подтверждается, что в соответствии с Федеральным законом «О государственной регистрации юридических лиц» в единый государственный реестр юридических лиц внесена запись о внесении в государственный реестр изменений в сведения о юридическом лице, не связанных с внесением изменений в учредительные документы

Открытое акционерное общество "ВолгаТелеком"

(полное наименование юридического лица с указанием организационно-правовой формы)

ОАО "ВолгаТелеком"

(сокращенное наименование юридического лица)

ОАО "ВолгаТелеком"

(фирменное наименование)

Основной государственный регистрационный номер | 1 | 0 | 2 | 5 | 2 | 0 | 3 | 0 | 1 | 4 | 7 | 8 | 1 |

06 (дата) апреля (месяц прописью) 2005 (год) **за государственным регистрационным номером**

| 2 | 0 | 5 | 5 | 2 | 3 | 8 | 0 | 4 | 0 | 1 | 6 | 3 |

Инспекция Федеральной налоговой службы по Нижегородскому району г.Нижнего Новгорода

(Наименование регистрирующего органа)

Начальник отдела в инспекции

С.А.Тимофеева

(подпись, ФИО)

МП

серия 52 № 003001514

IX-6

Summary of the Certificate No. 2055238093502
on the Record in the Uniform State Register
of Legal Entities
(the "Certificate")

The Certificate No. 2055238093502 issued on July 8, 2005 provides confirmation of the amendments to the charter documents of VolgaTelecom OJSC.

(*Original document in Russian is attached herewith)*

52 002112687

Форма № | Р | 5 | 0 | 0 | 0 | 3 |

Министерство Российской Федерации по налогам и сборам

СВИДЕТЕЛЬСТВО

о внесении записи в Единый государственный реестр юридических лиц

Настоящим подтверждается, что в соответствии с Федеральным законом «О государственной регистрации юридических лиц» в единый государственный реестр юридических лиц внесена запись о государственной регистрации изменений, вносимых в учредительные документы юридического лица

Открытое акционерное общество "ВолгаТелеком"
(полное наименование юридического лица с указанием организационно-правовой формы)

ОАО "ВолгаТелеком"
(сокращенное наименование юридического лица)

ОАО "ВолгаТелеком"
(фирменное наименование)

Основной государственный регистрационный номер | 1 | 0 | 2 | 5 | 2 | 0 | 3 | 0 | 1 | 4 | 7 | 8 | 1 |

08 (дата) июля (месяц прописью) 2005 (год) **за государственным регистрационным номером**

| 2 | 0 | 5 | 5 | 2 | 3 | 8 | 0 | 9 | 3 | 5 | 0 | 2 |

Инспекция Федеральной налоговой службы по Нижегородскому району г.Нижнего Новгорода
(Наименование регистрирующего органа)

Заместитель руководителя инспекции МНС России

Е.В.Чернышевская
(подпись, ФИО)

МП

серия 52 № 002112687

Summary of the Certificate No. 2055238200554
on the Record in the Uniform State Register
of Legal Entities
(the "Certificate")

The Certificate No. 2055238200554 issued on December 26, 2005 provides confirmation of the amendments to the information about VolgaTelecom OJSC not connected with amendments to the charter documents.

(Original document in Russian is attached herewith)

Форма № | Р | 5 | 0 | 0 | 0 | 3 |

Министерство Российской Федерации по налогам и сборам

СВИДЕТЕЛЬСТВО

о внесении записи в Единый государственный реестр юридических лиц

Настоящим подтверждается, что в соответствии с Федеральным законом «О государственной регистрации юридических лиц» в единый государственный реестр юридических лиц внесена запись о внесении в государственный реестр изменений в сведения о юридическом лице, не связанных с внесением изменений в учредительные документы

Открытое акционерное общество "ВолгаТелеком"
(полное наименование юридического лица с указанием организационно-правовой формы)

ОАО "ВолгаТелеком"
(сокращенное наименование юридического лица)

ОАО "ВолгаТелеком"
(фирменное наименование)

Основной государственный регистрационный номер | 1 | 0 | 2 | 5 | 2 | 0 | 3 | 0 | 1 | 4 | 7 | 8 | 1 |

26 (дата) декабря (месяц прописью) 2005 (год) **за государственным регистрационным номером**

| 2 | 0 | 5 | 5 | 2 | 3 | 8 | 2 | 0 | 0 | 5 | 5 | 4 |

Инспекция Федеральной налоговой службы по Нижегородскому району г.Нижнего Новгорода
(Наименование регистрирующего органа)

Заместитель руководителя инспекции ФНС России

Е.В.Чернышевская
(подпись, ФИО)

МП

серия 52 № 002151119

IX-8

Summary of the Certificate No. 2065260164870
on the Record in the Uniform State Register
of Legal Entities
(the "Certificate")

The Certificate No. 2065260164870 issued on July 4, 2006 provides confirmation of the amendments to the charter documents of VolgaTelecom OJSC.

(*Original document in Russian is attached herewith)*

Форма № | Р | 5 | 0 | 0 | 0 | 3 |

Федеральная налоговая служба

СВИДЕТЕЛЬСТВО

о внесении записи в Единый государственный реестр юридических лиц

Настоящим подтверждается, что в соответствии с Федеральным законом «О государственной регистрации юридических лиц» в единый государственный реестр юридических лиц внесена запись о государственной регистрации изменений, вносимых в учредительные документы юридического лица

Открытое акционерное общество "ВолгаТелеком"

(полное наименование юридического лица с указанием организационно-правовой формы)

ОАО "ВолгаТелеком"

(сокращенное наименование юридического лица)

ОАО "ВолгаТелеком"

(фирменное наименование)

Основной государственный регистрационный номер | 1 | 0 | 2 | 5 | 2 | 0 | 3 | 0 | 1 | 4 | 7 | 8 | 1 |

04 (дата) июля (месяц прописью) 2006 (год) **за государственным регистрационным номером**

| 2 | 0 | 6 | 5 | 2 | 6 | 0 | 1 | 6 | 4 | 8 | 7 | 0 |

Инспекция Федеральной налоговой службы по Нижегородскому району г.Нижнего Новгорода

(Наименование регистрирующего органа)

Заместитель руководителя инспекции ФНС России

С.Э.Исхакова

(подпись, ФИО)

МП

серия 52 №003261122

Типография №12 с Петербург 2005 г Уровень В»

X-1

APPROVED by
Annual general meeting of shareholders of
Open Joint Stock Company
"VolgaTelecom"
June 26, 2006
Minutes № 6 of June 27, 2006

Chairman of the meeting,
OJSC "VolgaTelecom" General Director
________________________S.V. Omelchenko

ANNUAL STATEMENT of
OJSC "VOLGATELECOM"

FOR YEAR 2005

Nizhny Novgorod city,

2006

TABLE OF CONTENTS

INFORMATION ABOUT THE COMPANY

Full brand name
Open Joint Stock Company "VolgaTelecom"

Location
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi

The date of state registration of the Company and the registration number
Certificate of state registration НРП-НН № 203362 of June 28, 2002; state registration number 448.

OJSC "VolgaTelecom" was registered in united state register of legal entities by the Inspection of Russia's Ministry of Taxation for Nizhegorodskyi district of Nizhny Novgorod city on August 1, 2002 under the basic state registration number 1025203014781.

The Company was registered by Order of the head of administration of Nizhny Novgorod city № 1605-p of December 15, 1993 as OJSC "Nizhegorodsvyazinform" as a result of privatization of state enterprise of communication and informatics "Rossvyazinform" of Nizhny Novgorod oblast.

Basing on the resolution of general meeting of shareholders of OJSC "Nizhegorodsvyazinform" of November 9, 2001 the Company was reorganized by way of affiliation to it of OJSC "Kirovelectrosvyaz", OJSC "Martelcom", OJSC "Svyazinform" of the Republic of Mordoviya, OJSC "Electrosvyaz of Orenburg oblast", OJSC "Svyazinform" of Penza oblast, OJSC "Svyazinform" of Samara oblast, OJSC "Saratovelectrosvyaz", OJSC "Udmurt Telecom", OJSC "Ulyanovskelectrosvyaz", OJSC "Svyazinform" of the Republic of Chuvashiya.

General meeting of shareholders of OJSC Nizhegorodsvyazinform" on June 28, 2002 passed the resolution on renaming the Company into OJSC "VolgaTelecom".

WELCOMING REMARK OF THE GENERAL DIRECTOR

Dear shareholders!

Presenting the report about OJSC "VolgaTelecom" performance we are happy to note that the Company continued its active development. Pursuant to development forecasts adopted in the Company we have made real steps to improve operating efficiency and to strengthen OJSC "VolgaTelecom" positions at telecom market of the Volga region.

The major total of year 2005 was positive flow of income due to high rate of increase of production capacities, implementation of new technologies and realization of expert tariff policy with due account for market requirements. The Company's proceeds exceeded 21,3 billion rubles, and the net profit – 2,23 billion rubles. The basic gain of income was achieved due to the development and increase in the volumes of local telephone communication services: the network installed capacity reached 4 966 thousand numbers, digitalization level grew by 7% and made up 63, 3%. The completion of a number of important projects of development of data transfer network services and Internet access allowed for considerable increase in the number of users, almost fourfold by dedicated line access and by 42% - by dial-up access to the Internet. In 2005 the income from provision of services based on high technologies grew more than 60%.

OJSC "VolgaTelecom" occupies a leading position at the market of communication and information technologies in the region. The Company is successfully solving the tasks of communication facilities development, of modernization of telecom infrastructure, including on the basis of modern NGN technologies, and of implementation of hi-tech communication types.

Upon the whole the year of 2005 was one more year of confident onward progress. OJSC "VolgaTelecom" shares value at home market grew by 1,2 times – for ordinary shares and by 1,6 times – for preferred shares. The Company's securities value at external market grew by 14%. Capitalization level reached 1,3 billion US dollars. Demonstration of financial standing strengthening was the fact that OJSC "VolgaTelecom" was included into the list of top 50 (by capitalization level) largest companies in Russia.

Today we may speak with confidence that the Company has created the technical base for further development and business diversification under the conditions of evolving competition, implementation of technologies and solutions aimed to the increase of the Company's profitability and economical efficiency. OJSC "VolgaTelecom" has a unique technical, economic and the most important – human resources potential. This affords grounds to forecast OJSC "VolgaTelecom" successful activity which in future will give powerful impetus to the development of communication industry in the Volga Federal district.

OJSC "VolgaTelecom" General Director S.V. Omelchenko

I. REPORT OF THE BOARD OF DIRECTORS

1.1. Overall assessment of the results of the Company's financial and economic activities in the reporting year.

The Company's performance is affected both by external factors: change of methods of government regulation of telecom market and of competitive situation at the markets, level of solvent demand (socio-economic situation in the regions where the Company is operating) and by internal factors: selected strategy of development, marketing policy, cost optimization, personnel potential, labor efficiency level and other.

Basic financial-economic performances of the Company in 2005 are provided in the chart:

OJSC "VolgaTelecom" basic financial performances record.

Chart 1


Million rubles
14 677
10 471
2 867
18 605
13 266
2 986
21 348
15 333
3 430
2003
2004
2005
Proceeds
Ordinary activity expenses
Pretax earnings

The Company's efficient business development was promoted by weighted policy in regard to the application of funds for the Company's operation. Herewith, the task was solved to increase personnel income and their social protection, to develop the networks and communication infrastructure and to optimize other expenses.

Improvement of OJSC "VolgaTelecom" performances has a positive effect on the Company's ratings by leading analysts and potential investors, which allows for the Company among other things to reduce the cost of raised funds and to optimize the expenses. Growth of capitalization and market price of the Company's shares in 2005 allows for the Company's shareholders to look forward optimistically.

In 2005 OJSC "VolgaTelecom" met budget targets for operating surplus, balance sheet profit and net profit. The indexes of the Company's operating efficiency demonstrate positive behavior both per a line and per an employee – revenue growth rate per an employee for the year made up 118%, the number of lines per an employee grew by 10% and made up 97, EBITDA grew by 23%.

Table 1

Index description	Million rubles

Proceeds	21 348,4
Communication services revenues	20 787,6
Ordinary activities expenses	15 333,1
Sales profit	6 015,3
Pretax earnings	3 429,8
Net profit	2 261,4

1.2. Information on the Board of directors' activity as regards the enforcement of priority trends of the Company's development, on the sessions of the Board of directors, the committees with the Board of directors and the most important administrative actions adopted at these sessions.

The Board of directors exercises strategic management of the Company's activity and control over reasonable and bona fide performance by the Company's executive bodies of the Company's current activity in order to ensure long-term stable development of the Company and to get benefit from this activity by the shareholders. It makes decisions on active cooperation of the Company with investors, creditors and other interested parties in order to increase the growth of the Company's capital, including the growth of its assets, the price of shares and other securities, and to enhance the Company's image.

Main issues considered at the sessions of the Board of directors in 2005:

January 28, 2005 – the Provision on OJSC "VolgaTelecom" confidential information protection was approved.

February 28, 2005 – the Company's budget for 2005 was approved; the Forecast of the Company's economic development for 2005 - 2007 was approved; OJSC "VolgaTelecom" strategy of providing fixed line communication services on the territory of Samara city and Samara oblast was considered.

March 29, 2005 – Provision on OJSC "VolgaTelecom" dividend policy was approved; terms and conditions of contracts with the members of the Company's Management board were approved, also the Provision on emoluments of the members of OJSC "VolgaTelecom" Management board was approved.

March 31, 2005 – due to the expiry of validity term of labor contract and on the basis of application of the Company's General Director Lyulin V.F. the decision was made to terminate the authorities of the Company's General Director Lyulin V.F.; Kirillov A.I. – first deputy to the General Director (Technical director) of OJSC "VolgaTelecom" was appointed acting General Director of OJSC "VolgaTelecom".

April 6, 2005 – the Provision on the Department of internal audit of OJSC "VolgaTelecom" was approved.

April 26, 2005 – Omelchenko S.V. was appointed OJSC "VolgaTelecom" General Director for the term of 2 years; the Concept of increasing OJSC "VolgaTelecom" capitalization for 2005 – 2007 was approved.

June 15, 2005 – the plan of forming "Program of raising OJSC "VolgaTelecom" competitiveness at communication services market up to 2010" was approved.

June 27, 2005 – adjustment of the Company's budget for 2005 was approved; the decision was made to introduce changes into the Provision on the Committee for audit with the Company's Board of directors and into the Provision on the Committee for staff and remuneration with the Company's Board of directors; the following Provisions were approved: Provision on the procedures (system) of internal control of the Company; Provision on the Company's information policy; Provision on the procedure of using the information on the Company's activity, on its securities and transactions with them, the information not being accessible to the public and its misuse or disclosure is capable to affect materially the market value of the Company's securities.

June 28, 2005 – for the term of its powers the Board of directors established the following Committees with the Company's Board of directors:

- The Committee on corporate governance;
- The Committee for strategic development;
- The Committee for staff and remuneration;
- The Committee for audit.

July 12, 2005 – the Company's Management board with a new structure was formed.

October 3, 2005 – terms and conditions of the contract with LLC "Ernst & Young" to render audit services for OJSC "VolgaTelecom" statement for 2005 prepared in accordance with Russian and International Financial Reporting Standards were approved; the decision was made to float bonded loans of BT-2 and BT-3 series.

December 22, 2005 – the Company's budget (business-plan) for 2006 was approved; the Program of providing modern communication services to general public and to organizations was approved.

Enhancement of efficiency and quality of the Board of directors' operation was promoted by the established Committees with the Board of directors; these Committees by way of preliminary examination of some of the issues, related to the competence of the Board of directors, prepared recommendations on making decision on the issues relating to their competence.

The Committee for staff and remuneration with the Company's Board of directors and the Committee for audit with the Company's Board of directors are headed by independent directors of the Company's Board of directors.

In 2005 the **Committee for audit** held 14 sessions.

The materials presented for discussion in accordance with approved functions of the committee included the issues of interaction with bodies performing external and internal control and also the issues of the Company's financial reporting.

During the reporting period the **Committee for staff and remuneration** held 16 sessions and considered the following issues:

- Regular appraisal of General Director's activity, of the members of the Management board;
- Preliminary approval of candidates for the post of managers of branches and representation offices and dismissal of the managers of the specified structural subdivisions from office;
- Forming the proposals on the structure of the Management board, determination of term of its powers and also on early termination of powers of Management board members;
- Consideration of terms and conditions of contracts (additional agreements) with managers of branches and representation offices, and others.

In 2005 the **Committee on corporate governance** held 14 sessions. The following issues were considered:

- The issues related to convening, preparation and holding of annual general meeting of the Company's shareholders;
- Proposals on introducing changes and addenda to the Charter and other internal documents of the Company subject to approval by general meeting of shareholders and the Board of directors of the Company;
- The issues of implementing corporate transformations in the Company;
- Determination of basic principles of building the Company's corporate structure.

The Committee for strategic development held 16 sessions and elaborated proposals and recommendations:

- On priority trends of the Company's activity, including on the budgets of various levels, on perspective plans, strategies and programs of the Company's development;
- On improving the system of budgeting, the process of investment planning, monitoring

and analysis in the Company;

- On the policy of assets and liquidity management;
- On the strategy of capitalization increase;
- On the Company's dividend policy;
- On determining the procedure of the Company's interaction with organizations in the capital of which the Company participates.

II. MAJOR CORPORATE EVENTS IN 2005

2.1. On holding general meetings of shareholders (annual and extraordinary):

On June 28, 2005 annual general meeting of shareholders of OJSC "VolgaTelecom" in the form of shareholders joint attendance was held.

The agenda of the general meeting of shareholders:

1. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year.
2. On payment of dividends for 2004, the size, time and form of their payment on the shares of each category.
3. Introduction of changes and addenda to the Company's Charter.
4. Introduction of changes and addenda to the Provision on the Company's Board of directors.
5. Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company.
6. Election of the members of the Company's Board of directors.
7. Election of the members of the Company's Auditing committee.
8. Approval of the Company's auditor for 2005.
9. Definition of the amount of remuneration to the members of the Company's Board of directors.
10. On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership.
11. On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership.
12. On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership.

2.2. About participation in road-shows, large exhibitions and conferences.

In 2005 OJSC "VolgaTelecom" took part in a number of large special conferences.

In **March** Kirov branch took part in VII specialized exhibition "World of computers and communication 2005" and was awarded with the diploma of the oblast's Government "For large contribution to the development and implementation of information technologies in Kirov oblast".

March 24-26 - OJSC "VolgaTelecom" branch in the Republic of Udmurtiya took part in inter-regional All-Russia exhibition "Computer. Communication. Security".

April 15-17 – OJSC "VolgaTelecom" took part in specialized exhibition "E-COMMUNICATIONS" that gathered together in Ulyanovsk the leaders of market of information technologies of Ulyanovsk oblast and representatives of neighboring regions.

From April 26 to 28 OJSC "VolgaTelecom" participated in exhibition ***"Informresource 2005".***

From September 21 to 23 OJSC "VolgaTelecom" took part in X International Anniversary exhibition fair "Business Mordoviya-2005" in Saransk town.

From September 28 to October 1 OJSC "VolgaTelecom" acted as an organizer and major participant of V international exhibition forum "Infocommunications of Russia – XXI century" in Nizhny Novgorod city.

October 12-15 - Exhibition "STI Samara", OJSC "VolgaTelecom" Samara branch took part in it.

October 26-27 – OJSC "VolgaTelecom" branch in the Republic of Mariy El took part in IV Forum of manufacturers and entrepreneurs "Made in Yoshkar-Ola".

November 1-3 – OJSC "VolgaTelecom" took part in IX specialized exhibition "IT. Communication. Security." held in Saratov city.

November 1-5 – OJSC "VolgaTelecom" took part in holding XX International science-industrial forum "Russia United" which is annually held on the instructions of Russian Federation Government in Nizhny Novgorod city. OJSC "VolgaTelecom" presented the stand demonstrating the Company's services.

November 17–20 – OJSC "VolgaTelecom" participated in "Electronic Penza" Fair.

December 16-17 – "COMEX XI" exhibition was held in Yoshkar-Ola within the framework of inter-regional forum of business technologies and innovations. One of the major participants of the exhibition - OJSC "VolgaTelecom" branch in the Republic of Mariy El – familiarized citizens of the Republic with the latest achievements in IT area.

In addition, in 2005 the Company took part in the following actions:

The specialists of OJSC "VolgaTelecom" Kirov branch held in Vyatskyi state university the seminar "Information technologies and telecommunications in modern world".

"Internet technologies-2005" conference was held in Ulyanovsk branch of OJSC "VolgaTelecom".

The branch in the Republic of Mordoviya took part in republican science-practical conference where the results of All-Russia contest of "100 best products of Russia" Program were summarized. By the results of regional stage of the contest the operation of OJSC "VolgaTelecom" branch in the Republic of Mordoviya was awarded Diploma of I order of the republican contest "Best products of Mordoviya" in "Services" nomination.

OJSC "VolgaTelecom" Samara branch became the winner of IV annual contest "Company of the year: best enterprises of Samara oblast" in nomination "For high social performance".

Within the framework of special project of the oldest republican newspaper "Udmurtskaya Pravda" – "Men of the year" in "Communication" nomination S.M.Fomichev – director of the branch in Udmurtiya Republic was named the man of the year.

Within the framework of the program of Vyatka Chamber of Commerce and Industry "Under Mercury sign" Valery Petrovich Popovskyi – director of OJSC "VolgaTelecom" Kirov branch – was awarded honorary title "Director of the year" in nomination "Communication and telecommunication" for efficient implementation of management system in the company and for creative research.

During the year the Company actively conducted meetings and conference calls with analysts and managers of Russian and foreign investment companies and funds. These meetings were organized for the customers of these companies (largest Russian and foreign investment companies and funds). During the reporting period the Company held meetings with 61 company.

Within the framework of implementation of scheduled arrangements of the Concept of OJSC "VolgaTelecom" capitalization increase for 2005-2007 approved by the Board of directors, the Company participated in road-shows and also in a number of large conferences:

February 9-11, 2005 - the Company took part in III annual conference "Russia On-on-One" for the largest western investment funds in London organized by CJSC "United financial group". As a result of round table and "One-on-One" meetings the Company held 22 meetings with 31 foreign institutional investors, among them: "ABN AMRO Asset Management", "Eger-

ton Capital Limited", "Emergent AM", FCM, "Fidelity Europe", "Libra Advisors", "Northern Trust", RZB AM, "Schroder IM", "SocGen AM", "Alliance Capital Management", "Brookside Capital" ("Bain Capital"), "Capital Int'l UK", "Charlemagne Capital Ltd.", "Cheyne Capital", "Citadel Investment Group", "Deutscher Investment Trust AM", "PLAZA BV" ("Erdgate Invest"), "Fortis Investments", 'Fortress Capital', "Goldman Sachs Asset Management International", "Hermes IM", "Invesco Perpetual AM", "Kairos Investment Management", "Orkla Investments", "Pictet AM", "Putnam Investments", "SAC Capital Advisors", "Sloane Robinson", "Spinnaker Capital Group", and "Deutsche Bank". In the course of these meetings the Company made the presentation of its operational and financial-economic activity, discussed the issues of current status of Russia's enterprises and the problems that they faced and their potential solutions, the perspectives of the enterprises' development and also the issue of communication industry privatization.

March 3-4, 2005 – the Company's representatives presented the report on fixed line and mobile communication at specialized telecom conference in London organized by "Brunswick UBS". As a result of "One-on-One" series of meetings the Company's management held the meetings with CEOs of 4 largest foreign investment funds: "Maverick Capital", "Baring Asset Management", "Carmignac Gestion", and "Morgan Stanley Investment Management". In the course of these meetings the Company made the presentations on fixed line and mobile business.

June 22, 2005 – within the framework of annual Moscow's conference held by "Renaissance Capital" for the largest international institutional funds, in Nizhny Novgorod the Company made the presentation on fixed line and mobile business at the meeting with analysts and managers of 14 international investment companies and funds, and also for their customers, among them were: "East Capital", "New Advisors, AG", "Firebird Management", "State Teachers Retirement System of Ohio", "Seneca Capital", "Third Point Fund", "Allianz Invest", HK "Interros", "Parma Asset Management", "Pallada Asset Management", "Wermuth AM", "MIPP International", "ROST CAPITAL Managing Company", and "Renaissance Capital".

September 7, 2005 – the Company organized and held conference call dedicated to the release of OJSC "VolgaTelecom" IFRS audited consolidated financial statement for 2004. 23 participants were registered in the conference call, between them were the largest investment funds and 5 of them were USA companies and funds.

September 28-30, 2005 – the Company took part in annual Moscow's conference "Investments in Russian economy: key to success" traditionally organized and held by "Brunswick UBS". Within the "round table" of telecom sector with the topic "Perspectives of Russia' communication industry development" the Company read the report and made the presentation on the perspectives of OJSC "VolgaTelecom" development for 2005-2008 for leading Russian enterprises and world largest financial and investment companies.

2.3. On top management meetings with investment companies and funds.

In 2005 the Company held regular meetings and organized conference-calls with Russian and foreign analysts, with representatives of foreign and Russian investment companies and funds. The meetings were held both in the Company's headquarters in Nizhny Novgorod and in Moscow:

February 14, 2005 – in Nizhny Novgorod the Company took part in the meeting with "Alfa Capital" portfolio manager and with analysts of OJSC "Alfa Bank". At the meeting a wide range of financial and operational issues related to the Company's activity was discussed, as well as the issues related to the Company's fixed line and mobile business development, and also the issues of "Svyazinvest" privatization. In the course of the meeting the presentation was made on operating and financial-economic activity of the Company as well as the booklet of the Company's annual statement for 2003.

April 7, 2005 – in Nizhny Novgorod the Company made the presentation on fixed line and mobile business at the meeting with analysts and managers of 8 investment banks and funds. The meeting was arranged by ING Bank (Eurasia) ZAO, among the participants were the representa-

tives of: "Templeton", "Invesco", "Vontobel", "Banca Immobiliare", "Studi & Investimenti", "Alfa AM", "Uralsib AM", and "ING".

November 23, 2005 – in Moscow the Company made the presentation of OJSC "VolgaTelecom" bonded loans of Bt-2 and BT-3 series for investment companies and banks.

2.4. On IR.

During 2005 the Company continuously worked with its investors: timely replies to requests, consultations as regards the work with the Company's registrar, with transfer-agents, provision of information and reporting about the results of the Company's activity, provision of copies of constituent documents and other internal documents of the Company, timely posting of information at the Company's web-site in Internet in section "For Investors and shareholders", preparation and provision of presentation materials at the meetings with analysts and CEOs of investment companies and funds, and other events. The Company provides transfer-agents servicing of its shareholders in the following branches: Ulyanovsk branch, Orenburg branch and the branch in Udmurtiya Republic. At the Company's site there are the replies to frequently asked questions as regards the Company's shareholders interaction with the registrar.

2.5. On obtaining (revision) of credit rating and of corporate governance rating.

January 31, 2005 – consortium "RID – Expert RA" assigned the Company National corporate governance rating at "B++" level. This is an average corporate governance rating level. This rating means that the risks of the Company' corporate governance are low.

April 15, 2005 – "Standard & Poor's" raised long-term corporate credit ration of OJSC «VolgaTelecom" from "B" to "B+" taking into account the improvement of its business position and stable financial performances. The outlook is "Stable". Simultaneously, "Standard & Poor's" raised OJSC "VolgaTelecom" long-term rating as per Russian scale from "ruA-" to "ruA+".

April 15, 2005 – "Standard & Poor's" raised long-term credit rating of the Company's bonds issue (in rubles) of the amount of 1 billion rubles with maturity term in February 2006 as per Russian scale to "ruA+" level.

September 6, 2005 - Corporate Governance Ratings Services of "Standard & Poor's" reduced CGR to CGR-4+ level (as per international scale) and to CGR-4.8 as per Russian scale. In opinion of International Rating Agency "Standard & Poor's" the reduction of rating was connected with the growth of influence of the principal shareholder (OJSC "Svyazinvest") on the Company's strategic decisions, with OJSC "VolgaTelecom" provision of IFRS reporting after the annual general meeting of shareholders and with the concern of the practice of competitive struggle in the segment of Internet services.

In 2006 the Company is planning to publish its IFRS reporting for 2005 before holding the annual general meeting of shareholders.

September 6, 2005 – as a result of monitoring of current corporate events in OJSC "VolgaTelecom" conducted by rating agency "Expert RA", National corporate governance rating was confirmed at "B++" level.

November 8, 2005 – the Company's long-term corporate credit rating as per international scale was confirmed at "B+" level, outlook is "stable".

December 14, 2005 – "Standard & Poor's" assigned credit rating as per national scale at "ruA+" level to two issues of priority, non-secured, denominated in rubles, bonds of OJSC "VolgaTelecom" of BT-2 and BT-3 series with the amount of issues of 3,0 billion and 2,3 billion rubles correspondingly.

2.6. On bonded loans floatation.

In 2005 the Company floated two bonded loans.

On December 6, 2005 OJSC "VolgaTelecom" inconvertible, interest bearing, certified, bearer bonds with obligatory central storage of BT-2 and BT-3 series were floated at CJSC "Stock Exchange MICEX". The maturity term of the bonds of each series is 5 years, with 3-years offer for BT-2 series bonds and without offer for BT-3 series bonds.

Total amount of BT-2 series bonds issue made up 3 billion rubles. The quantity of issued bonds was 3 000 000 pieces of the face value of 1 000 rubles of each bond. Based on the results of competitive tendering to determine the interest rate of the first coupon of BT-2 series bonded loan the rate of the first coupon was set to be equal to 8,20% per year. Efficient yield for repayment – 8,37% p.a.

Total amount of BT-3 series bonds issue made up 2,3 billion rubles. The quantity of issued bonds was 2 300 000 pieces of the face value of 1 000 rubles of each bond. Based on the results of competitive tendering to determine the interest rate of the first coupon of BT-3 series bonded loan the rate of the first coupon was set to be equal to 8,50% per year. Efficient yield for repayment – 8,68% p.a.

The issues organizer – OJSC "Svyazbank", co-organizer – CJSC JSCB "Promsvyazbank". Financial adviser – CJSC "Investment company AVK". The issue's coordinator is OJSC "Svyazinvest". Co-underwriters: JSCB "AK BARS" (OJSC), LLC "Deutsche Bank", OJSC JSCB "Eurofinance Mosnarbank", CJSC "MMB", "NOMOS-BANK" (CJSC).

The objective of bonded loans is to raise the company's revenue performance and to finance the investment program. OJSC "VolgaTelecom" is making preparations for the implementation of a number of large scale projects aimed at the development of communication facilities of the Volga Federal district. The money raised by the loan in the first place will be allocated for realization of projects of introduction of high-tech services and communication network modernization, and also for re-financing of the Company's credit portfolio in order to optimize the debt load.

2.7. Information about arrangements of maintaining the Company's securities in quotation lists.

During the reporting period in order to maintain the Company's shares in quotation lists of Russian organizers of trading at securities market – Non-Commercial Partnership RTS, OJSC "RTS" and CJSC "Stock Exchange MICEX" – the Company in due time and on regular basis sent to their attention the documents required in accordance with Russian legislation: reports about compliance with the norms of corporate governance code, the reports of the issuer of issuing securities, the lists of affiliated persons and entities, the Company's accounting and financial statements, communications about material facts of the Company's financial-economic activity and about the data that may materially affect the cost of the Company's securities, newly adopted internal documents of the Company and changes into the existing ones.

2.8. Information about IR events and development of secondary market of shares (description of major events).

During 2005 OJSC "VolgaTelecom" carried out goal-oriented activity aimed at improving informational and investment transparency of the Company in order to increase the market price of its shares and to promote the Company at capital markets by way of IR methodical efforts with investment community and development of shares secondary market. .

In the first quarter of 2005 the Company worked out a medium-term plan of interaction with investment community, development of shares secondary market and improvement of corporate management. On April 26, 2005 the Company's Board of directors approved the Concept of increasing OJSC "VolgaTelecom" capitalization for 2005 – 2007 (hereinafter – the Concept). The objective of this Concept elaboration is to increase the efficiency of arrangements conducted by the Company and aimed at the increase of capitalization, improvement of coordination of ac-

tions of the Company's various sub-divisions, and also for the analysis of the impact of policy realized by the management on the Company's capitalization.

Within the framework of fulfilling the arrangements scheduled by the Concept, the following major events realized in 2005 should be mentioned:

- During the reporting period the information of Russian and English versions of the Company's corporate web-site was constantly updated. Wherever possible the information in both the versions was given simultaneously. In the course of the site operation its structure is corrected in order to present the information in the best way for simplicity and convenience of its finding and apprehension.
- On June 28, 2005 the Company organized and held the annual general meeting of OJSC "VolgaTelecom" shareholders. In accordance with Russian Federation legislation requirements and also within the framework of information support of the preparation of holding the annual general meeting of shareholders the communication was prepared and released about the meeting; notification was published in "Rossiiskaya gazeta" newspaper about the annual general meeting of shareholders, the materials for the annual general meeting of shareholders were posted at the Company's site in the Internet (both in Russian and in English). Based on the results of the annual meeting there were prepared and distributed: press-release and material fact, in accordance with RF FCSM Rule № 03-32/пс of 02.07.2003 the resolutions of the annual general meeting of shareholders were published in "Rossiiskaya gazeta" newspaper. Along with compliance with Russian Federation legislation requirements there were carried out a number of arrangements in accordance with effective program of ADRs level-I (timely information distribution to the bank-depositary, provision of materials designed for familiarizing shareholders-participants in English, finalization of bulletins for voting by ADRs owners (proxy-cards).
- Based on the results of the annual general meeting of shareholders held in June 2005 the Company issued the booklet of the Company's annual statement for 2004, this booklet was posted at the Company's web site and 260 copies were distributed between investment community – in Russia 72 copies, outside Russia – 188 copies, out of them 50 copies were sent to the Company's ADRs owners.
- The results of the activity for 2004, for the first quarter, for half of the year and for nine months of 2005 as per RAS were posted at the Company's corporate web site, and sent by request to investment companies and analysts.
- During the reporting period the Company constantly provided information about the Company's activity to target groups of investment community. Communications (press-releases) containing the information about the results of the Company's current activity, its plans and perspectives were prepared and distributed as per the distribution list and via the Internet (at the Company's corporate web site). Prepared materials about the Company's activity: quarterly reports of the issuer of issuing securities, quarterly accounting and annual financial statements of the Company, the lists of affiliated persons and entities, the Company's profiles made up on quarterly basis were posted at the Company's corporate web site. Communications about material facts affecting the Company's financial-economic activity and about the data that may materially affect the cost of the issuer's securities were published at the Company's corporate web site, in "Rossiiskaya gazeta" newspaper and in supplement to "FCFM Herald" as soon as they occur. Also, in accordance with current Russian legislation the Company timely sent the reporting to the attention of the body that regulates securities market – to RF FCFM.
- During 2005 the Company carried out monitoring and analysis of the market of shares of mega-regional companies of communication.
- In August the Company organized and held at FINAM the Internet-conference on the results of OJSC "VolgaTelecom" activity for the first half-year of 2005.
- On September 7 the Company organized and held conference call dedicated to the release of IFRS audited consolidated financial statement of OJSC "VolgaTelecom" for 2004.
- On October 17 the Company for the first time published the results of IFRS non-audited consolidated financial statement of OJSC "VolgaTelecom" for the first half-year of

2005. The Company posted the appropriate press-release and the reporting at its corporate web site and distributed it to the analysts.

- The information about the Company's current activity and its financial performances, as well as the comments to the issues of interest were provided by the Company upon requests of analysts (over the phone and by e-mail) from 10 investment companies and banks.
- In 2005 the Company actively held meetings and organized conference calls with analysts and managers of Russian and foreign investment companies and funds. During the reporting period the organizers of such meetings were such companies as OJSC "Alfa-bank", "Renaissance Capital", CJSC "United financial group", "Brunswick UBS", and "ING Bank»". These meetings were also organized for the customers of these companies (largest Russian and foreign investment companies and funds). As a result of this work during the reporting period the Company held meetings with 53 companies. As a result of these arrangements the information about the Company regularly appeared in investment companies analytical reviews dedicated not only to telecom sector, but to Russia at large, it was published in central and local mass media and was constantly present at news wires of central and regional information agencies.
- During the reporting year the Company updated the list of analysts and investors with whom the Company is cooperating on permanent basis.
- The Company formed and regularly revised the list of contacts with international and Russian financial mass media. As of today this list includes 60 international and Russian information agencies and printing organs, among them 4 are international and 52 are from Russia (including 14 from Nizhny Novgorod city).
- During the reporting year the Company interacted with Russian rating agency "Expert RA" in connection with assignment and maintaining the Company's corporate governance rating and with international rating agency "Standard & Poor's" in connection with maintaining the Company's corporate governance rating and credit ratings.
- In January 2005 the Company's preferred shares and BT-1 series bonds were included into Quotation lists "A2" of NCP RTS, and ordinary and preferred shares and BT-1 series bonds of the Company were included into Quotation lists "A2" of OJSC "RTS".
- During the reporting period the Company carried out arrangements in order to maintain the Company's securities in quotation lists of Russian organizers of trade at securities market.
- Within the framework of activities to support acting program of ADR level-I the materials in English for the general meeting of shareholders (notice, voting bulletins, drafts of documents for the approval by the general meeting of shareholders, the Company's RAS audited accounting statement, the draft of the annual report) were distributed via JPMorgan Bank; the materials based on the results of voting by the Company's ADRs holders were prepared; the following documents in English were distributed to the Company's ADRs holders via JPMorgan: the booklet of the Company's annual report for year 2004, informational reports for investors, quarterly reports of the issuer of issuing securities, communications on material facts about the Company's financial-economic activity and on the data that may materially affect the cost of the Company's securities, the lists of affiliated persons/entities, published in mass media notifications about holding general meeting of shareholders and about the results of the general meeting holding, published in mass media notices about state registration of bonds issue and the procedure of disclosing the information about the issue of the Company's BT-1 series bonds and communication about state registration of the report on the results of the issue of the Company's BT-1 series bonds; the data about the Company's acquisition of over 20% of voting shares of other companies; communications about the Company's current activity; the minutes of the Company's shareholders meetings; the Company's documents in English were sent to US SEC; the information of the English version of the Company's web-site was constantly updated; within the terms of the agreement with JPMorgan the funds spent by the Company for legal company "Clifford Chance" services to obtain RF FCFM permission for floatation and circulation of the Company's securities outside Russia (within the framework of ADR program realization) and for

the assignment and maintaining by "Standard & Poor's" of the Company's corporate governance rating were claimed for reimbursement.

The result of the Company's activity, including the realization of IR activities and development of secondary market of shares in 2005 was that market value of OJSC "VolgaTelecom" shares increased by 1,2 times for ordinary stock and by 1,6 times for preferred stock correspondingly, and the Company's market capitalization grew from US$952 million as of the beginning of the year to US$1 301 million as of the year end, thus the gain of capitalization made out 37% (the calculation was made on the basis of the tendering results at NCP RTS).

OJSC "VolgaTelecom" capitalization record in 2005.

Chart 2


1 400
1 300
1 200
1 100
1 000
900
US$ million
952
1 073
976
1 240
1 301
January 01, 2005
April 01, 2005
July 01, 2005
October 01, 2005
January 01, 2006

2.9. On charity.

In 2005 the Company carried out charity and sponsor activity within the terms of Provisions approved by the Company's Management board: "On OJSC "VolgaTelecom" sponsor and charity activity" and "On Commission for rendering sponsor and charity activity of OJSC "VolgaTelecom". The General Director by his order № 279 of 08.08.2005 approved the Commission for rendering sponsor and charity activity, the Commission consisting of 5 persons. Since the start of its operation the commission considered more than 150 applications of citizens and organizations.

The major trends of rendering sponsor and charity assistance were:

- Support and realization of programs and arrangements aimed at rendering material aid, medical and social support of children, disabled persons and other persons;
- Rendering support to communication industry employees;
- Support and realization of programs and arrangements aimed at strengthening the image and role of family in society and state, protection of motherhood and childhood;
- Support and realization of programs and arrangements aimed at assistance to intellectual development of man in the areas of enlightenment, education, science, culture, art;
- Support and realization of programs and arrangements in the areas of preventive care and protection of health, sport;
- Protection and proper upkeep of buildings, objects and territories having historical, cultural and environmental value;
- Support of programs in the area of science and enlightenment;
- Support of sport and cultural events.

In 2005 the Company rendered target assistance to citizens (because of hard material situation due to poor health and also caused by acts of God, fires, etc.) and organizations:

- Non-government public Fund for field hockey development (since 2003 the Company is the major sponsor of women field hockey team "VolgaTelecom". The team became 4 times champion of Russia, won Russia's Cup and was prizewinner of international contests);
- Russian Fund of communication history (Saint Petersburg);
- Educational institutions (orphan homes, kindergartens, schools, museums, Institutions of Higher Education, creative teams);
- Health care institutions;
- Russian Orthodox Church;
- Public organizations of veterans, disabled persons, participants in combat operations;
- Other organizations.

2.10. On work with general public, end-users of the Company's new services.

Currently all the branches of OJSC "VolgaTelecom" are actively carrying out activities aimed at the improvement of level of customer servicing and provision of high quality services:

- Special sub-divisions for work with corporate customers were established;
- Activities are worked out to improve the servicing of both corporate and individual customers;
- Active sales policy is carried out;
- Special offers for various categories of users are formed;
- The posts of personal managers for VIP-customers were introduced;

Realization of marketing arrangements in 2005.

The Company actively participated in international and regional specialized exhibitions:

- "Infocom", Moscow, Nizhny Novgorod, quarter 3 of 2005,
- "United Russia", Nizhny Novgorod, quarter 4 of 2005.

The Company's branches took part in regional exhibitions:

- Participation in exhibition "World of computers and communication" - graphic arts, advertising in mass media, leasing of exhibition grounds (Kirov city, quarter 1 of 2005);
- Activities dedicated to the celebration of 70-th anniversary of Kirov branch (Kirov city, quarter 1 of 2005);
- "Business Mordoviya" (the Republic of Mordoviya, quarter 3 of 2005);
- Participation in exhibition "100 best products of Mordoviya" (ADSL) (the Republic of Mordoviya, quarter 3 of 2005);
- "Call to Santa Claus!" (Nizhny Novgorod, quarter 4 of 2005);
- COMEX (the Republic of Mariy El, quarter 4 of 2005);
- "100 best products of the Republic of Mariy El" (the Republic of Mariy El, quarter 4 of 2005);
- "Business Yoshkar-Ola" (the Republic of Mariy El, quarter 4 of 2005);
- Enterprises of the Republic of Mariy El in Volzhsk town (the Republic of Mariy El, quarter 3 of 2005);
- Participation in exhibitions "Exchange yard" "Techinform" (Orenburg city, quarters 2 and 4 of 2005);
- Participation in business-fair "Innovation projects 2004-2005" (Samara city, quarter 2 of 2005);
- Participation in exhibition "Communication. Informatics. Communications." (Samara city, quarter 4 of 2005);
- Participation in inter-regional exhibition "City of XXI century" (Saratov city, quarter 2 of 2005);

- The program of arrangements was prepared to provide for orientation to customer – "Facing the customer 2005" (Ulyanovsk city, during the year);
- Participation in subject exhibitions (all the branches during the year);
- Special TV coverage "Learn more about communication" (the Republic of Chuvashiya, quarter 2 of 2005);
- Promotion action within the exhibition "Regions – cooperation without borders" (the Republic of Chuvashiya, quarter 2 of 2005).

In addition to participation in exhibitions aimed at loyalty enhancement during 2005 OJSC "VolgaTelecom" branches carried out:

1. Advertising campaigns to promote OJSC "VolgaTelecom" services:

- Local communication;
- DLD & ILD;
- Access to the Internet;
- Cable TV;
- Mobile communication (the Republic of Mariy El, Samara oblast);
- Inquiry and communications services.

2. Regional advertising campaigns to promote the services of Internet access – "Internet for all", "High rate Internet access", "Internet-saloons".

The objective:

- Increase in the number of Internet users;
- Internet revenues growth;

3. Presentations:

- Presentation of opening of Settlement-service centers;
- Presentation of commissioning of digital switches in the regions;
- Presentation of new kinds of communication services;
- Ceremonial distribution of diplomas of OJSC "VolgaTelecom" VIP-customer;
- Recognition of the n-th subscriber.

4. Holding of special workshops;

5. Carrying out of marketing research in the Company's branches to study the demand for communication services provided by the Company's branches and to evaluate the quality of provided services.

6. Sponsor assistance to sports events and youth entertainments.

7. Arrangements aimed to improve the efficiency of work with corporate customers and to draw new VIP-customers:

One of the priority trends in OJSC "VolgaTelecom" activity is to upbuild the system of customers servicing and in the first place of large corporate sector.

End-to-end servicing and individual approach will become major trends of further improvement of quality of work with the Company's corporate customers. The so-called "integrated packages of services" – package offers for most profitable and perspective services are currently developed for these segments.

The following was done as regards the development of relations and enhancement of loyalty of existing VIP-customers:

- Information collection is completed and the business file for each VIP-customer is filled in for further automation of VIP-customers database and implementation of CRM elements into the process of servicing. In 2005 within a pilot project "VIP-customer" program was designed and put into operation in Samara city, this program allows to automate the database and to include the information from business files into the program. It is planned to introduce the program in other regions and to centralize it in 2006.

- Heads of organizations – OJSC "VolgaTelecom" VIP-customers – were congratulated on public holidays and presented souvenirs with the Company's logo.
- Presentations, exhibitions, conferences were held in the regions for VIP-customers.
- Activities to provide communication services to government companies and organizations; to state authority bodies, to educational institutions: activities for creating xDSL-based corporate network, PBX connection and provision of access to OJSC "VolgaTelecom" network resources at local level.

2.11. On work with the Company's personnel.

The Company constantly pays attention to the issues of developing corporate culture.

Last year in Mariy El, Nizhny Novgorod, Orenburg, Penza and Chuvashiya Republic branches professional skills contests were held with awarding the title "The best professional" between wire-men, cable splicers, operators and other professions. In Udmurtiya Republic branch the safety arrangements and precautions contest was held. The winners got cash bonuses and gifts. In the branch of Chuvashiya Republic based on the results of 2005 26 best employees were registered in the Book of Honors.

In connection with celebration of the 60-th anniversary of V-Day the Company held arrangements dedicated to this event. In all the branches Combat Glory stands were arranged, red carpet welcomes were held with the veterans of the Great Patriotic War and workers of rear area, they were presented flowers and gifts. 764 participants of the Great Patriotic War and 2447 workers of rear area were congratulated during this celebration. 7910,6 thousand rubles were spent for this activity, including 6 453,7 thousand rubles to pay pecuniary aid to the veterans.

In the Company's branches the administration jointly with the trade union carried out the activities dedicated to the Day of Radio – holiday of communication industry workers, to the Day of Old People, the veterans of communication are invited to all these events. The branch in Ulyanovsk constantly issues corporate newspaper "Svyazist" and the branch in Saratov issues "Interface" newspaper.

Much attention in the Company is paid to sport development. Actually in all the branches there were held the contests in football, volley-ball, tennis, skiing, sport festivals "Father, mother, I – sport family" for the employees and members of their families. In Orenburg, Saratov branches and in the branch in the Republic of Chuvashiya summer and winter Olympics were held.

In September 2005 OJSC "VolgaTelecom" Cup in mini-football was held. After the contest the picked team was formed which took part in mini-football tournament dedicated to the 10-th anniversary of OJSC "Svyazinvest" and was the 6-th between 14 teams of the companies comprising "Svyazinvest" holding.

All in all in 2005 14 075 thousand rubles were spent for corporate events.

In 2005 the issue of corporate newspaper "VolgaTelecom is on line" was going on. The issue is published on monthly basis of the run of 2000 copies. The newspaper regularly publishes major news, corporate events, articles and interview on the most acute issues, and also the information about the branches' activity. The issue is distributed in the Company's branches and is also available at the Company's site in the Internet at: http://www.vt.ru.?id=1545. The newspaper contributes to formation of corporate culture, is the means of exchange of opinions on the issues of the day, information site for specialists and executives of the Company.

2.12. Safety arrangements and precautions of the Company's employees.

Provision of occupational safety is one of the most complicated social-labor problems and its solution is one of major trends of OJSC "VolgaTelecom" activity.

Safety arrangements and precautions are carried out in accordance with Federal Law 181-ФЗ "On fundamentals of safety arrangements and precautions in Russian Federation" of July 17,

1999 and Provision on organization of safety arrangements and precautions in "Communication" industry approved by Russia's Ministry of communication order № 187 of October 26, 2000.

The Company established the service of safety arrangements and precautions, its sub-divisions are available in all the branches.

The system of management of activities of safety arrangements and precautions covering all the aspects ensuring the organization of healthy and occupational safety is effective in the Company. The system includes the following:

- Appraisal of work place as regards working conditions;
- Sanitary analysis of work places;
- Periodical and target medical examinations, planning of administrative and technical measures of safety arrangements and precautions;
- Adoption of labor contract and agreements of safety arrangements and precautions with trade union organizations.

In accordance with Federal Law № 116-ФЗ "On industrial safety of hazardous facilities" approved on July 21, 1997 the "Provision on industrial compliance control of requirements of industrial safety at hazardous facilities when operating lifting cranes, elevators, car lifts, gas equipment" was introduced in the branches. The Provision sets forth the procedure of organizing industrial control in the branches, defines responsible employees for performance of industrial control and their duties.

Safety arrangements and precautions service carries out preventive measures of occupational traumatism, occupational diseases caused by production factors and also the measures of improving working conditions. All the employees are preliminarily medically examined before beginning the work and are periodically medically examined in accordance with RF Ministry of Public Health order № 90 of 14.03.1996. The programs of industrial compliance control of public health regulations are worked out and approved in the branches' sub-divisions.

Certification of work places is an essential element of improving labor activity of workers and has explicit trend for prevention of occupational diseases and reduction of traumatism. The work places in the Company's branches are certified in accordance with Rule № 12 of March 14, 1997 of Russia's Ministry of Labor.

In OJSC "VolgaTelecom" the work places certification as regards working conditions is completed in 7 of 11 branches.

As of January 1, 2006 out of 27780 work places subject to certification 25622 were certified or 92,2% of the total number of work places.

In the Company's branches there were held 140 expert examinations of quality of holding the certification of work places as regards working conditions.

130 specialists in certification of work places as regards working conditions and 15 experts in certification of safety arrangements and precautions were trained.

Certification of safety arrangements and precautions is completed in full Ulyanovsk branch and in 5 structural sub-divisions of Nizhniy Novgorod branch.

Safety arrangements and precautions implemented in sub-divisions are materially affecting the improvement of labor safety level and working conditions of the workers. In 2005 for safety arrangements and precautions the entire Company spent more than 141 million rubles or 0,92% of the amount of operational expenses which corresponds to the requirements of Federal law № 181 of July 17, 1999.

The arrangements carried out in the Company's sub-divisions allowed to improve efficiency indexes of safety arrangements and precautions and to reduce total occupational traumatism.

Total number of work accidents was 29, which by 18 less than in 2004. The number of injured persons also reduced. In 2004 there were 50 persons and in 2005 – 34 persons or by 32 % less.

III. THE COMPANY'S POSITION IN THE INDUSTRY

The Volga Federal district (VFD) includes 14 subjects of Russian Federation – 6 republics: Bashkortostan, Mariy El, Mordoviya, Tatarstan, Udmurtiya, Chuvashiya and 7 oblasts: Kirov, Nizhny Novgorod, Orenburg, Penza, Samara, Saratov, Ulyanovsk and Perm area (the region comprises Perm oblast and Komi-Permyak Autonomous Area).

VFD territory is 1 038 thousand square km, which is equal to 7,27% of Russian Federation territory. 32 019 thousand people are living here or 22,1% of the total population of Russia, this is the second outman (after Central Federal district) and the most multi-national federal district (about 140 various nations, nationalities and ethnic groups are living here).

The majority of VDF population lives in towns and cities - 70,8 %, which is higher than All-Russia's figure. Five largest Russian cities with population over 1 million people are located at VDF territory: Nizhny Novgorod, Samara, Kazan, Ufa and Perm.

The share of industrial production of the Volga Federal district in Russia's economy is 23,9% - this is the highest index in the country. The leaders of the industry are machinery-producing industry and fuel and energy complex. However, agricultural sector, chemical industry and light industry make a substantial input into the volume of industrial production of the Volga Federal district. Electric-power supply industry is an important industry of market specialization of the Volga region. Large hydroelectric power stations on the Volga and Kama rivers are located in the district; nuclear power is represented by Balakovo's A-plant – the largest in the region.

The volume of investments into the economy of the Volga Federal district is 15,3% of all capital assets of Russia.

OJSC "VolgaTelecom" branches are located in 11 regions of the district - in Republics of: Mariy El, Mordoviya, Udmurtiya, and Chuvashiya and also in Kirov, Nizhny Novgorod, Orenburg, Penza, Saratov, Samara and Ulyanovsk oblasts.

In 2005 the actual volumes of telecom market serviced by OJSC "VolgaTelecom" amounted to about 46,6 billion rubles. The major portion of the Company's revenues falls on Nizhny Novgorod (18% of the Company's revenues), Samara (15% of the Company's revenues) and Saratov regions (11% of the Company's revenues).

Regional distribution of OJSC "VolgaTelecom" revenues in 2005

Chart 3


Branch in the Republic of Chuvashiya 5,8%
Ulyanovsk branch 6,5%
Kirov branch 7,5%
Branch in the Republic of Mariy El 4,4%
Branch in the Republic of Udmurtiya 7,7%
Branch in the Republic of Mordoviya 4,6%
Saratov branch 11,9%
Nizhny Novgorod branch 20,1%
Samara branch 16,2%
Penza branch 5,8%
Orenburg branch 10,6%

As of 01.01.2006 OJSC "VolgaTelecom" share is 44,5% (including cellular business) of all revenues of telecommunications sector (39,5% in 2004).

The percentage of the Company's branches at the market of telecom services of the regions are presented in the Chart below:

Share of branches at the region's market (cellular business including), %

Chart 4



100.0
90.0
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
52,5
72,9
48,4
42,0
49,4
45,3
39,5
41,5
43,2
45,2
43,5
Kirov branch
Branch in the Republic of Mariy El
Branch in the Republic of Mordoviya
Nizhny Novgorod branch
Orenburg branch
Penza branch
Samara branch
Saratov branch
Branch in the Republic of Udmurtiya
Ulyanovsk branch
Branch in the Republic of Chuvashiya

The shares of the company's branches at the regions' telecom services market are provided below.

Table 2

OJSC "VolgaTelecom" branch	Volume of regional market, million rubles	Communication services revenues, million rubles	The branch share at the region's market, %	Share of regional market in revenues of telecom market of the Volga region, %
Kirov branch	2 980	1 564	52,5	6,4
Branch in the Republic of Mariy El	1 260	918	72,9	2,7
Branch in the Republic of Mordoviya	1 980	958	48,4	4,2
Nizhny Novgorod branch	9 385	3 942	42,0	20,1
Orenburg branch	4 470	2 209	49,4	9,6
Penza branch	2 680	1 213	45,3	5,7
Samara branch	8 500	3 360	39,5	18,2
Saratov branch	5 950	2 466	41,5	12,7
Branch in the Republic of Udmurtiya	3 715	1 606	43,2	8,0
Ulyanovsk branch	3 000	1 356	45,2	6,4
Branch in the Republic of Chuvashiya	2 750	1 196	43,5	5,9
Total for the Company	**46 670**	**20 788**	**44,5**	**100,0**

The Company's share in revenues is 75,5% (exclusive of cellular business). Moreover, this share in local telephone communication and in DLD revenues is 87,1 % and 94,45 % correspondingly (it was supposed to keep it at the level of at least 75 %).

In 2005 the primary trends at communication services market were:

- Achieving high density of telephonization inside the regions (in a number of regions the market is close to saturation);
- Low level of income of rural area population (rural telephone communication);
- Further growth of subscribers' base of cellular operators hereupon the reduction of demand for local and DLD communication services;
- Alternative operators take away DLD traffic;
- New services market development (Intelligent Network, Call Service Centers);
- High rates of growth of Internet services development (ADSL).

In 2005 the determining factors that affected the formation of the Company's communication services revenues were:

- Network development and expansion of range of communication services provided with application of new technologies;
- Change of tariffs for communication services;
- Increase in volume of services rendered to connected operators;
- Development of competition at the markets of intra-zonal and local communication, reduction of demand for the Company's services and correspondingly the reduction of the Company's share at these markets in a number of regions.

Local telephone communication remains the major source of communication services revenues; its share in the total amount of revenues is 46,1%.

The rate of growth of communication services revenues in 2005 made up 115,2% vs. the relevant period of 2004.

The revenues grew higher than the average level for the Company vs. 2004 in the branch of the Republic of Udmurtiya – 122,5%, in Orenburg branch – 120,6%, in Kirov branch – 120,3% and in the branch of the Republic of Chuvashiya – 116,9%. In all of the above mentioned branches, but for the branch in the Republic of Udmurtiya, the outstripping gain of communication services revenues was ensured due to conducted tariff policy (in these branches the average revenue rate at city's network of telephone communication grew at the average by 19-21%). In the branch of the Republic of Udmurtiya the achieved rate of revenues growth was affected by the increase in tariffs for local communication, connection of alternative operators and connection of affiliate company LLC "Izhcom".

It should be noted that depending on the condition of regional communication market (its maturity, competitive situation, the activity of the branch itself) the shares of branches in regional revenues are different. So, if in the Republic of Mariy El there are actually no competitors, then the share of revenues of the branch is fairly high – 72,9% (cellular business inclusive).

Revenues from communication services, traffic connection and transit in 2005.

Chart 5


Revenues from traffic connection and transit 13%
Payphones 1%
DLD & ILD 30%
Mobile electric communication – 1%
Recording communicatio
7%
Rural telephc network 7%
Local telephone network 38%
Wire broadcasting 2%
Radio communication, radio broadcasting, television and satellite communication 1%

Based on the results of the year the revenues from providing the services with application of new technologies made up 7,3% of the total amount of communication services revenues for 2005. The growth rate was 160,9%.

Performance of OJSC "VolgaTelecom" market shares changes in major trends of activity is provided below.

Performance of market shares changes by basic indexes

Table 3

Services	Market share in 2004, %	Market share in 2005, %
Local communication	86,58	87,10
DLD	94,96	94,69
ILD	92,45	92,85
Internet services over dedicated channel	64,76	74,6
Internet services over dial-up channel	70,03	73,78
Cable TV services	12,34	13,43
Voice information transmit services (IP-telephony)	9,60	29,25

IV. PRIORITIES IN THE COMPANY'S ACTIVITY

4.1. Construction and modernization of backbone, intrazonal and traffic networks.

Major objectives for 2006.

During the planning and construction, development and modernization of networks the integrated approach is used which allows to ensure the reduction of operational expenses for communication networks maintenance and provides the capability to provide end-to-end services on the entire territory of Russia, to use system solutions and to orient to the solutions of leading equipment manufacturers as regards its reliability, scalability, manageability and flexibility.

1. Intrazonal network.

Backbone primary network and intrazonal primary networks will be developed with the use of fiber-optic cables with features required for the construction of high rate traffic network with the number of optical fibers on the basic direction not less than 20 with due account for availability in it of fibers with biasing nonzero dispersion (ITU-T G.655 recommendation) designed for application of systems providing for WDM spectral multiplexing.

In 2006 it is planned to construct 2 707 km of intrazonal communication lines, including 2 500 km of fiber optic intrazonal communication lines and 207 km of microwave radio communication lines. Modernization of existing intrazonal primary networks will allow to increase their capacity by 146,8 thousand channel-km.

Taking into account the need in expansion of network carrying capacity and also the need of modernization of analog equipment at zonal networks the Company will continue the modernization and expansion of existing networks for forecasted channels loading providing for maximization of profit from invested resources.

2. Local communication.

During the year it is planned to commission 404,5 thousand numbers at city's telephone networks and 52,3 thousand numbers at rural telephone networks. Out of them 272,5 thousand numbers will replace step-by-step decimal and crossbar switching systems. Total installed capacity of telephone network will make up 5 112,5 thousand numbers, it is planned to bring digitalization level up to 68,2 %. The gain of basic phone sets is planned to the number of 160330 units, including at CTN - 131840 units, and at RTN - 24790 units. For the purposes of reducing operational expenses it is stipulated to apply not more than two types of equipment at PSTNs of the Company's branches.

Chiefly the equipment with NGN elements (including Softswitch technology) will be used for communication networks development. For reconstruction of telephone networks in districts centers it is planned to apply switching systems incorporating the equipment of subscriber's wideband access. The construction of interoffice communication is planned to realize with primary application of fiber-optic cable.

Further implementation of distributed call service center (CSC) is planned as per recommendations worked out in R-effort "Standard requirements and recommendations for creation of Call Service Centers by communication Companies" and individual "System project/Working project of CSCs creation in the Company".

The development and realization of programs of modernization of existing network infrastructure for expansion of range of provided communication services and improvement of their quality will be continued:

- Participation in the tender for providing universal services;
- Telephonization of settlements in rural areas;
- Providing communication services for government needs, access to emergency services, including to "112" service.

At wire broadcasting networks it is planned to continue the arrangements of change-over to off-air reception of programs and reconstruction of networks of republican and oblasts' centers of wire broadcasting. In accordance with the plans of 2006 the following is scheduled at wire broadcasting networks:

- Closing of 166 unprofitable wire broadcasting centers;
- Change-over of 741 settlements from wire broadcasting to on-air broadcasting;
- Liquidation of 7597 km of wire broadcasting lines and 9131 km of lines combined with power transmission lines;
- Replacement of 25 power-consuming amplifiers and 20 МПВ vacuum-tube transmitters;
- Installation of 20 sets of dropping equipment "Otzvuk".

3. Preparation of PSTNs for compliance with regulations requirements.

In 2006 as per the Company's investment plan the basic arrangements for realization of

new regulation requirements will be completed. Major efforts will be focused on the following:

- Realization of the user's right to choose DLD & ILD operator;
- Provision of capability of record maintenance of traffic from/to the networks of other communication operators;
- Provision of capability of time charging for local phone calls.

4.2. Trends of activity of introduction of new technologies and expansion of provided services range.

1. Internet and data transfer services development.

The Company believes this trend of development to be a major source of essential gain of revenues with maximum profit making from the investments which is confirmed by the tendencies of the development of market segment where the Company is present. Including:

- Internet wideband access services;
- Internet dial-up access services;
- Data transfer network services, including the services of organizing customers' corporate networks.

Within this trend the Company is developing the services of dial-up and dedicated line access to Internet, data transfer services and in particular, construction of customers' corporate networks.

1.1. TV broadcasting services.

- Cable TV networks development;
- Implementation of digital TV services.

1.2. Intelligent network services.

1.3. Telephone communication services based on packet switching technology.

2. Mobile communication.

The basic principle of OJSC "VolgaTelecom" mobile communication development is convergence of fixed line and mobile communication with the purpose of strengthening competitive advantages.

In 2006 it is planned to continue the activities of cellular business development in accordance with the approved strategy stipulating establishment of single cellular operator on the basis of CJSC "Nizhny Novgorod cellular communication" within the framework of OJSC "VolgaTelecom" affiliate business.

OJSC "VolgaTelecom" is planning to buy out up to 100% cellular business assets from "Reserve Invest (CYPRUS) Limited", and namely the purchase of equity stake of CJSC "Saratov-Mobile", CJSC "Chuvashiya-Mobile" and CJSC "Penza-Mobile", and also the purchase of equity stakes of OJSC "TATINCOM-T' from OJSC "Uralsvyazinform", OJSC "Tatarstan International communications Limited" from the Committee for municipal property management with the head of Administration of Kazan city before 01.09.2006.

And also negotiations about the repurchase of equity stakes of CJSC "Ulyanovsk-GSM', CJSC "Orenburg-GSM" from CJSC "SMARTS", the repurchase of the companies' equity stakes before 01.09.2006.

It is planned to complete the process of OJSC "VolgaTelecom" cellular business reorganization by way of affiliation of cellular operators' companies to CJSC "NCC" before February 2007.

Upon completion of cellular companies' affiliation the companies "Aline GSM" (branch in the Republic of Mariy El) and "Strizh" (Samara branch) will be reorganized.

In 2006 it is planned to increase the total number of cellular subscribers to 2 606 thousand, and the growth of proceeds to 29 % vs. 2005. Herewith, it is planned to maintain the market share at the level of 18 % in the regions where cellular communication services are provided.

3. Implementation and modernization of IT solutions.

The main trend of activities in IT area is automation of technological and managerial processes of the enterprise, centralization of information resources in order to enhance the transparency of the company's management, unification of business processes, reduction of costs for the development and operation of information systems and optimization of information flows. Within this trend OJSC "VolgaTelecom" implements integrated management system based on ORACLE E-BUSINESS SUITE (ERP program) software and common billing system of "Amdocs" company (Billing Transformation Program). Single "Data Processing Center" was established, it accumulates all financial-economic information of the Company. First modules of ORACLE E-BUSINESS SUITE system – personnel management and fixed assets management – are implemented. Within Billing Transformation Program there was developed draft design of single billing solution and detailed design of localized expansion level on the basis of which "Amdocs" company is creating a master system. Introduction of these systems is the next stage of the company's corporate restructuring aimed at optimization of business processes through creation of single information resource.

4.3. The Company's tariff policy.

The basic objective of the Company's tariff policy is to maintain salability of OJSC "VolgaTelecom" communication services, to expand the subscribers' base and to increase its market share. In 2005 the Company conducted flexible tariff policy as regards non-regulated tariffs for communication services. The activities of making current price-lists of the Company's branches uniform were continued.

Adoption in 2005 by RF Government of a number of framework regulatory documents in elaboration of RF Law "On communication" will facilitate the expansion of our capabilities for the improvement of tariff policy.

Joint activity of the Company and of Federal Service for Tariffs resulted in the increase of tariffs for local communication services; at the average the tariffs were increased by 19,7% and became effective since October 1, 2005, simultaneously the tariffs for DLD and intrazonal telephone communication services were reduced by 7%.

4.4. Other activity trends recognized as strategically important for the Company's development in marketing strategy, in the sphere of services, customer's segments, and also the priorities in the area of regional development.

The Company's prospects at telecom market:

1. The Company's major strategic objective – to hold leading position at communication services market of the Volga region. The Company's total market share is more than 75% by revenues (without taking into account cellular operators) and 44,5% by revenues cellular operators being taken into account.

2. The major trends and priorities of OJSC "VolgaTelecom" development for 2006 are defined in the Company's long-term programs. The Company's approved marketing strategy defined key segments of the market and strategic regions of its development.

The strategy of modern services development approved the Company's objectives for 2006 in highly remunerative market segments having defined key parameters by natural and value indicators.

The planning of OJSC "VolgaTelecom" revenues for 2006 was made with taking into account structural shifts which telecom market is expecting since 01.01.2006 and which are caused by the change of existing regulatory framework governing the activity of Russian communication operators as regards the transfer of right to provide DLD and ILD services to DLD and ILD operators, and also the change of interrelations of operators of long-distance, intrazonal and local networks.

These changes are reflected in the structure of revenues that OJSC "VolgaTelecom" is planning for 2006.

In this connection, the correlation of revenues performance of industries with different level of profitability in the total structure of OJSC "VolgaTelecom" revenues changed materially, which immediately affected the profitability of the entire Company.

Behavior of revenues growth (drop) in major industries.

Table 4

	Behavior of revenues growth 2006/2005 (%)
Local communication	109%
DLD and ILD*	35%
Internet and data transfer networks	139%
Wireless and cellular communication	118%
Connected operators	125%
Other	102%

** In 2006 by DLD and ILD services are meant the services of intrazonal communication.*

The change of revenues behavior in a number of major industries resulted in the change of share of these industries in the structure of total revenues, having reduced the share of DLD services by 18 percentage points.

Table 5

	2005	2006
Local communication	46%	56%
DLD and ILD *	30%	12%*
Internet and data transfer networks	6%	9%
Wireless and cellular communication	1%	2%
Connected operators	13%	18%
Other	3%	4%

** In 2006 by DLD and ILD services are meant the services of intrazonal communication.*

The drop of DLD and ILD services revenues, having weighted average profitability of 45%, resulted in the drop of the Company's total profitability by 1,8 percentage points.

The growth of local communication share is explained by positive behavior of its development and also by essential drop of revenues from DLD and ILD services and as consequence by reduction of total amount of revenues.

It is expected that in 2006 the share of new services in the total structure of the Company's revenues will grow to 9,2% (vs. 4,6% in 2004 and 7,3% in 2005), and by 2008 it will increase to 14,7%.

V. THE COMPANY'S EXPECTED FUTURE DEVELOPMENT

Priorities in services area.

In services area – priority development of value-added services (Internet access, VPN, intelligent networks services, Call-centers, cable TV) and the increase of their share in the total receipts.

In 2005 the Company started to realize the project of the network modernization in accordance with NGN technological concept assuming the network reconstruction, including with the purpose of expanding the list of services. Further development of the network on the basis of NGN will considerably expand the range of services for the Company's subscribers: intelligent network, call-centers, cable TV. Literate NGN networking allows for reducing of prime cost of services provision and hence will positively affect the customer's tariffs.

On the ground of the forecast of telecom sector development made on the basis of the results of conducted marketing researches the Company's revenues structure is expected to change by the end of year 2006.

Budgeted structure of OJSC "VolgaTelecom" revenues in 2006.

Chart 6



Recording communication revenues 1%
Local telephone network revenues 51%
Other operating earnings 7%
Internet and data transfer revenues 10%
Wire sound broadcasting 2%
Radio communication, radio broadcasting, television and satellite communication 1%
Revenues from traffic connection and transit 17%
Rural telephone network revenues 9%
Wireless and cellular communication 2%

It is expected that in 2006 the share of new services revenues in the Company's total revenues will grow to 9,2%.

Chart 7



10,00%
8,00%
6,00%
4,00%
2,00%
0,00%
4,20%
7,30%
9,20%
2004
2005
2006

Priorities in customer's segments area.

Currently one of the priority trends of OJSC "VolgaTelecom" activity is to lineup the system of customers' servicing and in the first place - the customers of large corporate sector.

Improvement of competitive struggle, further activation of operations by cellular and alternative operators are prerequisites for losing by a number of branches of their positions in business sector in 2006 and as a result the reduction of share in their revenues and the revenues of the Company upon the whole.

However, the realization of programs aimed to promotion of services rendered by the Company and in particular, the Program of providing modern communication services to general public and to organizations for year 2006 will allow for increasing the share of new services revenues in the company's revenues from 7,3% in 2005 to 9,2% in 2006.

The plans for 2006 stipulate the development of a group of actions aimed at improving the quality of customer servicing, raising competitive capacity and retaining the existing customers. This group of actions includes the revision of existing criteria of corporativity. It is planned to introduce uniform criteria of assignment of VIP status for strategic customers in the entire Company.

Priorities in regional development area.

Marketing strategy defines three key regions for OJSC "VolgaTelecom" – Nizhny Novgorod, Samara and Saratov oblasts. These regions are the most attractive for the competitors and it is exactly there where OJSC "VolgaTelecom" fights for its market positions in the first place. The economy of the key regions will be outstripping the growth rate; their attractiveness is confirmed by the fact that above all it is exactly here where the alternative operators are actively investing. The return on investments in these regions is higher than in other branches of the Company.

Along with a large number of regional alternative operators large All-Russia operators are present at the markets of these oblasts. It is these companies conducting aggressive marketing policy, developing modern telecom technologies, using flexible tariff policy (with the capability of individual approach to each customer) and large number of sales personnel, clear progressive system of personnel motivation that pose the main threat.

New tariff plans, loyalty programs for high-yielding subscribers, special integrated offers for separate segments are being developed and introduced to stimulate the demand. Special activities are elaborated to improve the competitiveness of foreground regional branches that will allow for strengthening the Company's positions in all 11 regions of the cover area.

It should be noted that despite dynamic development of alternative operators OJSC "VolgaTelecom" has serious competitive advantages:

- Availability of developed infrastructure;
- Wide network of communication offices;
- Stable financial status allowing for investing into new high-tech communication services.

In order to efficiently administer its competitive advantages and to ensure its presence in all profitable segments of services market OJSC "VolgaTelecom" consistently realizes aggressive marketing strategy.

Investment policy.

The volume of investments allocated by the Company for realization of the development program for 2006 amounts to 5 670 million rubles. In the total volume of investments the expenses for equipment acquisition amount to 65 %, construction and installation works – 30 %.

Table 6

Investments categories:	Share in investments volume, %
Traditional telephony	27,9
New services	32,4

Channels for services provision	1,3
Repair and construction of buildings and facilities	2,0
Investments into IT	8,9
Data transfer network and infrastructure	20,1
Other infrastructure	6,4
Special	1,0

The analysis of investment plan efficiency.
The quantity of projects of investment plan, total - 856 projects.

Table 7

Investments payback period	Years
Plan's investments average payback period	4,2
• Traditional telephony	4,1
• New services	4,1
• Data transfer network and the objects of communication infrastructure	4,5

Table 8

	%
Share of investments volume into financial payoff projects	76,5
Share of high financial payoff projects (payback period to 7 years, IRR > = 20%)	57,9
Share of investment volume into the projects with intangible payback	22,6
Share of investment volume into the projects with intangible payback and into the projects with negative payback (payback period more than 9 years)	23,5
Share of investment volume into social and special projects	1

It is planned to commission production capacities in the amount of 5 880 million rubles.
The commissioning of the Company's production capacities is provided in the table below.

Table 9

Indicator	Measure unit	Plan for 2006	Including quarter-yearly			
			1	2	3	4
Commissioning of numbering capacity of fixed-line communication	Numbers	404 462	76376	78 754	122278	127054
Including for replacement (of the total commissioning)		272 526	58339	46214	79651	88322
Rural communication network including	*Numbers*	*52 274*	*18334*	*7642*	*13676*	*12622*
Including the numbers for the replacement at rural communication network	Numbers	34 594	12032	3124	9538	9900
Including at city's telephone network	*Numbers*	*352 188*	*58042*	*71 112*	*108602*	*114432*
Including the numbers for the replacement at city's telephone network	Numbers	237 932	46307	43090	70113	78422
Gain of basic phone sets	Numbers	*154 847*	*29 277*	*38 194*	*43 264*	*44 112*
Commissioning of trunk line exchanges	Channels	*10680*	*0*	*0*	*0*	*10680*
Backbone trunks and intrazonal transmission lines, total	Km	2707	100	265	408	1934

Indicator	Measure unit	Plan for 2006	Including quarter-yearly			
			1	2	3	4
Out of them - intrazonal transmission lines	*Km*	2707	100	265	408	1934
Including: • Cable transmission lines	Km	*2500*	*100*	*265*	*279*	*1856*
• Microwave transmission lines	Km	207	0	0	129	78
• commissioning of trunk line exchanges, of nodes of automatic switching, of zonal transit nodes	Channels	*10680*	*0*	*0*	*0*	*10680*

Development of electric communication network.

As of 01.01.2007 the installed capacity of local telephone network due to realization of the Company's investment plan will be 5112,5 thousand numbers.

Table 10

Telephone exchange type	Thousand numbers	% of total installed capacity
Crossbar automatic telephone exchanges	1 410,4	27,6%
Quasi-electronic automatic telephone exchanges	178,8	3,5%
Electronic automatic telephone exchanges	3 485,6	68,2%
Step-by-step decimal automatic telephone exchanges	37,5	0,8 %
Total	5 112,5	100,0%

Automatic trunk line exchanges (ATLX).

Realization of the investment plan for 2006 will allow for increasing the capacity of automatic trunk line exchanges (ATLX) to meet the requirements of intrazonal and DLD communication when developing local PSTNs.

ATLX total capacity will grow by 3,0 thousand channels and amount to 91,0 thousand channels. Herewith, the capacity of all digital ATLXs will be 100% of the total capacity.

Retirement from service

In 2006 it is scheduled to retire from service 1211,2 km of transmission lines, including:

- cable transmission lines - 997,9 km;
- overhead transmission lines - 54,3 km;
- microwave radio transmission lines - 151 km;

In 2006 it is scheduled to retire from service 189.2 thousand numbers of analog exchanges, out of them:

- 45.2 thousand numbers of step-by-step decimal automatic telephone exchanges (it will make out 54.7 % of total capacity of step-by-step decimal automatic telephone exchanges
- 96.3 thousand numbers of crossbar automatic telephone exchanges (it will make out 6,4 % of total capacity of crossbar automatic telephone exchanges).

Major investment projects.

The Company's investment plan includes the projects related to carrying-out of legislation requirements that became effective since January 1, 2006:

- Modernization of local networks to provide for the subscribers' (users') capability of choosing long-distance operator;
- Re-equipping the exchanges with calls' time charging function;
- Re-equipping ATLX with the function of DLD and ILD operator choosing;
- Creation of technical architecture of ERP-system;
- Creation of technical architecture of billing transformation program;
- Development/modernization of local-computer networks;
- Expansion of DSL access area;

- Development of cover area of cable TV services provision;
- Call Service Centers development;
- Provision of organization of access to single number of emergency services "112";
- Change-over of communication networks to perspective numbering plan.

VI. THE RESULTS OF THE COMPANY'S DEVELOPMENT IN PRIORITY TRENDS

Capital construction and investment activity.

5 208,721 million rubles of capital investments were spent during 2005. Fixed assets worth of 35,529 million rubles were acquired. Total investments into fixed-capital assets amounted to 5 244,250 million rubles.

Volume of investments into fixed-capital assets.

Chart 8


8000
7000
6000
5000
4000
3000
Million rubles
4 550
7 007
5 244
2003
2004
2005

Out of the investments into fixed-capital assets 5 177,78 million rubles or 99,4% were allocated to communication objects, and 30,941 million rubles or 0,6% to other activities.

In 2005 the volume of construction and installation works amounted to 2 071,3 million rubles. The equipment worth of 2 836,7 million rubles was delivered. Fixed assets worth of 5 527 million rubles were commissioned.

The major share in the investment program is still the investments into modernization and expansion of objects of traditional telephony. In 2005 the volume of investments into this market segment amounted to 2 803,3 million rubles or 53,5 % of the total investments. Large share of investments into traditional telephony is explained by the need of modernization of the existing network to expand the range of provided services and to improve the quality of their provision.

711,6 million rubles or 13,6 % of the total investments were allocated for infrastructure development (DLD and ILD phone communication). Out of them the following amounts were allocated for:

- Construction of intrazonal transmission lines (fiber-optic and microwave radio transmission lines) - 449,7 million rubles (8,6%);
- Construction, replacement and modernization of objects of interoffice communication networks - 162,2 million rubles (3,1%);
- Expansion and reconstruction of ATLX - 80,4 million rubles (1,5%);

• Development of other infrastructure (expansion of radio broadcasting area, modernization of telegraph facilities, network signaling systems, network monitoring systems) - 19,3 million rubles.

In OJSC "VolgaTelecom" business structure there are mobile communication services which, taking into account high competition at the market, require investment development. Within the framework of 2006 investment plan realization 239,2 million rubles are allocated for mobile communication development.

In 2005 the volume of investments for implementation of new equipment and information technologies considerably exceeds the investments of year 2004.

The basic trends of the Company's investments in 2005 into the development of new services were:

• DSL ports installation and organization of Internet dial-up access - 101,3 million rubles (1,9%);

• Construction and expansion of cable TV - 121,3 million rubles (2,3%);

• Implementation of intelligent network - 19,8 million rubles (0,4%);

• Other services – 8,4 million rubles (0,2%);

• Construction and capacity enhancement of Call Service Centers – 28,3 million rubles.

• Due to the fact that basic gain of revenues in the future the Company sees in the development of data transfer network services the volume of funds allocated into this market segment is growing year in and year out. In 2005 the investments into data transfer network development amounted to 490 million rubles (9,3%), which exceeds the same indicator of the previous year by 132 million rubles or 37 %. 280,4 million rubles were invested into the construction of data transfer networks and access nodes.

151,9 million rubles were allocated for the construction of data transfer network with composite function of multi-service (multi-media) network, out of them 102,1 million rubles were spent for realization of "Inter-regional multi-service data transfer network" project.

In 2005 the second stage of "Inter-regional multi-service corporate OJSC "VolgaTelecom" data transfer network" project was realized.

An important development trend is the construction of corporate data transfer network (inter-regional multi-service network) of OJSC "VolgaTelecom" of the total estimated cost of 261,5 million rubles. This network is subdivided into corporate and commercial segments.

The network's corporate segment is a part of created data transfer network designed for meeting the requirements of OJSC "VolgaTelecom" to create single information space. The objectives of this trend are the following projects:

ERP system - ORACLE E-Business Suite;

Creation of corporate network of video conferencing;

System of accumulation and consolidation of information;

Implementation of uniform billing system AMDOCS (in the long term).

The basic tasks are in the area of construction of transparent and efficient information structure connecting the company's branches into single information space that provide access to data and applications.

Within the framework of the second stage of multi-service data transfer network construction the Company's corporate networks were additionally equipped to ensure the requirements of functionality, security and performance.

The network's commercial segment is the remaining part of the network designed for provision of services to a wide range of users in order to obtain commercial benefit.

Thanks to the construction of "commercial segment" of multi-service data transfer network the Company will be capable to provide the following communication services:

• Internet dial-up access services;

• Wideband access services;

• Organization of Virtual Private Networks (VPN) for corporate customers having geographically distributed offices within the Volga region.

• Telephone communication with the application of packet switching technology ("packet telephony'). The future of "packet telephony" consists of convergence with NGNs. In order to ensure the capability of the Company's branches telephone networks interfacing with the networks of DLD and ILD operators by using packet switching technology, within the framework of multi-service data transfer network project the equipment was purchased to re-equip zonal transit units of the branches by installing MVTS sets and Cisco AS5350 media-gates. Contractor design of OJSC "Giprosvyaz-St.Petersburg" also stipulates the installation of the controller of Cisco PGW-2200 media-gates in Nizhny Novgorod branch to ensure the operation of zonal transit nodes of the branches with media-gates by using signaling system OKC-7. The subscriber's level of "packet telephony' service will be developed within NGN project. The service will be provided to the users of access over a dedicated line.

• Videoconferencing. Leading educational centers are actively introducing videoconferencing into educational process. Holding of medical videoconferences is strategically important task of practical health care. Organization of video conferences allows for medium and small businesses to reduce transport and travel expenses, cost cutout is achieved for documents transfer, inefficient phone consultations.

In 2005 within the framework of the second stage of the project realization 102,1 million rubles were invested, including the following equipment that was delivered and commissioned:

• Nodes of telephone communication by using packet switching technology ("packet telephony") in the branches (total 12 nodes);
• The equipment of information security system for 11 branches;
• Development of regional segments of data transfer network of the branches.

Thanks to the investments of year 2005 into the development of data transfer network and Internet services the number of active users by dial-up access in OJSC "VolgaTelecom" made up 487,7 thousand/month. More than 31,8 thousand ports are used for organization of dedicated line access.

Taking into account that since 2004 the Company has been implementing centralized software products stipulating optimization of business processes and requiring the upgrading of existing technical architecture more than 7% of investments in 2005 were allocated exactly for these purposes. The total amount of investments for creation and development of technical architecture made up 394,2 million rubles.

Investments into IT amounted to 394,2 million rubles, which is more than for the similar period of 2004 by 104,8 million rubles or by 36 %.

Out of them:

• For design and acquisition of equipment for the construction of Data Processing Center 200,3 million rubles were allocate which makes up 3,8% of the total volume of investments;
• 157,3 million rubles (3%) were allocated for acquisition of computers and server equipment, for technical support of automated systems of technical record;
• 20,4 million rubles (0,4%) were spent for implementation and modernization of billing;
• 16,2 million rubles (0,3%) were spent for implementation of information security and protection systems, for organization of corporate data transfer network, implementation of network management and planning system, implementation of management and record keeping systems.

Intrazonal communication.

In 2005 OJSC "VolgaTelecom" continued the construction of ring fiber-optic communication lines ensuring the transit of growing traffic of data transfer networks, of IP and traditional telephone communication. The branches constructed 1621 km of fiber-optic and 139,6 km of microwave radio intrazonal communication lines.

4 ATLX were modernized and expanded. Their capacity grew by 32 270 channels.

City's telephone network.

During 2005 at OJSC "VolgaTelecom" city's telephone networks there was completed the construction and commissioned the equipment of 73 city exchanges of the total installed capacity of 420,01 thousand numbers.

The major input to the installed capacity of city's telephone networks was contributed by digital telephone exchanges. During 2005 the share of digital exchanges in the total capacity of switching equipment at the Company's city's telephone networks increased from 63,4 % to 69,5 %. Utilization factor of installed capacity of all exchanges installed at the Company's PSTNs increased from 93,6% to 94,0%.

Due to the commissioning of new digital exchanges and change-over of considerable part of subscriber lines to them 62 analog exchanges were disassembled.

As of January 1, 2006 the total number of automatic exchanges in cities, towns and settlements made up 799 with the total installed capacity of 4169,64 thousand numbers.

For 2005 the gain of basic telephone sets amounted to 210 703 units. After the commissioning of new ATXs the number of city's phones with automatic access to DLD telephone network increased by 214,52 thousand numbers and made up 3917,76 thousand numbers.

The installed capacity of ATXs with time-based billing system for local calls increased by 285,1 thousand numbers; out of them - 146,46 thousand numbers are in commercial operation.

Totally for the entire Company the number of corporate PABXs having access to local telephone networks reduced by 29, herewith the installed capacity of corporate PABXs having access to PSTN increased by 13,22 thousand numbers for the entire Company.

The total number of exchanges installed at communication networks of other operators and having access to PSTN also reduced by 33 exchanges for the entire Company. The main reduction of this indicator occurred in Nizhny Novgorod branch. Herewith the installed capacity of exchanges of other electric communication operators having access to the Company's city's telephone networks increased by 1988,82 thousand numbers and made up 4171,52 thousand numbers.

During the year the share of other operators of electric communication networks in total capacity of PSTN increased from 36,4% to 49,28%.

In cable line facilities of local telephone communication the activities were aimed at improving the reliability and efficiency of their utilization and the improvement of the quality of servicing.

3 119 km of overhead and 11 512 km of cable communication lines were fully repaired. During the repair works 31 755 poles, 5 595 km of wires and 9 643 km of cable were replaced. 31 118 poles were strengthened by reinforced-concrete props, 2759 red flags and 1651 rippers were installed.

4 943 km of overhead communication lines were written off and removed, 1 181 channel/km of telephone duct lines were constructed, 23 486 km of cable were newly laid, including 536 km of fiber-optic cable.

Rural telephone communication.

For year 2005 at OJSC "VolgaTelecom" rural telephone networks the construction and commissioning of equipment at 204 rural telephone exchanges of the installed capacity of 97,6 thousand numbers was completed.

The major input to the installed capacity of rural telephone networks was contributed by digital telephone exchanges. During 2005 the share of digital exchanges in the total capacity of switching equipment at the Company's rural telephone networks increased from 19,9 % to 30,3 %.

Utilization factor of installed capacity of all rural telephone exchanges installed at OJSC "VolgaTelecom" PSTNs increased from 89,3 % to 90,6 %.

The reduction of total number of rural telephone exchanges by 25 exchanges occurred due to disassembly of a large number of analog exchanges (ATCK 50/200, ATCK 100/2000).

As of 01.01.2006 the number of automatic telephone exchanges in rural settlements amounted to 4 997 units of total installed capacity of 780,9 thousand numbers.

During 2005 the gain of basic phone sets made up 46861 units. With the commissioning of new automatic exchanges the number of rural phones having automatic access to DLD network grew by 56,6 thousand numbers and made up 727,1 thousand numbers.

The installed capacity of ATXs having the function of time charging for local calls grew by 73,6 thousand numbers.

The number of corporate PABXs having access to local phone networks grew by 9 for the entire Company, and the total number of exchanges of communication operators having access to rural telephone networks reduced by 1.

The installed capacity of corporate PABXs grew by 2,2 thousand numbers and made up 10,2 thousand numbers, herewith the installed capacity of exchanges of communication operators having access to the Company's rural telephone networks grew by 0,7 thousand numbers.

During the year the share of communication networks of other operators in the total installed capacity of PSTNs grew from 0,97 % to 1,29 %.

Data transfer and Internet access services.

In 2005 the number of dial-up access users made up 487,7 thousand/month with the scheduled figure of 460,8 thousand (performance of 105,8%). During the year the growth rate made up 142,9%. During 2005 the gain of dial-up access users made up 146,5 thousand.

During 2005 "Internet-density" reflecting the percentage of OJSC "VolgaTelecom" telephone communication subscribers who use the Company's services of Internet dial-up access increased from 7,8 % to 10,5%. This growth was facilitated by the development of "Internet for all" service which is very popular among general public. The number of "Internet for all" service users made up 56,1% of the total number of dial-up access users. This indicator (95%) is the highest in the branch of the Republic of Mariy El and in Nizhny Novgorod branch where "Internet-density" indicator is the highest.

For 2005 the number of ports engaged for providing the services of dedicated line access made up 31,8 thousand vs. the scheduled figure of 30,9 thousand (performance of 103%). Vs. 2004 the total volume grew by 3,9 times and the gain increased by 6,3 times.

The growth of dedicated line access users is achieved due to the active introduction of xDSL wideband digital access service. For 2005 the number of points of xDSL connection in the entire Company made up 27,1 thousand (this is 85% of the total number of connections of all the technologies of dedicated line access).

Data transfer networks.

The connection of such number of users would not be possible without construction and modernization activities at data transfer networks of the Company's branches. The following was done during 2005.

In OJSC "VolgaTelecom" branch in the Republic of Mariy El in Yoshkar-Ola town there was created DPT network of 4 Gbps capacity. At present the network consists of 9 nodes built on the basis of Cisco 10720 backbone routers by utilizing unoccupied fibers at existing fiber-optic communication lines. Additionally in Yoshkar-Ola town 10 access gates of 1 Gbps capacity were organized.

In OJSC "VolgaTelecom" branch in the Republic of Mordoviya there was completed the construction of 2-nd start-up complex of the project "Construction of regional multi-protocol network of the branch". In 2005 for the 2-nd start-up complex 7 additional nodes were commissioned. All in all 19 nodes out of 24 scheduled by the project were constructed. The network is being constructed on Cisco Catalyst 3550 switches by using Gigabit Ethernet technology and by utilizing unoccupied fibers at existing fiber-optic communication lines.

In Orenburg, Samara, Saratov, Ulyanovsk branches and also in the branch of the Republic of Chuvashiya backbone data transfer networks were considerably developed. The tendency has

taken shape to construct backbone data transfer networks in oblasts' centers by Gigabit Ethernet technology with implementation of IP/MPLS technology.

In OJSC "VolgaTelecom" Samara branch in Samara city there was additionally organized 8 nodes of data transfer network (including office centers), in all other 22 nodes additional equipment was installed. At present in Samara city there were constructed 30 nodes combined by Gigabit Ethernet transport network (on the basis of Cisco Systems equipment). In Samara oblast Gigabit Ethernet existing network was expanded by 10 nodes. Thus, currently Gigabit Ethernet network, organized by utilization of unoccupied fibers, covers 21 node of electric communication out of 31 nodes in Samara oblast.

In OJSC "VolgaTelecom" Saratov branch in Saratov city there were commissioned 25 new access nodes, 24 nodes were modernized (totally there are 49 nodes) within the project "Expansion of data transfer network of the branch". Data transfer network was modernized by using Cisco Systems equipment. The modernization resulted in commissioning of the network with 1 Gbps capacity and supporting IP/MPLS technology. 19 nodes of data transfer network were modernized in Saratov oblast.

In OJSC "VolgaTelecom" branch in the Republic of Udmurtiya the existing commercial network "Izhcom" (xDSL) was integrated with 2,4 Gbps DPT transport network of the branch, and also xDSL access was expanded.

In OJSC "VolgaTelecom" Ulyanovsk branch Gigabit Ethernet data transfer network was expanded and modernized (over unoccupied fiber-optic communication lines), xDSL access network was expanded.

In OJSC "VolgaTelecom" branch in the Republic of Chuvashiya in Cheboksary town and in Novocheboksarsk town at all 13 nodes the transport network capacity was increased by utilizing SDH Siemens equipment (Surpass multiplexers). For 3 nodes the capacity made up 100 Mbps and for the balanced ones 10 – 50 Mbps.

Activities with backbone Internet providers.

As of 01.01.2006 the carrying capacity of backbone Internet channels made up 406 Mbps. For 2005 the growth of consumed traffic from backbone Internet providers amounted to 177% (from 35 Tbps in December 2004 to 62 Tbps in December 2005). Along with the growth of volume of consumed traffic there occurred the reduction of average cost of 1 Gbite of superior provider OJSC "RTComm.RU" by 26% (from 554 rubles/Gbite in December 2004 to 410 rubles/Gbite in December 2005).

Intelligent communication network.

In 2005 the Intelligent communication network based on "Berkut' equipment was constructed in all the branches of OJSC "VolgaTelecom" and was put into commercial operation since 01.12.2005. The Intelligent communication network operator's code was obtained - 80X-707. In Nizhny Novgorod branch the Intelligent communication network is in commercial operation since 01.04.2004. In the Company's Nizhny Novgorod branch there was no active promotion of the services as the Intelligent communication network operator's code was issued only in August 2005. At present 103 numbers of Intelligent communication network are in use in Nizhny Novgorod branch.

The following services are realized within OJSC "VolgaTelecom" Intelligent communication network:

- Free call (8-800-707-XXXX);
- Voting over the phone (8-803-707-XXXX);
- Access universal number (8-804-707-XXXX);
- Call with additional payment (8-809-707-XXXX).

The next stage of the project's realization will be implementation of uniform service card (USC). The project will be realized in two phases:

- 1-st phase – provision of the entire range of services (telephone communication, telephony over the network with packet switching, Internet dial-up access);
- 2-nd phase – payment for communication services.

USC will be effective on the entire territory of the Company's coverage area.

Cable TV.

In 2005 the activities of cable TV networks development were carried out in 8 branches: in Kirov, Nizhny Novgorod, Orenburg, Samara, Saratov branches, in the branches of the Republics of Mariy El, Mordoviya and Chuvashiya.

It should be noted that the branch in the Republic of Mordoviya in 2005 designed the project "Construction of digital over-the-air-cable TV network of DVB-T standard" and it was that branch where the first phase of the project was realized. TV broadcasting is organized in 6 districts of the Republic.

In 2005 the growth of subscribers' base of cable TV network made up 126,3% vs. 2004. The number of connected subscribers exceeded 165 000, which is 60% of the network's capacity. The plans for 2006 envisage the increase of the subscribers to 209 000 (the gain is at least 44 000).

Telephone communication by packet switching technology.

In 2005 the service of telephone communication by packet switching technology was implemented in the branches of the Company. In 2005 the volume of traffic amounted to 20 million minutes, the growth rate was 132% vs. 2004.

MVTS firmware of "Mera" company make was supplied to additionally equip "packet telephony" nodes.

For 2006 it is planned to bring this service in compliance with new regulatory documents and to integrate it with NGNs under construction. Activities of organizing the interface with DLD and ILD communication operators are carried out. The subscriber's level of "packet telephony" service will be developed within NGN project. The service will be provided to the users of dedicated line access. In 2006 the priority trend of IP-telephony service development will be the connection of corporate customers. It is also planned to provide the service by using USC implemented within the project of Intelligent communication network.

Cellular communication.

Cellular business is one of the most fast-growing development trends in new communication services area. In 2005 OJSC "VolgaTelecom" was actively developing this trend as per the approved Strategy of cellular business development.

Major activities in 2005:

Table 11

January-April	Analysis of performance of indicators and basic provisions of the approved Strategy of cellular business development of OJSC "VolgaTelecom" for 2004.
March	Acquisition of equity stake of cellular communication operator in the republic of Mordoviya CJSC "RTCOM" in the amount of 100%. Elaboration of the company's business-plan development for 2005-2009.
May-September	Joint activities with analysts and examination of their proposals as regards the variants of the Strategy's updating, consolidation and development of regional cellular companies of the Volga region. APEX Emerging Markets Finance analysts took part in the examination of this project.
October	The project of the updated Strategy of OJSC "VolgaTelecom" cellular business development is presented.
October	Negotiations with MCT Corporation on appraisal of CJSC "Saratov Mobile",

	CJSC "Chuvashiya Mobile" and CJSC "Penza Mobile".
November	The report in presented on evaluation of different variants of corporate structure of OJSC "VolgaTelecom" cellular business.
November	Start of commercial operation of GSM 1800 network in the Republic of Mordoviya – CJSC "RTCOM".
December	The draft of Master-plan on activities of the updated Strategy of cellular business development is presented.

The department of mobile communication carried out the activities with the branches and subsidiary and affiliated companies on centralization of business-processes:

- Coordination in budget-financial area ensured control over operating activity of subsidiary and affiliated cellular companies. Uniform forms of weekly, monthly and quarterly operating-financial reporting, bookkeeping and tax accounting were introduced.
- Centralization of actions in technical policy area, IT development allowed for reducing CAPEX and OPEX.
- In 2005 there was arranged the zone of preferential roaming between subsidiary and affiliate companies. The analysis was made and institutional arrangements were defined to use uniform MNC 03 code in order to create roaming-free space in 2006.
- Coordination of the Companies marketing strategies. Creation, implementation and utilization of uniform marketing product/brand – "ON" tariff plan.

To ensure the development of subsidiary companies in accordance with business-plans for 2005 there was organized the financing of investment programs by obtaining bank credits against guarantee obligations of OJSC "VolgaTelecom", including the financing of CJSC "RTCOM" in the amount of 114 million rubles with OJSC JSCB "Svyazbank" and CJSC "Orenburg-GSM" in the amount of 57 million rubles.

Basic performances of cellular business development in subsidiary companies.

Table 12

OJSC "VolgaTelecom" market share in the total base of cellular operators of 5 regions, including	**2004**	**2005**
	25 %	21 %
1. CJSC "Nizhny Novgorod Cellular Communication"	41 %	39 %
2. OJSC "VolgaTelecom" branch in the Republic of Mariy El	50 %	39 %
3. CJSC "Ulyanovsk-GSM"	37 %	27 %
4. CJSC "Orenburg-GSM"	10 %	6 %
5. OJSC "TATINCOM-T"	10 %	10 %
6. CJSC "RTCOM"	-	2 %

Despite the reduction of market shares related to competition with Federal cellular communication operators, the operator "Nizhny Novgorod Cellular Communication" managed to hold the leading position at the services market of its region.

Table 13

Total number of cellular communication subscribers, thousand men, including	**2004**	**2005**	**Change, %**
	1 215	1 762	145 %
1. CJSC "Nizhny Novgorod Cellular Communication"	720	997	138%
2. OJSC "VolgaTelecom" branch in the Republic of Mariy El	105	196	186 %
3. CJSC "Ulyanovsk-GSM"	150	179	119 %
4. CJSC "Orenburg-GSM"	60	89	148 %
5. OJSC "TATINCOM-T"	180	294	163 %
6. CJSC "RTCOM"	-	7	-

For 2005 the subscriber's base of subsidiary companies, including CJSC "RTCOM" of the Republic of Mordoviya, grew by 45%. Together with affiliate companies the subscriber's base made up 1 887 thousand subscribers.

Table 14

Total proceeds from cellular communication services, million rubles, including	**2004**	**2005**	**Change, %**
	2 418	2 995	124 %
1. CJSC "Nizhny Novgorod Cellular Communication"	1 319	1 698	129 %
2. OJSC "VolgaTelecom" branch in the Republic of Mariy El	210	217	103 %
3. CJSC "Ulyanovsk-GSM"	373	382	102 %
4. CJSC "Orenburg-GSM"	136	184	135 %
5. OJSC "TATINCOM-T"	381	506	133 %
6. CJSC "RTCOM"	-	8	-

In 2005 the average monthly revenue per 1 subscriber made up about US$7 (in 2004 – US$10).

6.1. Investment policy.

Due to the reduction of consumer demand at telecom market of the regions of the Volga Federal District for the services of traditional communication and the Company's efforts to improve the performances of liquidity and restructuring of debt load the volume of investments in 2005 was reduced vs. the previous year. In 2005 "VolgaTelecom" capital investments match the average figure of the companies of OJSC "Svyazinvest" holding.

Table 15

№	**Index description**	**Measure unit**	**2004**	**2005**	**The rate of indexes change 2005/2004 (%)**
1.	Funds invested into fixed-capital assets - **total,**	Million rubles	6964,5	5208,7	74,8%
1.a	Trends of investments:	Million rubles			
	- fixed-line telephone communication		4434,9	2886,6	65,1%
	- cellular communication		191,6	255,7	133,5%
	- DLD, ILD and intrazonal telephone communication		757,2	573,2	75,7%
	- new services		165,5	326,0	196,9%
	- data transfer networks and infrastructure		335,1	280,4	83,7%
1.b.	- investments into IT	%	3,9	7,6	x
	- other	%	11,6	9,5	x
2.	**Share of proprietary resources** allocated for investments financing	%	47,0	66,9	x
3.	**Share of raised funds** allocated for investments financing	%	53,0	33,1	x

In 2005 the Company continued to realize Federal program "Social development of rural area".

Taking into account the fact that basically within the program social projects are realized with large payoff period, to minimize the Company's costs the activities were carried out to raise

budgetary funds of Russian Federation subjects to finance these projects, however, the budgetary funds made up only 2,4% of the investments volume.

Table 16

	Scheduled volumes of investments	Accomplished volume of investments, total	Including:		
			Proprietary resources	Raised funds	Commissioned productive facilities
Total for the program	280 666	300 914	293 614	7 300	
Local telephone network numbers					68 982
DSL-access ports					352
Intrazonal fiber-optic transmission lines, km					*181*

OJSC "VolgaTelecom" is actively participating in realization of Federal target program "Electronic Russia" facilitating the implementation and advance of modern information and telecommunication technologies among the Volga region population. Special attention is paid to the following projects:

- "Electronic Government";
- "E-commerce";
- "Distance learning";
- "Telemedicine".

OJSC "VolgaTelecom" provides Internet access services to 55 256 organizations financed from the appropriate budgets, to governmental authorities and to local government administrations. At 2005 year end the penetration level of OJSC "VolgaTelecom" Internet services for state-financed organizations made up 27,4%. Among the Company's branches a high share of coverage of state-financed sector by Internet access services is in Orenburg branch (69,1%), in the branch of the Republic of Chuvashiya (56%), in Penza branch 43,9%), in the branches of the Republic of Mordoviya (41,2%) and the Republic of Mariy El (38,7%).

6.2. Basic indexes of network development.

Table 17

№	Index description	Measure unit	2004	2005	The rate of indexes change 2005/2004 (%)
1.	The gain of haul of - DLD (intrazonal) VF channels total,	Thousand channel/km	19 988,2	23 520,5	17,7
	Including those formed by digital transmission systems	Thousand channel/km	18 228,2	22 262,6	22,1

2.	The gain of quantity of basic telephone sets, total, Including - CTN; - RTN	Thousand units Thousand units Thousand units	258,3 212.3 39.6	257,6 210,7 46.9	-0,27 -0,75 18,4
3.	The gain of outgoing automatic channels of automatic trunk exchange , total Zonal communication inclusive	Channels Channels	37 391 28 393	41 509 32 270	11,0 13,7

6.3. The Company's basic economic performances.

Table 18

Performances description	**Measure unit**	**2004**	**2005**	**The rate of performances change 2005/2004 (%)**
Proceeds (exclusive of VAT)	Million rubles	18605	21348	114,7
Tariff income	Million rubles	18171	20788	114,4
Expenditures	Million rubles	13266	15333	115,6
Balance sheet profit	Million rubles	2986	3430	114,9
Profitability by balance sheet profit	%	22,5	22,4	-0,1
Prime cost of 100 rubles of proceeds	Rubles	71,3	71,8	100,7

Basic financial-economic performances of the Company's activity in 2005 are provided in the chart.

Behavior of OJSC "VolgaTelecom" basic financial performances.

Chart 9



Million rubles
14 677
10 471
2 867
18 605
13 266
2 986
21 348
15 333
3 430
2003
2004
2005
Proceeds
Ordinary activities expenses
Pretax earnings

At 2005 year-end the Company's proceeds amounted to 21 348,4 million rubles with the gain of 2 743,6 million rubles vs. year 2004 level.

At 2005 year-end communication services revenues amounted to 20 787,6 million rubles. The gain of revenues for 2005 was secured in the amount of 2 616,4 million rubles, the growth rate - 114,4%.

Local telephone communication remains to be the major source of communication services revenues; its share in the total amount of revenues is 46,1%. Local telephone communication services revenues made up 9580 million rubles, the growth rate vs. 2004 is 123,2 %. The gain of revenues was secured in the amount of 1810 million rubles.

At 2005 year-end the share of DLD revenues made up 29,8%, having reduced by 6,1% vs. 2004. The revenues were derived in the amount of 6208 million rubles. The level of revenues was affected by the traffic volume and reduction of tariffs for services.

Connection and traffic transit services revenues are developing dynamically. At 2005 year-end their share in the total amount of revenues made up 12,9%, the growth rate is 133% vs. 2004. At the year-end connection and traffic transit services revenues amounted to 2686,5 million rubles, the gain is 667 million rubles vs. 2004.

At the year-end the revenues from services based on new technologies amounted to 1507 million rubles or 7,3% of the total amount of communication services revenues of year 2005. The growth rate made up 160,9%.

The revenues from providing access to information resources made up 1157 million rubles or 3,9% in the total amount of communication services revenues. As of today this is the most promising and dynamically developing service. The amount of gain of Internet services revenues made up 455 million rubles.

Radio broadcasting and TV revenues amounted to 154,9 million rubles which is more by 30,8 million rubles or by 24,8% than the level of year 2004. In these revenues structure the major share falls on cable TV services revenues - 88,4 million rubles or 57% of the total amount of revenues of this industry. Considerable growth of cable TV services revenues – 175% vs. 2004 – was secured both due to the growth of subscribers' number and conducted tariff policy and the

increase in the number of broadcasting channels. At 2005 year end the number of cable TV network subscribers made up 163,8 thousand which is by 32,9 thousand subscribers more vs. the relevant period of 2004.

One should note continuing reduction of revenues from inland telegrams and wire broadcasting services. The reduction of quantity of outgoing inland fee-based telegrams by 18,2% vs. 2004 cut the revenues by 10 million rubles.

The situation is the same with wire broadcasting services revenues. Elimination of wire broadcasting room speakers made up 428,6 thousand units or 19,8% vs. 2004 which reduced the revenues by 38,4 million rubles.

Determining factors that affected the formation of the Company's revenues from communication services provision in 2005 are:

- Network development and expansion of communication services range rendered by utilizing new technologies;
- Change of tariffs for communication services;
- Increase in the volume of services rendered to connected operators,
- Competition development at the markets of intrazonal and local communication services, reduction of demand for the Company's services and correspondingly the reduction of the Company's share at these markets in a number of regions.

The first three factors, exclusive of the reduction of tariffs for a number of regulated services, provided for the gain in the amount of 2975,9 million rubles vs. 2004, while the fourth factor impacted negatively the Company's revenues raising. Due to the reduction of demand for DLD & ILD services vs. 2004 (outgoing fee-based exchange over DLD & ILD connections per one subscriber under comparable conditions per year will make up 503 minutes – this is by 33 minutes or 6% less than 2004 level), and also due to the reduction of tariffs for DLD communication services, the Company derived the revenues by 351,7 million rubles less than in 2004.

6.4. Revenues structure by kinds and categories of consumers for 2005.

Table 19

Services	**Total (exclusive of VAT), Thousand rubles**	**Including**	
		From state-financed organizations, thousand rubles	**From residential sector, thousand rubles**
Revenues from communication services and from connection and traffic transit services – total including:	20 787 642	1 635 924	11 852 467
DLD & ILD VF communication	6 207 674	596 645	3 238 514
City's telephone communication	8 192 693	675 874	6 132 777
Rural telephone communication	1 387 136	119 698	1 132 581
From connections provided by the utilization of all kinds of payphones	138 551	211	137 340
Recording communication	1 417 437	163 561	610 497
Radio communication, radio broadcasting, TV and satellite communication	154 917	44 575	86 636
Wire broadcasting	352 628	26 272	301 232
Mobile communication	250 107	5 931	212 890
Connection and traffic transit services	2 686 501	3 157	0

As per the data of form 65-communication for 2005.

6.5. The structure of expenditures for 2005.

In 2005 the Company's expenditures made up 15 333 million rubles. The prime cost of 100 rubles of proceeds - 71,82 rubles.

In 2005 the structure of expenditures did not undergo any essential changes. One should note a slight reduction of "Rostelecom" expenses share (-1,8%), the share of labor costs with allowances (-2,3%) and the growth of expenses for amortization deductions.

OJSC "VolgaTelecom" expenditures structure.

Chart 10


100%
80%
60%
40%
20%
0%
18,9%
14,4%
14,4%
7,7%
44,7%
20,6%
12,6%
16,6%
7,7%
42,4%
2004
2005
Other expenses
Expenses for OJSC "Rostelecom"
Amortization deductions
Material expenses
Wage costs, inclusive of all taxes

The following expenses considerable affected the growth rate of expenditures in 2005:

Table 20

	2004	2005	Growth rate, %	Prime cost structure in 2004, rubles	Prime cost structure in 2005, rubles
Ordinary activities expenses	13 264 137	15 333 051	115,6	71,29	71,82
Out of them:					
Amortization deductions	1 911 622	2 550 129	133,4	10,27	11,95
Interconnect expenses, exclusive of "Rostelecom"	383 873	501 902	130,7	2,06	2,35
Traffic transit - Russian	87 485	109 242	124,9	0,47	0,51
Internet access - Russian	172 547	271 520	157,4	0,93	1,27
Universal servicing reserve	0	128 818		0,00	0,60
Other expenses	10 708 609	11 771 440	109,9	57,56	55,14

The items listed in the table depend upon network development, change of demand for services, and also upon the change of legislation. In most cases the Company actually has immaterial capabilities to manage them.

So, in connection with the adoption of RF Government regulation № 243 "On approval of rules of forming and spending of funds of universal servicing reserve" of 21.04.2005 the Company, since May 2005, is charging universal servicing reserve, which increased the Company's expenses by 130 million rubles for 2005. Comparable prime cost, exclusive of expenses for the reserve charging, will make up 71,22 rubles, which is by 7 kopecks less vs. past year level. The growth rate of expenses, exclusive of universal servicing reserve, made up 114,6%, which is lower than the proceeds growth rate.

Amortization deductions (share in expenses - 16,6% vs. 14,4% in 2004) amounted to 2 550,1 million rubles, the growth rate is 133,4 % vs. the past year, which is caused by commissioning of fixed assets in the end of 2004 and during the period under analysis. Upon the whole for the entire Company the expenses for amortization deductions do not exceed the expected level.

It is clear from the provided table that other expenses controlled by the Company's management grew in 2005 actually within inflation corridor – 110% for the year, "manageable" part of the prime cost reduced by 2,42 rubles vs. the past year, which testifies to the enhancement of the Company's activity efficiency.

6.6. Basic indicators of the Company's operation efficiency.

As a result of quite efficient management by the expenses the Company fulfilled the plan of operating income (6015,3 million rubles). Deviation from the plan made up just 9 million rubles or 0,15%.

Pretax earnings amounted to 3 429,7 million rubles outstripping the plan by 288 million rubles or by 9,18%.

The basic reasons for outstripping the approved earnings plan were:

- Reduction of the Company's debt servicing cost. Average weighted interest rate for debt servicing, which as of 01.07.2005 was 12,1%, was reduced to 9,1% as of 01.01.2006, which substantially cut the company's costs for the debt servicing. Total saving on interest costs made up 212 million rubles.
- Activities with accounts receivable. As a result of the activities to recover the debt from federal budget, the subject of the recovery being quittance of the Company's expenses related to the compensation of privileges granted to the subscribers on the basis of current legislation, the Company received the funds restoring allowance for doubtful accounts in the amount of 92,8 million rubles.

The Company's net profit made up 2261, 6 million rubles, which exceeds the expected level by 192,8 million rubles. The profit growth rate vs. 2004 made up 110%.

Table 21

№№	Indicators description	Measure unit	2004	2005	Indicators change rate (%)
1.	Revenue per a line	Rubles	4311	4604,6	106,8
2.	Profit per a line	Rubles	692,8	739,8	106,8
3.	Revenue per an employee*	Rubles	389,8	459,6	117,9
4.	Profit per an employee*	Rubles	62,6	73,8	117,9
5.	Number of lines per an employee	Lines	90,4	99,8	110,4

** - staff on the payroll for the reporting year was taken into account.*

6.7. Information about the Company's net assets.

Table 22

	As of 01.01.2006
1. The amount of net assets (thousand rubles)	16 515 274
2. Authorized capital (thousand rubles)	1 639 765
3. Required reserve (thousand rubles)	81 988
4. Ratio of net assets to authorized capital (line 1/line 2) (%)	1007,17%
5. Ratio of net assets to the amount of authorized capital and required reserve (line 1/(line 2+line 3)) (%)	959,21%

For the reporting period the net assets grew by 1 692 454 thousand rubles or by 11,41%.

VII. GUIDELINES OF PROFIT DISTRIBUTION

7.1. Report on guidelines of profit distribution for 2004.

Table 23

№№	Items description	Measure unit	Distribution of profit for 2004	
			Approved by general meeting of shareholders on 28.06.2005	Actually distributed
1.	Net profit for 2004	Thousand rubles	2 056 268	2 056 268
2. Basic trends of appropriation of profits:				
2.1.	Dividends payment in % to profit	Thousand rubles %	544 552,3 26,48	544 552,3 26,48
2.2.	To increase the joint-stock capital as related to undistributed profit of the reporting year in % to profit	Thousand rubles %	1 511 715,7 73,52	1 511 715,7 73,52

7.2. Major scheduled trends of profit distribution for 2005.

Table 24

№№	Items description	Measure unit	Amount
1.	Net profit of the reporting year	Thousand rubles	2 261 360
2. Major trends of the reporting year profit distribution:			
2.1.	To cover past years losses	Thousand rubles	
2.2.	To form required reserve in % to net profit	Thousand rubles %	
2.3.	To form special fund of corporization of the Company's employees (if its formation is stipulated by the constituent documents) in % to net profit	Thousand rubles %	
2.4.	Dividends payment in % to net profit	Thousand rubles %	588 792 26,04
2.5.	To increase the joint-stock capital as related to undistributed profit of the reporting year in % to net profit	Thousand rubles %	1 672 568 73,96

VIII. REPORT ON THE PAYMENT OF DECLARED (ACCRUED) DIVIDENDS ON THE COMPANY'S SHARES

- The resolution on payment of dividends for 2004 was passed by the general meeting of stockholders on June 28, 2005;
- The resolution of the general meeting of stockholders set July 15, 2005 as the date of dividends payment start;

- July 15, 2005 is the actual date of dividends payment start;
- The size of dividends to be paid on one share:
  - ordinary stock – 1,3779 rubles,
  - preferred stock – 2,5082 rubles;
- The dividends are paid in cash, by bank transfer, and by wire transfer;
- For 2004 the dividends were accrued in the amount of 544 552 273 rubles. As of December 31, 2005 the amount of paid dividends is 534 525 790 rubles or 98,2 % of the total amount of dividends due to payment. The balanced amount of dividends (10 026 483 rubles) was not paid due non-appearance of stockholders in the issuer's office to receive dividends in cash, wrong (incomplete) outdated data on the bank requisites of the shareholders in the information of customer accounts in the register of OJSC "VolgaTelecom" securities, wrong (incomplete) outdated data on mail address of the shareholders in the information of customer accounts in the register of OJSC "VolgaTelecom" securities, probate cases proceedings.

Behavior of declared (accrued) dividends on the Company's shares (on per a share basis)

Table 25

Security's kind	2002	2003	2004	2005 *
	Amount (rubles)	Amount (rubles)	Amount (rubles)	Amount (rubles)
Ordinary stock	0,7066	0,9186	1,3779	1,4744
Preferred stock	1,7954	2,4510	2,5082	2,7583

** The size of dividends proposed by the Company's Board of directors for the approval at annual general meeting of shareholders is provided.*

IX. INFORMATION ABOUT MOST REVENUE-INTENSIVE TRANSACTIONS MADE BY THE COMPANY

In 2005 the Company made the transactions approved by the Company's Board of directors in 2004:

1. Related party transaction, and namely the contract by and between OJSC "VolgaTelecom" and OJSC "Rostelecom" for operations maintenance of digital transmission system equipment, the contract is concluded on the following material terms and conditions:

The subject of the transaction – operations maintenance of digital transmission system equipment;

The transaction's price – OJSC "Rostelecom" pays to OJSC "VolgaTelecom" the cost of operations maintenance of digital transmission system equipment in the amount of 173 252,20 rubles per month, exclusive of VAT;

OJSC "Rostelecom" transfers and OJSC "VolgaTelecom" accepts digital transmission system equipment for maintenance in accordance with Supplement № 3 ("The list and sites of "Customer's" digital transmission system equipment locations transferred for operations maintenance");

OJSC "VolgaTelecom" provides for the arrangements of operations maintenance of OJSC "Rostelecom" equipment in accordance with effective "Rules of operations of primary networks of RF integrated network" and effective algorithms of the system of technical operations control of DLD.

The contract validity term – the contract is effective since the date of its signature by both the parties and is valid till December 31, 2005.

The contract's signature date is 27.06.2005. Terms and conditions of the Contract are applicable to the Parties relations since January 01, 2005.

2. Related party transaction, and namely agency contract № 05-21/0255 by and between OJSC "VolgaTelecom" and OJSC "Rostelecom", the contract is concluded on the following material terms and conditions:

The subject of the transaction – performance of legal and other actions related to making settlements with OJSC "VolgaTelecom" Users for Reference-information services provided by OJSC "Rostelecom" or by third parties under the appropriate contracts with OJSC "Rostelecom" by codes DEF=809 200;

The transaction's price – OJSC "VolgaTelecom" agency fee makes up 20% of the amount of payments received for Reference-information services;

The contract becomes effective following the approval by the Parties' Boards of directors and is valid till December 31, 2005. The provisions of the agency contract are applicable to settlements with OJSC "VolgaTelecom" Users for Reference-information services rendered by OJSC "Rostelecom" or by third parties since May 01, 2005. If neither Party notifies in writing the other party about cancellation and/or change of the Contract, then the Contract is automatically prolonged for the next period of one year.

The contract's signature date is June 14, 2005.

3. Related party transaction, and namely supplementary agreement №3 to contract № 05-21/0155 of 24.10.2003 by and between OJSC "VolgaTelecom" and OJSC "Rostelecom", the agreement is concluded on the following material terms and conditions:

The transaction's subject – change of terms and conditions of contract № 05-21/0155 of 24.10.2003 as related to providing additional service of traffic transit from OJSC "VolgaTelecom" subscribers to Intelligent communication network platform of OJSC "Rostelecom" by code DEF=809 200;

The transaction's price is defined by supplementary agreement №3 to contract № 05-21/0155 of 24.10.2003, in accordance with Supplement №1, Table 1.1. "Calculation of the Parties' payments";

The calls duration by code "809 200" is accounted since the first second of connection. The rate's calculations are effective for each minute of completed call. Short minute of each completed call is rounded to full minute.

The validity term of supplementary agreement – supplementary agreement becomes effective since the date of its signature and is applicable to the settlements of the parties for the traffic transited by code "809 200»" since May 01, 2004. The agreement validity term terminates since the date of agency contract termination.

Supplementary agreement becomes effective since 14.06.2005.

In 2005 the company did not make revenue intensive transactions.

The transactions approved by the Company's Board of directors in 2005:

February 7, 2005 (minutes № 19)

The Board of directors made the decisions of:

Approval of related party transaction, and namely: conclusion of contract by and between OJSC "VolgaTelecom" and CJSC "NCC" for the purchase of the equipment for the branch in the Republic of Mariy El on the following material terms and conditions:

The transaction's subject – purchase of the equipment of cellular radiotelephone communication (as per Supplement №1 to the Contract);

The transaction's price – 1 273 668 (One million two hundred seventy three thousand six hundred sixty eight) rubles, VAT inclusive.

The Buyer transfers the amount specified in item 3.1 of the contract to the Seller's settlement account within 40 (Forty) banking days since the signature of the Equipment delivery-acceptance certificate, but not earlier than February 20, 2005;

For the delay of obligations performance under this contract the party that made the delay is to pay to the other party under its written request the delay penalty in the amount of 0,1% of the Equipment cost for each day of the delay. The delay penalty payment does not discharge the party of the obligation performance;

The validity term - the contract becomes effective since the date of signature by authorized representatives of both the parties and is valid till the parties' performance of their obligations.

The contract became effective on 25.01.2005.

On approval of related party transaction, and namely: the equipment rent contract with further passing into the ownership, the contract being concluded by and between OJSC "VolgaTelecom" and CJSC "NCC" on the following material terms and conditions:

The transaction's subject – provision for temporary utilization with further passing into the ownership of the equipment of cellular radiotelephone communication - A 900/1800 switching sub-system of cellular mobile communication of GSM 900/1800 standard as per Supplement №1.

The transaction's price – monthly rental fee for provided equipment in the amount of 2 028 818 (Two million twenty eight thousand eight hundred eighteen) rubles, including VAT in the amount of 309 481 (Three hundred nine thousand four hundred eighty one) ruble, and the total value of rental fee for the equipment, which is repurchase price in the amount of 146 074 849 (One hundred forty six million seventy four thousand eight hundred forty nine) rubles, including VAT in the amount of 22 282 604 (Twenty tow million two hundred eighty two thousand six hundred four) rubles.

Following the payment of repurchase price in the amount of 146 074 849 (One hundred forty six million seventy four thousand eight hundred forty nine) rubles, including VAT in the amount of 22 282 604 (Twenty tow million two hundred eighty two thousand six hundred four) ruble, the equipment specified in Supplement № 1 to this Contract passes into the ownership of OJSC "VolgaTelecom".

For the delay of return, in case of early cancellation of the contract, of the Equipment or its component parts during the period established by the contract the Lessee pays to the Lessor by its request the fine in the amount of 0,1 % for each day of delay, and if the delay lasts more than 10 days – additional liquidated damages in the amount of 0,3 % of the cost of rented equipment not returned in due time.

For the delay of transfer of rental fee the Lessee by written request of the Lessor pays the fine in the amount of 0,1 % of the debt sum for each day of delay.

During the return, in case of early cancellation of the contract, of the Equipment damaged due the Lessee's fault or with completeness disturbance, the Lessee, apart from compensation of the cost of missing parts and expenses for repair, pays by the Lessor's request the fine in the amount of 10% of the cost of damaged (incomplete) Equipment.

The Lessor is responsible for the delay of the Equipment transfer to the Lessee, or for the transfer of the Equipment without the documentation required for its operation due to the reasons within the Lessor's control in the amount of 0,1% of the amount of monthly rental fee for each day of delay specified in item 3.1. of this contract.

For the defects of the equipment transferred to rent, the Lessor is responsible in the amount of 0,1% of the amount of monthly rental fee for each day of delay till the elimination of such defects.

The contract validity term is 6 (six) years since the date of the signature of the Equipment delivery-acceptance certificate.

The contract became effective on 16.03.2005.

February 25, 2005 (minutes № 23)

The Company's Board of directors approved the transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date: the Contract of opening by JS Savings Bank of RF (OJSC) of nonrevolving credit line to the Company and the contract of pledge of fixed assets concluded by and between JS Savings Bank of RF (OJSC) and the Company on the following material terms and conditions:

Approve the transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, including:

The Contract of opening by JS Savings Bank of RF (OJSC) of nonrevolving credit line to the Company on the following material terms and conditions:

The transaction's subject – opening by JS Savings Bank of RF (OJSC) of nonrevolving credit line to the Company;

Credit line limit – 868 150 000 (Eight hundred sixty eight million one hundred fifty thousand) rubles;

Period of credit – 4 years;

Interest rate - 13 p.p.a.

The contract became effective on 01.03.2005.

The contract of pledge of fixed assets concluded by and between JS Savings Bank of RF (OJSC) and the Company on the following material terms and conditions:

The transaction's subject – provision by the Company in pawn to JS Savings Bank of RF (OJSC) of the property to guarantee the execution of credit liability,

Secured liability – contract of opening by JS Savings Bank of RF (OJSC) of nonrevolving credit line to the Company with the limit of 868 150 000 (Eight hundred sixty eight million one hundred fifty thousand) rubles; at the rate of 13 p.p.a., credit's period – 4 years;

The subject of pledge – equipment;

Collateral value of the subject of pledge – 896 369 549 (Eight hundred ninety six million three hundred sixty nine thousand five hundred forty nine) rubles 88 kopecks.

The contract became effective on 01.03.2005.

February 28, 2005 (minutes № 24)

The Board of directors made the decisions:

On the approval of related party transaction, and namely of contract by and between OJSC "VolgaTelecom" and LLC "Vyatka-Page' for the supply of "SOLO" home receivers on the following terms and conditions:

The transaction's subject – supply to the Buyer of VHF "SOLO РП-201-3" home receivers to the number of 33 000 units.

The transaction's price – 13 926 000 rubles, VAT inclusive.

Term of delivery – within 20 days since the receipt of advance payment as per item 5.3.1 of the Contract in accordance with the Schedule of "SOLO РП-201-3" home receivers' supply for OJSC "VolgaTelecom" branches (Supplement № 2 to the Contract).

The settlement for supplied goods is made in the following way:

30% of the cost of shipment of goods within 20 banking days since the receipt of the Supplier's invoice.

Final settlement in the amount of 70% of the shipment of goods accepted by the Consignee – within 20 banking days since the date of signature of the goods delivery-acceptance certificate at the Consignee's warehouse.

During the Contract's validity term the price may be changed only upon the consent of both the parties subject to signing the Protocol of the price change. The price cannot be changed after the Buyer's transfer of advanced payment to the Supplier's account.

The contract validity term is till December 31, 2005. In case, if by the specified date the Parties still have non-performed obligations resulting from this Contract, then the validity term of the Contract is prolonged till full performance by the Parties of their obligations.

The contract became effective on March 10, 2005.

On approval of related party transaction, and namely the contract of equipment rent by and between OJSC "VolgaTelecom" and LLC "Izhcom" on the following material terms and conditions:

The transaction's subject – provision of the equipment for rent as per Supplement №1 to the Contract of equipment rent.

The transaction's price is monthly rental fee in the amount of 50 000 (Fifty thousand) rubles per month, VAT inclusive.

The contract's validity term – the contract becomes effective since the signature date and is effective till June 01, 2005.

The provisions of this contract are applicable to earlier occurred relationships of the parties since December 01, 2004.

The contract is considered to be prolonged for the same period if neither Party makes the statement of the contract's cancellation 30 days prior to the expiry of its validity term.

The Lessor on a monthly basis, not later than the 10-th day of the month following the reporting one provides the Lessee the invoice for payment for the rental fee for the reporting month. The Lessee on a monthly basis, not later than 20 days since the date of the invoice receipt makes the payment of rental fee for the month.

The transfer of the equipment for rent is executed by delivery-acceptance certificate within 10 days period since the date of the contract's conclusion.

The Lessor has the right to cancel this contract unilaterally and claim the reimbursement of damages in cases when the Lessee:

- materially impairs the equipment condition;
- does not follow the operations instructions of the manufacturer.

The Lessee has the right to cancel this contract unilaterally and claim the reimbursement of damages from the Lessor:

- when detecting defects making the standard operation of the equipment impossible or burdensome; the Lessee was not aware of these defects and was not able to know at the time of the contract conclusion;
- if the equipment, due to circumstances for which the Lessee is not responsible, turns out to be unsuitable for use;
- if when concluding the contract the Lessor did not warn it about third parties rights to the transferred equipment;
- if the Lessor fails to perform its obligation to transfer the equipment or its accessories and documents relating to it, without which the equipment cannot be used for the purpose specified;
- if the Lessor fails to perform the obligation of routine and heavy repair of the transferred equipment.

The contract became effective on March 14, 2005.

March 29, 2005 (minutes № 26)

The Board of directors approved the related party transactions, and namely: - additional agreements on cancellation since January 01, 2005 of contracts about Non-government retirement insurance, concluded with Non-government Pension Fund "Doverie" in favor of the employees of: the Company's General directorate and Nizhny Novgorod branch, Kirov branch, branch in the Republic of Mordoviya, branch in the Republic of Mariy El, branch in Chuvashiya Republic, branch in the Republic of Udmurtiya of OJSC "VolgaTelecom":

Approve the related party transaction – additional agreement on cancellation of contract № 2 of 04.02.1998, regulating the procedure of non-government retirement insurance of the employees of the Company's General directorate and Nizhny Novgorod branch concluded by the Company with Non-government Pension Fund "Doverie" on the following material terms and conditions:

The transaction's subject – cancellation since 01.01.2005 of contract № 2 of 04.02.1998, regulating the procedure of non-government retirement insurance of the employees of the Company's General directorate and Nizhny Novgorod branch;

The date of additional agreement conclusion is 01.02.2005.

Approve the related party transaction – additional agreement on cancellation of contract of non-government retirement insurance of the employees and veterans of OJSC "Kirovelectrosvyaz" № IO-25 of 25.06.2002, concluded by the Company with Non-government Pension Fund "Doverie" on the following material terms and conditions:

The transaction's subject – cancellation since 01.01.2005 of contract of non-government retirement insurance of the employees and veterans of OJSC "Kirovelectrosvyaz" № IO-25 of 25.06.2002;

The date of additional agreement conclusion is 01.02.2005.

Approve the related party transaction – additional agreement on cancellation of contract of non-government retirement insurance of the employees and veterans of OJSC "Svyazinform" of the Republic of Mordoviya of 24.12.2000, concluded by the Company with Non-government Pension Fund "Doverie" on the following material terms and conditions:

The transaction's subject – cancellation since 01.01.2005 of contract of non-government retirement insurance of the employees and veterans of OJSC "Svyazinform" of the Republic of Mordoviya of 24.12.2000;

The date of additional agreement conclusion is 01.02.2005.

Approve the related party transaction – additional agreement on cancellation of contract of non-government retirement insurance of the employees and veterans of OJSC "Martelcom" № IO-21 of 05.04.2002, concluded by the Company with Non-government Pension Fund "Doverie" on the following material terms and conditions:

The transaction's subject – cancellation since 01.01.2005 of contract of non-government retirement insurance of the employees and veterans of OJSC "Martelcom" № IO-21 of 05.04.2002;

Approve the related party transaction – additional agreement on cancellation of contract of non-government retirement insurance of the employees and veterans of OJSC "Svyazinform" of the Republic of Chuvashiya № IO-23 of 28.08.2002, concluded by the Company with Non-government Pension Fund "Doverie" on the following material terms and conditions:

The transaction's subject – cancellation since 01.01.2005 of contract of non-government retirement insurance of the employees and veterans of OJSC "Svyazinform" of the Republic of Chuvashiya № IO-23 of 28.08.2002;

The date of additional agreement conclusion is 01.02.2005.

Approve related party transactions – additional agreements on cancellation of contracts (as per the register to the number of 1171 contracts) of non-government retirement insurance of the employees of the branch in the Republic of Udmurtiya, concluded by the Company with Non-government Pension Fund "Doverie" on the following material terms and conditions:

The transaction's subject – cancellation since 01.01.2005 of contracts (as per the register to the number of 1171 contracts) of non-government retirement insurance of the employees of the branch in the Republic of Udmurtiya.

April 6, 2005 (minutes № 28)

The Board of directors made the decision on:

Approval of transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date - the contract of opening by JSB "Gazpombank" (CJSC) of credit line to the Company on the following material terms and conditions:

The transaction's subject – opening to the Company of credit line by JSB "Gazpombank" (CJSC);

Credit line limit – 500 000 000 (five hundred million) rubles;

Term of credit – 1,5 year, tranches not exceeding 360 days;

Interest rate – 13,5 p.p.a.

The contract became effective on 01.06.2005.

May 26, 2005 (minutes № 31)

The Board of directors made the decision on the approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, and namely: the contract of opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company and the contract of pledge of fixed assets concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company:

The contract of opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company on the following material terms and conditions:

The transaction's subject – opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company;

Credit line limit - 210 000 000 (Two hundred ten million) rubles;

Interest rate – 11,5% p.p.a.;

Term of credit – 1,5 year.

The contract became effective on 26.05.2005.

The contract of pledge of fixed assets (equipment) concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following material terms and conditions:

The transaction's subject – provision by the Company in pawn to Volgo-Vyatskyi bank of RF Savings Bank of the property to guarantee the performance of obligation under the contract of opening of nonrevolving credit line;

Secured obligation - opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company with the limit of 210 000 000 (Two hundred ten million) rubles, at the rate of 11,5% p.p.a., the term of credit - 1,5 year;

The subject of pledge – equipment;

Collateral value of the subject of pledge - 216 084 365,59 (Two hundred sixteen million eighty four thousand three hundred sixty five) rubles 59 kopecks.

The contract became effective on 26.05.2005.

May 31, 2005 (minutes № 32)

The Board of directors made the decisions on:

The approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, - additional agreement № 5 to contract № 191/760-04 of 09.06.2004 and additional agreement № 2 to contract of pledge № 152 of 09.06.2004г concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 5 to contract of opening nonrevolving credit line № 191/760-04 of 09.06.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – reduction of the amount of security, stipulated by the contract, of the first tranche to the sum of 413 825 874, 29 rubles (Four hundred thirteen million eight hundred twenty five thousand eight hundred seventy four) rubles 29 kopecks.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to contract of fixed assets pledge № 152 of 09.06.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of the subject of pledge and its collateral value, and namely:

- exclude from the structure of pledge subject one unit of equipment (identification number 425052) of the collateral value of 219 648, 44 rubles;
- introduce into the structure of pledge subject one unit of equipment (identification number 426090) of the collateral value of 219 874,75 rubles;
- define the collateral value of the pledge subject in the amount of 413 825 874,29 rubles (Four hundred thirteen million eight hundred twenty five thousand eight hundred seventy four) rubles 29 kopecks.

Additional agreement became effective on 16.06.2005.

The approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, - additional agreement № 2 to contract № 292/1 of 09.02.2004 and additional agreement № 2 to contract of pledge № 37 of 09.02.2004, being concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to contract of opening nonrevolving credit line № 292/1 of 09.02.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – reduction of the amount of security stipulated by the contract to the sum of 733 047 281,38 rubles (Seven hundred thirty three million forty seven thousand two hundred eighty one) ruble 38 kopecks.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to contract of fixed assets pledge № 37 of 09.02.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of the subject of pledge and its collateral value, and namely:

- exclude from the structure of pledge subject the equipment with identification numbers: 422980, 0402005257, 0402005238, 0402005217, 0402005250 of the collateral value of 21 731 854,56 rubles;

- introduce into the structure of pledge subject the equipment with identification n umbers: 425040, 426225, 0402006828, 0402006827, 0402007708, 0402030228 of the collateral value of 21 842 670,8 rubles;

- define the collateral value of the pledge subject in the amount of 733 047 281,38 rubles (Seven hundred thirty three million forty seven thousand two hundred eighty one) ruble 38 kopecks.

Additional agreement became effective on 16.06.2005.

Approval of related party transaction, and namely: conclusion of purchase and sale contract by and between OJSC "VolgaTelecom" and CJSC "NCC" for acquisition of equipment for the branch in the Republic of Mariy El on the following material terms and conditions:

The transaction's subject – acquisition of cellular radiotelephone communication equipment – cellular mobile communication system of GSM 900/1800 standard as per Supplement №1.

The transaction's price - 4 075 759 (Four million seventy five thousand seven hundred fifty nine) rubles, including VAT in the amount of 621 726 (Six hundred twenty one thousand seven hundred twenty six) rubles.

The first payment in the amount of 25% (Twenty five percent) of the Contract value, and namely 1 018 939,75 (One million eighteen thousand nine hundred thirty nine) rubles 75 kopecks, including 18% VAT - 155 431,49 rubles should be paid by the Buyer within 20 (Twenty) banking days since the date of this Contract signature.

Final payment in the amount of 75% (Seventy five percent) of the Contract value, and namely 3 056 819,25 (Three million fifty six thousand eight hundred nineteen) rubles 25 kopecks, including 18% VAT - 466 294,46 rubles should be paid by the Buyer in three equal installments.

- The second payment – within 20 (Twenty) banking days since the signature of the Equipment delivery-acceptance certificate;

- The third payment - within 30 (Thirty) calendar days since the date of the first payment;

- The fourth payment - within 60 (Sixty) calendar days since the date of the first payment.

The delivery is made by one shipment within the period not later than 10 (Ten) calendar days calculated since the date of the Contract signature.

The Seller delivers the Equipment by motor vehicles. All the risks of spoilage, damage or loss of the Equipment related to the Equipment's transit and delivery to the site of location: Russian Federation, 424 000, the Republic of Mariy El, Yoshkar-Ola town, Sovetskaya str., 138 are born by the Seller till the time of the equipment transfer to the Buyer.

The Equipment should be inspected as regards its completeness, the quantity and the lack of external damages and defects by the Buyer in the presence of authorized representative of the Seller within 3 (Three) business days since the Equipment delivery to the site.

If there are no claims to the Seller as regards the packing, physical configuration, quantity, completeness of the Equipment delivered by the Seller, then the Buyer and the Seller should sign the Equipment delivery-acceptance certificate not later than 10 (Ten) business days since the date of the Equipment delivery to the site.

The time of the Equipment transfer to the Buyer is the date of signature of the Equipment delivery-acceptance certificate.

All the risks of spoilage, damage or loss of the Equipment are born by the Buyer since the date of signature of the Equipment delivery-acceptance certificate.

The equipment warranty period is 12 months since the signature by the Parties of the Equipment delivery-acceptance certificate.

If during the warranty period there are detected the faults, then the replacement of the Equipment defective parts is made by the Seller free of charge within the period not exceeding

60 calendar days since the receipt of the Equipment defective parts. All transport expenses in connection with the Equipment repair within the warranty, including the expenses for in transit insurance are born by the Seller.

For the delay of payment for the Equipment the Buyer pays to the Seller the penalty in the amount of 1/365 RF Central Bank refinancing rate, but not more than 10% of unpaid cost of the Equipment for each day of payment delay.

This Contract becomes effective since its signature by authorized representatives of both the parties and is valid till full performance of the Parties of their obligations.

The Contract became effective on 01.09.2005.

Approval of related party transaction, and namely: the contract between Open Joint Stock Company "VolgaTelecom" and non-government infant educational school "Kindergarten № 13" on the following material terms and conditions:

Settle the following property with the right of operating management on non-government infant educational school "Kindergarten № 13": the building of the kindergarten with building extensions and accessories (letters A, A1-a4, Г1, Г2, Г3, cellar, I-VIII), located at the address: Ulyanovsk city, Matrosov str., 14. (Certificate of state registration of right of ownership of 23.01.2001. Series AC № 113315) of the cost of 454 183 (Four hundred fifty four thousand one hundred eighty three) rubles.

Approve related party transaction, and namely: the contract between OJSC "VolgaTelecom" and non-government infant educational school "Kindergarten № 13" (hereinafter – the contract) on the following material terms and conditions:

The transaction's subject:

– Transfer to the School for operating management of the property as per Supplement № 1 to the contract with execution of transfer act within 10 days since the date of the contract conclusion;

– Financing of the School in accordance with the Promoter's approved annual estimate of expenditures.

The contract's validity term – the contract becomes effective since the date of its signature and is valid till the time of the School's activity termination or transfer of right of ownership to the School to other person/entity.

The contract became effective on 16.06.2005.

Since the time of the contract effectiveness, the following contracts concluded earlier between the Company and non-government infant educational school "Kindergarten № 13" cease to be effective:

- of 18.12.1995;
- of 26.12.2001 № 45;
- of 26.12.2001 № 46.

June 15, 2005 (minutes № 34)

The Board of directors made the decision on:

Approval of transaction with Non-commercial Partnership "Center of investigation of problems of telecommunications development", the transaction as per chapter XI of Federal Law "On joint-stock companies" being a related party transaction, and namely: the contract for OJSC "VolgaTelecom" transfer of target membership fees on the following material terms and conditions:

The contract for transfer in 2005 by OJSC "VolgaTelecom" of target membership fees to Non-commercial Partnership "Center of investigation of problems of telecommunications development" in the amount of 161 232 500 (One hundred sixty one million two hundred thirty two thousand five hundred) rubles, as per the procedure defined in Supplement №1 to the contract.

The contract became effective on 16.05.2005.

On June 27, 2005 (minutes № 35) the Board of directors made the decisions on:

The approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, and namely: the contract of opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company and the contract of fixed assets pledge being concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following material terms and conditions:

The contract of opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company on the following material terms and conditions:

The transaction's subject – opening by Volgo-Vyatskyi bank of RF Savings Bank of non-revolving credit line to the Company;

Credit line limit - 150 000 000 (One hundred fifty million) rubles;

Interest rate – 11,5% p.p.a.;

Term of credit – 1,5 year.

The contract became effective on 08.07.2005.

The contract of fixed assets (equipment) pledge being concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following material terms and conditions:

The transaction's subject – provision by the Company in pawn to Volgo-Vyatskyi bank of RF Savings Bank of the property to guarantee the performance of obligation under the contract of opening of nonrevolving credit line;

Secured obligation - opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company with the limit of 150 000 000 (One hundred fifty million) rubles, at the rate of 11,5% p.p.a., the term of credit - 1,5 year;

The subject of pledge – the equipment as per Supplement 1 to the contract of pledge;

The collateral value of the pledge subject – 154 319 975,77 (One hundred fifty four million three hundred nineteen thousand nine hundred seventy five) rubles 77 kopecks;

The pledged property is with the Pledger.

The contract became effective on 08.07.2005.

The approval of transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, and namely: the contract of opening by Volgo-Vyatskyi bank of RF Savings Bank of nonrevolving credit line to the Company being concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following material terms and conditions:

The transaction's subject – opening by Volgo-Vyatskyi bank of RF Savings Bank of non-revolving credit line to the Company with one-time fee without security in the form of property pledge;

Credit line limit - 375 000 000 (Three hundred seventy five million) rubles;

Interest rate – 10% p.p.a.;

Term of credit – 150 days.

The contract became effective on 08.08.2005.

August 15, 2005 (minutes № 4)

The Board of directors made the decisions on:

Approval of related party transaction, and namely: the contract of service by and between OJSC "Svyazintek" and OJSC "VolgaTelecom", OJSC "Dalsvyaz", OJSC "Rostelecom", OJSC "North-West Telecom", OJSC "Sibirtelecom", OJSC "Uralsvyazinform", OJSC "Central tele-

graph", OJSC "CenterTelecom", OJSC "Southern Telecom Company" on the following material terms and conditions:

The transaction's subject – the Customer instructs and the Contractor takes upon itself to provide services of billing transformation program management (hereinafter – "Program"), the objective of which is implementation and putting into commercial service of unified billing solution for the Customer, and namely:

Definition of the procedure of the Program's work execution by preparing Master-plan and new wording of the Program's Charter;

Coordination of the Program's works, including: planning and management of works at the level of the Program, between which are: formation and management of the Program's command, management of communications in the Program, management of risks in the Program, management of changes in the Program, quality management in the Program, control over execution of the Program's plans, maintaining the works plans in actual status, the documents for the Program's management, control over the quality of works executed under the Program, execution of scheduled arrangements and meetings envisaged by the Program's documents, preparation of reporting envisaged by the Program, excluding the documents prepared by the contractors; management by the Program's problems and risks (keeping the log of open risks and problems, p[reparation of proposals for reduction of risks and for solution of problems, control over adopted decisions execution); management by the Program's documentation (record keeping, distribution of documents, keeping the history of change and coordination of documents, keeping the archive of the Program's documents).

The procedure of services rendering – the services under the contract are rendered in stages:

1-st stage: Determination of the procedure of the Program's works execution by preparing Master-plan and new wording of the Program's Charter; the date of services rendering: since the date of the contract signature till September 25, 2005;

2-nd stage: Coordination of works under the Program; the date of services rendering: since the date of the contract signature till December 25, 2005.

The transaction's price – the cost of services amounts to 29 000 000 rubles, VAT inclusive:

1-st stage – 14 500 000 rubles, VAT inclusive;

2-nd stage – 14 500 000 rubles, VAT inclusive.

The Customer (persons acting on Customer's side) makes the payment of services in the following amounts:

OJSC "VolgaTelecom" pays 3 770 000 rubles, VAT inclusive;

OJSC "Dalsvyaz" pays 1 160 000 rubles, VAT inclusive;

OJSC "Rostelecom" pays 5 510 000 rubles, VAT inclusive;

OJSC "North-West Telecom" pays 3 190 000 rubles, VAT inclusive;

OJSC "Sibirtelecom" pays 3 190 000 rubles, VAT inclusive;

OJSC "Uralsvyazinform" pays 3 190 000 rubles, VAT inclusive;

OJSC "Central telegraph" pays 580 000 rubles, VAT inclusive;

OJSC "CenterTelecom" pays 5 220 000 rubles, VAT inclusive;

OJSC "Southern Telecom Company" pays 3 190 000 rubles, VAT inclusive.

The payment of services under the contract is made by installments: 30% of the services cost are paid in advance after the contract's signature, 30% of the services cost are paid after the acceptance of services of the first stage, the balanced 40% of the services cost are paid after the acceptance of services of the second stage.

The contract became effective on 15.08.2005.

Approval of related party transaction – additional agreement № 2 to agency contract № ТД-8-04 of March 31, 2004, concluded by and between Open Joint Stock Companies "North-West Telecom", "VolgaTelecom", Central Telecom", "Southern Telecom Company", "Dalsvyaz", "Uralsvyazinform", "Sibirtelecom" acting on the Principal's side and Non-commercial

Partnership "Center of investigation of problems of telecommunications development" on the following material terms and conditions:

The transaction's subject – set off of funds formed with the Agent due to the difference between the sum in rubles received from the Principal and recalculated by the contractor on account of payments due to payment by the Principal to the Agent under additional agreement № 1 to agency contract №ТД-8-04 of March 31, 2004;

The amount due to set off on account of future payments of the Principal - 5 050 812,62 rubles;

The money due to set off on account of the Company's future payments - 725 843,04 rubles.

The additional agreement became effective on 22.08.2005.

Approval of related party transaction – agency contract being concluded by and between Open Joint Stock Companies "North-West Telecom", "VolgaTelecom", Central Telecom", "Southern Telecom Company", "Dalsvyaz", "Uralsvyazinform", "Sibirtelecom" acting on the Principal's side and Non-commercial Partnership "Center of investigation of problems of telecommunications development" on the following material terms and conditions:

The transaction's subject – the Agent takes upon itself the obligation to conclude on its own behalf and at the expense of the Principal the contract of services/works of management of ERP implementation program in the companies acting on the Principal's side;

The size of the agency fee under the contract upon the whole – US$160 650, VAT inclusive, at RF Central Bank rate as of the day of payment;

The size of the Agent's expenses under the contract upon the whole – US$5 355 000, VAT inclusive, at RF Central Bank rate as of the day of payment;

The amount due to payment by the Company:

- as regards to agency fee payment – US$22 950, VAT inclusive, at RF Central Bank rate as of the day of payment;
- as regards to the Agent's expenses payment – US$765 000, VAT inclusive, at RF Central Bank rate as of the day of payment;

The period of the Agent's report presentation – 30 business days since date of the acceptance of the Contractor's works;

The period of services rendering/works execution under the contract being concluded by the Agent to perform the instructions – 172 days.

The contract became effective on 22.08.2005.

August 19, 2005 (minutes № 5)

The Board of directors made the decisions on:

Approval of related party transaction, and namely: the contract of purchase and sale of shares by and between Open Joint Stock Company "Information technologies of communication" (OJSC "Svyazintek") and OJSC "VolgaTelecom" on the following material terms and conditions:

The transaction's subject – the Issuer takes upon itself to transfer to the Shareholder, and the Shareholder takes upon itself to accept and to pay for ordinary, registered, paperless shares of Open Joint Stock Company "Information technologies of communication" of the second issue of the face value of 10 (Ten) rubles per a share in the quantity of 1 486 082 (One million four hundred eighty six thousand eighty two) shares. State registration number of the securities issue: 1-01-10154-A-001 D.

The shares transaction price is 14 860 820 (Fourteen million eight hundred sixty thousand eight hundred twenty) rubles. The Shareholder within five calendar days since the date of the contract conclusion pays for the shares in full amount by transfer by clearing of money to the Issuer's settlement account. The date of payment is the date of the money entering on the Issuer's settlement account.

Not later than five calendar days since the date of payment in full for the shares the Issuer sends to the Issuer's register holder duly executed transfer order about making the entry into the system of register keeping about the transfer of shares as a result of purchase and sale.

The shares are considered to be transferred to the Shareholders since the time of making in the system of register keeping of the appropriate entry in the Shareholder's customer account.

The Issuer in case of violation of the time of shares payment is in the right to send to the Shareholder written notification about the contract cancellation and since the date of sending this notification the contract is considered to be cancelled.

The contract became effective on 22.08.2005.

Approval of related party transaction, and namely: the contract of equipment rent with further passing to the ownership, being concluded by and between OJSC "VolgaTelecom" and OJSC "TATINCOM-T" on the following material terms and conditions:

The transaction's subject – OJSC "VolgaTelecom" (Lessor) provides to OJSC "TATINCOM-T" (Lessee) the equipment of cellular radiotelephone communication as per Supplement №1 with further passing to the ownership.

The transaction's price – monthly rental fee for provided equipment in the amount of 647 732,42 (Six hundred forty seven thousand seven hundred thirty two) rubles 42 kopecks, inclusive of VAT (18%) 98 806,64 (Ninety eight thousand eight hundred six) rubles 64 kopecks, and the total value of rental fee for the equipment which is the repurchase price in the amount of 25 909 296.58 rubles, including 18% VAT - 3 952 296.58 rubles, as per the calculation provided in Supplement №2, which is an integral part of the Contract.

The schedule of payments is provided in Supplement №2 to the Contract.

If the provisions of items 5.1., 5.3. of the Contract are fulfilled, upon the expiry of the rent period the Equipment is passed to the Lessee's ownership, which is executed by the appropriate protocol.

In case of early termination of the Contract, for the delay of the Equipment return or its component parts during the period set forth by the Contract the Lessee pays to the Lessor by its request the penalty in the amount of 0,1% for each day of delay.

For the delay of rental fee transfer the Lessee by written request of the Lessor pays the penalty in the amount of 0,1% of the amount outstanding for each day of delay.

When the Equipment is returned in case of early termination of the Contract and the Equipment is damaged by the Lessee's fault or it is not complete, the Lessee, apart from compensation of value of missing items and expenses for repairs, pays by the Lessor's request the penalty in the amount of 10% of the cost of damaged (incomplete) Equipment.

The Lessee bears property accountability for the safety of the Equipment transferred for use. In case of Equipment destruction (loss) by the Lessee's fault, the Lessee pays its balance-sheet value within 10 days since the time of its destruction (loss).

For nonobservance of the repairs time (over 30 days since the detection of defect) of the equipment or the replacement of defective equipment the Lessee pays to the Lessor by its written request the penalty in the amount of 0,1% of the Equipment value subject to repairs or replacement for each day of delay.

The Lessor is responsible for the delay in the Equipment transfer to the Lessee, or for the Equipment transfer without the documents required for its operation for the reasons within the Lessor's control in the amount of 0,1% of the amount of monthly rental fee for each day of delay specified in item 3.1. of the Contract.

The Lessor is responsible for the defects of the transferred Equipment in the amount of 0,1% of the amount of monthly rental fee for each day of delay till the time of such defects removal.

Validity term – the Contract becomes effective since its signature and is valid till the Parties' full performance of their obligations under the Contract.

The Contract became effective on 18.10.2005.

Approval of related party transaction, and namely: the contract of non-residential premises rent being concluded by and between OJSC "VolgaTelecom" and LLC "Vyatka-Page" on the following material terms and conditions:

Transaction subject – OJSC "VolgaTelecom" (Lessor) transfers to LLC "Vyatka-Page" (Lessee) non-residential premises being OJSC "VolgaTelecom" property for rent; the total area of the premises is 1 140,51 m^2, the premises are located at the following addresses:

Kirov city, Molodoi Gvardii str., 72, of total area of 82,2 m^2;

Kirov city, Vorovskyi str., 102, of total area of 114,7 m^2;

Kirov city, Oktyabrskyi avenue, 115, of total area of 167,2 m^2;

Kirov city, Stroiteley avenue, 50, of total area of 45,03 m^2;

Kirov oblast, Leninskyi district, settlement Lyangasovo, Sportivnaya str., 14, of total area of 76,6 m^2;

Kirov city, Novovyatskyi district, Sovetskaya str., 41, of total area of 122,89 m^2;

Kirov city, Volodarskyi str., 171, of total area of 81,5 m^2;

Kirov city, settlement Raduzhnyi, Novaya str., 9, of total area of 34,85 m^2;

Kirov city, settlement Kostino, Parkovaya str., 1, of total area of 11,3 m^2;

Kirov city, Moskovskaya str., 20, of total area of 404,24 m^2.

The transaction's price – 1 954974,69 rubles per year, exclusive of VAT (as per supplement №11).

OJSC "VolgaTelecom" may change the size of rental fee unilaterally but not more than once in a year.

The contract's validity term – the contract is concluded for the uncertain term. The contract becomes effective since the date of its signature by the parties. The contract's terms and conditions are applicable to relationships that occurred between the parties since 01.04.2005.

The contract became effective on 01.09.2005.

The approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, - additional agreement № 1 to contract № 23 of 01.03.2005 and additional agreement № 1 to contract of pledge № 40 of 01.03.2005, being concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following material terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 1 to contract of opening of non-revolving credit line № 23 of 01.03.2005, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – reduction of envisaged by the contract size of balance sheet value of security to the sum in the amount of 646 898 641,37 (Six hundred forty six million eight hundred ninety eight thousand six hundred forty one) ruble 37 kopecks.

The additional agreement became effective on 23.08.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 1 to contract of fixed assets pledge № 40 of 01.03.2005, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of pledge subject, and namely:

- exclude from the structure of pledge subject two units of equipment (identification number 0402025410) of the collateral value of 243 326, 00 rubles and (identification number

0402025412) of the collateral value of 243 326, 00 rubles, of the total collateral value of 486 652 rubles;

- introduce into the structure of pledge subject two units of equipment (identification number 0402030137) of the collateral value of 203 676, 49 rubles and (identification number 0402030255) of the collateral value of 282 975, 51 rubles, of the total collateral value of 486 652 rubles.

The additional agreement became effective on 23.08.2005.

The approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, - additional agreement № 3 to contract № 292/1 of 09.02.2004 and additional agreement № 3 to contract of pledge № 37 of 09.02.2004, being concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following material terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 3 to contract of opening non-revolving credit line № 292/1 of 09.02.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – reduction of envisaged by the contract of pledge of size of the property value to the sum in the amount of 733 046 623,60 (Seven hundred thirty three million forty six thousand six hundred twenty three) rubles 60 kopecks.

The additional agreement became effective on 23.08.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 3 to fixed assets pledge contract № 37 of 09.02.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of pledge subject and of its collateral value, and namely:

- exclude from the structure of pledge subject three units of equipment (identification number 0402007151) of the collateral value of 1 281 784,00 rubles, (identification number 258) of the collateral value of 5 453 685,79 rubles and (identification number 277) of the collateral value of 7 908 875,10 rubles, of the total collateral value of 14 644 344,89 rubles;

- introduce into the structure of pledge subject ten units of equipment (identification number 0402028559) of the collateral value of 159 890,80 rubles, (identification number 0402030125) of the collateral value of 150 431,18 rubles, (identification number 0402030212) of the collateral value of 799 929,47 rubles, (identification number 6343) of the collateral value of 2 859 674,42 rubles, (identification number 6352) of the collateral value of 1 510 515,15 rubles, (identification number 6356) of the collateral value of 2 123 383,21 rubles, (identification number 6423) of the collateral value of 2 508 747,45 rubles, (identification number 6421) of the collateral value of 1 814 211,75 rubles, (identification number 6350) of the collateral value of 1 015 138,56 rubles and (identification number 6333) of the collateral value of 1 701 765,12 rubles, of the total collateral value of 14 643 687,11 rubles;

- replace identification numbers of four units of equipment without changing the equipment collateral value:

Identification number "456147**Г" is to be replaced by number "456147***Г",

Identification number "58.14C" is to be replaced by number "58.14*C",

Identification number "400006M" is to be replaced by number "400006*M",

Identification number "420013Г" is to be replaced by number "420013*Г";

- define the collateral value of the pledge subject in the amount of 733 046 623 (Seven hundred thirty three million forty six thousand six hundred twenty three) rubles 60 kopecks.

The additional agreement became effective on 23.08.2005.

The approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, - additional agreement № 6 to contract № 191 of 09.06.2004 and additional agreement № 3 to contract of pledge № 152 of 09.06.2004, additional agreement № 3 to contract of pledge № 172 of 06.07.2004; additional agreement № 2 to contract of pledge № 210 of 05.08.2004, additional agreement № 2 to contract of pledge № 239 of 01.09.2004, being concluded by and between Volgo-Vyatskyi bank of RF Savings Bank and the Company on the following material terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 6 to contract of opening non-revolving credit line № 191 of 09.06.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – reduction of envisaged by the contract of the size of security of the first tranche to the sum in the amount of 413 817 168,55 rubles (Four hundred thirteen million eight hundred seventeen thousand one hundred sixty eight) rubles 55 kopecks;

The transaction's subject – reduction of envisaged by the contract of the size of security of the second tranche to the sum in the amount of 570 242 273,49 rubles (Five hundred seventy million two hundred forty two thousand two hundred seventy three) rubles 49 kopecks;

The transaction's subject – reduction of envisaged by the contract of the size of security of the third tranche to the sum in the amount of 206 789 299,95 rubles (two hundred six million seven hundred eighty nine thousand two hundred ninety nine) rubles 95 kopecks;

The transaction's subject – reduction of envisaged by the contract of the size of security of the fourth tranche to the sum in the amount of 339 152 176,49 rubles (three hundred thirty nine million one hundred fifty two thousand one hundred seventy six) rubles 49 kopecks.

The additional agreement became effective on 17.11.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 3 to fixed assets pledge contract № 152 of 09.06.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of pledge subject and of its collateral value, and namely:

- exclude from the structure of pledge subject four units of equipment (identification numbers 426108, 426109, 11 44320000, ТТ420196, УП-00370) of the total collateral value of 8 987 412,22 rubles;

- change the equipment name (identification number ОЦ002458);

- change the location of twenty one unit of equipment (identification numbers 1242600000, 1142996338, 1144202500, 1142996337, 1642191985, 1143043025, 1142996336, 1642180700, 1144324901, 1142141396, 1142412701, 1142996332, 1142996333, 1142996312, 1143994535, 421311, УП-01860, ША924477, КУ440559, УП-03314, ОЦ002458 - relocation) without changing the collateral value;

- introduce into the structure of pledge subject twelve units of equipment (identification numbers 426108, 426109, 427280, 1144320000, TT420196, УП-04897, УП-04895, УП-04894, УП-04893, УП-04906, 0401002006,) of the total collateral value of 8 978 706,48 rubles;

- define the collateral value of the pledge subject in the amount of 413 817 168,55 (Four hundred thirteen million eight hundred seventeen thousand one hundred sixty eight) rubles 55 kopecks.

The additional agreement became effective on 23.08.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 3 to fixed assets pledge contract № 172 of 06.07.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of pledge subject and of its collateral value, and namely:

- exclude from the structure of pledge subject three units of equipment (identification numbers 31:671.2Г, 31:671.4Г, 402007198 – the sales are scheduled) of the total collateral value of 886 060,01 rubles;

- introduce into the structure of pledge subject two units of equipment (identification numbers - 0402026965, 0402028615) of the total collateral value of 881 196,67 rubles;

- change the identification numbers with six units of the equipment without changing the collateral value:

Change the number of inventory card "43:000547Г" to number "43:000547***Г",

Change the number of inventory card "5:480001.1Г" to number "480001.1*Г",

Change the number of inventory card "н002966" to number "440622.1M",

Change the number of inventory card "н002967" to number "706Г",

Change the number of inventory card "н002955" to number "480020*M",

Change the number of inventory card "н002919" to number "071773П";

- change the location of fourteen units of equipment (identification numbers - 23:247C, 41.3.48077, 41.3.48079, 42.3.34_1, 44.2.713, 42.4.2558, 42.4.2583, 42.4.2584, 42.4.2585, 44.4.5292, 44.4.4174, 42.4.2760, 42.4.2761, 42.4.2762 - relocation) without changing the collateral value.

- define the collateral value of the pledge subject in the amount of 570 242 273 (Five hundred seventy million two hundred forty two thousand two hundred seventy three) rubles 49 kopecks.

The additional agreement became effective on 23.08.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to fixed assets pledge contract № 210 of 05.08.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of pledge subject and of its collateral value, and namely:

- exclude from the structure of pledge subject four units of equipment (identification numbers 42-020006996, 42-020006966, 42-020006969, 42-020006974 - upgrading) of the total collateral value of 765 629,04 rubles;

- change the location of one unit of equipment due to relocation without changing the collateral value;

- introduce into the structure of pledge subject three units of equipment (identification numbers 42-020006966, 42-020006969, 42-020006974) of the total collateral value of 752 144,45 rubles;

- define the collateral value of the pledge subject in the amount of 206 789 299,95 (two hundred six million seven hundred eighty nine thousand two hundred ninety nine) rubles 95 kopecks.

The additional agreement became effective on 23.08.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to fixed assets pledge contract № 239 of 01.09.2004, being concluded by and between the Company and Volgo-Vyatskyi bank of RF Savings Bank on the following material terms and conditions:

The transaction's subject – change of pledge subject and of its collateral value, and namely:

- exclude from the structure of pledge subject one unit of equipment (identification number 447380 – tear down) of the collateral value of 50 520 523,64 rubles;

- introduce into the structure of pledge subject three units of equipment (identification numbers – 42-447380, 0402028618, 0402030228) of the total collateral value of 50 519 071,65 rubles;

- define the collateral value of the pledge subject in the amount of 339 152 176 (Three hundred thirty nine million one hundred fifty two thousand one hundred seventy six) rubles 49 kopecks.

The additional agreement became effective on 23.08.2005.

October 3, 2005 (minutes № 8)

The Board of directors made the decisions on:

Approval of related party transaction, and namely: underwriter's services Contract being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – OJSC "VolgaTelecom" (Issuer) instructs OJSC JSCB "Svyaz-Bank" (Agent), and the Agent takes upon itself to render the Issuer the services as the Issuer's Agent to float the bonds and to perform on its behalf on the instructions of and at the expense of the Issuer legal and other acts required for the purposes of making with third parties the transactions which may accompany or be directly or indirectly necessary for the Agent's floatation of bonds in accordance with terms and conditions of the Contract.

The start of the services rendering is the date of the Contract signature, and the end of the services rendering is the date of signature of Final Protocol of rendered services as per clause 4 of the Contract.

The transaction's price is 1000 (One thousand) rubles, exclusive of VAT. VAT is paid in excess of the Agent's fee at the rate stipulated by legislation on the date of signature of rendered services Protocol.

The Issuer pays the fee to the Agent as per the procedure envisaged by item 4.2. of the Contract:

The first part of the fee in the amount of 500 (Five hundred) rubles increased by the sum of VAT – within 5 (Five) business days since the date of the invoice receipt issued by the Agent after the Company's signature of Interim protocol of rendered services as per item 4.3. of the Contract. The payment is made by the transfer of the appropriate amount to the Agent's corresponding account specified in clause 12 of the Contract or to the Agent's bank details specified in the issued invoice;

The second part of the fee in the amount of 500 (Five hundred) rubles increased by the sum of VAT – within 5 (Five) business days since the date of the invoice receipt issued by the Agent

after the Company's signature of Final Protocol of rendered services as per item 4.3. of the Contract. The payment is made by the transfer of the appropriate amount to the Agent's corresponding account specified in clause 12 of the Contract or to the Agent's bank details specified in the issued invoice.

The Issuer's obligations of payment to the Agent of any sums under the Contract are considered to be performed in the appropriate volume at the time when these sums are placed at the Agent's account in accordance with details specified in clause 12 of the Contract or bank details specified by the Agent in the issued invoice.

For the delay in performance of obligations to pay to the Agent the fee in accordance with item 4.2. the Issuer pays to the Agent liquidated damages in the form of penalty fee in the amount of 0,035% (Thirty five thousandth) accrued on overdue amount for each calendar day of payment delay.

In case of non-performance of its obligations to transfer to the Issuer the money from the Bonds floatation as envisaged by the Contract, the Agent pays to the Issuer the penalty fee in the amount of 0,035% (Thirty five thousandth) of the amount of non-transferred money of the volume of actually floated Bonds for each day of delay.

Validity term – the Contract becomes effective since the date of its signature by authorized representatives of the Parties and is valid till full performance by the Parties of their obligations under this Contract, if its validity is not early terminated in accordance with clause 6 of the Contract.

The Contract became effective on 07.10.2005.

Approval of related party transaction, and namely: Contract of bonds floatation services being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – OJSC JSCB "Svyaz-Bank" (Underwriter) renders to OJSC "VolgaTelecom" (Issuer) the services of the Bonds floatation by public offering at the Stock Exchange, including the Underwriter's provision of putting up the bids for the Bonds purchase in the quantity equal to the Volume of the Underwriter's subscription in accordance with terms and conditions and the procedure defined by this Contract, and also provides consulting assistance on the issues related to the Bonds floatation and conducts marketing research of securities market.

The start of the services rendering is the date of the Contract signature, and the end of the services rendering is the date of signature of Final Protocol of rendered services as per clause 4 of the Contract.

The transaction's price is 21 200 000 (Twenty one million two hundred thousand) rubles, VAT exclusive. VAT is paid in excess of the Underwriter's fee at the rate stipulated by legislation on the date of signature of rendered services Protocol.

OJSC "VolgaTelecom" tender committee, which was established to select the lead arranger (syndicate of participants which includes the lead arranger, basic co-arrangers, underwriter, basic co-underwriters) of OJSC "VolgaTelecom" bonded loan issue, on August 5, 2005 determined the syndicate of the following participants: the lead arranger and the underwriter - OJSC JSCB "Svyaz-Bank", co-arranger and co-underwriter – JSCB "Promsvyazbank" (CJSC) and OJSC "Web-invest Bank".

The Issuer pays the fee to the Underwriter as per the procedure envisaged by item 4.2. of the Contract:

The first part of the fee in the amount of 11 660 000 (Eleven million six hundred sixty thousand) rubles increased by the sum of VAT, on the basis of the invoice issued by the Underwriter after the Issuer's acceptance of Interim protocol of rendered services as per item 4.4. of the Contract by the transfer of the appropriate amount to the Underwriter's details specified in clause 10 of the Contract or to the bank details specified by the Underwriter in the issued invoice;

The second part of the fee in the amount of 9 540 000 (Nine million five hundred forty thousand) rubles increased by the sum of VAT, on the basis of the invoice issued by the Underwriter after the Issuer's acceptance of Final protocol of rendered services as per item 4.4. of the Contract by the transfer of the appropriate amount to the Underwriter's details specified in clause 10 of the Contract or to the bank details specified by the Underwriter in the issued invoice.

The fee is due to payment to the Underwriter in full amount only in case the Underwriter's performance in full of its obligations as per item 3.1.1 of the Contract.

For the delay in performance of obligations to pay the fee to the Underwriter the Issuer pays at the Underwriter's request liquidated damages in the form of penalty fee in the amount of 0,04 % (Four hundredth), accrued on overdue amount for each calendar day of the payment delay.

For non-performance and/or performance not in full of its obligations the Underwriter pays at the Issuer's request the liquidated damages in the form of fine in the amount of 1% of the face value of the bonds that remained unplaced. The volume of placed bonds is determined on the basis of the Exchange register. Also the Underwriter compensates the Issuer for all the losses caused by incomplete floatation of the Bonds, but not more than 0,4% of the loan amount.

Validity term – the Contract becomes effective since its signature by the Parties and is valid till the Parties' performance in full of their obligations, if its validity is not early terminated in accordance with clause 6 of the Contract.

The Contract became effective on 07.10.2005.

Approval of related party transaction, and namely: Contract about organization of the bonds issue, the Contract being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – OJSC "VolgaTelecom" (the Company) instructs OJSC JSCB "Svyaz-Bank" (Arranger), and the Arranger takes upon itself to render to the Company the services of organizing the issue and the Bonds floatation, including to perform the analysis of the bond's market, to provide recommendations on the time of the bonds acquisition, and if required to prepare the drafts of changes to the Decisions on securities issue and to securities Offering memorandum, to carry out presentation activities, and also to render other services on terms and conditions envisaged by this Contract. The Company takes upon itself to pay to the Arranger the fee envisaged by this Contract.

For the purposes of rendering services the Arranger may perform legal and actual acts on the Company's behalf as stipulated by clause 6 of the Contract.

The start of the services rendering is the date of the Contract signature, and the end of the services rendering is the date of the Company's signature of Protocol of rendered services of organizing BT-3 series bonds issue as per clause 10 of the Contract.

The transaction's price – 13 250 000 (Thirteen million two hundred fifty thousand) rubles, VAT exclusive.

The Arranger has the right (but is not obliged) at its own expense to involve Vocational Advisers in order to get from them findings and recommendations required for the Services rendering.

The Company pays for the services under this Contract as per the procedure envisaged by item 7.4. of the Contract:

The 1-st payment: 7 287 500 (Seven million two hundred eighty seven thousand five hundred) rubles and VAT amount, - within 5 (Five) business days since the receipt of the invoice issued by the Arranger after the Company's signature of the protocol of rendered services of organizing BT-2 series bonds issue. The payment is made by transfer of the appropriate amount to the Arranger's corresponding account specified in item 19 of the Contract or to the Arranger's bank details specified in the invoice issue by the Arranger;

The 2-nd payment: 5 962 500 (Five million nine hundred sixty two thousand five hundred) rubles and VAT amount, - within 5 (Five) business days since the receipt of the invoice issued by the Arranger after the Company's signature of the protocol of rendered services of organizing BT-3 series bonds issue. The payment is made by transfer of the appropriate amount to the Arranger's corresponding account specified in item 19 of the Contract or to the Arranger's bank details specified in the invoice issue by the Arranger.

The Company takes upon itself to compensate the Arranger for all the losses, costs and expenses incurred by the Arranger directly or indirectly as result of non-performance or improper performance by the Company of its obligations under the Contract.

The Arranger takes upon itself to compensate the Company for all the losses, costs and expenses incurred by the Company directly or indirectly as result of non-performance or improper performance by the Arranger of its obligations under the Contract.

For the Company's delay of payment of any amounts due to the Arranger in accordance with this Contract, the Company pays the Arranger the liquidated damages in the amount of refinancing rate of RF Central Bank effective on the date of the delay beginning. The specified liquidated damages are accrued (as p.p.a.) during the entire period when the appropriate amount remains outstanding. The specified liquidated damages are due to payment after the Arranger's sending the claim about its payment within 10 days since the date of the claim's receipt.

Validity term – the Contract becomes effective since its signature by the Parties and is valid till the Parties' performance in full of their obligations.

The Contract became effective on 07.10.2005.

Approval of related party transaction, - additional agreement № 3 to agency contract № ТД-8-04 of March 31, 2004, concluded by and between Open Joint Stock Companies "North-West Telecom", "VolgaTelecom", "Center Telecom", "Southern Telecom Company", "Dalsvyaz", "Uralsvyazinform", "Sibirtelecom" acting on the Principal's side and Non-commercial Partnership "Center of investigation of problems of telecommunications development" on the following material terms and conditions:

The transaction's subject – change of the instructions stipulated by additional agreement № 1 to agency contract № ТД-8-04 of March 31, 2004, including:

Supplement and update of the work sheet of elaboration, planning, analysis, designing and testing of the second release of ERP Master-system;

Change of performance time;

Increase of agency fee stipulated by additional agreement № 1 to the sum of US$134 511,16 VAT inclusive;

Increase of the agent's expenses to pay for works of CJSC "Open technologies 98" (Contractor 1) stipulated by additional № 1 to the sum of US$12 594 712 VAT inclusive;

The transaction's price:

The sum for which, vs. earlier approved terms and conditions, the Company's obligation is increased to pay agency fee to Non-commercial Partnership "Center of investigation of problems of telecommunications development" - US$2 404, 28 VAT inclusive;

The sum for which, vs. earlier approved terms and conditions, the Company's obligation is increased to pay the expenses of Non-commercial Partnership "Center of investigation of problems of telecommunications development" related to performance of agency instructions – US$471 428, 57 VAT inclusive.

Additional agreement became effective on 11.11.2005.

Approval of related party transaction, and namely: mobile communication services contract № 1516732 of «__» _______2005, being concluded by and between OJSC "VolgaTelecom" and CJSC "Nizhny Novgorod cellular communication":

The transaction's subject – CJSC "Nizhny Novgorod cellular communication" (Operator) provides OJSC "VolgaTelecom" (Subscriber) with the services of mobile radiotelephone communication of GSM standard in accordance with tariff plan selected by the Subscriber – "Corporate Exclusive + 50% discount" which is Supplement № 2 to the contract, and the Subscriber pays for them. Communication services are provided to the Subscriber in the Operator's cover area by individual federal phone numbers specified in Supplement № 1 to the contract and given to the Subscriber.

The Subscriber, after signature of this Contract, is provided with the subscriber numbers the carriers of which are Sim-cards (phone numbers and numbers of Sim-cards are provided in Supplement № 1 to this Contract).

The transaction's price is defined in accordance with effective tariffs of the Operator as per Supplement № 2 to the Contract, VAT inclusive. All communication services and additional services are provided in conventional currency units as an equivalent of the sum due to payment in Russian rubles at US$ rate established by RF Central Bank of the payment day (1 conventional currency unit = US$1). The Operator has the right to change the conventional currency unit equivalent at its discretion having notified the Subscriber about these changes 10 calendar days prior to these changes.

The Subscriber pays for communication and additional services basing on the actual volume of communication services rendered to the Subscriber during the previous month. Upon completion of the billing period the Subscriber is drawn up sales invoice and the bill which should be paid within 20 days since the date of its making out. In addition, the subscriber may be issued an extra bill in case if the amount of its debt for actually rendered services exceeds 2000 (Two thousand) conventional currency units. This bill should be paid within 7 days since the date of its making out.

The Operator has the right to accrue penalty fee for the delay in payment in the amount of 0,1% of the amount due to payment for each day of delay.

The Contract's validity term – the Contract is being concluded for sine die.

The Contract became effective on 01.08.2005.

Approval of terms and conditions of the contract with LLC "Ernst & Young" for audit services of OJSC "VolgaTelecom" reporting for year 2005 drawn up as per RAS and IFRS.

Taking into account the recommendations of the Committee for audit the Board of directors made the decision to approve terms and conditions of the contract with LLC "Ernst & Young" for audit services of OJSC "VolgaTelecom" reporting for year 2005 drawn up as per RAS and IFRS, including to define the size of payment for services under the contract of RAS financial reporting audit in the amount of US$477 700 (VAT inclusive) of IFRS reporting audit in the amount of US$84 300 (VAT inclusive) and the procedure of compensation of overhead costs as per terms and conditions of the contract.

The contract became effective on 12.10.2005.

October 21, 2005 (minutes № 9)

The Board of directors made the decisions on:

Approval of related party transaction, and namely: Agreement of changing the procedure of settlements under Contract № 075-3601-03 of 22.04.1999, all the right of claim and the right of receipt of all payments under which were transferred by "Siemens AG" to OJSC JSCB "Svyaz-Bank", which is confirmed by Notice of 15.07.2005 about the transfer of right of claim and the right of receipt of all payments under the Contract, being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject - OJSC "VolgaTelecom" for the purposes of proper performance of its obligations under delivery Contract № 075-3601-03 of 22.04.1999 will make the

payments, stipulated by it, in favor of OJSC JSCB "Svyaz-Bank" in accordance with the dates specified in Supplement № 1 to the Agreement.

The payments in OJSC JSCB "Svyaz-Bank" favor will be made in rubles at the rate of Euro established by RF Central Bank on the day of payment.

The amount of payments made by the Company in OJSC JSCB "Svyaz-Bank" favor - 396 152,17 (Three hundred ninety six thousand one hundred fifty two and 17/100) Euro, including the amount of principal debt 370 929 (Three hundred seventy thousand nine hundred twenty nine) Euro and interest amount 25 223,17 (Twenty five thousand two hundred twenty three and 17/100) Euro.

The additional Agreement became effective on 24.10.2005.

October 31, 2005 (minutes № 10)

The Board of directors made the decisions on:

Approval of related party transaction, and namely: the Contract of rent of non-residential premises, being concluded by and between OJSC "VolgaTelecom" and CJSC "RTCOM" on the following terms and conditions:

The transaction's subject – OJSC "VolgaTelecom" (Lessor) transfers and CJSC "RTCOM" (Lessee) accepts for temporary possession and utilization the non-residential premises of the total area of 590,1 m^2 located on the 4-th floor of five-storey building of city exchange located at: Saransk town, Kosarev str., 15 for administrative purposes;

Rental fee – 39353,77 rubles per month exclusive of VAT (as per Supplement №2 to the Contract);

OJSC "VolgaTelecom" may unilaterally change the size of rental fee, but not more than once in a year;

The size of compensation of cost of utility services and expenses for the premises maintenance is established as per Supplement № 3 to the Contract;

The Contract's validity term – the Contract is concluded for sine die and is effective since the date of its signature.

The Contract became effective on 17.11.2005.

Approval of related party transaction, and namely: the Contract for providing for use of communication digital channels, the Contract being concluded by and between CJSC "Nizhny Novgorod cellular communication" and OJSC "VolgaTelecom" on the following material terms and conditions:

The transaction's subject – CJSC "NCC" (Lessor) provide to OJSC "VolgaTelecom" (Lessee) for temporary use communication digital channels specified in Supplements №№ 1-29 to the Contract.

The transaction's price – lump-sum payment for organization of channels makes up 377 600 (Three hundred seventy seven thousand six hundred) rubles VAT inclusive; monthly rental fee for using communication digital channels makes up 1 146 960 (One million one hundred forty six thousand nine hundred sixty) rubles VAT inclusive.

The dates:

Organization of channels: start – since the date of this Contract signature,

Completion – within 3 days period since the date of this Contract signature,

Use of channels: start - since the date of this Contract signature,

Completion – the Contract's end date.

The Contract's validity term – this Contract becomes effective since the date of its signature by both the Parties and is effective till December 31, 2005. The Contract's validity term is considered to be extended for each next year, if neither Party states its intent to cancel the Contract not later than a month prior to the date of its expiry.

The Contract became effective on 01.12.2005.

Approval of related party transaction, - agency contract being concluded by and between Open Joint Stock Companies "North-West Telecom", "VolgaTelecom", "Center Telecom", "Southern Telecom Company", "Dalsvyaz", "Uralsvyazinform", "Sibirtelecom" acting on the Principal's side and Non-commercial Partnership "Center of investigation of problems of telecommunications development" on the following material terms and conditions:

The transaction's subject – the Agent takes upon itself the obligation on its own behalf and at the expense of the Principal to conclude with CJSC "Open technologies 98" (hereinafter – Contractor) the contract for development of courses and training facilities within the Program of implementation of Oracle E-Business Suite-based ERP/CRM system and its further operation in 7 Mega-Regional Companies, envisaged by item 1.1.1. of agency contract (hereinafter – "Contract 1"), and the contract for services/works of technical support of Master system (release 1) in the course of executing projects of implementation of Master system (release 1) in 7 MRC, envisaged by item 1.1.2. of agency contract (hereinafter – "Contract 2").

The amount of agency fee for the entire contract – US$71 730 VAT inclusive;

The amount of the Agent's expenses for the entire contract – US$2 391 000 VAT inclusive;

The amount due to payment by the Company:

i. as regards the payment of agency fee – US$10 247,14 VAT inclusive;

ii. as regards the payment for the Agent's expenses – US$341 571,43 VAT inclusive;

The time of the Agent's provision of the report – 30 business days since the date of the Contractor's works acceptance;

The time of services/works execution by the Contractor:

i. under Contract 1 – 103 (One hundred three) business days since the day following the date of advance payment transfer to the Agent's account;

ii. under Contract 2 – 65 (Sixty five) calendar days since the day following the date of advance payment transfer to the Agent's account.

The contract became effective on 11.11.2005.

November 2, 2005 (minutes № 11)

The Board of directors made the decisions on:

Approval of related party transaction, and namely: Agreement about introducing changes into Contract of network interconnection № 05-21/0155 of 24/10/2003, being concluded by and between OJSC "VolgaTelecom" and OJSC "Rostelecom" on the following material terms and conditions:

The Agreement's subject – stating in a new wording of the text of Contract of network interconnection № 05-21/0155 of October 24, 2003 on the following terms and conditions:

OJSC "Rostelecom" (Rostelecom) takes upon itself, as per terms and conditions of connection, to provide OJSC "VolgaTelecom" (Operator) with the Service of connection at DLD level of connection;

The Operator takes upon itself to provide Rostelecom with: the Service of DLD call initiation, including by codes of 80X 200(100); the Service of DLD call initiation to codes 80X X1X2X3 (where X1X2X3 – the code of Intelligent Network Operator), connected to automatic DLD telephone network in Moscow; the Service of zonal transit of call; the Service of call completion to the Operator's network; the Service of call completion to the networks of Connected operators (hereinafter – Services of traffic transit);

The Operator provides for technical capability of open/block the Users access to the services of DLD and ILD communication rendered by OJSC "Rostelecom";

The cost of Services of traffic transit is calculated at the following rates:

Table 26

		Estimated rate, rubles/ minute (VAT exclusive)		
		ABC 834, 835, 836, 841, 842, 848, 846, 831, 845	ABC 833	ABC 341, 353

1	The Service of DLD call initiation, including by codes 80X 200(100)	0.713	0.891	0.917
2	The Service of DLD call initiation to codes 80X $X_1X_2X_3$ (where - $X_1X_2X_3$ - the code of Intelligent Network Operator), connected to Rostelecom automatic DLD telephone network in Moscow	0.713	0.891	0.917
3	The Service of call transit	0.713	0.891	0.917
4	The Service of call completion to the Operator's network	0.713	0.891	0.917
5	The Service of call completion to the networks of Connected operators	0.713	0.891	0.917

The Cost of Services of traffic transit for the Reporting period is calculated on the basis of data of actual volumes of rendered Services of traffic transit for the month preceding the Reporting period;

The payment of Services of traffic transit is made every month by Rostelecom on the basis of Protocol of rendered Services of traffic transit signed by Rostelecom and the Operator;

The pricing when rendering the Services of traffic transit is made on a minute base since the 1-st second of connection;

The cost of Services of connection at DLD connection level is calculated by Rostelecom tariffs in the amount of 206,7 rubles/month for a connection point of 1 VF channel;

The payment of Service of connection is made every month within 10 days after the signature of the Protocol of rendered Services of connection by Rostelecom and the Operator;

Quarterly, and also when required Rostelecom and the Operator reconcile mutual settlements;

"DLD and ILD codes used for traffic Transit from the Operator's numbering zone" are specified in Supplement № 2 to the Contract;

"Technical requirements of Connection" are specified in Supplement № 8 to the Contract;

"The structure and the procedure of transfer of information about the Users" are specified in Supplement № 9 to the Contract;

The Contract's validity term - sine die.

Financial obligations that occurred and were not performed prior to the date of the Contract effective date should be performed in accordance with terms and conditions of Contract of network interconnection № 05-21/0155 of October 24, 2003 which is valid till this Contract becomes effective.

As the Parties communication networks at the time of this Contract conclusion are actually connected to each other, the required points of connection, as per RF current legislation, are organized, and component parts of the Service of connection (1-st, 2-nd and 3-d stages) specified in item 1.11 of the Contract (definition of "the Service of connection") are rendered, Rostelecom's obligation of providing the Service of connection is related only to the 4-th stage of its rendering.

This Contract becomes effective since its signature by the Parties.

The Contract became effective on 27.12.2005.

Approval of related party transaction, and namely: Contract № ___, being concluded by and between OJSC "VolgaTelecom" and OJSC "Rostelecom" on the following material terms and conditions:

The Contract's subject – OJSC "Rostelecom" (Rostelecom) instructs OJSC "VolgaTelecom" (Operator), and the Operator takes upon itself for a fee to perform on behalf and at the expense of Rostelecom legal and actual acts stipulated by items 1, 4 and 9 of Supplement № 2 to the Contract. The Operator takes upon itself for value to render Rostelecom the Services specified in items 2, 3, 5, 6, 7 and 8 of Supplement № 2 to this Contract.

- The cost of the Operator's Services (VAT exclusive) rendered to Rostelecom:

Provision of services of subscriber's call processing when providing access to DLD and ILD services under immediate and order system of servicing makes up 11,43 rubles per a minute of connection under immediate and order system of servicing;

Billing processing of communication services makes up 0,075 ruble per a minute of outgoing DLD and ILD traffic;

Formation, printing, keeping, copying of bills makes up 0,04 ruble per a minute of outgoing DLD and ILD traffic;

Formation, printing, keeping, copying of sales invoices, protocols of executed works, signature of protocols of comparison of payments with customers makes up 0,063 rubles per a minute of outgoing DLD and ILD traffic;

Preparation of reporting forms makes up 1 325 857 rubles per a set;

Delivery of documents makes up 0,025 ruble per a minute of outgoing DLD and ILD traffic;

- The Operator's agency fee for performance on behalf of and the instruction of Rostelecom of legal and actual acts under the Contract:

Collection of payment from subscribers in the amount of 6,25% of received earnings;

Claim administration in the amount of 2,5% of received earnings;

Information-reference servicing of users in the amount of 0,05 ruble per a minute of outgoing DLD and ILD traffic;

- Based on the results of the Contract execution by the Parties in quarter 1 of 2006, the Parties may conclude additional agreement about the change of cost of Services and the Operator's fee size se forth in Supplement № 2 to this Contract. In case the Parties decide to conclude such an additional agreement, the Parties should do it on 01.07.2006;

- Mutual settlements between the Parties are made on a monthly basis;

- This Contract becomes effective since the date of its signature by the Parties and is effective for a year since the effective date. If neither Party states the Contract's validity termination 30 (Thirty) calendar days prior to the expiry of its validity term, then the Contract is automatically extended for each next year. The number of periods for which this Contract validity term may be extended is not limited.

The Contract became effective on 27.12.2005.

November 21, 2005 (minutes № 12)

The Board of directors made the decisions on:

Approval of related party transaction, and namely – Contract of suretyship being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – OJSC "VolgaTelecom" (Guarantor) is jointly with CJSC "RTCOM" (Borrower) responsible to OJSC JSCB "Svyaz-Bank" (Bank) for the Borrower's performance in full of all its obligations under Contract of credit line № ______ of______ (hereinafter – Credit agreement):

Payments limit – 114 000 000 (One hundred fourteen million) rubles;

Credit line period – 2 years;

Interest rate for credit use – 12% p.p.a.;

The Bank's other services and the procedures of their payment are provided as stipulated by section 4 of Credit agreement;

The Borrower, before the time of credit extension specified in item 1.3. of Credit agreement, as a security of performance of its obligations of timely and full repayment of credit, payment of interest accrued for its use, and payment of other services of the Bank, provides the Bank with OJSC "VolgaTelecom" suretyship;

The Borrower within 20 business days since Credit agreement conclusion provides the Bank with additional agreement to Contract of bank account with Mordoviya's Savings Bank

Department 8589 of Russia's Savings Bank № 420 of 30.11.2000, concluded by and between the Borrower and Mordoviya's Savings Bank Department 8589 of Russia's Savings Bank stipulating the Bank's right to direct debiting of money from the Borrower's settlement account № 40702810539150100389 with Mordoviya's Savings Bank Department 8589 of Russia's Savings Bank (Saransk town) for the purposes of repayment of debt under Credit agreement;

The Borrower should pay to the Bank the liquidated damages in case of nonredemption or untimely repayment of the entire amount owed under the principal debt within the period set forth by item 3.5. of Credit agreement, including in case when the Bank's call is available, in the amount of 0,05% of the sum of arrears under the principal debt accrued for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of non-performance of obligations of paying interest for credit use within the period set forth by item 3.1.2. of Credit agreement in the amount of 0,05% of the sum of interest arrears accrued for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of non-performance of obligations of payment for the Bank's services related to the credit accommodation and management of loan funds and specified in section 4 of Credit agreement in the amount of 0,05% of the sum of the appropriate payment for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of violation of time period of presenting to the Bank accounting and financial statements specified in item 2.7. of Credit agreement in the amount of 0,05% of the sum owed under the principal debt accrued for each day of delay.

The Contract's validity term – the Contract becomes effective since the date of its signature by the parties and is effective till the Guarantor's performance in full of the obligations under the Contract or becomes invalid by other reasons stipulated by RF current legislation.

The Contract became effective on 05.12.2005.

The Guarantor is obliged at the first claim of the Bank within 3 business days since the day of filing the claim about the performance of obligations under the Credit agreement to transfer the sum specified in the claim to the Bank's correspondent account.

If the Guarantor fails to perform the obligations specified in item 2.1.2. of the Contract of suretyship, the Guarantor authorizes the Bank to write off the debt amount from the Guarantor's following account №40702810142020020111 with Volgo-Vyatskyi bank of RF Savings Bank.

In case of the Guarantor's performance of the Borrower's obligations in full under the contract of credit line, the Bank takes upon itself to transfer to the Guarantor, under the delivery-acceptance certificate, the documents certifying the right of claim of the Bank to the Borrower, including Credit agreement, extract from loan account of the Borrower with the Bank, verified by the Bank's authorized representative and impression of the Bank's seal.

In case of the Guarantor's refusal to perform the Borrower's obligations to the Bank under the Credit agreement, or the Guarantor's performance of the Borrower's obligations with violation of time period set forth by item 2.1.2. of the Contract of suretyship, the guarantor pays to the Bank the liquidated damages for each day of delay in the amount of 0,05% of the Borrower's debt sum to the Bank existing on the day of the Bank's filing the claim to the Guarantor.

The Guarantor's payment of liquidated damages set forth by item 3.2. of the Contract of suretyship does not release the Guarantor from the responsibility to perform the obligations taken upon itself under the Contract of suretyship.

Approval of related party transaction, and namely - Contract of suretyship being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – OJSC "VolgaTelecom" (Guarantor) is jointly with CJSC "Orenburg-GSM" (Borrower) responsible to OJSC JSCB "Svyaz-Bank" (Bank) for the Borrower's performance in full of all its obligations under Credit agreement № 073к/942 of 28.09.2005 (hereinafter – Credit agreement):

Credit amount – 35 000 000 (Thirty five million) rubles;

Credit reimbursement period – September 13, 2007;

Interest rate for credit use – 11 % p.p.a.;

The Bank's other services and the procedures of their payment are provided as stipulated by section 4 of Credit agreement;

The Borrower should pay to the Bank the liquidated damages in case of nonredemption or untimely repayment of the entire amount owed under the principal debt within the period set forth by item 3.6. of Credit agreement, including in case when the Bank's call is available, in the amount of 0,05% of the sum of arrears under the principal debt accrued for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of non-performance of obligations of paying interest for credit use within the period set forth by item 3.3. of Credit agreement in the amount of 0,05% of the sum of interest arrears accrued for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of non-performance of obligations of payment for the Bank's services related to the credit accommodation and management of loan funds and specified in section 4 of Credit agreement in the amount of 0,05% of the sum of the appropriate payment for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of violation of time period of presenting to the Bank accounting and financial statements specified in item 2.6. of Credit agreement in the amount of 0,05% of the sum owed under the principal debt accrued for each day of delay.

The Guarantor is obliged at the first claim of the Bank within 3 business days since the day of filing the claim about the performance of obligations under the Credit agreement to transfer the sum specified in the claim to the Bank's correspondent account.

If the Guarantor fails to perform the obligations specified in item 2.1.2. of the Contract of suretyship, the Guarantor authorizes the Bank to write off the debt amount from the Guarantor's following account №40702810142020020011 with Volgo-Vyatskyi bank of RF Savings Bank.

In case of the Guarantor's performance of the Borrower's obligations in full under the Credit agreement, the Bank takes upon itself to transfer to the Guarantor, under the delivery-acceptance certificate, the documents certifying the right of claim of the Bank to the Borrower, including Credit agreement, extract from loan account of the Borrower with the Bank, verified by the Bank's authorized representative and impression of the Bank's seal.

In case of the Guarantor's refusal to perform the Borrower's obligations to the Bank under the Credit agreement, or the Guarantor's performance of the Borrower's obligations with violation of time period set forth by item 2.1.2. of the Contract of suretyship, the Guarantor pays to the Bank the liquidated damages for each day of delay in the amount of 0,05% of the Borrower's debt sum to the Bank existing on the day of the Bank's filing the claim to the Guarantor. The Guarantor's payment of liquidated damages set forth by item 3.2. of the Contract of suretyship does not release the Guarantor from the responsibility to perform the obligations taken upon itself under the Contract of suretyship.

The Contract's validity term – the Contract becomes effective since the date of its signature by the parties and is effective till the Guarantor's performance in full of the obligations under the Contract or becomes invalid by other reasons stipulated by RF current legislation.

The Contract became effective on 25.11.2005.

Approval of related party transaction, and namely - Contract of suretyship being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – OJSC "VolgaTelecom" (Guarantor) is jointly with CJSC "Orenburg-GSM" (Borrower) responsible to OJSC JSCB "Svyaz-Bank" (Bank) for the Borrower's performance in full of all its obligations under Contract of credit line № 074л/942 of 28.09.2005 (hereinafter – Credit line agreement):

Payments limit – 22 000 000 (Twenty two million) rubles;

Credit line period – from September 28, 2005 till September 13, 2007;

Interest rate for credit use – 11% p.p.a.;

The Bank's other services and the procedures of their payment are provided as stipulated by section 4 of Credit line agreement;

The Borrower should pay to the Bank the liquidated damages in case of nonredemption or untimely repayment of the entire amount owed under the principal debt within the period set forth by item 3.5. of Credit line agreement, including in case when the Bank's call is available, in the amount of 0,05% of the sum of arrears under the principal debt accrued for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of non-performance of obligations of paying interest for credit use within the period set forth by item 3.1.2. of Credit line agreement in the amount of 0,05% of the sum of interest arrears accrued for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of non-performance of obligations of payment for the Bank's services related to the credit accommodation and management of loan funds and specified in section 4 of Credit line agreement in the amount of 0,05% of the sum of the appropriate payment for each day of delay;

The Borrower should pay to the Bank the liquidated damages in case of violation of time period of presenting to the Bank accounting and financial statements specified in item 2.7. of Credit line agreement in the amount of 0,05% of the sum owed under the principal debt accrued for each day of delay.

The Contract's validity term – the Contract becomes effective since the date of its signature by the parties and is effective till the Guarantor's performance in full of the obligations under the Contract or becomes invalid by other reasons stipulated by RF current legislation.

The Contract became effective on 25.11.2005.

The Guarantor is obliged at the first claim of the Bank within 3 business days since the day of filing the claim about the performance of obligations under the Credit line agreement to transfer the sum specified in the claim to the Bank's correspondent account.

If the Guarantor fails to perform the obligations specified in item 2.1.2. of the Contract of suretyship, the Guarantor authorizes the Bank to write off the debt amount from the Guarantor's following account №40702810142020020011 with Volgo-Vyatskyi bank of RF Savings Bank.

In case of the Guarantor's performance of the Borrower's obligations in full under the Credit line agreement, the Bank takes upon itself to transfer to the Guarantor, under the delivery-acceptance certificate, the documents certifying the right of claim of the Bank to the Borrower, including Credit line agreement, extract from loan account of the Borrower with the Bank, verified by the Bank's authorized representative and impression of the Bank's seal.

In case of the Guarantor's refusal to perform the Borrower's obligations to the Bank under the Credit line agreement, or the Guarantor's performance of the Borrower's obligations with violation of time period set forth by item 2.1.2. of the Contract of suretyship, the Guarantor pays to the Bank the liquidated damages for each day of delay in the amount of 0,05% of the Borrower's debt sum to the Bank existing on the day of the Bank's filing the claim to the Guarantor. The Guarantor's payment of liquidated damages set forth by item 3.2. of the Contract of suretyship does not release the Guarantor from the responsibility to perform the obligations taken upon itself under the Contract of suretyship.

Approval of related party transaction, and namely – Contract of bank account in Russian Federation currency being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – OJSC JSCB "Svyaz-Bank" (Bank) establishes to OJSC "VolgaTelecom" (Customer) settlement account №_______ (hereinafter – Account) in Russian Federation currency (Russian rubles).

The transaction's price – the Customer pays to the Bank the fee as per accounting documents for the services of the Account's maintenance and operations handling on it in the size and on terms and conditions set forth by the Bank's Tariffs (Supplement № 1 to the Contract). Taxes, dues, duties, telecom and other expenses, if available, are charged additionally to the fee as per the Bank's Tariffs at their actual cost as debit without further authorization.

The Bank may change the Tariffs unilaterally by notifying the Customer by posting the new tariffs in the Bank's operating halls. The fee is charged at changed Tariffs since the date set forth by the Bank's decision.

In case of untimely crediting of funds to the Account, and also unjustified writing off of the funds from the Customer's Account, the Bank pays to the Customer the penalty fee in the amount of 0,05 % of untimely or wrongly credited (written off) sum for each day of delay, but not more than 5% of the amount in dispute.

For the delay of payment for the Bank's services the Customer pays the penalty fee in the amount of 0,05 % of the amount of payment for each day of delay, but not more than 5% of the amount in dispute.

The Contract's validity term – the Contract becomes effective since the date of its signature by the Parties is effective for sine die.

The Contract became effective on 23.11.2005.

Approval of related party transaction, and namely – the Contract of making settlements by utilizing the system of electronic flow of documents "Bank – Customer" being concluded by and between OJSC "VolgaTelecom" and OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:

The transaction's subject – determination of the procedure of administrative and technical arrangement of exchange by electronic documents between OJSC JSCB "Svyaz-Bank" (Bank) and OJSC "VolgaTelecom" (Customer) and making settlements by the Customer's instructions by means of "System of electronic flow of documents "Bank – Customer" (hereinafter – SEFD), and also the method of validation of authorship and the procedure of establishment of electronic documents authenticity. Settlement operations at the Customer's account are made in accordance with legislation and Contract of bank account in Russian Federation rubles №___ of «__» _____ 2005.

The transaction's price – the cost of SEFD installation ("Customer" sub-system) is 1 000 rubles, and also the sum of monthly payments for the Bank's services of using the said sub-system is paid as per the Bank's effective Tariffs in the amount not exceeding 500 rubles.

The procedure of operation, the rights and duties of the Bank and the Customer are defined in article 4 of the Contract.

The Customer has the right unilaterally to cancel the Contract in case of the Bank's change of the Tariffs for SEFD maintenance.

The Customer takes upon itself to pay to the Bank the penalty fee for untimely or incomplete payment for the Bank's services as per the Contract proceeding from dual rate of refinancing of RF Central Bank effective on the day of violation and accrued on untimely paid sum.

The Contract's validity term – the Contract becomes effective since the date of its signature by both the Parties and is valid within the period of validity term of the contract of bank account. The Contract is valid in regard to the Customer's account with the Bank established on the basis of the contract of bank account specified in item 1.2. of the Contract.

The Contract became effective on 23.11.2005.

November 22, 2005 (minutes № 13)

The Board of directors made the decision on:

Approval of related party transaction – transaction with OJSC JSCB "Svyaz-Bank" on placement of OJSC "VolgaTelecom" inconvertible interest bearing certified bearer bonds of BT-2 series, state registration number 4-44-00137-A of November 10, 2005, being floated on the ba-

sis and in accordance with the decision on securities issue approved by OJSC "VolgaTelecom" Board of directors (Minutes № 8 of October 3,2005), by way of public offering at CJSC "Stock Exchange MICEX" on the following material terms and conditions:

The Bonds offering price – 1000 rubles per a Bond; starting since the second day of the Bonds floatation the buyer when making the Bonds purchase and sale transaction also pays the Bonds' accrued coupon yield which is calculated as per the Decision on securities issue;

The quantity of the Bonds being floated by OJSC JSCB "Svyaz-Bank" – up to 590000 pieces inclusive;

The face value of each Bond being floated – 1 000 rubles;

The Bonds maturity term –

Of the first 20% of the face value of the issue bonds on the 1092-nd day since the start date of the issue bonds floatation;

Of the second 20% of the face value of the issue bonds on the 1274-th day since the start date of the issue bonds floatation;

Of the third 20% of the face value of the issue bonds on the 1456-th day since the start date of the issue bonds floatation;

Of the fourth 20% of the face value of the issue bonds on the 1638-th day since the start date of the issue bonds floatation;

Of the fifth 20% of the face value of the issue bonds on the 1820-th day since the start date of the issue bonds floatation;

Other terms and conditions of floatation, circulation and retirement of the Bonds, as well as the size, time period and the procedure of the Bonds yield payment are defined in accordance with the Decision on securities issue.

Approval of related party transaction – transaction with OJSC JSCB "Svyaz-Bank" on placement of OJSC "VolgaTelecom" inconvertible interest bearing certified bearer bonds of BT-3 series, state registration number 4-45-00137-A of November 10, 2005, being floated on the basis and in accordance with the decision on securities issue approved by OJSC "VolgaTelecom" Board of directors (Minutes № 8 of October 3,2005), by way of public offering at CJSC "Stock Exchange MICEX" on the following material terms and conditions:

The Bonds offering price – 1000 rubles per a Bond; starting since the second day of the Bonds floatation the buyer when making the Bonds purchase and sale transaction also pays the Bonds' accrued coupon yield which is calculated as per the Decision on securities issue;

The quantity of the Bonds being floated by OJSC JSCB "Svyaz-Bank" – up to 590 000 pieces inclusive;

The face value of each Bond being floated – 1 000 rubles;

The Bonds maturity term –

Of the first 20% of the face value of the issue bonds on the 1092-nd day since the start date of the issue bonds floatation;

Of the second 20% of the face value of the issue bonds on the 1274-th day since the start date of the issue bonds floatation;

Of the third 20% of the face value of the issue bonds on the 1456-th day since the start date of the issue bonds floatation;

Of the fourth 20% of the face value of the issue bonds on the 1638-th day since the start date of the issue bonds floatation;

Of the fifth 20% of the face value of the issue bonds on the 1820-th day since the start date of the issue bonds floatation;

Other terms and conditions of floatation, circulation and retirement of the Bonds, as well as the size, time period and the procedure of the Bonds yield payment are defined in accordance with the Decision on securities issue.

December 2, 2005 (minutes № 14)

The Board of directors made the decisions on:

Approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 4 to contract № 292/1 of 09.02.2004 of opening non-revolving credit line and additional agreement № 4 to pledge contract № 37 of 09.02.2004, being concluded by and between Joint stock commercial Savings bank of Russian Federation (open joint stock company) and the Company on the following material terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 4 to contract № 292/1 of 09.02.2004 of opening non-revolving credit line being concluded by and between Joint stock commercial Savings bank of Russian Federation (open joint stock company) (hereinafter – Russia's Savings Bank) and the Company on the following material terms and conditions:

The transaction's subject – reduction of the property's collateral value as stipulated by the contract.

Additional agreement became effective on 09.12.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 4 to fixed assets pledge contract № 37 of 09.02.2004 being concluded by and between Russia's Savings Bank and the Company on the following material terms and conditions:

The transaction's subject – change of pledge subject and of its collateral value, and namely:

- exclude from pledge subject structure thirteen units of equipment (identification numbers 0402008191, 0402005066, 0402005065, 0402005248, 0402002647, 0402008461, 0402001810, 0402006074, 0402006207, 0402006867, 0402007791, 0402000592, 3501) of the total collateral value of 21 939 638,03 rubles;
- introduce into pledge subject structure sixteen units of equipment (identification numbers 0402026952, 0402028579, 0402030223, 0402052396, 0402027411, 0402030119, 0402030175, 0402028530, 0401002107, 0402050745, 0402028631, 0402028632, 0402027314, 0402051582, 6321, 6322) of the total collateral value of 21 939 590,71 rubles;

Define the pledge subject collateral value in the amount of – 733 046 576 (Seven hundred thirty three million forty six thousand five hundred seventy six) rubles 28 kopecks.

Additional agreement became effective on 09.12.2005.

Approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to contract № 23 of 01.03.2005 of opening non-revolving credit line and additional agreement № 2 to fixed assets pledge contract № 40 of 01.03.2005, being concluded by and between Joint stock commercial Savings bank of Russian Federation (open joint stock company) and the Company on the following material terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to contract № 23 of 01.03.2005 of opening

non-revolving credit line being concluded by and between Joint stock commercial Savings bank of Russian Federation (open joint stock company) (hereinafter – Russia's Savings Bank) and the Company on the following material terms and conditions:

The transaction's subject – reduction of envisaged by the contract of the size of balance-sheet value of security to the sum in the amount of 647 080 086 (Six hundred forty seven million eighty thousand eighty six) rubles 84 kopecks;

Additional agreement became effective on 09.12.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 2 to fixed assets pledge contract № 40 of 01.03.2005 being concluded by and between Russia's Savings Bank and the Company on the following material terms and conditions:

The transaction's subject – change of pledge subject, and namely:

- exclude from pledge subject structure two units of equipment (identification number 136Г) of collateral value of 2 010 865,53 rubles and (identification number 421311) of collateral value of 739 434,57 rubles, of the total collateral value of 2 750 300,10 rubles;

- change identification numbers with eleven units of equipment without changing the equipment collateral value:

Identification number "2214030073" is to be replaced with number "0914030073",
Identification number "2204220147" is to be replaced with number "0904220147",
Identification number "2230000840" is to be replaced with number "0930000840",
Identification number "2240003102" is to be replaced with number "0940003102",
Identification number "2240003103" is to be replaced with number "0940003103",
Identification number "2240003104" is to be replaced with number "0940003104",
Identification number "2240003105" is to be replaced with number "0940003105",
Identification number "2240003106" is to be replaced with number "0940003106",
Identification number "2240003107" is to be replaced with number "0940003107",
Identification number "2240003108" is to be replaced with number "0940003108",
Identification number "2214020033" is to be replaced with number "0914020033";

- change the location of five units of equipment (new identification numbers 0940003105; 0940003106; 0940003107; 0940003108; 1142711101 - relocation) without changing the collateral value;

- introduce into pledge subject structure four units of equipment (identification number 28:136Г) of collateral value of 408 332,00 rubles, (identification number 18:136Г) of collateral value of 1 602 533,53 rubles, (identification number 050400003371) of collateral value of 320 997,10 rubles, (identification number 050699930041) of collateral value of 418 437,47 rubles, of the total collateral value of 2 750 300,10 rubles.

Additional agreement became effective on 09.12.2005.

Approval of the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 1 to fixed assets pledge contract № 131 of 26.05.2005 being concluded by and between Joint stock commercial Savings bank of Russian Federation (open joint stock company) and the Company on the following material terms and conditions:

The transaction's subject – change of pledge subject, of its location and of collateral value, and namely:

- exclude from pledge subject three units of equipment (identification numbers 43:H004401Г, 46778, 43:40881Г) of the total collateral value of 2 138 564,05 rubles;

- change the location with two units of equipment (identification numbers 16:H004442, 19:H004442.1 - relocation) without changing the collateral value;

- replace identification number "466022A" with number "48:466022A" of one unit of equipment and change the name without changing the collateral value;

- introduce into pledge subject structure six units of equipment (identification numbers 48:466202A, 48:466323A, 38:46778.1Г, 43:46778*Г, 8:004401.1Г, 43:004401*Г) of the total collateral value of 2 103 061,80 rubles;

Define the pledge subject collateral value in the amount of 216 048 863 (Two hundred sixteen million forty eight thousand eight hundred sixty three) rubles 34 kopecks.

Additional agreement became effective on 09.12.2005.

Approval of transactions related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 7 to contract № 191 of 09.06.2004 of opening non-revolving credit line and additional agreement № 4 to fixed assets pledge contract № 152 of 09.06.2004, and additional agreement № 4 to fixed assets pledge contract № 172 of 06.07.2004, being concluded by and between Joint stock commercial Savings bank of Russian Federation (open joint stock company) and the Company on the following material terms and conditions:

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 7 to contract № 191 of 09.06.2004 of opening non-revolving credit line being concluded by and between Joint stock commercial Savings bank of Russian Federation (open joint stock company) (hereinafter – Russia's Savings Bank) and the Company on the following material terms and conditions:

The transaction's subject – reduction of envisaged by the contract of the size of balance-sheet value of security of the second tranche to the sum in the amount of 398 264 033 (Three hundred ninety eight million two hundred sixty four thousand thirty three) rubles 76 kopecks;

Additional agreement became effective on 09.12.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 4 to fixed assets pledge contract № 152 of 09.06.2004, being concluded by and between Russia's Savings Bank and the Company on the following material terms and conditions:

The transaction's subject – change of pledge subject, and namely:

- exclude from the pledge subject structure two units of equipment (identification numbers 426108, 426109) of the total collateral value of 5 141 291,28 rubles;

- introduce into the pledge subject structure two units of equipment (identification numbers 426108, 426109) of the total collateral value of 5 141 291,28 rubles;

- replace identification number "1144369201" with number "1144399201" with one unit of equipment without changing the collateral value;

- change the location with four units of equipment (identification numbers 1142141351, УП-01085, ОЦ002758, ОЦ005760 - relocation) without changing the collateral value;

Additional agreement became effective on 09.12.2005.

Approve the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date, – additional agreement № 4 to fixed assets pledge contract № 172 of 06.07.2004, being concluded by and between Russia's Savings Bank and the Company on the following material terms and conditions:

The transaction's subject – change of pledge subject, and namely:

- exclude from the pledge subject structure one unit of equipment (identification number 43:000547***Г – tear down) of collateral value of 2 655 275,21 rubles;

- replace identification number "20:878C" with number "43:878C" with one unit of equipment without changing the collateral value, and change its name and location;

- introduce into the pledge subject structure four units of equipment (identification numbers 6:000547.1Г, 5:000547.2Г, 5:000547.3Г, 43:000547****Г) of the total collateral value of 2 655 275,21 rubles.

Additional agreement became effective on 09.12.2005.

Approval of the transaction related to the acquisition, alienation or capability of alienation by the Company directly or indirectly of the property the cost of which makes up from 0,5 to 25% of the Company's balance sheet assets defined as per the data of its accounting statement as of the last reporting date and namely, – Contract of suretyship № П-9326 of «__» ______, being concluded by and between OJSC "VolgaTelecom' and Joint stock commercial Savings bank of Russian Federation (open joint stock company) on the following material terms and conditions:

1. Subject matter of the Contract – provision by the Company of security for the performance of all obligations of OJSC "RTC-LEASING" (hereinafter – Borrower or Promisor) resulting from Contract № 9326 of opening non-revolving credit line concluded by and between the Promisor and Creditor (hereinafter – Credit agreement) including:

1.1. Credit line limit – 600 000 000 (Six hundred million) rubles as of the date of Credit agreement signature with further stage-by-stage increase of the limit in accordance with the following schedule:

Table 27

Limit validity period	Limit amount (rubles)
From 01.11.2005 till 31.12.2005	650.000.000 (Six hundred fifty million)
From 01.01.2006 till 31.03.2006	700.000.000 (Seven hundred million)
From 01.04.2006 till 01.06.2006	750.000.000 (Seven hundred fifty million)

1.2. Intended use of credit funds – to finance the expenses related to the equipment acquisition with its further transfer to leasing to the Guarantor, including compensating for the Borrower's expenses for this equipment acquisition earlier incurred by the Borrower.

1.3. Credit term – 5 years since the date of Credit agreement signature.

1.4. Credit funds availability period – till June 01, 2006.

1.5. Credit agreement interest rate is floating and depends on monthly turnover reflecting credit of funds on all settlement and current currency accounts established by OJSC "Uralsvyazinform", OJSC "VolgaTelecom", OJSC "Sibirtelecom", OJSC "Dalsvyaz", OJSC "North-West Telecom", OJSC "Southern Telecom Company" and OJSC "CenterTelecom" with Russia's Savings Bank sub-divisions and is defined as per the following table:

Table 28

Monthly average credit turnover, rubles	Rate (% p.p.a.)
Less than 15 billion	12,5%
From 15 billion to 25 billion	11,5%
More than 25 billion	11,0%

1.6. Fee for credit line limit use – 0,1 % p.p.a.

1.7. Fee for funds reservation – 0 % p.p.a.

1.8. Liquidated damages for all kinds of debt in arrears – in the size of RF Central Bank refinancing rate increased by factor of 1,5.

1.9. The Creditor has the right to initiate negotiations of increasing the size of interest rates specified in item 2.5. of the credit agreement in the following cases:

- Adoption by RF Government, its bodies or by Russia's Central Bank of measures substantially changing the standing of the parties under the Credit agreement;

- Adoption by RF Central Bank of resolutions of changing the standards of requires reserves deposited by the Creditor with RF Central Bank;

- Change of rate of any time deposits of natural persons of Russia's Savings Bank for the period from 88 (Eighty eight) to 93 (Ninety three) days;

- Change of tax legislation substantially worsening the Creditor's standing.

Herewith, the Creditor sends to the Borrower, by the method specified in item 9.3. of the Credit agreement, the notice about the start of negotiations of increasing the size of interest rates specified in item 2.5. of the Credit agreement. In case, if the parties during 90 (Ninety) calendar days since the date of the Borrower's receipt of negotiations start notice failed to elaborate new mutually acceptable terms and conditions of the Credit agreement, or the Borrower backs out of negotiations participation, the values of interest rates are set in the figures as they were specified in the Creditor's notice about negotiations start.

New values of interest rates start to be effective in 90 (Ninety) calendar days since the date of the Borrower's receipt of the notice about the start of negotiations of changing the values of interest rates.

Herewith, the maximum value of interest rate set unilaterally and specified in item 2.5. of the Credit agreement cannot exceed the maximum rate of time deposits of the Creditor's natural persons for the period from 88 (Eighty eight) to 93 (Ninety three) days increased by the factor of 1,5 (One and half).

2. The Guarantor takes upon itself to compensate legal and other costs of recovery of debt and other losses of the Creditor resulted from non-performance or improper performance by the Borrower of its obligations under the Credit agreement.

3. The Guarantor authorizes the Creditor for direct debiting of debt in arrears from the Company's account with Russia's Savings Bank specified in the contract of suretyship.

4. The nature of the Guarantor's responsibility – jointly with the Promisor.

5. Fee for surety provision – is not charged.

6. The Company, as the Guarantor, agrees to be liable for the performance of obligations stipulated by the Credit agreement in case its debt is transferred to other entity.

In case of debt transfer to other entity within the period till June 01, 2006, the Guarantor's obligation to be liable for any other promisor occurs if the following conditions are observed simultaneously:

- the funds received by new promisor/promisors within the Credit agreement will be spent for the acquisition of telecom equipment with its further transfer to leasing to the Guarantor;

- new promisor/promisors under the Credit agreement are transferred the rights of lessor under all contracts of financial lease being in pawn with the Creditor as of the date of the debt transfer and for financing of which the borrowed funds were raised within the Credit agreement.

In case of debt transfer to other entity after June 01, 2006 the Guarantor's obligation to be liable for any other promisor occurs only in case, if the new promisor/promisors under the Credit agreement are transferred the rights of lessor under all contracts of financial lease being in pawn with the Creditor as of the date of the debt transfer and for financing of which the borrowed funds were raised within the Credit agreement.

7. Commission the General Director to sing the contract of suretyship on terms and conditions specified in this Decision.

The contract became effective on 27.12.2005.

December 9, 2005 (minutes № 15)

The Board of directors made the decisions on:

Approval of related party transaction, and namely - contract of hiring work being concluded by and between OJSC "VolgaTelecom" and OJSC "Svyazintek" on the following material terms and conditions:

The contract's subject – the Company instructs and OJSC "Svyazintek" takes upon itself the following obligations:

To develop "master-system" – software modules designed for joint functioning with software provided by Amdocs Development Limited and acquired by the Company as per supply contract with IBM Eastern Europe/Asia of 01.12.2004;

To transfer to the Company the rights to use the "master-system" in the volume defined by section 5. of the contract taking into account the limitations envisaged by section 2. of supplements № 3 and № 4 to the contract.

The price of the Company's acquired works and rights to use its results is US$13 371 052 (Thirteen million three hundred seventy one thousand fifty two) VAT inclusive;

The procedure of settlements:

The Company pays for the first stage in advance within 10 banking days after the Contract signature;

The Company pays for the balanced stages within 10 banking days after acceptance of works of the appropriate stage;

Performance time:

Initial date – 15.10.2005;

Deadline – 20.10.2006;

Warranty period established by OJSC "Svyazintek" for the results of executed works, – 12 months since the date of acceptance of the works results.

The contract became effective on 15.12.2005.

Approval of related party transaction, and namely - Contract № 484-05 of _____2005 for design and exploratory work, being concluded by and between the Company and OJSC "GIPROSVYAZ" on the following material terms and conditions:

- The transaction's subject – OJSC "VolgaTelecom" (Customer) instructs and OJSC "GIPROSVYAZ" (Contractor) takes upon itself to develop system project of the object: "Construction of OJSC "VolgaTelecom" calls servicing center" (hereinafter – the object).

- Works are carried out in accordance with Terms of reference for the development of system project of the object (Supplement № 1).

- The transaction's price – 2 500 055,38 (Two million five hundred thousand fifty five) rubles 38 kopecks VAT inclusive.

- The Contractor takes up the performance of work under the Contract after its signature and the receipt of required initial data and the advance payment in the amount of 50% of the Contract value transferred to the Contractor's settlement account within 20 banking days after the Contract signature on the basis of the invoice drawn up by the Contractor.

- The balanced amount under this Contract is paid by the Customer by transfer to the Contractor's settlement account within 30 days since the date of signature of Acceptance certificate of works completion or since the expiry of the period set forth for sending the Customer's reasoned refusal to sign Acceptance certificate of works completion on the basis of the invoice drawn up by the Contractor.

- The term of delivery of works completion under the Contract - 2,5 months since the date of the Contract's signature and transfer of advance payment and receipt of initial data.

- The Contract's validity term – the Contract becomes effective since the date of its signature and is valid till the Parties performance of their obligations.

- The Contract became effective on 21.12.2005.

X. MAJOR RISK FACTORS

The status and prospects of competition development.

In 2005 in the regions where OJSC "VolgaTelecom" is operating further improvement of competition was observed. The Company encounters strong competition in three key regions – Nizhny Novgorod, Samara and Saratov oblasts. These are the most dynamically developing regions from the point of view of economy. As per the forecasts the share of these regions in the revenues of telecom market covered by the company will amount in 2006 to 64,5%. The subscribers' paying capacity is growing at high rates. That is why these regions are the most attractive for the competitors.

Along with a large number of regional alternative operators at the markets of these oblasts there are also such large companies as "Golden Telecom, Inc", CJSC "TransTeleCom Company" and LLC "Global One".

At the beginning of 2005 in Nizhny Novgorod, Ulyanovsk and in a number of other branches it became more evident that alternative operators are carrying out active arrangements to provide services in such an attractive segment as profit-making organizations (the revenues of the competitors in this segment started to grow at higher rates). Their main advantage – dumping tariff policy, rate ruling at package offer of services and direct sales method.

The market trend of DLD traffic reduction is maintained. The major reason of this situation is expansion of cellular communication services market.

At the market of Internet access services there are very many alternative service providers and they exert considerable competitive pressure on the Company. Al in all in the region there are about 100 providers.

At telecom markets of the regions where the Company is operating there is observed considerable unsatisfied demand for modern communication services: VPN, IP-telephony, Internet access over dedicated lines. In the years coming the growth of capacity of modern communication services market is expected and in this connection OJSC "VolgaTelecom" sets the following priorities of activity in this market segment:

- Further implementation of new technologies and services meeting actual requirements of the users and the market development trends;
- Raising of competitive capacity of modern communication services, including in the sphere of service maintenance, quality and tariff policy;
- Further development of data transfer common networks (multi-service networks) within the Volga Federal District;
- Implementation of universal cards for communication services settlements in all the regions of the Company's operation;
- Development of special tariffs and provision of package services, including with traditional communication services.

Country and regional risks.

The risks related to political and economic situation in the country and in the region.

Government regulation of telecom industry brings in to the Company's activity risks and uncertainty common for all Mega-Regional Companies; these risks and uncertainty being connected with the change of tariffs and reduction of volumes of cross-subsidy.

The economic situation in the regions and the relations with authorities of Russian Federation subjects and with local authorities of actually all the regions are developing positively, which influences favorably the Company's activity and its capacity to perform its obligations.

In future, the reasons of the situation destabilization may be:

- Interference of the government regulatory bodies into Mega-Regional Company's activity. The Company is strengthening objectively its positions at the market. In addition, the number of management subjects is reduced for the regulatory body. Hence, the consolidated company would attract more attention to its activity.

• Reduction by regional authorities of financing of programs of telephonization of their regions.

Russian market of telecom services is becoming extremely competitive. While the market of traditional wire communication services is upon the whole divided by regional operators and each of them in its region is an absolute monopolist for such services provision, the competition is toughening due to the increase in the share of new communication services and also due to the vigorous activity of the companies providing these services.

The major factors of political risks occurrence are:

- Imperfection of legislative base governing economic relations;
- Insufficient efficiency of judicial system;
- Instability of authority of Russian Federation subjects.

In the first place to regional political risk is referred the change of management in the Volga region, the rise to power of opposition.

The other risk factors that may affect the Company's activity are:

- Short, by this time, period of operation of the consolidated company, as a result of which the Company may encounter the risks and difficulties that are not evident currently;
- Uncertainty in formation of tariffs established by the Federal service for tariffs and their impact on the Company's operations;
- The change of current legislation in the sphere of accounting.

The worsening of political situation in the Volga region may occur in case of essential changes in economic situation in Russia, including drastic changes of national currency rate that may result in the reduction of the number of industrial and agricultural enterprises of all forms of ownership operating in the region, growth of unemployment, slowdown of solvent demand of general public. Such course of events would result in the suspension of the Company's investment program implementation, the reduction of gain of communication services volume provided by the Company on the territory of the region and growth retardation income base. In this case the Company will perform its obligations under the Bonds for account of operations income, and when necessary to borrow short-term loans of commercial banks for these purposes.

Risks related to potential military conflicts, imposing of the state of emergency and strikes in the country (countries) and the region where the Company is registered as a taxpayer and/or carries out core activity:

The probability of occurrence of military conflicts, imposing of the state of emergency and strikes in the country and the region where the Company is registered as a taxpayer and carries out core activity is estimated as insufficient in order to consider these risks as circumstances capable to affect substantially the Company's activity. Such conclusion is confirmed by current level of Russian Federation credit rating, this rating being the investment one.

To minimize the risks of terrorist acts the Company took additional measures for security assurance at the enterprise.

The risks related to geographical features of the country (countries) and of the region where the Company is registered as a taxpayer and/or carries out core activity, including heightened danger of acts of God, potential termination of transport due to remoteness and/or inaccessibility, etc.:

The risks related to geographical features of the region, including heightened danger of acts of God, potential termination of transport due to remoteness and inaccessibility are assessed as minimal.

Industry risks.

The impact of potential deterioration of situation in the industry. The most important changes in the industry.

The competition level in the telecom sector of the Volga Federal district economy is steadily growing.

The toughening of competition with alternative operators in all the branches of OJSC "VolgaTelecom" is observed in the sphere of new services, the Company is still the leader in wire communication. The weakening of the Company's positions in the area of fixed line telephone communication occurs because of the growth of cellular communication services market.

The Company's activity may be negatively affected by malfunctions of networks and systems. Any serious breakdown or failure of data transfer by the reasons which are out of the Company's control may negatively affect the Company's activity and its financial performances. OJSC "VolgaTelecom" is continuously improving its strategy to overcome the consequences of the events of such kind.

The risks related to the potential change of the cost of raw materials and services.

Liberalization of long-distance communication services will lead to the situation when the Company will act as an agent between long-distance communication carrier and a subscriber of local phone network. The Company will lose the revenues from providing backbone DLD and ILD traffic.

In accordance with new arrangements of interrelations between the carriers, the Company having lost the revenues from DLD and ILD will be receiving:

Revenues from providing intrazonal connection to subscribers;

Revenues from providing DLD and ILD phone connection from payphones;

Revenues from providing technical facilities (other revenues).

Revenues from long-distance communication carriers for transit of outgoing and incoming DLD traffic.

Revenues from long-distance communication carriers for transit of outgoing and incoming ILD traffic.

Revenues from intrazonal traffic transit.

Revenues from connection services (onetime payments).

Revenues from providing the property applied during connection for use.

There are also risk related to the increase of the cost of equipment, electric power and other services (products) that are required for the Company's operation.

On the one hand it will result in the increase of products (services) prime cost and on the other hand when the Company operates in high competitive environment it may result in the reduction of prices for rendered services which may considerably reduce the Company's profit.

Upon the whole the impact of industry risks on the Company's activity is assessed as minimal, as a result of consolidation OJSC "VolgaTelecom" has the opportunity to use unified infrastructure and technical facilities within the Volga Federal district. This allows for providing the widest range of communication services, and also for optimal developing of interregional communication networks in order to reduce the prime cost of services and to raise their profitability.

XI. DATA ON THE COMPANY'S PARTICIPATION IN OTHER ORGANIZATIONS PROVIDING COMMUNICATION SERVICES (THE COMPANY'S EQUITY STAKE IN THE CHARTER CAPITAL OF THESE ORGANIZATIONS IS AT LEAST 10%)

Table 29

№	Organization's	Core activity**	Equity	Contribu-	Basic performances of activity

					Number of subscribers/lines	Proceeds, thousand rubles	Net profit, thousand rubles
1	CJSC "NCC"	GSM cellular communication services	100	21629,4	996 675	1698115	444 727
2	CJSC "RTCOM"	AMPS/D-AMPS and GSM cellular communication services	100	20,6	7 640	8 419	- 16 385
3	CJSC "TSI"	Cable TV services	100	10,0	The Company is not carrying out the activity		
4	LLC "Izhcom"	Data transfer services	100	600,0	The Company is in the procedure of liquidation		
					-	2 307	- 804
5	LLC "Nizhny Novgorod Teleservice"	Data transfer, telematic services	100	300,0	295	43 899	2 925
6	CJSC "Digital telecommunications"	Local telephone communication services	100	8,0	The Company is in the procedure of liquidation		
					12 342	29 291	- 3 099
7	LLC "Vyatka-Page"	Paging communication services, intermediary services, installation and maintenance of power equipment and operations service systems, "Solo" domestic radio receivers assembly	100	18,2	-	60 505	589
8	CJSC "Transsvyaz"	Local telephone communication services	80	320,0	5 994	15 550	747
9	OJSC "ICN OMRIX"	Internet, data transfer services	73,6	146,2	476	3 084	192
10	CJSC "Ulyanovsk-GSM"	GSM cellular communication services	60	60,0	178 615	381 826	25 899
11	CJSC "Orenburg-GSM"	GSM cellular communication services	51	102,0	89 307	184 371	32 648
12	OJSC "TATINCOM-T"	AMPS/D-AMPS and GSM cellular communication services	50+1 ordinary share	170 941,9	293 909	505 827	1 802
13	CJSC "Public telephone Saratov"	Wireless communication services	50+1 preferred share	50,01	63 586	128 185,6	- 523,2
14	CJSC "Saratov-Mobile"	AMPS/D-AMPS and GSM cellular communication services	50	3 300,7	80 355	121 637	- 18 509
15	CJSC "Chery Page"	Paging communication services	50	95,0	The Company is in the procedure of liquidation		
					-	515	-579
16	CJSC "Nizhny Novgorod radiotelephone"	Wireless communication services	50	50,0	1932	15 810	- 5 905
17	CJSC "Nizhegorodteleservice"	Data transfer, and telematic services	40	1 200	141	13 257	1 605
18	CJSC "Penza-Mobile"	AMPS/D-AMPS and GSM cellular communication services	40	1 210,0	1 409	3 371	- 5 277
19	CJSC "Chuvashiya-	AMPS/D-AMPS and	30	501,9	43 800	36 790	- 16 803

№	Organization's name*	Core activity**	Equity stake in the organization's Charter capital, %	Contribution to Charter capital, thousand rubles	Basic performances of activity		
					Number of subscribers/lines	Proceeds, thousand rubles	Net profit, thousand rubles
	Mobile"	GSM cellular communication services					
20	CJSC "Samara Telecom"	Local telephone communication services	27,8	75,01	10 331	252 680	58 802
21	LLC CPC "N.N.-ROSSVYAZINFORM"	Local telephone communication services	20	0,25	5 597	29 279	344
22	LLC "Samara pay phone"	Public telephone communication services	10	10,0	The Company is in the procedure of liquidation		

CJSC "NCC"
Full name: Closed Joint Stock Company "Nizhny Novgorod cellular communication"
Location: Russia, Nizhny Novgorod city, Gorky square, Dom Svyazi
Registration date: 30.03.1995
OJSC "VolgaTelecom" accession year: 1995
Basic activity trends: GSM cellular communication services provision.

CJSC "RTCOM"
Full name: Closed Joint Stock Company "RTCOM"
Location: Russia, Saransk town, Kommunisticheskaya str., 54
Registration date: 24.02.1995
OJSC "VolgaTelecom" accession year: 2005
Basic activity trends: AMPS/D-AMPS and GSM cellular communication services provision.
Material facts as regards participation that occurred in 2005: acquisition of 100% of CJSC "RTCOM" shares.

CJSC "TSI"
Full name: Closed Joint Stock Company "TeleSvyazInform"
Location: Russia, Saransk town, Bolshevistskaya str., 13
Registration date: 15.12.1999
OJSC "VolgaTelecom" accession year: 1999
Basic activity trends: Does not carry out the activity since the date of its establishment.

LLC "Izhcom"
Full name: Limited Liability Company "Izhcom"
Location: Russia, Izhevsk city, Pushkinskaya str., 278
Registration date: 10.02.1994
OJSC "VolgaTelecom" accession year: 1994
Basic activity trends: Implementation of measures for liquidation.

LLC "Nizhny Novgorod Teleservice"
Full name: Limited Liability Company "Nizhny Novgorod Teleservice"
Location: Russia, Nizhny Novgorod city, Maxim Gorky square, Dom Svyazi
Registration date: 25.12.2000
OJSC "VolgaTelecom" accession year: 2005
Basic activity trends: Data transfer and telematic services provision

Material facts as regards participation that occurred in 2005: acquisition of equity stake in the amount of 100% of the authorized capital of LLC "Nizhny Novgorod Teleservice".

CJSC "Digital telecommunications"
Full name: Closed Joint Stock Company "Digital telecommunications"
Location: Russia, Cheboksary town, Shumilov str., 20
Registration date: 17.04.1996
OJSC "VolgaTelecom" accession year: 1996
Basic activity trends: Local telephone communication services provision, implementation of measures for liquidation.

LLC "Vyatka-Page"
Full name: Limited Liability Company "Vyatka-Page"
Location: Russia, Kirov city, Drelevsky str., 43/1
Registration date: 24.10.1996
OJSC "VolgaTelecom" accession year: 1996
Basic activity trends: Paging communication services provision, cleaning services, payments acceptance, installation and maintenance of power equipment, domestic radio receivers' assembly, wholesale and retail trade.
Material facts as regards participation that occurred in 2005: as a result of reduction of LLC "Vyatka-Page" authorized capital by balance-sheet stake retirement, OJSC "VolgaTelecom" equity stake grew from 91% to 100%.

CJSC "Transsvyaz"
Full name: Closed Joint Stock Company "Transsvyaz"
Location: Russia, Nizhny Novgorod city, Chaadaev str., 2
Registration date: 03.06.1997
OJSC "VolgaTelecom" accession year: 1997
Basic activity trends: Local telephone communication services provision and construction of cable line communication facilities.

OJSC "ICN OMRIX"
Full name: Open Joint Stock Company "Information Commercial Networks "OMRIX"
Location: Russia, Orenburg city, Tereshkova str., 10
Registration date: 21.12.1991
OJSC "VolgaTelecom" accession year: 1991
Basic activity trends: Internet, data transfer services provision

CJSC "Ulyanovsk-GSM"
Full name: Closed Joint Stock Company "Ulyanovsk-GSM"
Location: Russia, Ulyanovsk city, L.Tolstoy str., 60
Registration date: 05.05.1998
OJSC "VolgaTelecom" accession year: 1998
Basic activity trends: GSM cellular communication services provision

CJSC "Orenburg-GSM"
Full name: Closed Joint Stock Company "Orenburg-GSM"
Location: Russia, Orenburg city, Volodarskyi str., 11
Registration date: 01.07.1996
OJSC "VolgaTelecom" accession year: 1996
Basic activity trends: GSM cellular communication services provision

OJSC "TATINCOM-T"

Full name: Open Joint Stock Company "TATINCOM-T"
Location: Russia, Kazan city, Lomzhinskaya str., 20A
Registration date: 28.11.1997
OJSC "VolgaTelecom" accession year: 2003
Basic activity trends: AMPS/D-AMPS and GSM cellular communication services provision, premises provision for rent.

CJSC "Public telephone Saratov"
Full name: Closed Joint Stock Company "Public telephone Saratov"
Location: Russia, Saratov city, Kiselev str., 40
Registration date: 09.09.1998
OJSC "VolgaTelecom" accession year: 1998
Basic activity trends: Local telephone communication services provision by using radio access facilities.

CJSC "Nizhny Novgorod radiotelephone"
Full name: Closed Joint Stock Company "Nizhny Novgorod radiotelephone"
Location: Russia, Nizhny Novgorod city, Gorky square, Dom Svyazi
Registration date: 26.08.1999
OJSC "VolgaTelecom" accession year: 1999
Basic activity trends: Local telephone communication services provision by using radio access facilities.

CJSC "Saratov - Mobile"
Full name: Closed Joint Stock Company "Saratov – Mobile"
Location: Russia, Saratov city, Kiselev str., 40
Registration date: 19.09.1995
OJSC "VolgaTelecom" accession year: 1995
Basic activity trends: AMPS/D-AMPS and GSM cellular communication services provision

CJSC "Chery Page"
Full name: Closed Joint Stock Company "Chery Page"
Location: Russia, Cheboksary town, K.Ivanov str., 83
Registration date: 14.10.1994
OJSC "VolgaTelecom" accession year: 1994
Basic activity trends: Paging communication services provision, implementation of measures for liquidation.

CJSC "Nizhegorodteleservice"
Full name: Closed Joint Stock Company "Nizhegorodteleservice"
Location: Russia, Nizhny Novgorod city, Gorky square, Dom Svyazi
Registration date: 26.02.1997
OJSC "VolgaTelecom" accession year: 1997
Basic activity trends: Data transfer and telematic services provision

CJSC "Penza – Mobile"
Full name: Closed Joint Stock Company "Penza – Mobile"
Location: Russia, Penza city, Kuprin str., 1/3
Registration date: 31.07.1995
OJSC "VolgaTelecom" accession year: 1995
Basic activity trends: AMPS/D-AMPS cellular communication services provision

CJSC “Chuvashiya – Mobile”
Full name: Closed Joint Stock Company “Chuvashiya – Mobile”
Location: Russia, Cheboksary town, K.Ivanov str., 83
Registration date: 06.01.1995
OJSC “VolgaTelecom” accession year: 1994
Basic activity trends: AMPS/D-AMPS and GSM cellular communication services provision.

CJSC “Samara Telecom”
Full name: Closed Joint Stock Company “Samara Telecom”
Location: Russia, Samara city, Polevaya str., 43
Registration date: 29.03.1996
OJSC “VolgaTelecom” accession year: 1996
Basic activity trends: Local telephone communication services provision.

LLC CPC “N.N.-ROSSVYAZINFORM”
Full name: Limited Liability Company Commercial-Production Company “N.N.-ROSSVYAZINFORM”
Location: Russian Federation, Nizhny Novgorod city, M.Gorky square, Dom Svyazi
Registration date: 01.04.1992
OJSC “VolgaTelecom” accession year: 1992
Basic activity trends: Local telephone communication services provision.

LLC “Samara pay phone”
Full name: Limited Liability Company “Samara pay phone”
Location: Russia, Samara city, Penzenskaya str., 68
Registration date: 23.01.1998
OJSC “VolgaTelecom” accession year: 1998
Basic activity trends: LLC “Samara pay phone” is in the procedure of liquidation since 2001.

XII. PERSONNEL DEVELOPMENT

12.1. Labor and wages.

In 2005 the average monthly wages of OJSC “VolgaTelecom” employees amounted to 10 110 rubles, with increase vs. the previous year by 23,7%. During the year the work on balancing the wages among the branches was continued. This is confirmed by the following figures: the wages were raised in Kirov branch by 31,9%, in branch in the Republic of Mariy El - by 23,2%, in branch in the Republic of Mordoviya by 26,1 %, in Nizhny Novgorod branch - by 16,0%, Orenburg branch - by 29,1%, in Penza branch - by 22,3%, in Samara branch - by 27,7%, in Saratov branch - by 18,0%, in the Republic of Udmurtiya branch - by 22,6%, in Ulyanovsk branch - by 21,8%, in branch in the Republic of Chuvashiya – by 26,2%. The wage fund increased vs. 2004 by 20,0% and in 2005 amounted to 5778950 thousand rubles.

Average monthly wages of an employee with respect to OJSC "VolgaTelecom" branches for 2005.

Chart 11


12 000
10 000
8 000
6 000
4 000
2 000
0
7 057
9 309
7 723
9 511
7 406
9 341
9 104
10 557
7 227
9 330
7 050
8 622
8 248
10 351
8 227
9 706
8 996
11 033
7 718
9 404
7 240
9 139
Kirov branch
Branch in the Republic of Mariy El
Branch in the Republic of Mordoviya
Nizhny Novgorod branch
Orenburg branch
Penza branch
Samara branch
Saratov branch
Branch in the Republic of Udmurtiya
Ulyanovsk branch
Branch in the Republic of Chuvashiya
2004
2005

In 2006 the growth of average wage as compared to 2005 should amount to 108,4 % and make up 10 959 rubles.

In 2005 great attention was paid to the issue of ensuring social protection of the Company's employees, observance of labor guarantees and safety arrangements and precautions. So, social benefits in the reporting year amounted to 120160,3 thousand rubles with the increase of 127,2% vs. the previous year.

Social benefits paid to employees for 2004-2005.

Table 30

Name	Social benefits per an employee (rubles)		
	2005	2004	%
Kirov branch	132,3	93,5	141,5
Branch in the Republic of Mariy El	75,9	72,3	105,0
Branch in the Republic of Mordoviya	310,7	230,6	134,7
Nizhny Novgorod branch	287,7	240,7	119,5
Orenburg branch	122,1	162,2	75,2
Penza branch	113,0	57,5	196,5
Samara branch	102,5	99,7	102,8
Saratov branch	320,0	201,3	159,0
Branch in the Republic of Udmurtiya	159,3	139,2	114,5
Ulyanovsk branch	228,1	199,1	114,6
Branch in the Republic of Chuvashiya	184,1	133,5	137,9
OJSC "VolgaTelecom"	210,2	160,3	131,1

In 2005 in all the branches current bonus payments were made to the employees by the results of financial and economic activity. The bonus was paid at achievement of established indexes and at fulfillment of bonuses terms and conditions in accordance with effective provisions on paying bonuses to branches. The amounts of bonuses were defined on the basis of available funds for bonuses payment.

In 2005 General directorate employees were paid bonuses according to the new system of bonus payments to personnel on the basis of management by objectives aimed at increasing incentive and achieving high production indexes.

In quarter 4 of 2005 the Provision on bonus payments to the employees of the branches was elaborated and approved, it came into effect since February 1, 2006. This Provision in universal, as it covers all the categories of employees - from workers to chiefs, and provides unified approach to incentive system.

One of important events in the Company's operation at the end of 2005 - beginning of 2006 was the signature of common Union agreement of OJSC "VolgaTelecom" for 2006-2008. The contract signing was the final stage of establishment of interregional company. The basic goals at concluding the common Union agreement were:

- optimization of the size of expenses for personnel,
- ensuring the interest of employees in the products of labor, i.e. in the results of the Company's activity,
- ensuring compliance with government requirements and satisfaction of the Company's social environment.

Chart 12



CORPORATE SOCIAL PROGRAMS
PAYMENT OF ADDITIONAL VACATION DAYS
MATERIAL AID
LUMP SUM REMUNERATION
UPON EMPLOYEE'S APPLICATION
AT EMPLOYEE'S DISMISSION
FOR FUNERAL
FOR VACATION
FOR NON-WORKING PENSIONERS
ON THE OCCASION OF ANNIVERSARY DATE
WITH CONFERMENT OF TITLES AND REWARDS
ON THE OCCASION OF THE DAY OF RADIO
GUARANTEE PROVISION
PAYMENTS IN FAVOUR OF EMPLOYEES
CONTRIBUTIONS TO NON-GOVERNMENT PENSION FUNDS IN FAVOUR OF EMPLOYEES
PAYMENT OF INSURANCE CONTRIBUTION FOR ADDITIONAL MEDICAL INSURANCE
COMPENSATION OF SUBSCRIBER FEE FOR TELEPHONE
COMPENSATION OF EMPLOYEE'S EXPENSES CONNECTED WITH MOVING TO ANOTHER LOCALITY FOR WORKING IN THE COMPANY
REIMBURSEMENT FOR BUSINESS TRIP EXPENSES
PARTIAL COMPENSATION OF PAYMENT FOR SOJOURN OF EMPLOYEES' CHILDREN IN HEALTH – IMPROVING CAMPS FOR CHILDREN

The signature of the Union agreement establishes favorable conditions contributing to dynamic development of the Company, increases in the level of social and labor guarantees of employees, optimizes the amount of expenses for personnel. Each employee of the Company has acquired equal rights and opportunities.

12.2. Management structure improvement.

Within the framework of the unification project of the names of the Company's subdivisions and posts, OJSC "VolgaTelecom" Management board (minutes № 24 of 29.06.2005) approved unified organization structure of branches, where:

- functional verticals of hierarchic subordination by activity trends are uniform for all the branches;
- management functions are separated from production functions;
- all the names of structural subdivisions are adjusted in accordance with corporate reference book.

In December 2005 General Director approved the organizational structures of the Company's branches, in the specified structures the names of subdivisions are adjusted in accordance with corporate reference book. The names of joint electric communication centers and of electric communication centers, being the parts of the joint electric communications centers, are unified. Unprofitable electric communication centers are liquidated and their functions are transferred to larger local electric communication centers in the branches in the Republic of Mordoviya, Saratov, Samara, Ulyanovsk branch. The materials are prepared for the establishment of consolidated structural subdivisions, assuming the division of functions by basic and auxiliary functions, in Orenburg branch - Orenburg telecommunication networks (OTN) and the Center of auxiliary servicing of subdivisions (CASS). The same work is carried out in the branch in the Republic of Mariy El.

The employees of staff departments (services) of all the branches have done considerable work connected with unification of staff schedules, notification of the employees and their transfer to new posts. Starting from January 1, 2006 unified staff schedules of structural subdivisions in Nizhny Novgorod branch, branch in the Republic of Mordoviya, branch in the Republic of Udmurtiya are put in effect. Thus, necessary work has been done for the commissioning of the first release of Master-system of section "Staff".

The work on staff number optimization is being permanently carried out in the Company. As a result of measures carried out the staff on the payroll decreased by 3,0 % (at scheduled decrease in number by 2,3 %) and amounted to 47634 men. The largest reduction occurred in Kirov branch – 5,3%, in Samara branch – 4,9 % and in Orenburg branch – 4,1%. The basic measures of staff number optimization in 2005 were:

- Replacement of analog equipment and step-by-step decimal equipment with electronic and digital - 252 units;
- Transfer of functions: security, cable and other dispatches delivery, sweep-up to third parties - 750 units;
- Improvement of labor organization and labor rate setting (automation of work places, compaction of labor hours, combining of professions, change of operating mode and others) - 457 units.

The changes and additions to the Provision on OJSC "VolgaTelecom" branch are approved by the decision of the Board of directors of 09.09.2005; in accordance with the Provision the authority to approve staff schedules of branches and regulatory documents, governing the issues of labor remuneration and incentive, is transferred to the Company represented by its General Director. In quarter 3 staff schedules of administrative staff of the branches are approved, which resulted in the decrease in the administrative staff number by 6,1%.

Staff on the payroll scheduled for 2006 - 44966 men.

OJSC "VolgaTelecom" staff on the payroll.

Chart 13


9 000
8 000
7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
4 336
4 106
2 401
2 377
2 525
2 471
8 703
8 475
5 782
5 542
2 954
2 859
7 123
6 777
5 783
5 650
3 247
3 218
3 016
2 951
3 051
2 976
Kirov branch
Branch in the Republic of Mariy El
Branch in the Republic of Mordoviya
Nizhny Novgorod branch
Orenburg branch
Penza branch
Samara branch
Saratov branch
Branch in the Republic of Udmurtiya
Ulyanovsk branch
Branch in the Republic of Chuvashiya
2004
2005

12.3. Staff relations.

Staff training and development.

One of the functions of OJSC "VolgaTelecom" staff policy is personnel training. The organization of permanent training, permanent improving of qualification, and development of the Company's employees is one of basic tasks of Human Resources Department.

The main types of staff qualification improvement remain:

- Internal education in Training Centers of the Company's branches;
- External education comprising short-term target courses, refresher courses, training in educational institutions of OJSC "Svyazinvest", Ministry of information and communication, and training abroad;
- Technical on-site training;
- Education.

Summarizing the results of the year, it is necessary to make a note of the increase in the number of employees having passed the training and the enlargement of the topics of internal and external courses. In 2005 the number of the Company's employees who had improved their qualification and received the education amounted to 23060 persons. The share of trained employees in the total staff number amounted to 49%, which exceeds by 18% the data of 2004. Total expenses for training and development of the Company's staff amounted to 65,4 million rubles, which amounts to 157% vs. 2004 level.

Within the framework of realization of plan of introducing unified enterprise management information system on the basis of Oracle EBS, 581 system users were trained in 2005.

The training of more than 23000 employees of the Company is scheduled for 2006. 83 million rubles will be allocated to realize training programs.

Work with non-government pension fund.

From January 1, 2005 within the framework of common agreement № 12/2004-BIO of 24.12.2004 two Programs of non-government retirement insurance (NRI) of the Company's employees by means of Non-government pension fund "Telecom-Soyuz" (hereinafter - Fund) are in effect:

Program №1 - basic, program №2 – basic-accumulative, which assumes concluding individual NRI contracts between an employee and the Fund.

As of 31.12.2005 in the Company there are:

- 9 353 individual NRI contracts by program №2 were concluded;
- non-government pensions granted to 149 former employees of the Company by program № 1;
- non-government pensions granted to 1 058 former employees of the Company by program № 2.

Total amount transferred in 2005 to retirement accounts and for ensuring the core activity of the Fund is 262380,4 thousand rubles.

Contractual relations which existed between the Company and NPF "Telecom-Soyuz" before January 1, 2005 were reorganized by means of signing unified NRI contract № 11/2004-BIO of 24.12.2004, i.e. all NRI contracts concluded in different times by the Company's seven branches and NPF "Telecom-Soyuz" were consolidated.

NRI contracts between the Company and NPF "Doverie" effective earlier are cancelled since January 01, 2005.

As of 31.12.2005 the number of participants of the Fund under NRI contract № 11/2004-BIO made up 2 237 persons.

As of 31.12.2005 3 444 former Company's employees are receiving non-government pension of NPF "Telecom-Soyuz".

Industrial accident insurance.

In September 2005 OJSC "VolgaTelecom" management adopted the decision on cooperation with CJSC "Insurance Company "Costars" for voluntary collective insurance of employees against industrial accidents.

Personnel rating

In 2005 289 persons were appraised, out of them 18 persons were recognized as not meeting the requirements of occupied position (the rating was carried out in Kirov, Orenburg, Penza branches, branch in the Republic of Mariy El and branch in the Republic of Udmurtiya). One of the main tasks of human resources department for 2006 is appraisal of chiefs, experts and salaried workers.

Projects.

In 2005 pilot project on simulation of competencies of the employees of the Company's General directorate and of regional branches' administrative staff was realized in OJSC "VolgaTelecom". The objective of the pilot project was to form the list of functional and business competencies, which provided the basis for elaboration of model of competencies for electric communication companies' employees. The model of competencies was tested and "Professionalism" competency was examined by the experts of functional trends of the General directorate and the administrative staff of the branches.

In 2005 the work was started on elaboration of uniform system of labor remuneration and incentive (SLR&I). Consultants of Open Joint Stock Company "Borlas-ABC" elaborated SLR&I

Concept and in July 2005 on the basis of OJSC "VolgaTelecom" acting as the pilot company, SLR&I regulatory documents were elaborated – standard Union agreement, provisions on social programs, labor contract form, list of salary accountings. The work was done on adjustment of the Concept to the budgeting system existing in the Company.

Awarding.

For 2005 the employees were singled out for reward and conferment of titles of honor:

- State awards - 2 persons
- "Honorary radio operator" sign -11 persons;
- "Master of communication" title was conferred to 82 persons.

XIII. INFORMATION ABOUT THE COMPANY'S BODIES

- General meeting of stockholders – supreme management body of the Company;
- The Board of directors;
- General Director;
- Management board;
- Auditing committee.

13.1. The Board of directors.

Information about the Company's Board of directors:

1. *The structure of the Board of directors functioning before annual general meeting of shareholders in 2005:*

1. Yurchenko Evgenyi Valerievich
2. Lyulin Vladimir Fedorovich
3. Andreev Vladimir Alexandrovich
4. Bobin Maxim Victorovich
5. Grigorieva Alla Borisovna
6. Degtyarev Valeryi Victorovich
7 Dudchenko Vladimir Vladimirovich
8. Romskyi Georgyi Alexeevich
9. Savchenko Victor Dmitrievich
10. Fedorov Oleg Romanovich
11. Chernogorodskyi Sergey Valerievich

2. *Quantitative and personal structure of operating Board of directors:*

The Board of directors is the Company's collegial management body carrying out general management of the Company's activity.

The Company's Board of directors is elected annually by the annual general meeting of shareholders with the structure of 11 persons by cumulative voting.

At the annual general meeting of shareholders held on June 28, 2005 the Board of directors was elected in the following structure:

Table 31

№	Surname, name and patronymic name	Date of birth	Education	Place of employment and work status	Other posts held	Citizenship	Possession of shares during the reporting year	Length of work in OJSC "VolgaTelecom" Board of directors
1.	Belyaev Konstantin Vladimirovich	1968	Postsecondary education, All-Russia corresponding finance & economics institute.	Chairman of the Company's Board of directors, deputy to the General Director of OJSC "Svyazinvest"	Member of the Board of directors of: Interregional commercial bank of development of communication and informatics (OJSC), OJSC "North-West Telecom", OJSC "Southern Telecommunication Company" Member of the Management board of: OJSC "Svyazinvest" OJSC "Rostelecom" Chairman of the Auditing committee of: OJSC "CenterTelecom", OJSC "Sibirtelecom" Member of the Auditing committee of: OJSC "MGTS"	RF	Does not possess the Company's shares	Since 2005
2.	Andreev Vladimir Alexandrovich	1951	Postsecondary education, Kuibyshev electronic technical institute of communication	Rector of Povolzhskyi state academy of telecommunications and informatics	none	RF	Does not possess the Company's shares	Since 2004
3.	Bobin Maxim Victorovich	1975	Postsecondary education, Moscow State Institute for International Relations, PhD (legal sciences)	Chief of legal department of Moscow representation office of "NCH Advisors, Inc."	Member of the Board of directors of: OJSC "SibirTelecom" OJSC "Management company Kirovenergo", OJSC "Smolenskenergosbyt", OJSC "Vladimir energy producer", OJSC "Penza energy man-	RF	Does not possess the Company's shares	Since 2003

№	Surname, name and patronymic name	Date of birth	Education	Place of employment and work status	Other posts held	Citizenship	Possession of shares during the reporting year	Length of work in OJSC "VolgaTelecom" Board of directors
					agement company"			
4.	Bulancha Sergey Anatolievich	1959	Postsecondary education, Odessa electronic technical institute of communication after A.S.Popov	Deputy to the head of Federal Agency of Communications	Member of the Board of directors of: OJSC "Giprosvyaz"	RF	Does not possess the Company's shares	Since 2005
5.	Grigorieva Alla Borisovna	1967	Postsecondary education, Alma-Ata institute of national economy	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "Uralsvyazinform"	RF	Preferred registered shares - 2 000 Ordinary registered shares - 2 007	Since 1996
6.	Degtyarev Valeryi Victorovich	1957	Postsecondary education, Omsk institute of engineers of railroad transportation; Saint-Petersburg state university of economics and finances, Ph.D. (engineering), Ph.D. (economics)	General Director of CJSC "Professional Telecommunications"	Member of the Board of directors of: CJSC "Professional Telecommunications", CJSC Radiotel", OJSC "CenterTelecom", OJSC "Dalsvyaz", OJSC "Rostelecom"	РФ	Does not possess the Company's shares	Since 2004
7.	Kuznetsov Sergey Ivanovich	1953	Postsecondary education, North-West corresponding polytechnic institute; Columbia university business school (NY); Business school of Fuke university of business management	First deputy to the General Director of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "Telecominvest", OJSC "Rostelecom" OJSC "CenterTelecom", Chairman of the Board of directors of: OJSC "Southern Telecommunication Company", OJSC "Uralsvyazinform" OJSC "Sibirtelecom", OJSC "Dalsvyaz", OJSC "Central telegraph" Member of the Manage-	RF	Does not possess the Company's shares	Since 2005

№	Surname, name and patronymic name	Date of birth	Education	Place of employment and work status	Other posts held	Citizenship	Possession of shares during the reporting year	Length of work in OJSC "VolgaTelecom" Board of directors
					ment board of: OJSC "Svyazinvest"			
8.	Kulikov Denis Victorovich	1975	Postsecondary education, Moscow state legal academy	Expert of Association for investors rights protection	Member of the Board of directors of: OJSC "Pechorskaya state regional power station", OJSC "Cherepetskaya state regional power station", OJSC "Penza generating company", OJSC "Southern Telecom Company"	RF	Does not possess the Company's shares	Since 2005
9.	Slizen Vitalyi Anatolievich	1970	Postsecondary education, Military engineering institute after Mozhaiskyi	Director of the Department of state policy in info communications technologies of the Ministry of Information and Communication of Russia	Member of the Board of directors of: OJSC "Giprosvyaz", OJSC "Rostelecom", OJSC "Dalsvyaz", OJSC "Dagsvyazinform"	RF	Does not possess the Company's shares	Since 2005
10.	Fedorov Oleg Romanovich	1968	Postsecondary education, Moscow State University after M.V. Lomonosov	Executive director of corporate finances department of CJSC "Joint financial group"	Member of the Board of directors of: Association for investors rights protection	RF	Does not possess the Company's shares	Since 2003
11.	Chernogorodskyi Sergey Valerievich	1977	Postsecondary education, Moscow State Institute for International Relations; Moscow higher school of social and economic relations; Manchester university	Director of the Department of joint-stock capital of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "Uralsvyazinform"	RF	Does not possess the Company's shares	Since 2003

3. *Data on independent directors present in the structure of the Board of directors.*

There are 3 independent directors in the structure of the Board of directors: Bobin M.V., Kulikov D.V., Fedorov O.R.

In 2005 the Board of directors' structure was elected once in accordance with annual general shareholders meeting held on June 28, 2005.

4. *Data on remuneration of the Board of directors' members (criteria of defining and individual size of remuneration (reimbursement of expenses) of the members of the Company's Board of directors), the specified remuneration being paid in the reporting year.*

The members of the Company's Board of directors during the performance of their duties are paid remuneration and compensations for expenses related to the performance of their duties of the members of the Board of directors.

Remuneration to the members of the Board of directors consists of quarterly and annual one.

Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

The remuneration of the Board of directors' Chairman is established with the coefficient 1,5.

Quarterly remuneration of a member of the Board of directors is decreased by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is established as the sum of deductions according to rates (percent):

- of the Company's EBITDA by IFRS accounting statement data for the reporting year;
- of the Company's net profit by the results of the reporting year, allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of directors in equal shares.

Annual remuneration of a member of the Board of directors is decreased by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his/her term of office.

The rates (percent) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting electing the specified structure of the Board of directors.

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' structure.

The Board of directors' members who are the members of the Company's Board of directors committee, are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees' members, in the amount of 40 000 rubles (for the participation in each Committee), herewith the Board of directors' member may not be in more than two Board of directors' committees simultaneously.

For the Chairman of a committee of the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs carried out by the Company.

According to the resolution of the annual general meeting of shareholders of June 28, 2005, (minutes № 5), the following rates (percent) of deductions are approved for calculating

annual remuneration to the Board of directors' members being elected at the specified annual general meeting of shareholders:

- in the amount of 0,115 % (one hundred fifteen thousandth of percent) of the Company's EBITDA by IFRS accounting statement data for 2005;
- in the amount of 0,164% (one hundred sixty four thousandth percent) of the Company's net profit for 2005 allocated to the payment of dividends.

5. *Data on availability and the structure of the committees with the Board of directors.*

On July 28, 2005 the Committees were established with the following structure:

· Corporate governance committee

1. Grigorieva Alla Borisovna - The Committee's Chairman
2. Bobin Maxim Victorovich
3. Evdokimov Andrey Vladimirovich
4. Omelchenko Sergey Valerievich
5. Fedorov Oleg Romanovich

Strategic development committee

1. Kuznetsov Sergey Ivanovich - The Committee's Chairman
2. Andreev Vladimir Alexandrovich
3. Degtyarev Valeryi Victorovich
4. Omelchenko Sergey Valerievich
5. Fedorov Oleg Romanovich

· Staff and rewards committee

1. Bobin Maxim Victorovich - The Committee's Chairman
2. Grigorieva Alla Borisovna
3. Kulikov Denis Victorovich
4. Chernogorodskyi Sergey Valerievich

· Committee for audit

1. Degtyarev Valeryi Victorovich - The Committee's Chairman
2. Kulikov Denis Victorovich
3. Chernogorodskyi Sergey Valerievich

The remuneration of the members of the Company's Board of directors for 2005 amounts to 20 016 696 rubles.

6. Data on transactions on acquisition or carve-out of the Company's shares during the reporting year by the members of the Company's Board of directors (in accordance with the order of FSFM of March 16, 2005 № 05-5/пз-н).

The members of the Company's Board of directors did not make transactions of acquisition or carve- out of OJSC "VolgaTelecom" shares during the reporting year (in accordance with the order of FSFM of March 16, 2005 № 05-5/пз-н).

13.2. General Director.

1. Data on the person holding the post of the single executive body.

General Director is the single executive body carrying out management of the Company's current activity. The General Director is appointed by the Company's Board of directors.

Omelchenko Sergey Valerievich was appointed General Director of OJSC "VolgaTelecom" in April 2005.

Omelchenko Sergey Valerievich was borne in 1963.

In 1984 he graduated from Novocherkassk higher military command academy, qualification – electric conduction communication facilities exploitation.

From 1980 till 1991 he served in RF Armed forces.

After termination of military service he started his activity in Bataisk town of Rostov oblast as an installer of small enterprise "Module"; in 1993 -1997 he headed the linearly repair team of Technical trunk communication center-3, worked as the chief expert of the wire trunk service of Territorial center for DLD communications and television-9, from 1997 till 2002 he was chief engineer, and later - the director of Technical trunk communication center-3.

From January 2002 till April 2005 when he was appointed OJSC "VolgaTelecom" General Director he headed the Volga branch of OJSC "Rostelecom".

Being at the head of OJSC "VolgaTelecom", Omelchenko Sergey Valerievich showed himself as energetic leader of principle, capable of fugling the collective. Having large practical experience he actively resolves the issues of further development of telecommunication in the region, of increasing the quality of communication facilities operation, improvement of labor conditions, assuring profit receipt and social protection of employees.

Criteria of definition and the size of remuneration of the Company's General Director are stipulated by terms and conditions of the labor contract.

The amount of payments made to the Company's General Director for 2005 - 7 738 946 rubles (exclusive of his remuneration as the member of the Management board).

2. Data on transactions on acquisition or carve-out of the Company's shares during the reporting year by the Company's General Director (in accordance with the order of FSFM of March 16, 2005 № 05-5/пз-н).

The Company's General Director did not make transactions of acquisition or carve-out of OJSC "VolgaTelecom" shares during the reporting year (in accordance with the order of FSFM of March 16, 2005 № 05-5/пз-н).

13.3. Management board.

Information about the Company's Management board:

The Management board is a collegial executive body organizing the fulfillment of resolutions of stockholders general meeting and of the Company's Board of directors.

The purpose of the Management board operation is to assure the Company's effective activity of profit deriving. The Company's Management board elaborates motions on the basic trends of the Company's activity, including on the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of development of the Company, motions on introducing changes into the specified documents, approves the procedures of internal control; defines staff and social policy of the Company, prepares materials and drafts of resolution on issues subject to consideration at the shareholders general meeting, defines technical, financial-economic and tariff policy of the Company and other issues referred to its competence.

The Management board elaborates materials and presents them to the Company's Board of directors, to the Committees established with the Board of directors in accordance with approved plans of operation, and also under the instructions of the Board of directors.

In 2005 the Company's Management board held 39 sessions at which 241 issues were considered.

1. Quantitative and individual structure of current Management board.

Quantitative and individual structure of the Management board is defined by the resolution of the Company's Board of directors following the proposal of the General Director, members of the Company's Board of directors.

On June 12, 2005 the Board of directors upon the recommendation of the General Director formed the Company's Management board to the number of 9 persons in the following structure:

- Omelchenko Sergey Valerievich

- Ganeeva Alla Albertovna
- Grigorieva Lyubov Ivanovna
- Dyakonov Mikhail Vasilievich
- Kirillov Alexander Ivanovich
- Kormilitsyna Lyudmila Alexeevna
- Pozdnyakov Denis Vyacheslavovich
- Popkov Nikolai Ivanovich
- Sipatova Taisiya Mikhailovna

On October 6, 2005 according to the resolution of the Board of directors the authority of Grigorieva L.I. and Sipatova T.M. were early terminated, and Astakhova S.L. and Petrov M.V. were appointed the members of OJSC "VolgaTelecom" Management board.

Quantitative and individual structure of the Company's Management board, as of December 31, 2005.

Table 32

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Time of post holding	Other posts held in the Company and other organizations	Shares possession
1.	Omelchenko Sergey Valerievich	1963	Postsecondary education, Novocherkassk higher military command academy.	Chairman of the Management board – General Director of the Company	Since 2005	CJSC "Orenburg –GSM"- Chairman of the Board of directors, CJSC "NCC" - Chairman of the Board of directors, OJSC "TATINCOM – T" - member of the Board of directors	Does not possess the Company's shares
2.	Astakhova Svetlana Leonidovna	1974	Postsecondary education, All-union corresponding financial and economic institute; Nizhny Novgorod state university after N.I. Lobachevsky (MBA)	Deputy to the General Director of the joint-stock company – personnel director	Since 2005	None	Does not possess the Company's shares
3.	Ganeeva Alla Albertovna	1951	Postsecondary education, Moscow electronic technical institute of communication	Head of section of technical operation of networks of electric communication department of OJSC "Svyazinvest"	Since 2000	OJSC "Dalsvyaz" – Member of the Management board, CJSC "Novocom" – member of the Auditing committee	Does not possess the Company's shares
4.	Dyakonov Mikhail Vasilievich	1954	Postsecondary education, Mordovian state university after N.P. Ogarev	Deputy to the General Director of the joint-stock company for capital construction	Since 1999	None	Does not possess the Company's shares
5.	Kirillov Alexander Ivanovich	1956	Postsecondary education, Mariy polytechnic institute after M.Gorky	First deputy to the General Director of joint-stock company – Technical director	Since 2004	CJSC "Ulyanovsk – GSM" – Chairman of the Board of directors (since 21.06.05), OJSC "TATINCOM – T" – member of the Board of directors (from 30.06.05 till 24.08.05)	Ordinary registered shares - 215 403 Preferred registered shares - 3 686
6.	Kormilitsyna Lyudmila Alexeevna	1955	Postsecondary education, Moscow electronic technical institute of communication	Deputy to the head of section for providing the activity of representatives of corporate governance department of OJSC "Svyazinvest"	Since 2005	None	Does not possess the Company's shares
7.	Petrov Mikhail Victorovich	1973	Postsecondary education, Saratov technical university	Deputy to the General Director of the joint-stock company	Since 2004	OJSC "TATINCOM-T" – Chairman of the Board of directors, CJSC "RTCOM" - Chairman of the Board of directors, CJSC "Orenburg-GSM» - member of Board of directors, CJSC "Ulyanovsk - GSM» -	Does not possess the Company's shares

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Time of post holding	Other posts held in the Company and other organizations	Shares possession
						Before 21.06.05 – Chairman of the Board of Directors; since 21.06.05 - member of the Board of directors, CJSC "Saratov – Mobile" - member of the Board of directors, CJSC "NCC" - member of the Board of directors	
8.	Pozdnyakov Denis Vyacheslavovich	1976	Postsecondary education, Saint-Petersburg state sea technical university, Ph.D. (economics)	First deputy to the General Director of the joint-stock company for economics and finances	Since 2005	OJSC "TATINCOM – T" - member of the Board of directors, CJSC «PTKOM» - member of the Board of directors, CJSC "NCC" - member of the Board of directors	Does not possess the Company's shares
9.	Popkov Nikolai Ivanovich	1973	Postsecondary education, Nizhny Novgorod state university after N.I. Lobachevsky.	OJSC "VolgaTelecom" chief accountant	Since 2002	None	Does not possess the Company's shares

The procedure of convocation and holding of sessions of the Management board, and also the procedure of taking the decisions of the Management board, the size and the procedure of remuneration payment to the members of the Management board are defined by the Provision on the Company's Management board approved by general meeting of the Company's stockholders.

The members of the Company's Management board during the term of their duties performance are paid remuneration and compensations for the expenses related to their performance of functions of the Management board members. The size and the procedure of remuneration payment and also remuneration distribution among the Management board members are defined by the resolution of the Company's Board of directors according to the Provision on remuneration of OJSC "VolgaTelecom" Management board members, the specified Provision being approved on March 29, 2005. The Management board members are entitled to participate in option programs carried out by the Company.

The remuneration paid to the Company's Management board members for 2005 amounts to 5 807 637 rubles.

2. Data on transactions on acquisition or carve-out of the Company's shares during the reporting year by the members of the Company's Management Board (in accordance with the order of FSFM of March 16, 2005 № 05-5/пз-н).

The members of Company's Management board (of the structure as of 31.12.2005) did not make transactions of acquisition or carve-out of OJSC "VolgaTelecom" shares during the reporting year (in accordance with the order of FSFM of March 16, 2005 № 05-5/пз-н).

13.4. Auditing committee.

1. Quantitative and individual structure of current Auditing committee.

Auditing committee is the Company's independent body of control elected at the annual general meeting of shareholders for the period till the next annual general meeting of shareholders, and consisting of 5 persons.

The control over OJSC "VolgaTelecom" financial-economic activity is performed by the Auditing committee elected at the annual general meeting of shareholders on June 28, 2005 in the following structure:

Table 33

№	Surname, name and patronymic name	Place of employment and work status
1.	Koroleva Olga Grigorievna	Chairman of the Company's Auditing committee, chief accountant of OJSC "Svyazinvest"
2.	Golubitskyi Bogdan Ivanovich	Chief expert of Department of economic planning and budgeting of OJSC "Svyazinvest"
3.	Zubova Tatiana Yurievna	Deputy to the head of the section of the Department of accounting of OJSC 'Svyazinvest"
4.	Kachurin Alexander Vladimirovich	Head of the section of the Department of finances of OJSC "Svyazinvest"
5.	Feoktistova Natalia Vadimovna	Head of the section of the Department for legal supporting of OJSC "Svyazinvest"

2. Information about the Company's Auditing committee activity.

The activity of the Auditing committee was conducted in the following areas:

- The check of the Company's financial and economic documentation, including, if necessary, of data of primary accounting;
- The check of legality of resolutions and actions of the Company's executive bodies,

including of concluded contracts and transactions made;

- The check of compliance of conditions of transactions made by the Company with the conditions of transactions, made in comparable circumstances;
- The analysis of compliance of bookkeeping and accounting statement with current regulatory documents;
- The analysis of the Company's financial position, detection of reserves for improvement of the Company's economic status;
- The analysis of timeliness and accuracy of settlements with contractors, budgets of various levels, shareholders and other creditors of the Company;
- The analysis of settlements with the Company's debtors, including as related to the timeliness and completeness of measures taken by the executive bodies;
- In other areas of the Company's activity within the framework of the Auditing committee competence.

The Auditing committee held five sessions. The check of financial and economic activity of General directorate and Nizhny Novgorod branch of the Company for 2005 was carried out.

By the results of work OJSC "VolgaTelecom" Auditing committee report for 2005 was made. The infringements detected by the Auditing committee are not essential and may not affect the reliability of OJSC "VolgaTelecom" accounting statement for 2005.

XIV. INFORMATION ABOUT THE COMPANY'S COMPLIANCE WITH CORPORATE GOVERNANCE CODE

14.1. Information about the Company's corporate governance Code:

Introduction of corporate governance principles and rules into day-to-day activity contributes to the Company's successful development, expressed in the first instance in long-term perspectives of the Company's development, increase in its investment attractiveness. Steadfast compliance with the Code is aimed at creation and maintaining reliable partnership relations with shareholders, employees, clients and other interested persons of the Company and at formation of the Company's positive image upon the whole.

OJSC "VolgaTelecom" corporate governance Code was approved by the Company's Board of directors on March 11, 2004, the changes were introduced on September 24, 2004 and May 20, 2005.

By declaring its intention to comply with the provisions of corporate governance Code, the Company assumed the liability to improve the Company's corporate governance in accordance with the principles ensuring:

- Actual opportunity for the stockholders to exercise their rights related to participation in the Company;
- Equal treatment of stockholders possessing the shares of the same type (category), including minority and foreign stockholders;
- Exercising by the Board of directors of strategic management of the Company's activity and efficient control by the Board of directors over the activity of the Company's executive bodies, and also the accountability of the members of the Board of directors to the Company's stockholders;
- Reasonable and bona fide exercising by the Company's executive bodies of efficient management of the Company's current activity in the interests of ensuring its long-term, stable development and obtaining profit by the stockholders from this activity; the accountability of executive bodies to the Company's Board of directors and its stockholders;
- Timely disclosure of exact and true information about the Company, including about its financial status, economic indicators, the structure of property and management, essential corporate actions in order to ensure the opportunity to take informed decisions by the Company's stockholders and investors;

- Efficient control over the Company's financial-economic activity in order to protect the rights and legitimate interests of the stockholders;
- Observance of legitimate rights of the Company's employees, development of partnership relations between the Company and the employees in solution of social issues and regulation of labor conditions;
- Active cooperation of the Company with investors, creditors and other interested parties in order to increase the Company's value, including the growth of its assets, the price of shares and other securities, raising its reputation.

The principles and the rules of OJSC "VolgaTelecom" Code of corporate governance meet international standards of corporate governance practice and contain requirements to the functioning of the Company's bodies of management and control and to observance of high ethic norms and business communication culture by all persons of the Company.

In accordance with FCSM recommendations, the rules of the corporate governance Code effective in OJSC "VolgaTelecom" are grouped by 9 basic spheres: the rights of the Company's shareholders, shareholders general meeting, the Company's Board of directors, the Company's executive bodies, disclosure of information about the Company, control over financial and economic activity of the Company, dividends, settlement of corporate conflicts.

On June 28, 2005 the annual general meeting of shareholders elected the Company's Board of directors by cumulative voting to the number of 11 persons, there are three independent directors meeting the requirements of OJSC "VolgaTelecom" corporate governance Code in its structure.

For the purpose of efficient performance of the Board of directors' functions in the light of requirements of OJSC "VolgaTelecom" corporate governance Code, the Board of directors' Committees were established. The Committees are designed for preliminary consideration of issues referred to the competence of the Board of directors, and for the preparation of recommendations on them for the Board of directors.

The Board of directors elected at annual shareholders general meeting on July 29, 2005 reestablished the Committees:

- Corporate governance committee,
- Strategic development committee,
- Staff and rewards committee,
- Committee for audit.

The structure of each of the Committees comprises independent directors.

The activity of the Board of directors' Committees is regulated by the appropriate provisions.

The post of the Company's Corporate secretary is introduced and is functioning in the Company. The functions of the Corporate secretary include ensuring interaction with executive bodies and the Board of directors, provision of the Board of directors' activity; the Provision on the Corporate secretary and the back office of the Company's Corporate secretary has been approved. Pokrovskaya Natalia Ivanovna was appointed the Company's corporate secretary.

According to the requirements of the corporate governance Code, there is the service of internal control over the Company's financial and economic activity in the Company, and the service does not depend on the Company's executive bodies.

14.2. Report on corporate governance Code compliance with FCSM recommendations.

Table 34

N	Provision of corporate governance Code	Observed or not observed	Comment
	General meeting of stockholders		
1.	Notification of stockholders on holding of general meeting of stockholders at least 30 days prior to the date of its holding irrespective of the issues included into the agenda, if legislation does not stipulate longer period.	Observed	The date of notification dispatch is approved by the Company's Board of directors. Item 12.12 of the Company's Charter Item 10 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н.
2.	Availability with the stockholders of the capability to get familiarized with the list of persons having the right to participate in general meeting of stockholders starting from the date of announcing the holding of general meeting of stockholders and to the closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders – to the date of the end of acceptance of the voting ballots.	Observed	Item 7.5. of the Company's Charter.
3.	Availability with the stockholders of capability to get familiarized with the information (materials) subject to provision during the preparation to holding general meeting of stockholders by means of electronic facilities, the Internet including.	Observed	The Company has the web-site in the Internet: www.vt.ru, where the information provided to shareholders at the preparation for the meeting is posted.
4.	Availability with the stockholders the capability to bring forward the motions into the agenda of the general meeting of stockholders or to demand the convocation of general meeting of stockholders without providing an extract from the stockholders' register, if his/her rights for the shares are accounted in the system of stockholders' register keeping, and in case if his/her rights for shares are accounted at custody account, - it is sufficient to provide an extract from the custody account to exercise the above rights.	Observed	Item 12.6. of the Company's Charter, item 2.6. of the Provision on the procedure of holding general meeting of the Company's stockholders.
5.	Availability in the Company's Charter or in internal documents of the requirement of obligatory presence of the General Director, members of the Management board, members of the Board of directors, members of the Auditing committee and the Company's auditor at the general meeting of stockholders.	Observed in practice	The Company tends to ensure the presence of the members of management and control bodies of the Company as well as the Company's auditor at the general meeting of shareholders.
6.	Obligatory presence of nominees at general meeting of stockholders during consideration of issues of electing the members of the Board of directors, the General Director, members of the Management board, members of the Auditing committee, and also of the issue of the approval of the joint-stock company's auditor.	Observed	The Company ensures the presence of nominees to the Company's bodies of management and control at general meeting of stockholders.
7.	Availability in the Company's internal documents of the procedure of registration of the participants of general meeting of stockholders.	Observed	Items 3.4. and 8.1. of the Provision on the procedure of holding general meeting of stockholders of the Company.
	The Board of directors		
8.	Availability in the joint-stock company's Charter of the authority of the Board of directors to approve annual financial-economic plan of the joint-stock	Observed	Sub-item 1 of item 13.4 of the Company's Charter.

N	Provision of corporate governance Code	Observed or not observed	Comment
	company.		
9.	Availability of the procedure approved by the Board of directors, of risk management in the joint-stock company.	Observed	Stipulated by the Company's marketing strategy for 2004-2006 approved by the Company's Board of directors.
10.	Availability in the joint-stock company's Charter of the right of the Board of directors to take a decision to suspend the powers of the General Director being appointed by the stockholders' general meeting.	Not applicable	Sub-item 26 of item 13.4, item 15.5 of the Company's Charter.
11.	Availability in the joint-stock company's Charter of the right of the Board of directors to establish the requirements to the qualification and to the size of remuneration of the General Director, members of the Management board, heads of the basic structural divisions of the joint-stock company.	Observed	Sub-item 33 of item 13.4; item 14.7; item 15.4. of the Company's Charter.
12.	Availability in the joint-stock company's Charter of the right of the Board of directors to approve the terms and conditions of contracts with the General Director and the members of the Management board.	Observed	Sub-item 33 of item 13.4 of the Company's Charter.
13.	Availability in the joint-stock company's Charter or in the internal documents of the requirement that when approving the terms and conditions of contracts with the General Director (managing organization, manager) and with the members of the Management board, the votes of the members of the Board of directors who are being the General Director and the members of the Management board are not taken into account during the vote tabulation.	Was observed in practice	As of the reporting year end the General Director and the members of the Company's Management board were not the members of the Board of directors.
14.	Availability in the structure of the joint-stock company's Board of directors of at least 3 independent directors meeting the requirements of the corporate governance Code.	Observed	Bobin M.V., Kulikov D.V., Fedorov O.R.
15.	The absence in the structure of the joint-stock company's Board of directors of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market.	Observed	
16.	The absence in the structure of the joint-stock company's Board of directors of the persons who are participants, general director (manager), members of the management body or an employee of a legal entity competing with the joint-stock company.	Observed	
17.	Availability in the joint-stock company's Charter of the requirement of electing the structure of the Board of directors by cumulative voting.	Observed	Item 13.2 of the Company's Charter.
18.	Availability in the joint-stock company's internal documents of the duty of the members of the Board of directors to abstain from actions that will result in or potentially may result in the occurrence of conflict between their interests and the joint-stock company's interests, and in case of occurrence of such a conflict – of the duty to disclose the information about this conflict to the Board of directors.	Observed	Item 4.20 of corporate governance Code; item 3.2 of the Provision on the Board of directors.
19.	Availability in the joint-stock company's internal documents of the duty of the members of the Board of directors to notify in writing the Board of direc-	Observed	Item 3.3 of the Provision on the Procedure of using the information on OJSC "VolgaTelecom" activity, on its

N	Provision of corporate governance Code	Observed or not observed	Comment
	tors on the intent to make transaction with the securities of the joint-stock company where they are the members of the Board of directors, or with the securities of associated (affiliated) companies, and also to disclose the information on transactions with such securities made by them.		securities and transactions with them, the specified information not being accessible to the public, and its misuse or disclosure is capable to affect materially the market value of OJSC "VolgaTelecom" securities. Item 6 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н.
20.	Availability in the joint-stock company's internal documents of the requirement that the sessions of the Board of directors should be held at least once in six weeks.	Observed	Item 6.2. of the Provision on the Company's Board of directors, Item 4.8. of the Company's corporate governance Code.
21.	Holding of sessions of the joint-stock company's Board of directors during the year for which the Company's annual report is drawn up with periodicity of at least one time in six weeks.	Observed	
22.	Availability in the joint-stock company's internal documents of the procedure of holding the sessions of the Board of directors.	Observed	Chapter 6 of the Provision on the Company's Board of directors.
23.	Availability in the joint-stock company's internal documents of the provision that it is necessary for the Board of directors to approve the Company's transactions for the amount of 10 and more per cent of the joint-stock company's asset value, excluding the transactions made in the course of ordinary economic activity.	Observed	Sub-item 19 and 20 of item 13.4. of the Company's Charter.
24.	Availability in the joint-stock company's internal documents of the right of the members of the Board of directors to receive the information required for the performance of their duties from executive bodies and heads of basic divisions of the joint-stock company, and also of the responsibility for non-providing such information.	Observed	Item 3.4. of the Provision on the Company's Board of directors.
25.	Availability of the committee of the Board of directors for strategic planning or assignment of functions of the said committee to other committee (except for the committee for audit and for the staff and rewards committee).	Observed	Item 4.24. of the Company's corporate governance Code. There is the strategic development committee with the Board of directors.
26.	Availability of the committee of the Board of directors (committee for audit) that recommends the joint-stock company's auditor to the Board of directors and interacts with the auditor and the joint-stock company's auditing committee.	Observed	Item 4.24. of the Company's corporate governance Code, Item 3 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н
27.	Availability in the structure of the committee for audit of only independent and non-executive directors.	Observed	Item 3 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н Degtyarev V.V., Kulikov D.V., Chernogorodskyi S.V.
28.	Performance of management of the committee for audit by an independent director.	Observed	Item 3 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н is observed, The Committee's chairman is Degtyarev V.V.
29.	Availability in the joint-stock company's internal documents of the right for access of all members of the committee for audit to any documents and information of the joint-stock company provided they do not disclose confidential information.	Observed	Item 4.22. of the Company's corporate governance Code

N	Provision of corporate governance Code	Observed or not observed	Comment
30.	Establishment of the committee of the Board of directors (staff and rewards committee), its function being definition of criteria of selecting the candidates to the members of the Board of directors and formulation of the joint-stock company's policy in remuneration area.	Observed	Item 4.24. of the Company's corporate governance Code, Item 4 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н Staff and rewards committee was established in the Company.
31.	Performance of management of the staff and rewards committee by an independent director.	Observed	Item 4 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н, the Committee's chairman is Bobin M.V.
32.	The absence of the joint-stock company's office holders in the structure of the staff and rewards committee.	Observed	Item 4 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н. Bobin M.V., Grigorieva A.B., Kulikov D.V., Chernogorodskyi S.V.
33.	Establishment of the risk committee of the Board of directors or assignment of functions of the said committee to other committee (except for the committee for audit and the staff and rewards committee).	Observed partially	The committee for audit.
34.	Establishment of the corporate conflict settlement committee of the Board of directors or assignment of functions of the said committee to other committee (except for the committee for audit and the staff and rewards committee).	Observed	Corporate governance committee.
35.	The absence of the joint-stock company's office holders in the structure of the corporate conflict settlement committee.	Observed partially	According to item 5.7. of the Provision on the Corporate governance committee, the committee's members - Company's officials do not have the right to vote on the issue of resolving corporate conflicts. Grigorieva A.B., Bobin M.V., Omelchenko S.V., Evdokimov A.V., Fedorov O.R.
36.	Performance of management of the corporate conflict settlement committee by an independent director.	Observed partially	The committee is headed by a non-executive director.
37.	Availability of the joint-stock company's internal documents, stipulating the procedure of formation and operation of the committees of the Board of directors, the documents being approved by the Board of directors.	Observed	The Provisions on the committees of Company's Board of directors.
38.	Availability in the joint-stock company's Charter of the procedure of defining the quorum of the Board of directors allowing for ensuring obligatory participation of independent directors in the sessions of the Board of directors.	Not observed	Items 13.6; 13.7; 13.10; 13.12; 13.13 of the Company's Charter.
	Executive bodies		
39.	Availability of collegial executive body (the Management board) of the joint-stock company.	Observed	Item 14 of the Company's Charter, Item 5 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н.
40.	Availability in the joint-stock company's Charter or in the internal documents of the provision on the necessity of the Management board's approval of real estate transactions, of the joint-stock company's obtaining the credits, if the specified transactions are not related to material transactions and their making is not related to the joint-stock com-	Observed	Sub-item 5 of item 14.4. Sub-item 2 of item 13.4. of the Company's Charter.

N	Provision of corporate governance Code	Observed or not observed	Comment
	pany's ordinary economic activity.		
41.	Availability in the joint-stock company's internal documents of reconciliation procedure of operations falling outside the scope of the joint-stock company's financial-economic plan.	Observed	Sub-item 2 of item 13.4. of the Company's Charter.
42.	The absence in the structure of the Company's executive bodies of the persons who are a participant, general director (manager), a member of the management body or an employee of a legal entity competing with the joint-stock company.	Observed	
43.	The absence in the structure of the joint-stock company's executive bodies of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market. If the functions of a single executive body are carried out by a managing organization or by a manager – compliance of general director and members of management board of managing organization or a manager with the requirements made to the General Director and members of the Management board of the joint-stock company.	Observed	
44.	Availability in the joint-stock company's Charter or in the internal documents of prohibition to a managing organization (a manager) to carry out similar functions in a competing company, and also to be in any property relations with the joint-stock company apart from rendering the services of a managing organization (a manager).	The control pattern is not applicable.	
45.	Availability in the joint-stock company's internal documents of the duty of executive bodies to abstain from actions that will result in or potentially may result in the occurrence of conflict between their interests and the joint-stock company's interests, and in case of such conflict occurrence – the duty to inform the Board of directors about it.	Observed	Article 10 of the Company's corporate governance Code.
46.	Availability in the joint-stock company's Charter or in the internal documents of the criteria of selection of a managing organization (a manager).	The control pattern is not applicable.	
47.	Provision by the joint-stock company's executive bodies of monthly reports on their work to the Board of directors.	Observed	At each session of the Board of directors the executive bodies provide the information about their work.
48.	Incorporation of responsibility for the breach of provisions about using confidential and insider information in the contracts concluded by the joint-stock company with the General Director (a managing organization, a manager) and the members of the Management board.	Observed	Item 3.1.10 of the labor contract with the General Director, and also the Provision on the protection of the Company's confidential information.
	The Company's secretary		
49.	Availability in the joint-stock company of a special office holder (the Company's secretary), whose task is to ensure the compliance of the joint-stock company's bodies and office holders with the procedural requirements guaranteeing realization of rights and legitimate interests of the Company's stockholders.	Observed	

N	Provision of corporate governance Code	Observed or not observed	Comment
50.	Availability in the joint-stock company's Charter or in the internal documents of the procedure of appointment (election) of the Company's secretary and the functions of the Company's secretary.	Observed	Article 16 of the Company's Charter.
51.	Availability in the joint-stock company's Charter of the requirements to the candidacy of the Company's secretary.	Observed	Item 2.4. of the Provision on the Corporate secretary and the back office of the Corporate secretary.
	Essential corporate actions		
52.	Availability in the joint-stock company's Charter or in the internal documents of the requirement on the approval of a material transaction prior to its making.	Observed	Sub-item 17 of item 12.2; sub-items 19, 20 of item 13.4 of the Company's Charter.
53.	Obligatory involvement of independent appraiser for the assessment of market value of property being the subject of a material transaction.	Observed	
54.	Availability in the joint-stock company's Charter of the prohibition for taking any actions during the acquisition of large blocks of shares of the joint-stock company (takeover); the actions being meant for the protection of interests of executive bodies (members of these bodies) and the members of the joint-stock company's Board of directors, and also aggravating the situation of the stockholders as compared with the existing one (in particular, the prohibition for the Board of directors to make the decision on the issue of additional shares, on the issue of securities convertible into shares, or securities granting the right of acquisition of the Company's shares, even if the right for taking such a decision is granted to it by the Charter, before the end of the assumed period of shares acquisition).	Not observed	The availability of direct prohibition for rights violation is needless, as the absence in the Charter of provisions on the possibility of actions aimed at protection of interests of executive bodies (members of these bodies), members of the Board of directors and others shows the impossibility of taking such actions.
55.	Availability in the joint-stock company's Charter of the requirement of obligatory involvement of an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of takeover.	Not observed	The Company when carrying out takeover transaction will obligatory involve an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of takeover.
56.	The lack in the joint-stock company's Charter of the exemption of the acquirer from the obligation to offer the stockholders to sell the Company's ordinary shares belonging to them (issuing securities convertible into ordinary shares) during the takeover.	Observed	Item 11 of Annex 1 to the Provision approved by RF FSFM order of 15.12.2004 №1245/пз-н.
57.	Availability in the joint-stock company's Charter or in the internal documents of the requirement of obligatory involvement of an independent appraiser for determination of the ratio of shares conversion during reorganization.	Not observed	The Company, when affiliating communication operators of the Volga region in 2002, obligatory involved an independent appraiser for determination of the ratio of shares conversion during reorganization.
	Information disclosure		
58.	Availability of the internal document approved by the Board of directors defining the rules and approaches of the joint-stock company to the information disclosure (Provision on information policy).	Observed	Provision on information policy is approved by the Board of directors on June 27, 2005 Item 7 of Annex 1 to the Provision approved by the order of RF FSFM of 15.12.2004 №1245/пз-н.
59.	Availability in the joint-stock company's internal documents of the requirement of disclosing the information on the purposes of shares placement, on	Observed	Provision on information policy.

N	Provision of corporate governance Code	Observed or not observed	Comment
	the persons who are going to acquire the shares being placed, including a large block of shares, and also on the fact if top office holders of the joint-stock company are going to participate in the acquisition of the Company's shares being placed.		
60.	Availability in the joint-stock company's internal documents of the list of information, documents and materials that should be provided to the stockholders for the solution of issues of the stockholders' general meeting.	Observed	Item 12.13 of the Company's Charter; Article 3 of Provision on information policy of OJSC "VolgaTelecom".
61.	Availability with the joint-stock company of the web-site in the Internet and regular disclosure of information about the joint-stock company at this web-site.	Observed	The Company has the web-site in the Internet: www.vt.ru, where the information about the Company is regularly disclosed.
62.	Availability in the joint-stock company's internal documents the requirement of disclosing information on the joint-stock company's transactions with persons who as per the Charter are top office holders of the joint-stock company, and also on the joint-stock company's transactions with organizations where the joint-stock company's top office holders directly or indirectly own 20 and more per cent of the joint-stock company's charter capital or which may be materially affected by such office holders.	Observed	Article 5 of Provision on information policy of OJSC "VolgaTelecom".
63.	Availability in the joint-stock company's internal documents of the requirement of disclosing information on all transactions that may affect the market cost of the joint-stock company's shares.	Observed partially	The Company's Board of directors makes decisions on the transactions that may affect the market cost of the Company's shares; the information about these decisions is disclosed in the form of published press-releases. In accordance with current Russian legislation the Company discloses the information as regards the transactions that may affect the market cost of the Company's shares in the form of communication about material fact and communication on the data which may materially affect the cost of the Company's securities.
64.	Availability of the internal document, approved by the Board of directors, for using essential information about the joint-stock company's activity, shares and other securities of the Company and transactions with them; this information is not publicly accessible and its disclosure may materially affect the market cost of shares and other securities of the joint-stock company.	Observed	The Provision on the procedure of using the information on OJSC "VolgaTelecom" activity, on its securities and transactions with them, the information not being publicly accessible and its misuse or disclosure is capable to affect materially the market value of OJSC "VolgaTelecom" securities was approved by the Board of directors on June 27, 2005; Item 8 of Annex 1 to the Provision approved by the order of RF FSFM of 15.12.2004 №1245/пз-н.
	Control over financial and economic activity		
65.	Availability of procedures of internal control over the joint-stock company's financial-economic activity, these procedures being approved by the Board of directors.	Observed	The Company's Board of directors approved: the rules of organizing and carrying out of integrated checks of financial-economic activity of the branches and their structural subdivisions; the plan of checks by OJSC

N	Provision of corporate governance Code	Observed or not observed	Comment
			"VolgaTelecom" internal audit department of financial-economic activity of the branches and their structural sub-divisions for 2005. Item 9 of Annex 1 to the Provision approved by the order of RF FSFM of 15.12.2004 №1245/пз-н.
66.	Availability of the joint-stock company's special sub-division ensuring the compliance with the procedures of internal control (auditing service).	Observed	The functions of the sub-division ensuring the compliance with the procedures of internal control are carried out by the Department of internal audit.
67.	Availability in the joint-stock company's internal documents of the requirement that the structure and the membership of auditing service of the joint-stock company is to be defined by the Board of directors.	Observed	Sub-item 18 of item 13.4 of the Company's Charter.
68.	The absence in the structure of the audit service of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market.	Observed	
69.	The absence in the structure of the audit service of the persons who are members of the joint-stock company's executive bodies, and also of persons who are a participant, general director (manager), a member of the management body or an employee of a legal entity competing with the joint-stock company.	Observed	
70.	Availability in the joint-stock company's internal documents of the time for submission of documents and materials for appreciation of carried out financial-economic operation to the audit service, and also the responsibility of the joint-stock company's office-holders and employees for their non-submission at date designated.	Observed	The time for submission of documents and materials for appreciation of carried out financial-economic operation to the audit service is stipulated by the order of the General Director when instituting this check.
71.	Availability in the joint-stock company's internal documents of the duty of the audit service to inform the committee for audit, and in case of its non-availability, the joint-stock company's Board of directors about identified violations.	Observed in practice	The Department of the internal audit informs the joint-stock company's Board of directors about identified violations after demand.
72.	Availability in the joint-stock company's Charter of the requirement of preliminary appreciation by the audit service of the expediency of making operations not envisaged by the joint-stock company's financial-economic plan (non-standard operations).	Observed	When the Company's Board of directors and the Management board approach the Company's auditing committee and the Department of internal audit, the latter may preliminary appreciate the operations not envisaged by the joint-stock company's financial-economic plan (non-standard operations).
73.	Availability in the joint-stock company's internal documents of the procedure of coordination of a non-standard operation with the Board of directors.	Observed	Sub-item 2 of item 13.4. of the Company's Charter, Labor contract with the Company's General Director.
74.	Availability of the internal document, approved by the Board of directors, defining the procedure of carrying out the checks of the joint-stock com-	Observed	Provision on the Company's Auditing Committee, approved on March 26, 2003 by joint (extraordinary) general

N	Provision of corporate governance Code	Observed or not observed	Comment
	pany's financial-economic activity by the Auditing committee.		meeting of shareholders.
75.	Appreciation of the auditor's report by the Committee for audit before its presentation to stockholders at general meeting of stockholders.	Observed	Item 2.2.1 of the Provision of the Committee for audit.
	Dividends		
76.	Availability of the internal document, approved by the Board of directors, which serves as a guide for the Board of directors when adopting the recommendations about the size of dividends (Provision on dividend policy).	Observed	Provision on the Company's dividend policy was approved by the Board of directors on March 30, 2005.
77.	Availability in the Provision on dividend policy of the procedure of defining the minimum share of the joint-stock company's net profit allocated for dividends payment, and of the terms and conditions under which the dividends on preferred shares, the size of dividends on them being defined in the joint-stock company's Charter, are not paid or are paid not in full.	Observed	Articles 3, 8 of the Provision on the Company's dividend policy.
78.	Publication of data on the joint-stock company's dividend policy and amendments introduced into it in the periodical stipulated by the joint-stock company's Charter for publication of communications about holding of general meetings of stockholders, and also posting of these data at the joint-stock company's web-site in the Internet.	Observed	The resolution of general meeting of stockholders on the payment of the Company's dividends is published in the periodical stipulated by the Company's Charter, and also the posting of the specified data at the joint-stock company's web-site in the Internet.

The information is presented in accordance with "Recommended practice on the structure and the form of presentation of information on compliance with the Code of corporate governance in annual reports of joint-stock companies" approved by FCSM order № 03-849/p of 30.04.2003.

As OJSC "VolgaTelecom" securities are included in quotation lists "A" of stock exchange and are put out to tender, the compliance with the requirements of the Provision on activity of trade organizing at the securities market, approved by RF FSFM order of 15.12.2004 №1245/пз-н, is obligatory for the Company.

XV. INFORMATION FOR SHAREHOLDERS

15.1. The Company's Charter capital and Securities.

As of January 1, 2006 OJSC "VolgaTelecom" charter capital amounts to 1 639 764 970 rubles and consists of 245 969 590 ordinary registered paperless shares and 81 983 404 preferred registered paperless type A shares. The face value of shares is 5,00 rubles.

The Company's placed and declared shares as of January 1, 2006.

Table 35

Shares categories (types)	Quantity (pieces)	Face value (rubles)
Placed shares:	327 952 994	5
• ordinary shares – total	245 969 590	5
• preferred type A shares – total	81 983 404	5
Declared shares:	1 830 589	5
• ordinary shares	1 299 093	5

• preferred type A shares	531 496	5

15.2. The structure of joint-stock capital

Distribution of OJSC "VolgaTelecom" shares among shareholders as of January 1, 2006.

Table 36

Shareholders	Number of shareholders	Ordinary registered shares, % in Charter capital	Preferred registered shares, % in Charter capital	Stake in Charter capital, %
Legal entities, including	203	71,41	18,55	89,95
Owners, including	179	40,38	7,07	47,44
OJSC "Svyazinvest"	1	38,00	-	38,00
Nominee holders	24	31,03	11,48	42,51
Natural persons	28 443	3,60	6,45	10,05

The structure of joint-stock capital as of January 1, 2006.

Chart 14



13,62
1,05
1,08
1,48
2,09
3,36
3,49
5,48
9,88
20,47
38,00
OJSC "Svyazinvest" 38.00%
"ING Bank (Eurasia) CJSC" 20.47%
CJSC "Depositary-Clearing Company" 9.88%
Lindsell Enterprises Limited 5.48%
CB "J.P.Morgan Bank International" (LLC) 3.49%
CJSC CB "Citibank" 3.36%
CJSC "UBS Nominees" 2.09%
Non-Commercial Partnership "National Depositary Center" 1.48%
OJSC "RTK-Leasing" 1.08%
"Deutsche Bank" LLC 1.05%
Other shareholders 13.62%

15.3. Information about the owners of the largest blocks of shares (equity stake in the Company's Charter capital is more than 1%).

Table 37

№	**Name**	**Account category**	**Ordinary shares, % of Charter capital**	**Preferred shares, % of Charter capital**	**Share in Charter capital (%)**
1	Open Joint Stock Company "Investment communication company"	Owner	38,00	0,00	38,00

2	"ING Bank (Eurasia) CJSC" (Closed Joint Stock Company)	Nominee holder	17,56	2,91	20,47
3	Closed Joint Stock Company "Depositary-Clearing Company"	Nominee holder	4,74	5,15	9,88
4	Lindsell Enterprises Limited	Owner	0,00	5,48	5,48
5	Commercial bank "JPMorgan Bank International" (Limited Liability Company)	Nominee holder	2,57	0,92	3,49
6	Closed Joint Stock Company Commercial Bank "Citibank"	Nominee holder	2,67	0,69	3,36
7	Closed Joint Stock Company "UBS Nominees"	Nominee holder	1,34	0,75	2,09
8	Non-Commercial Partnership "National Depositary Center"	Nominee holder	0,78	0,70	1,48
9	Open Joint Stock Company "RTK-Leasing"	Owner	1,08	0,00	1,08
10	"Deutsche Bank" Limited Liability Company	Nominee holder	1,05	0,00	1,05
11	Other shareholders		30,21	83,40	13,62

15.4. Information about trading sites (stock exchanges) where the Company's shares and ADRs are quoted.

At present OJSC "VolgaTelecom" shares are circulating at three trading sites of Russian securities market:

Table 38

		Ticker	Quotation list	Trading volume in money terms for 2005
NCP RTS	Ordinary shares	NNSI	A2	35 739 145 USD
	Preferred shares	NNSIP	A2	8 747 263 USD
OJSC "RTS"	Ordinary shares	NNSIG	A2	354 755 017 RUR
	Preferred shares	NNSIPG	A2	248 432 127 RUR
CJSC "SE MICEX"	Ordinary shares	VTEL	A2	291 733 870 RUR
	Preferred shares	VTEL	A2	153 664 981 RUR

The Company's shares are taken into account at calculation of the following stock indexes:

- RTS index.
- AK&M index (consolidated AK&M index, industry AK&M index).
- MSCI EM.

OJSC "VolgaTelecom" American Depositary Receipts are traded at the USA over-the-counter market (OTC USA) (ADR ticker – VLGAY) and in Europe at Frankfurt (FSE) (ADR ticker - NZH), Berlin (BerSE) (ADR ticker – NZH) and Stuttgart stock exchanges (SSE) (ADR ticker – NZH).

Trading volume of the Company's shares at different trading sites in 2005 (US$ thousand)

Chart 15



50 000
45 000
40 000
35 000
30 000
25 000
20 000
15 000
10 000
5 000
0
35 739
8 620
12 465
5 393
10 265
41 932
NCP RTS
OJSC "RTS"
MICEX
OTC USA
Ordinary shares, US$ thousand
Preferred shares, US$ thousand

15.5. Information on the issue (support) and advance of ADR Program.

The Company's level-I ADR program was registered in October 1997.

In 1997 the bank of New York was selected as the Depositary Bank of level-I ADR program, and in 2002 the Program was transferred to JPMorgan Chase Bank.

CJSC "ING Bank (Eurasia)" is custodian bank.

"Clifford Chance Punder" company is the legal adviser on the specified program.

One American Depositary Receipt corresponds to 2 registered paperless ordinary shares of the Company.

As of 2005 end the number of ADR was 22 194 858 pieces, which is 18,05 % of voting shares and 13,54 % of the Charter capital of the Company.

Additional information on the Company's ADR Program is available in the Internet at: http://www.vt.ru/?id=551, http://www.adr.com.

15.6. Information about the Company's credit rating and corporate governance rating.

On January 31, 2005 rating agency “Expert RA” in cooperation with Russian institute of directors (Consortium “RID - Expert RA”) assigned National corporate governance rating to OJSC “VolgaTelecom” at “B++” level.

On September 6, 2005 rating agency “Expert RA” confirmed National corporate governance rating of the Company at “B++” level.

On April 15, 2005 “Standard & Poor's” raised long-term corporate credit rating of OJSC “VolgaTelecom” from “B” to “B+”. Outlook is “Stable”. Simultaneously “Standard & Poor's” raised OJSC “VolgaTelecom” long-term rating as per Russian scale from “ruA-” to “ruA+”.

On April 15, 2005 “Standard & Poor's” also raised long-term credit rating of the Company's bonds issue (rubles) of the amount of 1 billion rubles with maturity term in February 2006 to “ruA+” level as per Russian scale.

On September 6, 2005 Corporate governance rating Service of “Standard & Poor's” reduced the rating to level CGR-4+ as per international scale and CGR-4,8 as per Russian scale.

On November 8, 2005 International Rating Agency “Standard & Poor's” published the reports on the Company's credit rating with confirmation of international long-term credit rating at “B+” level, outlook – “Stable”.

On December 14, 2005 “Standard & Poor's” assigned credit rating as per national scale at level “ruA” to two issues of OJSC “VolgaTelecom” priority unsecured bonds nominated in rubles of BT-2 and BT-3 series with trading volumes correspondingly 3,0 billion and 2,3 billion rubles.

The information about credit ratings and the Company's corporate governance rating is available in the Internet at:
http://www.vt.ru/?id=310, http://www.vt.ru/?id=1042, http://www.standardandpoors.ru.

15.7. Information about the Company's auditors (according to Russian and International accounting standards):

Limited Liability Company “Ernst & Young” (LLC “Ernst & Young”);

Location: 115035, Russia, Moscow, Sadovnicheskaya naberezhnaya, bld.77, str.1;

The license for audit activity, including general and bank audit, and also the audit of insurance companies, funds and exchanges, № E002138, approved by order of September 30, 2002 of the Ministry of Finance of Russian Federation, license validity term – till September 30, 2007;

LLC “Ernst &Young” provides OJSC “VolgaTelecom” with the services of audit of accounting statement made in accordance with RF legislation and of consolidated financial statement drawn up in accordance with IFRS;

Contract for audit services provision № I&C/2005-278/829 of 12.10.2005 stipulates rendering audit services of accounting statement forms and of explanatory memorandum to OJSC “VolgaTelecom” accounting statement in accordance with Russian accounting standards (RAS) for the period from January 01, 2005 to December 31, 2005 , and also the audit services of OJSC “VolgaTelecom” consolidated financial statement drawn up in accordance with International Financial Reporting Standards (IFRS) as of December 31, 2005 and for 2005.

The cost of services amounts to US$562 000.

The contract is valid till LLC “Ernst & Young” performance in full of its obligations of audit of the Company's accounting statement and consolidated financial statement for 2005.

15.8. Information about the Company's registry holder:

Open Joint Stock Company “Incorporated Registration Company”.

License № 10-000-1-00314 issued on 30.03.2004 by RF FCSM with no limitation of validity term.

Mail address: 107078, Moscow, Kalanchevskaya str., P.O.Box. 162

Telephone/fax: (495) 933-42-21, E-mail address:ork@ork-reestr.ru.

15.9. Information about the Company's branches.

OJSC "VolgaTelecom" consists of General directorate and 11 branches:

- *General directorate*
  603000, Nizhny Novgorod city, Maxim Gorky square, Dom Svyazi
  Phone/fax: +7(8312) 33-20-47/30-67-68,
  E-mail: gd@vt.ru ,http://www.vt.ru
- *Kirov branch:*
  601000, Kirov city, Drelevsky str., 43/1
  Phone: (8332) 62-98-31, fax: (8332) 62-12-46
  E-mail: dir@kirov.vt.ru, http://www.volgatelecom.kirov.ru
- *Branch in the Republic of Mariy El*
  424000, the Republic of Mariy El, Yoshkar-Ola town, Sovetskaya str., 138
  Phone: (8362) 66-45-71, fax: (8362)63-00-99
  E-mail: info@mari.vt.ru, http://www.mari.vt.ru
- *Branch in the Republic of Mordoviya*
  430000, the Republic of Mordoviya, Saransk town, Bolshevistskaya str., 13
  Phone: (8342) 32-70-04, fax: (8342) 17-60-70
  E-mail: office@rm.vt.ru, http://www.isp.moris.ru
- *Nizhny Novgorod branch*
  603000, Nizhny Novgorod city, B. Pokrovskaya str., 56
  Phone: (8312) 30-55-32, fax: (8312) 30-87-53
  E-mail: director@nnov.vt.ru, http://www.nnov.vt.ru
- *Orenburg branch*
  460000, Orenburg city, Volodarsky str., 11
  Phone: (3532) 77-34-10, fax: (3532) 72-01-62
  E-mail: office@reg.esoo.ru, http://www.esoo.ru
- *Penza branch*
  440606, Penza city, Kuprin str., 1/3,
  Phone: (8412) 52-17-12, fax: (8412) 52-36-88
  E-mail: office@penza.vt.ru, http://www.sura.ru
- *Samara branch*
  443010, Samara city, Krasnoarmeiskaya str., 17
  Phone: (846) 332-10-20, fax: (846) 264-05-10
  E-mail: director@samara.vt.ru, http://www.ssr.ru
- *Saratov branch*
  410012, Saratov city, Kiselev str., 40
  Phone: (8452) 27-14-18, fax: (8452) 50-84-53
  E-mail: office@saratov.vt.ru, http://www.saratov.vt.ru
- *Branch in the Republic of Udmurtiya*
  426008, the Republic of Udmurtiya, Izhevsk city, Pushkinskaya str., 278
  Phone: (3412) 22-69-91, fax: (3412) 51-01-41
  E-mail: utc@utc.ru, http://www.utc.ru
- *Ulyanovsk branch*
  432980, Ulyanovsk city, L.Tolstoy str., 60
  Phone: (8422) 41-20-10, (8422) 41-24-22

E-mail: office@ul.vt.ru, http://www.ul.vt.ru

- *Branch in the Republic of Chuvashiya*
  428000, the Republic of Chuvashiya, Cheboksary town, Lenin avenue, 2
  Phone: (8352) 66-11-93, fax: (8352) 66-22-93
  E-mail: director@chr.vt.ru, www.chtts.ru

The Company's contact phone: +7 (8312) 33-20-47
Fax: +7 (8312) 30-67-68
E-mail address: gd@vt.ru
Address in the Internet: http://www.vt.ru

General Director of
OJSC "VolgaTelecom" ______________________ **S.V. Omelchenko**

Chief accountant of
OJSC "VolgaTelecom" ______________________ **N.I. Popkov**

The Company's annual report was preliminary approved by OJSC "VolgaTelecom" Board of directors on May 19, 2006 (minutes № 32).

X-2

APPROVED
By the annual general meeting of stockholders of
Open Joint Stock Company "VolgaTelecom"
June ___, 2005

Minutes № ____ of July ____, 2005

The Chairman of the Meeting,
General Director of OJSC "VolgaTelecom"

______________________ S.V. Omelchenko

ANNUAL REPORT
of
Open Joint Stock Company
"VolgaTelecom"
for 2004

Nizhny Novgorod, 2005

ANNUAL REPORT OF
OJSC "VOLGATELECOM" FOR 2004

Full brand name:
Open Joint Stock Company "VolgaTelecom"

Location:
603000, Nizhny Novgorod, Maxim Gorky sq., Post House

The date of the state registration of the Company and the registration number:
The date of the state registration – December 15, 1993,
The registration number – 448 (City's department of Nizhny Novgorod registration chamber of the Committee for managing city's property and land resources of the Administration of Nizhny Novgorod city).

WELCOMING REMARK OF THE GENERAL DIRECTOR

Dear shareholders!

Let me represent to your attention the annual report which will acquaint you with the results of OJSC "Volgatelecom" activity for year 2004.

OJSC "VolgaTelecom" today is a dynamically developing competitive enterprise. Stable growth of the Company is ensured not only by technical upgrading and introduction of advanced technologies, but also by goal-directed activity to create transparent structure of management, centralization of financial flows, aggressive marketing policy and creation of favorable environment for customers' service.

Actively introducing modern technologies and the equipment of leading manufacturers over the last years we have created a good stock for the future – technical basis for the development of promising communication services and business expansion. This allows for the Company not just to retain the leading positions in major segments of telecommunications market, but with certainty to win the market of value-added services. The fact that the number of Internet users in 2004 increased from 186 thousands to 341 thousand speaks for itself. The potential of the consolidated company allows us to realize large-scale projects, such as the construction of inter-regional data transfer network, intellectual network and the development of NGN-based communication infrastructure.

The Company's budget for 2004 is implemented; all economic performances exceeded the scheduled ones. The volume of investments in 2004 amounted to record sum – about 7 billion rubles. As a result of new construction, reconstruction and expansion of local telephone networks the commissioning of PBX installed capacity made out 540 thousand numbers, over 2,5 thousand km of fiber-optic communication lines were laid and digitalization level of the Company's network reached 56,5%.

During the last years the capitalization increased more than 2 times, our Company is constantly represented in the ratings of the largest companies estimated by their market price; as of today the analysts evaluate OJSC "VolgaTelecom" as one of the most attractive companies at telecom market of Russia.

I sincerely thank team-oriented communication men from OJSC "VolgaTelecom" for their industry and the Company's shareholders and partners for their faith and support.

Summing up and analyzing the results of the activity one may say with confidence that the Company has set the right course for strengthening and developing not only its business,

but telecommunication infrastructure of the region – which is one of the most important components of social and economic life of the society.

Sincerely yours,
General Director of
OJSC "VolgaTelecom" S.V. Omelchenko

I. REPORT OF THE BOARD OF DIRECTORS

1.1. Overall assessment of the results of the Company's financial and economic activities in the report year.

By the results of the last two years OJSC "VolgaTelecom" is the most dynamically developing company among inter0regional companies of OJSC "Svyazinvest" holding, and also one of the leaders of economic growth in the regions of the Volga Federal district. The Company's lead concerns both the rates of technical development and economic performances. In 2004 having increased the volume of capital investments almost 1,5 times the Company actively developed actually all the sub-industries of telecommunications – traditional telephony, backbone and intrazonal transmit systems, value-added services, and in particular Internet access, IP-telephony, VPN, intellectual networks services, Call-centers and cable TV. OJSC "VolgaTelecom" management pays great attention to the development of value-added services which should ensure weighty input to the Company's projected growth in the future.

Consolidation in 2002 of 11 regional communication operators allowed for creating competitive company, for retaining dominant position actually in all the segments of telecom market of the regions of the Volga Federal district. OJSC "VolgaTelecom" market strategy is aimed to form and realize competitive services, to get maximum profit and to increase the investments efficiency, and in the long run to meet consumer demand for communication services to the utmost.

The Company's customers were able to feel in full the advantages of consolidation. The growth of new numbering capacity commissioning expedited the solving of the problem of telephone installation for the residents of the Volga Federal district regions. In addition, introducing state-of-the-art equipment and most advanced technologies the Company consistently improves the quality of services and expands their range. This allows for bringing the level of business and quality of life to a new pitch.

The Company bears considerable social load and in a number of regions it is forming their local budgets. In 2004 the taxes paid by the Company to the budgets of various levels increased by 24% vs. 2003.

The shareholders also benefited from the consolidation – OJSC "Volgatelecom" equity cost increased considerably which is important for all the holders of the Company's securities. The Company became more attractive for the investors having increased capitalization and market cost of the shares. The price of shares for 2003 - 2004 increased over 2,5 times.

Traditionally OJSC "VolgaTelecom" pays great attention to the development of relations with investors, to the improvement of corporate governance, its exposure and transparency. The Company's Board of directors approved underlying documents for the relations with shareholders: the Code of corporate governance, Provision on dividend policy, Provision on corporate governance committee with the Board of directors, Provision on strategic planning committee with the Board of directors. The specified documents establish more clear and transparent rules of work with investors which make the Company's business obvious and transparent for shareholders and for the investment community upon the whole.

OJSC "VolgaTelecom" consistently improves its financial-economic policy, optimizes management structure which is built with regard to modern requirements of international business.

In 2004 OJSC "VolgaTelecom" met budget targets for operating surplus, balance sheet profit and net profit. In 2004 sales profit cost efficiency for the entire company is 40,3 %, income before tax cost efficiency - 22,5 % and net profit cost efficiency - 15,5 %.

After consolidation the performances of the Company's activity efficiency have stable tendency for growth – the rate of growth of revenues per an employee is at least 130% per year (379 000 rubles in 2004), the number of lines per an employee made out 88, during two years the load per an employee increased by 25%. Every year the prime cost of 1 ruble of revenues reduces and in 2004 it amounted to 71 kopeck. In 2004 EBITDA increased by 16 %.

1.2. Data on the Board of directors' activity as regards the enforcement of priority trends of the Company's development, on the sessions of the Board of directors, the committees with the Board of directors and the most important administrative actions adopted at these sessions.

The Board of directors exercises strategic management of the Company and efficient control over the activity of its executive bodies in order to ensure long-term stable development of the Company and to get benefit from this activity by the shareholders. It makes decisions on active cooperation of the Company with investors, creditors and other interested parties in order to increase the growth of the Company's capital, including the growth of its assets, the price of shares and other securities, and to enhance the Company's image.

On March 11, 2004 the Board of directors approved the Company's budget for 2004, approbated "Marketing strategy of OJSC "VolgaTelecom" development to 2007", approved the Code of corporate governance of OJSC "VolgaTelecom".

The committees with the Board of directors were established for its efficient functioning (for the term of its powers); these committees realize the functions for corporate governance, staff and remuneration, for budget and investment planning. The Provisions on these committees were approved.

On July 20, 2004 the Board of directors:

Formed the Company's Management board consisting of 14 persons with the term of powers till July 15, 2005. The Management board consists of: Lyulin Vladimir Fedorovich – the Chairman of the Management board, members of the Management board: Kirillov Alexander Ivanovich, Sipatova Taisiya Mikhailovna, Grigorieva Lyubov Ivanovna, Vystorop Vasilyi Petrovich, Dyakonov Mikhail Vasilievich, Sklyarov Ivan Petrovich, Evdokimov Oleg Lvovich, Petrov Mikhail Victorovich, Elkin Sergey Leonidovich, Korolkov Oleg Animpadistovich, Shchukina Elvira Konstantinovna, Popkov Nikolai Ivanovich, Kormilitsyna Lyudmila Alexeevna.

On July 29, 2004 the Board of directors formed the following committees with the Company's Board of directors for the term of its powers: the Committee on corporate governance, the Committee for strategic development, the Committee for staff and remuneration and the Committee for audit. The basic goal of establishing the Committees with the Company's Board of directors is to increase the efficiency and to improve the quality of the Board of directors' activity. The Committees preliminarily considered the issues related to their competence and elaborated recommendations to the Board of directors on these issues. On some issues the requests were made to the Company's General Director to provide additional information and also to the chairmen of relevant Committees.

In 2004 the Committees with the Company's Board of directors held the following sessions:

- the Committee on corporate governance – 9 sessions, 23 issues were considered;
- the Committee for staff and remuneration – 13 sessions, 33 issues were considered;
- the Committee for budget and investment planning – 5 sessions, 10 issues were considered;
- the Committee for audit – 4 sessions, 8 issues were considered;
- the Committee for strategic development – 5 sessions, 29 issues were considered.

On August 19, 2004 Pokrovskaya N.I. was appointed the Company's Corporate secretary, its duties are to ensure interaction with executive bodies and the Board of directors, to ensure the Board of directors' activity; the Provision on Corporate secretary and the back office of the Company's Corporate secretary was approved.

On September 24, 2004 the Board of directors approved: the Provisions on the Committees with the Board of directors in new wording; changes were introduced to the code of corporate governance of OJSC "Volgatelecom".

On October 26, 2004 the Board of directors approved the adjustment of OJSC "VolgaTelecom" budget for quarters 3-4 of year 2004; "Model of OJSC "VolgaTelecom" affiliate business reorganization" and considered "Strategy of OJSC "VolgaTelecom" cellular business development".

On November 16, 2004 the Board of directors approved the terms and conditions of the contract concluded by OJSC "VolgaTelecom" with the Company's auditor – CJSC "Ernst&Young Vneshaudit"; it also defined the size of payment for services under the contract for the audit of financial reporting as per Russian Accounting Standards and for the audit of the reporting as per IFRS, and also the procedure of reimbursement of overhead costs in accordance with the terms and conditions of the contract. It was noted that in order to optimize the costs for the audit OJSC "VolgaTelecom" would conclude trilateral contract with CJSC "Ernst&Young Vneshaudit" and CJSC "BDO Unicon" to render consulting services to fulfill agreed procedures in regard of reporting of the Company's branches required for CJSC "Ernst&Young Vneshaudit" for the purposes of conducting the audit and giving the audit opinion on the reporting prepared in accordance with Russian and International Financial Reporting Standards, with the payment of services under this consulting contract.

On November 22, 2004 by the majority of votes the Board of directors defined the implementation of unified automated settlement system in the Company as a priority trend of the Company's activity. In accordance with the materials of LLC "IBM Eastern Europe/Asia" the estimated cost of this implementation was defined in the amount of US$61 920 000.

On December 22, 2004 the Board of directors approved the Company's accounting policy for year 2005 as per RAS and the draft of the accounting policy as per IFRS for year 2004.

1.3. Judgment of the auditor's report for the Company's accounting reporting for the past year prepared by the Committee for audit with the Company's Board of directors.

The Committee for audit at its session held on 29.04.2005 considered the report of the Company's auditor based on the results of the check of the accounting reporting for year 2004 and came to a decision to note the auditor's report of the Company (final wording of this item will be provided to the Board of directors).

II. MAJOR CORPORATE EVENTS IN 2004

Brief information month after month (quarter after quarter) of the year:

2.1. About holding general meetings of shareholders (annual and extraordinary ones).

On June 22, 2004 the annual general meeting of shareholders of OJSC "VolgaTelecom" was held; the meeting:

1. Elected the Board of directors consisting of 11 persons:

Table 1.

Yurchenko Evgenyi Valerievich	The Chairman of the Board of directors, Deputy to the General Director of OJSC "Svyazinvest"

Andreev Vladimir Alexandrovich	Rector of Povolzhsky state academy of telecommunications and informatics
Bobin Maxim Victorovich	Chief of legal department of Moscow's representation office of "NCH Advisors, Inc."
Grigorieva Alla Borisovna	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Svyazinvest"
Degtyarev Valeryi Victorovich	General Director of OJSC "Tetrosvyaz"
Dudchenko Vladimir Vladimirovich	Chief of analytical section of Moscow's representation office of "NCH Advisors, Inc."
Lyulin Vladimir Fedorovich	General Director of OJSC "VolgaTelecom"
Romskyi Georgyi Alexeevich	Deputy to the General Director of OJSC "Svyazinvest"
Savchenko Victor Dmitrievich	Director of the Department of legal provision of OJSC "Svyazinvest"
Fedorov Oleg Romanovich	Executive director, corporate finances of CJSC "Joint financial group"
Chernogorodskyi Sergey Valerievich	Director of the Department of joint-stock capital of OJSC "Svyazinvest"

2. Elected the Auditing committee consisting of 5 persons:

Table 2.

Belyaev Konstantin Vladimirovich	The chairman of the Auditing committee, OJSC "Svyazinvest" chief accountant
Alekhin Sergey Imanovich	Chief expert of the Department of internal audit of OJSC "Svyazinvest"
Degtyareva Elena Petrovna	Lead expert of the Department of communication of OJSC "Svyazinvest"
Tikhonov Sergey Vladimirovich	Main specialist of the Department of internal audit of OJSC "Svyazinvest"
Frolov Kirill Victorovich	Deputy to the director of the Department of internal audit of OJSC "Svyazinvest"

3. Approved the size of dividends:

- per one ordinary share - 0,9186 ruble.
- per one preferred share - 2,4510 rubles.

The dividends payment on each category of shares starts on 15.07.2004.

The dividends payment on ordinary and preferred shares ends on 15.12.2004.

4. Introduced changes and addenda to the Charter and to the Provision on the Company's Board of directors; introduced changes to the Provision on the Management board and to the Provision on the Auditing committee of the Company.

5. Approved accounting statement of OJSC "VolgaTelecom" for year 2003:

Table 3.

	Balance-sheet item	As of the beginning of the report period	As of the end of the report period
	<u>Assets</u>		
1.	Non-current assets	13370555	17990554
2.	Current assets	2263911	3138837
	Balance	15634466	21129391
	<u>Liabilities</u>		
3.	Capital and reserves	11269849	12954268

4.	Long-term liabilities	1073582	3394273
5.	Short-term liabilities	3291035	4780850
	Balance	15634466	21129391

Approved profit and loss statement of OJSC "VolgaTelecom" for year 2003:

Table 4.

	Statement's item	For the report period	For similar period of the past year
1.	Proceeding of sales of goods, products, work and services	14677305	10967595
2.	Prime cost of sales of goods, products, work and services	10471151	7796630
3.	Sales profit	4206154	3170965
4	Net profit	2009438	1241307

The correlation of the cost of net assets and the size of the charter capital made out 802,8 %.

Reliability of accounting statement of OJSC "VolgaTelecom" was confirmed by audit company "Ernst&Young Vneshaudit".

2.2. About the approval of the budget for year 2004, of the strategies and programs of the Company's development.

The Company's budget for 2004 was approved by the Board of directors in March (minutes № 30 of 11.03.2004).

In June of the past year the Board of directors considered and approved the Concept of budgeting system, including regulations of the budget process of the Company (minutes № 40 of 07.06.2004).

Due to the changed conditions of the Company's activity the budget was adjusted; the adjustment was approved by the Board of directors on October 26, 2004 (minutes №10 of 26.10.2004).

The main reasons that affected the necessity of making the adjustment were:

- the changes of time of tariffs increase. Instead of July 1, 2004 the tariffs were increased since October 1, 2004;
- the changes in Instructional guidelines for forming the reserves; according to these guidelines the Company formed the reserve for doubtful debt for privileges granted in quarter 4 of year 2004;
- the changes in Instructional guidelines for reflecting indebtedness under credits and loans;
- the increase of investments volume.

On March 11, 2004 the Board of directors approved "Marketing strategy of OJSC "VolgaTelecom" development to year 2007".

On October 26, 2004 the Board of directors approved "Strategy of OJSC "VolgaTelecom" cellular business development" and "Model of OJSC "VolgaTelecom" affiliate business reorganization". The purpose of OJSC "VolgaTelecom" cellular business development is to strengthen the positions at the market of cellular communication of the region, to enhance the efficiency of cellular business, competitive advantages of GSM-assets of OJSC "VolgaTelecom" by integrating mobile and fixed line communication. This will result in the increase of financial performances, the growth of cost-efficiency and capitalization of OJSC "Volgatelecom".

On November 6, 2004 the Management board approved "Basic principles of managing affiliate business of OJSC "VolgaTelecom".

On November 27, 2004 the Board of directors approved "The outlook of economic development of OJSC "VolgaTelecom" to year 2010".

2.3. About participation in road-shows, large exhibitions and conferences.

In 2004 OJSC "VolgaTelecom" took part in a number of large special conferences:

- On April 27-29, 2004 in Sochi town the Company took part in the 7-th International conference "Development of telecommunications in Russia";
- On June 30 – July 5, 2004 in Samara city the Company participated in the 6-th All-Russia scientific-practical conference "Internet and electronic district";
- On August 24-26, 2004 In Nizhny Novgorod (Post House) the company took part in the 4-th International conference "System-network solutions and the equipment for building NGN-based communication networks (NGN-2004)";
- On October 20-23, 2004 OJSC "VolgaTelecom" exhibited at "Infocom-2004";
- On November 15-17, 2004 in Saint Petersburg the Company took part in the 9-th International conference "Adam Smith Conferences "Telecommunications in Russia".

Within the terms of executing the Program of IR and development of secondary market of OJSC "VolgaTelecom" shares approved by the Board of directors for year 2004, the Company participated in road-shows and also in a number of large conferences:

- On January 29, 2004 in Moscow the Company took part in the 1-st annual conference on the issues related to the Company's activity in the area of Investor Relations, and in solemn ceremony of prize distribution in IR area organized by "Investor Relations Magazine" (UK) in co-operation with Society of Experts in IR;
- On March 16-17, 2004 the road-show was conducted in the USA (New York). The result of the Company's participation in 2-days series of meetings organized by "Brunswick UBS", the Company's representatives had the meetings with CEOs of 25 largest investment funds from the USA: GE Asset Management, Libra Advisors LLC, Prince Street, Morgan Stanley, Firebird Management LLC, Brunswick UBS, UBS Investment Bank, Trust Company Of The West, Emergingmarkets, Sanford Bernstein, American Century, BPI Global Asset Management, Artisan Partners, Oaktree Capital Management LLC, Citigroup Asset Management, Founders, Artha Capital, Everest Capital, Marsico Capital Management LLC, Columbia Management Group, Andor Capital Management, Batterymarch, Tiger Technology Management LLC and others. In the course of the meetings the presentation about the Company's operations and financial-economic activity was made, the participants discussed the issues of current status of the enterprises in Russia and the problems they face as well as their potential solutions and the outlook of the enterprises development;
- On September 27-29, 2004 the Company participated in the discussion "The future of wireline communication" within the terms of a "round table" of telecom section at the annual Moscow conference "Brunswick UBS" for leading Russian enterprises and the world largest finance and investment companies and made the presentation about the Company's operations and financial-economic activity, about its development strategy and plans for the future. Also, within this forum "one-to-one" meetings were held with representatives of three foreign investment funds, in the course of these meetings the issues of current status and the outlook of OJSC "VolgaTelecom" development were discussed;
- On November 24, 2004 the Company took part in conference "Corporate governance: current tasks and practical solutions", organized by Russian Academy of Business and Entrepreneurship with the support of National Council for corporate governance, the conference was held in Moscow in Small hall of the Administration of the President of Russian Federation. The main purpose of the conference was promotion and assistance of efficient implementation of modern standards of corporate governance to the practice of large and medium regional business.

2.4. About top management meetings with investment companies and funds.

In 2004 the Company held regular meetings and organized conference-calls with Russian and foreign analysts, with representatives of foreign and Russian investment companies

and funds. The meetings were held both in the Company's headquarters in Nizhny Novgorod and in Moscow:

- On June 4, 2004 in Moscow the meeting, organized by "Brunswick UBS", was held with a group of analysts and investment portfolio managers of 10 large foreign investment funds: ADAM, Balyasny Asset Management, Blue Ridge Capital, Brummer & Partners, Goldman Sachs, Newton, Norges, Robeco, Smith Management, UBS. The purpose of the visit was to understand the current status and the development outlooks of Russian telecom industry companies successfully operating under new economic conditions. In the course of the meeting the Company made the presentation about its operating and financial-economic activity;
- On June 15, 2004 conference call was held with the manager of "Standard Pacific" fund investing in emerging markets, the call was organized by "UFG" company;
- On June 16, 2004 in Moscow the meeting was held with investment portfolio manager and analyst of "Schroder Investment Management" company, the meeting was also organized by "UFG" company;
- On June 24, 2004 in the Company's office in Nizhny Novgorod the meeting was held with executive director and lead financial analyst of "UBS Global Asset Management" investment fund, the meeting was organized by "Brunswick UBS". The purpose of the visit was to understand the current status and the development outlooks of Russian telecom industry companies successfully operating under new economic conditions, as well as Russia's economy, policy and investment environment upon the whole. At the meeting the Company made the presentation about its operating and financial-economic activity, the strategy of its development and the plans for the future;
- On June 24, 2004 in the Company's headquarters investment bank "ING" organized the meeting with CEOs (portfolio managers and directors of Russian fund) of "JPMorgan Fleming" investment fund and with "ING" company representatives. The purpose of visiting the largest Russian companies was to understand the current status and the development outlooks of these companies in order to make decision regarding further investment strategy of the fund. At the meeting the Company made the presentation about itself and its activity;
- On July 6, 2004 Internet-conference was held on the issue of summing up the Company's activity for 2003 in accordance with RAS. The Internet-conference was organized by "FINAM" company;
- On July 8, 2004 in the Company's headquarters the meeting was held with portfolio manager of "FIM Russia" investment fund and also with a private investor of the fund; the meeting was organized by "Brunswick UBS". The purpose of the visit was to understand and to learn the current status and strategic plans of successfully developing Russian companies. At the meeting the Company made the presentation about its operating and financial-economic activity, about the strategy of its development and the plans for the future;
- On July 22, 2004 ING Bank (Eurasia) organized in Nizhny Novgorod the meeting with analysts and CEOs from 5 Russian investment companies and foreign investment funds: Alfa-Capital, Troika, ING, Fidelity, and Prosperity. In the course of the meeting the participants discussed the issues related to operating and financial activity of the Company, the strategy of its development and the plans for the future;
- On August 3, 2004 conference call was held with portfolio manager and lead analyst for telecom sector of multinational investment fund "Capital Group", the call was organized by "Brunswick UBS", in the course of the call the Company's presentation about its activity results was discussed;
- On September 7, 2004 conference call was held on the issue of submitting the Company's results and its financial statement for 2003 as per IFRS. The call was initiated by "Brunswick UBS". In total 46 Russian companies and foreign funds who registered their participants were connected to the conference call;
- On September 9, 2004 in the office of "Sovlink" company in Moscow 3 meetings were held with analysts from 6 investment companies and funds (portfolio investors) acting on Russia's

territory: "Sovlink", Kalchuga, PLO Global, Kazimir Partners, Nikoil Asset Management, Rosneft Asset Management. In the course of the meetings the Company made the presentation of the results of its activity and financial statement for 2003 as per IFRS, the issues related to the outlooks for 2004, the Company's development strategy and the plans for the future were discussed;

- On September 22, 2004 conference call was held with representatives from "Merrill Lynch" and "Oaktree" companies, organized by "Merrill Lynch". In the course of the call the participants discussed the issues related to current performances of the Company's financial reporting and the outlooks for these performances based on the results for 2004 as per RAS and IFRS;
- On October 22, 2004 conference call was held with portfolio manager and analyst from "Goldman Sachs". In the course of the call the participants discussed the issues related to current performances of the Company's financial reporting and the outlooks for these performances based on the results for 2004 as per RAS and IFRS, as well as scheduled financial performances for 2005 and the strategy of the Company's development for the next year;
- On October 27, 2004 in the Company's headquarters the meeting was held with analysts from "Sovlink" company, the participants discussed the issues related to current status of the Company's cellular business and the outlooks of its development;
- On November 24, 2004 in the Company's headquarters the meeting was held with analysts from the largest investment company "Charlemagne Capital Ltd" and CJSC "United financial group", the meeting was organized by "United financial group". Question area of the meeting was to understand deeper the tendencies of the Company's development in anticipation of the coming year of 2005;
- On November 30, 2004 in the Company's headquarters the meeting was held with managing director of largest investment company "Maverick Capital", with director for European telecom market from "Deutsche Bank AG London" and with telecom analyst from "United financial group", the meeting was organized by "United financial group". Question area of the meeting was to understand deeper the tendencies of the Company's development in anticipation of the coming year of 2005;
- On December 7, 2004 in the Company's headquarters the meeting was held with telecom market analysts from "Unifund" and "Renaissance Capital", organized by the latter. At the meeting the participants discussed the issues related to understanding of the Company's development tendencies: preliminary results of the year, the plans and the outlooks for 2005, long-term strategy of business development, investment and marketing strategy, tariffs, etc.
- During the year the Company provided to analysts the information about the Company's current activity and its financial performances, as well as comments to the issues of interest to the analysts over the phone or by e-mail.

2.5. About IR.

During 2004 the Company continuously worked with its investors: timely replies to requests, consultations as regards the work with the Company's registrar, with transfer-agents, provision of information and reporting about the results of the Company's activity, provision of copies of constituent documents and other internal documents of the Company, timely publication of information at the Company's web-site in Internet in section "For Investors and shareholders", preparation and provision of presentation materials at the meetings with analysts and CEOs of investment companies and funds, and other events.

2.6. About obtaining (revision) of credit rating and of corporate governance rating.

In April 2004 international rating agency "Standard & Poor's" included corporate governance rating (CGR) 5,8 granted to the Company into the list of Governance Watch ("CGR for revision) with the outlook "Negative" due to retirement of present General Director and probability of solving the issue of replacement of the General Director by the Company's Board of

directors without taking into account the opinion of independent directors when discussing the candidate.

In June-July 2004 the Company carried out active work with rating agency "Standard & Poor's", the result of that activity was that on August 10, 2004 Corporate Governance Ratings Services of "Standard & Poor's" confirmed the Company's corporate governance rating at CGR-5+ level and excluded it from Governance Watch list ("CGR for revision"). Simultaneously, "Standard & Poor's" raised OJSC "VolgaTelecom" rating as per Russian scale from CGR-5,8 to CGR-5,9.

On December 24, 2004 Corporate Governance Ratings Services of "Standard & Poor's" reduced CGRs of six Russian wire-line phone operators controlled by OJSC "Svyazinvest", including OJSC "VolgaTelecom" CGR was reduced from CGR-5+ (CGR-5.9 as per Russian scale) to CGR-5 (CGR-5,1 on Russian scale).

On February 25 and September 16, 2004 as a result of work carried out by leading international rating agency "Standard and Poor's" it published the reports with the Company's credit rating, the reports confirming international long-term credit rating at b" level, outlook "Stable".

Long-term credit rating of the Company and ruble issue of the Company's bonds in the amount of 1 billion rubles with the time for repayment in February 2006 was also kept for 2004 by "Standard & Poor's" at "ruA-" level on Russian scale.

2.7. About placing bonded loans.

In 2004 the Company did not place bonded loans.

2.8. Information about IR events and development of secondary market of shares (description of major events).

During 2004 OJSC "VolgaTelecom" continued goal-oriented activity aimed at improving informational and investment transparency of the Company in order to increase the market price of its shares and to promote the Company at capital markets by way of methodical efforts with investment community.

Within the terms of fulfilling the Program for IR and development of secondary market of OJSC "VolgaTelecom" shares (hereinafter the Program) approved by the Company's Board of directors for 2004, the following major events should be mentioned:

- The information of Russian and English versions of the Company's corporate web-site is constantly updated. Wherever possible the information in both the versions is given simultaneously. In the course of the site operation its structure is corrected in order to present the information in the best way for simplicity and convenience of its finding and apprehension.
- The results of the activity of the first quarter, of half of the year and of nine months of 2004 as per RAS were given at the Company's corporate web-site, and forwarded by request to investment companies and analysts.
- Prepared materials about the Company's activity: the issuer's quarterly reports, communications on material facts of the Company's financial-economic activity, communications on the data that may have material effect on the cost of the Company's securities, the lists of affiliated persons/entities, the Company's profiles prepared on quarterly basis, communications on the results of the Company's current activity, all these materials are available at the Company's corporate web-site.
- Regular meetings are held and conference calls are organized with Russian and foreign analysts, with representatives of foreign and Russian investment companies and funds.
- The Company's employees participate in subject conferences (these events were referenced above).
- During the year the analysts were provided the information about the Company's current activity and its financial performances, as well as the comments to the issues of interest to the analysts, over the phone and by e-mail.

- During the year the list of analysts and investors with whom the Company is constantly cooperating was updated.
- Within the terms of activities to support acting program of level 1 ADR the materials in English for the general meeting of shareholders (notice, voting bulletins, drafts of documents for the approval by the general meeting of shareholders, the Company's accounting statement as per RAS and checked by the auditor, the draft of the annual report, etc.) were distributed via JPMorgan Bank; the materials based on the results of voting by the Company's ADRs holders were prepared; the following documents in English were distributed to the Company's ADRs holders via JPMorgan: the booklet of the Company's annual report for year 2003, informational reports for investors for quarter 1 of 2004, issuer's quarterly reports, communications on material facts about the Company's financial-economic activity, the lists of affiliated persons/entities, published in mass media notifications about holding general meeting of shareholders and about the results of the general meeting holding, communications about current activity of the Company, the minutes of the Company's shareholders meetings for year 2003, resolutions about the issue and the report about the results of the Company's bonds issue, and so on; the Company's documents in English were forwarded to the USA SEC; the information of the English version of the Company's web-site was constantly updated; within the terms of the agreement with JPMorgan the funds spent by the Company for preparation of information memorandum by CJSC "IK ABK" were claimed for reimbursement.
- Within the activities for the development of shares market and the program of "VolgaTelecom" ADRs in order to improve the informational transparency of the Company and to provide more exhaustive and adequate information about the Company to the investment community, the Company jointly with CJSC "IK ABK" completed the work on the Company's research and writing the information memorandum. The work resulted in conducting comprehensive research of OJSC "VolgaTelecom" and preparation of information memorandum in Russia and in English with its distribution among Russian and foreign analysts and investors (the memorandum booklet was sent to 390 addresses, by e-mail the memorandum was distributed to 247 addresses), and the analytical note with CJSC "IK ABK" recommendations regarding the Company's shares was issued.
- In order for the Company to get in the future on the listing of one or several international stock exchanges (at New York stock exchange, at NASDAQ, at London and Frankfurt stock exchanges) within the activities for preliminary legal analysis of the Company with a view of its compliance with the requirements of international stock exchanges imposed when getting on the list, jointly with Russian legal company LLC "Monastirskiy, Zuba, Stepanov and Partners. Legal services in CIS" acting in consortium with legal adviser – "SHEARMAN & STERLING" the work was completed on conducting the analysis and elaborating recommendations and activities for the procedure for the Company to get on the listing. The work resulted in conducting legal analysis and preparing the report based on the results of the analysis; the report was prepared in the form of Memorandum in Russian and in English and included: recommendations for selecting an International stock exchange to get on its listing, recommendations for selecting the listing instrument, the analysis of estimated costs for conducting the listing, schedule of measures required for getting on the listing at recommended stock exchange, recommendations for selecting the optimum approach for conducting the listing under various scenarios of presumed privatization.
- In 2004 the Company's IR employees improved their qualification. They participated in the following events:

- The 1-st annual conference on the issues related to the Company's activity in the area of Investor Relations, and in solemn ceremony of prize distribution in IR area organized by "Investor Relations Magazine" (UK) in cooperation with Society of Experts in IR, the conference and award ceremony were held in Moscow on January 29, 2004;
- Workshop for a group of communication companies of OJSC "Svyazinvest" holding on the subject "New order of disclosing the issuer's quarterly reporting to Russia's FCSM.

New requirements to the standards of the securities issue", the workshop was organized by OJSC "Svyazinvest" and held in Moscow on March 31, 2004;

- Training in "IR activity" , it was organized by "United Financial Group" and "Ansdell" and held in London on April 16-19, 2004;
- Workshop-training for a group of communication companies of OJSC "Svyazinvest" holding on the subject "Advanced technologies for communicating with investment community", organized by "Ansdell" and held in Adler town (Russia) on September 27-28, 2004;
- Workshop for a group of communication companies of OJSC "Svyazinvest" holding on the subject "Affiliated persons/entities, securities issue, problems of holding general meetings of shareholders", the workshop was organized by OJSC "Svyazinvest" and held in settlement Olginka of Krasnodar Territory on September 30 – October 2, 2004.

- Based on the results of the annual general meeting of stockholders held in June 2004 the booklet of the Company's annual report for 2003 was printed, it was published at the Company's corporate web-site and its 268 copies were sent to the addresses of the investment community.
- On September 6, 2004 in the Company's headquarters in Nizhny Novgorod the meeting was held with managing director of the department of business development for Russia and CIS of NASDAQ system in order to discuss the possibility of the Company to get on NASDAQ listing and to discuss the strategic changes that had occurred in this system.
- In December 2004 the Company filed the application to CJSC "Stock Exchange Moscow's Interbank Currency Exchange" (CJSC SE MICEX) to include the Company's ordinary and preferred shares and BT-1 series bonds in Quotation list "A1" of CJSC SE MICEX (currently ordinary and preferred stock and BT-1 series bonds of the Company are in Quotation list "A1" of CJSC SE MICEX).
- In December 2004 the Company filed the application to non-commercial partnership "Stock exchange RTS" (NCP SE RTS) and to OJSC "Stock exchange RTS" (OJSC SE RTS) to include the Company's ordinary and preferred shares and BT-1 series bonds in Quotation list "A2" of both the sites (currently ordinary and preferred stock and BT-1 series bonds of the Company are in Quotation list "A2" of NCP SE RTS and OJSC SE RTS).

The result of realizing IR activities and development of secondary market of shares during the past year was that market value of OJSC "VolgaTelecom" shares increased by 1,2 times for ordinary stock and by 1, 4 times for preferred stock correspondingly, and the Company's market capitalization grew from US$796 million as of the beginning of the year to US$984 million as of the year end, thus the gain of capitalization made out 24% (the calculation was made on the basis of the tendering results at NCP "Stock exchange RTS").

Chart 1.

Change of OJSC "VolgaTelecom" capitalization in 2004


1000
950
US$ million
900
850
800
750
January 2004
April 2004
July 2004
October 2004
January 2005

2.9. About charity.

In 2004 within the terms of its charity and sponsor activity the Company rendered assistance to Russian organizations in the following main areas:

- Non-government public Fund for field hockey development (during 2004 the Company was the major sponsor of women field hockey team "VolgaTelecom". The team became the champion of Russia, won Russia's Cup and European Championship Cup);
- Russian Fund of communication history (Saint Petersburg);
- Charity assistance to orphan homes;
- Charity assistance to kindergartens;
- Installation of phones for participants and disabled soldiers of the Great Patriotic War (the activity was timed to the celebration of the 60-th anniversary of the Victory in the Great Patriotic War);
- Charity assistance to the Russian Orthodox Church;
- Assistance to preserve monuments of architecture and museums having historical and cultural value;
- Other activities.

2.10. About work with general public, end-users of the Company's new services.

Realization of marketing activities in 2004.

Publicity events:

- Preparation for and participation in international and regional special exhibitions ("Info CO-M" (Moscow), Nizhny Novgorod, "COMEX" (Yoshkar-Ola), "TekhnoInform 2004").

The main purpose: to create positive image of the Company;

- Advertising campaign to promote OJSC "VolgaTelecom" services:
    - Local communication;
    - DLD & ILD;
    - Access to Internet;
    - Cable TV;
    - Mobile communication (the Republic of Maryi El, Samara oblast);
    - Inquiry services;

- Payment methods for services (service telephone card);

- Regional advertising campaigns aimed to promote the services of access to Internet – "Internet for all", "High rate access to internet", "Internet-saloons".

The goal:

- To increase the number of Internet users;
- Growth of Internet receipts;

- Image advertising campaign of OJSC "VolgaTelecom" (branding).

The goal:

- To create favorable image of the Company;
- To improve the loyalty of existing subscribers;

- Presentations:

- Presentation of inauguration of Settlement-service centers, of communication centers;
- Presentation of commissioning of digital PBXs in regions;
- Presentation of new kinds of communication services;
- Recognition of the first subscriber of new services of OJSC "VolgaTelecom";
- Ticker-tape delivery of patent of OJSC "VolgaTelecom" VIP-customer;
- Recognition of the n-th subscriber;

- Holding of special workshops;

- Sponsor assistance to sports events and youth entertainments.

Activities aimed to improve the efficiency of work with corporate customers and to draw new VIP-customers:

- Activities for connecting GSM 900/1800 cellular operators to PSTN.

Goal: - income acquisition from connecting and servicing alternative operators;

- Activities to provide communication services to government companies and organizations; to state authority bodies, to educational institutions: activities for creating xDSL-based corporate network, PBX connection and provision of access to OJSC "VolgaTelecom" network resources at local level.

2.11. About internal corporate work with the Company's employees.

In 2004 the Company paid great attention to the issues of developing its corporate culture.

During 2004 the Company published monthly corporate issue – newspaper "VolgaTelecom" of the run of 2000 copies.

Last year in Orenburg, Nizhny Novgorod and Chuvashiya Republic branches professional skills contests were held. The winners got the title "The best professional", cash bonuses and gifts. In Kirov branch 61 employees were given the title "Veteran of communication of Kirov branch". In all the branches of the Inter-Regional Company the administration jointly with the trade union carried out the activities dedicated to the Day of Radio – holiday of communication industry workers, to the Victory Day, to the Day of Old People, the veterans of communication were invited to all these events. In Orenburg branch the stand "Corporate achievements" is arranged and is constantly updated, the stand shows the results of emulation between the departments of the branch. The branch in Ulyanovsk constantly issues corporate newspaper "Svyazist".

In Nizhny Novgorod, Orenburg and Chuvashiya Republic branches sports events in football, volleyball, tennis, skis and other sport festivals were arranged for the employees and members of their families.

All in all 7372 thousand rubles were spent for corporate activities in 2004.

III. THE COMPANY'S POSITION IN THE INDUSTRY

In 2004 the actual volumes of telecom market serviced by OJSC "VolgaTelecom" amounted to about 45 billion rubles. The major portion falls on Samara (35,27 %), Nizhny Novgorod (23,13 %) and Saratov regions (8,35 %).

Chart 2.

Regional distribution of telecommunications sector revenues (2004)


Kirov oblast
5%
Republic of Maryi El
2%
Chuvashiya Republic
6%
Ulyanovsk oblast
5%
Republic of Mordoviya
2%
Republic of Udmurtiya
4%
Nizhny Novgorod oblast
23%
Saratov oblast
8%
Orenburg oblast
5%
Samara oblast
35,5%
Penza oblast
4%

As of 01.01.2005 OJSC "VolgaTelecom" share is 39,5% (including cellular business) of all revenues of telecommunications sector.

The percentage of the Company's branches at the market of telecom services of the regions are presented in the Chart below:

Chart 3.


Percentage of a branch in revenues (cellular business including)
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
64,45%
83,54%
73,45%
33,79%
81,91%
50,52%
18,47%
56,83%
63,99%
59,34%
40,07%
Kirov oblast
Republic of Maryi El
Republic of Mordoviya
Nizhny Novgorod oblast
Orenburg oblast
Penza oblast
Samara oblast
Saratov oblast
Republic of Udmurtiya
Ulyanovsk oblast
Republic of Chuvashiya

The task set for the Company at the beginning of 2004 – to preserve its share in telecom market revenues at the level of at least 70% was fulfilled. The Company's share in revenues is 83,7 %. Moreover, this share in local telephone communication and in DLD revenues is 86,6 % and 94,07 % correspondingly (it was supposed to keep it at the level of at least 75 %).

The share of OJSC "VolgaTelecom" in revenues from providing services of access to information resources, cellular communication, IP-telephony, multi-service networks services, etc. remains thus far low – about 67,56 % in recording communication services, 0,91 % - in mobile communication services, 13,48 % - in radio broadcasting and cable TV services of the entire region.

It should be noted that depending on the condition of regional communication market (its maturity, competitive situation, the activity of the branch itself) the shares of branches in regional revenues are differing. So, if in the Republics of Maryi El and Mordoviya there are actually no competitors, then the shares of revenues of the branches in these Republics are fairly high – 98,28 % and 98,57 % correspondingly (the data are provided without regard to cellular communication services).

Only 63,3% of revenues fall on Samara branch (it was supposed to keep the share at the level of 50%). The main reasons of this are strong competitive struggle in the area of providing communication services and maturity of cellular communication market.

OJSC "VolgaTelecom" market share in major trends of its activity as of 01.01.2005 is presented below:

Table 5.

Activity trend	OJSC "VolgaTelecom" share in telecom sector revenues as of 01.01.2005
Local communication	86,6 %
DLD & ILD	94,7 %
Dial-up access to Internet	70,03 %
Dedicated line access	64,76 %

Table 6.

Activity trend	OJSC "VolgaTelecom" market share in physical volumes as of 01.01.2005
Local communication	86,85 %
DLD & ILD	92,12 %
Dial-up access to Internet	68,70 %
Dedicated line access	49,10 %

IV. PRIORITIES IN THE COMPANY'S ACTIVITY

4.1 Major trends of the Company' activity concerning the introduction of services in the area of telematic departments and data transfer, cellular communication, Intelligent networks, Call-centers, cable TV, the employment of technologies when constructing multi-service networks (data transfer networks), the use of equipment of subscriber access, the construction of rings of Inter-station communication network.

In the area of fixed-line communication the Company's priorities are the following:

- Internet and data transfer;
- Services of Intelligent network;
- IP-telephony;
- Cable TV;
- Call-centers.

Internet and data transfer.

Internet services and data transfer networks are the main ones in the structure of this trend. By the results of 2004 the revenues from these services amounted to 729,9 million rubles and the growth rate vs. 2003 – 169,0 %.

Priority trend of OJSC "VolgaTelecom" activity is the increase of Internet-users market share. This is achieved by modernization of data transfer networks and by the increase of the number of access nodes, as well as by providing various methods of Internet access to the customers. OJSC "VolgaTelecom" opens Internet-saloons and provides access to educational institutions.

The shares of OJSC "VolgaTelecom" branches in the market of dial-up and dedicated line access are presented in the chart below:

Chart 4.


120%
100%
80%
60%
40%
20%
0%
87%
100%
91%
94%
99%
80%
75%
68%
92%
80%
70%
91%
40%
41%
60%
66%
93%
90%
68%
68%
46%
60%
70%
65%
Kirov
Maryi El Republic
Republic of Mordoviya
Nizhny Novgorod
Orenburg
Penza
Samara
Saratov
Republic of Udmurtiya
Ulyanovsk
Chuvash Republic
OJSC "VolgaTelecom"
Dial-up access
Dedicated line access

Dial-up access is the simplest and most dominant type of access to information resources for people at large. PSTN digitalization allows for the customers to get access to Internet at the rate of 56 Kbps over an analog line and 128 Kbps over ISDN.

As of the end of 2004 the number of active dial-up access Internet users in OJSC "VolgaTelecom" amounted to 341 thousand/month (the growth vs. the end of 2003 by 155 thousand, the growth rate - 183 %).

Very popular with residential sector is "Internet foe all" service that provides the capability of Internet access without preliminary payment to the residents of any settlement having self-dial long-distance service. Access to Internet is also provided under contracts and by Internet-cards.

According to the purpose-oriented program for the development of data transfer network and Internet services the number of dial-up access users by the end of 2005 will be over 460 thousand (or 10% of PSTN subscribers).

Table 7.

	2001	2002	2003	2004	2005
The number of active dial-up users	52 687	107 300	186 402	341 195	460 800
The number of dedicated line users	838	1 589	3 406	8 197	27 771

Currently the Inter-Regional Company has a great potential to develop access services to data transfer network over a leased line. By the results of 2004 the number of installations for the access over a leased line was 8,2 thousand (the increase vs. 2003 is by 4,8 thousand, the growth rate is 240 %). During 2 years of the Inter-Regional Company operation the sales of access over a leased line increased by 5 times.

The growth of leased line access users is achieved due to active introduction of xDSL wideband digital access. As of the end of 2004 the number of xDSL-based connection points in the Inter-Regional Company was over 4,7 thousand (this is 2/3 of the total number of installations for leased line access).

In 2005 it is planned to increase sharply the volumes of sales of xDSL wideband digital access. According to the purpose-oriented program for the development of data transfer network and Internet services the number of leased line access installations by the end of 2005

should reach 28 thousand. Moreover, the increase by and large for the Inter-Regional Company will be 4 times.

Such plans would not be workable without construction of wideband data transfer network of OJSC "VolgaTelecom". Each branch has regional segment of data transfer network used for rendering services of wideband access to Internet. At the level of transmission the data transfer network is built with the use of ATM, GB Ethernet, Fast Ethernet, DPT, TDM technologies. IP/MPLS upper level protocol is used to organize VPN. The same technology is applied for the construction of inter-regional multi-service network of OJSC "VolgaTelecom". This project is worked out for the solution of corporate tasks of information exchange between the branches of OJSC "VolgaTelecom" and also for creation of virtual networks for large corporate customers having distributed structure.

In 2004 the Company continued the construction of digital intra-zonal communication lines. The gain of the lines extension was:

- Fiber-optic transmission lines: 2 529,7 km;
- Microwave radio transmission lines: 121,6 km.

Intelligent network.

The purpose of the Inter-Regional Company Intelligent network construction on the basis of the uniform platform in Nizhny Novgorod city is to provide Intelligent network services on the territory of OJSC "VolgaTelecom" activity. In 2004 the 1-st phase of the project – Intelligent platform was commissioned in Nizhny Novgorod branch. The following services are rendered:

- "free phone call": 8-800-XXX-XXXX;
- "voting over phone": 8-803-XXX-XXXX;
- "universal access number": 8-804-XXX-XXXX;
- "pre-paid call": 8-809-XXX-XXXX.

The services by service telephone cards are available currently in all the branches of OJSC "VolgaTelecom", excluding the branch in Kirov, but they are on the basis of different equipment ("Svetets", "Protei", "Excellent", "Ericsson AXE-10", "Unit CK-512").

For 2005 it is scheduled to introduce the service by USC (uniform service card). Our customers will be able to pay for the services of traditional telephony (local, DLD & ILD), IP-telephony, Internet access services, as well as mobile communication services by using USC on the entire territory of the Company's activity.

IP-telephony.

The purpose of providing IP-telephony services is to expand the range of services and to reduce the expenses of our customers for DLD &ILD.

In 2004 IP-telephony services were rendered in the following branches of the Company: Kirov, Nizhny Novgorod, Orenburg, Samara, Saratov, Udmurt Republic and Ulyanovsk. IP-telephony services revenues in 2004 amounted to 15,5 million rubles with the rate of growth of 216,8 %.

For 2005 it is scheduled to develop IP-telephony services along with the construction of Intelligent network. On the basis of Intelligent platform IP-telephony services will be provided by uniform service cards of OJSC "VolgaTelecom".

Cable TV.

In 2004 cable TV networks were developed in 8 branches of the Company: Kirov, the Republics of Maryi El and Mordoviya, Nizhny Novgorod, Orenburg, samara, Saratov and Chuvashiya Republic.

In 2004 the revenues from providing cable TV services amounted to 50,5 million rubles, the rate of growth - 166,2 %. The installed capacity of cable TV network was expanded by 53 thousand of potential subscribers or by 32% and as of the end of 2004 it was 224 thousand of potential subscribers. The number of subscribers, including the subscribers connected by MMDS technology exceeded 130 thousand which makes 58 % of the network capacity. The schedule for 2005 envisages the increase of the total number of subscribers to 155 thousand.

Call service centers (CSC).

The purpose of building CSC is to improve the quality of customer servicing, to provide new information-enquiry services and to generate the Company's image.

In accordance with the program of building CSC, the equipment is installed and trial operation is started of CSC in Nizhny Novgorod branch in the branch in the Republic of Maryi El. Commercial service of CSC in the branch of OJSC «VolgaTelecom" in the Republic of Udmurtiya was started. For 2005 it is scheduled to install CSC equipment in all the branches of the Company.

Development of *cellular communication* is also one of the priorities of the Company's activity.

Cellular business is one of the priority trends of development in the area of new communication services. In 2004 OJSC "VolgaTelecom" was actively developing this trend.

Major events in 2004:

Table 8.

January - April	Meetings with analysts and reviewing of their proposals of versions of consolidation and development of cellular companies of the Volga region. The analysts from "Nicoil" and "APEX Emerging Markets Finance" groups took part in reviewing this project.
May	Sales of cellular business assets acknowledged by OJSC "Svyazinvest" to be non-core and inefficient: sale of 15% equity stake of CJSC "Saratov system of cellular communication"; of 51 % equity stake of LLC "Vyatskaya cellular communication"; of 100 % equity stake of LLC "Udmurtskie cellular communication" and 60 % equity stake of CJSC "Cellular communication of Mordoviya".
June	Appointment of deputy to the General Director for mobile communication.
June	Acquisition of interest of a large cellular communication operator "Ulyanovsk GSM" in the amount of 9%, after this transaction the equity stake of OJSC "VolgaTelecom" in this operator increased to 60%.
July	Trial operation of mobile communication network of new generation on the basis of CDMA-450 technology in Samara branch of OJSC "VolgaTelecom". The services are rendered under the brand name "StriZH".
July	Sale of 49 % interest of CJSC "Digital networks of Udmurtiya"; its controlling bloc of stock belonged to competing mobile communication operator OJSC "Mobile TeleSystems".
July - August	Generation of cellular business development strategy by OJSC "VolgaTelecom" experts and by the largest cellular communication operator of the Volga region, affiliate company CJSC "Nizhny Novgorod cellular communication".
August – October	Reviewing of cellular business development Strategy at the Management board and the Committee in OJSC "Svyazinvest".
November	Approval of cellular business development Strategy of OJSC "VolgaTelecom" and the schedule of measures for its implementation at the Board of directors.
December	Commencement of work of the Department of mobile communication.
December	Acquisition of 100 % interest of GSM operator in the Republic of Mordoviya CJSC "RTCOM" within the terms of realization of the Strategy of cellular business development.
December	Approval of acquisition of 100 % interest of CJSC "Kirovtelecom" with the view to develop GSM operator on its basis.

It should be also noted that in 2004 GSM-1800 networks were commissioned in affiliate company OJSC "Tatincom-T", in associated companies CJSC "Saratov-Mobile" and CJSC "Chuvashiya Mobile".

The experts from the largest and experienced affiliate company CJSC "Nizhny Novgorod cellular communication" providing GSM services in Nizhny Novgorod oblast were actively involved for consulting assistance and solution of issues of operating activities.

Within the terms of GSM networks development in the Volga region OJSC "VolgaTelecom" acted as surety under the contracts of Huawei telecom equipment supply to CJSC "Saratov-Mobile" and CJSC "Chuvashiya Mobile". 100 % affiliate company CJSC "Nizhny Novgorod cellular communication" acted as surety under the credits for the development of these companies of the total amount of 30,5 million rubles. Also CJSC "Nizhny Novgorod cellular communication" purchased telecom equipment for the amount of US$2,7 million and farmed it out to OJSC "Tatincom-T".

Major performances of cellular business development in affiliate companies:

Table 9.

OJSC "VolgaTelecom" market share in total base of cellular subscribers of 5 regions, including	2004	2003
	25 %	33 %
1. CJSC "Nizhny Novgorod cellular communication"	41 %	48 %
2. OJSC "VolgaTelecom" branch in the Republic of Maryi El	50 %	80 %
3. CJSC "Ulyanovsk GSM"	37 %	49 %
4. CJSC "Orenburg GSM"	10 %	15 %
5. OJSC "Tatincom-T"	10 %	14 %

Despite the reduction of market shares due to competition with federal operators of cellular communication, CJSC "Nizhny Novgorod cellular communication", OJSC "VolgaTelecom" branch in the Republic of Maryi El providing services under the brand name "Aline" and CJSC "Ulyanovsk GSM" managed to retain the leading position at the services markets of their regions.

Table 10.

Total number of cellular communication subscribers, thousands, including	2004	2003	Change, %
	1 215	635	191 %
1. CJSC "Nizhny Novgorod cellular communication"	720	368	
2. OJSC "VolgaTelecom" branch in the Republic of Maryi El	105	55	196 %
3. CJSC "Ulyanovsk GSM"	150	84	191 %
4. CJSC "Orenburg GSM"	60	31	179 %
5. OJSC "Tatincom-T"	180	97	194 %

For year 2004 the subscriber's base of affiliated companies, including the branch in the republic of Maryi El increased by 91%. Together with associated companies the subscriber's base made out 1 275 thousand subscribers vs. 665 thousand in 2003.

Table 11.

Cellular communication services total receipts, millions of rubles, including	2004	2003	Change, %
	2 418	1 985	122 %
1. CJSC "Nizhny Novgorod cellular communication"	1 319	1 028	128 %
2. OJSC "VolgaTelecom" branch in the Republic of Maryi El	210	137	153 %
3. CJSC "Ulyanovsk GSM"	373	319	117 %

4. CJSC "Orenburg GSM"	136	73	187 %
5. OJSC "Tatincom-T"	381	428	89 %

In 2004 the average monthly income per 1 subscriber amounted to about US$10 (in 2003 US$14).

Major development trends for year 2005.

In 2005 it is scheduled to continue the activities for the development of cellular business in accordance with the approved Strategy. As of the end of April of the current year the business-plans are approved, the tenders are held and the contract are concluded for the equipment supply to expand cellular communication networks in affiliate companies.

Special attention will be paid to the networks development in new regions - in the Republic of Mordoviya and in Kirov oblast. It is scheduled to obtain licenses for rendering GSM900/1800 services and to construct the networks in Penza oblast and in Chuvashiya Republic.

It is planned to increase the total number of cellular subscribers in affiliate companies to 2 040 thousand subscribers and the growth of revenues to 34% vs. 2004. Herewith it is scheduled to retain the market share at the level of 25% in the regions where cellular communication services are provided.

4.2. The Company's tariff policy.

Within the terms of RF Government reorganization held in 2004 a new regulatory body was established – Federal Service for Tariffs (Russia's FST)

Joint activity of the Company and of FST resulted in the increase of tariffs for local communication services; at the average the tariffs were increased by 26% and became effective since October 1, 2004. The tariffs for DLD calls became uniform for all the branches of the Company and categories of the consumers.

During the past year for the purpose of expanding the subscriber's base and increasing its market share the Company conducted flexible tariff policy as regards non-regulated tariffs for communication services. Simultaneously the task of making current price-lists of the Company's branches uniform was being solved.

Adoption in 2005 by RF Government of a number of framework regulatory documents in elaboration of RF Law "On communication" will facilitate the expansion of our capabilities for the improvement of tariff policy.

4.3. Other activity trends recognized as strategically important for the Company's development in marketing strategy, in the sphere of services, customer's segments, and also the priorities in the area of regional policy.

The Company's prospects at telecom market.

Taking into account the development of regional telecom market the Company has set strategic goal to year 2006:

1. The major strategic goal of the Company to year 2006 – to hold leading position at communication services market of the Volga region and to retain the total share of the market at the level of at least 50% by technical performances and at least 80% by receipts (without regard to cellular operator) and at least 38% by receipts inclusive of cellular communication.
2. It is scheduled to increase the share of the Company's receipts in the structure of regional markets of the following services:

- recording communication – 69,4 % in 2005, 73,7 % in 2006;
- local communication – 87,3 % (2005), 90,2 % (2006);
- voice information transmission services – 54 % (2005), 59,9 % (2006);
- Internet access services – 69,8 % (2005), 72 % (2006);
- cable TV – 29,8 % (2005), 36,5 % (2006).

3. Retaining of the share of business sector in the Company's receipts at the level of at least 42%, the increase by 2006 of the receipts in the segment of commercial VIP-customers from 8% to 15,2%.
4. The increase of the receipts in residential sector segment to 57%.

As of January 1, 2005 OJSC "VolgaTelecom" provides services to over 1 thousand of corporate and VIP-customers. The share of business sector in the Company's receipts is 44,5 % (out of them 80,3 % from commercial organizations and 19,1 % from budget organizations).

Improvement of competitive struggle, further activation of operations by cellular and alternative operators are prerequisites for losing by a number of branches of their positions in business sector by 2006 and as a result the reduction of share in their receipts and the receipts of the Company upon the whole.

The share of business sector in the Company's receipts in 2004-2006.

Table 12.

Services	2004	2005	2006
Mobile communication services	20,26 %	20,26 %	21,04 %
Recording communication (Internet including)	55,61 %	57,09 %	56,50 %
DLD & ILD	49,87 %	47,63 %	47,56 %
Connection and traffic transit	100,00 %	100,00 %	100,00 %
Radio communication, radio broadcasting, TV	89,84 %	11,11 %	9,19 %
Local telephone communication	26,06 %	24,39 %	25,25 %
Use of all types of payphones	2,60 %	0,31 %	0,65 %
TOTAL	44,53 %	42,78 %	42,54 %

However, the realization of a number of programs for promoting the services rendered by OJSC "VolgaTelecom" (e.g. the Program of promoting wideband access networks) will allow for:
- increasing the receipts from access services to information resources from 52,7 % to 56,6 %;
- increasing the receipts from other value-added services (IP-telephony, Intelligent network services);
- increasing the receipts from commercial VIP-customers from 7,9 % to 16 %.

V. THE PROSPECTS OF THE COMPANY'S DEVELOPMENT

Priorities in services area.

In services area – priority development of value-added services (Internet access, IP-telephony, VPN, intelligent networks services, Call-centers, cable TV) and the increase of their share in the total receipts. It is they that are the most vulnerable for the attacks from the competitors who for the most part are specializing in them.

On the ground of the outlook of telecom sector development made on the basis of the results of conducted marketing researches the Company's receipts structure is expected to change by the end of year 2006.

Chart 5.


Estimated structure of the Company's receipts in 2006
0,74%
1,59%
7,73%
46,20%
32,45%
0,89%
10,40%
Mobile communication services
Recording communication (Internet including)
DLD & ILD
Connection and traffic transit
Radio communication, radio broadcasting, TV and satellite communication
Local telephone communication
From connections provided by all types of payphones

It is expected that by 2006 the share of receipts from value-added services in the total receipts of the Company will grew to 9,5%.

Chart 6.


Receipts behaviour from value-added services
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
4,2%
6,5%
9,5%
2003
2004
2006

Priorities in customer's segments.

Currently one of the priority trends of OJSC "VolgaTelecom" activity is to lineup the system of customers' servicing and in the first place - the customers of large corporate sector.

Improvement of competitive struggle, further activation of operations by cellular and alternative operators are prerequisites for losing by a number of branches of their positions in business sector by 2006 and as a result the reduction of share in their receipts and the receipts of the Company upon the whole.

However, the realization of programs for promoting the services rendered by the Company and in particular, the Program of promoting wideband access networks will allow for

increasing the receipts from access services to information resources from 52,7 % to 56,6 %; from commercial VIP-customers from 7,9 % to 16 %, and also from other value-added services (IP-telephony, Intelligent network services).

Chart 7.

The share of business sector in the Company's receipts


120,00%
100,00%
80,00%
60,00%
40,00%
20,00%
0,00%
20,26%
20,26%
21,04%
55,61%
57,09%
56,50%
49,87%
47,63%
47,56%
100,00%
89,84%
11,11%
9,19%
26,06%
24,39%
25,25%
2,63%
0,31%
0,65%
Mobile communication services
Recording communication (Internet including)
DLD & ILD
Connection and traffic transit
Radio communication Radio broadcasting, TV
Local phone communication
Use of all types of payphones

At present in the segment of corporate customers the rapid growth of demand for wide-band Internet access and data transfer is observed – over 60% per a year. Large customers will be guided to the use of universal IP-technologies to ensure the control over expenses.

As the large companies will be more and more involved into the processes of inter-regional and international integration, they will be rapidly increasing the consumption of long distance communication services. Moreover, it is forecast that the growth of traffic will set off the reduction of tariffs and partial migration of traffic to IP channels.

It is planned that in order to improve the quality of servicing each VIP-customer will be allocated a personal manager, his/her duties will be organization and provision of qualitative and prompt servicing of the VIP-customer, consultation of the VIP-customer on the issues of services rendering, monitoring, analysis and control of quality of services rendered to VIP-customers, maintenance of VIP-customers database, etc.

Priorities in regional development.

Marketing strategy defines three key regions for OJSC "VolgaTelecom" – Nizhny Novgorod, Samara and Saratov oblasts. These regions are the most attractive for the competitors and it is exactly there where OJSC "VolgaTelecom" fights for its market positions in the first place. The economy of the key regions will be outstripping the growth rate; their attractiveness is confirmed by the fact that above all it is exactly here where the alternative operators are actively investing. The return on investments in these regions is higher than in other branches of the Company.

Along with a large number of regional alternative operators large All-Russia operators are present at the markets of these oblasts. It is these companies conducting aggressive marketing policy, developing modern telecom technologies, using flexible tariff policy (with individual approach to each customer) and large number of sales personnel, clear progressive system of personnel motivation that pose the main threat.

New tariff plans, loyalty programs for high-yielding subscribers, special integrated proposals for separate segments are being developed and introduced to stimulate the demand. Special activities are elaborated to improve the competitiveness of foreground regional branches that will allow for strengthening the Company's positions in all 11 regions of the cover area.

It should be noted that despite dynamic development of alternative operators OJSC "VolgaTelecom" has serious competitive advantages:

- Availability of developed infrastructure;
- Wide network of communication offices;
- Stable financial status allowing for investing into new high-technology communication services.

In order to efficiently administer its competitive advantages and to ensure its presence in all profitable segments of services market OJSC "VolgaTelecom" consistently realizes marketing strategy. At the same time to meet the demand for telecom services to the utmost the Company finds the ways of cooperation with alternative operators within the terms of adopted Federal Law "On communication".

Investment policy.

The volume of investments allocated by the Company for realization of the development program for 2005 amounts to 5,2 billion rubles. In the total volume of investments the expenses for equipment acquisition amount to 58 %, construction and installation works – 37 %.

The analysis of efficiency of the investment plan for 2005 for the projects with financial return by payback time:

Table 13.

	Less than 1 year		From 1 year to 5 years		From 5 to 10 years		Over 10 years	
	value	% to the total	value	% to the total	value	% to the total	value	% to the total
1. Projects with financial return - total	x	x	x	x	x	X	x	x
The number of projects, pieces	18	4	226	53	171	40	12	3
Total volume of investments – total, thousand rubles.	47370	1	3 043 713	56	2 202 149	41	120 184	2
Planning year inclusive	32672	1	2 319 434	60	1 466 302	37	75 481	2
1.1. Out of them - the projects of traditional telephony	x	x	x	x	x	X	x	x
The number of projects, pieces	7	39	158	70	138	81	11	92
Total volume of investments, thousand rubles	18169	38	1088864	36	1331078	60	71194	59

	Less than 1 year		From 1 year to 5 years		From 5 to 10 years		Over 10 years	
	value	% to the total	value	% to the total	value	% to the total	value	% to the total
Planning year inclusive	14188	43	863740	37	1001604	68	40981	54
1.2. Out of them – value-added services	x	x	x	x	x	X	x	x
The number of projects, pieces	8	44	42	19	6	4		
Total volume of investments, thousand rubles	12 028	30	1 191 101	39	285 888	13		
Planning year inclusive	5 411	18	1 068 761	46	132 414	9		

For reference: The number of investment nature projects, total – 792 pieces.

Average profitability index of investment plan for 2005 is 184 %, including the projects with financial return - 247,2 %.

Physical indicators of the plan.

Commissioning of the Company's main production capacities:

Table 14.

Indicator	Measure unit	Plan for 2005	Including by the quarter			
			1	2	3	4
Commissioning of numbering capacity of fixed-line communication:	numbers	445048	25884	68032	133660	217472
Including for replacement (of the total commissioning)	*numbers*	*208334*	*10710*	*29650*	*48602*	*119372*
Including rural exchanges	numbers	65414	10148	15186	12990	27090
Including the numbers of rural exchange replacement	*numbers*	*42766*	*7510*	*8172*	*10392*	*16692*
Including city exchanges	numbers	379634	15736	52846	120670	190382
Including the numbers of city exchange replacement	*numbers*	*165568*	*3200*	*21478*	*38094*	*102796*
Commissioning of numbering capacity of mobile communication	numbers	189500	20000	32000	63600	73900
Total commissioning of numbering capacity	numbers	634548	45884	100032	197260	291372
Gain of basic phone sets	numbers	232000	50616	55017	52907	73460
Commissioning of trunk line exchanges	channels	14810			5960	8850
Backbone trunks and intra-zonal transmission lines, total	km	1747	89	361	3	1294
Out of them - intra-zonal transmission lines	*km*	*1747*	*89*	*361*	*3*	*1294*
Including: • cable transmission lines	km	1542	89	234	3	1216
• microwave radio transmission lines	km	205	0	127	0	78

Indicator	Measure unit	Plan for 2005	Including by the quarter			
			1	2	3	4
• commissioning of trunk line exchanges, of nodes of automatic switching, of zonal transit nodes	channels	14810	0	0	5960	8850
Gain of extension of DLD (ILD) phone channels - total	thousand channel-km	2402,76	856,5	229,54	220,32	1096
Including: • formed by digital transmission systems over fiber-optic lines	thousand channel-km	2356,86	856,5	176,54	220,32	1103,5
• formed by digital transmission systems over digital microwave radio transmission lines	thousand channel-km	73,1	0	53	0	20,1

Development of electric communication network.

Realization of the investment plan will allow for increasing the level of digitalization from 56,5 % to 62,5 %.

As of 31.12.2005 the installed capacity of local telephone network due to realization of the Company's investment plan will be 4952,5 thousand numbers.

Table 15.

Type of telephone exchange	Plan for 2005	
	Indicator, thousand numbers	% of total installed capacity
Crossbar automatic telephone exchanges	1548,386	31,26
Quasi-electronic automatic telephone exchanges	229,26	4,63
Electronic automatic telephone exchanges	3095,603	62,51
Step-by-step decimal automatic telephone exchanges	79,22	1,60
Total	4952,469	100,00

Automatic trunk line exchanges (ATLX).

Realization of the investment plan for 2005 does not envisage the increase at the Company's networks of the number of automatic trunk line exchanges (ATLX) (13 exchanges – out of them 12 are digital exchanges and 1 is quasi-electronic).

ATLX total capacity will grow by 22,7 thousand channels and amount to 155,47 thousand channels. Herewith, the capacity of all digital ATLXs will be 95,3 % of the total capacity.

Retirement from service.

In 2005 it is scheduled to retire from service 2288,85 km of transmission lines, including:

- cable transmission lines - 1358,74 km;
- overhead transmission lines - 746,11 km;
- microwave radio transmission lines - 184 km.

In 2005 it is scheduled to retire from service 187,352 thousand numbers of analog exchanges, out of them:

- 82,098 thousand numbers of step-by-step decimal automatic telephone exchanges (it will make out 51 % of total capacity of step-by-step decimal automatic telephone exchanges);
- 105,254 thousand numbers of crossbar automatic telephone exchanges (it will make out 14 % of total capacity of crossbar automatic telephone exchanges).

VI. THE RESULTS OF THE COMPANY'S DEVELOPMENT IN PRIORITY TRENDS

Major performance indicators of activity, the results of communication sub-industries operation and the prospects of their development.

DLD.

As of 01.01.05 the total extension of DLD channels made out 19988,2 thousand channel-km, including of digital network 18228,2 thousand channel-km (91,2 %). The gain of the channels extension made out 4751,4 thousand channel-km, including the gain of digital network 5244,8 thousand channel-km.

The extension of digital network channels is formed by the systems of synchronous (16878,4 thousand channel-km – 92,6%) and plesiochronous (1349,8 thousand channel-km – 7,4 %) digital hierarchy.

Out of total channels extension the extension over cable transmission lines made out 94,4 % (18871,4 thousand channel-km), and out of them with the use of fiber-optic cable - 89,9 % (16957,8 thousand channel-km).

The change of DLD channels extension occurred due to:

1) completion of construction and commissioning of fiber-optic transmission lines and microwave radio transmission lines in OJSC "VolgaTelecom" branches (+4164,3 thousand channel-km), including:

- in the Republic of Maryi El (+329,3 thousand channel-km)
  Fiber-optic transmission line: Orshanka- N.Toryal – Sernur and microwave radio transmission line: Gornyak - Paranga
- in Kirov branch (+71,7 thousand channel-km)
  Fiber-optic transmission line: Belaya Kholunitsa – Omutninsk and Kirov – Kumeny - Nolinsk
- in the Republic of Mordoviya (+347,7 thousand channel-km)
  Fiber-optic transmission line: Saransk – Chamzinka – B.Berezniki – Dubenki – Atyashevo and Saransk - Ruzaevka
- in Nizhny Novgorod branch (+418,8 thousand channel-km)
  Fiber-optic transmission line: at the sites (+ 251,0 thousand channel-km)
  Lukoyanov – Gagino - Sergach
  Urazovka – Sechenovo - Pilna
  Lyskovo - Vorotynets
  Microwave radio transmission line: Kr.Baki – Uren - Shakhuniya (+167,8 thousand channel-km)
- in Orenburg branch (+2485,8 thousand channel-km)
  Fiber-optic transmission line at the sites:
  Buzuluk - Buguruslan,
  Orenburg - Iletsk,
  Adamovka - Yasnyi
- in Penza branch (+118,9 thousand channel-km)
  Fiber-optic transmission line at the sites:
  Bashmakovo - Belinskyi,
  Bednodemiyanovsk – Vadinsk and
  Kuznetsks – Sosnovoborsk - Nikolsk
- in Saratov branch (+85,1 thousand channel-km)
  Fiber-optic transmission line at the sites:
  Arkadak - Turki,
  Krasnoarmeisk - Zolotoe,
  Balashov - Saratov,

Balakovo - Volsk

- in the Republic of Udmurtiya (+94.6 thousand channel-km)

  Fiber-optic transmission line at the sites:

  Sarapul - Kiyasovo,

  Glazov - Balezino and

  Izhevsk – Yak.Bodiya - Igra

- in Ulyanovsk branch (+149,2 thousand channel-km)

  Fiber-optic transmission line at the sites:

  Kuzovatovo – Barysh – B.Syzgan - Inza

- in Chuvashiya Republic (+63,2 thousand channel-km)

  Fiber-optic transmission line at the sites:

  Kanash – Komsomolskoe – Yalchiki – Shemursha – Batyrevo - Ibresi;

2) additional employment of digital transmission networks over existing fiber-optic transmission lines and microwave radio transmission lines in OJSC "VolgaTelecom" branches (+ 1443,5 thousand channel-km);

3) retirement from service of analog transmission systems over cable, overhead and microwave radio transmission lines (- 856,4 thousand channel-km).

For the transit of outgoing DLD and ILD traffic in OJSC "VolgaTelecom" branches 37958 outgoing DLD channels are employed, including 37391 channel (98,5 %) on lines equipped with outgoing automatics devices, 158 channels (0,4 %) with semi-automatics devices and 408 channels (1,1 %) with manual operation.

To provide order-wire communication at the networks of OJSC "VolgaTelecom" branches 1311 order-wire channels are organized which makes out 0,9 % of the number employed terminal phone channels formed by terminal equipment of transmit systems while the allowable rate is 3,0 %.

The installed capacity of DLD switches at OJSC "VolgaTelecom" made out 3556 channels, and the equipped capacity - 817 channels (23 %).

OJSC "VolgaTelecom" branches continued the activities for the transfer of ordered-enquiry service "07" from district centers to oblast's center and due to this DLD switches in district centers were dismantled.

As switching equipment of automatic trunk line exchanges OJSC "VolgaTelecom" branches employ electronic exchanges S-12 of "Alcatel", AXE-10 of "Ericsson" (Sweden), EWSD of "Siemens" (Germany) and one quasi-electronic exchange "Kvarts".

In 2004 Saratov branch of OJSC "VolgaTelecom" commissioned new automatic trunk line exchange S-12 with WR 1A software version, with installed capacity of 6300 channels, automatic trunk line exchanges in Kirov city, Yoshkar-Ola town, Orenburg city and in Penza city were upgraded.

OJSC "VolgaTelecom" branches carried out the activities for the replacement of DLD payphones having the payment system by cards and slugs for the universal ones.

The investment plan for 2005 envisages the construction and commissioning of fiber-optic transmission lines of the total length of 1542 km and of digital microwave radio transmission lines of 205 km long. As a result the extension of DLD phone channels will increase by 2592,7 thousand channel-km, including those formed by digital transmission systems by 2759,2 thousand channel-km. The gain of outgoing automatic channels of automatic trunk line exchanges will make out 1551, out of them for zonal communication – 1390 channels.

Development of city's telephone network.

During 2004 at city's telephone networks the Inter-Regional Company "VolgaTelecom" completed the construction and commissioned the equipment of 82 city's telephone exchanges of total installed capacity of 484141 numbers.

The major input to the installed capacity of city's telephone networks was contributed by digital telephone exchanges. During 2004 the share of digital exchanges in the total capacity

of switching equipment at the Company's city's telephone networks increased from 54,86 % to 63,42 %.

Utilization factor of installed capacity of all exchanges installed at OJSC "VolgaTelecom" PSTNs increased from 93,2 to 93,6 %.

The reduction of total number of exchanges by 146 ATXs occurred due to disassembly of a large number of analog exchanges (crossbar exchanges, K-100/2000, step-by-step decimal exchanges and crossbar ПСК-1000 sub-exchanges).

As of 01.01.2005 the number of ATXs in cities, towns and urban-type settlements made out 792 with the total installed capacity of 3963,73 thousand numbers. For 2004 the gain of basic telephone sets amounted to 215390. After the commissioning of new ATXs the number of city's phones with automatic access to DLD telephone network increased by 214,76 thousand numbers and made out 3604,22 thousand numbers.

The installed capacity of ATXs with time-based billing system for local calls increased by 338,95 thousand numbers; out of them 97,97 thousand numbers are in commercial operation.

Totally fir the Inter-regional Company the number of corporate PABXs having access to local telephone networks reduced by 35 and by 4 increased the number of exchanges of electric communication operators, mainly in rural telephone networks having the access to city's telephone networks.

The installed capacity of corporate PABXs reduced by 18,18 thousand numbers, herewith the installed capacity of exchanges of electric communication operators having access to the Company's city's telephone networks increased by 232,17 thousand numbers and made out 2182,7 thousand numbers.

During the year the share of electric communication network of other operators in total capacity of PSTN increased from 35,0 % to 36,4 %.

The number of basic telephone sets per 100 residents amounted to 26,8 and in oblast's centers - 29,0.

The investment plan for 2005 envisages the construction and commissioning of exchanges of total capacity of 379,6 thousand numbers at city's telephone networks. By the end of 2005 the installed capacity of city's telephone network exchanges, taking into account dismantling of analog equipment, will be 4155,0 thousand numbers. The gain of basic telephone sets is scheduled in the quantity of 200370 sets. As a result the utilization factor of ATX installed capacity will reach 94% by the end of 2005.

172,4 thousand numbers out of the numbering capacity of digital ATXs to be commissioned in 2005 will be allocated for the replacement of outdated analog switching equipment. Herewith the level of digitalization of switching equipment at city's telephone networks will be 69,1 %. The installed capacity of ATXs having automated time-based billing system function will be 3651,1 thousand numbers.

Development of rural telephone network.

In 2004 rural telephone communication was further developed. During the year 163 ATXs with total capacity of 55477 numbers were commissioned.

Reclamation of dismantled equipment of crossbar exchanges allowed for the Company's branches to install and upgrade the existing exchanges by 1770 numbers.

As of 01.01.2005 5002 exchanges of total capacity of 746957 numbers are in operation in rustic units. After fulfilling the plan of development the utilization factor of installed capacity increased from 87,6 % to 89,2 %.

The installed capacity of digital ATXs at rural communication networks increased by 43753 numbers and by the end of 2004 it amounted to 148981 numbers or 19,99 % of total installed capacity of the switching equipment. The growth for the year was – 5,74 %.

By the end of 2004 at rural telephone network of Kirov branch of OJSC "VolgaTelecom" only one manually operated exchange remains in operation; it is located in village Berezovo of Afanasievsky district and its installed capacity is 50 numbers.

Thanks to commissioning of digital ATXs, upgrading and equipping crossbar exchanges with ANI devices, the installed capacity of ATXs having automatic access to DLD telephone network increased by 44764 numbers and by the end of the year it amounted to 736449 numbers or 98,6 % of the total installed capacity.

The installed capacity of ATXs having time-based billing system is 118680 numbers or 15,9 % of the total installed capacity of rural ATXs, which is by 45836 numbers more than in 2003.

Thanks to commissioning of digital transmission systems and activities to liquidate overhead communication lines, the share of digital channels at rural communication networks made out 89,3 % of the total number of the equipped ones.

Due to introduction of new payphones and transfer of existing payphones to card payment system an also due to the replacement of local payphones for the universal ones, the number of universal payphones with card payment system increased by 303 and made out 1034 payphones.

For 2004 the gain of basic phone sets at rural communication networks amounted to 42941 numbers.

As a result of activities to develop rural telephone communication, the number of basic telephone sets per 100 residents by the end of 2004 reached 12,1.

The plan of rural telephone network development for 2005 envisages:

- commissioning of new switching equipment and upgrading of existing ATXs by 65414 numbers, with the replacement of analog ATXs of 35970 numbers capacity;
- the gain of basic telephone sets – 31630;
- further introduction of ANI equipment;
- replacement of analog transmission systems at interoffice trunks with the digital ones.

By the end of 2005 the installed capacity of ATXs at rural telephone networks, dismantled analog systems being taken into account, will be 775,3 thousand numbers.

By the end of 2005 utilization factor of ATX installed capacity will grow to 90%. By the end of the year digitalization level of switching equipment at rural telephone networks will be 25,7 %. The installed capacity of ATXs having automatic time-based billing system function will be 144,8 thousand numbers.

Recording communication.

In 2004 OJSC "VolgaTelecom" branches carried out the activities to modernize recording communication networks.

Low-frequency telegraph systems were separated at trunk and intrazonal directions (Samara - Novosibirsk, Kirov – Rural Communication Center 06001, Kirov - Nolinsk, Izhevsk - Mozhga, Izhevsk – Glazov, and Cheboksary - Novocheboksarsk).

100 baud channels were organized at the hops: Nizhny Novgorod - Samara, Samara - Novosibirsk, Samara – Nizhny Novgorod and at some intrazonal hops of the branches.

Circuit switch "ATOL" was replaced in Samara branch of OJSC "VolgaTelecom" with mini-STIN "Primary Digital Channel-64" and "Message switching" – "Channel switching" links were organized in Nizhny Novgorod.

The following stations were turned off: "ПТСК-80" in Nolinsk town, "Kurok" and "ЦКС-Т2-РН" in Samara city, "АТК-20" in Zhigulevsk town, Syzran town, Otradnoe town, Pugachev town, Kanash town, in settlement Urmary, "АТ-ПС-ПД" and "ЭТК-КС" in Cheboksary town.

Integrated station for 300 points of connection was commissioned in Yoshkar-Ola town. Telegraph switching server "Vector-2000" was installed in Chuvashiya Republic branch of OJSC "VolgaTelecom", it comprises switching, channelizing equipment and the software designed to organize the process of transmission, collection, processing and storing incoming and outgoing recording (telegraph) correspondence. This equipment operates on the existing com-

munication network by using voice frequency channels and allows for using the advantages of modern digital communication networks in telegraphy.

The activities were carried out to transfer telegraph traffic of tributary offices to data transfer network.

Wire broadcasting.

In 2004 OJSC "VolgaTelecom" branches carried out the activities for the switch over to on-air broadcasting from unprofitable wire broadcasting in rural areas.

During the last year 427 radio centers were closed, 1410 settlements were disconnected from wire broadcasting network. Total dropout of room speakers made out 538974 units, and 515 thousand room speakers were switched over to on-air broadcasting. As of 01.01.05 the number of room speakers switched over VHF-FM broadcasting made out 1 650 000 units.

The branches sold 40000 VHF receivers ("Solo" of Kirov make, "Karat" of Penza factory, "Lira" Izhevsk factory, inclusive of 20 000 "Solo" receivers purchased in 2004 by the General directorate under the contract with affiliate company LLC "Vyatka-page" from Kirov city). The receivers were sold at full cost or under the contracts by installments.

Total extension of overhead lines is 15190 km, on power transmission lines - 32512 km; cable lines – 11884 km, during the year 26469 km of wire line broadcasting were removed.

In large cities and towns, in district centers semi-conductor equipment was installed (amplifiers "Enisey", "Luch" and transmitters "МПВ", "УПТВ-2x30", "УПТВ-2x120") – 42 radio centers were reconstructed in the following branches: Samara, Ulyanovsk, Orenburg, Saratov, Nizhny Novgorod, the Republics of Udmurtiya and Mordoviya.

During the year the branches carried out the activities of providing radio broadcasting equipment services for mass events, the receipts from these services amounted to 1 million 500 thousand rubles.

Loudspeaker equipment was purchased in Chuvashiya Republic branch. Central control room was reconstructed in Izhevsk city, "Otzvuk" equipment was purchased to transmit broadcasting programs at radio centers in Saratov branch. "Dekart" equipment was installed in Nizhny Novgorod branch.

In 2004 in order to improve economic performances of wire broadcasting industry the tariffs for rendering wire broadcasting services to residential sector were revised.

The fee for using room speaker for residential sector was:

Table 16.

Kirov	18 rubles
Maryi El	13 rubles
Mordoviya	20 rubles
Nizhny Novgorod	15 rubles
Orenburg	18 rubles
Penza	18 rubles
Samara	15 rubles
Saratov	18 rubles
Udmurtiya	22 rubles
Ulyanovsk	18 rubles
Chuvashiya	15 rubles

The branches jointly with the General directorate considered and approved: the program of switching wire broadcasting networks to on-air broadcasting for 2004-2007 period and the program of reconstruction of wire broadcasting networks of Republics' and oblasts' center cities for 2004-2007 period; the following activities are scheduled in these programs:

- reduction of maintenance costs,
- reduction of lines of combined hanging of wire broadcasting with power transmission lines;

- reconstruction of city's wire broadcasting networks;
- installation of VHF transmitters to increase the broadcasting cover area;
- systematic realization of VHF receivers to residential sector;
- improvement of quality of wire broadcasting and on-air broadcasting services.

Television and radio broadcasting.

I. Television.

The following was done to improve the reliability and quality of operation of TV broadcasting facilities of radio transmission repeater center in Orenburg branch:
- 100 W "РПТДА" TV transmitters were replaced with "ТСА-100Д", "ТСА-100М", "АВТ" transmitters in settlements – Bogorodskoe, Burtinskyi, Marksovskyi, Nikolskoe, Revolutsionnyi, Sofievka, Yangarskyi, Grachevka, Nizhnepavlushkino, Pervomaiskyi;
- "ДМТ-1000" digital satellite receive system was installed in village Mezhdurechie of Belyaesk district instead of on-air receive of Orbita-4 program.

II. Radio broadcasting.

The Company purchased 29 VHF-FM radio broadcasting transmitters of 65,9 – 74,0 and 87,5 – 108,0 ranges; installed 11 VHF transmitters of "Utes" and "Ugra" type in Samara and Orenburg branches as per the program of switching the subscribers of wire broadcasting to on-air broadcasting (2004 – 2007).

Licenses are being obtained with Main Radio Frequency Center for 18 transmitters (Penza branch, Kirov branch and the branch in the Republic of Udmurtiya).

Radio broadcasting transmitter "ДРВ 2x20" of 50 kW power, at 270 kHz on radio-1 with "Radio of Russia" program was dismantled in Orenburg city.

To distribute "Radio of Russia" program in Orenburg "СРВ-10" transmitter of 10 W power on radio № 5 was connected.

III. Cable TV.

Cable TV network was commissioned in cities and towns of 5 branches of the Company: in Kirov branch (Kirov city), Orenburg branch (Orenburg city), Samara branch (Samara city, Neftegorsk town), branch in the Republic of Maryi El (Kozmodemiyansk town), and branch in the Republic of Mordoviya (Ruzaevka town). The expansion of cable TV network is going on in Nizhny Novgorod city, in the Republic of Maryi El and in the Republic of Chuvashiya. MMDS network was expanded in Samara branch, now it also covers the territory of village Otradnoe. The number of TV channels broadcasting was increased: in Syzran town to 23 channels and in Toliyatti town to 12 channels.

The installed capacity of cable TV network was expanded by 53 000 of potential subscribers (or by 32%) and by the end of 2004 it made out 224 000 potential subscribers. The gain of cable TV networks for the year amounted to 18104 subscribers. As a result as of 01.01.05 the number of cable TV networks subscribers reached 126124 users.

The following services are rendered at cable TV networks of the branches:
- Internet access (Nizhny Novgorod city, the Republic of Maryi El);
- Access to data transfer network (Orenburg city);
- TV programs broadcasting (all the branches);
- Radiobroadcasting programs broadcasting (Nizhny Novgorod city, the Republic of Maryi El),
- Video by request (the Republic of Maryi El).

As of 01.01.05 the number of programs broadcast over cable TV networks in the branches is:

- Kirov (Kirov city)	– 16 programs
- Mordoviya (Ruzaevka town)	– 5 programs
- Nizhny Novgorod (Nizhny Novgorod city)	– 36 programs
- Maryi El (Kozmodemiyansk town	– 14 programs
Yoshkar-Ola town)	– 32 programs

- Orenburg (Orenburg city) – 10 programs
- Samara (Samara city – 21 program
  Neftegorsk town) – 16 programs
- Saratov (Saratov city) – 24 programs
- the Republic of Chuvashiya – 24 programs, including:

NTV, ORT, RTR, Dariyal TV, Rambler, MTV, TV-3, Ren-TV, TV schoolchild, STS, Culture, Sport, TVTs, TNT, 7-TV, Muz TV, STYLE, RBC, TDK, Mir TV, TV-1000, History, Illision, 02-TV, 4 channels of "ZonaVision", XXL.

The programs are distributed on the basis of contracts (agreements or licenses) with the companies.

Since 01.01.05 General contracts were concluded with foreign broadcasting companies to distribute the programs: "TV-3", "Discovery", "Animal Planet", "VH-1", "Eurosport", "XXL", "TV-1000", "Viasat History", this allowed to reduce the price for one subscriber and simplify the procedure of contracts conclusion with the broadcasters within the Inter-Regional Company.

For 2005 the Company's branches are set the task for further development of the market of cable TV network to realize the entire range of telecom network services: high rate Internet, wideband access to data transfer network, video by request, delivery of large number of high quality TV programs to the customers, security alarm system, fire alarm, etc.

New services.

The services of regional multi-service networks (data transfer networks).

In 2004 the number of active users of dial-up Internet access services was 341 000. Over 8 200 ports are allocated to organize access over leased lines.

The rate of growth of the number of dial-up and leased line users in 2004 branch wise:

Table 17.

Branches	The rate of growth of users, %	
	Dial-up access	Leased line access
Kirov	141 %	204 %
The Republic of Maryi El	145 %	149 %
The Republic of Mordoviya	161 %	260 %
Nizhny Novgorod	156 %	279 %
Orenburg	143 %	926 %
Penza	178 %	305 %
Samara	323 %	142 %
Saratov	181 %	459 %
The Republic of Udmurtiya	none	none
Ulyanovsk	163 %	277 %
The Republic of Chuvashiya	156 %	139 %
OJSC "VolgaTelecom"	183 %	253 %

Annually the number of Internet users grows by 1,7 – 2 times. Vs. 2003 the gain of dial-up access users made out 151 000, the growth rate - 180%.

The gain of engaged ports to provide leased line access made out about 5 000, the growth rate – 250%.

The growth of leased line access users is achieved due to active introduction of xDSL wideband digital access service. By the results of 2004 in the entire Company the number of xDSL-based connection points exceeded 4,6 thousand, herewith the greatest number of xDSL ports is engaged in Nizhny Novgorod branch (2,5 thousand or 54%).

"Internet-density" reflecting the percentage of OJSC "VolgaTelecom" telephone communication subscribers who use the Company's services of Internet dial-up access increased to

7,8 %. This growth was facilitated by the development of "Internet for all" service which is very popular among general public.

Chart 8.

Chart: "Internet-density" dynamics in 2001-2005.


12,0%
10,0%
8,0%
6,0%
4,0%
2,0%
0,0%
1,4%
2,8%
4,6%
7,8%
10,0%
2001
2002
2003
2004
2005

Chart 9.

Chart: Distribution of "Internet-density" between the branches as of 01.01.2005


10,00%
9,50%
9,00%
8,50%
8,00%
7,50%
7,00%
6,50%
6,00%
5,50%
5,00%
Plan for 2005 - 10%
7,48%
8,06%
7,84%
9,03%
8,64%
6,48%
5,81%
9,10%
8,03%
6,89%
6,98%
7,79%
kirov
The Republic of Maryi El
The Republic of Mordoviya
Nizhny Novgorod
Orenburg
Penza
Samara
Saratov
The Republic of Udmurtiya
Ulyanovsk
The Republic of Chuvashiya
OJSC "VolgaTelecom"

In 2004 the introduction of "Internet for all" service in Samara branch allowed for increasing "Internet-density" indicator from 1,9% to 5,8%.

According to medium-term plans of data transfer network and Internet development it is scheduled to increase sharply the number of Internet and data transfer network services users.

The estimated dynamics of growth is presented in the chart below:

Chart 10.


1400
1200
1000
800
600
400
200
0
160
140
120
100
80
60
40
20
0
150,0
1167,6
885,3
95,0
647,5
60,0
460,8
341,3
27,8
190
8,2
107
3,4
52
1,6
0,85
2001
2002
2003
2004
2005
2006
2007
2008
Dial-up access, thousand
Leased line access, thousand

For 2005 the gain of dial-up access users is scheduled in the volume of 120 000 users, as a result by the end of the year the number of users will be 460 000 and "Internet-density" indicator will be at least 10%.

The gain of users by leased line access to data transfer network is scheduled in the volume of 19 600 subscribers. By the end of 2005 the number of ports at access nodes engaged for the services of leased line access to data transfer network will be 27 800 (at least – 0,6% of the equipped numbering capacity of telephone network).

In accordance with the development program by the end of 2008 it is planned to increase the number of Internet and data transfer network services users to 22% of equipped capacity by dial-up access and to 3% by leased line access.

Intelligent network services.

One of the largest projects is the construction of OJSC "VolgaTelecom" Intelligent network on the basis of uniform platform. At present the first phase of the project is realized – the construction of Intelligent network in Nizhny Novgorod branch of the Company.

The purpose of the project is to render Intelligent network services at the territory of the Volga region. The following services were selected for realization: free phone call, voting over the phone, universal access number, uniform service card and pre-paid call.

FPH, VOP, UAN and PPC services are realized in Nizhny Novgorod branch of OJSC "VolgaTelecom" on the basis of Tellin® intelligent platform (it is of Huawei Technologies make). At present VOT and STC services are realized on the basis of "Ericsson AXE-10" switch in the branch in the Republic of Udmurtiya.

For 2005 the receipts from Intelligent network services in the entire Company amounted to 102,3 million rubles, herewith 96,5 million rubles (94%) were received from STC services.

Intelligent network services receipts:

Table 18.

Branches	Intelligent network services receipts	Including:				
		STC	VOP	PPC	UAN	FPH
	rubles	rubles	rubles	rubles	rubles	rubles
Kirov	-	-	-	-	-	-
The Republic of Maryi	3 526 700	3 526 700	-	-	-	-

El						
The Republic of Mordoviya	1 753 354	1 753 354	-	-	-	-
Nizhny Novgorod	12 569 138	12 041 171	186 079	279 162	29 846	32 881
Orenburg	2 438 111	2 438 111	-	-	-	-
Penza	10 632 127	7 202 344	-	-	3 429 783	-
Samara	12 743 143	10 995 615	84 134	1 428 258	235 136	
Saratov	13 604 966	13 604 966	-	-	-	-
The Republic of Udmurtiya	24 417 385	24 376 028	-	-	-	41 357
Ulyanovsk	13 005 500	13 005 500	-	-	-	-
The Republic of Chuvashiya	7 579 738	7 579 738	-	-	-	-
OJSC "VolgaTelecom"	102 270 162	96 523 527	270 213	1 707 420	3 694 765	74 238

STC service is rendered in all the branches of OJSC "VolgaTelecom" (exclusive of Kirov branch) on the basis of the following equipment:

1. "Svetets" in Nizhny Novgorod, Samara, Saratov branches and in the branch of the Republic of Chuvashiya.
2. "Protey" in the Republic of Mordoviya, Penza and Ulyanovsk branches.
3. "Excellent" in the branch of the Republic of Maryi El.
4. "Unit CK-512" in Orenburg branch.
5. "Ericsson AXE-10" in the Republic of Udmurtiya branch.

As of 31.12.2004 about 70 contracts for Intelligent network services were concluded in Nizhny Novgorod branch of OJSC "VolgaTelecom". "Voting over phone" (VOP) service is widely spread. It is especially popular with Nizhny Novgorod TV company "Seti-NN". Voting results are presented during live broadcast of information review "Kstati". Upon the whole during 2004 320 000 connections were registered for this service. The volumes of rendered services are constantly growing.

Development of Call Service Centers.

Software-hardware complexes of Call Service Centers (CSC) are installed in 3 branches of the Company:

- in the Republic of Maryi El (on the basis of "Definity" equipment, 50 automated work stations);
- in Nizhny Novgorod (on the basis of "Definity" equipment, 65 automated work stations),
- in the Republic of Udmurtiya (on the basis of "Protey" platform, 52 automated work stations).

In other 8 branches the lines of ATX series selection, stages of calls distribution or computer telephony systems are used to render inquiry-information services. As of 2005 beginning the total number of automated work stations at CSC is 585.

The major kinds of inquiry-information and ordered services rendered by the branches are the following:

- booking of DLD calls;
- directory inquiry service 09;
- paid inquiry service about subscriber's phone number if his/her data are incomplete;
- inquiry service for communication services settlements;
- inquiry service for area codes;
- STC;
- booking of telegrams;
- booking of advertisements in mass media;
- inquiry services about goods and services;
- auto information services.

In accordance with the Company's purpose-oriented program of CSC construction and inquiry-information services development the following activities are scheduled for 2005:
- construction and commissioning of CSC software-hardware complexes in eight branches of the Company;
- upgrade of existing platforms of CSC in 3 branches.

By the end of 2005 the number of automated work stations for inquiry-information and ordered services will increase to 890.

Capital construction and investment activity.

6964,5 million rubles of capital investments were spent during 2004. In addition, fixed assets to the amount of 42,6 million rubles were acquired. Altogether, the investments into the fixed-capital assets amounted to 7 007 million rubles, 110 % to target figure.

Chart 11.

Chart: Volume of capital investments


8000
7000
6000
5000
4000
3000
2000
1000
0
3469
4514
6964,5
2002
2003
2004

In 2004 construction and installation works program for the total amount of 2 856,7 million rubles was over fulfilled, which is 129 % to the target.

The equipment to the amount of 3 815,3 million rubles was delivered, which is 98 % to the plan.

Fixed assets in the amount of 6 929,9 million rubles were commissioned (106 % to the plan).

During 12 months of 2004 539,618 thousand numbers of local telephone communication were commissioned, which is 104 % to the plan. In comparison with 2003 the commissioning of capacities in 2004 increased by 24,5 %.

GSM cellular network in the branch in the Republic Maryi El was upgrade by 51 000 numbers, and in Samara branch by 6,6 thousand numbers of the basis of BS NMT-450 equipment.

2652 km of intrazonal transmission lines were constructed, out of them:
- 2530 km of fiber-optic transmission lines, 100 % to the plan. The greatest share of commissioning of fiber-optic transmission lines falls on:
Saratov branch – 444 km;
Nizhny Novgorod branch – 303 km;
Kirov branch – 257 km;
Samara branch – 246 km;
Orenburg branch – 235 km;
Branch in the Republic of Chuvashiya – 225 km.
- 122 km of microwave radio transmission lines with the plan of 114 (107% to the target), including:
Kirov branch – 48 km;

Nizhny Novgorod branch – 30 km;
Branch in the republic of Maryi El – 29 km;
Orenburg branch – 15 km.

22 170 DLD channels at automatic trunk line exchanges were commissioned (124% to the plan), out of them:
Saratov branch – 6300 channels;
Branch in the republic of Maryi El – 5490 channels;
Samara branch – 5280 channels.

13 666 m^3 of commercial objects were constructed:
- in Nizhny Novgorod branch communication center buildings were constructed in village Sechenovo and Parizhskoi communy settlement;
- in Orenburg branch additional building to communication center structure and to garage was constructed in Sorochinsk town;
- in Saratov branch additional building to communication center structure in Krasnyi Kut and central transmit point building in Engels town were constructed.

During 2004 the expenses for the development of local telephone communication amounted to 4 434,9 million rubles or 63,7 % of the total volume of investments. The investments to DLD telephone communication amounted to 754,2 million rubles or 10,8 % of the total volume of investments. Investments to mobile communication development amounted to 191,6 million rubles (2,8% of the total volume of investments). 500,6 million rubles or 7,2 % were spent for the development of new services and technologies, which is by 84 million rubles more than in 2003. Out of them:
- Data transfer network - 338 million rubles (4.8%);
- Internet - 84,1 million rubles (1,2%);
- Cable TV - 66,3 million rubles;
- Call-centers - 10,5 million rubles.

Chart 12.


Chart: Industry structure of investments in 2004
Cellular communication 2,8%
Other 15,5%
New services 7,2%
ILD & DLD 10,9%
Local communication 63,7%

In 2004 capital investments allocated for the introduction of new technologies considerably increased vs. 2003.

Altogether in 2004 500,6 million rubles were allocated for the development of new services which is 7,2% to the total volume of investments.

Investment projects of 2004 are aimed at the development of data transfer networks in oblast's centers of the Volga Federal district, installation of DSL ports, organization of data transfer networks nodes in district's centers, construction and expansion of cable TV networks, construction and expansion of capacities of CSCs.

Internet and data transfer networks services.

In 2004 the first phase of the project "Inter-regional multi-service corporate data transfer network of OJSC "VolgaTelecom" was realized.

The object of investments is the construction of corporate data transfer network (inter-regional multi-service network) of OJSC "VolgaTelecom" of total estimated cost of 261,5 million rubles.

The network under construction is subdivided into corporate and commercial segments.

The network's corporate segment is a part of data transfer network being constructed and is designed to meet the demand of OJSC "VolgaTelecom" in modern communication services.

The major tasks are in the area of constructing transparent and efficient informational infrastructure combining the Company's branches into uniform informational space providing access to data and applications.

Commercial segment of the network is all the other part of the network designed for rendering communication services to a wide range of customers in order to get commercial benefit to defray the costs of operation of the corporate network and to get profit.

Corporate data transfer network under construction will have the capability to render the following services:

1. Internet dial-up access services as the most mass ones.
2. Organization of Virtual Private Networks (VPN). Corporate customers having dispersed businesses, offices within the Volga region need to organize information flows for the purposes of production and management with maintaining confidentiality of transmitted information. VPN service is offered to meet the above listed requirements.
3. IP–telephony. At present the growth of IP-telephony traffic is observed. It is explained by costs savings on DLD and ILD calls as compared with traditional telephony.
4. "Co-location" services are the services of locating the equipment (servers). This service ensures 24 hours maintenance of the equipment.
5. Videoconferencing. Leading study centers are actively introducing videoconferencing into the study process. Holding of medicine videoconferences is strategically important task of practical medical care. Holding of videoconferences for medium and small businesses allows for reducing transport and travel expenses, the costs for documents mailing and inefficient phone consultations are saved.
6. Services of Data-centers. Data-center is designed for rendering services of locating information resources of customers at the operator's site:

- lease of physical servers;
- software lease;
- lease of disk space and organization of access to customers information;
- lease of applications (database management system, business applications);
- organization of backup of customers data;
- location of game servers;
- distribution of information government structures;
- distribution of billing system data.

7. Transmission of video clips. The resources of designed data transfer network may be used for transmission of video information between the branches of TV and radio broadcasting companies. Transmission of video clips is planned for the night time when the network's load is minimum.

8. Internet – radio broadcasting. Many popular Russian radio broadcasting companies are represented in Internet.
9. CSC services. Modern call-center is the channel of interaction with customers; it comprises new approaches to marketing, sales, customer service and support. By the principle of receipts the services are classified as follows:
- services rendered directly to customers (e.g. provision of DLD call for the account of called subscriber),
- gratis services – sources of revenues from them are the payments of companies distributing the information in the center's database (for the subscriber the service is free of charge).

During 2004 within the terms of realization of the 1-st phase the equipment for the total amount of 183 million rubles was supplied and commissioned, including for central nodes of the corporate data transfer network in the Company's branches (simplified version); in total 12 nodes including the node in Toliyatti town; spare parts tools and accessories; information security equipment for the general directorate.

According to the design the 2-nd phase of corporate data transfer network project realization includes:
- construction of IP-telephony access nodes in the branches (in total 12 nodes); the equipment was supplied in 2004;
- information security equipment purchase for 11 branches. The equipment is to be supplied in quarters 1-2 of 2005;
- development of regional segments of data transfer networks of the branches. The equipment is partially supplied; the phase completion is scheduled in 2005.

Due to year 2004 investments to data transfer network and Internet development the number of active dial-up access users in OJSC "VolgaTelecom" amounted to 341 000 per month. Over 8,2 thousand ports are engaged to organize leased line access.

Annually the number of Internet users grows by 1,7 – 2 times. Vs. 2003 the gain of dial-up access users made out 151 000, the growth rate - 180%. The growth rate is the highest in Samara branch (323%). The lowest is in Kirov (141%), Orenburg (143%) and in the Republic of Maryi El (145%).

The gain of engaged ports to provide leased line access made out about 5 000, the growth rate – 250%. The rate of growth is the highest in Orenburg (926%), Saratov (459%) and Penza branches (305%). The lowest is in the Republic of Chuvashiya (139%), Samara (142%) and the Republic of Maryi El (149%) branches.

The growth of leased line access users is achieved due to active introduction of xDSL wideband digital access service. By the results of 2004 in the entire Company the number of xDSL-based connection points exceeded 4,6 thousand, herewith the greatest number of xDSL ports is engaged in Nizhny Novgorod branch (2,5 thousand or 54%).

"Internet-density" reflecting the percentage of OJSC "VolgaTelecom" telephone communication subscribers who use the Company's services of Internet dial-up access is growing. This indicator characterizes the branches activity in promoting Internet service. By the results of 2004 "Internet-density" for the entire Company was 7,8% (increase by 3,2% vs. 2003).

Cable TV networks (CTVN).

In 2004 66,3 million rubles were allocated for new construction and expansion of CTVN. The activities for CTVN development were carried out in 8 branches of the Company: Kirov, the Republics of Maryi El and Mordoviya, Nizhny Novgorod, Orenburg, Samara, Saratov and in the Republic of Chuvashiya. In 2004 Kirov branch started to render CTVN services: the project of multi-service cable TV network for 8000 subscribers was designed; the network segment for 2830 subscribers was constructed. The branch in the Republic of Mordoviya designed the project and caries out the activities for creation of the network of multi-channel digital on-air broadcasting as per DVB-T standard.

In 2004 the revenue from rendering CTVN services amounted to 50,5 million rubles, with the rate of growth of 166%. The installed capacity of cable TV networks was expanded by

53 000 potential subscribers or by 32% and as of the end of 2004 it made out 224 000 potential subscribers. The number of connected subscribers exceeded 130 000 which makes 585 of the network capacity. The plans for 2005 envisage the increase of the total number of subscribers to 155 000 users.

Call Service Centers (CSC).

In 2004 in 3 branches of the Company new CSCs were constructed and the existing CSCs were upgraded. Altogether 10,5 million rubles were allocated for the development of this service.

6.1. Investment policy

Table 19.

№	Index description	Measure unit	2003	2004	The rate of index change 2004/2003 (in %)
1.	Investments in fixed-capital assets - total, including:	Million rubles	4514,0	6964,5	154,3
	in respect of sub-industry structure:				
1.a	- traditional telephony	Million rubles	3037,0	4434,9	146,0
	- DLD & ILD		523,6	757,2	144,6
	- new services and technologies		360,2	500,6	139,0
	- other		593,2	1271,8	214,4
	in respect of reproduction structure:				
	- new construction	Million rubles	1841,1	1977,2	107,4
1.6	- expansion		1803,5	3474,4	192,6
	- reconstruction		539,0	850,7	157,8
	- upgrading (modernization)		330,4	662,2	200,4
2.	The Company's own funds invested in fixed-capital assets	Million rubles	2728,5	3275,0	120,0
3.	Raised funds invested in fixed-capital assets	Million rubles	1785,5	3689,5	206,6
4.	Fixed assets commissioned	Million rubles	4158,9	6929,9	166,6
5.	Productive facilities commissioned (according to the data of annual reporting, forms C-1, C-2)	Thousand numbers	433,4	539,6	124,5
		km	2155	2652	123,1

6.2. Basic indexes of network development

Table 20.

№	Indexes	Measure unit	2003	2004	The rate of index change 2004/2003 (in %)
1	2	3	4	5	6

1.	The gain of length - of DLD (intrazonal) telephone channels, total	Thousand channel/km	3655,1	4751,4	129,99
	Including those formed by digital transmission systems	Thousand channel/km	3851,5	5244,8	136,18
2.	Gain of quantity of basic telephone sets, total, *Including:*	Thousand units	247,29	258,331	104,46
	- CTN;	Thousand	218,7	215,4	98,48
	- RTN	Thousand	28,6	42,9	150,31
3.	The gain of outgoing automatic channels of automatic trunk exchange , total	Channels	3997	4422	110,63
	Zonal communication including	Channels	3034	2470	81,41
4.	Installed capacity	Thousand numbers	4463,4	4710,7	105,54
5.	Equipped capacity	Thousand numbers	4118,9	4376,9	106,26
6.	The network's digitalization	%	47,7	56,5	8,8

6.3. The Company's basic economic performances.

Table 21.

Index description	Measure unit	2003	2004	The rate of index change 2004/2003 (in %)
Proceeds (exclusive of VAT)	Thousand rubles	14 677 305	18 604 604	126,8
Tariff income	Thousand rubles	14 242 307	18 171 248	127,6
Costs	Thousand rubles	10 487 864	13 264 137	126,5
Income before tax	Thousand rubles	2 850 360	2 989 751	104,9
Cost-efficiency by balance-sheet profit	%	27,18	22,54	-4,64
Net profit	Thousand rubles	2 001 256*	2 056 268	102,8
Cost-efficiency by net profit	%	19,08	15,50	-3,58
Prime cost of 100 rubles of proceeds	rubles	71,46	71,29	99,8

*Comments to the table: * Net profit is reflected in terms comparable with those of 2004. The comparison was caused by the change of the Company's accounting policy as regards the reflection of reserves for leaves and remunerations.*

By the results of the year the Company hit the scheduled targets of receipts and profit.

For 2004 services sales proceeds amounted to 18 605 million rubles which makes 126,8 % of growth vs. the proceeds level of the past year. The plan for proceeds was overfulfilled by 253,5 million rubles.

Tariff income percentage in the proceeds is growing and for 2004 it amounted to 97,7 % (in 2003 – 97 %).

The Company's operation efficiency is reflected in the increase of the size of operating profit.

Chart 13.


Chart: Sales profit
Million rubles
1 843
3 171
4 189
5 341
2001
2002
2003
2004

6.4. Income structure in respect of kinds and categories of consumers for 2004.

Table 22.

Services	Total (VAT excluding) thousand rubles	Including	
		From budgetary organizations, thousand rubles	From residential sector, thousand rubles
Communication services - total Including:	18 171 248,5	1 437 622,4	10 268 033,4
DLD and ILD telephone communication	6 531 820,9	607 707,0	3 256 702,4
City's telephone communication	6 730 847,4	530 012,4	5 024 978,2
Rural telephone communication	1 039 208,8	96 912,0	824 047,1
From connections provided by the use of all kinds of payphones	210 217,4	176,5	205 477,1
Recording communication:	900 953,0	108 475,4	395 693,8
Including: from services of access to information resources	701 717,5	62 180,8	315 798,1
from services of voice information transmit	15 495,0	134,4	5 397,8
Radio communication, radio broadcasting, TV and satellite communication	124 083,0	54 003,7	49 606,3
Wire broadcasting	390 862,1	29 541,3	332 631,7
Mobile communication	217 690,9	6 890,2	173 994,1
ISDN services	33 632,5	2 291,8	3 286,8
Intelligent networks services	5 746,7	24,6	4 902,7
Connection and traffic transit services	2 019 818,3	3 879,3	

The information is cited on the basis of data of form 65-svyaz for year 2004.

The Company's 2004 income structure is presented below.

Chart 14.

Chart: The structure of the Company's income for 2004.



1,2
0,2
11,1
2,2
0,7
5,0
1,2
5,7
35,9
37,0
DLD & ILD
City's phone communication
Rural phone communication
Services by all types of payphones
Recorging communication
Radio communication, radio broadcasting, TV and satellite communication
Wire broadcasting
Mobile communication
ISDN services
Connection and traffic transit

Changes occurred in industry structure of the Company's income in 2004 vs. 2003: the share of income from connection and traffic transit services increased, while the share from local DLD and ILD reduced. The reduction of share from local communication services has been observed for the last three years; in the first place it is connected with the activity of alternative operators at telecom services market and especially at the market of mobile cellular communication services. Recording communication services income increased vs.2003 due to the development of information resources access services.

The percentage of income from connected operators in the total volume of communication services increased from 5,5% in 2003 to 11,1% in 2004.

In 2004 the percentage of new services in the total volume of communication services was 5,2%. The income amounted to 938,2 million rubles. During the last three years over 1 348 rubles were invested into the development of this sector. Internet occupies dominant position – 74,7% (income of 701,7 million rubles) in the structure of new communication services income. The growth rate is 171,4 %. The income from Internet access over leased lines amounted to 280,8 million rubles and from dial-up access services to 420,9 million rubles. The major portion of gain of Internet services income was due to the development and increase of the volume of services. Herewith, the development occurred both in dial-up access (the rate of income growth - 159,4 %), and in leased line access (the rate of income growth - 193,8 %). During 2004 the number of dial-up access users increased by 183 % and made out 341 192 men as of the year end. During 2004 the number of leased line users increased two times and made out 6829 subscribers.

TV broadcasting income are growing at priority rates - 136,7 %, and in 2004 in the structure of TV services income cable TV services income grew faster (the rate of growth - 166,2 %). High rates of cable TV services income were due to the increase of the number of subscribers and to the conducted tariff policy. As of the end of 2004 the number of cable TV network subscribers was 130956, which is by 18105 subscribers more than in the relevant period of 2003 (the rate of growth - 116 %).

In 2004 the gain of income from services rendering in the entire Company amounted to 3 928,9 million rubles, out of them due to:

- development of local communication and growth of DLD exchange by 1 160,8 million rubles or 29,5 % of the amount of income gain;
- growth of volume of rendering the services of access to information resources by 292,3 million rubles or 7,4 % of the amount of income gain, including due to the growth of volume of dial-up services by 157 million rubles;
- increase of communication services tariffs - 1 266 million rubles or 32,2 % of the amount of income gain, including due to the increase of tariffs for communication services regulated by the state by 933,2 million rubles or 23,8 % of the total amount of income gain;
- development of connection and traffic transit services, including transit of OJSC "Rostelecom" incoming traffic by 1240,5 million rubles or 31,5 % of the total amount of income gain.

6.5. The structure of expenses (aggregate) for 2004.

Table 23.

Expenses elements	2003 (thousand rubles)	2004 (thousand rubles)	Gain (thousand rubles)	Growth rate (in %)
Wage costs	3 433 068	4 472 235	1 039 167	130,3
Deductions to social insurance	1 155 543	1 455 349	299 806	125,9
Fixed assets amortization	1 533 958	1 911 622	377 664	124,6
Material costs	780 516	1 018 921	238 405	130,5
Expenses for OJSC "Rostelecom" services	1 377 380	1 905 283	527 903	138,3
Other expenses	2 207 399	2 500 727	293 328	113,3
Expenses, TOTAL	10 487 864	13 264 137	2 776 273	126,5

For 2004 the Company's expenses amounted to 13 264 million rubles, the rate of growth vs. the past year is 126,5 %. In 2004 the rates of proceeds growth are a little higher (126,8 %) than the rates of expenses growth (126,5 %), which affected positively the fulfillment of the prime cost figure set by the budget (the prime cost of 1 ruble amounted to 71,29 kopecks instead of 72 kopecks scheduled in the budget); vs. the past year the prime cost of 1 ruble of proceeds reduced by 0,2 %. In 2004 the structure of expenses essentially did not change.

Chart 15.

Chart: the structure of the Company's operating costs.


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
21,0
13,1
14,6
7,4
43,8
18,9
14,4
14,4
7,7
44,7
2003
2004
Othet expenses
Expenses for "Rostelecom"
Amortization deductions
Material costs
Wage costs

During the past year the gain of expenses amounted to 26,5 % , out of them 18,7 % - due to three expenses items: wage costs, expenses for settlements with OJSC "Rostelecom" and amortization deductions.

In 2004 the wage costs vs. the past year increased by 1 039 million rubles (or by 30,3 %) and amounted to 4 472,2 million rubles. The growth of costs under this item is related with the increase of salary due to gradual increase of rate for the 1-st grade.

In 2004 the costs under "Amortization deductions" item amounted to 1 911,6 million rubles and vs. the past year they increased by 377,7 million rubles. Basically it is related to the commissioning of the fixed assets during the year. It should be noted that in 2004 the rate of growth of amortization deductions (124,6 %) is considerably lower of the same indicator in 2003 (151 %). The reduction of the growth rates is related to the cancellation in quarter 3 of year 2004 of accelerated capital allowance factor for earlier commissioned equipment.

During 2004 the expenses for OJSC "Rostelecom" services (the share in expenses is 14,4 %) grew by 528 million rubles or by 38,3 % and amounted to 1 905,3 million rubles. Basically the growth occurred due to the change of methods of settlements for rendered services since the second half of year 2003.

Material costs (the share in expenses is 7,7%). For 2004 the material costs amounted to 1 018,9 million rubles with the rate of growth vs. the past year of 130,5 %. Considerable growth of material costs was caused by: the increase of expenses for writing-off the fixed assets of the value to 10 000 thousand rubles, the growth of expenses for fuel (according to State statistics committee the price index for fuel industry for 2004 – 164,7 %) and the increase of expenses for cable products.

Other expenses grew at lower rates when compared with the rates of operating costs growth – the rate of growth is 113,3 %, which naturally resulted in the reduction of percentage of this item of expenses in the structure of operating costs.

6.6. Basic performances of the Company's activity.

During the report year OJSC "VolgaTelecom" met the budget targets of balance-sheet and net profit.

The Company's income indexes are the following:

- net profit amounts to 2 056 million rubles (in 2003 - 2 001 million rubles – the net profit is reflected in conditions comparable with those of 2004). The comparison is caused by

the change of the Company's accounting policy as regards the reflection of reserves for leaves and remuneration), which exceeds the set parameters of the budget for 2004;

- sales profit amounts to 5 340,5 million rubles (in 2003 - 4 189 million rubles);
- income before tax – 2 989,8 million rubles (in 2003 - 2 850 million rubles).

In 2004 the cost efficiency of sales income fir the entire Company is 40,3 % (the target was 38,9 %).

Cost efficiency by income before tax - 22,5 % (the plan target is 19,8%).

Cost efficiency by net profit - 15,5 %, which meets the scheduled targets.

Operating rates of efficiency are provided in the table below:

Table 24.

№№	Index description	Measure unit	2003	2004	Index growth rate (%)
1.	Revenue per a line	Rubles	3 663	4 314	117,7
2.	Expenses per a line	Rubles	2 617	3 075	117,5
3.	Operating profit per a line	Rubles	1045	1 238	118,5
4.	Revenue per an employee	Thousand rubles	285	379	133,0
5.	Expenses per an employee	Thousand rubles	203	270	132,7
6.	Operating profit per an employee	Thousand rubles	81	109	133,8
7.	The number of average lines per an employee	Lines	78	88	113,0
8.	Personnel return	Rubles	4,3	4,2	96,8
9.	Share of new services income in the proceeds	%	4,2	5,2	+1,0
10.	EBITDA	Thousand rubles	4 732	5 463,9	115,5
11.	EBITDA in proceeds	%	32,2	29,4	-2,8

6.7. Information about the Company's net assets.

Table 25.

	As of 01.01.2005
1. The amount of net assets (thousand rubles)	14 822 820
2. Charter capital (thousand rubles)	1 639 765
3. Reserve fund (thousand rubles)	81 988
4. Ratio of net assets to the charter capital (line 1/line 2) (%)	903,96
5. Ratio of net assets to the amount of charter capital and reserve fund (line 1/(line 2+line 3)) (%)	860,91

During the report period the net assets grew by 1 631 131 thousand rubles or by 12 %.

VII. MAJOR AREAS OF PROFIT DISTRIBUTION

7.1. Report on major areas of profit distribution for 2003.

Table 26.

№№	Index description	Measure unit	Profit distribution for 2003	
			Approved by the general meeting of stockholders on 22.06.2004	Actually distributed
1	2	3		4
1.	Net profit for 2003	Thousand rubles	2 009 438	2 009 438
2. Major areas of profit usage:				
2.1.	To cover past years losses	Thousand rubles		
2.2.	To form the reserve fund In % to the profit	Thousand rubles %		
2.3.	To form special fund of corporization of the Company's employees (if its formation is stipulated by the constituent documents) In % to the profit	Thousand rubles %		
2.4.	To pay dividends In % to the profit	Thousand rubles %	426 889 21,24	426 889 21,24
2.5	To increase the joint-stock capital as related to undistributed profit of the report year In % to the profit	Thousand rubles %	1 582 549 78,76	1 582 549 78,76

7.2. Major scheduled areas of distribution of profit for 2004.

Table 27.

№№	Index description	Measure unit	AMOUNT
1	2	3	4
1.	Net profit of the report year	Thousand rubles	2 056 268
2.	**Major areas of the report year profit distribution:**		
2.1.	To cover past years losses	Thousand rubles	
2.2.	To form the reserve fund In % to the net profit	Thousand rubles %	
2.3.	To form special fund of corporization of the Company's employees (if its formation is stipulated by the constituent documents) In % to the net profit	Thousand rubles %	
2.4.	To pay dividends In % to the net profit	Thousand rubles %	544 552,3 26,48
2.5.	To increase the joint-stock capital as related to undistributed profit of the report year In % to the net profit	Thousand rubles %	1 511 715,7 73,52

VIII. REPORT ON THE PAYMENT OF DECLARED (CHARGED) DIVIDENDS ON THE COMPANY'S SHARES

- The resolution on payment of dividends for 2003 was passed by the general meeting of stockholders on June 22, 2004;
- The resolution of the general meeting of stockholders set July 15, 2004 as the date of the beginning of dividends payment;
- July 15, 2004 is the actual data of dividends payment beginning;
- The size of dividends to be paid on one share:
  Ordinary stock – 0,9186 ruble,
  Preferred stock – 2,4510 rubles;
- The dividends are paid in cash, by bank transfer, and by wire transfer;
- For 2003 the dividends were charged in the amount of 426 888 978,94 rubles. As of December 31, 2004 the amount of paid dividends is 415 073 326,15 rubles or 97,2 % of the total amount of dividends due to payment. The balanced amount of dividends (11 815 652,79 rubles) was not paid due to non-provision by a part of stockholders of their requisites for funds transfer, errors in the register of the requisites for funds transfer, untimely introduction of changes in the requisites of stockholders' customer accounts, probate cases proceedings, non-appearance of stockholders for funds receiving.

Dynamics of declared (charged) dividends on the Company's shares
(per one share).

Table 28.

Security kind	2002		2003		2004 *	
	Amount (rubles)	% to the face value	Amount (rubles)	% to the face value	Amount (rubles)	% to the face value
Ordinary stock	0,7066	14	0,9186	18,37	1,3779	27,56
Preferred stock	1,7954	35	2,4510	49,02	2,5082	50,16

*Comments to the table: * the size of dividends proposed by the Company's Board of directors for the approval at the annual general meeting of stockholders is indicated.*

IX. INFORMATION ABOUT MOST REVENUE-INTENSIVE TRANSACTIONS MADE BY THE COMPANY

In 2004 the Company did not make revenue intensive transactions.

On January 9, 2004 the Board of directors approved the transactions related to acquisition by the Company of the property the cost of which is from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined as per the data of its book records as of the last report date, - the contract of opening nonrevolving credit line, concluded by the Company with OJSC "Russia's Savings Bank" on the following material terms and conditions: the subject of the transaction – opening by Russia's Savings Bank to the Company of nonrevolving credit line, the limit of the credit line – 709 000 000 rubles, the rate of interest – not higher than 14% per year, the term of the credit – five years; and the contract of fixed assets pledge concluded by the Company with OJSC "Russia's Savings Bank" on the following material terms and conditions: the subject of the transaction – provision by the Company in pawn to Russia's Savings

Bank of the property to guarantee the execution of credit liability, secured liability – contract of opening nonrevolving credit line with the limit of 709 000 000 rubles, not higher than 14% per year, with the term of 5 years, the subject of pledge – equipment, the residual cost of the subject of pledge is 842 608 123,23 rubles. The contract became effective on February 9, 2004.

On January 14, 2004 the transactions with OJSC "National Payphone Network" were approved. In accordance with chapter XI of Federal law "On Joint-stock companies" such transactions are classified as related party transactions, and namely the contract on internetworking № 17029, the contract of connecting payphone network of OJSC "NPN" to PSTN of OJSC "VolgaTelecom" in Nizhny Novgorod city and agency contract concluded by the Company:

1. The following material terms and conditions were approved under the contract between OJSC "NPN" and OJSC "VolgaTelecom" on internetworking of communication operators in the course of providing communication services in Nizhny Novgorod city:

- On the basis of market price, the price of services rendered by the Company to OJSC "NPN" under contract № 17029 is defined, it consists of:

- For payphones accepting OJSC "NPN" payphone card as per Annex № 1 to the contract on internetworking;
- For payphones redeemed by OJSC "NPN" from OJSC "VolgaTelecom" and accepting carton cards and chip-cards with T129 crystal is 30% of the funds received to NPN account for sold cards used in these payphones;

- The subject of the contract – provision by the Company to OJSC "NPN" of PSTN resources for use;
- the transaction's price – according to Annex № 1 to contract № 17029 and item 4.1.2 of contract № 1079;
- OJSC "NPN" considers the customers' claims and makes settlements with the customers;
- OJSC "NPN" is responsible to the customers if the contract is cancelled or suspended;
- The payment of services rendered by the Company is made by OJSC "NPN" on the basis of OJSC "VolgaTelecom" invoice at least within 5 (five) banking days following its receipt;
- Settlements with payphone users are made by OJSC "NPN";
- The contract's term is 5 years;
- The contract became effective on March 30, 2004.

2. The following material terms and conditions were approved under the contract between OJSC "NPN" and OJSC "VolgaTelecom" on connection of OJSC "NPN" payphone network to OJSC "VolgaTelecom" PSTN in Nizhny Novgorod city:

- The subject of the contract – connection of OJSC "NPN" payphone network to OJSC "VolgaTelecom" PSTN;
- The transaction's price – 27 000 rubles;
- The scope of work for the connection is defined by technical specifications;
- The contract became effective on March 30, 2004.

3. The following material terms and conditions were approved under agency contract concluded by the Company with OJSC "NPN":

- The transaction's subject – rendering by the Company to OJSC "NPN" of services of distribution on behalf and at the expense of the latter of payphone cards;
- The transaction's price – 75 000 rubles;
- To define the number of cards required for the Principal's instruction fulfillment, the Agent makes and forwards to the Principal a request for order and transfer of cards. Herewith, the minimum number of cards with single transfer is 5000 pieces, irrespective of the number of cards of each face value specified in the request;
- When the Agent's request for the guarantee of obligations execution to distribute (to sell) the cards is forwarded, the Principal is paid deposit in the amount of 15 (fifteen) rubles VAT including for each card of any face value;

- The cards are transferred as per the Agent's request at the location of the latter or at any other address as agreed by the Parties within the period not later than 30 business days after the deposit receipt (if the request does not stipulate later dates);
- The contract's term is 1 year;
- The contract became effective on March 30, 2004.

On February 19, 2004 the Board of directors approved related party transactions, and namely: conclusion of contracts of non-residential premises rental between OJSC "VolgaTelecom" and CJSC "Orenburg-GSM".

1. The contract of rental of non-residential premises located at: Orenburg oblast, Orsk town, Kosmonavtov avenue, 3. The contract concluded by the Company with CJSC "Orenburg-GSM" has the following material terms and conditions:
- The subject of the contract – provision for rental of non-residential premises of 29,3 m^2 located at: Orenburg oblast, Orsk town, Kosmonavtov avenue, 3;
- The transaction's price – 5207,62 rubles per month exclusive of VAT;
- The parties are responsible for non-execution or improper execution of obligations in accordance with current RF legislation;
- The size of rental fee is changed by the Lessor unilaterally taking into account the inflation and in the following cases:
  - Change of basic rate of rental fee;
  - Change of components for rental fee calculation and reimbursement of public utility services;
- The Lessee after the date of signing the delivery-acceptance certificate every month and not later than the 10-th day of current month makes the payment of rental fee and reimburses public utility services for the current month;
- The contract is concluded for uncertain term.
- The contract becomes effective on the day of its signature. The terms and conditions of this contract are applicable to relations occurred between the parties since 27.10.2003.

2. The contract of rental of non-residential premises located at: Orenburg oblast, Buzuluk town, Chapaev str., 8. The contract concluded by the Company has the following material terms and conditions:
- The subject of the contract – provision for rental of non-residential premises of 17,2 m^2 located at: Orenburg oblast, Buzuluk town, Chapaev str., 8;
- The transaction's price – 4891,25 rubles per month exclusive of VAT;
- The parties are responsible for non-execution or improper execution of obligations in accordance with current RF legislation;
- The size of rental fee is changed by the Lessor unilaterally taking into account the inflation and in the following cases:
  - Change of basic rate of rental fee;
  - Change of components for rental fee calculation and reimbursement of public utility services;
- The Lessee after the date of signing the delivery-acceptance certificate every month and not later than the 10-th day of current month makes the payment of rental fee and reimburses public utility services for the current month;
- The contract is concluded for uncertain term.
- The contract becomes effective on the day of its signature. The terms and conditions of this contract are applicable to relations occurred between the parties since 01.01.2004.

3. The contract of rental of non-residential premises located at: Orenburg city, Znamenskikh avenue, 11A. The contract concluded by the Company has the following material terms and conditions:
- The subject of the contract – provision for rental of non-residential premises of 17,7 m^2 located at: Orenburg city, Znamenskikh avenue, 11A.;

- The transaction's price – 5392,97 rubles per month exclusive of VAT;
- The parties are responsible for non-execution or improper execution of obligations in accordance with current RF legislation;
- The size of rental fee is changed by the Lessor unilaterally taking into account the inflation and in the following cases:

- Change of basic rate of rental fee;
- Change of components for rental fee calculation and reimbursement of public utility services;

- The Lessee after the date of signing the delivery-acceptance certificate every month and not later than the 10-th day of current month makes the payment of rental fee and reimburses public utility services for the current month;
- The contract is concluded for uncertain term;
- The contract becomes effective on the day of its signature. The terms and conditions of this contract are applicable to relations occurred between the parties since 20.11.2003.

4. The contract of rental of non-residential premises located at: Orenburg city, Tereshkovoi str., 10 letter E. The contract concluded by the Company has the following material terms and conditions:
- The subject of the contract – provision for rental of non-residential premises of 301,2 m^2 located at: Orenburg city, Tereshkovoi str., 10 letter E;
- The size of the rental fee – 91 771,88 rubles per month exclusive of VAT;
- The parties are responsible for non-execution or improper execution of obligations in accordance with current RF legislation;
- The size of rental fee is changed by the Lessor unilaterally taking into account the inflation and in the following cases:

- Change of basic rate of rental fee;
- Change of components for rental fee calculation and reimbursement of public utility services;

- The Lessee after the date of signing the delivery-acceptance certificate every month and not later than the 10-th day of current month makes the payment of rental fee and reimburses public utility services for the current month;
- The contract is concluded for uncertain term;
- The contract becomes effective on the day of its signature. The terms and conditions of this contract are applicable to relations occurred between the parties since 20.11.2003.

5. The contract of rental of non-residential premises located at: Orenburg city, Pobedy avenue, 178. The contract concluded by the Company has the following material terms and conditions:
- The subject of the contract – provision for rental of non-residential premises of 33,2 m^2 located at: Orenburg city, Pobedy avenue, 178;
- The size of the rental fee – 6954 rubles exclusive of VAT;
- The parties are responsible for non-execution or improper execution of obligations in accordance with current RF legislation;
- The size of rental fee is changed by the Lessor unilaterally taking into account the inflation and in the following cases:

- Change of basic rate of rental fee;
- Change of components for rental fee calculation and reimbursement of public utility services;

- The Lessee after the date of signing the delivery-acceptance certificate every month and not later than the 10-th day of current month makes the payment of rental fee and reimburses public utility services for the current month;
- The contract is concluded for uncertain term;

- The contract becomes effective on the day of its signature. The terms and conditions of this contract are applicable to relations occurred between the parties since 27.10.2003.

6. The contract of rental of non-residential premises located at: Orenburg city, Tereshkovoi str., 10 letter EE2E3 and letter AA1A2A3A4. The contract concluded by the Company has the following material terms and conditions:

- The subject of the contract – provision for rental of non-residential premises of total area of 75 m^2 located at: Orenburg city, Tereshkovoi str., 10 letter EE2E3 and letter AA1A2A3A4;
- The transaction's price - 22 851,56 rubles per month exclusive of VAT;
- The parties are responsible for non-execution or improper execution of obligations in accordance with current RF legislation;
- The size of rental fee is changed by the Lessor unilaterally taking into account the inflation and in the following cases:
    - Change of basic rate of rental fee;
    - Change of components for rental fee calculation and reimbursement of public utility services;
- The Lessee after the date of signing the delivery-acceptance certificate every month and not later than the 10-th day of current month makes the payment of rental fee;
- The contract is concluded for uncertain term;
- The contract becomes effective on the day of its signature. The terms and conditions of this contract are applicable to relations occurred between the parties since 22.09.2003.

On March 11, 2004 the Company's Board of directors approved the transactions related to acquisition, assignment or possibility of assignment by the Company directly or indirectly of assets the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date and namely: the contract of nonrevolving credit line, concluded by OJSC "VolgaTelecom" and "Volgo-Vyatskyi bank of RF Savings Bank" – the limit of funds under the credit line – 1 900 000 000 rubles; the interest rate – 11% per year; the term of the credit – one year, with tranches of 181 day and the transaction related to it – the contract of pledge of fixed assets, concluded by the Company with "Volgo-Vyatskyi bank of RF Savings Bank" with the limit of loan arrears of 237 000 000 rubles. The contract became effective on March 16, 2004.

On March 29, 2004 the Company's Board of directors made the decision:

1. On the approval of transaction with OJSC "Rostelecom". This transaction as per chapter XI of Federal law "On joint-stock companies" is classified as related party transaction. And namely, additional agreement №1 to the contract of internetworking № 05-21/0155 between OJSC "VolgaTelecom" and OJSC "Rostelecom" for traffic transit by codes DEF=805 200, 802 200 and 806 200 is concluded by the Company of the following material terms and conditions:

- The transaction's subject – change of terms and conditions of contract № 05-21/0155, including:
    - Complementing of the contract with services rendered by the Company for traffic transit by codes DEF=805 200, 802 200 and 806 200 at OJSC "Rostelecom" network;
- The transaction's price – 0,045 of conventional unit per a minute of call;
- The validity term – till 1.01.2005 with tacit extension;
- The contract became effective on March 30, 2004.

2. The transaction was approved. It is related to acquisition of property the value of which makes from 0,5 to 25 percent of the Company's assets balance-sheet cost defined on the basis of the data of accounting statement as of the last report date, and namely – the conclusion of contract between OJSC "VolgaTelecom" and LLC "TekhnoServ AC" for the supply of server equipment for Data Processing Center (the transaction's subject – supply of the Equip-

ment as per Specification №1 to Contract №78, mounting and installation of the Equipment, software installation, services for the Equipment delivery. The transaction's price – 118 359 580,50 (one hundred eighteen million three hundred fifty nine thousand five hundred eighty 50/100) rubles, inclusive of 18% VAT in the amount of 18 054 851,26 (eighteen million fifty four thousand eight hundred fifty one 26/100) rubles). The contract became effective on April 2, 2004.

On March 30, 2004 the Board of directors by the majority of votes approved related party transaction – the agency contract concluded with Non-commercial Partnership "Center for investigation of telecommunications development problems" on the following material terms and conditions:

- The transaction's subject – Non-commercial Partnership "Center for investigation of telecommunications development problems" takes upon itself the responsibility to conclude on its own behalf and for account of the Principal (the Principal is represented by OJSC "VolgaTelecom", OJSC "Dalsvyaz", OJSC "North-West Telecom", OJSC "SibirTelecom", OJSC "Uralsvyazinform", OJSC "CenterTelecom" and OJSC "Southern Telecom Company") the contracts aimed for implementation of ERP and CRM management system on the basis of Oracle E-Business Suite software product;
- The amount of funds due to payment by the Company – 1 068 800 (one million sixty eight thousand eight hundred) US dollars and 05 cents;
- The agency contract term – 30.08.2004;
- The total size of the agent's expenses for the execution of the agency contract – 7 443 597 (seven million four hundred forty three thousand five hundred ninety seven) US dollars and 34 cents, VAT including;
- The total size of agency fee under the contract – US$38 000 (thirty eight thousand), VAT including;
- Each party represented by the Principal pays agency fee and compensates the agent's expenses in the amount corresponding to 1/7 of the total amount of funds due to payment under the entire contract;
- The contract became effective on March 30, 2004.

On April 15, 2004 the Board of directors approved:

1. The transactions related to the acquisition by the Company of the property the value of which makes from 0,5 to 25 percent of the Company's assets balance-sheet cost defined on the basis of the data of accounting statement as of the last report date - revolving credit contract concluded by the Company with CJSC "NOMOS-BANK" and the contract of property (equipment) pledge concluded by the Company with CJSC "NOMOS-BANK" (the limit of arrears – 300 000 000 rubles; the interest rate – 12% per year; the credit's term – 1,5 year; the subject of pawn – property (equipment); residual cost of the pawn subject 419 937 933 rubles. The contract became effective on April 21, 2004.

2. The related party transaction, and namely the contract of accepting payments from CJSC "Orenburg-GSM" subscribers for sold communication services, the contract is concluded between OJSC "VolgaTelecom" and CJSC "Orenburg-GSM" on the following material terms and conditions:

- The transaction's subject – acceptance of money funds for cellular communication services of CJSC "Orenburg-GSM" and the sale of express-payment cards;
- The transaction's price – the commission for services of accepting and transfer of money funds paid to OJSC "VolgaTelecom" is 1% of the total amount of payments accepted in favor of CJSC "Orenburg-GSM";
- Money funds are transferred every ten days during 24 hours after the end of a decade net of commission amount;
- Within 10 days period after the end of settlement month OJSC "VolgaTelecom" issues the

invoice to CJSC "Orenburg-GSM" and supplements it with acceptance certificate;
- The contract became effective on April 23, 2004.

On May 6, 2004 the Board of directors:

1. Approved the transaction related to acquisition, assignment or possibility of assignment by the Company directly or indirectly of assets the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – Modification № 3 of April 1, 2004, concluded by the Company with OJSC "RTK-Leasing" to leasing contract № 709-204/03 of March 20, 2003 on the following material terms and conditions: the transaction's subject – modification of terms and conditions of leasing contract № 709-204/03 of March 20, 2003, including: the change since April 1, 2004 of the size of gross leasing rate to 16,42 %; supplement № 2 (payments schedule) to leasing contract № 709-204/03 of March 20, 2003 is to be stated in wording of Supplement 1 to Modification № 3 of April 1, 2004; supplement № 5 (calculation of leasing payments) to leasing contract № 709-204/03 of March 20, 2003 is to be stated in wording of Supplement 2 to Modification № 3 of April 1, 2004. The transaction's price – 190 247 752,62 (one hundred ninety million two hundred forty seven thousand seven hundred fifty two) rubles and 62 kopecks, VAT including.

2. Made the decision to approve the transaction related to acquisition, assignment or possibility of assignment by the Company directly or indirectly of assets the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – contract № 943-204/04 of financial rental (leasing) of movable effects, concluded by the Company with OJSC "RTK-Leasing" on the following material terms and conditions: the transaction's subject – financial rental (leasing) of movable effects the list of which is provided in Supplement № 1 to the contract; gross leasing rate is 16,42% per year; the term of leasing - 60 months; the payments for the supplied equipment start after the equipment commissioning and the transfer of the equipment to leasing; the transaction's price – 243 175 863,2 (two hundred forty three million one hundred seventy five thousand eight hundred sixty three) rubles and 20 kopecks, VAT including. The contract became effective on May 20, 2004.

On May 12, 2004 the Board of directors made the decisions:

1. To approve purchase and sale transaction of the share making up 100% of the charter capital of LLC "Udmurtskie cellular network – 450" at the price equal in rubles to US$ 4 680 000 (four million six hundred eighty thousand) with RF CB US$/ruble rate as of the payment day; the transaction is concluded between the Company and LLC "MC-Direct". The contract became effective on May 25, 2004.

2. To approve the transaction related to the possibility of assignment by the Company of property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – additional agreement № 1 to Contract of guarantee № П-9177 of 09.09.2003 with Joint Stock commercial Savings bank of Russian Federation (OJSC) on the following material terms and conditions:
- The transaction's subject – modification of terms and conditions of contract of guarantee № П-9177 of 09.09.2003, by including into it the terms and conditions on new procedure of defining the interest rate in guaranteed liability, including:

- To state the table of defining the interest rate for the credit starting from Interest period "28.06.2004 - 27.09.2004" in the following wording:

Table 29.

Monthly average credit turnover, rubles	Rate (% per year)
Less than 10 billion	14,0 %
From 10 to 15 billion	12,5 %

From 15 to 20 billion	12,0 %
From 20 to 25 billion	11,5 %
Over 25 billion	11,0 %

- To establish that for the period from 28.03.2004 to 27.06.2004 the size of interest rate under the credit is 11,0 % per year.

- The contract became effective on June 21, 2004.

3. To approve the transaction related to the possibility of assignment by the Company of property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – additional agreement - № 3 Contract of guarantee № 387-02 of 23.10.2002 with Joint Stock commercial Savings bank of Russian Federation (OJSC) on the following material terms and conditions:

- The transaction's subject – modification of terms and conditions of contract of guarantee № 387-02 of 23.10.2002, by including into it the terms and conditions on new procedure of defining the interest rate in guaranteed liability, including:

- To state the table of defining the interest rate for the credit starting from Interest period "28.06.2004 - 27.09.2004" in the following wording:

Table 30.

Monthly average credit turnover, rubles	Rate (% per year)
Less than 10 billion	14,0 %
From 10 to 15 billion	12,5 %
From 15 to 20 billion	12,0 %
From 20 to 25 billion	11,5 %
Over 25 billion	11,0 %

- To establish that for the period from 28.03.2004 to 27.06.2004 the size of interest rate under the credit is 11,0 % per year.

- The contract became effective on June 21, 2004.

On June 7, 2004 the Board of directors approved the transactions related to the acquisition by the Company of property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – the contract of opening nonrevolving credit line and the contract of fixed assets pledge concluded by the Company with OJSC "Russia's Savings Bank" (the limit of credit line – 1 480 000 000 rubles; the interest rate –13,5 % per year; the term of the credit – five years; the subject of pawn – equipment; the cost of pawn subject 1 646 580 294,38 rubles. The contract became effective on June 9, 2004.

On June 21, 2004 the Board of directors approved the transaction with OJSC "Rostelecom". According to chapter XI of Federal law "On joint-stock companies" this transaction is classified as related party transaction. And namely, the contract between OJSC "VolgaTelecom" and OJSC "Rostelecom" for operation-maintenance servicing of the equipment at international telephone exchange in Samara city, the contract is concluded by the Company on the following material terms and conditions:

- The transaction's subject – services of operation-maintenance servicing of the equipment at international telephone exchange in Samara city;

- OJSC "Rostelecom" transfers and OJSC "VolgaTelecom" accepts for servicing the equipment of international telephone exchange according to the list provided in Supplement 1;

- OJSC "VolgaTelecom" ensures the equipment operation in accordance with "The rules of operation of digital trunk line and international exchanges of RF PSTN" and other regulatory documents of the industry;

- The transaction's price – OJSC "Rostelecom" pays to OJSC "VolgaTelecom" the cost of services in the amount of 335052,00 rubles per month exclusive of VAT;
- The term of services rendering – since the date of the contract signature by both the parties – till 31.12.2004. The contract's term may be extended if the parties agree so.

On July 8, 2004 the Board of directors approved the transaction related to assignment by the Company of property the value of which makes from 0,5 to 25 % of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – the contract of sale and purchase of 49 % of shares of the charter capital of CJSC "Digital Networks of Udmurtiya-900" – the transaction's price is US$6 400 000. The contract became effective on May 20, 2004.

On July 20, 2004 the Board of directors approved the transactions related to the acquisition by the Company of the property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – the contract of opening nonrevolving credit line and the contract of fixed assets pledge concluded by the Company with Volgo-Vyatskyi bank of RF Savings Bank (the limit of credit line – 157 000 000 rubles; the interest rate –11,5 % per year; the term of the credit – 370 days; the subject of pawn – equipment; the value of the pawn subject 172 435 605,36 rubles). The contract became effective on July 20, 2004.

On August 9, 2004 the Board of directors:

1. Approved the Company's transaction with OJSC Central Telegraph". According to chapter XI of Federal law "On joint-stock companies" this transaction is classified as related party transaction. And namely, the contract of traffic transit between the users of telematics service of voice information transmit of OJSC "VolgaTelecom" and OJSC "Central Telegraph" on the following material terms and conditions:
- The transaction's subject – traffic transit between the users of telematics service of voice information transmit of OJSC "VolgaTelecom" and OJSC "Central Telegraph";
- The transaction's price – OJSC "VolgaTelecom" pays to OJSC "Central Telegraph" for the services as per the tariffs of Supplement 2 to the contract, OJSC "Central Telegraph" in its turn pays to OJSC "VolgaTelecom" for the services as per the tariffs of Supplement 3;
- The validity term of this contract is 1 (one) year since the date of its signature;
- The validity term of this Contract will automatically extended every next year, if one of the Parties does not notify the other Party in writing at least 30 (thirty) days prior to the expiry date about its intent not to extend the Contract;
- The validity of the Contract may be terminated early by the initiative of one of the Parties if the other party fails to execute the Contract's terms and conditions or in case of disagreement with some modifications of the Contract's terms and conditions. In this case the Contract may be cancelled not earlier than 30 (thirty) days after written notification of the other Party about the cancellation;
- The contract became effective on October 29, 2004.

2. Approved the transaction with OJSC "Rostelecom". According to chapter XI of Federal law "On joint-stock companies" this transaction is classified as related party transaction. And namely, the contract between OJSC "VolgaTelecom" and OJSC "Rostelecom" for mutual rendering of Services on the following material terms and conditions:
- The transaction's subject – mutual rendering of Services specified in Supplement №1 of the said Contract;
- The term of Services rendering – the Contract becomes effective on the date of its signature and is valid till December 31, 2004;
- The validity term of the contract may be extended if the parties agree so;
- The contract became effective on August 31, 2004.

On August 25, 2004 the Board of directors approved related party transaction – Additional agreement № 1 to agency contract № ТД-8-04 of March 31, 2004, concluded by the Company acting on the side of the Principal with Non-commercial Partnership "Center for investigation of telecommunications development problems" on the following material terms and conditions:
- The amount due to payment by the Company due to the conclusion of Additional agreement № 1 to agency contract № ТД-8-04 of March 31, 2004, expanding the scope of the agent's instruction – US$3 313 204,74, including on account of agent's commission – US$16811,60 , on account of compensation of expenses for execution of the agent's instruction – US$3296393,14;
- The time period for the agent's conclusion of transactions which are stipulated by Additional agreement № 1 to agency contract № ТД-8-04 of March 31, 2004 – within 30 days after the Principal's signature of Additional agreement № 1;
- In total the size of the agent's expenses for the execution of the instruction under the contract – US$30 518 349,34;
- In total the size of the agent's commission under the contract – US$155 681,20;
- The contract became effective on August 30, 2004.

On September 9, 2004 the board of directors approved the transaction related to the possibility of assignment by the Company of property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – additional agreement № 2 to agency contract № П-9177 of 09.09.2003 concluded by the Company with Joint-stock commercial Savings bank of Russian Federation connected with the reduction to Euro 15.194.000 (fifteen million one hundred ninety four thousand) of the limit of credit line under the Contract of opening nonrevolving credit line № 9177 of 18.08.2003, concluded by Joint-stock commercial Savings bank of Russian Federation and OJSC "RTK-Leasing". The contract became effective on September 28, 2004.

On September 24, 2004 the Board of directors:

1. Approved the transactions related to the possibility of assignment by the Company of property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – the contract of opening nonrevolving credit line between OJSC "VolgaTelecom" and Volgo-Vyatskyi Bank of RF Savings Bank and the contract of fixed assets pledge (the limit of credit line – 377 000 000 rubles; the interest rate –13% per year; the term of the credit – three years; the subject of pawn – equipment; the value of the pawn subject 417 841 811,45 rubles). The contract became effective on October 5, 2004.

2. Approved the transaction related to the possibility of assignment by the Company of property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – contract of guarantee № П-9235 concluded by the Company with Joint-stock commercial Savings bank of Russian Federation (open joint stock company) (hereinafter – Russia's Savings Bank or Creditor) on the following material terms and conditions:
- The contract's subject – furnishing by the Company of guarantee for execution of all obligations of OJSC "RTK-Leasing" (hereinafter - Borrower or Debtor) resulting from contract of opening nonrevolving credit line № 9235 concluded by the Debtor with the Creditor (hereinafter – Credit contract), including:

- The limit of credit line – Euro 9 066 000 (nine million sixty six thousand) with taking the credit amount in rubles at the rate of Russia's Bank on the dates of taking the funds;
- The term of the credit - 5 years since the signature date of the Credit contract;

- The contract became effective on October 12, 2004.

On November 12, 2004 the board of directors approved related party transaction and namely, the contract between OJSC "VolgaTelecom" and LLC "Vyatka-Page" on the sale of equipment on the following material terms and conditions:
- The transaction's subject – the sale of equipment in stock, quantity and quality as specified by the contract;
- The transaction's price – 113906,92 rubles, VAT including;
- the payment is made within 3 (three) months in accordance with the schedule of payments (Supplement № 1 to the contract);
- The contract's validity term – since the signature date and till the execution of obligations taken upon themselves by the parties;
- The transfer of the equipment specified in item 1.1. is executed by authorized representatives of the parties by signing the equipment acceptance certificate not later than 10 days after signing this contract;
- For the delay in payment the Buyer pays to the Seller late payment interest in the amount of 0,1 % of non-paid value of the equipment for every delay day, but not more than 10% of the equipment value.
- The contract became effective on November 29, 2004.

On November 16, 2004 the Board of directors approved terms and conditions of the contract concluded by OJSC "VolgaTelecom" with the Company's auditor – CJSC "Ernst & Young Vneshaudit", including determination of the size of payment for services under the contract for the audit of financial reporting as per RAS in the amount of US$233 000 (exclusive of VAT) and for the audit of the reporting as per IFRS in the amount of US$100 000 (exclusive of VAT) and the procedure of compensation of overhead costs in accordance with the contract's terms and conditions. The contracts became effective on November 10, 2004 and on November 29, 2004.

On November 22, 2004 the Board of directors:

1. By the majority of votes defined the introduction of uniform automated system of settlements in the Company as the priority trend of the Company's activity. In accordance with the materials of LLC"IBM Europe/Asia" to determine the estimated cast of introducing uniform automated system of settlements in the Company in the amount of US$61 920 000.

2. The transaction was approved that is related to the acquisition by the Company of the property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – the contract of supply with LLC"IBM Europe/Asia" and related party transaction was approved – contract of services of paying agent with OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:
- The contract's subject – LLC"IBM Europe/Asia" takes upon itself the obligation to transfer to the Company's property data media containing one copy of software and technical documentation, their structure is defined in Supplement № 1 to the contract, and also to transfer to the Company relevant licenses of the end user for the specified software in accordance with Supplement № 2 to the contract;
- The transaction's price – US$26 843 097;
- As consideration for data media of software, technical documentation and transferred licenses the Company takes upon itself to issue promissory notes to LLC "IBM Europe/Asia" in accordance with the approved table;
- The payment under the promissory note is made by paying agent – OJSC JSCB "Svyaz-Bank" located at: 125375, Moscow, Tverskaya str., 7;

- The time for delivery of data media of software and technical documentation – 60 (sixty) days since fulfillment of preliminary conditions specified in Supplement № 4 to the contract;
- The time for delivery of licenses for the software – within 60 (sixty) days since the time of getting by LLC "IBM Europe/Asia" of copies of license agreements signed by the Company, these license agreements should be provided to the Company within 30 (thirty) days since the time of fulfillment of preliminary conditions specified in Supplement № 4 to the contract;
- Basing on the market cost, the price of services and property purchased by the Company from OJSC JSCB "Svyaz-Bank" under the contract of paying agent services was defined in the amount:

- Remuneration of OJSC JSCB "Svyaz-Bank" for the services rendered to the Company under the contract – 0, 08 % of the amount of promissory note;
- The value of promissory note forms purchased by OJSC JSCB "Svyaz-Bank" for the Company – 67,80 rubles (sixty seven rubles and eighty kopecks), VAT excluding, per one form;

- The contract became effective on December 1, 2004.

Related party transaction was approved - the contract of paying agent services concluded by the Company with OJSC JSCB "Svyaz-Bank" on the following material terms and conditions:
- The contract's subject – OJSC JSCB "Svyaz-Bank" purchase for the Company promissory note forms in the quantity of 18 pieces and renders to the Company the following services: composes the promissory notes, pays them as a paying agent when they are presented by noteholders, issues to noteholders and to persons/entities intending to buy the promissory notes the certificates as per the form provided in supplement № 2 to the contract;
- The transaction's price:

- Remuneration of OJSC JSCB "Svyaz-Bank" for the services rendered to the Company – 0, 08 % of the amount of promissory note;
- The value of promissory note forms purchased by OJSC JSCB "Svyaz-Bank" for the Company – 67,80 rubles (sixty seven rubles and eighty kopecks), VAT excluding, per one form;

- The contract's validity term – during two years since the date of signature with the possibility of further prolongation, if neither party declares its intention to cancel the contract.

3. The transaction was approved that is related to the acquisition by the Company of the property the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date – the contract of services of technical support of the software; the contract is concluded by the Company with LLC "IBM Eastern Europe/Asia" on the following material terms and conditions:
- The contract's subject – LLC "IBM Eastern Europe/Asia" takes upon itself to render to the Company the services of technical support of the software the structure of which is defined in Supplement № 1 to the contract in the scope defined by the said Supplement to the contract;
- The transaction's price – US$8 958 135;
- The term of services rendering – during 3 (three) years after the expiry of warranty period equal to 12 (twelve) months;
- The Company's Management board is to take into account the expenses related to this transaction when planning the budget for 2005;
- The contract became effective on December 1, 2004.

On December 15, 2004 the Board of directors approved the transactions related to acquisition, assignment or possibility of assignment by the Company directly or indirectly of assets the value of which makes from 0,5 to 25 percent of the balance-sheet cost of the Company's assets defined by the data of its accounting statement as of the last report date, including: Contract of supplying the credit in rubles by CJSC "International Moscow's Bank" to the Company and the Contract of pledge concluded by and between CJSC "International Moscow's

Bank" and the Company. (the credit's amount – 700 (seven hundred) million rubles; the term of the credit – 36 (thirty six) months; the number of periods of credit using – 3 (three); the period of using – 12 (twelve) months; the interest rate for the first period of using – 11,25 % per year; the pawn subject – equipment; collateral value of pawn subject – 805 (eight hundred and five) million rubles). The contract became effective on December 17, 2004.

On December 22, 2004 the Board of directors approved related party transactions:

1. Combined agreement of non-government pension insurance between the Company and Non-Government Pension Fund "Telecom-Soyuz" on the following terms and conditions:

- The subject of the agreement: NGPF "Telecom-Soyuz" and the Company take upon themselves the obligations for non-government pension insurance of the participants on the terms and conditions of this agreement of non-government pension insurance and in accordance with pension scheme № 1 "With fixed sizes of pension taxes. With joint and several responsibility. Pension payments are made for term of life" according to the Rules of non-government pension insurance of NGPF "Telecom-Soyuz" (Supplement №1 to the agreement);
- The agreement's validity term: it becomes effective on the date of signature and is valid till its complete fulfillment or early cancellation;
- In 2005 the pension tax is not paid;
- The agreement became effective on December 24, 2004.

2. The agreement of non-government pension insurance between the Company and NGPF "Telecom-Soyuz" on the following terms and conditions:

- The subject of the agreement: in accordance with the terms and conditions of the agreement of non-government pension insurance the Company takes upon itself the obligation to pay pension taxes to NGPF "Telecom-Soyuz" in favor of participants having labor relations with the Company, and NGPF "Telecom-Soyuz" takes upon itself the obligation to pay non-government pension to NGPF "Telecom-Soyuz" participants;
- The agreement's validity term: it becomes effective on the date of receipt by NGPF "Telecom-Soyuz" of the first pension tax from the Company and is valid without time limitation;
- The amount of pension tax for 2005: 260 000 000 rubles;
- Annual pension taxes are paid in equal shares with period type of one time per a quarter;
- The amounts of further annual pension taxes will be defined by supplementary agreements to the agreement of non-government pension insurance;
- The agreement became effective on December 24, 2004.

3. Related party transaction was approved and namely – conclusion of contract № 05-21/0019 between OJSC "VolgaTelecom" and OJSC "Rostelecom" for temporary use of digital communication channels on the following terms and conditions:

- The transaction's subject – OJSC "Rostelecom" provides to OJSC "VolgaTelecom" digital communication channels for temporary use;
- The transaction's price – it is defined on the basis of calculation of the cost of providing digital communication channels in accordance with Supplement №1 to the contract;
- The contract's validity term – it becomes effective on the date of its signature by both the parties and is valid till December 31, 2005;
- OJSC "Rostelecom" transfers and OJSC "VolgaTelecom" accepts for temporary use digital communication channels in accordance with Supplement №2 (2/1, 2/2 and so on) to the present contract ("Digital channel diagram").

The contract is for signature by OJSC "Rostelecom".

4. Related party transactions were approved and namely – conclusion of additional agreement to contract № 05-21/0155 of 24.10.2003 between OJSC "VolgaTelecom" and OJSC "Rostelecom" on internetworking on the following terms and conditions:

- The transaction's subject – modification of terms and conditions of contract №05-21/0155 of 24.10.2003 as related to provision of additional service for traffic transit from OJSC "Vol-

gaTelecom" subscribers to the platform of OJSC "Rostelecom" network by code DEF=809 200;
- The transaction's price – it is defined by additional agreement №3 to contract №05-21/0155 of 24.10.2003 in accordance with Supplement №1, Table 1.1. "Calculation of the Parties payments";
- The validity term of additional agreement – it becomes effective on the signature date and is applicable to the parties settlements for traffic transmitted by code "809 200" since May 1, 2004. The agreement is invalid since the date agency contract termination;
- The duration of calls by code "809 200" is recorded starting from the 1-st second of the connection. Charge rate calculations are applicable to every minute of effective connection. Short minute of every effective connection is rounded to larger part to a full minute;
- The agreement became effective on May 1, 2004.

5. Related party transaction and namely – agency contract №05-21/0255 between OJSC "VolgaTelecom" and OJSC "Rostelecom" concluded on the following material terms and conditions:
- The transaction's subject – performance of legal and other acts connected with settlements with OJSC "VolgaTelecom" Users of Inquiry-information services provided by OJSC "Rostelecom' or by third parties under relevant contracts with OJSC "Rostelecom" by codes DEF=809 200;
- The transaction's price – OJSC "VolgaTelecom" agency fee is 20% of the amount of received payments for Inquiry-information services;
- The contract's validity term – the contract is valid till December 31, 2004. The provisions of the agency contract are applicable to settlements with OJSC "VolgaTelecom" Users of Inquiry-information services rendered by OJSC "Rostelecom" or by third parties since May 1, 2004;
- The contract became effective on May 1, 2004.

6. Related party transaction was approved and namely – conclusion of contract № 05-21/0021 between OJSC "VolgaTelecom" and OJSC "Rostelecom" for provision of optical fibers for temporary use on the following terms and conditions:
- The transaction's subject – OJSC "Rostelecom" provides to OJSC "VolgaTelecom" optic fibers in cable communication line for temporary use at the hops listed in Supplement №1 to the contract;
- The transaction's price – it is defined in accordance with "Protocol of agreement on negotiated price for provision of optic fibers for temporary use" (Supplement №1 to the contract) and amounts to 455 220,00 rubles per month, VAT exclusive;
- The contract's validity term – the contract becomes effective on the date of its signature by both the parties and is valid till December 31, 2005;
- The contract became effective on February 1, 2004.

7. Related party transaction was approved and namely – conclusion of contract № 05-21/0146 between OJSC "VolgaTelecom" and OJSC "Rostelecom" for provision of optical fibers for temporary use on the following terms and conditions:
- The transaction's subject – OJSC "VolgaTelecom" provides to OJSC "Rostelecom" optic fibers in cable communication line for temporary use at the hops listed in Supplement №1 to the contract;
- The transaction's price – it is defined in accordance with "Protocol of agreement on negotiated price for provision of optic fibers for temporary use" (Supplement №1 to the contract) and amounts to 262 700,00 rubles per month, VAT exclusive;
- The contract's validity term – the contract becomes effective on the date of its signature by both the parties and is valid till December 31, 2005;
- The contract became effective on February 1, 2004.

8. Related party transaction was approved and namely – conclusion of contract № 43 between OJSC "VolgaTelecom" and OJSC "Rostelecom" for operation-maintenance servicing of digital transmission systems on the following terms and conditions:

- The transaction's subject – operation-maintenance servicing of digital transmission systems equipment;
- The transaction's price – OJSC "Rostelecom" pays to OJSC "VolgaTelecom" the cost of operation-maintenance servicing of digital transmission systems equipment in the amount of 173 252,20 rubles per month, VAT exclusive;
- The contract's validity term – the contract becomes effective on the date of its signature by both the parties and is valid till December 31, 2005;
- OJSC "Rostelecom" transfers and OJSC "VolgaTelecom" accepts for servicing digital transmission systems equipment in accordance with Supplement № 3 ("List and sites of location of "Customer's" digital transmission systems equipment transferred for operation-maintenance servicing");
- OJSC "VolgaTelecom" ensures the activities for operation-maintenance servicing of OJSC "Rostelecom" equipment in accordance with current "Rules of operation of primary networks of mutually agreed network of Russian Federation" and effective algorithms of the system of technical operations management of DLD communication;
- The contract became effective on February 1, 2004.

9. Related party transaction was approved and namely – conclusion of contract between OJSC "VolgaTelecom" and OJSC "RTCom.RU" for provision of communication services on the following terms and conditions:
- The transaction's subject – OJSC "RTCom.RU" provides to the Company the services of building Virtual Corporate Data Transfer Network on the basis of MPLS technology and the services of data transfer traffic transit over this network. The services are rendered in accordance with the Provision of service rendering for building MPLS-based virtual private network and services parameters defined by the parties in the order forms (commercial and technical);
- The transaction's price – OJSC "VolgaTelecom" pays to OJSC "RTCom.RU" for services in accordance with section III of the Provision of service rendering for building MPLS-based virtual private network to the contract;
- The term of services rendering – the contract becomes effective on the date of its signature by both the parties and is valid for 3 9three) year. The contract is for signature and becomes effective since the date of signature.

10. Related party transaction was approved and namely – conclusion of contract between OJSC "VolgaTelecom" and CJSC "Nizhny Novgorod cellular communication" for rental of non-residential premises on the following terms and conditions:
- The transaction's subject – provision for rental of non-residential premises located at:
  - Nizhny Novgorod city, Turgenev str., 13-a, of total area of 337,0 m^2;
  - Nizhny Novgorod city, Raevskogo str.,17-a, of total area of 42,0 m^2;
- The transaction's price – in accordance with Supplement № 3 to the contract;
- The Company may change the size of rental fee unilaterally, but not more than once in a year in the following cases:
  - Change of basic rate of rental fee for 1 m^2;
  - Change of rental fee calculation factor;
- The Lessee on a monthly basis, but not later than the 10-th day of current month makes the payment of rental fee and compensates public utility services for the current month;
- The contract's validity term – the contract is concluded for the unlimited period. Each party at any time may withdraw from the contract having notified the other party about this at least a month prior to this notification;
- The contract becomes effective on the date of its signature by the parties. The terms and conditions of this contract are applicable to relations that occurred between the parties since 02.11.2004;
- Modification of terms and conditions of the Contract is allowed by the parties' agreement. Introduced addenda and changes are considered by the parties within 30 days period and are executed as additional agreement;

- The contract became effective on January 20, 2005.

11. Related party transaction was approved and namely – conclusion of contract between OJSC "VolgaTelecom" and CJSC "Nizhny Novgorod cellular communication" for rental of non-residential premises located at: Nizhny Novgorod city, B.Pokrovskaya str., 56, of total area of 810,5 m^2; Nizhny Novgorod city, Gagarin avenue, 11/11, of total area of 963,4 m^2 on the following terms and conditions:

- The transaction's subject – provision for rental of non-residential premises located at:
  - Nizhny Novgorod city, B. Pokrovskaya str., 56, of total area of 810,5 m^2;
  - Nizhny Novgorod city, Gagarin avenue, 11/11, of total area of 963,4 m^2;
- The transaction's price – in accordance with Supplement № 3 to the contract;
- The Company may change the size of rental fee unilaterally, but not more than once in a year in the following cases:
  - Change of basic rate of rental fee for 1 m^2;
  - Change of rental fee calculation factor;
- The Lessee on a monthly basis, but not later than the 10-th day of current month makes the payment of rental fee and compensates public utility services for the current month;
- The contract's validity term – the contract is concluded for the unlimited period. Each party at any time may withdraw from the contract having notified the other party about this at least a month prior to this notification;
- The contract becomes effective on the date of its signature by the parties. The terms and conditions of this contract are applicable to relations that occurred between the parties since 01.09.2004;
- Modification of terms and conditions of the Contract is allowed by the parties' agreement. Introduced addenda and changes are considered by the parties within 30 days period and are executed as additional agreement;
- The contract became effective on January 20, 2005.

X. MAJOR RISK FACTORS

Industry risks.

The level of competition in telecommunication sector of the Volga Federal district economy is steadily growing.

Improvement of competition with alternative operators in the sphere of provision of new services and long distance communication services is observed in all the branches of OJSC "VolgaTelecom" despite the fact that the Company is still the leader in wire line communication. The risk of reduction of long distance communication services income is increasing as a result of termination of traffic over IP-channels of alternative operators by communication operators connected to OJSC "VolgaTelecom". Also on account of growth of the market of cellular communication services, the demand for the services in the sphere of fixed line telephone communication becomes smaller.

The following economic factors may cause decline of the situation in the industry and worsening of the Company's position at the market:

- General decline in throughput and reduction of economic growth rates;
- Economic risks inherent to Russian Federation upon the whole, including the level of macroeconomic instability in the country, the availability of probability of changes in legislation that may result in reduction of the Company's profits or toughening the procedure of taxation of capital gains on securities;
- The rates of ruble devaluation are higher than the tariffs growth rate.

In case of negative development of situation in the region and the country's economy the following activities are planned:

- Optimization of costs structure;

- Update of the Company's investment program;
- Adjustment of the Company's pricing and marketing policy;
- Adaptation of the structure of provided services taking into account market demands in order to maximize profit.

As a result of consolidation OJSC "VolgaTelecom" has the opportunity to use unified infrastructure and technical facilities within the boarders of the Volga Federal district, therefore the influence of industry risks on the Company's activity is estimated as minimum. This allows for providing the widest range of communication services to the customers and also for optimal development of inter-regional communication networks to reduce the prime cost and to improve the services cost efficiency.

Country and regional risks.

The economic situation in the regions and the relations with the authorities of federation subjects and municipal governments in all the regions are shaping positively, and this is favorable for the Inter-Regional Company activity and its capabilities to fulfill its obligations.

In future the reasons of situation destabilization may be:

- Interference of government controlling bodies into the Inter-Regional Company activity. The Company is objectively strengthening its positions at the market. In addition, the number of management objects is reduced for a regulatory body. Hence, amalgamated company may attract more attention to its activity.
- Reduction by regional authorities of financing the programs of its regions telephonization.

XI. DATA ON THE COMPANY'S PARTICIPATION IN OTHER ORGANIZATIONS PROVIDING COMMUNICATION SERVICES (THE COMPANY'S EQUITY STAKE IN THE CHARTER CAPITAL OF THESE ORGANIZATIONS IS AT LEAST 10%)

Table 31.

№	Organization's name*	Core activity**	Equity stake in the organization's Charter capital, %	Contribution to Charter capital, thousand rubles	Basic performances of activity		
					Number of subscribers/lines	Proceeds, thousand rubles	Net profit, thousand rubles
1	CJSC "Nizhny Novgorod cellular communication"	GSM cellular communication services	100	21629,4	720000	1318717	332177
2	CJSC "TeleSviyaz-Inform"	Local telephone communication services	100	10,0	The company does not carry out the activity		
3	CJSC "Digital telecommunications"	Local telephone communication services	100	8,0	11952	27118	3485
4	LLC "Izhcom"	Data transfer services, Internet	100	600,0	28500	70477	10490
5	LLC "Vyatka-Page"	Paging communication services	91	18,2	1142	34014	120039
6	CJSC "Transsvyaz"	Local telephone communication services	80	320,0	5990	19143	606
7	OJSC "OMRIX"	Data transfer services, Internet	73,6	146,2	652	2880	0
8	CJSC "Pulse Radio Yoshkar-Ola"	Radio broadcasting services	61	183,0	-	3751	-1

9	CJSC "Cellular communication of Mordoviya"	NMT-450 cellular communication services	60	30.0	The company does not carry out the activity		
10	CJSC "Ulyanovsk-GSM"	GSM cellular communication services	60	60.0	147919	370256	51233
11	LLC "Radio-Resonance"	Airplay of TV-radio news and music programs	51	4,284	-	4674	85
12	CJSC "Orenburg-GSM"	GSM cellular communication services	51	102,0	57798	136083	27140
13	OJSC "TATINCOM- T"	GSM cellular communication services	50 % + 1 ordinary share	170941,9	178000	383231	17965
14	CJSC "Public telephone Saratov"	CDMA wireless communication services	50 % + 1 preferred share	50,01	58377	177661	27110
15	CJSC "Nizhegorodskyi radio telephone"	CDMA wireless communication services	50	50.0	1928	18801	-1696
16	CJSC "Saratov Mobile"	AMPS/DAMPS and GSM cellular communication services	50	3300,726	38297	74486	-13100
17	CJSC "Chery Page"	Paging communication services	50	95,0	920	1803	-184
18	CJSC "Nizhegorodteleservice"	Communication services	40	1200,0	118	9325	921
19	CJSC "Penza Mobile"	AMPS cellular communication services	40	1210,0	2772	6488	-2827
20	CJSC "Pulse Radio"	Radio broadcasting services	40	0,04	-	844	76
21	OJSC "Telesot"	Local telephone communication services	32,4	3276.24	13676	28627	6941
22	CJSC "Chuvashiya Mobile"	AMPS cellular communication services	30	501,857	18200	17658	51594
23	CJSC "Samara-Telecom"	Local telephone communication services	27,8	75,01	10100	222303	54539
24	LLC CPC "Rossvyaz-inform"	Local telephone communication services	20	0,25	5530	30483	776
25	LLC "Raduga-Poisk"	Paging communication services	18,2	226,954	2382	10626	1469
26	CJSC "Samarasvyazinform"	Local telephone communication services	16,92	1,287	24269	116311	17027
27	LLC "Samara pay phone"	Local telephone communication services	10,0	10,0	The company does not carry out the activity		

Comments to the table:

During 2004 the Company acquired:

- 49 % of Charter capital of LLC "Izhcom", after this the latter became 100% affiliate of the Company.

The Company increased equity stake in charter capitals of the following companies:

- OJSC "ICN "Omrix" to 73,6 % (earlier OJSC "VolgaTelecom" had 42,1 % of the Charter capital);

- CJSC "Transsvyaz" to 80,0 % (earlier OJSC "VolgaTelecom" had 40,0 % of the Charter capital);

- CJSC "Ulyanovsk-GSM" to 60,0 % (earlier the equity stake in the Charter capital was 51,0 %).

** - the name of the organization in which the Company is:*

a) founder;
б) stockholder.
*** - the standard is indicated for organizations providing cellular communication services.*

XII. PERSONNEL DEVELOPMENT

12.1. Labor and wages.

The average monthly earnest of the Company's employees in 2004 amounted to 8267 rubles. The general rate of growth of the average monthly earnest in the Company amounted to 132,2 %. This is confirmed by the following figures: the wages were raised in Kirov branch by 42,6 %, in branch in the Republic of Maryi El - by 40,2 % , in branch in the Republic of Mordoviya by 29,8 %, in Nizhny Novgorod branch - by 23,1 %, Orenburg branch- by 28,8 %, in Penza branch - by 41,2 %, in Samara branch - by 35,5 %, in the Republic of Udmurtiya branch - by 22%, in Ulyanovsk branch - by 28,6 %, in branch in the Republic of Chuvashiya – by 28,9 %.

At the formation of wages in the branches of the Company the following factors were taken into account:

1. Indexes of economic effectiveness of the branch for the report period.
2. Return from personnel costs and the proceeds per an employee.

Besides, the work on adjustment of wages and its balancing in each group of branches and on achievement of its higher level, was done. In accordance with Field agreement, the minimal wage rate was increased up to 1500 rubles. As the result, not bad expected ratio (one and a half) of average wage in the branches to average wage in the regions was obtained, which is seen in the data by the results of the year.

Differential approach, used at the formation of salary fund in the branches, was not chosen accidentally. It allowed not only to prevent passing the limits of the existing budget of the Company and overspending of financial resources, but also increased the staff's interest in final results of the enterprise's activity, mobilized internal resources and directed them at the achievement of higher economic indexes, which in prospect leads to the growth of prosperity of the enterprise's employees.

Ratio of average wage in the Company to the wage in the regions.
Average wage of payroll employees.

Table 32.

Enterprises' names	Ratio of average wage in the Company to the average wage in the regions.
Kirov branch	1,6
Branch in the Republic of Maryi El	2,0
Branch in the Republic of Mordoviya	1,8
Nizhny Novgorod branch	1,8
Orenburg branch	1,4
Penza branch	1,6
Samara branch	1,3
Saratov branch	1,8
Branch in the Republic of Udmurtiya	1,7
Ulyanovsk branch	1,6
Branch in the Republic of Chuvashiya	1,7
OJSC "VolgaTelecom" TOTAL	1,7

The information on average wage of payroll employees in 2003-2004 is presented below:

Chart 16.

Average wage of payroll employees in 2003-2004 (per employee)


12000
10000
8000
6000
4000
2000
0
rubles
7257
5088
8093
5770
7477
5759
9622
7818
7237
5617
7156
5067
8321
6142
8226
5809
8995
7375
7683
5973
7299
5664
Kirov branch
Branch in the Republic of Maryi El
Branch in the Republic of Mordoviya
Nizhny Novgorod branch
Orenburg branch
Penza branch
Samara branch
Saratov branch
Branch in the Republic of Udmurtiya
Ulyanovsk branch
Branch in the Republic of Chuvashiya
2004
2003

Summarizing 2004 it is necessary to point out that the wage fund of registered employees (less dual job- holder and employees working by civil law contracts) increased as compared to the similar period of the previous year by 28,0% and amounted to 4734,9 million rubles.

By the results of 2004 the highest level of return from personnel costs was marked in Ulyanovsk branch and the Branch in the Republic of Maryi El. But the return from personnel costs in the Company in 2004 decreased as compared to 2003 positive dynamics was marked only in the branch in the Republic of Udmurtiya.

Chart 17.


Diagram: return from personnel costs
6,0
5,0
4,0
3,0
2,0
1,0
0,0
4,4 4,0
5,2 5,0
4,4 4,4
4,1 4,0
3,8 3,7
4,6 4,5
4,6 4,5
4,4 4,2
4,0 4,1
5,7 4,9
4,5 4,4
4,3 4,2
in fact for 2003
in fact for 2004

To receive necessary profit and profitability it is important to have labor efficiency growth rates outstripping the wage fund growth rates. However, in Saratov branch and in the branch in the Republic of Maryi El the labor efficiency growth rates are lower than the growth rates of labor remuneration.

Chart 18.

Diagram: Ratio of labor efficiency growth rates to labour remuneration growth rates for 2003- 2004


160,0
140,0
120,0
100,0
80,0
60,0
40,0
20,0
0,0
%
145,9
136,2
133,5
139,3
137,7
128,0
130,5
120,4
133,5
128,4
145,2
135,3
131,7
129,9
129,9
134,7
131,7
116,0
122,1
121,8
137,0
123,6
133,0
128,2
Kirov branch
Branch in the Republic of Maryi El
Branch in the Republic oc Mordoviya
Nizhny Novgorod branch
Orenburg branch
Penza branch
Samara branch
Saratov branch
Branch in the Republic of Udmurtiya
Ulyanovsk branch
Branch in the Republic of Chuvashiya
Total for inter-regional company
lobor efficiency growth rate
Wage fund growth rate

In Kirov, Nizhny Novgorod, Orenburg, Penza, Samara, Ulyanovsk branches and also in the branches in the Republic of Mordoviya, Udmurtiya and Chuvashiya, the labor efficiency increases by the growth rates outstripping the wage fund growth rates. That is why calculation sum of savings on expenses for labor remuneration in branches compared to the previous year could amount to 249 million rubles.

In 2005 the growth of average wage as compared to 2004 should amount to 123,5 % and come up to 10 213,00 rubles. That is why one of the main targets of 2005 is the work on adjustment of wage, its balancing in respect of each group of branches and achieving a higher level.

In 2004 special attention was paid to the issue of social protection of the Company's employees, observance of labor guarantees and labor protection. Thus, social benefits in the report year amounted to 87843,7 thousand rubles with the increase of 32,3% compared to the previous year.

Social benefits paid to payroll employees for 2003-2004

Table 33.

Name of enterprises	Social benefits per an employee (rubles)		
	2004	2003	%
Nizhny Novgorod branch	251,6	Nizhny Novgorod branch	251,6
General directorate of OJSC "VolgaTelecom"	897,0	General directorate of OJSC "VolgaTelecom"	897,0
Kirov branch	86,9	Kirov branch	86,9
Orenburg branch	129,4	Orenburg branch	129,4
Branch in the Republic of Maryi El	77,7	Branch in the Republic of Maryi El	77,7
Samara branch	89,9	Samara branch	89,9

	Social benefits per an employee (rubles)		
Branch in the Republic of Mordoviya	233,9	Branch in the Republic of Mordoviya	233,9
Penza branch	55,2	Penza branch	55,2
Branch in the Republic of Chuvashiya	126,4	Branch in the Republic of Chuvashiya	126,4
Saratov branch	185,0	Saratov branch	185,0
Ulyanovsk branch	194,4	Ulyanovsk branch	194,4
Branch in the Republic of Udmurtiya and	136,2	Branch in the Republic of Udmurtiya and	136,2
Total for OJSC "VolgaTelecom"	153,4	Total for OJSC "VolgaTelecom"	153,4

Fund of social benefits paid to payroll employees in 2003-2004

Table 34.

Name of enterprises	Social benefits (thousand rubles)		
	2004	2003	%
Nizhny Novgorod branch	24410,3	Nizhny Novgorod branch	24410,3
General directorate of OJSC "VolgaTelecom"	2099,0	General directorate of OJSC "VolgaTelecom"	2099,0
Kirov branch	4331,1	Kirov branch	4331,1
Orenburg branch	8910,6	Orenburg branch	8910,6
Branch in the Republic of Maryi El	2082,0	Branch in the Republic of Maryi El	2082,0
Samara branch	7553,6	Samara branch	7553,6
Branch in the Republic of Mordoviya	6988,5	Branch in the Republic of Mordoviya	6988,5
Penza branch	1890,3	Penza branch	1890,3
Branch in the Republic of Chuvashiya	4560,4	Branch in the Republic of Chuvashiya	4560,4
Saratov branch	12771,3	Saratov branch	12771,3
Ulyanovsk branch	6963,2	Ulyanovsk branch	6963,2
Branch in the Republic of Udmurtiya and	5283,4	Branch in the Republic of Udmurtiya and	5283,4
Total for OJSC "VolgaTelecom"	87843,7	Total for OJSC "VolgaTelecom"	87843,7

12.2. Management structure improvement.

Among the events of 2004 important place belongs to reorganization of organizational structure of the enterprise and to the introduction of new management systems. On September 16, 2004 OJSC "VolgaTelecom" Management board approved the organization structure of the Company's General Directorate (Minutes № 3 of September 20, 2004). On December 28, 2004 OJSC "VolgaTelecom" Management board approved medium-term organization structure of the Company's branches (Minutes № 12 of December 29, 2004). The main target the Company's management faced at the formation of new organization structure was to improve the

Company's management systems, to optimize business-processes in all activity trends and the final goal - to increase the Company's profit.

In 2004 the analysis of effective staff schedules was carried out and on the basis of the analysis the plan of measures on staff number optimization was elaborated in accordance with approved macro-indexes. As a result of measures carried out in 2004 the staff on the payroll decreased by 3,1% and amounted to 47731 units. The largest reduction occurred in Saratov branch – 4,9%, in the Republic of Udmurtiya – 4,9 % and in Ulyanovsk branch – 4,8%. During the year 1099 staff units were reduced. The basic measures on staff number optimization were:

- replacement analog equipment and step-by-step equipment by electronic and digital;
- transfer of functions: security, cable and other dispatches delivery, sweep- up to third parties;
- introduction of new equipment and new technologies;
- improvement of labor organization (automation and compaction of working places, change of operating mode, redistribution of liabilities).

Scheduled average payroll personnel for 2005 - 46 890 persons.

The information on average payroll personnel for 2003- 2004 is presented below.

Chart 19.

Average number of payroll personnel



persons
9 000,00
8 000,00
7 000,00
6 000,00
5 000,00
4 000,00
3 000,00
2 000,00
1 000,00
0,00
8 255,00
8 086,00
4 315,00
4 152,00
5 993,00
5 740,00
2 219,00
2 233,00
7 260,00
7 004,00
2 506,00
2 490,00
2 962,00
2 854,00
3 114,00
3 007,00
6 050,00
5 753,00
3 135,00
2 985,00
3 398,00
3 232,00
Nizhny Novgorod branch
Kirov branch
Orenburg branch
Branch in the Republic of Maryi El
Samara branch
Branch in the Republic of Mordoviya
Penza branch
ranch in the Republic of Chuvashiya
Saratov branch
Ulyanovsk branch
Branch in the Republic of Udmurtiya
AVERAGE NUMBER (persons) 2003
AVERAGE NUMBER (persons) 2004

12.3. Staff relations.

Work with non-government pension funds.

In connection with termination of the Company's reorganization, the need for unification of the procedure and terms of acquisition of rights for obtaining additional non-government pension, and also for standardization of approaches to the definition of the Company's employees' pension sizes. In this respect large work on reorganization of contract relations between non-government pension fund "Telecom-Soyuz" and the branches was done in the report year, which resulted in conclusion and approval by the Board of directors and the Management board since January 01, 2005 of unified contract on non-government retirement insurance of employees through non-government pension fund "Telecom-Soyuz"; this contract stipulates two schemes of additional retirement insurance by means of basic and accumulative parts of the pension. As a result of adoption of the contract the transparent system of additional retirement insurance was established, the effectiveness of the fund's interaction with the Company grew, the optimization of expenses for the employees' retirement insurance was achieved. 260 million rubles were planned in the Company's budget for these purposes.

Formation of administrative personnel reserve.

In 2004 in connection with structural transformations in the Company, administrative personnel reserve for key management posts of the Inter-Regional Company was renewed. For the moment there are 44 persons in the personnel administrative reserve. The integrated assessment of the reserve made in the second half of 2004 showed that the qualification level of the Company's management is rather high and allows for managing the Company's business – processes on high effectiveness level. By preliminary results 20,5 % of the Company's management entered Golden personnel reserve of the group of companies of OJSC "Svyazinvest" and were awarded certificates of honor for large personal contribution to the development of telecommunication system of the country, high professionalism and conscientious work. Unfortunately, 41 % of the employees demonstrated results which were not high and a training and development program will be elaborated and introduced for the increase in their professional level.

Staff training.

One of the trends of the Company's staff policy in 2004 was the organization of permanent training of the staff, improving its qualification by means of using all modes of training. In the report year the staff training in the educational institutions of RF Ministry of communications and of OJSC "Svyazinvest", and also short-term training on the basis of the Company's training centers remained the main modes of qualification improvement. So, 8 322 persons improved their qualification in Training centers, which makes 100,3 % as compared to the level of 2003 upon the average in the Company. Total number of persons trained by different off-site training programs of target preparation in 2004 was 3255 persons. Summarizing this year, it is necessary to point out, that the number of employees who passed the training increased, the topics of internal (more than 40) and external courses was considerably enlarged. In 2004 for the first time the program of centralized training was elaborated and introduced, it was focused on preparation of chiefs and key experts of the Company. Total expenses for training and development of the Company's staff amounted to 34,5 million rubles, which makes 133 % to the level of 2003. For 2005 the training of more than 12 000 employees of the Company is planned. More than 105,64 million rubles will be allocated for the realization of training programs.

Formation of unified policies of human resources management.

In 2004 the work on elaboration and introduction of unified human resources management policies covering almost all trends of work with personnel - beginning from staff recruitment to employees' training and development was commenced. Certainly, the positive role of the introduction is that procedures unification and the introduction of systems of work with personnel common for all branches – are a step on the way to contingence of inter-

ests of OJSC "VolgaTelecom" branches which is to act and work as a unified mechanism by uniform regulations and rules.

Introduction of management by objectives- compensation and incentive system on the basis of management by objectives.

The event of 2004 of no little significance was the introduction of a new plan of bonuses paid to the staff on the basis of management by objectives in the Company's General Directorate, the bonus plan being focused on increasing incentive and achieving high production indexes. During 2005 total transition to the new bonus plan is scheduled in the entire OJSC "VolgaTelecom".

Awarding.

For the past 2004 more than 150 employees were awarded, out of them 1 employee received government reward "Honorary telecommunication worker" – 1 person, 36 persons received department reward "Expert of communication" , 11 persons - badge "Honorary radio operator", 108 persons - certificates of honor of OJSC 'Svyazinvest" and OJSC "VolgaTelecom" .

XIII. INFORMATION ABOUT THE COMPANY'S BODIES

- General meeting of stockholders – supreme management body of the Company;
- The Board of directors;
- General Director;
- The Management board;
- The Auditing committee.

13.1. The Company's Board of directors.

The structure of the Board of directors which functioned before the shareholders general meeting in 2004:

Table 35.

№	Surname, name and patronymic name	Place of employment and work status
1.	Yurchenko Evgenyi Valerievich	The Chairman of the Board of directors - Deputy to OJSC "Svyazinvest" General Director
2.	Lyulin Vladimir Fedorovich	Deputy to the Chairman of the Board of directors – OJSC "VolgaTelecom" General Director
3.	Bobin Maxim Victorovich	Head of legal department of Moscow representation office of "NCH Advisors, Inc" company
4.	Grigorieva Alla Borisovna	Deputy to the director - Head of section of the Department of corporate governance of OJSC "Svyazinvest"
5.	Dudchenko Vladimir Vladimirovich	Head of analytic section of Moscow representation office of "NCH Advisors, Inc" company
6.	Zabuzova Elena Victorovna	Director – head of the section of the Department of economic and tariff policy of OJSC "Svyazinvest"
7	Lopatin Alexander Vladimirovich	Deputy to OJSC "Svyazinvest" General Director
8.	Romskyi Georgyi Alexeevich	Deputy to OJSC "Svyazinvest" General Director
9.	Savchenko Victor Dmitrievich	Director of legal ensuring Department of OJSC "Svyazinvest"
10.	Fedorov Oleg Romanovich	Deputy to executive director of investors rights protection association
11.	Chernogorodskyi Sergey Valerievich	Director of the Department of stockholder capital of OJSC "Svyazinvest"

Quantitative and personal structure of operating Board of directors:

The Board of directors – is the Company's collegial management body, carrying out the general management of the Company's activity.

The Company's Board of directors is elected annually by the annual general meeting of shareholders with the structure of 11 persons by cumulative voting.

At the annual general meeting of shareholders the Board of directors was elected in the following structure:

Table 36.

№	Surname, name and patronymic name	Date of birth	Education	Place of employment and work status	Other posts held	Citizenship	Possession of shares during the report year	Length of work in the Board of directors of OJSC "VolgaTelecom"
1.	Yurchenko Evgenyi Valerievich	1968	higher	The Chairman of the Board of directors - Deputy to OJSC "Svyazinvest" General Director	Chairman of the Board of directors of: OJSC "SibirTelecom" OJSC "Dalsvyaz"; Member of the Board of directors of: OJSC "Rostelecom", CJSC "RTK-Invest" OJSC "RTKomm.RU" CJSC "RTK-Invest", OJSC "Central telegraph", OJSC "CenterTelecom", CJSC "Registrator Svyaz" Interregional commercial bank of telecommunication and informatics development (OJSC); Member of the Management board of OJSC "Svyazinvest"; Member of the Council of Non-government fund "Telecom – Soyuz"	Russian Federation	Does not possess the Company's shares	since 2003
2.	Lyulin Vladimir Fedorovich	1938	higher	OJSC "VolgaTelecom" General Director	Chairman of the Board of directors of: CJSC "Nizhegorodskaya cellular communication", OJSC "TATINCOM-T"; Member of the Board of directors of CJSC "Sotel-Nizhny Novgorod" Chairman of the Management board of OJSC "VolgaTelecom"	Russian Federation	Ordinary registered shares 446 118 Preferred registered shares 42 387	since 1994

3.	Andreev Vladimir Alexandrovich	1951	higher	Rector of Povolzhsky State Academy of telecommunications and informatics	no	Russian Federation	Does not possess the Company's shares	since 2004
4.	Bobin Maxim Victorovich	1975	higher	Chief of legal department of Moscow's representation office of "NCH Advisors, Inc."	Member of the Board of directors of: OJSC "Abrasive plant "Ilyich", OJSC "SibirTelecom"	Russian Federation	Does not possess the Company's shares	since 2003
5.	Grigorieva Alla Borisovna	1967	higher	Deputy to the director – chief of the sector of the Department of corporate governance of OJSC "Svyazinvest"	Member of the Board of directors of: OJSC "Uralsvyazinform"	Russian Federation	Preferred registered shares 2 000	since 1996
6.	Degtyarev Valeryi Victorovich	1957	higher	General Director of OJSC "Tetrasvyaz"	Member of the Board of directors of: CJSC "Professional telecommunications", CJSC "Radiotel"	Russian Federation	Does not possess the Company's shares	since 2004
7.	Dudchenko Vladimir Vladimirovich	1973	higher	Head of analytic section of Moscow representation office of "NCH Advisors, Inc" company	Member of the Board of directors of: OJSC "Uralsvyazinform" OJSC "Dalsvyaz", OJSC "Southern Telecom Company" OJSC "Kirovenergo", OJSC "Vladimir-energo"	Russian Federation	Does not possess the Company's shares	since 2003
8.	Romskyi Georgyi Alexeevich	1956	higher	Deputy to OJSC "Sviayzinvest" General Director	Chairman of the Board of directors of: OJSC "Giprosvyaz", Member of the Board of directors of: CJSC "Globus-Telecom", OJSC "Southern Telecom Company", OJSC "SibirTelecom', OJSC "National payphone network"; Member of the Management board of: OJSC "Svyazinvest", OJSC "Rostelecom"	Russian Federation	Does not possess the Company's shares	since 2003
9.	Savchenko Victor Dmitrievich	1960	higher	Director of legal ensuring Department of OJSC	Member of the Board of directors of OJSC "Moscow city exchange"	Russian Federa-	Does not possess the Company's	since 2003

				“Svyazinvest”	LLC “South Ural cellular telephone” Member of the Management Board: OJSC “Central telegraph”	tion	shares	
10.	Fedorov Oleg Romanovich	1968	higher	Executive director of corporate finances department of CJSC “Unified financial group”	Member of the Board of directors of: OJSC ‘Novosibirskenergo”	Russian Federation	Does not possess the Company’s shares	since 2003
11.	Chernogorodskyi Sergey Valerievich	1977	higher	Director of the Department of stockholder capital of OJSC “Svyazinvest”	Member of the Board of directors of: OJSC “Uralsvyazinform”	Russian Federation	Does not possess the Company’s shares	since 2003

There are 5 independent directors in the structure of the Board of directors: Andreev V.A., Bobin M.V., Degtyarev V.V., Dudchenko V.V., Fedorov O.R.

In 2004 the Board of directors' structure was elected once at the annual general meeting of shareholders which was held on June 22, 2004.

The members of the Company's Board of directors during the performance of their duties are paid remuneration and compensations for expenses related to the performance of their duties of the members of the Board of directors.

Remuneration to the members of the Board of directors consists of quarterly and annual one.

Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

The remuneration of the Board of directors' Chairman is established with the coefficient 1,5.

Quarterly remuneration of a member of the Board of directors is decreased by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is established as the sum of deductions according to rates (percent):

- of the Company's EBITDA by IAS accounting statement data for the report year;
- of the Company's net profit by the results of the report year, allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of directors in equal shares.

Annual remuneration of a member of the Board of directors is decreased by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his/her term of office.

The rates (percent) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting, electing the specified structure of the Board of directors.

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' structure.

The Board of directors members who are the members of the Company's Board of directors committee, are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees' members, in the amount of 40 000 rubles (for the participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees simultaneously.

For the Chairman of a committee of the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs, carried out by the Company.

According to the resolution of the annual general meeting of shareholders of June 22, 2004, (minutes №4), the following rates (percent) of deductions are approved for calculating annual remuneration to the Board of directors' members, elected at the specified annual general meeting of shareholders:

- in the amount of 0,14% of EBITDA by IAS accounting statement data for 2004;
- in the amount of 0,22% of the Company's net profit for 2004 allocated to the payment of dividends.

On July 29, 2004 the Committees were established with the following structure:

- Committee for corporate governance:
  1. Grigorieva Alla Borisovna - The Committee's Chairman
  2. Bobin Maxim Victorovich
  3. Fedorov Oleg Romanovich
  4. Grigorieva Lyubov Ivanovna
  5. Evdokimov Andrey Vladimirovich
- Committee for strategic development:
  1. Romskyi Georgyi Alexeevich - The Committee's Chairman
  2. Degtyarev Valeryi Victorovich
  3. Andreev Vladimir Alexandrovich
  4. Fedorov Oleg Romanovich
  5. Lyulin Vladimir Fedorovich
- Committee for staff and rewards:
  1. Bobin Maxim Victorovich - The Committee's Chairman
  2. Savchenko Victor Dmitrievich
  3. Dudchenko Vladimir Vladimirovich
  4. Filippova Nadezhda Valentinovna
- Committee for audit
  1. Degtyarev Valeryi Victorovich - The Committee's Chairman
  2. Dudchenko Vladimir Vladimirovich
  3. Chernogorodskyi Sergey Valerievich

The amount of remuneration to the Company's Board of directors paid by the results of the report year was 21 605 080 rubles.

13.2. General Director.

General Director is the sole executive body carrying out management of the Company's current activity. The General Director is appointed by the Company's Board of directors.

Lyulin Vladimir Fedorovich was borne in 1938.

In 1959, he finished Kuybyshev communications polytechnic school and worked as a technician for cable communication till his service in the Soviet Army, after his service in the armed forces he graduated from Kuybyshev communications electrotechnical institute.

In 1967, Vladimir Fedorovich was appointed to work at Arzamas District communication center of Gorky regional PTCC to the post of senior engineer of VHF shop.

Since 1985 he was the head of Gorky regional industrial-technical management of communication, from now on, he is the head of the collective of the Nizhny Novgorod communications workers. He carried out a big work on creation of the OJSC 'Nizhegorodsvyazinform" which has been functioning since 1993. He was repeatedly elected for the post of the General Director of the Company by the stockholders.

After reorganization by means of affiliation of 10 regional companies to OJSC "Nizhegorodsvyazinform" since March 2003, he headed Open Joint Stock Company "VolgaTelecom".

Lyulin V.F. made a great contribution to the development and perfection of communication facilities in Nizhny Novgorod oblast and was repeatedly awarded with departmental and state awards for his high achievements in work: "Honorable radio operator" and "Master of communication", "Honored communication worker of Russian Federation";

He was awarded with the Orders: "For merits before Fatherland of IV degree", "The Sign of Honor", and medals.

The share in the charter capital of the issuer – he owns 0.18137% of the Company's charter capital.

Criteria of definition and the size of remuneration of the Company's General Director are stipulated by terms and conditions of the labor contract.

The amount of remuneration of the Company's General Director paid by the results of 2004 amounted to 5 360 286 rubles.

13.3. The Management board.

The Management board is a collegial executive body organizing the fulfillment of resolutions of stockholders general meeting and of the Company's Board of directors.

Quantitative and personal structure of the Management board is defined by the resolution of the Company's Board of directors following the proposal of the General Director, members of the Company's Board of directors.

On July 20, 2004 the Board of directors by the recommendation of the General Director formed the Company's Management board to the number of 14 persons in the following structure:

Table 37.

№	Surname, name and patronymic name	Year of birth	Education	Place of employment and work status	Time of holding the post	Other posts held in the Company and in other organizations.	Possession of shares
1.	Lyulin Vladimir Fedorovich	1938	Higher	The Chairman of the Management board – the Company's General Director	Since 1985	Director of Nizhny Novgorod branch of OJSC "VolgaTelecom" Chairman of the Board of directors: CJSC "Nizhegorodskaya cellular communication", OJSC "TATINCOM-T"; Member of the Board of directors of CJSC "Sotel- Nizhny Novgorod"	Ordinary registered shares 446 118 Preferred registered shares 42 387
2.	Sipatova Taisiya Mikhailovna	1954	Higher	1-st deputy to the General Director for economics and finances	Since 2002	Deputy director of Nizhny Novgorod branch o0f OJSC "VolgaTelecom"; Chairman of the Board of directors of CJSC JS Commercial bank "Commercial bank "C-bank"; Member of the Board of directors of CJSC "Nizhgorodskaya cellular communication"	Does not possess the Company's shares
3.	Grigorieva Lyubov Ivanovna	1953	Higher	Deputy to the General Director for corporate development	Since 1995	Deputy director of Nizhny Novgorod branch of OJSC "VolgaTelecom"; Chairman of the Board of directors of CJSC "Orenburg-GSM" Member of the Board of directors: CJSC "Nizhegorodskaya cellular communication", OJSC "TATINCOM-T"; CSC 'Saratov Mobile", CJSC "Public telephone Saratov", CJSC "Digital networks of Udmurtiya -900", OJSC "Informational Commercial Networks "Omrix" CJSC "Ulyanovsk GSM"	Ordinary registered shares 506
4.	Vystorop Vasilyi Petrovich	1949	Higher	Deputy to the General Director for work with personnel and general issues	Since 2000	Deputy to the Director of Nizhny Novgorod branch of OJSC "VolgaTelecom"	Does not possess the Company's shares

5.	Dyakonov Mikhail Vasilievich	1954	Higher	Deputy to the General Director for construction (investments)	Since 1999	Deputy to the Director of Nizhny Novgorod branch of OJSC "VolgaTelecom"	Does not possess the Company's shares
6.	Sklyarov Ivan Petrovich	1948	Higher	Deputy to the General Director for marketing	Since 2001	Deputy to the Director of Nizhny Novgorod branch of OJSC "VolgaTelecom" Member of the Board of directors of OJSC "Plant the name of G.I. Petrovskiy".	Preferred registered shares 3 375
7.	Evdokimov Oleg Lvovich	1963	Higher	Deputy to the General Director for new and informational technologies	Since 2003	Deputy to the Director of Nizhny Novgorod branch of OJSC "VolgaTelecom" Chairman of the Board of directors: CJSC "Nizhegorod-teleservice", OJSC "Informational Commercial Networks "Omrix"	Ordinary registered shares 231 Preferred registered shares 300
8.	Kirillov Alexander Ivanovich	1956	Higher	1-st deputy to the General Director (Technical director)	Since 2004	Chairman of the Board of directors: CJSC "Pulse- Radio Yoshkar-Ola", CJSC "Pulse- radio"	Ordinary registered shares 215 403 Preferred registered shares 3 686
9.	Petrov Mikhail Victorovich	1973	Higher	Deputy to the General Director for mobile communication.	Since 2004	General director, Management board Chairman and the Board of directors' member of CJSC "Nizhegorodskaya cellular communication", Member of the Board of directors: CJSC Orenburg-GSM", OJSC "TATINCOM-T", CJSC "Saratov Mobile", CJSC "Ulyanovsk GSM", LLC "Udmurtskie cellular networks – 450"	Does not possess the Company's shares
10.	Elkin Sergey Leonidovich	1949	Higher	Deputy to the Director General – director of the branch in Samara	Since 2002	No	Ordinary registered shares 138 653 Preferred registered shares

							17 331
11.	Korolkov Oleg Animpadistovich	1941	Higher	Deputy to the Director General – director of the branch in Saratov	Since 2002	Chairman of the Board of directors of CJSC "Public telephone Saratov"	Ordinary registered shares 303 984 Preferred registered shares 32 469
12.	Shchukina Elvira Konstantinovna	1954	Higher	Director of legal department	Since 2003	No	Does not possess the Company's shares
13.	Popkov Nikolai Ivanovich	1973	Higher	The Company's chief accountant	Since 2003	Chief accountant of the Nizhny Novgorod Branch of OJSC "VolgaTelecom"	Does not possess the Company's shares
14.	Kormilitsyna Lyudmila Alexeevna	1955	Higher	Deputy to the director of electric communication department of OJSC "Svyazinvest"	Since 2001	No	Does not possess the Company's shares

The procedure of convocation and holding of sessions of the Management board, and also the procedure of taking the decisions of the Management board, the size and the procedure of remuneration payment to the members of the Management board are defined by the Provision on the Company's Management board approved by general meeting of the Company's stockholders.

The members of the Company's Management board during the term of their duties performance are paid remuneration and compensations for the expenses related to their performance of functions of the Management board members.

The Company's Board of directors defined the rate (percentage) of deductions for calculation of quarterly remuneration of the Management board members for the period from July 15, 2003 to July 15, 2004 (for the term of their authority) in the size of 0,43% of the net profit for the report quarter as per the data of the Company's accounting statement.

The size and the procedure of remuneration payment to the Management board, formed on July 20, 2004, and also its remuneration distribution among the Management board members are defined by the resolution of the Company's Board of directors according to the provision on remuneration of OJSC "VolgaTelecom" Management board members. The Management board members are entitled to participate in option programs carried out by the Company.

The remuneration paid to the Company's Management board by the results of the report year amounted to 7 863 216 rubles.

The purpose of the Management board activity is to assure the Company's effective work on deriving profit. The Company's Management board elaborates motions on core trends of the Company's activity, including on drafts of annual budget, budgets for medium- and long-term outlook, strategies and development programs of the Company, motions on introduction of changes into the specified documents; approves internal control procedures; defines staff and social policy of the Company and other issues, referred to his competence.

The Company's Management board elaborates and presents the materials to the Company's Board of directors, to the Committees established with the Board of directors in accordance with approved operating plans, and also under instructions of the Board of directors.

In 2004 the Company's Management board held 22 sessions, at which 74 issues were considered.

13.4. Auditing committee.

Auditing committee – is the Company's independent body of control, elected at the annual general meeting of shareholders for the period till the next annual general meeting of shareholders, and consisting of 5 persons.

The internal control over OJSC 'VolgaTelecom" financial-economic activity is performed by the Auditing committee, elected at the annual general meeting of shareholders on June 22, 2004 in the following structure:

Table 38.

№	Surname, name and patronymic name	Place of employment and work status
1.	Belyaev Konstantin Vladimirovich	Chairman of the Auditing committee, Chief accountant of OJSC "Svyazinvest"
2.	Alekhin Sergey Imanovich	Chief expert of Internal audit department of OJSC "Svyazinvest"
3.	Degtyareva Elena Petrovna	Leading expert of Electric communication department of OJSC 'Svyazinvest"
4.	Tikhonov Sergey Vladimi-	Chief expert of Internal audit department of OJSC

	rovich	"Svyazinvest"
5.	Frolov Kirill Victorovich	Deputy to the Director of Internal audit department of OJSC "Svyazinvest"

The competence of the Auditing committee includes:
- The check of reliability of data contained in the reports and other financial documents of the Company;
- Discovery of facts of breach of the procedure of accounting keeping and provision of financial reporting as established by Russian Federation legal acts;
- The check of observance of legal rules when calculating and paying the taxes;
- Discovery of facts of violation of Russian Federation legal acts in accordance with which the Company carries out its financial and economic activity;
- Appraisal of economic expediency of the Company's financial-economic operations.

The Auditing committee held three sessions. The checks of financial-economic activity of General Directorate and of Nizhny Novgorod branch of the Company were conducted in the following areas:
- Reliability of data contained in the accounting statement for 2004;
- The procedure of bookkeeping and provision of financial reporting for 2004.

Based on the results of the check the Report of the Auditing committee of OJSC "VolgaTelecom" for 2004 was drawn up. The violations, revealed by the Company's Auditing committee do not concern the bookkeeping procedure and accounting statement preparation, and cannot essentially affect the reliability of OJSC "VolgaTelecom" accounting statement for 2004.

XIV. THE DATA ON THE COMPANY'S OBSERVANCE OF CORPORATE GOVERNANCE CODE

14.1. Information about the Company's corporate governance code:

On March 11, 2004 the Company's Board of directors approved OJSC "VolgaTelecom" Code of corporate governance, the purpose of which was to form and introduce corporate governance principles and rules contributing to the Company's successful development into day-to-day activity, the successful development being expressed in the first instance in long-term perspectives of the Company's development, growth of its value, observance of legal interests and rights of all shareholders and the formation of positive image of the Company among shareholders, employees, customers and other interested persons.

The principles and rules contained in the Company's Code of corporate governance meet international standards of corporate governance best practice and represent a higher level of management and controlling bodies' functioning, business culture and high ethic norms observance as compared to current legislation.

For the purpose of effective performance of the Board of directors' functions in the light of requirements of OJSC "VolgaTelecom" Code of corporate governance the Board of directors' Committees are established which perform the functions on corporate governance, staff and rewards, budget and investment planning.

The Committees are designated for preliminary consideration of the issues referred to the Board of directors' competence, and the preparation of recommendations to the Board of directors.

The following Provisions were approved:
- The Provision on the Committee for corporate governance;
- The Provision on the Committee for budget and investment planning;

- The Provision on the Committee for staff and rewards.

On June 22, 2004 the annual general meeting of shareholders elected the Company's Board of directors by cumulative voting to the number of 11 persons, there are more than three independent directors meeting the requirements of OJSC "VolgaTelecom" Code of corporate governance in its structure.

On June 29, 2004 the newly elected Board of directors changed the structure of the Company's Board of directors' Committees for its term of office and established the Committee for corporate governance, the Committee for strategic development, the Committee for staff and rewards and the Committee for audit.

The functions performed by the Board of director's Committee for audit:

- Recommendation to the Board of directors with regard to candidates for outside auditors on the basis of its estimations;
- Participation in elaboration of internal control procedures;
- Appraisal of the report of the Company's auditor prior to its presentation at the general shareholders meeting;
- Issues of the Company's interaction with outside independent;
- Interaction with the Auditing committee;
- Interaction with a structural subdivision performing internal control functions;
- Consideration of the Company's financial statement.

The functions performed by the Board of directors Committee for staff and rewards:

- Defining criteria of selection of candidates for the posts of the General Director, the Management board members;
- Defining terms and conditions of the contracts with the General Director, Management board;
- The Company's policy formulation in the sphere of remuneration of top management, Board of directors' members;
- Regular estimation of the activity of the General Director, the Management board members;
- Defining principles and criteria of definition of sizes of remunerations and compensations to the Company's Auditing committee members;
- Preliminary approval for candidates for the posts of branches and representation offices' heads and for the dismissal of the heads of the specified structural subdivisions;
- Consideration of the General Director's candidature, his term of office and the early termination of office of the General Director;
- Elaboration of motions on the Management board structure, on the definition of its term of office, and also on early termination of office of the Management board members;
- Consideration of terms and conditions of contracts (additional agreements), concluded with the heads of branches and representation offices;
- Consideration of transactions in which there is an interest of the Board of directors' members, members of collegial executive body, the Company's General Director, in cases, when they are the party to the transaction.

The functions performed by the Board of director's Committee for corporate governance:

- Introduction of provisions of the Code of corporate governance into the Company's activity;
- Recommendations on the issues related to the convocation, preparation and holding annual and extraordinary general meetings of shareholders with due account for the use of the best practice of the Company's corporate governance;
- Motions on the introduction of modifications and amendments to the Company's Charter and other internal documents approved by general meeting of shareholders and the Board of directors of the Company;
- Realization of corporate transformations in the Company;
- Recommendations on the increase in the volume of disclosed information about the Company and on the rules of disclosing the information about the Company's activity;
- Definition of basic principles of construction of the Company's organizational structure;

- Preliminary consideration of materials prepared for holding meetings with shareholders, including of the Company's accounting for shareholders and investors;
- Assistance in prevention of corporate conflicts and assistance, and if necessary, participation in their settlement;
- Consideration of programs of interaction with investors;
- Elaboration of recommendations on including necessary expenses for maintaining corporate governance system development into the Company's budget and control over the use of the specified funds.

The functions performed by the Board of directors' Committee for strategic development:

1. Elaboration of motions and recommendations:
- On the Company's priority trends of activity, including on the budgets of different levels, perspective plans, strategies and development programs of the Company;
- On the perfection of budgeting system, investment planning procedure, monitoring and analysis in the Company;
- On the basic efficiency indexes and the system of management of the Company's financial activity;
- On the Company's investment policy for the purpose of development and upgrading of regional electric communication networks;
- On the strategy of work with join-stock and borrowed capital;
- On the policy of assets and liquidity management;
- On the strategy of increasing capitalization;
- On the Company's dividend policy;
- On defining the procedure of the Company's interaction with organizations in the capital of which the Company participates;
- On policy in the sphere of "takeovers and mergers" transactions and on capital assets sale.

2. Preparation of recommendations on the procedure of the transaction within the Board of directors' competence.

3. Consideration of material transactions which the Company plans to effect.

On August 19, 2004 the Board of directors appointed Pokrovskaya N.I. the Company's Corporate secretary, the functions of which include ensuring interaction with executive bodies and the Board of directors, provision of the Board of directors' activity; the Board of directors also approved the Provision on the Corporate secretary and the back office of the Company's Corporate secretary.

On September 24, 2004 the Board of directors approved the Provision on the Committee for corporate governance in the new wording, the Provision on the Committee for staff and rewards in the new wording, Provision on the Committee for audit, Provision on the Committee for strategic development.

The changes are introduced to OJSC "VolgaTelecom" Code of corporate governance, they concern article 4 "The Company's Board of directors"; item 4.22 is stated in the wording: "For the purpose of effective functioning of the Board of directors the Company establishes Committees of the Board of directors, performing functions on corporate governance, staff and rewards, strategic development, audit and others".

According to the requirements of the Code of corporate governance, there is a service of internal control over the Company's financial and economic activity in the Company, and the service does not depend on the Company's executive bodies.

14.2. Report on the observance of the Code of corporate governance as recommended by FCSM.

Table 39.

N	Provisions of the Code of corporate governance	Observed or not observed	Comment
General meeting of stockholders			

1.	Notification of stockholders on holding of general meeting of stockholders at least 30 days prior to the date of its holding irrespective of the issues included into the agenda, if legislation does not stipulate longer period.	Observed.	The date of notification dispatch is approved by the Company's Board of directors.
2.	Availability with the stockholders of the capability to get familiarized with the list of persons having the right to participate in general meeting of stockholders starting from the date of announcing the holding of general meeting of stockholders and to the closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders – to the date of the end of acceptance of the voting bulletins.	Observed.	Item 7.5. of the Company's Charter
3.	Availability with the stockholders of capability to get familiarized with the information (materials) subject to provision during the preparation to holding general meeting of stockholders by means of electronic facilities, the Internet including.	Observed.	The Company has web-site in the Internet: www.vt.ru, where information presented to shareholders at the preparation for the meeting is provided.
4.	Availability with the stockholders the capability to bring forward the motions into the agenda of the general meeting of stockholders or to demand the convocation of general meeting of stockholders without providing an extract from the stockholders' register, if his/her rights for the shares are accounted in the system of stockholders' register keeping, and in case if his/her rights for shares are accounted at custody account, - it is sufficient to provide an extract from the custody account to exercise the above rights.	Observed.	Item 12.6. of the Company's Charter, item 2.6. of the Provision on the procedure of holding general meeting of the Company's stockholders
5.	Availability in the Company's Charter or in internal documents of the requirement of obligatory presence of the General Director, members of the Management board, members of the Board of directors, members of the Auditing committee and the Company's auditor at the general meeting of stockholders	Observed.	Item 12.17. of the Company's Charter, item 3.17. of the Company's Code of corporate governance
6.	Obligatory presence of nominees at general meeting of stockholders during consideration of issues of electing the members of the Board of directors, the General Director, members of the Management board, members of the Auditing committee, and also of the issue of the approval of the Company's auditor.	The Company secures the presence of nominees to management and control bodies at the general meeting of stockholders.	
7.	Availability in the Company's internal documents of the procedure of registration of the participants of general meeting of stockholders.	Observed.	Items 3.4. and 8.1. of the Provision on the procedure of holding general meeting of stockholders of the Company
The Board of directors			
8.	Availability in the Company's Charter of the authority of the Board of directors to approve annual financial-economic plan of the Company.	Observed.	Sub-item 1 of item 13.4 of the Company's

			Charter
9.	Availability of the procedure, approved by the Board of directors, of risk management in the Company.	It is stipulated by the Company's marketing strategy for 2004-2006 approved by the Company's Board of directors.	
10.	Availability in the Company's Charter of the right of the Board of directors to take a decision to suspend the powers of the General Director, appointed by the stockholders' general meeting	Not applicable.	Article 15 of the Company's Charter
11.	Availability in the Company's Charter of the right of the Board of directors to establish the requirements to the qualification and to the size of remuneration of the General Director, members of the Management board, heads of the basic structural divisions of the Company.	Observed.	Sub-item 33 of item 13.4; item 14.7; item 15.4. of the Company's Charter.
12.	Availability in the Company's Charter of the right of the Board of directors to approve the terms and conditions of contracts with the General Director and the members of the Management board.	Observed.	Sub-item 33 of item 13.4 of the Company's Charter
13.	Availability in the Company's Charter or in the internal documents of the requirement that when approving the terms and conditions of contracts with the General Director (managing organization, manager) and with the members of the Management board, the votes of the members of the Board of directors who are being the General Director and the members of the Management board are not taken into account during the vote tabulation	Not observed	
14.	Availability in the structure of the Company's Board of directors of at least 3 independent directors meeting the requirements of the Code of corporate governance.	Observed.	
15.	The absence in the structure of the Company's Board of directors of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market.	Observed.	
16.	The absence in the structure of the Company's Board of directors of the persons who are participants, general director (manager), members of the management body or an employee of a legal entity competing with the Company.	Observed.	
17.	Availability in the Company's Charter of the requirement of electing the structure of the Board of directors by cumulative voting.	Observed.	Item 13.2 of the Company's Charter
18.	Availability in the Company's internal documents of the duty of the members of the Board of directors to abstain from actions that will result in or potentially may result in the occurrence of conflict between their interests and the Company's interests, and in case of occurrence of such a conflict – of the duty to disclose the information about this conflict to the Board of directors.	Partially observed.	Item 3.2 of the Provision on the Board of directors

19.	Availability in the Company's internal documents of the duty of the members of the Board of directors to notify in writing the Board of directors on the intent to make transaction with the securities of the company where they are the members of the Board of directors, or with the securities of affiliated (dependent) companies, and also to disclose the information on transactions with such securities made by them.	Practically observed.	Item 3.2.10 of the Provision on the Company's Board of directors, introduction of appropriate changes to internal documents is included into the agenda of the annual general meeting of shareholders
20.	Availability in the Company's internal documents of the requirement that the sessions of the Board of directors should be held at least once in six weeks.	The sessions of the Board of directors should be held on a regular basis in accordance with the work plan approved at a session of the Board of directors. If required the Board of directors considers the issues not included into the work plan.	Item 6.2. of the Provision on the Company's Board of directors, item 4.8. of the Company's Code of corporate governance
21.	Holding of sessions of the Company's Board of directors during the year for which the Company's annual report is drawn up with periodicity of at least one time in six weeks.	Practically observed	
22.	Availability in the Company's internal documents of the procedure of holding the sessions of the Board of directors.	Observed.	Chapter 6 of the Provision on the Company's Board of directors.
23.	Availability in the Company's internal documents of the provision that it is necessary for the Board of directors to approve the Company's transactions for the amount of 10 and more per cent of the Company's asset value, excluding the transactions made in the course of common economic activity.	Observed.	Sub-item 19 and 20 of item 13.4. of the Company's Charter
24.	Availability in the Company's internal documents of the right of the members of the Board of directors to receive the information required for the performance of their duties from executive bodies and heads of basic divisions of the Company, and also of the responsibility for non-providing such information.	Observed.	Item 3.4. of the Provision on the Company's Board of directors.
25.	Availability of the committee of the Board of directors for strategic planning or assignment of functions of the said committee to other committee (except for the audit committee and the staff and rewards committee).	With the Board of directors there is the Committee for strategic development.	Item 4.22. of the Company's Code of corporate governance
26.	Availability of the committee of the Board of directors (committee for audit) that recommends the Company's auditor to the Board of directors and interacts with the auditor and the Company's auditing committee.	Observed.	Item 4.22. of the Company's Code of corporate governance
27.	Availability in the structure of the committee for audit of only independent and non-executive directors.		
28.	Performance of management of the committee for audit by an independent director.		

29.	Availability in the Company's internal documents of the right for access of all members of the committee for audit to any documents and information of the Company provided they do not disclose confidential information.		Item 4.20. of the Company's Code of corporate governance
30.	Establishment of the committee of the Board of directors (staff and rewards committee), its function being definition of criteria of selecting the candidates to the members of the Board of directors and formulation of the Company's policy in remuneration area.	Observed.	Item 4.22. of the Company's Code of corporate governance
31.	Performance of management of the staff and rewards committee by an independent director.	Observed.	
32.	The absence of the Company's office holders in the structure of the staff and rewards committee.	Observed.	
33.	Establishment of the risk committee of the Board of directors or assignment of functions of the said committee to other committee (except for the committee for audit and the staff and rewards committee).	Observed.	
34.	Establishment of the corporate conflict settlement committee of the Board of directors or assignment of functions of the said committee to other committee (except for the committee for audit and the staff and rewards committee).	Observed.	
35.	The absence of the Company's office holders in the structure of the corporate conflict settlement committee.	Partially observed	According to item 5.7. of the Provision on the Corporate governance committee , the committee's members-Company's officials do not have the right to vote on the issue of resolving corporate conflicts
36.	Performance of management of the corporate conflict settlement committee by an independent director.	The Committee for corporate governance is headed by Grigorieva A.B. – a member of the Board of directors.	The committee is headed by a non-executive director
37.	Availability of the Company's internal documents, stipulating the procedure of formation and operation of the committees of the board of directors, the documents being approved by the Board of directors.	Provisions on the Committees of the Company's Board of directors.	The Provisions are approved by the Board of directors on September 24, 2004 (minutes № 8)
38.	Availability in the Company's Charter of the procedure of defining the quorum of the Board of directors allowing for ensuring obligatory participation of independent directors in the sessions of the Board of directors.	The quorum for holding the sessions of the Company's Board of directors is more than the half of the number of elected members of the Board of directors	Items 13.6; 13.7; 13.10; 13.12; 13.13 of the Company's Charter.
Executive bodies			
39.	Availability of collegial executive body (the Management board) of the Company.	Observed.	Article 14 of the Company's Charter
40.	Availability in the Company's Charter or in the internal documents of the provision on the necessity of the Management board's approval of real estate transactions, of the Company's obtaining the credits, if the specified transactions are not related to	Observed.	Item 13.4. of the Company's Charter

	material transactions and their making is not related to the Company's ordinary economic activity.		
41.	Availability in the Company's internal documents of reconciliation procedure of operations falling outside the scope of the Company's financial-economic plan.	Observed.	Sub-item 2 of item 13.4. of the Company's Charter
42.	The absence in the structure of the Company's executive bodies of the persons who are a participant, general director (manager), a member of the management body or an employee of a legal entity competing with the Company.	Observed.	
43.	The absence in the structure of the Company's executive bodies of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market. If the functions of a single executive body are carried out by a managing organization or by a manager – compliance of general director and members of management board of managing organization or a manager with the requirements made to the General Director and members of the Management board of the Company.	Observed.	
44.	Availability in the Company's Charter or in the internal documents of prohibition to a managing organization (a manager) to carry out similar functions in a competing company, and also to be in any property relations with the Company apart from rendering the services of a managing organization (a manager).	The management pattern is not applicable.	
45.	Availability in the Company's internal documents of the duty of executive bodies to abstain from actions that will result in or potentially may result in the occurrence of conflict between their interests and the Company's interests, and in case of such conflict occurrence – the duty to inform the Board of directors about it.	Observed.	Article 10 of the Company's Code of corporate governance
46.	Availability in the Company's Charter or in the internal documents of the criteria of selection of a managing organization (a manager).	The management pattern is not applicable.	
47.	Provision by the Company's executive bodies of monthly reports on their work to the Board of directors.	Observed.	
48.	Incorporation of responsibility for the breach of provisions about using confidential and insider information in the contracts concluded by the Company with the General Director (a managing organization, a manager) and the members of the Management board.	Observed.	Item 3.1.10 of the labor contract with the General Director, and also the Provision on the protection of the Company's confidential information.
The Company's secretary			

49.	Availability in the Company of a special office holder (the Company's secretary), whose task is to ensure the compliance of the Company's bodies and office holders with the procedural requirements guaranteeing realization of rights and legitimate interests of the Company's stockholders.	Observed.	
50.	Availability in the Company's Charter or in the internal documents of the procedure of appointment (election) of the Company's secretary and the responsibility of the Company's secretary.	Observed.	Article 16 of the Company's Charter
51.	Availability in the Company's Charter of the requirements to the candidacy of the Company's secretary.	Observed.	Item 2.4. of the Provision on the Corporate Secretary and the back office of the Corporate Secretary
Essential corporate actions			
52.	Availability in the Company's Charter or in the internal documents of the requirement on the approval of a material transaction prior to its making	Observed.	Sub-item 17 of item 12.2; sub-item 19 of item 20; and item 13.4 of the Company's Charter
53.	Obligatory involvement of independent appraiser for the assessment of market value of property being the subject of a material transaction.	Observed.	
54.	Availability in the Company's Charter of the prohibition for taking any actions during the acquisition of large blocks of shares of the Company (takeover); the actions being meant for the protection of interests of executive bodies (members of these bodies) and the members of the Company's Board of directors, and also aggravating the situation of the stockholders as compared with the existing one (in particular, the prohibition for the Board of directors to make the decision on the issue of additional shares, on the issue of securities convertible into shares, or securities granting the right of acquisition of the Company's shares, even if the right for taking such a decision is granted to it by the Charter, before the end of the assumed period of shares acquisition.	Not observed	The direct prohibition for rights violation is needless, as the absence in the Charter of norms on the possibility of actions aimed at protection of interests of executive bodies (members of these bodies), members of the Board of directors and others shows the impossibility of taking such actions.
55.	Availability in the Company's Charter of the requirement of obligatory involvement of an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of takeover.	The Company when carrying out takeover transaction will obligatory involve an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of takeover. The Company's Charter does not stipulate the requirement of obligatory involvement of an independent appraiser for the assessment of current market value of shares and potential changes of their market value as a result of takeover.	

56.	The lack in the Company's Charter of the exemption of the acquirer from the obligation to offer the stockholders to sell the Company's ordinary shares belonging to them (issuing securities convertible into ordinary shares) during the takeover.	The Company's Charter does not contain the exemption of the acquirer from the obligation to offer the stockholders to sell the Company's ordinary shares belonging to them.	
57.	Availability in the Company's Charter or in the internal documents of the requirement of obligatory involvement of an independent appraiser for determination of the ratio of shares conversion during reorganization.	The Company, when affiliating communication operators of Volga region in 2002, obligatory involved an independent appraiser for determination of the ratio of shares conversion during reorganization. The Company's Charter does not stipulate the requirement of obligatory involvement of an independent appraiser for determination of the ratio of shares conversion during reorganization.	
Information disclosure			
58.	Availability of the internal document, approved by the Board of directors, defining the rules and approaches of the Company to the information disclosure (Provision on informational policy).	The information on the Company is disclosed on the basis of "Programs of activity for Public Relations and disclosure of information" approved by the Board of directors on June 19, 2002.	
59.	Availability in the Company's internal documents of the requirement of disclosing the information on the purposes of shares placement, on the persons who are going to acquire the placed shares, including a large block of shares, and also on the fact if top office holders of the Company are going to participate in the acquisition of the Company's shares being placed.	The requirement of disclosing the information on the purposes of shares placement, on the persons who are going to acquire the placed shares, including a large block of shares, and also on the fact if top office holders of the Company are going to participate in the acquisition of the Company's shares being placed, is provided in the Company's informational regulations.	The Company's information regulations.
60.	Availability in the Company's internal documents of the list of information, documents and materials that should be provided to the stockholders for the solution of issues of the stockholders' general meeting.	Observed.	Item 12.13 of the Company's Charter; item 3.1 of the Provision on the procedure of holding the general meeting of the Company's stockholders.
61.	Availability with the Company of a web-site in the Internet and regular disclosure of information about the Company at this web-site.	The Company has a web-site in the Internet: www.vt.ru, where the information about the Company is regularly disclosed.	
62.	Availability in the Company's internal documents the requirement of disclosing information on the Company's transactions with persons who as per the Charter are top office holders of the Company, and also on the company's transactions with organizations where the Company's top office holders directly or indirectly own 20 and more per cent of the company's charter capital or which may be materially affected by such office holders	In accordance with current Russian legislation the Company discloses the information on related party transactions in the form of communication about an essential fact and communication on the data which may essentially affect the cost of the Company's securities.	Russia's FCSM regulation of 02.07.2003 № 03-32/пс "On disclosure of information by issuers of issuing securities
63.	Availability in the Company's internal documents of the requirement of disclosing information on all transactions that may affect the market cost of the Company's shares.	The Company's Board of directors makes decisions on the transactions that may affect the market cost of the Company's shares; the information about these decisions is disclosed in	Russia's FCSM regulation of 02.07.2003 № 03-32/пс "On disclosure of

		the form of press-releases. In accordance with current Russian legislation the Company discloses the information as regards the transactions that may affect the market cost of the Company's shares in the form of communication about an essential fact and communication on the data which may essentially affect the cost of the Company's securities.	information by issuers of issuing securities".
64.	Availability of the internal document, approved by the Board of directors, for using essential information about the Company's activity, shares and other securities of the Company and transactions with them; this information is not accessible to public and its disclosure may essentially affect the market cost of shares and other securities of the Company.	All the transactions made by the Company are accessible to public and the information about them is disclosed in the form of press-releases. In accordance with current Russian legislation the Company discloses a part of essential information about its activity, shares and other securities of the Company and the transactions with them; the disclosure of this information may essentially affect the market cost of shares and other securities of the Company; the information is disclosed in the form of an essential fact and communication on the data that may essentially affect the cost of the Company's securities.	Russia's FCSM regulation of 02.07.2003 № 03-32/пс "On disclosure of information by issuers of issuing securities"
Control over financial-economic activity			
65.	Availability of procedures of internal control over the Company's financial-economic activity, these procedures being approved by the Board of directors.	The Company's Board of directors approved: the rules of organizing and carrying out of integrated checks of financial-economic activity of the branches and their structural sub-divisions; the plan of checks by OJSC "VolgaTelecom" internal audit department of financial-economic activity of the branches and their structural sub-divisions for 2004.	Observed.
66.	Availability of the Company's special sub-division ensuring the compliance with the procedures of internal control (auditing service)	The functions of the sub-division ensuring the compliance with the procedures of internal control are carried out by the Department of internal audit.	Observed.
67.	Availability in the Company's internal documents of the requirement that the structure and the membership of auditing service of the Company is to be defined by the Board of directors.	Observed.	Sub-item 18 of item 13.4 of the Company's Charter
68.	The absence in the structure of the audit service of the persons who were found guilty of committing offences in the area of economic activity or offences against state authority, interests of state service and local authority service, or to whom administrative punishment was administered for violation of law in the area of entrepreneurial activity or in the area of finances, taxes and dues, securities market.	Observed.	
69.	The absence in the structure of the audit service of the persons who are members of the Company's executive bodies, and also of persons who are a participant, general director (manager), a member of the management body or an employee of a legal entity competing with the Company.	Observed.	

70.	Availability in the Company's internal documents of the time for submission of documents and materials for appreciation of carried out financial-economic operation to the audit service, and also the responsibility of the Company's high-ranking officials and employees for their non-submission at date designated.	The time for submission of documents and materials for appreciation of carried out financial-economic operation to the audit service is stipulated by the order of the General Director when instituting this check.	
71.	Availability in the Company's internal documents of the duty of the audit service to inform the committee for audit, and in case of its nonavailability, the Company's Board of directors about discovered faults.	The Department of the internal audit informs the Company's board of directors about discovered faults after demand.	
72.	Availability in the Company's Charter of the requirement of preliminary appreciation by the audit service of the expediency of making operations not envisaged by the Company's financial-economic plan (non-standard operations).	When the Company's Board of directors and the Management board approach the Company's auditing committee and the Department of internal audit, the latter may preliminary appreciate the operations not envisaged by the Company's financial-economic plan (non-standard operations).	
73.	Availability in the Company's internal documents of the procedure of coordination of a non-standard operation with the Board of directors.	In accordance with the labor contract the Company's General Director is obliged to inform preliminary (at least 2 weeks prior to the date of conclusion) the Company's Board of directors on transactions planned by the Company for conclusion in cases stipulated by this labor contract, including the coordination of a non-standard operation.	Sub-item 2 of item 13.4. of the Company's Charter
74.	Availability of the internal document, approved by the Board of directors, defining the procedure of carrying out the checks of the Company's financial-economic activity by the Auditing committee.	Observed.	Provision on the Company's Auditing Committee, approved on March 26, 2003 by joint (extraordinary) general meeting of shareholders.
75.	Appreciation of the auditor's report by the committee for audit before its presentation to stockholders at general meeting of stockholders	Observed.	
Dividends			
76.	Availability of the internal document, approved by the Board of directors, which serves as a guide for the Board of directors when adopting the recommendations about the size of dividends (Provision on dividend policy).	Partially observed	
77.	Availability in the Provision on dividend policy of the procedure of defining the minimum share of the Company's net profit allocated for dividends payment, and of the terms and conditions under which the dividends on preferred shares, the size of dividends on them being defined in the Company's charter, are not paid or are paid not in full.		
78.	Publication of data on the Company's dividend policy and amendments introduced into it in the periodical stipulated by the Company's Charter for publication of communications about holding of general meetings of stockholders, and also presentation of these data at the Company's web-site in the Internet.	Observed. The resolution of general meeting of stockholders on the payment of the Company's dividends is published in the periodical stipulated by the Company's Charter, and also is presented at the Company's web-site in the Internet.	

The information is presented in accordance with "Recommended practice on the structure and the form of presentation of information on observance of the Code of corporate governance in annual reports of joint-stock companies" approved by FCSM order № 03-849/p of 30.04.2003.

XV. INFORMATION FOR STOCKHOLDERS

15.1. The Company's Charter capital and Securities.

The Company's Charter capital is 1 639 764,97 thousand rubles.

The Company's placed and declared shares as of 1.01.2005.

Table 40.

Categories (types) of shares	Quantity (pieces)	Face value (rubles)
Placed shares:	327 952 994	5
• Ordinary – total	245 969 590	5
• Preferred type A shares – total	81 983 404	5
Declared shares:	1 830 589	5
• Ordinary shares	1 299 093	5
• Preferred type A shares	531 496	5

15.2. The structure of the joint-stock capital as of 01.01.2005.

Table 41.

Stockholders	Number of stockholders	Ordinary registered shares, % in Charter capital	Preferred registered shares, % in Charter capital	Stake in Charter capital
Legal entities, including	228	70,91	17,71	88,62
Owners, including	195	42,80	5,07	47,87
OJSC "Svyazinvest"	0	38,00	0,00	38,00
Nominee stockholders	33	28,11	12,64	40,75
Natural persons	30 363	4,10	7,29	11,38

Chart: The structure of the joint-stock capital as of 01.01.2005.

Chart 20.



17,2%
1,1%
1,3%
2,1%
4,0%
4,6%
5,2%
8,9%
17,6%
38,0%
OJSC "Investment communication company"
"ING Bank (Eurasia) CJSC" (CJSC)
CJSC "Depositary-clearing company"
CB "JPMorgan Bank International" (LLC)
Lindsell Enterprises Limited
CJSC "Brunswick UBS Nominees"
CJSC CB "Citibank"
Pruett Enterprises Limited
OJSC "RTK-Leasing"
Other stockholders

15.3. Information about the owners of the largest blocks of stock (the equity stake in the Charter capital is over 1%).

Table 42.

№	Name	Account category	Ordinary shares % of Charter capital	Preferred shares % of Charter capital	Stake in Charter capital (%)
1	Open Joint Stock Company "Investment communication company" ("Svyazinvest")	Owner	38,0035	0,0000	38,0035
2	"ING Bank (Eurasia) CJSC" (Close Joint Stock Company)	Nominee shareholder	15,328	2,316	17,644
3	Close Joint Stock Company "depositary-clearing company"	Nominee shareholder	3,603	5,273	8,876
4	Commercial bank "JPMorgan Bank International" (Limited Liability Company)	Nominee shareholder	3,858	1,327	5,185
5	Lindsell Enterprises Limited	Owner	1,098	3,476	4,574
6	Close Joint Stock Company "Brunswick UBS Nominees"	Nominee shareholder	1,443	2,530	3,973
7	Close Joint Stock Company Commercial Bank "Citibank"	Nominee shareholder	1,833	0,239	2,072
8	Pruett Enterprises Limited	Owner	0,817	0,527	1,344
9	Open Joint Stock Company "RTK-Leasing"	Owner	1,076	0,000	1,076
10	Other stockholders		32,9405	84,3120	17,2525

15.4. Information about trading sites (stock exchanges) where the Company's shares are quoted.

At present OJSC "VolgaTelecom" shares are allowed for circulation by three Russian trade organizers at securities market:

Table 43.

Trading site name	Ticker, ordinary registered shares	Ticker, preferred registered shares	Quotation list
Non-commercial partnership "Stock exchange Russian trading system" (NCP "Stock exchange RTS")	NNSI	NNSIP	A2
Open Joint Stock Company " Stock exchange Russian trading system" (OJSC "Stock exchange RTS")	NNSIG	NNSIPG	A2
Close Joint Stock Company "Stock exchange Moscow's Interbank Currency Exchange" (CJSC "stock exchange MICEX")	VTEL	VTELP	A1

The data on trading volume for 2004 at trading site NCP "Stock exchange RTS":

Table 44.

Ordinary shares			Preferred shares		
Number of transactions	Trading volume, pieces	Trading volume, US$	Number of transactions	Trading volume, pieces	Trading volume, US$
560	7 160 059	21 972 112	329	3 493 089	7 317 642

The data on the trading volume for the period from November 23, 2004 (the date of the trading start) to December 31, 2004 at trading site OJSC "Stock exchange RTS":

Table 45.

Ordinary shares			Preferred shares		
Number of transactions	Trading volume, pieces	Trading volume, rubles	Number of transactions	Trading volume, pieces	Trading volume, rubles
135	326 200	28 293 089	57	130 900	7 856 902

15.5. Information on the issue (support) and development of ADR Program.

The Company's ADR program of level I was registered in October 1997.

In 1997 the bank of New York was selected as the Depositary Bank of ADR program of level I, and in 2002 the Program was transferred to JPMorgan Chase Bank.

CJSC "ING Bank (Eurasia)" is the bank-custodian.

"Clifford Chace Punder" company is the legal adviser on the specified program.

One American Depositary Receipt corresponds to 2 registered paperless ordinary shares of the Company.

As of the end of 2004 the number of ADR was 17 657 870, which is 14,36 % of voting shares and 10,77 % of Charter capital of the Company.

Additional information on the Company's ADR Program is available in the Internet at: http://www.vt.ru/?id=551

15.6. Information about appropriation of credit rating and of corporate governance rating to the Company.

On August 10, 2004 corporate governance rating Service of "Standard & Poor's" confirmed the Company's corporate governance rating at CGR-5+ level and removed it from GovernanceWatch list ("CGR for revision"). Simultaneously "Standard & Poor's" increased OJSC "VolgaTelecom" rating as per Russian scale from CGR-5,8 to CGR-5,9.

On December 24, 2004 corporate governance rating Service of "Standard & Poor's" reduced CGRs of six Russian operators of wire line telephone communications controlled by OJSC "Svyazinvest", including OJSC "VolgaTelecom" – its rating was reduced from CGR-5+ (CGR-5,9 as per Russian scale) to CGR-5 (CGR-5,1 as per Russian scale).

On February 25 and September 16, 2004 International Rating Agency "Standard & Poor's" published the reports of the Company's credit ratings with confirmation of international long-term credit rating at "B" level, outlook – "stable".

"Standard & Poor's" kept the Company's long-term credit rating and the rating of its bonds issue for the amount of 1 billion rubles with the repayment period in February 2006 as per Russian scale at "ruA-" level.

The information about credit ratings and the Company's corporate governance rating is available in Internet at: http://www.vt.ru/?id=310, http://www.vt.ru/?id=1042.

15.7. Information about the Company's auditors (according to Russian and international standards):

Close Joint Stock Company "Ernst & Young Vneshaudit";

Location: 115035, Russia, Moscow, Sadovnicheskaiya naberezhnaya, bld.77, str.1;

The license for audit activity, including general and bank audit, and also the audit of insurance companies, funds and exchanges, № E003246, approved by order № 9 of January 17, 2003 of the Ministry of Finance of Russian Federation, it was issued for the term of five years;

The contract is valid till CJSC "Ernst & Young Vneshaudit" fulfills in full its obligations on audit of the Company's accounting statement for 2004.

15.8. Information about the Company's registry holder:

Close Joint Stock Company "Registrator- Svyaz"

License № 10-000-1-00258 of October 01, 2002 with no limitation of validity term, issued by Russia's FCSM;

Mail address: 107078, Moscow, Kalanchevskaya str., bld. 15 "a", P.O.Box. 45, telephone/fax – (095) 933-42-21, E-mail address: regsw@asvt.ru, consultr@asvt.ru

15.9. Information about the Company's branches

OJSC "VolgaTelecom" consists of General directorate and 11 branches:

- *General directorate*
  603000, Nizhny Novgorod city, Maxim Gorky square, Post House,
  Phone/fax: +7(8312) 33-20-47/30-67-68,
  e-mail: gd@vt.ru ,http://www.vt.ru
- *Kirov branch:*
  601000, Kirov city, Drelevsky str., 43/1,
  Phone/fax: +7(8332) 62-98-31/62-12-46,
  e-mail: dir@kirov.vt.ru , http://www.elsv.kirov.ru
- *Branch in the Republic of Maryi El*
  424000, the Republic of Maryi El, Yoshkar-Ola town, Sovietskaya str., 138,
  Phone/fax: +7(8362) 66-45-71/63-00-99,
  e-mail: info@mari.vt.ru, http://www.martelcom.ru
  Branch in the Republic of Mordoviya
  430000, the Republic of Mordoviya, Saransk town, Bolshevistskaya str., 13,
  Phone/fax: +7(8342) 32-70-04/17-60-70,
  e-mail: office@rm.vt.ru, http://www.isp.moris.ru
- *Nizhny Novgorod branch*
  603000, Nizhny Novgorod city, B. Pokrovskaya str., 56,
  Phone/fax: +7(8312) 30-55-32/34-05-19,
  e-mail: i.shuraleva@nnov.vt.ru , http://www.sinn.ru

- *Orenburg branch*
  460000, Orenburg city, Volodarsky str., 11,
  Phone/fax: +7(3532) 77-34-10/72-01-62,
  e-mail: office@reg.esoo.ru, http://www.esoo.ru
- *Penza branch*
  440606, Penza city, Kuprin str., 1/3,
  Phone/fax: +7(8412) 52-17-12/52-36-88,
  e-mail: e.alimova@penza.vt.ru, http://www.sura.ru
- *Samara branch*
  443010, Samara city, Krasnoarmeiskaya str., 17,
  Phone/fax: +7(8462) 32-10-20/70-40-20,
  e-mail: director@samara.vt.ru, http://www.ssr.ru
- *Saratov branch*
  410012, Saratov city, Kiselev str., 40,
  Phone/fax: +7(8452) 27-14-18/50-84-53,
  e-mail: office@saratov.vt.ru, http://www.san.ru
- *Branch in the Republic of Udmurtiya*
  426008, The Republic of Udmurtiya, Izhevsk city, Pushkinskaya str., 278,
  Phone/fax: +7(3412) 22-69-91/51-01-41,
  e-mail: utc@utc.ru, http://www.utc.ru
- *Ulyanovsk branch*
  432601, Ulyanovsk city, L.Tolstoy str., 60,
  Phone/fax: +7(8422) 41-20-10/41-44-20,
  e-mail: office@ul.vt.ru, http://www.new-ec.mv.ru
- *Branch in the Republic of Chuvashiya*
  428000, the Republic of Chuvashiya, Cheboksary town, Lenin avenue, 2,
  Phone/fax: +7(8352) 66-11-93/66-22-93,
  e-mail: director@chr.vt.ru, http://www.sich.ru

The Company's contact phone: +7 (8312) 33-20-47;
Fax: +7 (8312) 30-67-68
E-mail address: gd@vt.ru
Address in Internet: http://www.vt.ru

General Director of
OJSC "VolgaTelecom" ______________________ **S.V. Omelchenko**

Chief accountant of
OJSC "VolgaTelecom" ______________________ **N.I. Popkov**

The Company's annual report was preliminary approved by OJSC "VolgaTelecom" Board of directors on May 20, 2005 (minutes № 30).

THIS IS BOX 3 OF 3

XI-1

Summary of the Abstract of the Minutes №29

of the Board of Directors' meeting of "VolgaTelecom" OJSC in the form of the simultaneous attendance

of April 26, 2005.

According to the Minutes the new General Director of the Company of "VolgaTelecom" OJSC was elected for 2 years and the new contract of employment was concluded with the General Director.

(Original full document in Russian is enclosed herewith)

ВЫПИСКА ИЗ ПРОТОКОЛА № 29

заседания Совета директоров ОАО «ВолгаТелеком» в форме совместного присутствия

26 апреля 2005 г. г. Краснодар

Избрано в Совет директоров 11 человек.
Приняли участие в очной части заседания 6 человек: Юрченко Е.В., Григорьева А.Б., Дегтярев В.В., Ромский Г.А., Савченко В.Д., Федоров О.Р.

Представили письменное мнение по повестке дня 3 человека: Бобин М.В., Дудченко В.В., Черногородский С.В.

ПОВЕСТКА ДНЯ:

1. О Генеральном директоре ОАО «ВолгаТелеком».

I. О Генеральном директоре ОАО «ВолгаТелеком».

ДОКЛАДЫВАЕТ: Юрченко Е.В. - Председатель Совета директоров Общества.
Выступили: Дегтярев В.В., Ромский Г.А.
Совет директоров РЕШИЛ:

1. Назначить Омельченко С.В. Генеральным директором ОАО «ВолгаТелеком» сроком на два года.
2. Утвердить условия Трудового договора с Генеральным директором ОАО «ВолгаТелеком» С.В. Омельченко.

Голосование: «ЗА» – 6; «Против» – нет; «Воздержались» – 3 (Бобин М.В., Дудченко В.В., Федоров О.Р.)

В соответствии с пунктом 13.7. Устава большинством голосов РЕШЕНИЕ ПРИНЯТО.

Председатель Совета директоров
ОАО «ВолгаТелеком» п/п Е.В. Юрченко
Секретарь п/п Н.И. Покровская
Дата составления протокола 26 апреля 2005 года.

Выписка верна:
Председатель Совета директоров
ОАО «ВолгаТелеком» Е.В. Юрченко

Секретарь Н.И.Покровская

XI-2

Summary of the Abstract of the Minutes №4
of the General Shareholders' Meeting of "VolgaTelecom" OJSC
of June 22, 2004.

According to the Minutes 11 members of the Board of Directors of "VolgaTelecom" OJSC were elected.

(Original full document in Russian is enclosed herewith)

ВЫПИСКА ИЗ ПРОТОКОЛА № 4
годового общего собрания акционеров открытого акционерного общества
«ВолгаТелеком»

г. Нижний Новгород, 22 июня 2004 г.
пл. М. Горького, Дом связи

Дата подписания протокола: 23 июня 2004 года.

В соответствии с пунктом 1 статьи 51 закона "Об акционерных обществах" по состоянию на 18-00 (местного времени) 3 мая 2004 года в списке лиц, имеющих право на участие в годовом общем собрании акционеров, зарегистрировано 17 286 акционеров, владельцев 245 969 590 голосующих акций Общества.

В соответствии с пунктом 7.1. Положения о порядке проведения общего собрания акционеров председательствует на годовом общем собрании акционеров Генеральный директор ОАО «ВолгаТелеком» Люлин В.Ф.

В президиуме:

Члены Совета директоров Общества:

Юрченко Е.В. – Председатель Совета директоров Общества
Люлин В.Ф. – зам. председателя Совета директоров
Ромский Г.А.
Григорьева А.Б.
Бобин М.В.
Дудченко В.В.
Федоров О.Р.
Черногородский С.В.

В соответствии с пунктом 7.2. Положения о порядке проведения общего собрания акционеров Председатель собрания для ведения протокола назначил ответственным секретарем общего собрания акционеров секретаря Совета директоров Покровскую Н.И.

В соответствии с п.1 статьи 56 ФЗ «Об акционерных обществах» функции счетной комиссии выполняет Закрытое акционерное общество «РЕГИСТРАТОР – СВЯЗЬ».

Слово по итогам регистрации акционеров, участвующих в собрании, и учета бюллетеней предоставляется уполномоченному представителю ЗАО «Регистратор-Связь» Панову А.М.

По протоколу определения кворума годового общего собрания акционеров ОАО «ВолгаТелеком» (приложение №1):

Дата проведения собрания: 22 июня 2004 года.
Время начала регистрации акционеров, участвующих в собрании: 8:00
Время начала работы собрания: 10:00

Список лиц, имеющих право на участие в годовом общем собрании акционеров в форме совместного присутствия, составлен на основании данных реестра на 18-00 (местного времени) 3 мая 2004 года.

На дату составления списка лиц, имеющих право на участие в годовом общем собрании акционеров, Обществом размещено 245 969 590 обыкновенных акций, из них:

- 966 242 в совокупности принадлежат членам Совета директоров или лицам, занимающим должности в органах управления Общества;
- **0** акций приобретено (выкуплено) Обществом.

Общее количество размещенных голосующих акций Общества, за исключением приобретенных (выкупленных) Обществом акций, составляет 245 969 590 штук.

Право голоса по вопросам №№ 1-7, №№ 9-10 повестки дня годового общего собрания акционеров ОАО «ВолгаТелеком» имеют акционеры - владельцы обыкновенных акций Общества.

По состоянию на 10 часов 00 минут зарегистрировалось 1 861 акционер и их полномочные представители, обладающие в совокупности 214 969 695 голосами, в том числе 1699 акционеров и их полномочных представителя, обладающих в совокупности 38 898 375 голосами, представленные бюллетенями для голосования, полученными Обществом не позднее чем за два дня до даты собрания, из них:

1. Количество голосов, принадлежащих членам Совета директоров или лицам, занимающим должности в органах управления Общества, составляет 966 242 голоса;
2. Количество голосов, принадлежащих акционерам, имеющим право голоса по вопросам №№ 1-7, №№ 9-10 повестки дня собрания, составляет 214 969 695 голосов или 87,4% от общего количества размещенных голосующих акций Общества, за исключением приобретенных (выкупленных) Обществом голосующих акций;
3. Количество голосов, принадлежащих акционерам, имеющим право голоса по вопросу № 8 повестки дня собрания (Избрание членов Ревизионной комиссии Общества), составляет 214 003 959 голосов или 87,35% от общего количества голосующих акций Общества, за исключением приобретенных (выкупленных) Обществом голосующих акций, а также за исключением голосующих акций, принадлежащих членам Совета директоров или лицам, занимающим должности в органах управления Общества.

Кворум для принятия решения по вопросам №№ 1-7, №№ 9-10

повестки дня собрания обеспечивается участием акционеров, обладающих в совокупности более 50% от общего количества размещенных голосующих акций Общества, за исключением приобретенных (выкупленных) Обществом голосующих акций.

Кворум для принятия решения по вопросу № 8 ((Избрание членов Ревизионной комиссии Общества) обеспечивается участием акционеров, обладающих в совокупности более 50% от общего количества размещенных голосующих акций Общества, за исключением приобретенных (выкупленных) Обществом голосующих акций, а также голосующих акций, принадлежащих членам Совета директоров или лицам, занимающим должности в органах управления Общества.

Таким образом, для принятия решений по всем вопросам повестки дня годового общего собрания акционеров ОАО «ВолгаТелеком» в форме совместного присутствия, кворум имеется.

Собрание признается правомочным.

ПОВЕСТКА ДНЯ:

7. Избрание членов Совета директоров Общества

VII. Избрание членов Совета директоров Общества.

В срок, предусмотренный законом "Об акционерный обществах", поступили предложения включить в бюллетень для избрания в состав Совета директоров следующих кандидатов:

1.	Андреев Владимир Александрович	Ректор Поволжской государственной академии телекоммуникаций и информатики
2.	Бобин Максим Викторович	Начальник юридического отдела Московского представительства компании «Эн-Си-Эйч Эдвайзорс, Инк.»
3.	Григорьева Алла Борисовна	Заместитель директора – Начальник отдела Департамента корпоративного управления ОАО "Связьинвест"
4.	Девяткина Л Людмила Ивановна	Заместитель директора Департамента управления капитальными вложениями ОАО «Связьинвест»
5.	Дегтярев Валерий Викторович	Представитель ОАО «Связьинвест»
6.	Дудченко Владимир Владимирович	Глава аналитического отдела Московского представительства компании «Эн-Си-Эйч Эдвайзорс, Инк.»
7.	Ефимов Дмитрий Георгиевич	Руководитель группы независимых директоров Ассоциации по защите прав инвесторов
8.	Забузова Елена Викторовна	Директора Департамента экономического планирования и бюджетирования ОАО «Связьинвест»
9	Куликов Денис Викторович	Эксперт Ассоциации по защите прав инвесторов

10.	Люлин Владимир Федорович	Генеральный директор ОАО «ВолгаТелеком
11.	Ромский Георгий Алексеевич	Заместитель Генерального директора ОАО «Связьинвест»
12.	Савченко Виктор Дмитриевич	Директор Департамента правового обеспечения ОАО «Связьинвест»
13.	Федоров Олег Романович	Исполнительный директор, корпоративные финансы ЗАО «Объединенная финансовая группа»
14.	Хаустович Александр Владимирович	Заместитель Генерального директора - директор «Воронежсвязьинформ» - филиала ОАО «ЦентрТелеком»
15.	Черногородский Сергей Валериевич	Директора Департамента акционерного капитала ОАО «Связьинвест»
16.	Юрченко Евгений Валерьевич	Заместитель Генерального директора ОАО «Связьинвест»

Довожу до Вашего сведения, что в соответствии с законом "Об акционерных обществах" каждый из кандидатов дал письменное согласие баллотироваться в состав Совета директоров.

- Какие будут вопросы к кандидатам в члены Совета директоров?

Вопросов не последовало.

Проект решения по вопросу «Избрание членов Совета директоров Общества», поставленный на голосование:

Избрать Совет директоров Общества в следующем составе:

(Избранными в состав Совета директоров считаются 11 кандидатов, набравших наибольшее количество голосов.)

Слово по голосованию предоставляется уполномоченному представителю ЗАО «Регистратор-Связь» Панову А.М.

Панов А.М.. – объясняет процедуру голосования по бюллетеню № 7

Прошу голосовать!

(идет голосование)

По результатам голосования по вопросам повестки дня общего собрания слово предоставляется уполномоченному представителю ЗАО «Регистратор-Связь» Панову А.М.

Панов А.М. огласил результаты голосования по всем вопросам повестки дня:

7. Итоги голосования на годовом общем собрании акционеров ОАО «ВолгаТелеком» по седьмому вопросу повестки дня:

«Избрание членов Совета директоров Общества»

7. **Дегтярёва Валерия Викторовича**
8. **Черногородского Сергея Валериевича**
9. **Савченко Виктора Дмитриевича**
10. **Бобина Максима Викторовича**
11. **Дудченко Владимира Владимировича**

Уважаемые акционеры!
На этом повестка дня годового общего собрания акционеров исчерпана. Большое спасибо за участие в работе собрания.
Собрание объявляется закрытым !

Выписка верна:

Председатель собрания,
Генеральный директор
ОАО «ВолгаТелеком» В.Ф. Люлин

Секретарь собрания Н.И. Покровская

XI-3

Summary of the Abstract of the Minutes №1

of the Board of Directors' meeting of "VolgaTelecom" OJSC

of June 22, 2004.

According to the Minutes the new Head of the Board of Directors of "VolgaTelecom" OJSC was elected.

(Original full document in Russian is enclosed herewith)

ВЫПИСКА ИЗ ПРОТОКОЛА № 1
заседания Совета директоров ОАО «ВолгаТелеком»

22 июня 2004 г. г. Н. Новгород

Место проведения: г. Нижний Новгород, пл. М.Горького, Дом связи;
Время проведения: 14-00 часов (время московское).

Избрано в Совет директоров 11 человек.
Приняло участие в голосовании 10 человек: Андреев В.А., Бобин М.В., Григорьева А.Б., Дудченко В.В., Люлин В.Ф., Ромский Г.А., Савченко В.Д., Федоров О.Р., Черногородский С.В., Юрченко Е.В.

ПОВЕСТКА ДНЯ:

1. Избрание председателя Совета директоров

I. По первому вопросу «Избрание председателя Совета директоров ОАО «ВолгаТелеком» поступило предложение избрать председателем Совета директоров Юрченко Е.В.

Совет директоров РЕШИЛ:

1. Избрать председателем Совета директоров ОАО «ВолгаТелеком» Юрченко Е.В.

   Голосование: «ЗА» – 10; « Против» – нет; «Воздержалось» – нет

Председатель Совета директоров	п/п	Е.В. Юрченко
Секретарь	п/п	Н.И. Покровская

Выписка верна:
Генеральный директор
ОАО «ВолгаТелеком» С.В. Омельченко

Выписка составлена 1 ноября 2006 года.

Открытое акционерное общество «ВолгаТелеком» * г. Нижний Новгород * ВолгаТелеком

XI-4

Summary of Notice in "Rossiyskaya Gazeta" №143 (4109)
of the results of the General Shareholders' Meeting
of "VolgaTelecom" OJSC
of June 26, 2006.

According to the Notice the new panel of the Board of Directors consisting of 11 members and the new Audit Commission were elected. In paragraph 3 of the Note the new amounts of the dividends are defined. Pursuant to paragraph 4 there were the amendments to the Charter, Regulations on the Board of Directors, Regulations on the procedure of holding the General Shareholders Meeting, Regulations on the Audit Commission. Due to paragraph 5 "Ernst&Young" LLC was appointed as an Auditor of the Company. The number of the shareholders of the voting shares is 16 093. Two Accounting Balance Sheets for 2005 are attached in the end of the note.